Annual Report 2020

Who we are

CIBC is a leading North American financial institution and ended 2020 with a market capitalization of $44 billion and a Basel III Common Equity Tier 1 capital ratio of 12.1%.

Across Personal and Business Banking, Commercial Banking and Wealth Management, and Capital Markets businesses, our 44,000 employees provide a full range of financial products and services to 10 million personal banking, business, public sector and institutional clients in Canada, the U.S. and around the world.

Our purpose

CIBC’s purpose is to help make your ambition a reality.

Our strategy

At CIBC, our goal is to deliver superior client experience and top-tier shareholder returns while maintaining our financial strength. To achieve our ambition, we are executing on three strategic priorities:

1. Focusing on key client segments to accelerate our earnings growth

2. Simplifying and transforming to deliver a modern relationship-banking proposition

3. Advancing our purpose-driven culture

Creating value for our shareholders

At CIBC, we are committed to delivering sustainable earnings growth to our shareholders. We are guided by our purpose – to help make our clients’ ambition a reality – as we reinvest in our business to accelerate revenue growth and reduce our structural cost base while keeping a keen focus on industry-leading fundamentals in capital, expenses and risk management.

2020 Performance at a glance

Environmental, social and governance (ESG) scorecard	i

Our response to COVID-19	ii

Message from the President and Chief Executive Officer	iv

Message from the Chair of the Board	ix

Enhanced Disclosure Task Force	x

Management’s discussion and analysis	1

Consolidated financial statements	99

Notes to the consolidated financial statements	114

Quarterly review	191

Ten-year statistical review	193

Glossary	196

Shareholder information	203

2020 performance at a glance

Business mix
% adjusted net income[(1)]

44%
Canadian Personal and Business Banking
27%
Canadian Commercial Banking and Wealth Management
-6%
Corporate and Other
25%
Capital Markets
10%
U.S. Commercial Banking and Wealth Management

62.8

Client experience
2020 CIBC Enterprise Net Promoter Score

Reported revenue
($ billions)

17.8
18.6
18.7
18
19
20

Reported earnings per share
($)

11.65
11.19
8.22
18
19
20

Adjusted earnings per share[(1)]
($)

12.21
11.92
9.69
18
19
20

Dividend
($/share)

5.32
5.60
5.82
18
19
20

2020 performance at a glance Business mix % adjusted net income(1) 44% -6% Canadian Personal Corporate and Other and Business Banking 25% 62.8 Capital Markets 27% Client experience 2020 CIBC Canadian Commercial 10% Enterprise Net Banking and Wealth Promoter Score U.S. Commercial Banking Management and Wealth Management Reported revenue Reported earnings Adjusted earnings Dividend ($ billions) per share per share(1) ($/share) ($) ($) 18.6 18.7 11.65 11.19 12.21 11.92 5.60 5.82 17.8 5.32 8.22 9.69 18 19 20 18 19 20 18 19 20 18 19 20 (1) For additional information, see the “Non-GAAP measures” section of the MD&A.

Financial highlights

For the year ended October 31
(Canadian $ in billions, except as noted)	2020	2019

Financial results

Revenue	18.7	18.6

Provision for credit losses	2.5	1.3

Expenses	11.4	10.9

Reported/Adjusted net income(1)	3.8/4.4	5.1/5.4

Financial measures (%)

Reported/Adjusted efficiency ratio(1)	60.6/55.8	58.3/55.5

Reported/Adjusted return on common shareholders’ equity (ROE)(1)	10.0/11.7	14.5/15.4

Net interest margin	1.50	1.65

Total shareholder return	(5.9)	4.2

Common share information

Reported/Adjusted earnings per share(1)	8.22/9.69	11.19/11.92

Market capitalization	44.4	50.0

Dividends (%)

Dividend yield	5.9	5.0

Reported/Adjusted dividend payout ratio(1)	70.7/60.0	49.9/46.9

Net income by strategic business unit

Canadian Personal and Business Banking	2.0	2.3

Canadian Commercial Banking and Wealth Management	1.2	1.3

U.S. Commercial Banking and Wealth Management	0.4	0.7

Capital Markets	1.1	1.0

(1) For additional information, see the “Non-GAAP measures” section of the MD&A.

Financial scorecard

	Target	2020 reported results	2020 adjusted results(1)
Earnings per share (EPS) growth(2)	5%–10% annually	$8.22, down 27% from 2019	$9.69, down 19% from 2019
Return on equity (ROE)(2)	15%+	10.0%	11.7%
Efficiency ratio	52% run rate in 2022	60.6%, increased 230 basis points from 2019	55.8%, increased 30 basis points from 2019
Basel III CET1 ratio	Strong buffer to regulatory minimum	12.1%
Dividend payout ratio(2)	40%–50%	70.7%	60.0%
Total shareholder return	Outperform the S&P/TSX Composite Banks Index over a rolling five-year period	CIBC – 27.7% Banks Index – 35.3%

(1) For additional information, see the “Non-GAAP measures” section of the MD&A. (2) Through the cycle.

Environmental, social and governance (ESG) scorecard

Material topics	Target	2020 performance	Status

Client experience	• Continuous improvement	• CIBC Enterprise Net Promoter Score was 62.8, a two point increase from 2019	✓

Privacy and information security	• No privacy findings against CIBC by regulators	• 3 privacy findings against CIBC by regulators(1)	X(1)

Sustainable finance	• $150 billion in support for environmental and sustainable financing over 10 years (2018–2027)	• $15.7 billion in environmental and sustainable financing	✓ 28%(2) achieved to date ($42 billion)
Inclusive banking	• Engage 200,000 clients in financial education seminars and events over three years (2019–2021)	• 2020 performance will be updated in CIBC’s 2020 Sustainability Report	N/A
	• Provide $9 billion in new loans to SMEs over four years (2020–2023)	• $6.9 billion in new loans to small and medium-sized enterprises (SMEs)	✓ 77% achieved to date
	• Grow our commercial banking Indigenous business by 10% in 2020	• 23% growth in commercial banking Indigenous business	✓

Belonging at work	• At least 30% women and at least 30% men on the CIBC Board of Directors	• 40% women on the CIBC Board of Directors	✓
	• At a minimum, between 35% and 40% women in board-approved executive roles by 2022 (Global)	• 33% women in board-approved executive roles (Global)	✓
	• At least 22% visible minorities in board-approved executive roles by 2022 (Canada)	• 20% visible minorities in board-approved executive roles (Canada)	✓
	• 4% Black leaders in board-approved executive roles by 2023 (Canada)	• 3% leaders from the Black community in board-approved executive roles (Canada)	✓
	• 8–9% of external hires in 2020 are persons with disabilities (Canada)	• 5% of external hires are persons with disabilities (Canada)(3)	X(3)
	• 2% of external hires in 2020 are Indigenous peoples (Canada)	• 3% of external hires are Indigenous peoples (Canada)	✓
	• At least 5% of student recruitment from the Black community	• Student recruitment from the Black community	Starting in 2021

Employee engagement	• CIBC’s employee engagement score >109% of the Willis Towers Watson global financial services norm	• CIBC’s engagement score of 90% was 111% of the Willis Towers Watson global financial services norm	✓
	• Voluntary turnover <12.5% in 2020 (Canada)	• 7.3% voluntary turnover (Canada)	✓
	• 100% of employees will have performance reviews in 2020	• 100% of employees had performance reviews	✓

Community relationships	• $350 million in total corporate and employee giving over five years (2019-2023)	• Invested $75 million in community organizations across Canada and the U.S.	✓ 44% achieved to date ($154 million)

Business ethics	• 100% employee completion rate for ethical training on our Code of Conduct	• 100% of employees completed CIBC ethical training on our Code of Conduct	✓

(1)	Cases against CIBC by the Office of the Privacy Commissioner of Canada.
(2)	Represents the cumulative results of 2018 through 2020.
(3)	The full picture of our hiring for persons with disabilities is likely not reflected due to low self-disclosure in the survey utilized for data collection.

CIBC 2020 ANNUAL REPORT	i

Our response

to COVID-19

The COVID-19 pandemic triggered significant economic disruption and public health concerns around the world. From the largest corporations to families planning for their future, many clients faced a crisis that affected their immediate well-being and put their long-term ambitions at risk.

Drawing on our 153-year history of being there for our clients in challenging times, everyone across our bank immediately understood the role we needed to play – for our clients, for our communities, and for each other.

And we did.

From our teams in Asia and Europe who were first to initiate business continuity plans to support our clients through the pandemic, to our teams across North America who were proactive in preparing for this disruption and stepped forward when called on, our global team delivered for all of our stakeholders and honoured our history.

ii	CIBC 2020 ANNUAL REPORT

Our team

Our global team of 44,000 was the driving force behind our strong, client-focused response to the pandemic. Protecting their health and well-being, along with that of our clients and our communities, has been our top priority.

As public health measures were being enacted, an unprecedented 70% of our team members switched to working remotely. We stayed connected and focused on our clients thanks to our investments in technology and collaboration tools that facilitated a smooth transition.

For team members in vital roles who needed to be on-site, we implemented enhanced safety protocols and provided additional financial compensation, as well as activating back-up work locations and adjusting hours in our banking centres to ensure we continued to serve our clients. In addition, we provided employees with wellness resources and up to 10 additional paid days off to ensure they were taking care of themselves as they focused all of their efforts on supporting our clients through a challenging period.

In our 2020 employee survey, 88% of our team members said CIBC helped them manage their well-being during the pandemic. This was an important source of pride for our team members. We also saw our employee engagement score increase to 90, an all-time high for CIBC.

Our clients

As the disruption caused by COVID-19 created pressure on the finances of individuals, families and businesses alike, our entire bank leaned in with purpose as we leveraged the strength and commitment of our team to implement a range of support measures to help our clients during a challenging time.

During the year, we assisted more than 500,000 clients facing financial hardship through payment deferral programs on mortgages, loans and credit cards, and reduced interest rates on credit cards, in many cases providing financial relief proactively.

Throughout this period we worked to ensure our clients had access to much-needed funds being made available through government programs, including the Canada Emergency Business Account and the Paycheck Protection Program in the U.S. Recognizing the urgent need to provide financial support and relief quickly and in a radically simple way, in many cases our team launched fully digital solutions for clients.

In addition, we provided “front-of-the-line” access to seniors and persons with disabilities and proactively offered assistance to clients identified to have the greatest need. We’ve also supported our large corporate clients and entrepreneurs across our global footprint to ensure they, in turn, can take care of their teams and continue to play a role in moving our economy forward.

As a result of our focus and commitment to our clients, CIBC was recognized as the top performing brand during the first wave of the pandemic.

Our communities

As the impacts of COVID-19 continue to be felt across our communities, our promise is to help revive the sector by harnessing our investments and genuinely caring culture. This includes helping through our people and financial support.

To date Team CIBC has delivered nearly 1,000 hours of COVID-19 related volunteer time. In addition, we increased donations for those most at risk and reassured our community partners that our support would remain in place. Incremental donations included emergency funding for Community Food Centres Canada, United Way, Kids Help Phone, Canadian Blood Services and the American Red Cross. We also supported frontline health care workers with Aventura points to enable them to take a well-deserved break through our Holidays for Heroes program, as well as supporting the next generation of health care workers achieve their ambitions for a career in health care through the CIBC Future Heroes Fund Bursary Program.

And we continued our long-standing support for those fighting cancer, as we rallied behind a virtual CIBC Run for the Cure, attracting the participation of thousands of Canadians across the country.

CIBC 2020 ANNUAL REPORT	iii

Message from the President and Chief Executive Officer Resilient and focused on the future Drawing on our 153-year history of being there for our clients, we responded to the COVID-19 pandemic by living our purpose – to help make our clients’ ambitions a reality – while delivering a resilient financial performance and advancing our long-term growth strategy in 2020. Our clients are at the centre of everything we do. This year, more than any other in my time as CEO, our clients needed us – and I am very proud of how our team delivered. Victor G. Dodig President and Chief Executive Officer iv CIBC 2020 ANNUAL REPORT

iv	CIBC 2020 ANNUAL REPORT

Thanks to the tremendous efforts of our team of 44,000 employees globally, we are well positioned to succeed amidst a changing environment in the years ahead and contribute to a more inclusive, sustainable future.

Financials and 2020 review

Our bank reported earnings in 2020 of $3.8 billion or $4.4 billion on an adjusted basis, down 26% and 18% from last year, respectively, primarily as a result of the economic impact of the COVID-19 pandemic. Our capital position remained very strong, with a CET1 ratio of 12.1%, underscoring the strength of our balance sheet as we focus on growing our business in an uncertain economic environment.

Our clients are at the centre of everything we do. This year, more than any other in my time as CEO, our clients needed us – and I am very proud of how our team delivered.

As public health measures such as stay at home directives and physical distancing were introduced to slow the spread of COVID-19, we leveraged our investments in technology in recent years to support our clients. We moved quickly to enable digital-first solutions – including being the first bank to announce our readiness to accept Canada Emergency Business Account (CEBA) applications from business owners in Canada using a fully digital application.

We also acted in line with our purpose by being the first bank to announce reduced credit card interest rates for clients experiencing hardship. We established payment relief programs, as well as priority service for seniors in our banking centres and on the phone. In addition, we made calls to our senior clients to check on their well-being and to help them use mobile and online banking, which saw a surge in demand from clients 65 years of age and over as the pandemic set in. Our bank was recognized as the top performing brand during the peak of COVID-19, a reflection of the measures we took to help our clients.

Our decisive, early action made a challenging time more manageable. In 2020, our bank helped over 500,000 clients with payment relief, and advice when they needed us most.

Our team was the foundation of our client-focused response to the pandemic. At a time of significant disruption and uncertainty, many of our team members seamlessly transitioned to working remotely, while those who needed to be on site to perform essential work were able to do so safely. Our team was steadfast in the face of a challenge, and made a difference in the lives of our clients. I want to thank them for their professionalism and dedication.

Through the pandemic we remained focused on creating a relationship-oriented bank for a modern world. In 2020 we continued to reinvest for long-term growth.

Revenue by business segment

$8.5B	$4.1B	$2.1B	$3.5B
Canadian Personal and Business Banking	Canadian Commercial Banking and Wealth Management	U.S. Commercial Banking and Wealth Management	Capital Markets

CIBC 2020 ANNUAL REPORT	v

Message from the President and Chief Executive Officer

“

Inclusion is the cornerstone of our culture at CIBC. It is both an enabler of growth and a foundational element in our connected culture.

We continued to attract new clients and deliver growth in our Commercial Banking and Wealth Management businesses in the U.S. and Canada. In just one example of our relationship-focused approach to doing business, as the U.S. government rolled out relief programs for business owners to support payrolls, our team of relationship managers called every one of our commercial banking clients to evaluate their needs and work with them to determine if a loan through the relief program would be of help to their business.

Our focus on supporting growth in the private economy and the deep expertise of our relationship managers have helped us to build a robust, high-quality commercial banking portfolio in recent years, and have fueled growth in our wealth management business through new and deeper client relationships that cross business and personal needs. Despite the context of a challenging overall environment, our bank is well positioned to move these businesses forward, both in Canada and the U.S.

In Canadian Personal and Business Banking, we achieved our highest client experience scores on record as we continued to make investments in advice and in our digital capabilities – two areas that remain the foundation of client relationships and growth. In addition, we earned the highest overall satisfaction rating among the Big 5 banks from J.D. Power for our mobile banking app.

We continued to modernize our bank to make it easier for clients to get advice through virtual meetings, and implemented options such as eSignatures to allow clients to sign documentation without needing to leave their home. While we have a continued opportunity to accelerate growth in this area, there are encouraging signs that our efforts are producing results.

Amidst a highly volatile market, we were there with the advice and counsel to help our largest corporate clients navigate market conditions. Our diversified Capital Markets business delivered strong, high-quality growth in 2020, including robust results in our trading businesses, growth in the U.S. by working as a connected team, and continued revenue growth through connectivity by furthering the innovative remittance and foreign exchange services offered to personal banking and wealth management clients across our bank.

Strengthening our leadership team

As part of our long-term growth strategy, a number of members of our Executive Committee took on new or expanded accountabilities this year, as we continue to invest in the depth of our leadership team and position leaders to draw on their skills in new areas of our bank. This further strengthens our client-focused culture and connectivity across our bank in support of our clients.

vi	CIBC 2020 ANNUAL REPORT

Building an inclusive, sustainable future

As the economy moves towards recovery, we all have an opportunity to reshape our future economy as one that is more inclusive and more sustainable, reflective of the full capabilities of our collective intellectual capital.

Inclusion is the cornerstone of our culture at CIBC. It is both an enabler of growth and a foundational element in our connected culture. But there is more we can do.

As social unrest grew in 2020, I had the opportunity to speak with many of our team members from the Black community and I heard first-hand their stories of the effects of racism in their personal and professional lives.

As a team, we are taking decisive action to eliminate racism in all its forms. I was proud to take on the role of co-Chair for the BlackNorth Initiative to help drive action on this important issue. Our bank also announced specific measures to attract and develop talented team members from the Black community, create new learning opportunities to help disrupt anti-Black racism and direct over $1,000,000 of our corporate donations to organizations supporting Black communities in North America. These measures are in addition to our existing commitments in hiring and developing people of colour, persons with disabilities and Indigenous peoples. A more inclusive bank is a stronger bank, better positioned to meet the needs of our clients.

Further, we have an opportunity to build a more sustainable economy through the coming economic recovery. Within our Capital Markets business we expanded our team of experts in sustainable finance and renewable energy again this year, and we held our first-ever Sustainability Conference bringing together industry leaders from a variety of sectors to map out a path to a more sustainable future. Across our bank, we continue to make progress on our own targets in areas such as a reduction in greenhouse gas emissions from our operations. As well, we have achieved $42 billion of our $150 billion sustainable finance target by 2027 as we support our clients in transitioning to the low-carbon economy of the future.

CIBC 2020 ANNUAL REPORT	vii

Message from the President and Chief Executive Officer

Our bank has a proud tradition of supporting our communities, and our commitment continued in 2020. As charities and community organizations faced a shortfall in donations as a result of the pandemic, we contributed $750,000 to organizations that would face increased demand including food banks and mental health services. Later in the year, working together with the Canadian Cancer Society, we reimagined the CIBC Run for the Cure into a virtual event and helped to raise $2 million as a team for this vitally important cause.

Looking ahead to 2021 and beyond

The need for advice and the value of relationships amidst changing market conditions have never been higher. To attract new clients and drive growth, banks will need to invest in their infrastructure and advice capabilities to enable the right conversations with clients at this pivotal moment for so many families and businesses. We believe our strategy positions us well to succeed in this evolving market.

Our view is that clients will continue to embrace digital. It will form an important touchpoint as part of client relationships, for both everyday transactions and increasingly, for advice and virtual engagement. We will build on our leadership in this area.

The economic recovery will be led by the private economy, with mid-market businesses playing a major role. Our investments in this market pre-pandemic and our focus on our clients during the crisis will pay long-term dividends as growth returns. We will continue to enhance our capabilities in the U.S. and continue to invest in our team of relationship managers in Canada to help businesses navigate this challenging period. Relationships in this market are often multi-generational, and the foundation we are laying today as the relationship leader will have long-term benefits for our bank.

As well, we will continue to build on our differentiated Capital Markets business model, meeting the needs of our core clients while growing our recurring, fee-based earnings within this business as well as across our Wealth Management businesses.

Our bank is well positioned for the changes occurring in the market for financial services and in the broader economy. We’ve transformed our culture around our clients and we’ve lived our purpose at a time when relationships are becoming entrenched as the primary value proposition for financial institutions, which positions us well for continued growth.

We’re investing in our team – the foundation of our relationship-focused growth strategy. In 2021, we’ll begin moving in to CIBC Square, our new global headquarters, as part of a broader workforce modernization effort that will further the connectivity across our bank that enables our relationship-focused approach to meeting the needs of our clients. We were again recognized this year as one of Canada’s Top 100 employers and best diversity employers, a reflection of our focus on building an inclusive culture where every team member can achieve their ambitions.

I am incredibly proud of our CIBC team for their efforts during a crisis. I am equally proud of the work we’ve done together to be a leader in the economy of the future. Our bank is well positioned to help clients achieve their ambitions and drive growth in the years ahead.

Victor G. Dodig
President and Chief Executive Officer

viii	CIBC 2020 ANNUAL REPORT

Message from the Chair of the Board

Building a sustainable,

inclusive bank

2020 has been a challenging year for all of us! During this year of unprecedented difficulties, your Board has sought to maintain a long-term focus on the trends shaping our industry while offering our full support to management as CIBC moved decisively to meet the needs of clients amidst the global pandemic.

2020 was a year of renewal for your Board. We welcomed Charles Brindamour, Chief Executive Officer of Intact Financial Corporation as a Director, as Linda Hasenfratz retired from our Board after 15 years of outstanding service as a Director. We also oversaw succession planning across our senior management team, further developing leaders across the bank and bringing some new faces to the senior executive team. As we move into 2021, I am pleased that following her retirement, Mary Lou Maher, KPMG Canadian Managing Partner, Quality & Risk and Global Head of Inclusion and Diversity, will be put forward for election at our next annual meeting.

In 2020 we also took steps to accelerate our inclusion and diversity strategy, including a new goal to have 4% of board-approved executive roles based in Canada held by leaders from the Black community by 2023, as part of the bank’s broader target to have 22% representation of visible minorities in board-approved executive roles by 2022. While we seek to achieve gender parity on the Board, we are proud that 40% of your Board members are women, ahead of our target to have at least 30% women and men. In addition, the diversity policy of your Board was updated to emphasize the Board’s commitment to having its membership better reflect the demographics of CIBC employees and the clients and communities we serve.

After 16 years as a Director including the last six as your Chair of the Board, I will be retiring at the annual meeting in April. As I look back over my time as Chair, I believe we achieved much together. I am confident that CIBC has the right strategy, culture, and a deep leadership team to build a relationship-oriented bank for a modern world. I am pleased that Katharine B. Stevenson, who has served on the CIBC Board since 2011, has been appointed Chair of the Board, effective April 8, 2021, upon her election as a director at our annual meeting.

In closing, I would like to thank your CEO, Victor Dodig and your management team for their leadership throughout this year full of surprises. On behalf of your Board, I also would like to thank every member of CIBC’s team for their passion in living our purpose. We are grateful for everything you do.

The Honourable John P. Manley

Chair of the Board

CIBC 2020 ANNUAL REPORT	ix

Enhanced Disclosure Task Force

The Enhanced Disclosure Task Force (EDTF), established by the Financial Stability Board, released its report “Enhancing the Risk Disclosures of Banks” in 2012, which included thirty-two disclosure recommendations. The index below provides the listing of these disclosures, along with their locations. EDTF disclosures are located in our management’s discussion and analysis, consolidated financial statements, and supplementary packages, which may be found on our website (www.cibc.com). No information on CIBC’s website, including the supplementary packages, should be considered incorporated herein by reference.

Topics	Recommendations	Disclosures	Management’s discussion and analysis	Consolidated financial statements	Pillar 3 Report and Supplementary regulatory capital disclosure
			Page references
General	1	Index of risk information – current page
	2	Risk terminology and measures (1)			71–72
	3	Top and emerging risks	50
	4	Key future regulatory ratio requirements	36, 39, 76, 78	166	9, 16
Risk governance, risk management and business model	5	Risk management structure	44, 45
	6	Risk culture and appetite	43, 46, 47
	7	Risks arising from business activities	48, 53
	8	Bank-wide stress testing	31, 49, 57, 71, 74
Capital adequacy and risk-weighted assets	9	Minimum capital requirements	31	166
	10	Components of capital and reconciliation to the consolidated regulatory balance sheet	36		8–11
	11	Regulatory capital flow statement	37		12
	12	Capital management and planning	39	166
	13	Business activities and risk-weighted assets	38, 53		4
	14	Risk-weighted assets and capital requirements	33, 38		4
	15	Credit risk by major portfolios	56–61		27–36
	16	Risk-weighted assets flow statement	38		4, 5
	17	Back-testing of models	48, 57, 70		69, 70
Liquidity	18	Liquid assets	75
Funding	19	Encumbered assets	75
	20	Contractual maturity of assets, liabilities and off-balance sheet instruments	79
	21	Funding strategy and sources	77
Market risk	22	Reconciliation of trading and non-trading portfolios to the consolidated balance sheet	69
	23	Significant trading and non-trading market risk factors	69–73
	24	Model assumptions, limitations and validation procedures	69–73
	25	Stress testing and scenario analysis	31, 71
Credit risk	26	Analysis of credit risk exposures	58–67	138–145, 186	6–7, 65–68
	27	Impaired loan and forbearance policies	55, 65, 85	116
	28	Reconciliation of impaired loans and the allowance for credit losses	65	139
	29	Counterparty credit risk arising from derivatives	55, 59	156–157	68, 35 (2)
	30	Credit risk mitigation	55, 61	156–157	20, 53, 68
Other risks	31	Other risks	80–82
	32	Discussion of publicly known risk events	80	179

(1)	A detailed glossary of our risk and capital terminology is included on page 198.
(2)	Included in supplementary financial information package.

x	CIBC 2020 ANNUAL REPORT

Management’s discussion and analysis

Management’s discussion and analysis

Management’s discussion and analysis (MD&A) is provided to enable readers to assess CIBC’s financial condition and results of operations as at and for the year ended October 31, 2020, compared with prior years. The MD&A should be read in conjunction with the audited consolidated financial statements. Unless otherwise indicated, all financial information in this MD&A has been prepared in accordance with International Financial Reporting Standards (IFRS or GAAP) and all amounts are expressed in Canadian dollars. Certain disclosures in the MD&A have been shaded as they form an integral part of the consolidated financial statements. The MD&A is current as of December 2, 2020. Additional information relating to CIBC, including the Annual Information Form, is available on SEDAR at www.sedar.com and on the United States (U.S.) Securities and Exchange Commission’s (SEC) website at www.sec.gov. No information on CIBC’s website (www.cibc.com) should be considered incorporated herein by reference. A glossary of terms used in the MD&A and the audited consolidated financial statements is provided on pages 196 to 202 of this Annual Report.

2	External reporting changes

2	Overview
2	CIBC’s strategy
2	Performance against objectives

5	Financial highlights

6	Economic and market environment
6	Year in review – 2020
6	Outlook for calendar year 2021

7	Significant events

8	Financial performance overview
8	2020 Financial results review
9	Net interest income and margin
9	Non-interest income
10	Trading activities (TEB)
10	Provision for credit losses
10	Non-interest expenses
11	Taxes
11	Foreign exchange
12	Fourth quarter review
13	Quarterly trend analysis
14	Review of 2019 financial performance

16	Non-GAAP measures

19	Strategic business units overview
20	Canadian Personal and Business Banking
22	Canadian Commercial Banking and Wealth Management
24	U.S. Commercial Banking and Wealth Management
26	Capital Markets
29	Corporate and Other

30	Financial condition
30	Review of condensed consolidated balance sheet
31	Capital management
41	Off-balance sheet arrangements

43	Management of risk

83	Accounting and control matters
83	Critical accounting policies and estimates
88	Accounting developments
89	Other regulatory developments
90	Related-party transactions
90	Policy on the Scope of Services of the Shareholders’ Auditor
90	Controls and procedures

91	Supplementary annual financial information

A NOTE ABOUT FORWARD-LOOKING STATEMENTS: From time to time, we make written or oral forward-looking statements within the meaning of certain securities laws, including in this Annual Report, in other filings with Canadian securities regulators or the SEC and in other communications. All such statements are made pursuant to the “safe harbour” provisions of, and are intended to be forward-looking statements under applicable Canadian and U.S. securities legislation, including the U.S. Private Securities Litigation Reform Act of 1995. These statements include, but are not limited to, statements made in the “Message from the President and Chief Executive Officer”, “Overview – Performance against objectives”, “Economic and market environment – Outlook for calendar year 2021”, “Significant events”, “Financial performance overview – Taxes”, “Strategic business units overview – Canadian Personal and Business Banking”, “Strategic business units overview – Canadian Commercial Banking and Wealth Management”, “Strategic business units overview – U.S. Commercial Banking and Wealth Management”, “Strategic business units overview – Capital Markets”, “Financial condition – Capital management”, “Financial condition – Off-balance sheet arrangements”, “Management of risk – Risk overview”, “Management of risk – Top and emerging risks”, “Management of risk – Credit risk”, “Management of risk – Market risk”, “Management of risk – Liquidity risk”, “Accounting and control matters – Critical accounting policies and estimates”, “Accounting and control matters – Accounting developments”, “Accounting and control matters – Other regulatory developments” and “Accounting and control matters – Controls and procedures” sections of this report and other statements about our operations, business lines, financial condition, risk management, priorities, targets, ongoing objectives, strategies, the regulatory environment in which we operate and outlook for calendar year 2021 and subsequent periods. Forward-looking statements are typically identified by the words “believe”, “expect”, “anticipate”, “intend”, “estimate”, “forecast”, “target”, “objective” and other similar expressions or future or conditional verbs such as “will”, “should”, “would” and “could”. By their nature, these statements require us to make assumptions, including the economic assumptions set out in the “Economic and market environment – Outlook for calendar year 2021” section of this report, and are subject to inherent risks and uncertainties that may be general or specific. Given the continuing impact of the coronavirus (COVID-19) pandemic on the global economy, financial markets, and our business, results of operations, reputation and financial condition and the expectation that oil prices will remain well below year-ago levels, there is inherently more uncertainty associated with our assumptions as compared to prior periods. A variety of factors, many of which are beyond our control, affect our operations, performance and results, and could cause actual results to differ materially from the expectations expressed in any of our forward-looking statements. These factors include: the occurrence, continuance or intensification of public health emergencies, such as the COVID-19 pandemic, and any related government policies and actions; credit, market, liquidity, strategic, insurance, operational, reputation, legal, conduct, regulatory and environmental and related social risk; currency value and interest rate fluctuations, including as a result of market and oil price volatility; the effectiveness and adequacy of our risk management and valuation models and processes; legislative or regulatory developments in the jurisdictions where we operate, including the Organisation for Economic Co-operation and Development Common Reporting Standard, and regulatory reforms in the United Kingdom and Europe, the Basel Committee on Banking Supervision’s global standards for capital and liquidity reform, and those relating to bank recapitalization legislation and the payments system in Canada; amendments to, and interpretations of, risk-based capital guidelines and reporting instructions, and interest rate and liquidity regulatory guidance; the resolution of legal and regulatory proceedings and related matters; the effect of changes to accounting standards, rules and interpretations; changes in our estimates of reserves and allowances; changes in tax laws; changes to our credit ratings; political conditions and developments, including changes relating to economic or trade matters; the possible effect on our business of international conflicts and terrorism; natural disasters, disruptions to public infrastructure and other catastrophic events; reliance on third parties to provide components of our business infrastructure; potential disruptions to our information technology systems and services; increasing cyber security risks which may include theft or disclosure of assets, unauthorized access to sensitive information, or operational disruption; social media risk; losses incurred as a result of internal or external fraud; anti-money laundering; the accuracy and completeness of information provided to us concerning clients and counterparties; the failure of third parties to comply with their obligations to us and our affiliates or associates; intensifying competition from established competitors and new entrants in the financial services industry including through internet and mobile banking; technological change; global capital market activity; changes in monetary and economic policy; general business and economic conditions worldwide, as well as in Canada, the U.S. and other countries where we have operations, including increasing Canadian household debt levels and global credit risks; our success in developing and introducing new products and services, expanding existing distribution channels, developing new distribution channels and realizing increased revenue from these channels; changes in client spending and saving habits; our ability to attract and retain key employees and executives; our ability to successfully execute our strategies and complete and integrate acquisitions and joint ventures; the risk that expected benefits of an acquisition, merger or divestiture will not be realized within the expected time frame or at all; and our ability to anticipate and manage the risks associated with these factors. This list is not exhaustive of the factors that may affect any of our forward-looking statements. These and other factors should be considered carefully and readers should not place undue reliance on our forward-looking statements. Any forward-looking statements contained in this report represent the views of management only as of the date hereof and are presented for the purpose of assisting our shareholders and financial analysts in understanding our financial position, objectives and priorities and anticipated financial performance as at and for the periods ended on the dates presented, and may not be appropriate for other purposes. We do not undertake to update any forward-looking statement that is contained in this report or in other communications except as required by law.

CIBC 2020 ANNUAL REPORT	1

Management’s discussion and analysis

External reporting changes

The following external reporting changes were made in 2020.

Changes made to our business segments

•

We changed the way that we allocate capital to our strategic business units (SBUs). Previously, we utilized an economic capital model to attribute capital to our SBUs and calculate segmented return on equity. Effective November 1, 2019, capital is allocated to the SBUs based on the estimated amount of regulatory capital required to support their businesses. Segmented return on equity is a non-GAAP measure (see the “Non-GAAP measures” section for additional details).

•

The transfer pricing methodology used by Treasury was enhanced to align with the changes that we made to our capital allocation methodology as discussed above. Concurrently with this change, we also made other updates and enhancements to our funds transfer pricing methodology as well as minor updates to certain allocation methodologies.

Prior period amounts have been revised accordingly. The changes impacted the results of our SBUs and how we measure the performance of our SBUs. There was no impact on our consolidated financial results from these changes.

Adoption of IFRS 16 “Leases”

Effective November 1, 2019, we adopted IFRS 16 “Leases” (IFRS 16) using the modified retrospective approach, without restatement of comparative periods.

Overview

CIBC is a leading North American financial institution with a market capitalization of $44 billion and a Basel III Common Equity Tier 1 (CET1) ratio of 12.1% as at October 31, 2020. Through our four SBUs – Canadian Personal and Business Banking, Canadian Commercial Banking and Wealth Management, U.S. Commercial Banking and Wealth Management, and Capital Markets – CIBC provides a full range of financial products and services to 10 million personal banking, business, public sector and institutional clients in Canada, the U.S. and around the world. We have approximately 44,000 employees dedicated to providing our clients with banking solutions for a modern world, delivering consistent and sustainable earnings growth for our shareholders, and giving back to our communities.

CIBC’s strategy

At CIBC, our goal is to deliver superior client experience and top-tier shareholder returns while maintaining our financial strength. To achieve this, we are executing on three strategic priorities:

•	Focusing on key client segments to accelerate our earnings growth;
•	Simplifying and transforming to deliver a modern relationship-banking proposition; and
•	Advancing our purpose-driven culture.

Performance against objectives

For many years, CIBC has reported a scorecard of financial measures that we use to evaluate and report on our progress to external stakeholders. These measures can be categorized into four key areas – earnings growth, operational efficiency, profitability, and balance sheet strength. We have set targets for each of these measures over the medium term, which we define as three to five years.

On March 11, 2020, the outbreak of COVID-19 was officially declared a pandemic by the World Health Organization (WHO). The COVID-19 pandemic has had a significant adverse impact on the global economy, and has negatively impacted our results in fiscal 2020. Until there is greater certainty concerning the dissemination of an effective mass-produced vaccine, the COVID-19 pandemic is expected to continue to impact our ability to achieve our performance objectives.

Earnings growth(1)

To assess our earnings growth, we monitor our earnings per share (EPS). Our through-the-cycle target is an average annual EPS growth of 5% to 10%. In 2020, against a backdrop of a challenging economic environment, reported and adjusted(1) diluted EPS declined by 27% and 19%, respectively.

Going forward, we are maintaining our target to deliver average annual EPS growth of 5% to 10% through the cycle.

Reported diluted EPS ($)	Adjusted diluted EPS(1) ($)

(1)	Adjusted measures are non-GAAP measures. For additional information, see the “Non-GAAP measures” section.

2	CIBC 2020 ANNUAL REPORT

Management’s discussion and analysis

Operational efficiency

We have two metrics to measure operational efficiency:

1.  Efficiency ratio(1)

To assess how well we use our resources to generate net income, we measure and monitor our efficiency ratio, defined as the ratio of non-interest expenses to total revenue. In 2020, our reported and adjusted(1) efficiency ratios were 60.6% and 55.8%, respectively, compared with 58.3% and 55.5% in 2019.

2.  Operating leverage(1)

Operating leverage, defined as the difference between the year-over-year percentage change in revenue (on a taxable equivalent basis (TEB)) and year-over-year percentage change in non-interest expenses, is a measure of the relative growth rates of a bank’s revenue and expenses. In 2020, our reported and adjusted(1) operating leverage was (4.0)% and (0.6)%, respectively.

Going forward, our target is to deliver positive operating leverage through the cycle, which will improve our efficiency ratio over time.

Reported efficiency ratio (%) Reported operating leverage (%)	Adjusted efficiency ratio(1) (%) Adjusted operating leverage(1) (%)

Profitability

We have three metrics to measure profitability, including two shareholder value targets:

1.  Return on common shareholders’ equity (ROE)(1)

ROE is a key measure of profitability. In 2020, our reported and adjusted(1) ROE were at 10.0% and 11.7%, respectively.

Going forward, we will continue to target a strong ROE of at least 15% through the cycle.

Reported return on common shareholders’ equity (%)	Adjusted return on common shareholders’ equity(1) (%)

2.  Dividend payout ratio(1)

We have consistently delivered adjusted(1) dividend payout ratios in the range of 40% to 50% of earnings to common shareholders. Our key criteria for considering dividend increases are our current level of payout relative to our target and our view on the sustainability of our current earnings level through the cycle. In 2020, our reported and adjusted(1) dividend payout ratios were 70.7% and 60.0%, respectively.

Going forward, we will continue to target a dividend payout ratio of 40% to 50% through the cycle.

Reported dividend payout ratio (%)	Adjusted dividend payout ratio(1) (%)

(1)	Adjusted measures are non-GAAP measures. For additional information, see the “Non-GAAP measures” section.

CIBC 2020 ANNUAL REPORT	3

Management’s discussion and analysis

3.  Total shareholder return (TSR)

TSR is the ultimate measure of shareholder value, and the output of delivering against the financial targets within our control. We have an objective to deliver a TSR that exceeds the industry average, which we have defined as the Standard & Poor’s (S&P)/Toronto Stock Exchange (TSX) Composite Banks Index, over a rolling five-year period. For the five years ended October 31, 2020, our TSR was 27.7%, which was below the Banks Index return over the same period of 35.3%.

Rolling five-year TSR (%)

Balance sheet strength

Maintaining a strong balance sheet is foundational to our long-term success. Our goal is to maintain strong capital and liquidity positions. We look to constantly balance our objectives of holding a prudent amount of excess capital for unexpected events and environmental uncertainties, investing in our core businesses, growing through acquisitions and returning capital to our shareholders.

1.  Basel III Common Equity Tier 1 (CET1) ratio

At the end of 2020, our Basel III CET1 ratio was 12.1%, well above the current regulatory target set by the Office of the Superintendent of Financial Institutions (OSFI) of 9.0%. In response to the COVID-19 pandemic, OSFI directed that all federally regulated financial institutions halt share buybacks and dividend increases until further notice.

2.  Liquidity Coverage Ratio (LCR)

Our ability to meet our financial obligations is measured through the LCR ratio. It measures unencumbered high quality liquid assets (HQLA) that can be converted into cash to meet liquidity needs for a 30-calendar day liquidity stress scenario. The LCR standard requires that, absent a situation of financial stress, the value of the ratio be no lower than 100%.

For the quarter ended October 31, 2020, our three-month daily average LCR was 145% compared to 125% for the same period last year.

CET1 ratio (%) Liquidity coverage ratio (%)

Client experience

Our ambition is to be the leader in client experience as measured by external client surveys and our internal CIBC Enterprise Net Promoter Score (CIBC CXNPS). Our client-focused culture is resonating with the clients we serve as evidenced by our strongest scores to date from both the IPSOS Customer Service Index and the J.D. Power Client Satisfaction (SAT) study. Our internal CIBC CXNPS is a balanced weighting of internal net promoter scores across our businesses. As of October 31, 2020, the CIBC CXNPS score was 62.8, a 2-point increase over 2019.

CIBC was ranked the top performing brand during the pandemic as a result of our focus and commitment to clients. Over 90% of CIBC clients surveyed feel the same or more positive about CIBC as a result of our response to COVID-19. CIBC also received IPSOS Financial Service Excellence awards for our mobile banking, live agent telephone banking and ATMs.

Going forward, we will continue to build on this momentum to further enhance the quality and consistency of our service delivery to our clients in support of our purpose-driven culture and strategy to be a modern, innovative relationship-oriented bank.

4	CIBC 2020 ANNUAL REPORT

Management’s discussion and analysis

Financial highlights

As at or for the year ended October 31		2020	2019	2018	2017	2016
Financial results ($ millions)
Net interest income		$11,044	$10,551	$10,065	$8,977	$8,366
Non-interest income		7,697	8,060	7,769	7,303	6,669
Total revenue		18,741	18,611	17,834	16,280	15,035
Provision for credit losses		2,489	1,286	870	829	1,051
Non-interest expenses		11,362	10,856	10,258	9,571	8,971
Income before income taxes		4,890	6,469	6,706	5,880	5,013
Income taxes		1,098	1,348	1,422	1,162	718
Net income		$3,792	$5,121	$5,284	$4,718	$4,295
Net income attributable to non-controlling interests		2	25	17	19	20
Preferred shareholders and other equity instrument holders		122	111	89	52	38
Common shareholders		3,668	4,985	5,178	4,647	4,237
Net income attributable to equity shareholders		$3,790	$5,096	$5,267	$4,699	$4,275
Financial measures
Reported efficiency ratio		60.6%	58.3%	57.5%	58.8%	59.7%
Loan loss ratio (1)		0.26%	0.29%	0.26%	0.25%	0.31%
Reported return on common shareholders’ equity		10.0%	14.5%	16.6%	18.3%	19.9%
Net interest margin		1.50%	1.65%	1.68%	1.66%	1.64%
Net interest margin on average interest-earning assets (2)		1.69%	1.84%	1.88%	1.85%	1.88%
Return on average assets (3)		0.52%	0.80%	0.88%	0.87%	0.84%
Return on average interest-earning assets (2)(3)		0.58%	0.89%	0.99%	0.97%	0.96%
Reported effective tax rate		22.5%	20.8%	21.2%	19.8%	14.3%
Common share information
Per share ($)	– basic earnings	$8.23	$11.22	$11.69	$11.26	$10.72
	– reported diluted earnings	8.22	11.19	11.65	11.24	10.70
	– dividends	5.82	5.60	5.32	5.08	4.75
	– book value	84.05	79.87	73.83	66.55	56.59
Closing share price ($)		99.38	112.31	113.68	113.56	100.50
Shares outstanding (thousands)	– weighted-average basic	445,435	444,324	443,082	412,636	395,389
	– weighted-average diluted	446,021	445,457	444,627	413,563	395,919
	– end of period	447,085	445,342	442,826	439,313	397,070
Market capitalization ($ millions)		$44,431	$50,016	$50,341	$49,888	$39,906
Value measures
Total shareholder return		(5.90)%	4.19%	4.70%	18.30%	5.19%
Dividend yield (based on closing share price)		5.9%	5.0%	4.7%	4.5%	4.7%
Reported dividend payout ratio		70.7%	49.9%	45.5%	45.6%	44.3%
Market value to book value ratio		1.18	1.41	1.54	1.71	1.78
Selected financial measures – adjusted (4)
Adjusted efficiency ratio (5)		55.8%	55.5%	55.6%	57.2%	58.0%
Adjusted return on common shareholders’ equity		11.7%	15.4%	17.4%	18.1%	19.0%
Adjusted effective tax rate		21.8%	20.6%	20.0%	20.3%	16.6%
Adjusted diluted earnings per share ($)		$9.69	$11.92	$12.21	$11.11	$10.22
Adjusted dividend payout ratio		60.0%	46.9%	43.4%	46.2%	46.4%
On- and off-balance sheet information ($ millions)
Cash, deposits with banks and securities		$211,564	$138,669	$119,355	$107,571	$101,588
Loans and acceptances, net of allowance		416,388	398,108	381,661	365,558	319,781
Total assets		769,551	651,604	597,099	565,264	501,357
Deposits		570,740	485,712	461,015	439,706	395,647
Common shareholders’ equity		37,579	35,569	32,693	29,238	22,472
Average assets		735,492	639,716	598,441	542,365	509,140
Average interest-earning assets (2)		654,142	572,677	536,059	485,837	445,134
Average common shareholders’ equity		36,792	34,467	31,184	25,393	21,275
Assets under administration (AUA) (6)(7)		2,368,904	2,425,651	2,303,962	2,192,947	2,041,887
Assets under management (AUM) (7)		265,936	252,007	225,379	221,571	183,715
Balance sheet quality (All-in basis) and liquidity measures
Risk-weighted assets (RWA) ($ millions)
Total RWA		$254,871	$239,863	n/a	n/a	n/a
CET1 capital RWA		n/a	n/a	$216,144	$203,321	$168,996
Tier 1 capital RWA		n/a	n/a	216,303	203,321	169,322
Total capital RWA		n/a	n/a	216,462	203,321	169,601
Capital ratios
CET1 ratio (8)		12.1%	11.6%	11.4%	10.6%	11.3%
Tier 1 capital ratio (8)		13.6%	12.9%	12.9%	12.1%	12.8%
Total capital ratio (8)		16.1%	15.0%	14.9%	13.8%	14.8%
Leverage ratio		4.7%	4.3%	4.3%	4.0%	4.0%
LCR (9)		145%	125%	128%	120%	124%
Other information
Full-time equivalent employees		43,853	45,157	44,220	44,928	43,213

(1)	The ratio is calculated as the provision for credit losses on impaired loans to average loans and acceptances, net of allowance for credit losses.
(2)

Average interest-earning assets include interest-bearing deposits with banks, interest-bearing demand deposits with Bank of Canada, securities, cash collateral on securities borrowed, securities purchased under resale agreements, loans net of allowances, and certain sublease-related assets.

(3)	Net income expressed as a percentage of average assets or average interest-earning assets.
(4)

Adjusted measures are non-GAAP measures. Adjusted measures are calculated in the same manner as reported measures, except that financial information included in the calculation of adjusted measures is adjusted to exclude the impact of items of note. For additional information and a reconciliation of reported results to adjusted results, see the “Non-GAAP measures” section.

(5)	Calculated on a TEB.
(6)	Includes the full contract amount of AUA or custody under a 50/50 joint venture between CIBC and The Bank of New York Mellon of $1,861.5 billion as at October 31, 2020 (2019: $1,923.2 billion).
(7)	AUM amounts are included in the amounts reported under AUA.
(8)	Effective beginning in the second quarter of 2020, ratios reflect the expected credit loss (ECL) transitional arrangement announced by OSFI on March 27, 2020.
(9)	Average for the three months ended October 31 for each respective year.
n/a	Not applicable.

CIBC 2020 ANNUAL REPORT	5

Management’s discussion and analysis

Economic and market environment

Year in review – 2020

The North American outbreak of COVID-19 that occurred in the first quarter of 2020 represented a major shock to CIBC’s principal markets. Efforts to contain the pandemic in the spring of 2020, including the implementation of public health measures such as travel restrictions and physical distancing, resulted in a steep economic decline in Canada and the U.S., as governments on both sides of the border announced unprecedented fiscal and monetary stimulus measures to bolster the economy. The subsequent relaxation of these public health measures resulted in an uneven recovery that continues to leave both countries with a considerable gap to economic levels at the beginning of the year. Service industries in which physical distancing posed a major impediment were particularly hard-hit, along with the energy sector that faced a soft global demand environment. Impacts on household and business credit quality were cushioned but not eliminated by large-scale government assistance measures and deep cuts in interest rates in Canada and the U.S., with lower rates resulting in reduced lending margins in the banking system. In Canada, household credit growth slowed as sharply weaker non-mortgage credit demand offset growth in mortgages. Lower consumer spending had a negative impact on retail transaction volumes. Housing prices remained firm in most markets. Business credit demand picked up sharply early in the pandemic for liquidity needs, but then decelerated over the balance of the year on slower economic activity, while capital markets activity was boosted by strong corporate and government bond issuance. U.S. equity markets reached new highs in the summer, while Canadian equity markets recovered significantly from the initial lows.

Outlook for calendar year 2021

The COVID-19 pandemic continues to have a significant adverse impact on the near-term economic outlook for the global economy. Restrictions imposed by governments around the world to limit the impact of subsequent waves of infection, such as travel restrictions, physical distancing measures, and the closure of certain businesses, continue to disrupt the global economy, and will limit the scope for a further recovery until an effective mass-produced vaccine is in place. Recent positive developments related to vaccine development suggest regulatory approval and targeted usage could be expected by early 2021, but uncertainty remains surrounding the timing of mass production, distribution, public acceptance and the subsequent reduction in rates of infection. Our outlook assumes that mass vaccinations will be underway in mid-2021 and allow for stronger global recovery in the latter half of the year. Until then, we assume that temporary restraints on activity in response to subsequent waves will replace the near-complete restrictions that were in place in early and mid-2020. Growth will continue in sectors less impacted by physical distancing measures, but other sectors will experience periods of disruption when regulations are tightened in response to new waves of the virus. We generally expect to see stronger performance in the goods sector of the economy, but continued slack in the services sector. Constrained global activity and its implications on demand for fuel will also result in a slower recovery in crude oil prices through the first half of 2021.

In Canada, after a drop of approximately 5.5% in 2020, real gross domestic product (GDP) is expected to advance by about 4% in 2021, with more of the gains expected in the latter half of the calendar year. We expect that this will still leave the unemployment rate averaging over 8%, well above full employment levels. Both businesses and households will benefit from substantial government fiscal support through at least the first half of the year, which will reduce the impact of slower economic growth on insolvencies, business and household credit growth and retail transaction volumes relative to what would have occurred absent these measures. Government bond issuance will remain elevated to cover the resulting federal and provincial deficits. The Bank of Canada will maintain short-term interest rates at their current levels through 2021, although longer-term rates will drift higher as economic growth accelerates, and the central bank eases up on its asset purchase program.

In the U.S., real GDP is expected to grow by approximately 3.5% in 2021, after a similarly-scaled decline in 2020, with better gains expected in the latter half of next year. Our outlook assumes that the federal government will enact a second round of fiscal stimulus no later than early 2021 to provide enhanced support for households and businesses impacted by the pandemic, reducing its impact on insolvencies. With no growth over the two-year period of 2020–21, unemployment will average approximately 6.5% in 2021, well above full-employment levels. In response, we expect that the Federal Reserve will maintain near-zero short-term interest rates and continue to engage in asset purchases to slow the climb in long-term rates.

The economic challenges from the COVID-19 pandemic impact all our SBUs. From a credit perspective, all our loan portfolios will continue to be negatively impacted by the constrained economic activity associated with measures taken to contain the spread of infection, mitigated to an extent by large-scale government support and relief programs targeting both individuals and businesses. Deposit growth is likely to decelerate as businesses draw down on liquidity raised earlier in the pandemic, and as households spend a greater portion of their income as economic growth accelerates. The persistent low interest environment is expected to continue to have a negative impact on the net interest margins for all our SBUs.

For Canadian Personal and Business Banking, mortgage demand growth could see a deceleration, but will continue to remain well supported by low rates, while we expect to see a return to growth in non-mortgage credit demand as pandemic-related constraints begin to ease. Continued demand for business lending products is anticipated as small businesses look to weather the impact of the economic slowdown, but a slower pace of growth is expected relative to 2020.

Our Canadian and U.S. wealth management businesses are expected to benefit from a further economic recovery, with investors looking for alternatives to low rates on savings deposits.

Our Capital Markets business is expected to benefit from merger and acquisition activity as corporate consolidations increase in the aftermath of the pandemic, as well as increased equity issuance, but will be impacted by lower corporate bond issuance and lower trading revenues from the highs in 2020. Loan demand in our Canadian and U.S. commercial banking businesses could experience slower growth as the need for liquidity during the crisis eases, but will be supported by business expansion plans further into the year.

The economic outlook described above reflects numerous assumptions and uncertainties regarding the economic impact of the COVID-19 pandemic, which will ultimately depend on the speed at which an effective vaccine can be developed and administered on a mass scale, and the ability of governments, businesses and health-care systems to effectively limit the epidemiological and economic impacts of the current and possible future resurgences of the virus in the intervening period. The extent to which physical distancing policies restrict economic activity, and the level and effectiveness of government support during this intervening period are material to our expectations for the scale and timing of a further economic rebound in 2021. Expectations reflect currently available expert opinions and are subject to change as new information on transmissibility and epidemiology becomes available. As a result, actual experience may differ materially from expectations.

See the “Significant events” section for further details on the impact of the COVID-19 pandemic.

6	CIBC 2020 ANNUAL REPORT

Management’s discussion and analysis

Significant events

Impact of COVID-19

On March 11, 2020, the outbreak of COVID-19 was officially declared a pandemic by the WHO. As discussed in the “Economic and market environment” section, the COVID-19 pandemic continues to have a significant adverse impact on the global economy. Measures undertaken in the second quarter to contain the spread of the virus, including the closure of non-essential businesses, succeeded in curbing the initial spread of infection, allowing for partial easing of these measures in the third and fourth quarters. As a result, certain sectors of the economy have seen a resumption of activity. However there is a risk that the recent retightening of these measures enacted by governments and businesses in response to the resurgence in infection rates could impact economic activity beyond levels that were previously anticipated. The overall economy continues to operate below pre-pandemic levels in Canada, the U.S. and other regions where we operate. As a result, the COVID-19 pandemic continues to significantly impact our clients, our team, and our business.

Supporting our clients, team members, and communities during the COVID-19 pandemic

Initial measures to curb COVID-19 resulted in the closure or reduced operating hours at a number of our banking centre locations, as well as the provision of certain expanded benefits to our team members in light of the challenges posed by COVID-19. As governments subsequently eased physical distancing measures, we worked closely with regional authorities to align our business practices with prevailing guidelines in the regions in which we operate, resulting in the reopening of our banking centres and adjustment to the expanded employee benefits. We continue to work closely with the relevant government and health authorities as regions respond to the second wave of the pandemic to ensure the safety of our team members and clients. Steps taken to keep our team members and clients safe include the continued support of remote working arrangements and enhanced safety procedures and cleaning protocols. We also continue to support the organizations and charities that are taking care of our communities during this crisis.

We have been actively engaged in lending activities to support our clients who were experiencing financial hardship caused by the COVID-19 pandemic, including providing payment deferral programs on various products for personal, corporate and commercial banking clients, and voluntarily reducing interest rates on select credit cards. A number of these programs have now drawn to a close, with the number of additional clients seeking relief reducing significantly relative to prior quarters, resulting in a reduction in the outstanding balances for these programs. See the “CIBC client relief programs in response to COVID-19” section for further details.

We continue to be actively engaged with governments, monetary authorities and regulators in the jurisdictions in which we operate, and continue to support our clients through government-led relief programs. See the “Government lending programs in response to COVID-19” and “Off-balance sheet arrangements” sections and Note 2 to our consolidated financial statements for further details regarding our participation in these programs.

Impact on financial results

COVID-19 has negatively impacted our results in 2020. See the “2020 Financial results review” and “Strategic business units overview” sections for further details on our financial performance in 2020, including the impact of the COVID-19 pandemic.

On pages 2 to 4 of our 2020 Annual Report, we provided disclosure regarding our scorecard of financial measures that we use to evaluate our performance against our strategic objectives, including the targets that we have set for each of these measures over the medium term. Until there is greater certainty concerning the dissemination of an effective mass-produced vaccine, the COVID-19 pandemic is expected to continue to impact our ability to achieve our performance objectives.

The extent to which the COVID-19 pandemic continues to negatively impact our business, results of operations, reputation and financial condition, as well as our regulatory capital and liquidity positions, will depend on future developments, which are highly uncertain. See the “Economic and market environment” section and Note 6 to our consolidated financial statements for further details on how the COVID-19 pandemic has impacted our economic outlook.

Impact on risk environment

We enacted our business continuity plans in the second quarter upon the WHO declaring COVID-19 a pandemic and we developed business priorities and an operating model to support our clients, team members and communities throughout this crisis. See the “Top and emerging risks” section for further details on additional risks associated with the COVID-19 pandemic.

Unprecedented regulatory and central bank support

Governments, monetary authorities, regulators and financial institutions continue to take actions to support the economy, increase liquidity, mitigate unemployment, provide public assistance, provide regulatory flexibility and implement other measures intended to mitigate or counterbalance the adverse economic consequences of the pandemic. See the “Regulatory developments arising from the COVID-19 pandemic” section for further details on regulatory flexibility provided during the quarter in response to the COVID-19 pandemic, and the “Regulatory developments concerning liquidity” section for details on relevant funding and liquidity programs instituted to support market liquidity during this crisis.

Impact on significant accounting judgments and estimates

Ongoing economic uncertainty, including reduced short- and medium-term growth due to the decline in economic activity associated with physical distancing measures and market volatility impact our significant accounting estimates and judgments. While economic activity started to recover in the third and fourth quarters, we continue to be faced with unprecedented circumstances which lead to significant uncertainty regarding the ultimate outcome of the COVID-19 pandemic and its impact on economic growth and consumer behaviour. This results in higher inherent risk associated with estimating the impact of the COVID-19 pandemic on our consolidated financial statements and requires management to exercise significant judgment in certain areas, in particular in relation to determining the impact of the COVID-19 pandemic on ECL allowances. Further details can be found in the “Accounting and control matters” section, as well as in Note 2 to our consolidated financial statements.

Restructuring

During the first quarter of 2020, we recognized a restructuring charge of $339 million ($250 million after-tax) associated with ongoing efforts to transform our cost structure and simplify our bank, shown as an item of note. This charge consisted primarily of employee severance and related costs and was recognized in Corporate and Other. For additional information, see Note 23 to our consolidated financial statements.

CIBC 2020 ANNUAL REPORT	7

Management’s discussion and analysis

Sale of FirstCaribbean International Bank Limited

On November 8, 2019, we announced that we had entered into a definitive agreement to sell 66.73% of the outstanding shares of FirstCaribbean International Bank Limited (CIBC FirstCaribbean) to GNB Financial Group Limited (GNB) for total consideration of approximately US$797 million, comprised of approximately US$200 million in cash and secured financing provided by CIBC for the remainder, subject to closing adjustments to reflect certain changes in CIBC FirstCaribbean’s book value. The closing of this transaction would result in CIBC retaining a 24.9% minority interest in CIBC FirstCaribbean, which would be accounted for as an investment in associate using the equity method.

In the fourth quarter of 2019, we recognized a goodwill impairment charge of $135 million as a result of the valuation implied from the definitive agreement with GNB. Commencing in the first quarter of 2020, the assets and liabilities of CIBC FirstCaribbean were treated as held for sale, and measured at the lower of their aggregate carrying amount and fair value less costs to sell, on the basis that the transaction was highly probable to close in 2020 subject to regulatory approvals. In the second quarter of 2020, we recognized an additional goodwill impairment charge of $28 million based on the estimated impact of the COVID-19 pandemic on the recoverable value of the 24.9% interest in CIBC FirstCaribbean that we expected to retain.

As a result of the lengthy regulatory review process, the worsening impact of the COVID-19 pandemic on the Caribbean economy and our revised expectations regarding the likelihood and timing of closing of a potential transaction, we concluded in the fourth quarter of 2020 that held for sale accounting is no longer appropriate. As a result, we were required to assess the recoverable amount of the remaining goodwill based on current market conditions rather than the definitive agreement with GNB. This assessment reflected revised expectations concerning the impact of the COVID-19 pandemic and led to the recognition of an additional goodwill impairment charge of $220 million. While we discontinued the application of held for sale accounting, we continue to pursue the transaction and the regulatory review process.

For additional information, see Note 4 and Note 9 to our consolidated financial statements.

Financial performance overview

This section provides a review of our consolidated financial results for 2020. A review of our SBU results follows on pages 19 to 28. Refer to page 14 for a review of our financial performance for 2019.

2020 Financial results review

Reported net income for the year was $3,792 million, compared with $5,121 million in 2019.

Adjusted net income(1) for the year was $4,447 million, compared with $5,444 million in 2019.

Reported diluted EPS for the year was $8.22, compared with $11.19 in 2019.

Adjusted diluted EPS(1) for the year was $9.69, compared with $11.92 in 2019.

2020

Net income was affected by the following items of note:

•	$339 million ($250 million after-tax) restructuring charge primarily related to employee severance (Corporate and Other);
•

$248 million ($248 million after-tax) goodwill impairment charges related to our controlling interest in CIBC FirstCaribbean of which $28 million was recognized in the second quarter and $220 million was recognized in the fourth quarter (Corporate and Other);

•	$114 million ($84 million after-tax) charge related to the consolidation of our real estate portfolio (Corporate and Other);
•

$105 million ($80 million after-tax) amortization of acquisition-related intangible assets ($6 million after-tax in Canadian Personal and Business Banking, $1 million after-tax in Canadian Commercial Banking and Wealth Management, $61 million after-tax in U.S. Commercial Banking and Wealth Management, and $12 million after-tax in Corporate and Other);

•	$79 million ($58 million after-tax) gain as a result of plan amendments related to pension and other post-employment plans (Corporate and Other); and
•	$70 million ($51 million after-tax) increase in legal provisions (Corporate and Other).

The above items of note increased non-interest expenses by $797 million and decreased income taxes by $142 million. In aggregate, these items of note decreased net income by $655 million.

2019

Net income was affected by the following items of note:

•

$227 million ($167 million after-tax) charge for a payment made to Air Canada, including related sales tax and transaction costs, to secure our participation in the new loyalty program (Canadian Personal and Business Banking);

•	$135 million ($135 million after-tax) goodwill impairment charge related to our controlling interest in CIBC FirstCaribbean (Corporate and Other);
•

$109 million ($82 million after-tax) amortization of acquisition-related intangible assets ($7 million after-tax in Canadian Personal and Business Banking, $1 million after-tax in Canadian Commercial Banking and Wealth Management, $65 million after-tax in U.S. Commercial Banking and Wealth Management, and $9 million after-tax in Corporate and Other);

•	$67 million ($49 million after-tax) of interest income related to the settlement of certain income tax matters (Corporate and Other);
•

$45 million ($33 million after-tax net positive impact) in purchase accounting adjustments net of transaction and integration-related costs(2) associated with the acquisitions of The PrivateBank, Geneva Advisors and Wellington Financial (income of $25 million after-tax in U.S. Commercial Banking and Wealth Management, and $8 million after-tax in Corporate and Other); and

•	$28 million ($21 million after-tax) increase in legal provisions (Corporate and Other).

The above items of note increased revenue by $101 million and non-interest expenses by $488 million, and decreased income taxes by $64 million. In aggregate, these items of note decreased net income by $323 million.

(1)	Adjusted measures are non-GAAP measures. For additional information, see the “Non-GAAP measures” section.
(2)

Transaction costs include legal and other advisory fees and interest adjustments relating to the obligation payable to dissenting shareholders. Integration costs are comprised of direct and incremental costs incurred as part of planning for and executing the integration of the businesses of The PrivateBank (subsequently rebranded as CIBC Bank USA) and Geneva Advisors with CIBC, including enabling cross-sell opportunities and expansion of services in the U.S. market, the upgrade and conversion of systems and processes, project management, integration-related travel, severance, consulting fees and marketing costs related to rebranding activities. Purchase accounting adjustments, shown as an item of note from the fourth quarter of 2017 to the fourth quarter of 2019, include changes in the fair value of contingent consideration relating to the Geneva Advisors and Wellington Financial acquisitions. These items are recognized in Corporate and Other.

8	CIBC 2020 ANNUAL REPORT

Management’s discussion and analysis

Net interest income and margin

$ millions, for the year ended October 31	2020	2019	2018
Average interest-earning assets	$654,142	$572,677	$536,059
Net interest income	11,044	10,551	10,065
Net interest margin on average interest-earning assets	1.69%	1.84%	1.88%

Net interest income was up $493 million or 5% from 2019, primarily due to volume growth across our businesses, higher trading income and higher revenue from Capital Markets financing activities, partially offset by narrower margins driven by changes in the interest rate environment and interest rate relief provided to our credit card clients as part of the CIBC client relief programs offered to support our clients during the COVID-19 pandemic.

Net interest margin on average interest-earning assets was down 15 basis points, primarily due to narrower margins largely due to the factors discussed above and excess liquidity costs.

Additional information on net interest income and margin is provided in the “Supplementary annual financial information” section.

Non-interest income

$ millions, for the year ended October 31	2020	2019	2018
Underwriting and advisory fees	$468	$475	$420
Deposit and payment fees	781	908	877
Credit fees	1,020	958	851
Card fees	410	458	510
Investment management and custodial fees (1)(2)	1,382	1,305	1,247
Mutual fund fees (2)	1,586	1,595	1,624
Insurance fees, net of claims	386	430	431
Commissions on securities transactions	362	313	357
Gains (losses) from financial instruments measured/designated at fair value through profit or loss (FVTPL), net (3)	694	761	603
Gains (losses) from debt securities measured at fair value through other comprehensive income (FVOCI) and amortized cost, net	9	34	(35)
Foreign exchange other than trading	234	304	310
Income from equity-accounted associates and joint ventures (1)	79	92	121
Other	286	427	453
	$7,697	$8,060	$7,769
(1)

Custodial fees directly recognized by CIBC are included in Investment management and custodial fees. Our proportionate share of CIBC Mellon’s custodial fees are included within Income from equity-accounted associates and joint ventures.

(2)

Investment management fees and mutual fund fees are driven by various factors, including the amount of AUM. Investment management fees in our asset management and private wealth management businesses are generally driven by the amount of AUM, while investment management fees in our retail brokerage business are driven by a combination of the amount of AUA and, to a lesser extent, other factors unrelated to the amount of AUA (e.g., flat fees on a per account basis).

(3)	Includes $31 million of loss (2019: $54 million of loss; 2018: $46 million of income) relating to non-trading financial instruments measured/designated at FVTPL.

Non-interest income was down $363 million or 5% from 2019.

Deposit and payment fees were down $127 million or 14%, primarily due to lower client transaction activity in Canadian Personal and Business Banking as a result of the pandemic.

Credit fees were up $62 million or 6%, primarily due to growth in commercial loans.

Card fees were down $48 million or 10%, primarily due to lower client transaction activity as a result of the pandemic and an interchange rate change in Canadian Personal and Business Banking.

Investment management and custodial fees were up $77 million or 6%, primarily due to asset growth in our wealth management businesses.

Commissions on securities transactions were up $49 million or 16%, primarily due to higher trading volume in our retail brokerage business.

Gains (losses) from financial instruments measured/designated at FVTPL, net were down $67 million or 9%, primarily due to lower trading income, partially offset by Treasury activities.

Foreign exchange other than trading was down $70 million or 23%, primarily due to Treasury activities.

Other was down $141 million or 33%, primarily due to lower sublease revenue relating to our adoption of IFRS 16 in the current year that was largely offset in interest income and non-interest expenses, and mark-to-market losses related to economic hedges of certain non-trading activities that were largely offset in net interest income.

CIBC 2020 ANNUAL REPORT	9

Management’s discussion and analysis

Trading activities (TEB)

$ millions, for the year ended October 31	2020	2019	2018
Trading income consists of:
Net interest income (1)	$904	$633	$856
Non-interest income	725	815	557
	$1,629	$1,448	$1,413
Trading income by product line:
Interest rates	$528	$300	$246
Foreign exchange	674	585	573
Equities	280	386	452
Commodities	182	117	94
Other	(35)	60	48
	$1,629	$1,448	$1,413
(1)	Includes TEB adjustment of $183 million (2019: $177 million; 2018: $278 million) reported within Capital Markets. See “Strategic business units overview” section for further details.

Trading income was up $181 million or 13% from 2019, primarily due to higher interest rates, foreign exchange and commodities trading income, partially offset by lower equity trading income.

Net interest income comprises interest and dividends relating to financial assets and liabilities associated with trading activities, net of interest expense and interest income associated with funding these assets and liabilities. Non-interest income includes realized and unrealized gains and losses on securities mandatorily measured at FVTPL and income relating to changes in fair value of derivative financial instruments. Trading activities and related risk management strategies can periodically shift income between net interest income and non-interest income. Therefore, we view total trading revenue as the most appropriate measure of trading performance.

Provision for credit losses

$ millions, for the year ended October 31	2020	2019	2018
Provision for (reversal of) credit losses – impaired
Canadian Personal and Business Banking	$640	$809	$760
Canadian Commercial Banking and Wealth Management	162	159	15
U.S. Commercial Banking and Wealth Management	133	68	67
Capital Markets	106	90	8
Corporate and Other	24	21	102
	1,065	1,147	952
Provision for (reversal of) credit losses – performing
Canadian Personal and Business Banking	579	87	(19)
Canadian Commercial Banking and Wealth Management	141	4	(10)
U.S. Commercial Banking and Wealth Management	354	5	12
Capital Markets	175	63	(38)
Corporate and Other	175	(20)	(27)
	1,424	139	(82)
	$2,489	$1,286	$870

Provision for credit losses was up $1,203 million or 94% from 2019. Provision for credit losses on performing loans was up $1,285 million, mainly due to increased provisions related to the COVID-19 pandemic. Provision for credit losses on impaired loans was down $82 million, due to lower insolvencies and write-offs in credit cards and personal lending, reflecting the impact of the client relief programs and government support, partially offset by higher provisions in business and government loans.

For further details regarding provision for credit losses in our SBUs, refer to the “Strategic business units overview” section.

Non-interest expenses

$ millions, for the year ended October 31	2020	2019	2018
Employee compensation and benefits
Salaries	$3,529	$3,081	$2,934
Performance-based compensation	1,948	1,873	1,966
Benefits	782	772	765
	6,259	5,726	5,665
Occupancy costs	944	892	875
Computer, software and office equipment	1,939	1,874	1,742
Communications	308	303	315
Advertising and business development	271	359	327
Professional fees	203	226	226
Business and capital taxes	117	110	103
Other	1,321	1,366	1,005
	$11,362	$10,856	$10,258

Non-interest expenses were up $506 million or 5% from 2019.

Employee compensation and benefits were up $533 million or 9%, primarily due to a restructuring charge primarily related to employee severance, shown as an item of note, higher performance-based compensation and additional employee benefits provided to support our employees during the COVID-19 pandemic, partially offset by a gain as a result of plan amendments related to pension and other post-employment plans, shown as an item of note.

10	CIBC 2020 ANNUAL REPORT

Management’s discussion and analysis

Occupancy costs were up $52 million or 6%, primarily due to a charge related to the consolidation of our real estate portfolio associated with our upcoming move to our new global headquarters, shown as an item of note, partially offset by lower occupancy costs related to adoption of IFRS 16 in the current year that were largely offset by higher interest expenses.

Advertising and business development were down $88 million or 25%, primarily due to lower spending driven by the impact of the COVID-19 pandemic.

Other expenses were down $45 million or 3%, as the prior year included a charge for a payment made to Air Canada, including related sales tax and transaction costs, to secure our participation in the new loyalty program, partially offset by higher goodwill impairment relative to the prior year, and an increase in legal provisions, with all of these shown as items of note.

Taxes

$ millions, for the year ended October 31	2020	2019	2018
Income taxes	$1,098	$1,348	$1,422
Indirect taxes (1)
Goods and Services Tax (GST), Harmonized Sales Tax (HST) and sales taxes	411	418	354
Payroll taxes	292	271	271
Capital taxes	79	76	68
Property and business taxes	76	72	77
Total indirect taxes	858	837	770
Total taxes	$1,956	$2,185	$2,192
Reported effective tax rate	22.5%	20.8%	21.2%
Total taxes as a percentage of net income before deduction of total taxes	34.0%	29.9%	29.3%

(1)	Certain amounts are based on a paid or payable basis and do not factor in capitalization and subsequent amortization.

Income taxes include those imposed on CIBC as a Canadian legal entity, as well as on our domestic and foreign subsidiaries. Indirect taxes comprise GST, HST and sales, payroll, capital, property and business taxes. Indirect taxes are included in non-interest expenses.

Total income and indirect taxes were down $229 million from 2019.

Income tax expense was $1,098 million, down $250 million from 2019. This was primarily due to lower income, partially offset by an unfavourable impact of changes in the proportion of income subject to varying rates of tax in different jurisdictions. The prior year also included a net tax recovery of $38 million resulting from the Enron settlement discussed below, largely offset by a $28 million revaluation of certain deferred tax assets due to tax rate changes enacted by the Barbados government in the first quarter of 2019.

Indirect taxes were up $21 million, primarily due to increased payroll taxes, including social security contributions.

The U.S. Tax Cuts and Jobs Act (U.S. tax reforms) reduced the U.S. federal corporate income tax rate effective in 2018 and introduced other important changes to U.S. corporate income tax laws including a Base Erosion Anti-Abuse Tax (BEAT) that subjects certain payments from a U.S. corporation to foreign related parties to additional taxes. The Internal Revenue Service periodically releases proposed and final regulations to implement aspects of the U.S. tax reforms, including BEAT. CIBC continues to evaluate the impact of these regulations on our U.S. operations.

In prior years, the Canada Revenue Agency (CRA) issued reassessments disallowing the deduction of Enron settlement payments and related legal expenses (the Enron expenses). In January 2019, CIBC entered into a settlement agreement (the Agreement) with the CRA that provides certainty with respect to the portion of the Enron expenses deductible in Canada. The Agreement resulted in the recognition of a net $38 million tax recovery in the first quarter of 2019. This recovery was determined after taking into account taxable refund interest in Canada and also the portion of the Enron expenses that are expected to be deductible in the United States (the U.S. deduction). The U.S. deduction has not been agreed to by the Internal Revenue Service. It is possible that adjustments may be required to the amount of tax benefits recognized in the U.S.

The CRA has reassessed CIBC approximately $1,115 million of additional income tax by denying the tax deductibility of certain 2011 to 2015 Canadian corporate dividends on the basis that they were part of a “dividend rental arrangement”. The dividends that were subject to the reassessments are similar to those prospectively addressed by the rules in the 2015 and 2018 Canadian federal budgets. It is possible that subsequent years may be reassessed for similar activities. CIBC is confident that its tax filing positions were appropriate and intends to defend itself vigorously. Accordingly, no amounts have been accrued in the consolidated financial statements.

Foreign exchange

The estimated impact of U.S. dollar translation on key lines of our consolidated statement of income, as a result of changes in average exchange rates, is as follows:

	2020	2019	2018
	vs.	vs.	vs.
$ millions, for the year ended October 31	2019	2018	2017
Estimated increase (decrease) in:
Total revenue	$50	$124	$(55)
Provision for credit losses	9	7	(2)
Non-interest expenses	26	66	(30)
Income taxes	3	5	(3)
Net income	12	46	(20)
Impact on EPS:
Basic	$0.03	$0.10	$(0.05)
Diluted	0.03	0.10	(0.05)
Average USD appreciation (depreciation) relative to CAD	1.1%	3.2%	(1.5)%

CIBC 2020 ANNUAL REPORT	11

Management’s discussion and analysis

Fourth quarter review

$ millions, except per share amounts, for the three months ended					2020				2019 (1)
		Oct. 31	Jul. 31	Apr. 30	Jan. 31	Oct. 31	Jul. 31	Apr. 30	Jan. 31
	Revenue
	Canadian Personal and Business Banking	$2,139	$2,056	$2,079	$2,214	$2,225	$2,240	$2,126	$2,164
	Canadian Commercial Banking and Wealth Management	1,028	1,013	1,025	1,055	1,026	1,019	998	984
	U.S. Commercial Banking and Wealth Management (2)	515	514	518	507	502	509	474	479
	Capital Markets (2)	792	1,000	824	871	740	752	756	712
	Corporate and Other (2)	126	125	132	208	279	212	188	226
	Total revenue	$4,600	$4,708	$4,578	$4,855	$4,772	$4,732	$4,542	$4,565
	Net interest income	$2,792	$2,729	$2,762	$2,761	$2,801	$2,694	$2,460	$2,596
	Non-interest income	1,808	1,979	1,816	2,094	1,971	2,038	2,082	1,969
	Total revenue	4,600	4,708	4,578	4,855	4,772	4,732	4,542	4,565
	Provision for credit losses	291	525	1,412	261	402	291	255	338
	Non-interest expenses	2,891	2,702	2,704	3,065	2,838	2,670	2,588	2,760
	Income before income taxes	1,418	1,481	462	1,529	1,532	1,771	1,699	1,467
	Income taxes	402	309	70	317	339	373	351	285
	Net income	$1,016	$1,172	$392	$1,212	$1,193	$1,398	$1,348	$1,182
	Net income (loss) attributable to:
	Non-controlling interests	$1	$2	$(8)	$7	$8	$6	$7	$4
	Equity shareholders	1,015	1,170	400	1,205	1,185	1,392	1,341	1,178
EPS	– basic	$2.21	$2.56	$0.83	$2.64	$2.59	$3.07	$2.96	$2.61
	– diluted	2.20	2.55	0.83	2.63	2.58	3.06	2.95	2.60

(1)	Certain prior period information has been revised. See the “External reporting changes” section for additional details.
(2)	Capital Markets and U.S. Commercial Banking and Wealth Management revenue and income taxes are reported on a TEB with an equivalent offset in the revenue and income taxes of Corporate and Other.

Compared with Q4/19

Net income for the quarter was $1,016 million, down $177 million or 15% from the fourth quarter of 2019.

Net interest income was down $9 million, primarily due to narrower margins, lower treasury revenue and interest income related to the settlement of certain income tax matters in the same quarter last year, shown as an item of note, partially offset by volume growth across our businesses, higher trading income and higher revenue from financing activities in Capital Markets.

Non-interest income was down $163 million or 8%, primarily due to lower trading income, and lower deposit and payment fees.

Provision for credit losses was down $111 million or 28% from the same quarter last year. Provision for credit losses on performing loans was up $41 million, primarily due to an unfavourable impact of model parameter updates in Canadian Personal and Business Banking and negative credit migration in U.S. Commercial Banking and Wealth Management. Provision for credit losses on impaired loans was down $152 million, largely due to lower insolvencies and write-offs in credit cards and personal lending, reflecting the impact of the client relief programs and government support.

Non-interest expenses were up $53 million or 2%, primarily due to charges related to the consolidation of our real estate portfolio and goodwill impairment related to our controlling interest in CIBC FirstCaribbean, both shown as items of note. The increase was partially offset by a gain as a result of plan amendments related to pension and other post-employment plans this quarter, and an increase in legal provisions in the same quarter last year, both shown as items of note, and lower performance-based compensation this quarter.

Income tax expense was up $63 million or 19%, despite lower income, primarily due to the goodwill impairment charge related to our controlling interest in CIBC FirstCaribbean, which is not deductible for tax purposes.

Compared with Q3/20

Net income for the quarter was down $156 million or 13% from the prior quarter.

Net interest income was up $63 million or 2%, primarily due to volume growth in Canadian Personal and Business Banking and higher trading income.

Non-interest income was down $171 million or 9%, primarily due to lower trading income.

Provision for credit losses was down $234 million or 45% from the prior quarter. Provision for credit losses on performing loans was down $112 million, primarily due to an unfavourable change to our economic outlook in the third quarter, partially offset by increased provisions due to various model parameter updates and unfavourable credit migration in certain portfolios this quarter. Provision for credit losses on impaired loans was down $122 million, due to lower insolvencies and write-offs in personal lending, reflecting the impact of the client relief programs and government support, along with lower provisions in business and government loans.

Non-interest expenses were up $189 million or 7%, primarily due to charges for goodwill impairment related to our controlling interest in CIBC FirstCaribbean and the consolidation of our real estate portfolio, both shown as items of note. The increase was partially offset by a gain as a result of plan amendments related to pension and other post-employment plans this quarter and an increase in legal provisions in the prior quarter, both shown as items of note.

Income tax expense was up $93 million or 30%, despite lower income, primarily due to the goodwill impairment charge related to our controlling interest in CIBC FirstCaribbean, which is not deductible for tax purposes.

12	CIBC 2020 ANNUAL REPORT

Management’s discussion and analysis

Quarterly trend analysis

Our quarterly results are modestly affected by seasonal factors. The second quarter has fewer days as compared with the other quarters, generally leading to lower earnings. The summer months (July – third quarter and August – fourth quarter) typically experience lower levels of market activity, which affects our brokerage, investment management, and Capital Markets activities.

Revenue

Canadian Personal and Business Banking revenue has benefited from volume growth, as well as margins widening earlier in the period, with headwinds due to margins and fee income arising in the second to fourth quarters of 2020 due to the COVID-19 pandemic.

Canadian Commercial Banking and Wealth Management has continued to benefit from increases in both commercial banking deposit and loan volumes, although recent periods have seen muted loan growth as a result of the impact of the government’s public health measures on a number of businesses across Canada due to the COVID-19 pandemic. In wealth management, recent market volatility has impacted AUA and AUM balances.

U.S. Commercial Banking and Wealth Management revenue reflects recent net interest margin pressure, offset by the impact of strong organic growth through to the second quarter of 2020, and fee income growth.

Capital Markets revenue is influenced, to a large extent, by market conditions affecting client trading and underwriting activity. The first and third quarters of 2020 included higher trading revenue.

Corporate and Other included the impact of changes relating to our adoption of IFRS 16 in the current year that were largely offset in non-interest expenses (see Note 8 to our consolidated financial statements for further details regarding the impact of our transition to IFRS 16). The fourth quarter of 2019 included interest income related to the settlement of certain income tax matters.

Provision for credit losses

Provision for credit losses is dependent upon the credit cycle in general, on the credit performance of the loan portfolios, and changes in economic outlook. As a result of the impact of the COVID-19 pandemic beginning in the second quarter of 2020, our loan portfolios were negatively impacted by the decline in economic activity associated with physical distancing measures, mitigated to an extent by large-scale government support and relief programs targeting both individuals and businesses. There is considerable judgment involved in the estimation of credit losses in the current environment. The ultimate impact of the COVID-19 pandemic will depend on the speed at which an effective vaccine can be administered on a mass scale, and the ability of governments, businesses and health-care systems to effectively limit the epidemiological and economic impacts of expected resurgences of the virus in the intervening period. The extent to which the recommended public health measures restrict economic activity and the level and effectiveness of government support during this intervening period are material to our expectations for a continued economic rebound in 2021 and our resulting provision for credit losses.

The significant increase in provision for credit losses on performing loans in the second and, to a lesser extent, in the third and fourth quarters of 2020 reflects the impacts of the COVID-19 pandemic and continued pressure on oil prices, and has impacted all of our SBUs. We also recognized provisions on performing loans throughout 2019, reflective of the impact of certain unfavourable changes to our economic outlook over that period.

In Canadian Personal and Business Banking, the fourth quarter of 2019 included higher provision on impaired loans in the personal lending portfolio. The third and fourth quarters of 2020 included lower insolvencies and write-offs in credit cards. The decrease in insolvencies was in line with the national Canadian trend, as a result of limited consumer filing channels. The low level of write-offs was due to assistance offered to clients from our payment deferral programs, as well as from government support.

In Canadian Commercial Banking and Wealth Management, there were higher provisions on impaired loans since the first quarter of 2019 compared with the second half of 2018. The first, third and fourth quarters of 2020, and the fourth quarter of 2019, included provisions on one fraud-related impairment.

In U.S. Commercial Banking and Wealth Management, the third quarter of 2019 and the second half of 2020 included higher provisions on impaired loans. Impaired loan provisions in the U.S. remain elevated with no industry or sector trends.

In Capital Markets, the first quarter of 2019 included higher provisions on impaired loans due to an impaired loan in the utility sector. The second half of 2019 and the second and third quarters of 2020 included higher provisions on impaired loans in the oil and gas sector.

In Corporate and Other, provisions on impaired loans remained relatively stable across 2019 and 2020.

Non-interest expenses

Non-interest expenses have fluctuated over the period largely due to changes in employee-related compensation and benefits, spending on strategic initiatives, and movement in foreign exchange rates. The first quarter of 2019 included a charge for a payment made to Air Canada, including related sales tax and transaction costs, to secure our participation in its new loyalty program. The fourth quarter of 2019 and the second and fourth quarters of 2020 included a goodwill impairment charge related to our controlling interest in CIBC FirstCaribbean. The fourth quarter of 2019 and the third quarter of 2020 included increases in legal provisions in Corporate and Other, shown as an item of note. The first quarter of 2020 included a restructuring charge associated with ongoing efforts to transform our cost structure and simplify our bank. The fourth quarter of 2020 included a charge related to the consolidation of our real estate portfolio as a result of our upcoming move to our new global headquarters and a gain as a result of plan amendments related to pension and other post-employment plans.

Income taxes

Income taxes vary with changes in income subject to tax, and the jurisdictions in which the income is earned. Taxes can also be affected by the impact of significant items and the level of tax-exempt income.

CIBC 2020 ANNUAL REPORT	13

Management’s discussion and analysis

Review of 2019 financial performance

$ millions, for the year ended October 31		Canadian Personal and Business Banking	Canadian Commercial Banking and Wealth Management	U.S. Commercial Banking and Wealth Management (1)	Capital Markets (1)	Corporate and Other (1)	CIBC Total
2019 (2)	Net interest income	$6,372	$1,205	$1,381	$1,253	$340	$10,551
	Non-interest income	2,383	2,822	583	1,707	565	8,060
	Total revenue	8,755	4,027	1,964	2,960	905	18,611
	Provision for (reversal of) credit losses	896	163	73	153	1	1,286
	Non-interest expenses	4,745	2,106	1,119	1,516	1,370	10,856
	Income (loss) before income taxes	3,114	1,758	772	1,291	(466)	6,469
	Income taxes	825	471	90	337	(375)	1,348
	Net income (loss)	$2,289	$1,287	$682	$954	$(91)	$5,121
	Net income (loss) attributable to:
	Non-controlling interests	$–	$–	$–	$–	$25	$25
	Equity shareholders	2,289	1,287	682	954	(116)	5,096
2018 (2)	Net interest income	$6,151	$1,091	$1,231	$1,432	$160	$10,065
	Non-interest income	2,444	2,745	529	1,503	548	7,769
	Total revenue	8,595	3,836	1,760	2,935	708	17,834
	Provision for (reversal of) credit losses	741	5	79	(30)	75	870
	Non-interest expenses	4,395	2,067	1,023	1,492	1,281	10,258
	Income (loss) before income taxes	3,459	1,764	658	1,473	(648)	6,706
	Income taxes	919	478	97	387	(459)	1,422
	Net income (loss)	$2,540	$1,286	$561	$1,086	$(189)	$5,284
	Net income (loss) attributable to:
	Non-controlling interests	$–	$–	$–	$–	$17	$17
	Equity shareholders	2,540	1,286	561	1,086	(206)	5,267

(1)	Capital Markets and U.S. Commercial Banking and Wealth Management revenue and income taxes are reported on a TEB with an equivalent offset in the revenue and income taxes of Corporate and Other.
(2)	Certain prior period information has been revised. See the “External reporting changes” section for additional details.

The following discussion provides a comparison of our results of operations for the years ended October 31, 2019 and 2018.

Overview

Net income for 2019 was $5,121 million, compared with $5,284 million in 2018. The decrease in net income of $163 million was due to higher non-interest expenses and a higher provision for credit losses, partially offset by higher revenue.

Consolidated CIBC

Net interest income

Net interest income was up $486 million or 5% from 2018, primarily due to volume growth across our businesses, wider spreads in Canadian Personal and Business Banking, and the impact of foreign exchange translation, partially offset by lower trading income and narrower spreads in U.S. Commercial Banking and Wealth Management. 2019 also included interest income related to the settlement of certain income tax matters, shown as an item of note.

Non-interest income

Non-interest income was up $291 million or 4% from 2018, primarily due to an increase in trading income and credit fees.

Provision for credit losses

Provision for credit losses was up $416 million or 48% from 2018. Provision for credit losses on performing loans was up $221 million from 2018, as 2018 included a reduction in allowance driven by an economic outlook that had improved since our adoption of IFRS 9 “Financial Instruments” (IFRS 9) on November 1, 2017, while 2019 included an increase in allowance, reflective of the impact of certain unfavourable changes to our economic outlook, as well as unfavourable credit migration in certain portfolios. Provision for credit losses on impaired loans was up $195 million, due to higher provisions including one fraud-related impairment in Canadian Commercial Banking and Wealth Management, higher provisions in the utility and the oil and gas sectors within Capital Markets, higher provisions and write-offs in personal lending within Canadian Personal and Business Banking, partially offset by lower provisions in CIBC FirstCaribbean, included in Corporate and Other, as 2018 included losses on sovereign loans resulting from the Barbados government debt restructuring, of which $28 million was shown as an item of note in the fourth quarter of 2018.

Non-interest expenses

Non-interest expenses were up $598 million or 6% from 2018, primarily due to a charge for a payment made to Air Canada, including related sales tax and transaction costs, to secure our participation in the new loyalty program, a goodwill impairment charge related to our controlling interest in CIBC FirstCaribbean, and an increase in legal provisions, all shown as items of note, and higher spending on strategic initiatives.

Income taxes

Income tax expense was down $74 million or 5% from 2018, primarily due to net tax adjustments, resulting from the U.S. tax reforms enacted in the first quarter of 2018, shown as an item of note, as well as lower income in 2019, partially offset by lower tax-exempt income and the goodwill impairment charge related to our controlling interest in CIBC FirstCaribbean, which is not deductible for tax purposes. 2019 also included a net tax recovery of $38 million resulting from the Enron settlement, largely offset by a $28 million revaluation of certain deferred tax assets due to tax rate charges enacted by the Barbados government in the first quarter of 2019.

14	CIBC 2020 ANNUAL REPORT

Management’s discussion and analysis

Revenue by segment

Canadian Personal and Business Banking

Revenue was up $160 million or 2% from 2018, primarily due to wider spreads and volume growth, partially offset by lower fee income.

Canadian Commercial Banking and Wealth Management

Revenue was up $191 million or 5% from 2018. Commercial banking revenue was up primarily due to volume growth from loans and deposits, and higher fees. Wealth management revenue was up primarily due to higher investment management and custodial fees driven by higher AUM and AUA, wider spreads, and volume growth, partially offset by lower commission revenue and mutual fund fees.

U.S. Commercial Banking and Wealth Management

Revenue was up $204 million or 12% from 2018. Commercial banking revenue was up primarily due to volume growth, and the impact of foreign exchange translation, partially offset by narrower spreads and lower revenue from the accretion of the acquisition date fair value discount on the acquired loans of The PrivateBank, shown as an item of note. Wealth management revenue was up primarily due to volume growth, higher investment management and custodial fees driven by higher AUM, and the impact of foreign exchange translation, partially offset by narrower spreads.

Capital Markets

Revenue was up $25 million or 1% from 2018. Global markets revenue was up primarily due to higher revenue from our interest rate trading business, global markets financing activities, and our commodities and equity trading business, largely offset by lower revenue from our equity derivatives trading business. Corporate and investment banking revenue was down primarily due to lower investment portfolio gains, lower equity underwriting activity, and lower revenue from our run-off business, partially offset by higher corporate banking and advisory revenue.

Corporate and Other

Revenue was up $197 million or 28% from 2018. International banking revenue was up as 2018 included incremental ECL on debt securities in CIBC FirstCaribbean, as a result of the Barbados government restructuring its public debt, of which $61 million was shown as an item of note in the fourth quarter of 2018. 2019 also reflected a favourable impact from foreign exchange translation and better performance in CIBC FirstCaribbean. Other revenue was up primarily due to a lower TEB adjustment and interest income related to the settlement of certain income tax matters, shown as an item of note, partially offset by lower treasury revenue and lower income from equity-accounted associates and joint ventures.

CIBC 2020 ANNUAL REPORT	15

Management’s discussion and analysis

Non-GAAP measures

We use a number of financial measures to assess the performance of our business lines as described below. Some measures are calculated in accordance with GAAP (IFRS), while other measures do not have a standardized meaning under GAAP, and accordingly, these measures may not be comparable to similar measures used by other companies. Investors may find these non-GAAP measures useful in understanding how management views underlying business performance.

Adjusted measures

Management assesses results on a reported and adjusted basis and considers both as useful measures of performance. Adjusted results remove items of note from reported results and are used to calculate our adjusted measures noted below. Items of note include the amortization of intangible assets, and certain items of significance that arise from time to time which management believes are not reflective of underlying business performance. We believe that adjusted measures provide the reader with a better understanding of how management assesses underlying business performance and facilitates a more informed analysis of trends. While we believe that adjusted measures may facilitate comparisons between our results and those of some of our Canadian peer banks, which make similar adjustments in their public disclosure, it should be noted that there is no standardized meaning for adjusted measures under GAAP.

We also adjust our results to gross up tax-exempt revenue on certain securities to a TEB, being the amount of fully taxable revenue, which, were it to have incurred tax at the statutory income tax rate, would yield the same after-tax revenue.

Adjusted diluted EPS

We adjust our reported diluted EPS to remove the impact of items of note, net of income taxes, to calculate the adjusted EPS.

Adjusted efficiency ratio

We adjust our reported revenue and non-interest expenses to remove the impact of items of note and gross up tax-exempt revenue to bring it to a TEB, to calculate the adjusted efficiency ratio.

Adjusted operating leverage

We adjust our reported revenue and non-interest expenses to remove the impact of items of note and gross up tax-exempt revenue to bring it to a TEB, to calculate the adjusted operating leverage.

Adjusted dividend payout ratio

We adjust our reported net income attributable to common shareholders to remove the impact of items of note, net of income taxes, to calculate the adjusted dividend payout ratio.

Adjusted return on common shareholders’ equity

We adjust our reported net income attributable to common shareholders to remove the impact of items of note, net of income taxes, to calculate the adjusted ROE.

Adjusted effective tax rate

We adjust our reported income before income taxes and reported income taxes to remove the impact of items of note, to calculate the adjusted effective tax rate.

Allocated common equity

Common equity is allocated to the SBUs based on the estimated amount of regulatory capital required to support their businesses. Unallocated common equity is reported in Corporate and Other. Allocating capital on this basis provides a consistent framework to evaluate the returns of each SBU commensurate with the risk assumed.

Segmented return on equity

We use return on equity on a segmented basis as one of the measures for performance evaluation and resource allocation decisions. While return on equity for total CIBC provides a measure of return on common equity, return on equity on a segmented basis provides a similar metric based on an allocation of regulatory capital to our SBUs. As a result, segmented return on equity is a non-GAAP measure. Segmented return on equity is calculated as net income attributable to common shareholders for each SBU expressed as a percentage of average allocated common equity.

16	CIBC 2020 ANNUAL REPORT

Management’s discussion and analysis

The following table provides a reconciliation of GAAP (reported) results to non-GAAP (adjusted) results on a consolidated basis.

$ millions, for the year ended October 31	2020	2019	2018	2017	2016
Operating results – reported
Total revenue	$18,741	$18,611	$17,834	$16,280	$15,035
Provision for credit losses	2,489	1,286	870	829	1,051
Non-interest expenses	11,362	10,856	10,258	9,571	8,971
Income before income taxes	4,890	6,469	6,706	5,880	5,013
Income taxes	1,098	1,348	1,422	1,162	718
Net income	3,792	5,121	5,284	4,718	4,295
Net income attributable to non-controlling interests	2	25	17	19	20
Net income attributable to equity shareholders	3,790	5,096	5,267	4,699	4,275
Diluted EPS ($)	$8.22	$11.19	$11.65	$11.24	$10.70
Impact of items of note (1)
Revenue
Settlement of certain income tax matters (2)	$–	$(67)	$–	$–	$–
Purchase accounting adjustments (3)	–	(34)	(63)	(9)	–
Incremental losses on debt securities and loans in CIBC FirstCaribbean resulting from the Barbados government debt restructuring	–	–	61	–	–
Gain on the sale and lease back of certain retail properties	–	–	–	(299)	–
Fees and charges related to the launch of Simplii Financial and the related wind-down of President’s Choice Financial	–	–	–	3	–
Gain, net of related transaction costs, on the sale of our minority investment in American Century Investments	–	–	–	–	(428)
Gain, net of related transaction and severance costs, on the sale of a processing centre	–	–	–	–	(59)
Loss (income) from the structured credit run-off business	–	–	–	–	(19)
Amortization of acquisition-related intangible assets (4)	–	–	–	–	1
Impact of items of note on revenue	–	(101)	(2)	(305)	(505)
Provision for credit losses
Incremental losses on debt securities and loans in CIBC FirstCaribbean resulting from the Barbados government debt restructuring	–	–	(28)	–	–
Transaction and integration-related costs as well as purchase accounting adjustments (5)	–	–	–	(35)	–
Increase (decrease) in collective allowance (6)	–	–	–	18	(109)
Loan losses in our exited European leveraged finance portfolio	–	–	–	–	(40)
Impact of items of note on provision for credit losses	–	–	(28)	(17)	(149)
Expenses
Amortization of acquisition-related intangible assets (4)	(105)	(109)	(115)	(41)	(29)
Transaction and integration-related costs as well as purchase accounting adjustments (5)	–	11	(79)	(78)	–
Charge related to the consolidation of our real estate portfolio	(114)	–	–	–	–
Gain as a result of plan amendments related to pension and other post-employment plans	79	–	–	–	–
Restructuring charge (7)	(339)	–	–	–	(134)
Goodwill impairment (8)	(248)	(135)	–	–	–
Increase in legal provisions (2)	(70)	(28)	–	(45)	(77)
Charge for payment made to Air Canada (9)	–	(227)	–	–	–
Fees and charges related to the launch of Simplii Financial and the related wind-down of President’s Choice Financial	–	–	–	(95)	–
Gain, net of related transaction and severance costs, on the sale of a processing centre	–	–	–	–	(6)
Loss (income) from the structured credit run-off business	–	–	–	–	(16)
Impact of items of note on expenses	(797)	(488)	(194)	(259)	(262)
Total pre-tax impact of items of note on net income	797	387	220	(29)	(94)
Settlement of certain income tax matters (2)	–	(18)	–	–	–
Transaction and integration-related costs as well as purchase accounting adjustments (3)(5)	–	(12)	2	31	–
Amortization of acquisition-related intangible assets (4)	25	27	30	13	8
Charge related to the consolidation of our real estate portfolio	30	–	–	–	–
Gain as a result of plan amendments related to pension and other post-employment plans	(21)	–	–	–	–
Restructuring charge (7)	89	–	–	–	36
Increase in legal provisions (2)	19	7	–	12	21
Charge for payment made to Air Canada (9)	–	60	–	–	–
Incremental losses on debt securities and loans in CIBC FirstCaribbean resulting from the Barbados government debt restructuring	–	–	19	–	–
Charge from net tax adjustments resulting from U.S. tax reforms	–	–	(88)	–	–
Gain on the sale and lease back of certain retail properties	–	–	–	(54)	–
Fees and charges related to the launch of Simplii Financial and the related wind-down of President’s Choice Financial	–	–	–	27	–
Increase (decrease) in collective allowance (6)	–	–	–	(5)	29
Gain, net of related transaction costs, on the sale of our minority investment in American Century Investments	–	–	–	–	(45)
Gain, net of related transaction and severance costs, on the sale of a processing centre	–	–	–	–	(6)
Loss (income) from the structured credit run-off business	–	–	–	–	(1)
Loan losses in our exited European leveraged finance portfolio	–	–	–	–	10
Income tax recovery due to the settlement of transfer pricing-related matters	–	–	–	–	30
Income tax recovery arising from a change in our expected utilization of tax loss carryforwards	–	–	–	–	15
Impact of items of note on income taxes	142	64	(37)	24	97
Total after-tax impact of items of note on net income	655	323	257	(53)	(191)
After-tax impact of items of note on non-controlling interests	–	–	5	–	–
After-tax impact of items of note on net income attributable to equity shareholders	655	323	252	(53)	(191)
Impact of items of note on diluted EPS ($)	$1.47	$0.73	$0.56	$(0.13)	$(0.48)

For footnotes, see next page.

CIBC 2020 ANNUAL REPORT	17

Management’s discussion and analysis

$ millions, for the year ended October 31	2020	2019	2018	2017	2016
Operating results – adjusted (10)
Total revenue (11)	$18,741	$18,510	$17,832	$15,975	$14,530
Provision for credit losses	2,489	1,286	842	812	902
Non-interest expenses	10,565	10,368	10,064	9,312	8,709
Income before income taxes	5,687	6,856	6,926	5,851	4,919
Income taxes	1,240	1,412	1,385	1,186	815
Net income	4,447	5,444	5,541	4,665	4,104
Net income attributable to non-controlling interests	2	25	22	19	20
Net income attributable to equity shareholders	4,445	5,419	5,519	4,646	4,084
Adjusted diluted EPS ($)	$9.69	$11.92	$12.21	$11.11	$10.22

(1)	Reflects the impact of items of note on our adjusted results as compared with our reported results.
(2)	Recognized in Corporate and Other.
(3)

Includes the accretion of the acquisition date fair value discount on the acquired loans of The PrivateBank, shown as an item of note from the fourth quarter of 2017 to the fourth quarter of 2019, recognized in U.S. Commercial Banking and Wealth Management.

(4)	Amortization of acquisition-related intangible assets is recognized in the SBU of the acquired business or Corporate and Other. A summary is provided in the table below.

Canadian Personal and Business Banking (pre-tax)	$ (8)	$ (9)	$ (12)	$ (5)	$ (6)
Canadian Personal and Business Banking (after-tax)	(6)	(7)	(9)	(4)	(5)
Canadian Commercial Banking and Wealth Management (pre-tax)	(1)	(1)	(1)	(1)	(1)
Canadian Commercial Banking and Wealth Management (after-tax)	(1)	(1)	(1)	(1)	(1)
U.S. Commercial Banking and Wealth Management (pre-tax)	(83)	(88)	(91)	(27)	(11)
U.S. Commercial Banking and Wealth Management (after-tax)	(61)	(65)	(65)	(16)	(6)
Corporate and Other (pre-tax)	(13)	(11)	(11)	(8)	(11)
Corporate and Other (after-tax)	(12)	(9)	(10)	(7)	(9)

(5)

Transaction costs include legal and other advisory fees and interest adjustments relating to the obligation payable to dissenting shareholders. Integration costs are comprised of direct and incremental costs incurred as part of planning for and executing the integration of the businesses of The PrivateBank (subsequently rebranded as CIBC Bank USA) and Geneva Advisors with CIBC, including enabling cross-sell opportunities and expansion of services in the U.S. market, the upgrade and conversion of systems and processes, project management, integration-related travel, severance, consulting fees and marketing costs related to rebranding activities. Purchase accounting adjustments, shown as an item of note from the fourth quarter of 2017 to the fourth quarter of 2019, include changes in the fair value of contingent consideration relating to the Geneva Advisors and Wellington Financial acquisitions. These items are recognized in Corporate and Other.

(6)

Relates to collective allowance (prior to the adoption of IFRS 9), except for: (i) residential mortgages greater than 90 days delinquent; (ii) personal loans and scored small business loans greater than 30 days delinquent; (iii) net write-offs for the card portfolio; and (iv) the collective allowance related to CIBC Bank USA, which were all reported in the respective SBUs.

(7)

Restructuring charge associated with ongoing efforts to transform our cost structure and simplify our bank. This charge consists primarily of employee severance and related costs and was recognized in Corporate and Other.

(8)

Goodwill impairment charge related to our controlling interest in CIBC FirstCaribbean recognized in Corporate and Other with $28 million recognized in the second quarter of 2020 and $220 million recognized in the fourth quarter of 2020.

(9)	Charge for a payment made to Air Canada, including related sales tax and transaction costs, to secure our participation in its new loyalty program recognized in Canadian Personal and Business Banking.
(10)	Adjusted to exclude the impact of items of note.
(11)	Excludes TEB adjustments of $183 million (2019: $179 million; 2018: $280 million). Our adjusted efficiency ratio is calculated on a TEB.

$ millions, for the year ended October 31	Canadian Personal and Business Banking	Canadian Commercial Banking and Wealth Management	U.S. Commercial Banking and Wealth Management	Capital Markets	Corporate and Other	CIBC Total
2020 Reported net income (loss)	$1,962	$1,202	$380	$1,131	$(883)	$3,792
After-tax impact of items of note	6	1	61	–	587	655
Adjusted net income (loss) (1)	$1,968	$1,203	$441	$1,131	$(296)	$4,447
2019 (2) Reported net income (loss)	$2,289	$1,287	$682	$954	$(91)	$5,121
After-tax impact of items of note	174	1	40	–	108	323
Adjusted net income (loss) (1)	$2,463	$1,288	$722	$954	$17	$5,444
2018 (2) Reported net income (loss)	$2,540	$1,286	$561	$1,086	$(189)	$5,284
After-tax impact of items of note	9	1	27	–	220	257
Adjusted net income (loss) (1)	$2,549	$1,287	$588	$1,086	$31	$5,541
2017 Reported net income (loss)	$2,420	$1,138	$203	$1,090	$(133)	$4,718
After-tax impact of items of note	(170)	1	19	–	97	(53)
Adjusted net income (loss) (1)	$2,250	$1,139	$222	$1,090	$(36)	$4,665
2016 Reported net income (loss)	$2,160	$991	$87	$992	$65	$4,295
After-tax impact of items of note	(25)	2	6	28	(202)	(191)
Adjusted net income (loss) (1)	$2,135	$993	$93	$1,020	$(137)	$4,104

(1)	Non-GAAP measure.
(2)	Certain prior period information has been revised. See the “External reporting changes” section for additional details.

18	CIBC 2020 ANNUAL REPORT

Management’s discussion and analysis

Strategic business units overview

CIBC has four SBUs – Canadian Personal and Business Banking, Canadian Commercial Banking and Wealth Management, U.S. Commercial Banking and Wealth Management, and Capital Markets. These SBUs are supported by the following functional groups – Technology, Infrastructure and Innovation, Risk Management, People, Culture and Brand, Finance and Enterprise Strategy, as well as other support groups, which all form part of Corporate and Other. The expenses of these functional and support groups are generally allocated to the business lines within the SBUs. The majority of the functional and support costs of CIBC Bank USA are recognized directly in the U.S. Commercial Banking and Wealth Management SBU. Corporate and Other also includes the results of CIBC FirstCaribbean and other strategic investments, as well as other income statement and balance sheet items not directly attributable to the business lines.

External reporting changes were made in the first quarter of 2020 which affected the results of our SBUs. See the “External reporting changes” section for additional details.

Business unit allocations

Revenue, expenses, and other balance sheet resources related to certain activities are generally allocated to the lines of business within the SBUs.

Treasury activities impact the financial results of the SBUs. Each line of business within our SBUs is charged or credited with a market-based cost of funds on assets and liabilities, respectively, which impacts the revenue performance of the SBUs. Consistent with the external reporting changes made in the first quarter of 2020 (see the “External reporting changes” section for additional details), this market-based cost of funds takes into account the cost of maintaining sufficient regulatory capital to support business requirements, including the cost of preferred shares. Once the interest and liquidity risks inherent in our client-driven assets and liabilities are transfer priced into Treasury, they are managed within CIBC’s risk framework and limits. The residual financial results associated with Treasury activities are reported in Corporate and Other, with the exception of certain Treasury activities in U.S. Commercial Banking and Wealth Management, which are reported in that SBU. Capital is attributed to the SBUs in a manner that is intended to consistently measure and align the costs with the underlying benefits and risks associated with SBU activities. Earnings on unattributed capital remain in Corporate and Other. Effective November 1, 2019, capital is attributed to the SBUs based on the estimated amount of regulatory capital required to support their businesses (see the “External reporting changes” section for additional details). We review our transfer pricing methodologies on an ongoing basis to ensure they reflect changing market environments and industry practices.

To measure and report the results of operations of the lines of business within our Canadian Personal and Business Banking and Canadian Commercial Banking and Wealth Management SBUs, we use a Product Owner/Customer Segment/Distributor Channel allocation management model. The model uses certain estimates and methodologies to process internal transfers between lines of business for sales, renewals and trailer commissions. Periodically, the sales, renewals and trailer commission rates paid to customer segments for certain products/services are revised and applied prospectively.

The non-interest expenses of the functional and support groups are generally allocated to the business lines within the SBUs based on appropriate criteria and methodologies. The basis of allocation is reviewed periodically to reflect changes in support to business lines. Other costs not directly attributable to business lines remain in Corporate and Other.

We recognize provision for credit losses on both impaired (stage 3) and performing (stages 1 and 2) loans in the respective SBUs.

Revenue, taxable equivalent basis

The SBUs evaluate revenue on a TEB. In order to arrive at the TEB amount, the SBUs gross up tax-exempt revenue on certain securities to a TEB, being the amount of fully taxable revenue, which, were it to have incurred tax at the statutory income tax rate, would yield the same after-tax revenue. Simultaneously, an equivalent amount is booked as an income tax expense resulting in no impact on the net income of the SBUs. This measure enables comparability of revenue arising from both taxable and tax-exempt sources. The total TEB adjustments of the SBUs are offset in revenue and income tax expense in Corporate and Other.

CIBC 2020 ANNUAL REPORT	19

Management’s discussion and analysis

Canadian Personal and Business Banking

Canadian Personal and Business Banking provides personal and business clients across Canada with financial advice, products and services through banking centres, as well as through direct, mobile and remote channels.

Our business strategy

Our goal is to build a modern consumer and small business relationship bank to help our clients achieve their ambitions by focusing on three key strategic priorities:

•	Winning at relationships
•	Delivering market-leading solutions
•	Being easy to bank with

2020 progress

In 2020, we continued to make progress on our strategy while managing against the challenges brought on by the COVID-19 pandemic. The change in the economic environment due to the pandemic resulted in lower client transaction activity and associated fee income, and the shift in client spending and savings patterns resulted in lower demand for certain lending products and strong growth in deposit balances. Our continued focus on our three key strategic priorities served us well at a time where clients needed us most.

Winning at relationships

•

Led the way during the COVID-19 pandemic by being first to announce convenient ways to access financial relief for personal clients and business owners, including mortgage deferral options and credit card interest rate relief; reducing banking centre locations and hours and having team members work from home to help flatten the curve; providing special support and care for seniors and persons with disabilities, including the “You’re Next” policy; and implementing income protection for team members.

•

Proactively reached out to clients throughout the COVID-19 pandemic by email and personal phone calls to offer assistance. This includes reaching out to hundreds of thousands of seniors by telephone to help them with their banking.

•	Worked with the Federal Government to make it easy for clients to access government programs in response to the COVID-19 pandemic.
•

Expanded our business banking specialist team in support of our relationship-based strategy focused on entrepreneurs at all life stages, from start up to expansion, to managing cash flow and business transition.

•

Helped our clients build their financial knowledge and confidence by offering financial literacy seminars and national education events. Topics included women and wealth and cash flow planning, as well as financial literacy for parents with young children, newcomers, seniors and business owners.

•	Selected a new client relationship management platform to further transform banking experiences for our clients, with a focus on end-to-end digitization, advanced analytics, and speed to market.
•

Supported 10 Indigenous communities across the Yukon as the new community banking services partner, providing specialized financial services to First Nations and other local governments, businesses, communities and community organizations.

•	Recognized frontline health-care workers with 30 million Aventura points to help them recharge and reconnect with family.

Delivering market-leading solutions

•

Rolled out CIBC Goal Planner, a holistic financial planning tool, allowing our Imperial Service advisors to better understand our clients’ ambitions and spend more time with our clients having advice conversations.

•	Introduced new alerts to our mobile banking functionality, including the CIBC Smart Balance Alert which proactively notifies clients when they are short of funds for an upcoming scheduled payment.
•

Announced Revival Rewards to help restart the economy and support local restaurants, by offering our clients 2x points, miles or cash back when using their CIBC credit card to dine-in or take-out from local restaurants.

•	Launched our CIBC Aventura Visa Infinite Privilege Card, which offers a premium travel experience and exceptional benefits to our clients.
•	Partnered with Parkland Fuel Corporation on a new Journie Rewards program, to help our clients save at over 1,300 Ultramar, Pioneer, and Chevron stations in Canada.
•	Started the CIBC Internationally Trained Dentist Program to help newcomers realize their ambition to become accredited, practicing dentists in Canada.

Being easy to bank with

•	Expanded Global Money Transfer for Business to over 20 additional countries, increasing our reach to over 90 countries where clients can send money overseas.
•	Achieved the largest year-over-year Net Promoter Score (NPS) growth of the top 5 Canadian banks in the IPSOS Customer Service Index.
•	Achieved our highest annual score in the 2020 J.D. Power Client Satisfaction (SAT) study.
•	Earned top ranking in customer satisfaction for mobile banking apps by J.D. Power.
•

Named best consumer digital bank in North America by Global Finance, based on servicing digital customers, success in getting clients to use digital offerings, breadth of product offerings, as well as web/mobile site design and functionality.

•

Continued to significantly invest in technology and innovation to make it easier for our clients to bank with us including expanding our e-signature tool, redesigning business borrowing pages on cibc.com, and introducing eStatements for Personal Line of Credit accounts.

•	Launched Advice for Today to provide timely online financial advice and information to help Canadians through the COVID-19 pandemic.

20	CIBC 2020 ANNUAL REPORT

Management’s discussion and analysis

2020 financial review

Revenue(1) ($ billions)	Net income(1) ($ billions)	Efficiency ratio(1) (%)	Average loans and acceptances(2) ($ billions)	Average deposits ($ billions)

(1)	Certain prior period information has been revised. See the “External reporting changes” section for additional details.
(2)	Loan amounts are stated before any related allowances.

Our focus for 2021

Our objective is to deliver sustainable, market-leading performance with a focus on helping our clients achieve their ambitions. Our strategy is comprised of three key priorities:

•	Provide our team with the tools to deliver an excellent experience for our clients;
•	Deliver personalized advice to our clients in a way that is meaningful to them; and
•	Introduce more opportunities for our clients to deal with us digitally.

Results(1)

$ millions, for the year ended October 31	2020	2019 (2)	2018 (2)
Revenue	$8,488	$8,755	$8,595
Provision for (reversal of) credit losses
Impaired	640	809	760
Performing	579	87	(19)
Provision for credit losses	1,219	896	741
Non-interest expenses	4,603	4,745	4,395
Income before income taxes	2,666	3,114	3,459
Income taxes	704	825	919
Net income	$1,962	$2,289	$2,540
Net income attributable to:
Equity shareholders	$1,962	$2,289	$2,540
Efficiency ratio	54.2%	54.2%	51.1%
Return on equity (3)	28.8%	35.7%	40.7%
Average allocated common equity (3)	$6,808	$6,403	$6,245
Average assets ($ billions)	$262.0	$259.1	$259.1
Average loans and acceptances ($ billions)	$259.3	$256.7	$257.0
Average deposits ($ billions)	$194.6	$177.4	$166.7
Full-time equivalent employees	12,879	13,431	14,086

(1)	For additional segmented information, see Note 31 to the consolidated financial statements.
(2)	Certain prior period information has been revised. See the “External reporting changes” section for additional details.
(3)	For additional information, see the “Non-GAAP measures” section.

Financial overview

Net income was down $327 million or 14% from 2019, primarily due to higher provision for credit losses and lower revenue, partially offset by lower non-interest expenses.

Revenue

Revenue was down $267 million or 3% from 2019, primarily due to narrower margins largely due to changes in the interest rate environment and interest rate relief provided to our credit card clients as part of the CIBC client relief programs offered to support our clients during the COVID-19 pandemic, and lower fees driven by lower client transaction activity, partially offset by volume growth.

Provision for credit losses

Provision for credit losses was up $323 million or 36% from 2019. The current year included a higher provision for credit losses on performing loans related to the COVID-19 pandemic and an unfavourable impact from model parameter updates. Provision for credit losses on impaired loans was down due to lower insolvencies and write-offs in credit cards and personal lending, mainly due to the impact of client relief programs and government support.

Non-interest expenses

Non-interest expenses were down $142 million or 3% from 2019, primarily due to a charge for a payment made to Air Canada to secure our participation in its new loyalty program last year, shown as an item of note, partially offset by higher spending on strategic initiatives and additional employee benefits provided to support our employees during the COVID-19 pandemic.

Income taxes

Income taxes were down $121 million or 15% from 2019, primarily due to lower income.

Average assets

Average assets were up $2.9 billion or 1% from 2019, primarily due to growth in residential mortgages.

CIBC 2020 ANNUAL REPORT	21

Management’s discussion and analysis

Canadian Commercial Banking and Wealth Management

Canadian Commercial Banking and Wealth Management provides high-touch, relationship-oriented banking and wealth management services to middle-market companies, entrepreneurs, high-net-worth individuals and families across Canada, as well as asset management services to institutional investors.

Our business strategy

We are focused on building and enhancing client relationships, being Canada’s leader in financial advice and generating long-term consistent growth. To deliver on this, our three key strategic priorities are:

•	Delivering and deepening client relationships through a full service, solutions-based approach that includes commercial and private banking, as well as wealth management services
•	Continuing to invest in financial planning to further our role as a leader in financial advice
•	Simplifying and optimizing our business to align with changing market dynamics to better meet the needs of our clients

2020 progress

In 2020, despite an uncertain economic operating environment and volatile markets we continued to make progress on our strategic priorities of deepening client relationships and providing market leading financial advice. In commercial banking, we saw slower loan growth and elevated levels of deposit growth as our clients were prudently conserving cash flow, strengthening their financial position, and adjusting to the challenging environment. In wealth management, we responded to our clients’ needs with an increased level of technology enabled touch-points, providing reassurance and financial advice as market volatility created uncertainty.

Delivering and deepening client relationships through a full service, solutions-based approach that includes commercial and private banking, as well as wealth management services

•	Increased partnership referrals to deepen client relationships across CIBC and better meet the needs of our clients.
•	Expanded CIBC Innovation Banking coverage focused on growing geographies and segments, in order to extend our service offering to technology and innovation clients across North America.
•	Continued to closely collaborate with clients to meet their needs during this difficult period while actively monitoring and managing credit exposure.

Continuing to invest in financial planning to further our role as a leader in financial advice

•	Upgraded the financial planning capabilities and capacity of our team through the addition of new analytical tools to support deeper advisory conversations.
•	Leveraged our Integrated Wealth Offer to bring differentiated value to clients through enhanced financial planning services and expertise from across our bank.
•	Expanded our Private Banking team capabilities in order to be at the cross-section of all high-net-worth client needs.

Simplifying and optimizing our business to align with changing market dynamics to better meet the needs of our clients

•	Continued momentum with our CIBC Smart Investment Solutions — all-in-one portfolios that blend active and passive investment strategies to deliver on value and expertise.
•	Further modernized our investment fulfillment and solutions, driving efficiencies and savings for both our clients and our shareholders.

2020 financial review

Revenue(1) ($ billions)	Net income(1) ($ millions)	Efficiency ratio(1) (%)	Average loans(2) ($ billions)	Average deposits ($ billions)

Average commercial banking loans(2)(3) ($ billions)	Average commercial banking deposits ($ billions)		Assets under administration and management(4) ($ billions)	Canadian retail mutual funds and exchange-traded funds ($ billions)

(1)	Certain prior period information has been revised. See the “External reporting changes” section for additional details.
(2)	Loan amounts are stated before any related allowances.
(3)	Comprises loans and acceptances and notional amount of letters of credit.
(4)	AUM amounts are included in the amounts reported under AUA.

22	CIBC 2020 ANNUAL REPORT

Management’s discussion and analysis

Our focus for 2021

To build on our momentum across Canadian Commercial Banking and Wealth Management, we will continue to help our clients achieve their ambitions by:

•	Delivering focused, risk-controlled growth in our Commercial Bank;
•	Accelerating the growth of Private Wealth Management; and
•	Evolving our Asset Management business in response to client needs.

Results(1)

$ millions, for the year ended October 31	2020	2019 (2)	2018 (2)
Revenue
Commercial banking	$1,663	$1,633	$1,461
Wealth management	2,458	2,394	2,375
Total revenue	4,121	4,027	3,836
Provision for (reversal of) credit losses
Impaired	162	159	15
Performing	141	4	(10)
Provision for credit losses	303	163	5
Non-interest expenses	2,179	2,106	2,067
Income before income taxes	1,639	1,758	1,764
Income taxes	437	471	478
Net income	$1,202	$1,287	$1,286
Net income attributable to:
Equity shareholders	$1,202	$1,287	$1,286
Efficiency ratio	52.9%	52.3%	53.9%
Return on equity (3)	18.6%	21.7%	23.7%
Allocated common equity (3)	$6,454	$5,929	$5,417
Average assets ($ billions)	$65.8	$62.6	$55.7
Average loans ($ billions)	$68.2	$64.7	$57.8
Average deposits ($ billions)	$71.1	$60.2	$53.2
AUA ($ billions)	$287.7	$289.1	$269.0
AUM ($ billions)	$188.9	$182.4	$164.6
Full-time equivalent employees	4,984	5,048	4,999

(1)	For additional segmented information, see Note 31 to the consolidated financial statements.
(2)	Certain prior period information has been revised. See the “External reporting changes” section for additional details.
(3)	For additional information, see the “Non-GAAP measures” section.

Financial overview

Net income was down $85 million or 7% from 2019, primarily due to a higher provision for credit losses and higher non-interest expenses, partially offset by higher revenue.

Revenue

Revenue was up $94 million or 2% from 2019.

Commercial banking revenue was up $30 million or 2%, primarily due to volume growth and the impact of an additional day in the current year, partially offset by narrower margins and lower fees.

Wealth management revenue was up $64 million or 3%, primarily due to higher investment management and custodial fees driven by higher average AUM and AUA and higher commission revenue, as well as higher foreign exchange revenue reflecting higher trading volume in our full-service brokerage business, partially offset by lower mutual fund fees.

Provision for credit losses

Provision for credit losses was up $140 million from 2019. The current year included a higher provision for credit losses on performing loans related to the COVID-19 pandemic. Provision for credit losses on impaired loans was comparable with the prior year.

Non-interest expenses

Non-interest expenses were up $73 million or 3% from 2019, primarily due to higher employee-related compensation and higher spending on strategic initiatives.

Income taxes

Income taxes were down $34 million or 7% from 2019, primarily due to lower income.

Average assets

Average assets were up $3.2 billion or 5% from 2019, primarily due to growth in commercial loans.

Assets under administration

AUA were comparable with 2019. AUM amounts are included in the amounts reported under AUA.

CIBC 2020 ANNUAL REPORT	23

Management’s discussion and analysis

U.S. Commercial Banking and Wealth Management

U.S. Commercial Banking and Wealth Management delivers commercial banking and private wealth services across the U.S., as well as personal and small business banking services in four U.S. Midwestern markets and focuses on middle-market and mid-corporate companies and high-net-worth families.

Our business strategy

Our focus is on developing deep, profitable relationships leveraging the full complement of CIBC’s products and services across our North American platform. To deliver on this, our three key strategic priorities are:

•	Adding new client relationships in commercial banking and wealth management while maintaining our focus on asset quality as well as loan and deposit portfolio diversification
•	Expanding relationships with existing clients by leveraging cross border and cross business capabilities
•	Investing appropriately in the growth of our business while managing expenses

2020 progress

In 2020, our continued focus on deep-rooted relationship banking helped attract new clients and guide existing relationships through a challenging economic environment. This approach continues to generate strong loan, deposit and AUM/AUA growth which in turn, coupled with diligent expense control, helped mitigate revenue pressures associated with margin compression experienced throughout the industry. Our offering of products and services continues to expand as we leverage cross-border capabilities and maintain investment in process, technology and client needs.

Adding new client relationships in commercial banking and wealth management while maintaining our focus on asset quality as well as loan and deposit portfolio diversification

•	Maintained focus on strong asset quality especially as clients managed through impacts of the pandemic-related economic downturn.
•

At the onset of the pandemic, leveraged our relationship banking approach to reach out to commercial businesses and ensure they had access to various government relief programs and other options to manage their short-term cash flow.

•	Drove solid loan and deposit growth given market conditions, including continued expansion of our private banking business with existing commercial and wealth clients.
•	Generated strong growth in AUM and AUA, bolstered by the performance of our investment strategies through a volatile year.

Expanding relationships with existing clients by leveraging cross border and cross business capabilities

•	Leveraged a strong partnership with Capital Markets to provide a wider range of products and services to U.S. commercial and wealth clients, contributing to non-interest income.
•

Advanced the implementation of CRM initiatives to further the connectivity between teams, providing a consolidated view of client needs and making it easier to engage the broader team in meeting the full relationship needs of our clients.

•

Continued to refine client-facing processes, making it easier for clients to bank with us, including offering remote account open capabilities to retail banking clients and enhancing our servicing platform for our commercial banking clients to create efficiencies for our teams in meeting client needs.

Investing appropriately in the growth of our business while managing expenses

•	Maintained a disciplined approach to expenses while investing for growth and enabling our team to work efficiently in the pandemic environment.
•	Continued to maintain a diversified funding strategy through our commercial, private banking and retail clients.

2020 financial review

	Revenue(1) ($ billions)	Net income(1) ($ millions)	Efficiency ratio(1) (%)

Average loans(2) ($ billions)	Average deposits ($ billions)		Average commercial banking loans(2) ($ billions)	Assets under administration and management(3) ($ billions)

(1)	Certain prior period information has been revised. See the “External reporting changes” section for additional details.
(2)	Loan amounts are stated before any related allowances.
(3)	AUM amounts are included in the amounts reported under AUA.

24	CIBC 2020 ANNUAL REPORT

Management’s discussion and analysis

Our focus for 2021

To build on our momentum across U.S. Commercial Banking and Wealth Management, we will continue to focus on helping our clients achieve their ambitions by:

•	Continuing to grow organically with new clients as well as expanding our services to existing clients across commercial, private wealth and capital markets;
•	Leveraging our national footprint, including within our specialty banking groups; and
•	Investing appropriately in the growth of our business in order to improve our client experience while also achieving greater scale and efficiencies.

Results(1)

$ millions, for the year ended October 31	2020	2019 (2)	2018 (2)
Revenue
Commercial banking (3)	$1,432	$1,353	$1,194
Wealth management	622	611	566
Total revenue (4)(5)	2,054	1,964	1,760
Provision for (reversal of) credit losses
Impaired	133	68	67
Performing	354	5	12
Provision for credit losses	487	73	79
Non-interest expenses	1,133	1,119	1,023
Income before income taxes	434	772	658
Income taxes (4)	54	90	97
Net income	$380	$682	$561
Net income attributable to:
Equity shareholders	$380	$682	$561
Efficiency ratio	55.2%	57.0%	58.1%
Return on equity (6)	4.1%	7.9%	7.2%
Allocated common equity (6)	$9,266	$8,616	$7,822
Average assets ($ billions)	$55.2	$47.5	$41.2
Average loans ($ billions)	$42.5	$35.6	$30.4
Average deposits ($ billions)	$35.5	$27.2	$22.3
AUA ($ billions)	$97.6	$89.7	$80.0
AUM ($ billions)	$76.4	$68.8	$60.0
Full-time equivalent employees	2,101	2,113	1,947

(1)	For additional segmented information, see Note 31 to the consolidated financial statements.
(2)	Certain prior period information has been revised. See the “External reporting changes” section for additional details.
(3)

Certain information has been reclassified to conform to the presentation adopted in the first quarter of 2020. Commercial banking now includes the Other line of business, which includes the treasury activities relating to CIBC Bank USA, as these activities primarily support the commercial banking line of business.

(4)

Revenue and income taxes are reported on a TEB. Accordingly, revenue and income taxes include a TEB adjustment of nil (2019: $2 million; 2018: $2 million). The equivalent amounts are offset in the revenue and income taxes of Corporate and Other.

(5)	Included $20 million of income relating to the accretion of the acquisition date fair value discount on the acquired loans of The PrivateBank (2019: $35 million; 2018: $55 million).
(6)	For additional information, see the “Non-GAAP measures” section.

Financial overview

Net income was down $302 million or 44% from 2019, primarily due to higher provision for credit losses, partially offset by higher revenue.

Revenue

Revenue was up $90 million or 5% from 2019.

Commercial banking revenue was up $79 million or 6%, primarily due to volume growth and the impact of foreign exchange translation, partially offset by narrower margins.

Wealth management revenue was up $11 million or 2%, primarily due to volume growth, higher investment management and custodial fees driven by higher AUM and the impact of foreign exchange translation, partially offset by narrower margins.

Provision for credit losses

Provision for credit losses was up $414 million from 2019. The current year included a higher provision for credit losses on performing loans primarily related to the COVID-19 pandemic. Provision for credit losses on impaired loans was up mainly due to impairments as a result of certain borrower-specific issues across various sectors.

Non-interest expenses

Non-interest expenses were up $14 million or 1% from 2019, primarily due to higher employee-related compensation, the impact of foreign exchange translation, and higher spending on strategic initiatives, partially offset by lower business development costs, driven by the impact of the COVID-19 pandemic.

Income taxes

Income taxes were down $36 million or 40% from 2019, primarily due to lower income.

Average assets

Average assets were up $7.7 billion or 16% from 2019, primarily due to growth in loans, including loans made under the Paycheck Protection Program (PPP).

Assets under administration

AUA were up $7.9 billion or 9% from 2019, primarily due to the impact of foreign exchange rates, net sales, and market appreciation. AUM amounts are included in the amounts reported under AUA.

CIBC 2020 ANNUAL REPORT	25

Management’s discussion and analysis

Capital Markets

Capital Markets provides integrated global markets products and services, investment banking advisory and execution, corporate banking solutions and top-ranked research to corporate, commercial, government and institutional clients around the world.

Our business strategy

Our goal is to deliver leading capital markets solutions to our North American and international clients by providing best-in-class insight, advice and execution. To enable CIBC’s strategy and priorities, we collaborate with our partners across our bank to deepen and enhance client relationships. Our three key strategic priorities are:

•	Being the leading capital markets platform in Canada for our core clients
•	Building a North American client platform with global capabilities
•	Increasing connectivity across CIBC to deliver greater value and a better experience for our clients

2020 progress

In 2020, despite an uncertain economic environment and volatile markets we continued to make progress on our strategic priorities of deepening client relationships, growing in the U.S. and enhancing connectivity across the bank. Global markets had a strong year. Revenue was up as we worked closely with our clients to help them manage their exposures and access global markets. Corporate and investment banking had solid growth this year as a result of higher loans, debt issuances and deposits as we helped manage the funding and liquidity needs of our clients.

Being the leading capital markets platform in Canada for our core clients

•	Delivered on our purpose by meeting the needs of our clients, helping them through the pandemic by managing their funding and liquidity needs with expert advice for the long term.
•	Supported our clients by investing in our talent, further developing our proprietary technology, expanding our structuring expertise and advice, and leveraging our market expertise.
•	Continued to hold leadership positions in syndicated loans, debt and equity underwriting, advisory services, equity trading, commodities and foreign exchange.
•

Strengthened our platform by continuing to evolve our research coverage framework and provide specialized advice and solutions, aligned to the macro trends influencing the global economy and our clients, including renewable energy, private capital, technology and innovation.

•

Established our first continental Europe office in Luxembourg to deliver enhanced capital markets capabilities for clients and provide more options for corporate and institutional investors in Canada and the U.S. to access global markets.

Building a North American client platform with global capabilities

•	Continued to drive growth in the U.S. through a strong partnership across our business and close connectivity with U.S. Commercial Banking and Wealth Management.
•	Issued our inaugural Green Bond Framework to help mobilize capital and develop market-based solutions to support investments that shape a more sustainable economy.
•	Issued our inaugural Green Bond to help finance new and existing green projects, assets and businesses that mitigate the risks and effects of climate change.
•

Established our Sustainability Advisory team to meet the needs of clients as they transition to the lower-carbon economy of the future, and expanded research coverage in the renewables and clean energy sector, building on our client-focused growth strategy.

Increasing connectivity across CIBC to deliver greater value and a better experience for our clients

•	Expanded CIBC’s Global Money Transfer service by increasing partnerships and product enhancements, supporting payment solutions to over 130 countries.
•	Engaged with clients virtually to help them navigate volatile markets by hosting conference calls and podcasts, and providing industry-leading economic research and insights.

As a leading capital markets franchise in Canada and banking partner to our clients around the world, Capital Markets acted as:

•

Exclusive financial advisor and sole underwriter to Starlight Investments and Kingsett Capital on the acquisition of Northview Apartment REIT for $4.9 billion and associated acquisition financing, also lead on the initial public offering of units of Northview Canadian High Yield Residential Fund, a newly-formed, three-year closed end fund, in connection with the transaction;

•

Joint lead arranger on WESCO Distribution Inc.’s US$3.215 billion senior unsecured bond bridge facility, joint bookrunner on the US$1.5 billion 5-year and US$1.325 billion 8-year senior notes offerings, joint bookrunner and joint lead arranger on the US$1.1 billion ABL Revolver and participant in the US$1.025 billion securitization; net proceeds of the transactions were used to support the parent company, WESCO International, Inc.’s transformational US$4.5 billion acquisition of Anixter International, Inc. and to refinance existing debt;

•	Exclusive financial advisor and private placement agent to Superior Plus Corp. on a US$260 million equity investment by Brookfield Asset Management through exchangeable preferred stock;
•	Exclusive financial advisor to Ontario Teachers’ Pension Plan on its sale of BluEarth Renewables LP to DIF Infrastructure;
•

Exclusive financial advisor, lead debt underwriter, lead swap agent and sole deal contingent hedge counterparty to a Korean-based consortium comprised of Shinhan Investment Corp., Samtan Co., Ltd, EIP Investment Corp. and KDB KIAMCO on its acquisition of Riverstone Holdings LLC’s 50% interest in Utopia Pipeline, a 268-mile ethane pipeline;

•

Coordinating lead arranger, administrative agent and depository agent on the construction and operation financing of D.E. Shaw Renewable Investments’ (DESRI) 198-megawatt Illinois solar portfolio; the transaction marks CIBC’s fifth lending transaction with DESRI since August 2017, solidifying the bank’s relationship with one of the most active developers in the U.S. renewables market; and

•

As a leading Canadian underwriter of Green Bonds, CIBC acted as a Senior Co-Lead Manager for the Province of Ontario’s $1.5 billion Green Bond offering as well as Joint Bookrunner (lead-left) for Brookfield Renewable Partners’ $425 million Green Medium Term Note offering.

26	CIBC 2020 ANNUAL REPORT

Management’s discussion and analysis

Capital Markets awards and recognition

•	Ranked the most accurate foreign exchange forecaster globally for Q1 2020 by Bloomberg
•	Named Canadian Structured Product Issuer of the Year by mtn-i
•	Named North American financial advisor of the year in 2020 for 20 deals closed in 2019 with a valuation of US$25 billion by Infrastructure Journal
•	Named the Best Consumer Digital Bank in North America by Global Finance magazine, as part of its World’s Best Digital Banks 2019 Report
•	Global M&A Network
•

U.S.A. Middle Markets Small Mid-Markets Deal of the Year (Healthcare) for the sale of Applewhite Dental Partners LLC, a portfolio company of Tonka Bay Equity Partners, to Coredental Group, a portfolio company of NMS Capital

2020 financial review

Revenue(1) ($ billions)	Net income(1) ($ millions)	Efficiency ratio(1) (%)

Average value-at-risk (VaR) ($ millions)	Revenue – Global markets(1) ($ millions)	Revenue – Corporate and investment banking(1) ($ millions)

(1)	Certain prior period information has been revised. See the “External reporting changes” section for additional details.

Our focus for 2021

To support our bank’s long-term objectives, Capital Markets remains focused on delivering profitable growth by deepening client relationships and collaborating with our partners across our bank to help make our clients’ ambitions a reality. We will continue to do this by:

•	Maintaining our focused approach to client coverage in Canada;
•	Growing our North American platform by further expanding our U.S. reach and broadening the services offered to clients; and
•	Strengthening our connectivity, technology and innovation efforts to bring more of our bank’s offerings to our clients.

CIBC 2020 ANNUAL REPORT	27

Management’s discussion and analysis

Results(1)

$ millions, for the year ended October 31	2020	2019 (2)	2018 (2)
Revenue
Global markets	$2,143	$1,729	$1,694
Corporate and investment banking	1,344	1,231	1,241
Total revenue (3)	3,487	2,960	2,935
Provision for (reversal of) credit losses
Impaired	106	90	8
Performing	175	63	(38)
Provision for (reversal of) credit losses	281	153	(30)
Non-interest expenses	1,634	1,516	1,492
Income before income taxes	1,572	1,291	1,473
Income taxes (3)	441	337	387
Net income	$1,131	$954	$1,086
Net income attributable to:
Equity shareholders	$1,131	$954	$1,086
Efficiency ratio	46.9%	51.2%	50.8%
Return on equity (4)	16.8%	15.4%	20.7%
Allocated common equity (4)	$6,731	$6,188	$5,234
Average assets ($ billions)	$221.1	$184.6	$166.2
Full-time equivalent employees	1,470	1,449	1,396

(1)	For additional segmented information, see Note 31 to the consolidated financial statements.
(2)	Certain prior period information has been revised. See the “External reporting changes” section for additional details.
(3)

Revenue and income taxes are reported on a TEB. Accordingly, revenue and income taxes include a TEB adjustment of $183 million (2019: $177 million; 2018: $278 million). The equivalent amounts are offset in the revenue and income taxes of Corporate and Other.

(4)	For additional information, see the “Non-GAAP measures” section.

Financial overview

Net income was up $177 million or 19% from 2019, primarily due to higher revenue, partially offset by a higher provision for credit losses and higher non-interest expenses.

Revenue

Revenue was up $527 million or 18% from 2019.

Global markets revenue was up $414 million or 24%, primarily due to higher revenue from our interest rate, foreign exchange and commodities trading businesses and higher revenue from financing activities, partially offset by lower revenue from our equity derivatives trading business.

Corporate and investment banking revenue was up $113 million or 9%, primarily due to higher debt and equity underwriting activity and higher corporate banking revenue, partially offset by lower advisory revenue.

Provision for (reversal of) credit losses

Provision for credit losses was up $128 million from 2019. The current year included a higher provision for credit losses on performing loans related to the impact of the COVID-19 pandemic and continued pressure on oil prices. Provision for credit losses on impaired loans was up, primarily due to higher provisions in the oil and gas sector, partially offset by lower provisions in the utility sector.

Non-interest expenses

Non-interest expenses were up $118 million or 8% from 2019, primarily due to higher spending on strategic initiatives and higher employee-related compensation.

Income taxes

Income taxes were up $104 million or 31% from 2019, primarily due to higher income.

Average assets

Average assets were up $36.5 billion or 20% from 2019, primarily due to an increase in derivatives valuation, higher loan balances and securities purchased under resale agreements.

28	CIBC 2020 ANNUAL REPORT

Management’s discussion and analysis

Corporate and Other

Corporate and Other includes the following functional groups – Technology, Infrastructure and Innovation, Risk Management, People, Culture and Brand, Finance and Enterprise Strategy, as well as other support groups. The expenses of these functional and support groups are generally allocated to the business lines within the SBUs. The majority of the functional and support costs of CIBC Bank USA are recognized directly in the U.S. Commercial Banking and Wealth Management SBU. Corporate and Other also includes the results of CIBC FirstCaribbean and other strategic investments, as well as other income statement and balance sheet items not directly attributable to the business lines.

Results(1)

$ millions, for the year ended October 31	2020	2019 (2)	2018 (2)
Revenue
International banking	$734	$798	$657
Other	(143)	107	51
Total revenue (3)	591	905	708
Provision for (reversal of) credit losses
Impaired	24	21	102
Performing	175	(20)	(27)
Provision for credit losses	199	1	75
Non-interest expenses	1,813	1,370	1,281
Loss before income taxes	(1,421)	(466)	(648)
Income taxes (3)	(538)	(375)	(459)
Net income (loss)	$(883)	$(91)	$(189)
Net income (loss) attributable to:
Non-controlling interests	$2	$25	$17
Equity shareholders	(885)	(116)	(206)
Full-time equivalent employees	22,419	23,116	21,792

(1)	For additional segmented information, see Note 31 to the consolidated financial statements.
(2)	Certain prior period information has been revised. See the “External reporting changes” section for additional details.
(3)

Revenue and income taxes of Capital Markets and U.S. Commercial Banking and Wealth Management are reported on a TEB. The equivalent amounts are offset in the revenue and income taxes of Corporate and Other. Accordingly, revenue and income taxes include a TEB adjustment of $183 million (2019: $179 million; 2018: $280 million).

Financial overview

Net loss was up $792 million from 2019, primarily due to higher non-interest expenses, lower revenue and a higher provision for credit losses.

Revenue

Revenue was down $314 million from 2019.

International banking revenue was down $64 million, primarily due to lower revenue in CIBC FirstCaribbean as a result of narrower margins and lower fees.

Other revenue was down $250 million, primarily due to lower treasury revenue largely as a result of excess liquidity costs, interest income related to the settlement of certain income tax matters in the prior year, shown as an item of note, and due to lower revenue relating to our adoption of IFRS 16 in the current year that was largely offset in non-interest expenses (see Note 8 to our consolidated financial statements for further details regarding the impact of our transition to IFRS 16).

Provision for (reversal of) credit losses

Provision for credit losses was up $198 million from 2019. The current year included a higher provision for credit losses on performing loans related to the impact of the COVID-19 pandemic. Provision for credit losses on impaired loans was comparable with the prior year.

Non-interest expenses

Non-interest expenses were up $443 million from 2019, primarily due to charges related to restructuring, the consolidation of our real estate portfolio, higher goodwill impairment related to our controlling interest in CIBC FirstCaribbean relative to the prior year, and an increase in legal provisions, all shown as items of note, partially offset by a gain as a result of plan amendments related to pension and other post-employment plans, also shown as an item of note, and lower occupancy costs related to our adoption of IFRS 16 as noted above.

Income taxes

Income tax benefit was up $163 million from 2019, primarily due to higher expenses.

CIBC 2020 ANNUAL REPORT	29

Management’s discussion and analysis

Financial condition

Review of condensed consolidated balance sheet

$ millions, as at October 31	2020	2019
Assets
Cash and deposits with banks	$62,518	$17,359
Securities	149,046	121,310
Securities borrowed or purchased under resale agreements	74,142	59,775
Loans and acceptances	416,388	398,108
Derivative instruments	32,730	23,895
Other assets	34,727	31,157
	$769,551	$651,604
Liabilities and equity
Deposits	$570,740	$485,712
Obligations related to securities lent or sold short or under repurchase agreements	89,440	69,258
Derivative instruments	30,508	25,113
Acceptances	9,649	9,188
Other liabilities	22,167	19,069
Subordinated indebtedness	5,712	4,684
Equity	41,335	38,580
	$769,551	$651,604

Assets

Total assets as at October 31, 2020 were up $117.9 billion or 18% from 2019, including an increase of approximately $2 billion due to the appreciation of the U.S. dollar.

Cash and deposits with banks increased by $45.2 billion or 260%, primarily due to higher short-term placements in Treasury.

Securities increased by $27.7 billion or 23%, primarily due to increases in debt securities in Canadian governments, U.S. Treasury and other agencies, and corporate debt, mainly in Treasury. Further details on the composition of securities are provided in the “Supplementary annual financial information” section and Note 5 to the consolidated financial statements.

Securities borrowed or purchased under resale agreements increased by $14.4 billion or 24%, primarily due to client-driven activities.

Net loans and acceptances increased by $18.3 billion or 5%, primarily due to increases in Canadian mortgage loans, and U.S. and Canadian business and government loans. Further details on the composition of loans and acceptances are provided in the “Supplementary annual financial information” section and Note 6 to the consolidated financial statements.

Derivative instruments increased by $8.8 billion or 37%, largely driven by increases in interest rate, foreign exchange and equity derivatives valuation.

Other assets increased by $3.6 billion or 11%, primarily due to an increase in broker receivables and the recognition of right-of-use assets in the current year as a result of our adoption of IFRS 16 (see Note 8 to our consolidated financial statements for additional details), partially offset by decreases in current tax receivable and collateral pledged for derivatives.

Liabilities

Total liabilities as at October 31, 2020 were up $115.2 billion or 19% from 2019, including an increase of approximately $2 billion due to the appreciation of the U.S. dollar.

Deposits increased by $85.0 billion or 18%, primarily due to domestic retail volume growth and increased wholesale funding. Further details on the composition of deposits are provided in the “Supplementary annual financial information” section and Note 11 to the consolidated financial statements.

Obligations related to securities lent or sold short or under repurchase agreements increased by $20.2 billion or 29%, primarily due to our participation in the Bank of Canada’s enhanced term repo program (see the “Regulatory developments concerning liquidity – Developments related to the COVID-19 pandemic” section) and client-driven activities.

Derivative instruments increased by $5.4 billion or 21%, largely driven by increases in equity, interest rate and foreign exchange derivatives valuation.

Acceptances increased by $0.5 billion or 5%, driven by client activities.

Other liabilities increased by $3.1 billion or 16%, primarily due to the recognition of lease liabilities in the current year as a result of our adoption of IFRS 16, as noted above, and an increase in collateral received for derivatives.

Subordinated indebtedness increased by $1.0 billion or 22%, mainly due to an issuance in the third quarter of 2020. For further details see the “Capital management” section.

Equity

Equity as at October 31, 2020 increased $2.8 billion or 7% from 2019, primarily due to a net increase in retained earnings, which includes an increase of $0.1 billion related to the adoption of IFRS 16, as noted above, and the issuance of the limited recourse capital note. For further details see the “Capital management” section.

30	CIBC 2020 ANNUAL REPORT

Management’s discussion and analysis

Capital management

Our capital strength protects our depositors and creditors from risks inherent in our businesses. Our overall capital management objective is to maintain a strong and efficient capital base that:

•	Acts as a buffer to absorb unexpected losses while providing sustainable returns to our shareholders;
•	Enables our frontline businesses to grow and execute on our strategy;
•	Demonstrates balance sheet strength and our commitment to prudent balance sheet management; and
•	Supports us in maintaining a favourable credit standing and raising additional capital or other funding on attractive terms.

We actively manage our capital to maintain a strong and efficient capital base that provides balance sheet strength, enables our businesses to grow and execute on our strategy, and meets regulatory requirements.

Capital management and planning framework

CIBC maintains a capital management policy that helps us achieve our capital management objectives. Our capital management policy is reviewed and approved by the Board of Directors (the Board) in support of our Internal Capital Adequacy Assessment Process (ICAAP). The policy includes guidelines that relate to capital strength, capital mix, dividends and return of capital, and unconsolidated capital adequacy of regulated entities, based on regulatory requirements and our risk appetite. The key guideline relates to our capital strength, which is foundational to our financial strength and supports growth. The guideline on dividends and return of capital is intended to balance the need for retaining capital for strength and growth, while providing an adequate return to our shareholders. The level of capital and capital ratios is continually monitored relative to our regulatory minimums and internal targets and the amount of capital required may change in relation to CIBC’s business growth, risk appetite, and business and regulatory environment, including changes in accounting policies.

Capital planning is a crucial element of our overall financial planning process and establishment of strategic objectives and is developed in accordance with the capital management policy. Each year, a capital plan and three-year outlook are established as part of the financial plan, which establishes targets for the coming year and business plans to achieve those targets. The capital plan is also stress-tested as a part of our enterprise-wide stress testing process to ensure CIBC is adequately capitalized through severe but plausible stress scenarios (see the “Enterprise-wide stress testing” section for further details). Our capital position and forecasts are monitored throughout the year and assessed against the capital plan.

The Board, with endorsement from the Risk Management Committee, provides overall oversight of CIBC’s capital management through the approval of our risk appetite, capital policy and plan. The Risk Management Committee is provided with regular updates on our capital position including performance to date, updated forecasts, as well as any material regulatory developments that may impact our future capital position. Treasury is responsible for the overall management of capital including planning, forecasting, and execution of the plan, with senior management oversight provided by the Global Asset Liability Committee.

Enterprise-wide stress testing

We perform enterprise-wide stress testing on at least an annual basis and the results are an integral part of our ICAAP, as defined by Pillar 2 of the Basel III Accord, wherein we identify and measure our risks on an ongoing basis in order to ensure that the capital available is sufficient to cover all risks across CIBC, including the impacts of stress testing. We maintain a process which determines plausible but stressed economic scenarios such as global recessions and housing price shocks, and then apply these stress scenarios to our bank-wide exposures to determine the impact on the consolidated statement of income, RWA requirements, and consequently, key capital ratios. This helps us analyze the potential risks within our portfolios and establish prudent capital levels in excess of the regulatory minimum requirements. All of the elements of capital are monitored throughout the year and the capital plan is adjusted as appropriate.

Management determines the range of scenarios to be tested. Macroeconomic stress test scenarios are designed to be both severe and plausible and designed to be consistent with OSFI’s stress testing framework to ensure that they are comprehensive.

The following diagram summarizes the enterprise-wide stress testing process including the development of scenarios, identification of risk drivers and linkages to our other bank-wide ICAAP processes. The process includes syndication with our economists and lines of business to ensure scenarios are relevant to our businesses and there is a consistent interpretation of the scenarios across CIBC.

CIBC 2020 ANNUAL REPORT	31

Management’s discussion and analysis

Stress test scenarios are designed to capture a wide range of macroeconomic and financial variables that are relevant to assess the impact on our specific portfolios. This includes, for example, GDP, unemployment, house prices, interest rates and equity prices.

The stress testing process is comprehensive using a bottoms-up analysis of each of our bank-wide portfolios, and results are analyzed on a product, location and sector basis. Our stress testing approach combines the use of statistical models and expert judgment to ensure the results are reasonable in estimating the impacts of the stress scenarios.

Stress testing methodologies and results are subject to a detailed review and challenge from both our lines of business and Risk Management. Stress testing results are presented for review to the Risk Management Committee and are also shared with the Board and OSFI. The results of our enterprise-wide stress testing are used to highlight any vulnerabilities and ensure we remain well capitalized against regulatory and management expectations.

A key objective of the enterprise-wide stress tests is to identify key areas of exposure and foster discussion of management actions that would be taken to mitigate the impact of stress scenarios. Reverse stress testing is also integrated into our recovery and resolution planning process to determine worst case scenarios that would result in CIBC reaching the point of non-viability from which remedial actions are then considered.

Additional information on stress testing is provided in the “Management of risk” section.

Recovery plan

Federally regulated financial institutions must maintain robust and credible recovery plans that identify options to restore financial strength and viability when under severe stress. CIBC continues to maintain and update its recovery plan in line with OSFI requirements.

Resolution plan

In 2019, the Canada Deposit Insurance Corporation (CDIC) issued guidance for a comprehensive resolution plan. CDIC considers it a priority to ensure that banks undertake the necessary work to create resolution plans, demonstrate feasibility, and address any impediments to ensure resolvability can be achieved in an orderly fashion. CIBC continues to develop its resolution plan deliverables in line with guidance, in anticipation of submission to CDIC by October 2021.

Regulatory capital requirements under Basel III

Our regulatory capital requirements are determined in accordance with guidelines issued by OSFI, which are based upon the capital standards developed by the Basel Committee on Banking Supervision (BCBS).

Regulatory capital consists of CET1, Tier 1 and Tier 2 capital. The tiers of regulatory capital indicate increasing quality/permanence and the ability to absorb losses. The major components of our regulatory capital are summarized as follows:

(1)	Excluding accumulated other comprehensive income (AOCI) relating to cash flow hedges and changes to fair value option (FVO) liabilities attributable to changes in own credit risk.
(2)

OSFI has provided regulatory flexibility by implementing transitional arrangements for the treatment of expected loss provisioning, such that part of the allowances that would otherwise be included in Tier 2 capital will instead qualify for inclusion in CET1 capital subject to certain scalars and limitations until fiscal 2022. See the “Continuous enhancement to regulatory capital requirements” section for additional details.

Qualifying regulatory capital instruments must be capable of absorbing loss at the point of non-viability of the financial institution. Non-qualifying Tier 1 and Tier 2 capital instruments are excluded from regulatory capital at a rate of 10% per annum until November 2021, at which point they will have no regulatory value.

OSFI requires all institutions to achieve target capital ratios which include buffers. Targets may be higher for certain institutions at OSFI’s discretion. CIBC, along with Bank of Montreal, Bank of Nova Scotia, National Bank of Canada, Royal Bank of Canada, and the Toronto-Dominion Bank, have been designated by OSFI as domestic systemically important banks (D-SIBs) in Canada. D-SIBs are subject to a CET1 surcharge equal to 1.0% of RWA and a Domestic Stability Buffer (DSB) requirement intended to address Pillar 2 risks that are not adequately captured in the Pillar 1 capital requirements. The DSB is currently set at 1.0%, but can range from 0% to 2.5% of RWA (see the “Continuous enhancement to regulatory capital requirements” section for details regarding the reduction in the DSB requirement that was effective March 13, 2020). Additionally, banks need to hold an incremental countercyclical capital buffer equal to their weighted-average buffer requirement in Canada and across certain other jurisdictions where they have private sector credit exposures. OSFI’s current targets are summarized below:

As at October 31, 2020	Minimum	Capital conservation buffer	D-SIB buffer	Pillar 1 targets (1)	Domestic Stability Buffer	Target including all buffer requirements
CET1 ratio	4.5%	2.5%	1.0%	8.0%	1.0%	9.0%
Tier 1 capital ratio	6.0%	2.5%	1.0%	9.5%	1.0%	10.5%
Total capital ratio	8.0%	2.5%	1.0%	11.5%	1.0%	12.5%

(1)	The countercyclical capital buffer applicable to CIBC is insignificant as at October 31, 2020.

32	CIBC 2020 ANNUAL REPORT

Management’s discussion and analysis

Capital adequacy requirements are applied on a consolidated basis consistent with our financial statements, except for our insurance subsidiaries (CIBC Cayman Reinsurance Limited and CIBC Life Insurance Company Limited), which are excluded from the regulatory scope of consolidation. The basis of consolidation applied to our financial statements is described in Note 1 to the consolidated financial statements. CIBC Life Insurance Company Limited is subject to OSFI’s Life Insurance Capital Adequacy Test.

Risk-weighted assets

The following table provides a summary of permissible regulatory capital approaches and those adopted by CIBC:

Risk category	Permissible regulatory capital approaches	Approach adopted by CIBC
Credit risk (1)

Basel provides three approaches for calculating credit risk capital requirements:

•    Standardized

•    Foundation

•    Advanced internal ratings-based (AIRB)

OSFI expects financial institutions in Canada with Total capital in excess of $5 billion to use the AIRB approach for all material portfolios and credit businesses.

We have adopted the AIRB approach for the majority of our credit portfolios. Under this methodology, we utilize our own internal estimates to determine probability of default (PD), loss given default (LGD), maturity, and exposure at default (EAD) for lending products and securities. We utilize the standardized approach for credit portfolios within CIBC Bank USA and CIBC FirstCaribbean. We periodically review portfolios under the standardized approach for consideration of adoption of the AIRB approach.
	OSFI provides two approaches for calculating counterparty credit risk (CCR) for derivatives and transactions: • Standardized Approach (SA-CCR) • Internal Model Method (IMM)	Effective April 30, 2020, CIBC has adopted the IMM approach for calculating CCR exposure for qualifying derivative transactions. Certain transactions remain under the SA-CCR approach.

OSFI provides four approaches for calculating CCR for repo-style transactions:

•    Comprehensive approach, with supervisory haircuts

•    Comprehensive approach, with own estimate haircuts

•    Repo VaR approach

•    IMM

The comprehensive approach, with supervisory haircuts, is used for credit risk mitigation for repo-style transactions.
	Permitted approaches for equity positions in the banking book (which includes equity investments in funds) include: • Standardized • Market-based • Look-through • Mandate-based • Fall-back	We use the standardized approach for equity positions in the banking book and both the look-through and mandate-based approaches for equity investments in funds.

Basel provides the following approaches for calculating capital requirements for securitization positions:

•    Internal Ratings-Based Approach (SEC-IRBA)

•    Internal Assessment Approach (SEC-IAA)

•    External Ratings-Based Approach (SEC-ERBA)

•    Standardized Approach (SEC-SA)

We use SEC-IRBA, SEC-ERBA, SEC-IAA, and SEC-SA for securitization exposures in the banking book.
Market risk

Market risk capital requirements can be determined under the following approaches:

•    Standardized

•    Internal models

Internal models involve the use of internal VaR models to measure market risk and determine the appropriate capital requirement. The stressed VaR and incremental risk charge (IRC) also form part of the internal models approach.

We use the internal models approach to calculate market risk capital. Our internal market risk models comprise VaR, stressed VaR, IRC and a capital charge for risk not captured in VaR. We also use SEC-ERBA for trading book securitization positions.
Operational risk	Operational risk capital requirements can be determined under the following approaches: • Basic indicator approach • Standardized approach	We use the standardized approach based on OSFI rules to calculate operational risk capital.

(1)	Includes CCR.

Since the introduction of Basel II in 2008, OSFI has prescribed a capital floor requirement for institutions that use the AIRB approach for credit risk.

CIBC 2020 ANNUAL REPORT	33

Management’s discussion and analysis

Continuous enhancement to regulatory capital requirements

The BCBS and OSFI have published a number of proposals for changes to the existing regulatory capital requirements to strengthen the regulation, supervision, and practices of banks with the overall objective of enhancing financial stability. The discussion below provides a summary of BCBS and OSFI publications that have been issued since our 2019 Annual Report.

Regulatory developments arising from the COVID-19 pandemic

Both the BCBS and OSFI have announced a number of changes as a result of the COVID-19 pandemic and to respond to changes in market conditions. These announcements are summarized in the tables below.

BCBS

March 27, 2020 Deferral of Basel III standards	The Group of Central Bank Governors and Heads of Supervision (GHOS), which is the oversight body for the BCBS, announced that the implementation timelines for upcoming Basel III standards would be deferred in order to increase the operational capacity of banks and supervisors to respond to the COVID-19 pandemic. See the “Basel III reforms” and “Revised Pillar 3 disclosure requirements” sections below for additional details.

April 3, 2020 Measures to alleviate the impact of COVID-19

The BCBS announced measures to alleviate the impact of COVID-19, including:

•    Publication of “Measures to reflect the impact of COVID-19”, which includes technical clarifications to ensure appropriate treatment of loans subject to payment deferral relief and government guarantees;

•    Deferral of the final two implementation phases of the framework for margin requirements for non-centrally cleared derivatives by one year, from 2021 to 2022; and

•    Deferral of the implementation of the revised global systemically important banks (G-SIB) framework by one year, from 2021 to 2022 (see the “Global systemically important banks – public disclosure requirements” section below).

OSFI

March 13, 2020 Measures to support the resilience of financial institutions

OSFI announced measures to support the resilience of financial institutions, which included:

•    An immediate reduction of the DSB (see the “Domestic Stability Buffer” section below); and

•    Halting dividend increases or share buybacks for all federally regulated financial institutions effective immediately (see the “Capital initiatives” section below).

March 27, 2020 Update issued on August 31, 2020 Actions to address operational issues stemming from COVID-19

On March 27, 2020, OSFI announced actions to address operational issues stemming from COVID-19, including:

•    For the purpose of determining capital requirements under the Capital Adequacy Requirements (CAR) Guideline for loans (including mortgages) that are granted payment deferral relief, the payment status will, for the duration of the relief period, be based on the payment status of these loans immediately prior to the deferral. On August 31, 2020, OSFI provided updates to this special capital treatment:

•    Loans granted payment deferrals before August 31 will continue to be treated as performing loans for the duration of the deferral period, subject to a maximum of six calendar months from the effective date of the deferral;

•    Loans granted new payment deferrals after August 30 and on or before September 30 will be treated as performing loans for the duration of the deferral, subject to a maximum of three calendar months from the approval date of the deferral; and

•    Loans granted payment deferrals with approval dates after September 30, 2020 will not be eligible for the special capital treatment.

•    Transitional arrangements for the capital treatment of expected loss provisioning (see the “Transitional arrangements for the capital treatment of expected loss provisioning” section below);

•    A temporary increase for at least one year in the covered bond limit, which represents the percentage of total assets permitted to be pledged as collateral for covered bonds by a deposit-taking institution, from 5.5% to 10%;

•    Deferral of the implementation timeline of the Basel III reforms in Canada (see the “Basel III reforms” section below);

•    A delay in the implementation date of the revised Pillar 3 disclosure requirements finalized by the BCBS in December 2018 (see the “Revised Pillar 3 disclosure requirements” section below);

•    Confirmation that no outflow needs to be recognized in the LCR for bankers’ acceptances sold to the Bank of Canada under the Bankers’ Acceptance Purchase Facility (BAPF) (see the “Regulatory developments concerning liquidity” section for additional details);

•    A temporary reduction of stressed value-at-risk multipliers used in the determination of market risk capital requirements for institutions using internal models; and

•    Removal of funding valuation adjustment hedges related to derivative transactions from the calculation of market risk capital to address an asymmetry in the existing requirements.

March 30, 2020 Capital treatment of programs to support COVID-19 efforts

OSFI provided guidance on the capital requirements applicable to government-supported lending programs created in response to COVID-19 (see Note 2 to our consolidated financial statements for additional details on these programs). The capital requirements applicable to the various programs are summarized below:

•    Loans administered under the Canada Emergency Business Account (CEBA) are excluded from the calculation of capital and leverage ratios.

•    For capital purposes, the government-guaranteed portion of loans under the Export Development Canada (EDC) program may be considered sovereign risk, with the remainder treated as a loan to the borrower. The entire amount of the loan is included in the exposure measure used for calculating the leverage ratio.

•    A bank’s portion of a loan made under the Business Development Bank of Canada (BDC) co-lending program for small and medium-sized enterprises should be included in the calculation of capital and leverage ratios.

April 9, 2020 Update issued on November 5, 2020 Additional actions to address issues stemming from COVID-19

On April 9, 2020, OSFI announced additional measures and regulatory flexibility to support COVID-19 efforts, including:

•    Exposures arising from central bank reserves and sovereign-issued securities that qualify as HQLA may be excluded from the exposure measure for leverage ratio purposes. On November 5, 2020, applicability of this measure was extended by six months, until December 31, 2021.

•    The current capital floor factor was reduced from 75% to 70%, effective April 9, 2020. The reduction is expected to remain in place until the domestic implementation of the Basel III capital output floor (see the “Basel III reforms” section below).

34	CIBC 2020 ANNUAL REPORT

Management’s discussion and analysis

Transitional arrangements for the capital treatment of expected loss provisioning

In response to the COVID-19 pandemic, OSFI has introduced transitional arrangements for ECL provisioning that are available under the Basel Framework. These transitional arrangements were effective immediately upon being announced by OSFI on March 27, 2020 and result in a portion of allowances that would otherwise be included in Tier 2 capital qualifying for inclusion in CET1 capital. The amount of ECL allowances eligible for inclusion in CET1 capital is determined based on the increase in stage 1 and stage 2 allowances relative to balances as at January 31, 2020 as a baseline. This amount is then adjusted for tax effects and is subject to a scaling factor that will decrease over time. The scaling factor has been set at 70% for fiscal 2020, 50% for fiscal 2021, and 25% for fiscal 2022. For exposures under the internal ratings-based (IRB) approach, the lower of this amount and excess allowances otherwise eligible for inclusion in Tier 2 capital is included as CET1 capital under the transitional arrangements.

Basel III reforms

On March 27, 2020, the GHOS announced the deferral of the implementation of the Basel III reforms in order to increase the operational ability of banks and supervisors to respond to the COVID-19 pandemic. On March 27, 2020, OSFI similarly announced that implementation of the Basel III reforms would be delayed consistent with the GHOS announcement. The implementation dates applicable to CIBC for the outstanding Basel III reforms following these announcements are summarized below.

Revised leverage ratio framework and introduction of G-SIB buffer	November 1, 2022

Revisions to the standardized and IRB approaches to credit risk	November 1, 2022

Changes to Basel III capital output floor requirements	November 1, 2022

Revised operational risk framework	November 1, 2022

Revised CVA framework	November 1, 2023

Revised market risk framework (also referred to as the “fundamental review of the trading book” or FRTB)	November 1, 2023

Domestic Stability Buffer

In response to COVID-19 and market conditions, OSFI announced an immediate reduction in the DSB requirement from 2.0% to 1.0% for all D-SIBs effective March 13, 2020. This reduction superseded a previously announced increase in the DSB from 2.0% to 2.25%, which was to have been effective April 30, 2020, and decreased OSFI’s target capital ratios, including all buffers, for CET1, Tier 1 and Total capital to 9.0%, 10.5% and 12.5%, respectively. On June 23, 2020, OSFI announced that the DSB would remain unchanged at 1.0%.

Revised Pillar 3 disclosure requirements

Consistent with the GHOS announcement on March 27, 2020 that the implementation date of the revised Pillar 3 disclosure requirements finalized in December 2018 would be deferred by one year, on March 27, 2020, OSFI also announced that the implementation date for Canadian deposit-taking institutions would be no earlier than November 1, 2022.

Global systemically important banks – public disclosure requirements

On July 5, 2018, the BCBS issued “Global systemically important banks: revised assessment methodology and the higher loss absorbency requirement” as a result of the first review of the G-SIB framework. The revised assessment methodology was to be effective by the 2021 G-SIB assessment. As part of the measures announced by the BCBS in response to COVID-19, the effective date for the revised assessment methodology has been deferred by one year and will now be effective for the 2022 G-SIB assessment.

Total loss absorbing capacity requirements

Beginning in the first quarter of 2022, D-SIBs will be required to maintain a supervisory target total loss absorbing capacity requirements (TLAC) ratio (which is comprised of a minimum risk-based TLAC ratio of 21.5% plus the then applicable DSB) and a minimum TLAC leverage ratio of 6.75%. TLAC is required to ensure that a non-viable bank will have sufficient loss absorbing capacity, through its regulatory capital and bail-in eligible instruments, to support its recapitalization. In accordance with the Department of Finance’s Bank recapitalization (Bail-in) conversion regulations, senior debt issued by D-SIBs on or after September 23, 2018, with an original term to maturity of more than 400 days (including explicit or embedded options) that is unsecured or partially secured is subject to bail-in. Consumer deposits, certain derivatives, covered bonds, and certain structured notes are not eligible for bail-in.

Other regulatory capital developments

OSFI capital ruling

On July 15, 2020, OSFI published a capital ruling on a new financial instrument, a Limited Recourse Capital Note (LRCN), relative to the eligibility criteria set out in the CAR Guideline. Consideration was given to economic substance over legal form, and the potential impact on financial stability, particularly in times of stress. The resulting capital ruling provides that the LRCNs can qualify as Additional Tier 1 regulatory capital, subject to certain limitations and disclosure requirements. Refer to the “Capital initiatives” section for further details related to the LRCNs issued in the fourth quarter of 2020.

CIBC will continue to monitor and prepare for developments impacting regulatory capital requirements and disclosures.

CIBC 2020 ANNUAL REPORT	35

Management’s discussion and analysis

Regulatory capital and ratios

The components of our regulatory capital and ratios under Basel III are presented in the table below:

$ millions, as at October 31	2020	2019
Common Equity Tier 1 (CET1) capital: instruments and reserves
Directly issued qualifying common share capital plus related stock surplus	$14,025	$13,716
Retained earnings	22,119	20,972
AOCI (and other reserves)	1,435	881
Common share capital issued by subsidiaries and held by third parties (amount allowed in group CET1)	128	126
CET1 capital before regulatory adjustments	37,707	35,695
CET1 capital: regulatory adjustments
Prudential valuation adjustments	24	32
Goodwill (net of related tax liabilities)	5,177	5,375
Other intangibles other than mortgage-servicing rights (net of related tax liabilities)	1,662	1,658
Deferred tax assets excluding those arising from temporary differences (net of related tax liabilities)	24	24
Defined benefit pension fund net assets (net of related tax liabilities)	206	138
Other deductions or regulatory adjustments to CET1 as determined by OSFI (1)	(592)	–
Other	330	761
Total regulatory adjustments to CET1 capital	6,831	7,988
CET1 capital	30,876	27,707
Additional Tier 1 (AT1) capital: instruments
Directly issued qualifying AT1 instruments plus related stock surplus (2)	3,575	2,825
Directly issued capital instruments subject to phase out from AT1 (3)	302	302
AT1 instruments issued by subsidiaries and held by third parties (amount allowed in AT1)	22	17
AT1 capital	3,899	3,144
Tier 1 capital (T1 = CET1 + AT1)	34,775	30,851
Tier 2 capital: instruments and provisions
Directly issued qualifying Tier 2 instruments plus related stock surplus (4)	5,035	4,015
Directly issued capital instruments subject to phase out from Tier 2	628	630
Tier 2 instruments issued by subsidiaries and held by third parties (amount allowed in Tier 2)	29	23
General allowances	502	335
Tier 2 capital (T2)	6,194	5,003
Total capital (TC = T1 + T2)	$40,969	$35,854
Total RWA	$254,871	$239,863
Capital ratios
CET1 ratio	12.1%	11.6%
Tier 1 capital ratio	13.6%	12.9%
Total capital ratio	16.1%	15.0%

(1)

Beginning in the second quarter of 2020, includes the impact of the ECL transitional arrangement announced by OSFI on March 27, 2020. The transitional arrangement results in a portion of ECL allowances that would otherwise be included in Tier 2 capital qualifying for inclusion in CET1 capital. The amount is subject to certain adjustments and limitations until 2022.

(2)	Comprised of non-viability contingent capital (NVCC) preferred shares and LRCN.
(3)	Comprised of CIBC Tier 1 Notes – Series B due June 30, 2108.
(4)	Comprised of certain debentures which qualify as NVCC.

CET1 ratio

The CET1 ratio at October 31, 2020 increased 0.5% from October 31, 2019, driven by the increase in CET1 capital partially offset by the impact of an increase in RWA. The increase in CET1 capital was primarily the result of internal capital generation (net income less dividends), an increase in AOCI, and common share issuance partially offset by share repurchases prior to cessation of the issuer bid upon OSFI’s March 13, 2020 announcement (see the “Continuous enhancement to regulatory capital requirements” section for further details). While the impact of a higher provision for credit losses on performing loans reduced net income, the impact on CET1 capital was mitigated by the impact of the elimination of the deduction in relation to our expected loss shortfall calculation as well as the ECL transitional arrangement which was effective beginning in the second quarter of 2020 (see the “Transitional arrangements for the capital treatment of expected loss provisioning” section for further details). The COVID-19 pandemic had a less significant impact on our expected loss calculation for regulatory capital purposes, as the parameters used in this calculation reflect long-run experience which incorporates periods of downturn that are applied to the most recently available risk ratings. This contrasts with ECL recognized for accounting purposes, which uses point-in-time parameters based on updated forward-looking information that are more reflective of the current economic environment than the long-term parameters used for regulatory capital.

The increase in total RWA was primarily due to organic growth, movements in portfolios and risk levels, changes in regulatory requirements and the impact of foreign exchange translation, partially offset by methodology and parameter updates. The impact of COVID-19 on RWA growth, as well as regulatory expected losses, was partially mitigated by CIBC client relief programs and government support targeting both individuals and businesses in response to the COVID-19 pandemic (see the “Regulatory developments arising from the COVID-19 pandemic” section for further details) that tempered the increase in the delinquency rates that may have otherwise occurred, reductions in balances and utilization rates from lower client spending during the pandemic and the use of the most recently available risk ratings. In addition, the net increase in risk levels primarily relating to market risk RWA was more than offset by the impact of measures introduced by OSFI in response to the COVID-19 pandemic as discussed in the “Regulatory developments arising from the COVID-19 pandemic” section.

We anticipate that the combined impact of our expected loss calculation for regulatory capital purposes and credit risk RWA will act as a headwind to the positive impact of earnings growth on our CET1 ratio in future periods to the extent balances increase, utilization and delinquency rates increase and risk ratings and other credit scores deteriorate in line with our forward-looking information.

36	CIBC 2020 ANNUAL REPORT

Management’s discussion and analysis

Tier 1 capital ratio

The Tier 1 capital ratio at October 31, 2020 increased 0.7% from October 31, 2019, primarily due to the factors affecting the CET1 ratio noted above, as well as an issuance of limited recourse capital notes during the fourth quarter of 2020. See the “Capital initiatives” section below for further details.

Total capital ratio

The Total capital ratio at October 31, 2020 increased 1.1% from October 31, 2019, primarily due to the factors affecting the Tier 1 capital ratio noted above, as well as an issuance of subordinated indebtedness during the third quarter of 2020. See the “Capital initiatives” section below for further details.

Movement in total regulatory capital

Changes in regulatory capital under Basel III are presented in the table below:

$ millions, for the year ended October 31	2020	2019
CET1 capital
Balance at beginning of year	$27,707	$24,641
Shares issued in lieu of cash dividends (add back)	144	194
Other issue of common shares	227	183
Purchase of common shares for cancellation	(68)	(30)
Premium on purchase of common shares for cancellation	(166)	(79)
Net income attributable to equity shareholders	3,790	5,096
Preferred and common share dividends	(2,714)	(2,599)
Change in AOCI balances included in regulatory capital
Net foreign currency translation adjustments	180	(31)
Net change in securities measured at FVOCI	189	196
Net change in cash flow hedges	161	131
Net change in post-employment defined benefit plans	80	(220)
Change in shortfall of allowance to expected losses	575	72
Change in goodwill and other intangible assets	194	117
Other, including change in regulatory adjustments (1)(2)	577	36
CET 1 capital balance at end of year	$30,876	$27,707
AT1 capital
Balance at beginning of year	$3,144	$3,267
AT1 eligible capital issues (3)	750	575
Phase-out of innovative Tier 1 notes	–	(251)
Redeemed	–	(452)
Other, including change in regulatory adjustments (2)	5	5
AT1 capital balance at end of year	$3,899	$3,144
Tier 2 capital
Balance at beginning of year	$5,003	$4,322
New Tier 2 eligible capital issues	1,000	1,500
Redeemed	(32)	(1,000)
Other, including change in regulatory adjustments (2)	223	181
Tier 2 capital balance at end of year	$6,194	$5,003
Total capital balance at end of year	$40,969	$35,854

(1)	Includes the net impact on retained earnings as at November 1, 2019 from the adoption of IFRS 16. See Note 8 for additional details.
(2)

Beginning in the second quarter of 2020, includes the impact of the ECL transitional arrangement announced by OSFI on March 27, 2020. The transitional arrangement results in a portion of ECL allowances that would otherwise be included in Tier 2 capital qualifying for inclusion in CET1 capital. The amount is subject to certain adjustments and limitations until 2022.

(3)	Includes preferred shares and LRCNs.

CIBC 2020 ANNUAL REPORT	37

Management’s discussion and analysis

Components of risk-weighted assets

The components of our RWA and corresponding minimum total capital requirements are presented in the table below:

$ millions, as at October 31	2020		2019
	RWA	Minimum total capital required (1)	RWA	Minimum total capital required (1)
Credit risk (2)
Standardized approach
Corporate	$41,836	$3,347	$39,131	$3,130
Sovereign	2,460	197	2,411	193
Banks	326	26	454	36
Real estate secured personal lending	2,859	229	2,597	208
Other retail	939	75	911	73
Trading book	787	63	468	37
Equity	494	40	606	48
Securitization	1,031	82	707	57
	50,732	4,059	47,285	3,782
AIRB approach (3)
Corporate	83,326	6,666	76,182	6,095
Sovereign (4)	2,911	233	2,227	178
Banks	2,995	240	3,082	247
Real estate secured personal lending	20,228	1,618	18,557	1,485
Qualifying revolving retail	14,484	1,159	15,605	1,248
Other retail	9,022	722	8,890	711
Equity	423	34	395	32
Trading book	5,200	416	6,684	535
Securitization	1,704	136	815	65
Adjustment for scaling factor	8,315	665	7,898	632
	148,608	11,889	140,335	11,228
Other credit RWA (5)	12,152	972	10,134	811
Total credit risk (before adjustment for CVA phase-in)	211,492	16,920	197,754	15,821
Market risk (Internal Models and IRB Approach)
VaR	1,309	105	1,073	86
Stressed VaR	1,626	130	2,478	198
Incremental risk charge	2,192	175	2,574	206
Securitization and other	731	58	407	33
Total market risk	5,858	468	6,532	523
Operational risk	30,319	2,426	28,587	2,287
Total RWA before adjustments for CVA phase-in	$247,669	$19,814	$232,873	$18,631
CVA capital charge
Total RWA	$7,202	$576	$6,990	$559
Total RWA after adjustments for CVA phase-in
Total RWA	$254,871	$20,390	$239,863	$19,190

(1)

Refers to the minimum standard established by the BCBS before the application of the capital conservation buffer and any other capital buffers that may be established by regulators from time to time. It is calculated by multiplying RWA by 8%.

(2)	Credit risk includes CCR, which comprises derivative and repo-style transactions. Credit risk for CIBC Bank USA and CIBC FirstCaribbean are calculated under the standardized approach.
(3)	Includes RWA relating to equity investments in funds and certain commercial loans which are determined using the supervisory slotting approach.
(4)	Includes residential mortgages insured by Canada Mortgage and Housing Corporation (CMHC), an agency of the Government of Canada, and government-guaranteed student loans.
(5)

Comprises RWA relating to derivative and repo-style transactions cleared through qualified central counterparties (QCCPs), settlement risk, and other assets that are subject to the credit risk framework but are not included in the standardized or IRB frameworks, including other balance sheet assets that are risk-weighted at 100%, significant investments in the capital of non-financial institutions that are risk-weighted at 1,250%, and amounts below the thresholds for deduction that are risk-weighted at 250%.

The increase in RWAs was primarily due to organic growth, movement in portfolio and risk levels, changes in book quality, the implementation of IFRS 16 in the first quarter of 2020 and the impact of foreign exchange translation, partially offset by methodology and parameter updates.

The increase in credit risk RWA was primarily due to organic growth, movement in portfolio and risk levels, changes in regulatory requirements and the impact of foreign exchange translation, partially offset by methodology and parameter updates.

The decrease in market risk RWA was driven by capital model and methodology updates, partially offset by movement in risk levels, which includes changes in open positions and the market rates affecting these positions.

The increase in operational risk RWAs was driven by changes in the gross income, as defined by OSFI.

38	CIBC 2020 ANNUAL REPORT

Management’s discussion and analysis

Leverage ratio

The Basel III capital standards include a non-risk-based capital metric, the leverage ratio, to supplement risk-based capital requirements. The leverage ratio is defined as Tier 1 capital divided by the leverage ratio exposure. The leverage ratio exposure is defined under the rules as the sum of:

(i)	On-balance sheet assets less Tier 1 capital regulatory adjustments;
(ii)	Derivative exposures;
(iii)	Securities financing transaction exposures; and
(iv)	Off-balance sheet exposures (such as commitments, direct credit substitutes, letters of credit, and securitization exposures).

OSFI expects federally regulated deposit-taking institutions to have leverage ratios that meet or exceed 3.0%. This minimum may be higher for certain institutions at OSFI’s discretion. See the “Continuous enhancement to regulatory capital requirements” section below for recently announced capital measures impacting the leverage ratio.

$ millions, as at October 31	2020	2019
Tier 1 capital	$34,775	$30,851
Leverage ratio exposure	741,760	714,343
Leverage ratio	4.7%	4.3%

The leverage ratio at October 31, 2020 increased 0.4% from October 31, 2019, primarily driven by an increase in Tier 1 capital, partially offset by the impact of an increase in leverage ratio exposure. The increase in leverage ratio exposure was driven by increases in off-balance sheet, derivative, and securities financing transaction exposures, partially offset by a reduction in on-balance sheet exposures reflecting the exclusion of certain amounts as permitted by OSFI in respect of exposures arising from central bank reserves and sovereign-issued securities that qualify as HQLA (see the “Regulatory developments arising from the COVID-19 pandemic” section for further details).

Capital initiatives

In conjunction with OSFI’s March 13, 2020 announcement to decrease the DSB to 1.0%, OSFI also announced that it expects all federally regulated financial institutions to cease dividend increases and share buybacks for the time being, in order to ensure that the additional capital available is used to support Canadian lending activities. The following were the main capital initiatives undertaken in 2020:

Normal course issuer bid

Our normal course issuer bid expired on June 3, 2020. During the year, we purchased and cancelled 2,208,600 common shares under this bid at an average price of $106.03 for a total amount of $234 million.

Dividends

On February 25, 2020, the Board approved an increase in our quarterly common share dividend from $1.44 per share to $1.46 per share for the quarter ended April 30, 2020.

Common and preferred share dividends are declared quarterly at the discretion of the Board. The declaration and payment of dividends is governed by Section 79 of the Bank Act (Canada), the terms of the preferred shares, and the terms of the Tier 1 notes issued by CIBC Capital Trust, as explained in Notes 16 and 17 to the consolidated financial statements.

Shareholder investment plan (the plan)

Effective with the October 28, 2016 dividend, CIBC has elected to issue shares from Treasury to fulfill the requirements of the plan. Pursuant to the plan, we issued 1,534,320 common shares for consideration of $144 million for the year ended October 31, 2020.

Preferred shares

Non-cumulative Rate Reset Class A Preferred Shares Series 41 (NVCC)

Holders of the Non-cumulative Rate Reset Class A Preferred Shares Series 41 (NVCC) (Series 41 shares) had the option to convert their shares into Non-cumulative Floating Rate Class A Preferred Shares Series 42 (NVCC) (Series 42 shares) on a one-for-one basis on January 31, 2020. As the conditions for conversion were not met, no Series 42 shares were issued, and all of the Series 41 shares remain outstanding. The dividend on the Series 41 shares was reset to 3.909%, payable quarterly as and when declared by the Board, effective for the five-year period commencing January 31, 2020.

Non-cumulative Rate Reset Class A Preferred Shares Series 43 (NVCC)

Holders of the Non-cumulative Rate Reset Class A Preferred Shares Series 43 (NVCC) (Series 43 shares) had the option to convert their shares into Non-cumulative Floating Rate Class A Preferred Shares Series 44 (NVCC) (Series 44 shares) on a one-for-one basis on July 31, 2020. As the conditions for conversion were not met, no Series 44 shares were issued, and all of the Series 43 shares remain outstanding. The dividend on the Series 43 shares was reset to 3.143%, payable quarterly as and when declared by the Board, effective for the five-year period commencing July 31, 2020.

See the “Outstanding share data” section below and Note 16 to the consolidated financial statements for further details.

Limited Recourse Capital Notes

On September 16, 2020, we issued $750 million principal amount of 4.375% Limited Recourse Capital Notes Series 1 (NVCC) (subordinated indebtedness). The Notes mature on October 28, 2080 and bear interest at a fixed rate of 4.375% per annum (paid semi-annually) until October 28, 2025. Starting on October 28, 2025, and every five years thereafter until October 28, 2075, the interest rate will be reset to the then current five-year Government of Canada bond yield plus 4.000% per annum.

Concurrently with the issuance of the Notes, we issued Non-Cumulative 5-Year Fixed Rate Reset Class A Preferred Shares Series 53 (NVCC) (the Series 53 Preferred Shares) which are held in a newly formed trust (the Limited Recourse Trust) that is consolidated by CIBC and as a result the Series 53 Preferred Shares are eliminated in CIBC’s consolidated financial statements. In the event of non-payment by CIBC of the principal amount of, interest on, or redemption price for, the Notes when due, the sole remedy of each Note holder is limited to that holder’s proportionate share of the Series 53 Preferred Shares held in the Limited Recourse Trust.

Subject to regulatory approval we may redeem the Notes, in whole or in part, every five years during the period from September 28 to and including October 28, commencing in 2025, at par.

The Notes and the Series 53 Preferred Shares carry standard NVCC provisions necessary for them to qualify as Tier 1 regulatory capital under Basel III. Upon the occurrence of a Trigger Event, each Series 53 Preferred Share held in the Limited Recourse Trust will automatically and

CIBC 2020 ANNUAL REPORT	39

Management’s discussion and analysis

immediately be converted without the consent of Note holders into a variable number of common shares which will be delivered to Note holders in satisfaction of the principal amount of, and accrued and unpaid interest on, all of the Notes. All claims of Note holders against CIBC under the Notes will be extinguished upon receipt of such common shares.

The Notes are compound instruments with both equity and liability features as payments of interest and principal in cash are made at our discretion as the sole recourse of each Note holder in the event of non-payment will be limited to that holder’s proportionate share of the Series 53 Preferred Shares held in the Limited Recourse Trust. The liability component of the Notes has a nominal value and, as a result, the full proceeds received upon the issuance of the Notes have been presented as equity and any interest payments paid thereon are accounted for as equity distributions.

Subordinated indebtedness

On July 21, 2020, we issued $1.0 billion principal amount of 2.01% Debentures due July 21, 2030 (NVCC) (subordinated indebtedness). The Debentures bear interest at a fixed rate of 2.01% per annum (paid semi-annually) until July 21, 2025, and at the three-month Canadian dollar bankers’ acceptance rate plus 1.28% per annum thereafter (paid quarterly) until maturity on July 21, 2030.

Outstanding share data

The table below provides a summary of our outstanding shares, NVCC capital instruments, and the maximum number of common shares issuable on conversion/exercise:

	Shares outstanding		Minimum conversion price per common share	Maximum number of common shares issuable on conversion/exercise
$ millions, except number of shares and per share amounts, as at November 27, 2020	Number of shares	Amount
Common shares	447,092,959	$13,908
Treasury shares – common shares	(11,820)	(1)
Preferred shares (1)(2)
Series 39 (NVCC)	16,000,000	$400	$5.00	80,000,000
Series 41 (NVCC)	12,000,000	300	5.00	60,000,000
Series 43 (NVCC)	12,000,000	300	5.00	60,000,000
Series 45 (NVCC)	32,000,000	800	5.00	160,000,000
Series 47 (NVCC)	18,000,000	450	5.00	90,000,000
Series 49 (NVCC)	13,000,000	325	5.00	65,000,000
Series 51 (NVCC)	10,000,000	250	5.00	50,000,000
Treasury shares – preferred shares (1)(2)	–	–
Limited recourse capital notes (2)(4)
4.375% Limited recourse capital notes Series 1 (NVCC)	n/a	750	5.00	150,000,000
Subordinated indebtedness (2)(3)
3.42% Debentures due January 26, 2026 (NVCC)	n/a	1,000	5.00	300,000,000
3.45% Debentures due April 4, 2028 (NVCC)	n/a	1,500	5.00	450,000,000
2.95% Debentures due June 19, 2029 (NVCC)	n/a	1,500	5.00	450,000,000
2.01% Debentures due July 21, 2030 (NVCC)	n/a	1,000	5.00	300,000,000
Stock options outstanding				5,624,458

(1)

Upon the occurrence of a Trigger Event, each share is convertible into a number of common shares, determined by dividing the par value of $25.00 plus declared and unpaid dividends by the average common share price (as defined in the relevant prospectus supplement) subject to a minimum price per share (subject to adjustment in certain events as defined in the relevant prospectus supplement). Preferred shareholders do not have the right to convert their shares into common shares.

(2)	The maximum number of common shares issuable on conversion excludes the impact of declared but unpaid dividends and accrued interest.
(3)

Upon the occurrence of a Trigger Event, the Debentures are convertible into a number of common shares, determined by dividing 150% of the par value plus accrued and unpaid interest by the average common share price (as defined in the relevant prospectus supplement) subject to a minimum price per common share (subject to adjustment in certain events as defined in the relevant prospectus supplement).

(4)

Upon the occurrence of a Trigger Event, the Series 53 Preferred Shares held in the Limited Recourse Trust in support of the Notes are convertible into a number of common shares, determined by dividing the par value of $1,000 by the average common share price (as defined in the relevant prospectus supplement) subject to a minimum price per common share (subject to adjustment in certain events as defined in the relevant prospectus supplement). See Note 16 to the consolidated financial statements for details on our preferred share and other equity instruments rights and privileges.

n/a	Not applicable.

The occurrence of a “Trigger Event” would result in conversion of all of the outstanding NVCC instruments described above, which would represent a dilution impact of 83% based on the number of CIBC common shares outstanding as at October 31, 2020. As described in the CAR Guideline, a Trigger Event occurs when OSFI determines the bank is or is about to become non-viable and, if after conversion of all contingent instruments and consideration of any other relevant factors or circumstances, it is reasonably likely that its viability will be restored or maintained; or if the bank has accepted or agreed to accept a capital injection or equivalent support from a federal or provincial government, without which OSFI would have determined the bank to be non-viable.

In addition to the potential dilution impacts related to the NVCC instruments discussed above, as at October 31, 2020, $19,925 million (2019: $8,986 million) of our outstanding liabilities were subject to conversion to common shares under the bail-in regime. Under the bail-in regime there is no fixed and pre-determined contractual conversion ratio for the conversion of the specified eligible shares and liabilities of CIBC that are subject to a bail-in conversion into common shares, nor are there specific requirements regarding whether liabilities subject to a bail-in conversion are converted into common shares of CIBC or any of its affiliates. CDIC determines the timing of the bail-in conversion, the portion of the specified eligible shares and liabilities to be converted and the terms and conditions of the conversion, subject to parameters set out in the bail-in regime. See the “Total loss absorbing capacity requirements” section for further details.

Preferred share and other equity instruments rights and privileges

See Note 16 to the consolidated financial statements for details on our preferred share and other equity instruments rights and privileges.

40	CIBC 2020 ANNUAL REPORT

Management’s discussion and analysis

Off-balance sheet arrangements

We enter into off-balance sheet arrangements in the normal course of our business. We consolidate all of our sponsored trusts that securitize our own assets.

Non-consolidated structured entities (SEs)

We manage and administer a single-seller conduit and several CIBC-sponsored multi-seller conduits in Canada. The multi-seller conduits acquire direct or indirect ownership or security interests in pools of financial assets from our clients and finance the acquisitions by issuing asset-backed commercial paper (ABCP) to investors. The single-seller conduit acquires financial assets and finances these acquisitions through a credit facility provided by a syndicate of financial institutions. The sellers to the conduits may continue to service the assets and may be exposed to credit losses realized on these assets, typically through the provision of over-collateralization or another form of credit enhancement. The conduits may obtain credit enhancement from third-party providers.

We generally provide the multi-seller conduits with commercial paper backstop liquidity facilities, securities distribution, and provide both the single and multi-seller conduits with accounting, cash management, and operations services. The liquidity facilities for the managed and administered multi-seller conduits require us to provide funding, subject to the satisfaction of certain conditions with respect to the conduits, for ABCP not placed with external investors. We may also purchase ABCP issued by the multi-seller conduits for market-making purposes.

We are required to maintain certain short-term and/or long-term debt ratings with respect to the liquidity facilities that we provide to the sponsored multi-seller conduits. If we are downgraded below the level specified under the terms of those facilities, we must provide alternative satisfactory liquidity arrangements, such as procuring an alternative liquidity provider that meets the minimum rating requirements.

We may also act as the counterparty to derivative contracts entered into by a multi-seller conduit in order to convert the yield of the underlying assets to match the needs of the multi-seller conduit’s investors or to mitigate the interest rate, basis, and currency risk within the conduit.

We earn fees for providing services related to the non-consolidated single-seller and multi-seller conduits, such as backstop liquidity facilities, distribution, transaction structuring, and conduit administration. These fees totalled $65 million in 2020 (2019: $54 million). All fees earned in respect of activities with the conduits are on a market basis.

As at October 31, 2020, the amount funded for the various asset types in the multi-seller conduits amounted to $8.4 billion (2019: $7.1 billion). The estimated weighted-average life of these assets was 2.0 years (2019: 1.6 years). Our holdings of commercial paper issued by the non-consolidated sponsored multi-seller conduits that offer commercial paper to external investors were $12 million (2019: $26 million). Our committed backstop liquidity facilities to these conduits were $10.5 billion (2019: $8.8 billion). We also provided credit facilities of $50 million (2019: $50 million) to these conduits.

We participated in a syndicated facility for a three-year commitment, with two years remaining, of $700 million to the single-seller conduit that provides funding to franchisees of a major Canadian retailer. Our portion of the commitment was $130 million (2019: $130 million). As at October 31, 2020, we funded $86 million (2019: $87 million) through the issuance of bankers’ acceptances and prime loans.

We engage one or more of the four major rating agencies, DBRS Limited (DBRS), Fitch Ratings Inc. (Fitch), Moody’s Investors Service, Inc. (Moody’s), and S&P, to opine on the credit ratings of asset-backed securities (ABS) issued by our sponsored securitization vehicles. In the event that ratings differ between rating agencies, we use the lower rating.

We also have investments in and provide loans, liquidity and credit facilities to certain other third-party and CIBC-managed SEs. The on-balance sheet exposure related to these SEs is included in the consolidated financial statements.

Our on- and off-balance sheet amounts related to the SEs that are not consolidated are set out in the table below. For additional details on our SEs, see Note 7 to the consolidated financial statements.

$ millions, as at October 31				2020				2019
	Investments and loans (1)	Liquidity, credit facilities and commitments		Written credit derivatives (2)	Investments and loans (1)	Liquidity, credit facilities and commitments		Written credit derivatives (2)
Single-seller and multi-seller conduits	$107	$8,390	(3)	$–	$113	$7,137	(3)	$–
Third-party structured vehicles – continuing	3,560	2,880		–	3,345	2,358		–
Structured vehicles run-off	3	13		130	3	13		139
Other	340	140		–	332	127		–

(1)

Excludes securities issued by, retained interest in, and derivatives with entities established by CMHC, Federal National Mortgage Association, Federal Home Loan Mortgage Corporation, Government National Mortgage Association, Federal Home Loan Banks, Federal Farm Credit Bank, and Student Loan Marketing Association. $3 million (2019: $3 million) of the exposures related to structured vehicles run-off were hedged.

(2)

Disclosed amounts reflect the outstanding notional of written credit derivatives. The negative fair value recorded on the consolidated balance sheet was $107 million (2019: $112 million). Notional of $123 million (2019: $130 million) was hedged with credit derivatives protection from third parties. The fair value of these hedges net of CVA was $98 million (2019: $104 million). An additional notional of $7 million (2019: $9 million) was hedged through a limited recourse note.

(3)

Excludes an additional $2.1 billion (2019: $1.6 billion) relating to our backstop liquidity facilities provided to the multi-seller conduits as part of their commitment to fund purchases of additional assets. Also excludes $12 million (2019: $26 million) of our direct investments in the multi-seller conduits which we consider investment exposure.

CIBC 2020 ANNUAL REPORT	41

Management’s discussion and analysis

Other financial transactions

In the second quarter of 2020, in response to the COVID-19 pandemic, we entered into an arrangement with the Government of Canada to facilitate the advancing of loans to CIBC clients who are qualifying borrowers under the CEBA program. As CIBC’s involvement in the CEBA program is to administer the CEBA loans, and the funding and risks and rewards associated with the loans, including exposure to payment defaults and principal forgiveness, are assumed by the Government of Canada, loans advanced under the CEBA program are not recognized on our consolidated balance sheet. As part of our involvement in the CEBA program, we receive a fee that is intended as a reimbursement of costs that we incur to administer the loans. For further details regarding this program as well as other government lending programs that we participated in, refer to Note 2 to our consolidated financial statements.

We are the sponsor of several mutual and pooled funds, in the form of trusts. We are the administrator of these funds. In addition, we may act in other capacities, including custodian, trustee, and broker. We earn fees at market rates from these trusts. We do not guarantee either principal or returns to investors in these funds. We act as a trustee of a number of personal trusts and have a fiduciary responsibility to act in the best interests of the beneficiaries of the trusts. We earn a fee for acting as a trustee. We also participate in transactions to modify the cash flows of trusts managed by third-party asset managers to create investments with specific risk profiles, or to assist clients in the efficient management of other risks. Typically, these involve the use of derivative products, which transfer the risks and returns to or from a trust.

Derivatives

We participate in derivatives transactions, as a market maker facilitating the needs of our clients or as a principal to manage the risks associated with our funding, investing and trading strategies. All derivatives are recorded at fair value on our consolidated balance sheet. See Notes 13 and 24 to the consolidated financial statements for details on derivative contracts and the risks associated with them.

Credit-related arrangements

Credit-related arrangements are generally off-balance sheet instruments and are typically entered into to meet the financing needs of clients. In addition, there are certain exposures for which we could be obligated to extend credit that are not recorded on the consolidated balance sheet. For additional details of these arrangements, see the “Liquidity risk” section and Note 22 to the consolidated financial statements.

Guarantees

A guarantee is a contract that requires the issuer to make specified payments to reimburse the holder for a loss it incurs because a specified debtor failed to make payment when due in accordance with the original or modified terms of a debt instrument. Guarantees include credit derivatives protection sold and standby and performance letters of credit, as discussed in Notes 13 and 22 to the consolidated financial statements, respectively.

42	CIBC 2020 ANNUAL REPORT

Management’s discussion and analysis

Management of risk

We have provided certain disclosures required under IFRS 7 “Financial Instruments – Disclosures” (IFRS 7) related to the nature and extent of risks arising from financial instruments in the MD&A, as permitted by that IFRS standard. These disclosures are included in the “Risk overview”, “Credit risk”, “Market risk”, “Liquidity risk”, “Operational risk”, “Reputation and legal risks”, “Conduct risk”, and “Regulatory compliance risk” sections.

43	Risk overview

44	Risk governance structure

45	Risk management structure

46	Risk management process

46	Risk appetite statement

47	Risk input into performance and compensation

47	Risk policies and limits

48	Risk identification and measurement

49	Stress testing

49	Risk treatment and mitigation

49	Risk monitoring and reporting

50	Top and emerging risks

53	Risks arising from business activities

54	Credit risk

54	Governance and management

54	Policies

55	Process and control

56	Risk measurement

58	Exposure to credit risk

61	Credit quality of portfolios

65	Credit quality performance

66	Loans contractually past due but not impaired

66	Exposure to certain countries and regions

67	Selected exposures in certain activities

67	Settlement risk

67	Securitization activities

68	Market risk

68	Governance and management

68	Policies

68	Market risk limits

68	Process and control

68	Risk measurement

69	Trading activities

72	Non-trading activities

73	Pension risk

74	Liquidity risk

74	Governance and management

74	Policies

74	Risk measurement

75	Liquid assets

77	Funding

79	Contractual obligations

80	Other risks

80	Strategic risk

80	Insurance risk

80	Operational risk

81	Technology, information and cyber security risk

81	Reputation and legal risks

82	Conduct risk

82	Regulatory compliance risk

82	Environmental and related social risk

Risk overview

CIBC faces a wide variety of risks across all of its areas of business. Identifying and understanding risks and their impact allows CIBC to frame its risk appetite and risk management practices. Defining acceptable levels of risk, and establishing sound principles, policies and practices for managing risks, is fundamental to achieving consistent and sustainable long-term performance, while remaining within our risk appetite.

Our risk appetite defines tolerance levels for various risks. This is the foundation for our risk management culture and our risk management framework.

Our risk management framework includes:

•	CIBC, SBU and functional group-level risk appetite statements;
•	Risk frameworks, policies, procedures and limits to align activities with our risk appetite;
•	Regular risk reports to identify and communicate risk levels;
•	An independent control framework to identify and test the design and operating effectiveness of our key controls;
•	Stress testing to consider the potential impact of changes in the business environment on capital, liquidity and earnings;
•	Proactive consideration of risk mitigation options in order to optimize results; and
•	Oversight through our risk-focused committees and governance structure.

Managing risk is a shared responsibility at CIBC. Business units and risk management professionals work in collaboration to ensure that business strategies and activities are consistent with our risk appetite. CIBC’s approach to enterprise-wide risk management aligns with the three lines of defence model:

(i)

As the first line of defence, CIBC’s SBUs and functional groups own the risks and are accountable and responsible for identifying and assessing risks inherent in their activities in accordance with the CIBC risk appetite. In addition, they establish and maintain controls to mitigate such risks. The first line of defence may include governance groups within the relevant area to facilitate the control framework and other risk-related processes. Control groups provide subject matter expertise to the business lines and/or implement and maintain enterprise-wide control programs and activities. While control groups collaborate with the lines of business in identifying and managing risk, they also challenge risk decisions and risk mitigation strategies.

(ii)

The second line of defence is independent from the first line of defence and provides an enterprise-wide view of specific risk types, guidance and effective challenge to risk and control activities. Risk Management is the primary second line of defence. Risk Management may leverage or rely on subject matter expertise of other groups (e.g., third parties or control groups) to better inform their independent assessments, as appropriate.

(iii)

As the third line of defence, CIBC’s internal audit function provides reasonable assurance to senior management and the Audit Committee of the Board on the effectiveness of CIBC’s governance practices, risk management processes, and internal controls as part of its risk-based audit plan and in accordance with its mandate as described in the Internal Audit Charter.

A strong risk culture and communication between the three lines of defence are important characteristics of effective risk management.

We continuously monitor our risk profile against our defined risk appetite and related limits, taking action as needed to maintain an appropriate balance of risk and return. Monitoring our risk profile includes forward-looking analysis of sensitivity to local and global market factors, economic conditions, and geo-political and regulatory environments that influence our overall risk profile.

Regular and transparent risk reporting and discussion at senior management committees facilitates communication of risks and discussion of risk management strategies across the organization.

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Management’s discussion and analysis

Risk governance structure

Our risk governance structure is illustrated below:

Board of Directors (the Board): The Board oversees the enterprise-wide risk management program through approval of our risk appetite, control framework and supporting risk management policies and limits. The Board accomplishes its mandate through its Audit, Risk Management, Management Resources and Compensation, and Corporate Governance committees, described below.

Audit Committee (AC): The Audit Committee reviews the overall design and operating effectiveness of internal controls and the control environment, including controls over the risk management process.

Risk Management Committee (RMC): This committee assists the Board in fulfilling its responsibilities for defining CIBC’s risk appetite and overseeing CIBC’s risk profile and performance against the defined risk appetite. This includes oversight of key frameworks, policies and risk limits related to the identification, measurement, monitoring and controlling of CIBC’s principal business risks.

Management Resources and Compensation Committee (MRCC): This committee is responsible for assisting the Board in its global oversight of CIBC’s human capital strategy, including talent and total rewards, and the alignment with CIBC’s strategy, risk appetite and controls.

Corporate Governance Committee (CGC): This committee is responsible for assisting the Board in fulfilling its corporate governance oversight responsibilities.

Executive Committee (ExCo): The ExCo, led by the Chief Executive Officer (CEO) and including the executives reporting directly to the CEO, is responsible for setting business strategy and for monitoring, evaluating and managing risks across CIBC. The ExCo is supported by the following management governance committees:

•

Global Asset Liability Committee (GALCO): This committee, which comprises members from the ExCo and senior Treasury, Risk Management and lines of business executives, provides oversight regarding capital management, funding and liquidity management, and asset liability management. It also provides strategic direction regarding structural interest rate risk and structural foreign exchange risk postures, approval of funds transfer pricing policies/parameters and approval of wholesale funding plans.

•

Global Risk Committee (GRC): This committee, which comprises selected members of the ExCo and senior leaders from the lines of business, Risk Management and other functional groups, provides a forum for discussion and oversight of risk appetite, risk profile and risk-mitigation strategies. Key activities include reviewing and providing input regarding CIBC’s risk appetite statements; monitoring risk profile against risk appetite, reviewing and evaluating business activities in the context of risk appetite; and identifying, reviewing, and advising on current and emerging risk issues and associated mitigation plans.

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Risk management structure

The Risk Management group, led by our Chief Risk Officer (CRO), is responsible for setting risk strategies and for providing independent oversight of the businesses. Risk Management works to identify, assess, mitigate, monitor and control risks associated with business activities and strategies, and is responsible for providing an effective challenge to the lines of business.

The current structure is illustrated below:

The Risk Management group performs several important activities including:

•	Developing CIBC’s risk appetite and associated management control metrics;
•	Setting risk strategy to manage risks in alignment with our risk appetite and business strategy;
•	Establishing and communicating risk frameworks, policies, procedures and limits to control risks in alignment with risk strategy;
•	Measuring, monitoring and reporting on risk levels;
•	Identifying and assessing emerging and potential strategic risks;
•	Deciding on transactions that fall outside of risk limits delegated to business lines; and
•	Ensuring compliance with applicable regulatory and anti-money laundering (AML) requirements.

The following key groups within Risk Management, independent of the originating businesses, contribute to our management of risk:

•

Capital Markets Risk Management – This group provides independent oversight of the measurement, monitoring and control of market risks (both trading and non-trading), and trading credit risk (also called counterparty credit risk) across CIBC’s portfolios, and effective challenge and sound risk management oversight to the treasury/liquidity management function within CIBC.

•

Global Credit Risk Management – This group is responsible for the adjudication and oversight of credit risks (including transaction-specific environmental and related social risk) associated with our commercial, corporate and wealth management activities, management of the risks in our investment portfolios, as well as management of special loan portfolios.

•

Global Operational Risk Management – This group is responsible for designing and implementing effective operational risk management and control programs, and providing effective challenge to and monitoring of all operational risks globally, including (but not limited to) technology risk, information security risk, fraud risk, model risk, and third party risk. In addition, the team has global accountability for corporate risk insurance programs, reputation risks, risk policy and governance, and risk transformation programs.

•

Risk Analytics and Credit Decisioning – This group manages credit risk in personal and business products (such as residential mortgages, credit cards, personal loans/lines of credit, small business loans) offered through various distribution channels and performs analytics to optimize retail credit performance, along with collections, fraud, and AML outcomes.

•

Enterprise Risk Management – This group is responsible for enterprise-wide analysis, including the measuring and monitoring of risk appetite, enterprise-wide stress testing and reporting, loan loss reporting, risk models and model quantification, economic and regulatory capital methodologies, as well as risk data management. In addition, this group identifies and manages environmental risk, including the physical and transition risks associated with climate change.

•

Compliance and Global Regulatory Affairs – This group is responsible for designing and implementing an effective enterprise-wide framework to manage and mitigate regulatory compliance risk. In addition, it provides oversight of conduct and culture risk (including sales practice risk), performs effective challenge on compensation plan changes, and conducts examinations on business units/activities using a risk-based approach. This group also builds and maintains credible relationships with our prudential, market, conduct and securities regulators and acts as a liaison between the regulators and CIBC.

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Management’s discussion and analysis

•

Enterprise Anti-Money Laundering – This group is responsible for all aspects of compliance with and oversight of requirements relating to AML, anti-terrorist financing (ATF), and sanctions measures. Enterprise Anti-Money Laundering provides advice to all businesses and functional groups globally and is responsible for providing an enterprise-wide view of money laundering, terrorist financing and sanctions risks, as well as guidance and effective independent challenge to control activities. Furthermore, Enterprise Anti-Money Laundering executes a risk-based approach to deter, detect and report suspected money laundering, terrorist financing and sanctioned activities, in accordance with their policies and supporting standards.

•

U.S. Risk Management – This group carries out the mandate of CIBC Risk Management at a regional level under the leadership of the U.S. CRO, with oversight from the U.S. Risk Management Committee. The group provides independent oversight for the identification, management, measurement, monitoring and mitigation of risks in the U.S.

Risk management process

Our risk management process is illustrated below:

Risk appetite statement

CIBC’s risk appetite statement defines the amount of risk we are willing to assume in pursuit of our strategic and financial objectives. Our guiding principle is to practice sound risk management, supported by strong capital and funding positions, as we pursue our client-focused strategy. In defining our risk appetite, we take into consideration our purpose, vision, values, strategy and objectives, along with our risk capacity (defined by regulatory constraints). It defines how we conduct business, which is to be consistent with the following objectives:

•	Safeguarding our reputation and brand;
•	Doing the right thing for our clients/stakeholders;
•	Engaging in client-oriented businesses that we understand;
•	Make our client’s goals our own in a professional and radically simple manner;
•	Maintaining a balance between risk and returns;
•	Retaining a prudent attitude towards tail and event risk;
•	Meeting regulatory expectations and/or identifying and having plans in place to address any issues in a timely manner;
•	Achieving/maintaining an AA rating; and
•	Meeting/exceeding stakeholders’ expectations with respect to the Environment, Social and Governance (ESG) criteria.

CIBC’s risk appetite statement contains metrics with limits that define our risk tolerance levels. In addition, we have SBU and functional group risk appetite statements that are integrated with the overall CIBC risk appetite statement that further articulate our business level risk tolerances.

CIBC’s risk appetite statement is reviewed annually in conjunction with our strategic, financial and capital planning cycle to ensure alignment and is approved annually by the Board. To help ensure CIBC stays within its risk appetite, the Board, RMC, and senior management regularly receive and review reporting on our risk profile against the risk appetite limits.

All strategic business decisions, as well as day-to-day business decisions, are governed by our risk appetite framework. Strategic decisions are evaluated to ensure that the risk exposure is within our risk appetite. Day-to-day activities and decisions are governed by our framework of risk tolerance limits, policies, standards and procedures that support our risk appetite statement.

Risk culture

Risk culture refers to desired attitudes and behaviours relative to risk taking. At CIBC, we strive to achieve a consistent and effective risk culture by:

•	Promoting, through both formal and informal channels, a shared accountability of risk identification, management and mitigation;
•	Cultivating an environment of transparency, open communication and robust discussion of risk;
•	Setting the appropriate “tone at the top” through clear communication and reinforcement; and
•	Identifying behaviours that are and are not aligned with risk appetite, and reinforcing appropriate behaviours.

Every year, all employees are required to complete formal training on risk appetite, reputation risk, operational risk, code of conduct, AML and other key risk topics. By taking this mandatory training, all employees develop a basic knowledge of risk management in support of our risk culture. This training is supplemented by our risk appetite statement, risk management priorities, documents on our internal website and internal news releases. In addition, we have policies, procedures and limits in place that govern our day-to-day business activity, with escalation procedures for limit breaches outlined accordingly.

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Risk input into performance and compensation

Throughout the year, the Risk Management team manages various compensation risk reviews. These reviews are part of the second line of defence responsibilities to review and challenge new compensation plans, changes to existing compensation plans, and compensation plans that will be closed. All compensation plans are rated as either high-risk or low-risk with high-risk compensation plans requiring approval from the CRO.

At each year-end, Risk Management provides an assessment of adherence to risk appetite and material risk matters across CIBC. Risk Management also considers a number of risk inputs to identify matters which may directly impact individual compensation awards and/or performance ratings. Annually, Risk Management reviews the assessment with both the RMC and the MRCC.

The MRCC oversees the performance management and compensation process. The MRCC is responsible for assisting the Board in its global oversight of CIBC’s human capital strategy, including talent and total rewards, and the alignment with CIBC’s strategy, risk appetite and controls. The MRCC’s key compensation-related responsibilities include:

•	Approving CIBC’s compensation philosophy and any material changes to CIBC’s compensation principles or practices;
•	Approving new material compensation policies and material changes to existing material compensation policies;
•	Reviewing and recommending for Board approval new material compensation plans or changes to existing material compensation plans;
•	Assessing the appropriateness and alignment of compensation relative to actual business performance and risks;
•	Reviewing and recommending for Board approval incentive compensation funding and allocations, based on an assessment of business performance and risk;
•	Reviewing and recommending for Board approval individual compensation target and compensation for the ExCo, including the CEO and other key officers; and
•	Approving individual compensation for employees with total direct compensation above a certain materiality threshold.

Risk policies and limits

Our risk policies and limits framework is intended to ensure that risks are appropriately identified, measured, monitored and controlled in accordance with our risk appetite. For most risks, we have developed an overarching framework document that sets out the key principles for managing the associated risks and our key risk policies and limits. This framework is supported by standards, guidelines, processes, procedures and controls that govern day-to-day activities in our businesses. Oversight is provided by management committees, as well as the Board/Board committees.

Key risk policies and limits are illustrated below:

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Management’s discussion and analysis

Risk identification and measurement

Risk identification and measurement are important elements of our risk management framework. Risk identification is a continuous process, generally achieved through:

•	Regular assessment of risks associated with lending and trading credit exposures;
•	Ongoing monitoring of trading and non-trading portfolios;
•	Assessment of risks in new business activities and processes;
•	Assessment of risks in complex and unusual business transactions; and
•	Regular monitoring of the overall risk profile considering market developments and trends, and external and internal events.

Risk Management maintains a “Risk Register” to list all material risks facing CIBC. The inventory is based on the risks inherent in CIBC’s businesses and updated through various processes, illustrated in the following chart, to reflect changes in the nature of the risks we are facing. The Risk Register is used to support our ICAAP, either explicitly in the economic and regulatory capital calculations, or implicitly through the buffer of actual capital over economic capital and regulatory capital.

The decision to register a new risk is based on a risk assessment through our risk identification processes and includes criteria such as severity, measurability and probability. Furthermore, the decision to hold capital for a new risk is also based on whether the risk is being mitigated, and whether capital is deemed to be a suitable mitigant.

We have enterprise-wide methodologies, models and techniques in place to measure both the quantitative and qualitative aspects of risks, appropriate for the various types of risks we face. These methodologies, models and techniques are subject to independent assessment and review to ensure that the underlying logic remains sound, that model risks have been identified and managed, that use of the models continues to be appropriate and outputs are valid.

Risk is usually measured in terms of expected loss, unexpected loss, and economic capital.

Expected loss

Expected loss represents the loss that is statistically expected to occur in the normal course of business, with adjustments for conservatism, in a given period of time.

In respect of credit risk, the parameters used to measure expected loss are PD, LGD and EAD. These parameters are updated regularly and are based on our historical experience through the cycle and benchmarking of credit exposures. The PD, LGD and EAD parameters used for regulatory capital purposes are not adjusted for forward-looking information.

For trading market risks, VaR is a statistical technique used to measure risk. VaR is an estimate of the loss in market value for a given level of confidence that we would expect to incur in our trading portfolio due to an adverse one-day movement in market rates and prices. We also use stressed VaR to replicate our VaR over a period when relevant market factors are in distress.

For trading credit risks associated with market value based products, we use models to estimate exposure relative to the value of the portfolio of trades with each counterparty, giving consideration to market rates and prices.

Unexpected loss and economic capital

Unexpected loss is the statistical estimate of the amount by which actual losses might exceed expected losses over a specified time horizon, computed at a given confidence level. We use economic capital to estimate the level of capital needed to protect us against unexpected losses. Economic capital allows us to assess performance on a risk-adjusted basis.

We also use techniques such as sensitivity analysis and stress testing to help ensure that the risks remain within our risk appetite and that our capital is adequate to cover those risks. Our stress testing program includes evaluation of the potential effects of various economic and market scenarios on our risk profile, earnings and capital. Refer to the “Capital management” section for additional details.

Model risk management

Model risk management encompasses sound development, independent validation, and ongoing monitoring and review of the models as well as governance and controls that are proportionate to the risks. Our model inventory includes, but is not limited to, models that relate to risk measurement (including VaR, economic and regulatory capital), pricing, credit risk rating and scoring models, credit models for the calculation of loss severity and stress testing, and models for the calculation of ECL under IFRS 9. CIBC’s approach to provide effective governance and oversight for model risk management comprises the following key elements:

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•	Governance and oversight by management committees, including the Model and Parameter Risk Committee (MPRC), senior management and the Board;
•

Policies, procedures and standards to outline applicable roles and responsibilities of the various oversight groups and to provide guidance to identify, measure, control and monitor model risk throughout the model’s life cycle; and

•	Controls for key operational aspects of model risk management including maintaining a model inventory, model risk ranking, model risk attestation and ongoing monitoring and reporting.

The MPRC is a subcommittee of the GRC and is responsible for reviewing and approving proposals for new and/or modified regulatory, economic capital and financial reporting models and provides oversight of CIBC’s regulatory, economic capital and financial reporting models and parameters for credit, market and operational risks. The MPRC has accountability and responsibility for model and parameter approvals, parameter performance monitoring, validation oversight, and policy oversight.

Model risk mitigation policies

We have policies, procedures, standards and controls to ensure effective model risk management for CIBC. A model review and validation is the independent effective challenge that documents the model risk and ensures models are sound and CIBC can rely on their output. The model review and validation process includes:

•	Review of model documentation;
•	Comprehensive, systematic testing of key model parameters on implementation to ensure results are as expected;
•	Replication of the risk quantification process to determine whether the model implementation is faithful to the model specifications;
•	Review of whether the model/parameter concepts and assumptions are appropriate and robust;
•	Accuracy testing to assess the calibration and accuracy of the risk components including, for example, the discriminative power of rating systems and the reasonableness of capital parameters;
•	Sensitivity testing to analyze the sensitivity of model/parameter outputs to model/parameter assumptions and key inputs;
•	Scenario and stress testing of the model outputs to key inputs;
•	Back-testing by comparing actual results with model-generated risk measures;
•	Benchmarking to other models and comparable internal and external data;
•	Review of the internal usage of the model/parameter applications to ensure consistency of application;
•	Reporting of model status to the MPRC, supported through an up-to-date inventory of regulatory models and parameters;
•	A quarterly attestation process for model owners in order to ensure compliance with the Model Risk and Validation Policy; and
•	A comprehensive validation report is prepared that identifies the conditions for valid application of the model and summarizes these findings to the model owners, developers and users.

Once a model has been approved for use, ongoing monitoring becomes a joint responsibility of model users, owners and validators.

Stress testing

Stress testing supplements our other risk management tools by providing an estimate of the potential impacts of plausible but stressed economic scenarios and risk factors. Results of stress testing are interpreted in the context of our risk appetite, including metrics for capital adequacy. Enterprise-wide stress testing, capital planning and financial planning processes are integrated for a comprehensive information system. See the “Financial condition” section for detailed discussion on our enterprise-wide stress testing.

Risk treatment and mitigation

Risk treatment and mitigation is the implementation of options for modifying risk levels. CIBC pursues risk mitigation options in order to control its risk profile in the context of its risk appetite. CIBC’s objective is to proactively consider risk mitigation options in order to optimize results.

Discussions regarding potential risk mitigation strategies are held between Risk Management and the lines of business, and at the GRC or GALCO and at the RMC for governance and oversight, as appropriate. In evaluating possible strategies, considerations include costs and benefits, residual risks (i.e., risks that are retained), secondary risks (i.e., those caused by the risk mitigation actions), and appropriate monitoring and review to track results.

Risk controls

Our risk management framework also includes a comprehensive set of risk controls, designed to ensure that risks are being appropriately identified and managed. Our risk controls are part of CIBC’s overall Control Framework, developed based on the Committee of Sponsoring Organizations of the Treadway Commission’s (COSO) widely accepted “Internal Control – Integrated Framework”. The Control Framework also draws on elements of the OSFI Supervisory Framework and Corporate Governance Guidelines.

The Board, primarily through the RMC, approves certain credit risk limits and delegates specific transactional approval authorities to the CEO or jointly to the CEO and CRO. The RMC must approve transactions that exceed delegated authorities. Delegation of authority to business units is controlled to ensure decision-making authorities are restricted to those individuals with the necessary experience levels. In addition, CIBC has rigorous processes to identify, evaluate and remediate risk control deficiencies in a timely manner. Regular reporting is provided to the RMC to evidence compliance with risk limits. Risk limits and the delegation of authority to the CEO or jointly to the CEO and CRO are reviewed annually by the RMC.

Risk monitoring and reporting

To monitor CIBC’s risk profile and facilitate evaluation against the risk appetite statement, a number of measurement metrics have been established, with regular reporting against these metrics provided to the GRC and the RMC. This reporting enables decisions on growth and risk mitigation strategies.

Exposures are also regularly monitored against limits, with escalation protocols for limit excesses, should they occur. Escalation protocols ensure awareness at appropriate levels and facilitate management of excesses that is consistent with our risk appetite.

Regular management reports on each risk type are also prepared to facilitate monitoring and control of risk at a more granular level.

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Management’s discussion and analysis

Top and emerging risks

We monitor and review top and emerging risks that may affect our future results, and take action to mitigate potential risks. We perform in-depth analyses, which can include stress testing our exposures relative to the risks, and provide updates and related developments to the Board on a regular basis. Top and emerging risks are those that we consider to have potential negative implications that are material for CIBC. This section describes those top and emerging risks, as well as regulatory and accounting developments that are material for CIBC.

Pandemic outbreaks

The COVID-19 pandemic and the restrictions imposed by governments around the world to limit its spread have disrupted the global economy, financial markets, supply chains and business productivity in unprecedented and unpredictable ways, and have limited economic activity in Canada, the U.S. and other regions where we operate. While the economy has rebounded significantly relative to the trough of the downturn in the second quarter of 2020, the recovery has been uneven. Looking ahead, we expect a slow recovery in the first half of 2021, accelerating again thereafter and returning to pre-pandemic levels by 2022.

We are closely monitoring the continuously evolving impacts of the COVID-19 pandemic. COVID-19 has adversely affected our business and uncertainty remains as to the full impact of COVID-19 on the global economy, financial markets, and our business, results of operations, reputation and financial condition, including our regulatory capital, liquidity positions and our ability to meet regulatory and other requirements. The ultimate impacts will depend on future developments that are highly uncertain, such as the scope, severity and duration of the pandemic, including the ongoing fallout from the current second wave, subsequent resurgences of infection, actions taken by governments, monetary authorities, regulators, financial institutions and other third parties in response to subsequent waves, the extent of physical distancing measures, as well as business closures and travel restrictions mandated by governments. Recent positive developments related to vaccine development suggest regulatory approval and targeted usage could be expected by early 2021, but uncertainty remains surrounding the timing of mass production, distribution, public acceptance and the subsequent reduction in rates of infection.

A substantial amount of our business involves extending credit or otherwise providing financial resources to individuals, companies, industries or governments that have likely been adversely impacted by the pandemic, hindering their ability to meet original loan terms and potentially impacting their ability to repay their loans. While our estimate of ECL on performing loans considers the likelihood and extent of future defaults and impairments, given the inherent uncertainty caused by COVID-19, actual experience may differ materially from our current estimates. To the extent that business activity does not increase in line with our expectations due to the impact of subsequent waves of infection, or if unemployment continues to rise and clients default on loans beyond our current expectations, we may recognize further credit losses beyond those in fiscal 2020. The effectiveness of various government support programs in place for individuals and businesses as well as the timing of a vaccine may also impact our expectations. Similarly, because of changing economic and market conditions, we may be required to recognize losses, impairments, or reductions in other comprehensive income (OCI) in future periods relating to other assets that we hold.

Net interest income is significantly impacted by market interest rates. Interest rate cuts by the Bank of Canada and the U.S. Federal Reserve in response to COVID-19 have negatively impacted our net interest income. The overall effect of lower, or potentially negative, interest rates cannot be predicted and depends on future actions that the Bank of Canada and the U.S. Federal Reserve may take to increase or reduce targeted rates in response to COVID-19 or other factors.

We have taken multiple steps to support our clients through these challenging times (see the “CIBC client relief programs in response to COVID-19” section for further details). Governments, monetary authorities, regulators and financial institutions have also taken actions to support the economy, increase liquidity, mitigate unemployment, provide temporary financial assistance and regulatory flexibility, and implement other measures intended to mitigate or counterbalance the adverse economic consequences of the pandemic. We continue to work with regulators and governments across the jurisdictions in which we operate to support and facilitate government programs assisting clients. The unprecedented nature, scope and speed of these actions, while essential to mitigate the economic damage of the crisis, present additional risks for CIBC. These government programs are complex, and our participation may cause additional operational, compliance, legal and reputational risks that could result in litigation, government action or other forms of loss. Furthermore, there can be no assurance as to the effectiveness of these programs, which will depend on the duration and scale of COVID-19 and will differ by region and industry, with varying degrees of benefit to our clients.

The COVID-19 pandemic has elevated operational pressure and risks for CIBC in the areas of business interruption, fraud, third-party management, transaction processing and cyber security.

We continue to operate within our business continuity plans which were enacted upon the WHO declaring COVID-19 a pandemic. We have continued to evaluate and adapt our operating model, including our return to office strategy which has been modified in light of the second wave of COVID-19. As the infection rate rises in our surrounding communities, continuous monitoring and consistent application of our Health & Safety protocols continue, in line with government and public health authorities’ guidelines. The possibility of widespread illness amongst our clients and team members poses additional business and operational risk, and we continue to prioritize the health and safety of our clients and team members while meeting our clients’ needs during these challenging times. Remote work arrangements continue to be in place, and we anticipate that they will continue at least throughout the next quarter.

Overall, our organization has adapted well. Relevant operational risk metrics continue to track at an acceptable level. Our technology risk management practices remain resilient and adaptable. While a more stable environment has been observed, uncertainty remains around the operational impact from the prolonged pandemic environment, as well as risk introduced through recently implemented business changes. Operational resilience and sustainability remain our key areas of focus. We will continue to monitor our risk posture and trends to ensure operational risks are managed appropriately and in a timely manner.

If the COVID-19 pandemic is prolonged beyond our expectations, or further diseases emerge that give rise to similar effects, the adverse impact on the economy could deepen and result in further volatility and declines in financial markets. Moreover, it remains uncertain how the macroeconomic environment, societal and business norms will be impacted following this pandemic. Unexpected developments in financial markets, regulatory environments, or consumer behaviour and confidence may have adverse impacts on our business, results of operations, reputation and financial condition, for a substantial period of time.

Commodity prices

While the effects of the COVID-19 pandemic continue to play out in financial markets, we have seen historic lows in crude oil prices, beyond those experienced in December 2018, with unprecedented negative prices reflected near the end of April 2020 for one-month West Texas Intermediate futures contracts. While oil prices have partially recovered since the lows of April, future price volatility remains a concern given the potential impact on global demand due to the second wave of COVID-19. Clients in our oil and gas portfolio continue to be assessed on the basis of our enhanced risk metrics that reflect our current environment, and our portfolio is monitored in a prudent manner. Precious metals and other commodities also

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remain volatile as COVID-19 affects their supply and demand, with gold prices peaking in 2020. We continue to closely monitor our overall commodity exposure in these volatile markets.

Geo-political risk

The level of geo-political risk escalates at certain points in time. While the specific impact on the global economy and on global credit and capital markets would depend on the nature of the event, in general, any major event could result in instability and volatility, leading to widening spreads, declining equity valuations, flight to safe-haven currencies and increased purchases of gold. In the short run, market volatility could hurt the net income of our trading and non-trading market risk positions. Geo-political risk could reduce economic growth, and in combination with the potential impacts on commodity prices and the recent rise of protectionism, could have serious negative implications for general economic and banking activities. Current areas of concern include:

•

Global uncertainty and market repercussions pertaining to the spread of COVID-19, including concerns related to the current and subsequent waves of infection, and the development of an effective mass-produced vaccine;

•	Carry-over impact from the oil production dispute between Saudi Arabia and Russia;
•	Ongoing U.S. and China relations and trade issues;
•	Diplomatic tensions and the trade dispute between Canada and China;
•	Relations between the U.S. and Iran;
•	Anti-government protests in Hong Kong; and
•	Uncertainty regarding the outcome of Brexit, given the need for Britain to negotiate a trade agreement with the European Union.

While it is impossible to predict where new geo-political disruption will occur, we do pay particular attention to markets and regions with existing or recent historical instability to assess the impact of these environments on the markets and businesses in which we operate.

Canadian consumer debt and the housing market

Historic growth of debt levels, primarily driven by higher mortgage debt, had been tempered by the Bank of Canada’s interest rate increases in 2017–2018, regulatory measures that include revised mortgage underwriting guidelines (B-20 guidelines) and taxes on foreign ownership. These measures, combined with a previous low unemployment environment, have had their intended effect as debt-to-income ratios flattened in 2018–2019. To counter the economic impact due to COVID-19, the government put in place several relief programs, the Bank of Canada cut interest rates and CIBC assisted clients by offering temporary relief programs across all retail products. The housing market outlook in the short term is expected to remain fairly stable. We believe that the probability of a severe housing crash that generates significant losses for mortgage portfolios remains low. Currently, we qualify variable rate mortgage borrowers using the Bank of Canada five-year fixed benchmark rate, which is typically higher than the variable rate by approximately two percentage points and is required as part of the B-20 guidelines. We run our enterprise-wide statistical stress tests at lower home prices to determine potential direct losses and have also conducted stress tests to assess the impact of rising unemployment rates on borrowers’ ability to repay loan obligations.

Disintermediation risk

Canadian banking clients are increasingly shifting their service transactions from brick-and-mortar banking centres to digital platforms. Competitive pressure from digital disruptors, both global technology leaders and smaller financial technology entrants, is increasing and the risk of disintermediation continues to grow due to the level of sophistication of these non-traditional competitors, and increased adoption of emerging technologies. Blockchain is one such technology that enables parties to transact with one another without the need for centralized third-party intermediaries such as banks. Cryptocurrencies, such as Bitcoin, are a specific application of blockchain with the potential for disintermediation. However, widespread adoption as a substitute for government-issued currency does not appear to be a near-term prospect due to several shortcomings such as their high volatility and limited regulation. Advances in artificial intelligence (AI) and automation also have the potential to transform business models over time including the delivery of financial services advice through automated processes. CIBC is maturing its AI capabilities with a focus on maintaining customer confidence and trust by building AI practices that apply principles such as fairness, ethics, transparency and security.

We manage disintermediation risk through strategic reviews as well as investment in emerging channels, in data and analytics capabilities, and in technology and innovation in general, to meet our clients’ changing expectations, while working to reduce our cost structure and simplify operations. We maintain a central and coordinated approach to innovation and have received numerous industry awards related to banking innovation and digital and mobile banking.

Interbank Offered Rate (IBOR) transition

Interest rate benchmarks including the London Interbank Offered Rate (LIBOR) and other similar benchmarks, are being reformed and replaced by new risk-free rates that are largely based on traded markets. The U.K.’s Financial Conduct Authority (FCA) originally announced in July 2017 that it would not compel banks to submit LIBOR rates after December 2021. The FCA and the ICE Benchmark Administrator recently announced a consultation process that may lead to a change in the expected timing of cessation of certain currencies and tenors of LIBOR, which CIBC will closely monitor. As IBORs are widely referenced by large volumes of derivative, loan and cash products, the transition presents a number of risks to CIBC, and the industry as a whole. These transition risks include market risk (in the eventuality that new basis risks emerge), model risk, operational risk (as processes are changed or newly introduced), legal risk (as contracts are revised) and conduct risk (in ensuring clients are adequately informed/prepared). CIBC has established a comprehensive enterprise-wide program to manage and coordinate all aspects of the transition, including the identification and mitigation of these risks. See the “Other regulatory developments” section for further details.

Anti-money laundering

Money laundering, terrorist financing activities and other related crimes pose a great threat to the stability and integrity of a country’s financial sector and its broader economy. In recognition of this threat, the international community has made the fight against these illegal activities a priority. CIBC is committed to adhering to all regulatory requirements pertaining to AML and ATF and implementing best practices to minimize the impact of such activities. In Canada, amendments to the regulations under the Proceeds of Crime (Money Laundering) and Terrorist Financing Act were published in July 2019 to improve the effectiveness of Canada’s AML/ATF regime. CIBC continues to make progress on ensuring our compliance with the new regulations once they come into effect. As such, we have implemented procedures, processes and controls with respect to client due diligence, record keeping and reporting to ensure that relevant regulatory obligations are met in each jurisdiction and we have implemented mandatory annual AML/ATF training for all employees.

CIBC 2020 ANNUAL REPORT	51

Management’s discussion and analysis

U.S. banking regulation

Our U.S. operations are subject to supervision by the Board of Governors of the Federal Reserve System (Federal Reserve), and are also subject to a comprehensive federal and state regulatory framework. Our wholly owned subsidiary, CIBC Bancorp USA Inc. (CIBC Bancorp), is a financial holding company subject to regulation and supervision by the Federal Reserve under the Bank Holding Act of 1956, as amended. CIBC Bank USA, our Illinois-chartered bank, is subject to regulation by the U.S. Federal Deposit Insurance Corporation (FDIC) and the Illinois Department of Financial and Professional Regulation. CIBC’s New York branch is subject to regulation and supervision by the New York Department of Financial Services and the Federal Reserve. Certain market activities of our U.S. operations are subject to regulation by the SEC and the U.S. Commodity Futures Trading Commission, as well as other oversight bodies.

The scope of these regulations could impact our business in a number of ways. For example, both CIBC Bancorp and CIBC Bank USA are required to maintain minimum capital ratios in accordance with Basel III rules adopted by the U.S. bank regulatory agencies, which differ in some respects from Canada’s Basel III rules. Under the U.S. bank regulatory framework, both CIBC and CIBC Bancorp are expected to provide a source of strength to the subsidiary bank and may be required to commit additional capital and other resources to CIBC Bank USA in the event that its financial condition were to deteriorate, whether due to overall challenging economic conditions in the U.S., or because of business-specific issues. The Federal Reserve (in the case of CIBC Bancorp) and the FDIC (in the case of CIBC Bank USA) also have the ability to restrict dividends paid by CIBC Bancorp or CIBC Bank USA, which could limit our ability to receive distributions on our capital investment in our U.S. banking operations.

Furthermore, the Federal Reserve and the FDIC could also restrict our ability to grow our U.S. banking operations, whether through acquisitions or organically, if, among other things, they have supervisory concerns about risk management, AML or compliance programs and practices, governance and controls, and/or capital and liquidity adequacy at CIBC Bancorp, CIBC Bank USA or our New York branch, as applicable.

The U.S. regulatory environment continues to evolve and future legislative and regulatory developments may impact CIBC.

Technology, information and cyber security risk

Financial institutions like CIBC are evolving their business processes to leverage innovative technologies and the internet to improve client experience and streamline operations. At the same time, cyber threats and the associated financial, reputation and business interruption risks have also increased. These risks continue to be actively managed by us through strategic risk reviews, enterprise-wide technology and information security programs, with the goal of maintaining overall cyber-resilience that prevents, detects, and responds to threats such as data breaches, malware, unauthorized access, and denial-of-service attacks, which can result in damage to CIBC systems and information, theft or disclosure of confidential information, unauthorized or fraudulent activity, and service disruption.

Given the importance of electronic financial systems, including secure online and mobile banking provided by CIBC to its clients, CIBC monitors the changing environment globally, including cyber threats, mitigation strategies and evolving regulatory requirements, in order to improve our controls and processes to protect our systems and client information. In addition, we perform cyber security preparedness, testing, and recovery exercises to validate our defences, benchmark against best practices and provide regular updates to the Board. CIBC has well-defined cyber incident response protocols and playbooks in the event that a security incident or breach occurs. CIBC also has cyber insurance coverage to help mitigate against certain potential losses associated with cyber incidents. CIBC’s insurance coverage is subject to various terms and provisions, including limits on the types and amounts of coverage relating to losses arising from cyber incidents. We periodically assess our insurance coverage based on our risk tolerance and limits. Despite our commitment to information and cyber security, and given the rapidly evolving threat and regulatory landscape, coupled with a changing business environment, it is not possible for CIBC to identify all cyber risks or implement measures to prevent or eliminate all potential incidents from occurring. However, CIBC monitors its risk profile for changes and continues to refine approaches to security protection and service resilience to minimize the impact of any incidents that may occur.

Third party risk

CIBC’s Board and senior management recognize the establishment of third-party relationships as important to CIBC’s business model and therefore leverage them to achieve CIBC’s business objectives. With the introduction of new technologies, new foreign jurisdictions and increasing reliance on sub-contractors, the third-party landscape continues to evolve. While such relationships may benefit CIBC through reduced costs, innovation, improved performance and increased business competitiveness, they also can introduce risks of failure or disruption to CIBC through breakdowns in people, processes or technology or through external events that impact these third parties.

To mitigate third-party risks, prepare for future third-party risks and changing regulatory expectations, and to ensure existing processes and internal controls are operating effectively, CIBC relies on its strong risk culture and established Third Party Risk Management program, which includes policies, procedures, expertise and resources dedicated to third-party risk management. The program identifies and manages risks that arise from third-party relationships from the point of planning through the life cycle of the business arrangement and supports the maintenance of collaborative relationships that advance CIBC’s strategic direction and operational needs within our risk appetite.

Climate risk

The physical effects of climate change such as heat waves, water stress and flooding, along with regulations designed to mitigate climate change, will have a measurable impact on communities and the economy. As the world transitions to a low-carbon economy, we are committed to understanding and responsibly managing the relevant impacts of climate change on our business activities. While CIBC has relatively low direct carbon emissions given we are a service-based company, many of our clients operate in businesses that currently face or will face new carbon emission standards in the foreseeable future.

There is an increasing demand for disclosure around climate-related risk identification and mitigation and we support the disclosure framework developed by the Task Force on Climate-related Financial Disclosures (TCFD). The TCFD reporting framework provides stakeholders with consistent, material climate-related disclosures that are comparable across sectors, industries and countries. A key recommendation by the TCFD is the use of climate-related scenario analysis as a way to provide insight into how physical and transition risks of climate change might impact a business over time. Along with many other global banks, we are participating in the United Nations Environment Programme Finance Initiative (UNEP FI) and the TCFD, in order to accelerate our progress and ensure consistency in the approach to effective climate scenario analysis. Developing a comprehensive TCFD report is a journey that is expected to take several years. We are proactively collaborating with peer banks to ensure consistency and comparability as we improve the completeness of our TCFD reporting.

See the “Environmental and related social risk” section for additional information.

52	CIBC 2020 ANNUAL REPORT

Management’s discussion and analysis

Corporate transactions

CIBC seeks out acquisition and divestiture opportunities that align with its strategy, risk appetite and financial goals. The ability to successfully execute on our strategy to integrate acquisitions, and the ability to anticipate and manage risks associated with such corporate transactions are subject to certain factors such as receiving regulatory and shareholder approval on a timely basis and on favourable terms, retaining clients and key personnel, realizing synergies and efficiencies, controlling integration and acquisition costs, among others, and changes in general business and economic conditions.

Although many of the factors are beyond CIBC’s control, their impact is partially mitigated by conducting due diligence before completing the transaction and developing and executing appropriate plans. However, such corporate transactions involve inherent uncertainty and we cannot determine all potential events, facts and circumstances and there could be an adverse impact on CIBC’s operations and financial performance following such corporate transactions.

Regulatory developments

See the “Taxes”, “Capital management”, “Liquidity risk” and “Accounting and control matters” sections for additional information on regulatory developments.

Accounting developments

See the “Accounting and control matters” section and Note 32 to the consolidated financial statements for additional information on accounting developments.

Risks arising from business activities

The chart below shows our business activities and related risk measures based upon regulatory RWA and allocated common equity as at October 31, 2020:

(1)	Includes CCR of $193 million, which comprises derivatives and repo-style transactions.
(2)	Includes CCR of $16,784 million, which comprises derivatives and repo-style transactions.
(3)	Includes CCR of $143 million, which comprises derivatives and repo-style transactions.
(4)

Effective November 1, 2019, capital is now allocated to the SBUs based on the estimated amount of regulatory capital required to support their businesses. Previously, we utilized an economic capital model to attribute capital to our SBUs and calculate segmented return on equity. For additional information, see the “External reporting changes” section. Allocated common equity is a non-GAAP measure. For additional information, see the “Non-GAAP measures” section. Allocated common equity amounts shown in this table reflect average balances.

(5)

Under the previous economic capital model, interest rate risk in the banking book was considered a component of market risk. Effective November 1, 2019, the composition of risks relating to allocated common equity is based on the Basel III definitions of credit risk, market risk, and operational risk.

(6)	Represents allocated common equity relating to capital deductions, such as goodwill and intangible assets, in accordance with the rules in OSFI’s CAR Guideline.

CIBC 2020 ANNUAL REPORT	53

Management’s discussion and analysis

Credit risk

Credit risk is the risk of financial loss due to a borrower or counterparty failing to meet its obligations in accordance with contractual terms.

Credit risk arises out of the lending businesses in each of our SBUs. Other sources of credit risk consist of our trading activities, which include our over-the-counter (OTC) derivatives, debt securities, and our repo-style transaction activity. In addition to losses on the default of a borrower or counterparty, unrealized gains or losses may occur due to changes in the credit spread of the counterparty, which could impact the carrying or fair value of our assets.

Governance and management

Credit risk is managed through the three lines of defence model. Frontline businesses and control groups must assess and manage the risks associated with their activities. They own the risks and the controls that mitigate the risks – this is the first line of defence.

The second line of defence is Risk Management, which takes a broader, independent view and is responsible for the adjudication and oversight of credit risks associated with CIBC’s commercial, corporate and wealth management activities.

Internal audit is the third line of defence, providing reasonable assurance to senior management and the Audit Committee of the Board on the effectiveness of CIBC’s governance practices, risk management processes, and internal control as part of its risk-based audit plan and in accordance with its mandate as described in the Internal Audit Charter.

Senior management reports to the GRC and RMC at least quarterly on material credit risk matters, including material credit transactions, compliance with limits, portfolio trends, impaired loans and credit loss provisioning levels. Provision for credit losses is reviewed by the RMC and the Audit Committee quarterly.

Specific to the management of credit risk, Risk Management is mandated to provide enterprise-wide oversight of the management of credit risk in CIBC’s credit portfolios, including the measurement, monitoring and control of credit risk and the management of credit risk models. Key groups in Risk Management with credit risk responsibility include:

Capital Markets Risk Management: This group is responsible for independent oversight of the measurement, monitoring and control of traded and non-traded market risk, liquidity risk and trading credit risk, including adjudication of trading credit facilities for banks, non-bank financial entities, prime brokerage clients and central clearing counterparties. In addition, Capital Markets Risk Management is responsible for the risk management of sovereign and country risk, securitizations and the oversight of the Global Collateral Finance framework covering repos and securities lending.

Global Credit Risk Management: This group is responsible for the adjudication and oversight of credit risks (including transaction-specific environmental and related social risk) associated with our commercial, corporate and wealth management credit portfolios, management of the risks in our investment portfolios, as well as management of special loan portfolios.

Model Validation, Global Operational Risk Management: This group is responsible for the oversight of model validation practices. Model validation constitutes the independent set of processes, activities and ongoing documentary evidence that models and parameters are sound and CIBC can rely on their output.

Enterprise Risk Management: This group is responsible for enterprise-wide analysis, including enterprise-wide stress testing and reporting, risk data systems and models, as well as economic and regulatory capital methodologies.

Retail Analytics and Credit Decisioning: This group manages credit risk in personal and small business products offered through the various distribution channels (e.g., residential mortgages, credit cards, personal loans/lines of credit, small business loans) and performs analytics to optimize retail credit performance, along with collections, fraud, and AML outcomes.

U.S. Risk Management: This group carries out the mandate of CIBC Risk Management at a regional level and provides independent oversight of the identification, management, measurement, monitoring and control of credit risks in the U.S. Commercial Banking and Wealth Management SBU.

Adjudication and oversight above delegated levels is provided by the CRO, GRC and RMC.

Policies

To control credit risk, prudent credit risk management principles are used as a base to establish policies, standards and guidelines that govern credit activities as outlined by the credit risk management policy.

The credit risk management policy supplements CIBC’s risk management framework and risk appetite framework, and together with CIBC’s portfolio concentration limits for credit exposures, CIBC’s common risk/concentration risk limits for credit exposures, and other supporting credit risk policies, standards and procedures, assists CIBC in achieving its desired risk profile by providing an effective foundation for the management of credit risk.

Credit risk limits

The RMC approves Board limits, and exposures above Board limits require reporting to, or approval of, the RMC. Management limits are approved by the CRO. Usage is monitored to ensure risks are within allocated management and Board limits. Exposures above management limits require the approval of the CRO. Business lines may also impose lower limits to reflect the nature of their exposures and target markets. This tiering of limits provides for an appropriate hierarchy of decision making and reporting between management and the RMC. Credit approval authority flows from the Board and is further cascaded to officers in writing. The Board’s Investment and Lending Authority Resolution sets thresholds above which credits require reporting to, or approval of, the RMC, ensuring an increasing level of oversight for credits of higher risk. CIBC maintains country limits to control exposures within countries outside of Canada and the U.S.

54	CIBC 2020 ANNUAL REPORT

Management’s discussion and analysis

Credit concentration limits

At a bank-wide level, credit exposures are managed to promote alignment to our risk appetite statement, to maintain the target business mix and to ensure that there is no undue concentration of risk. We set limits to control borrower concentrations by risk-rating band for large exposures (i.e., risk-rated credits). Direct loan sales, credit derivative hedges, or structured transactions may also be used to reduce concentrations. We also have a set of portfolio concentration limits in place to control exposures by country, industry, product and activity. Further, our policies require limits to be established as appropriate for new initiatives and implementation of strategies involving material levels of credit risk. Concentration limits represent the maximum exposure levels we wish to hold on our books. In the normal course, it is expected that exposures will be held at levels below the maximums. The credit concentration limits are reviewed and approved by the RMC at least annually.

Credit concentration limits are also applied to our retail lending portfolios to mitigate concentration risk. We not only have concentration limits to individual borrowers and geographic regions, but also to different types of credit facilities, such as unsecured credits, rental occupancy purpose credits, condominium secured credits and mortgages with a second or third charge where we are behind another lender. In addition, we limit the maximum insured mortgage exposure to private insurers in order to reduce counterparty risk.

Credit risk mitigation

We may mitigate credit risk by obtaining a pledge of collateral, which improves recoveries in the event of a default. Our credit risk management policies include verification of the collateral and its value and ensuring that we have legal certainty with respect to the assets pledged. Valuations are updated periodically depending on the nature of the collateral, legal environment, and the creditworthiness of the counterparty. The main types of collateral include: (i) cash or marketable securities for securities lending and repurchase transactions; (ii) cash or marketable securities taken as collateral in support of our OTC derivatives activity; (iii) charges over operating assets such as inventory, receivables and real estate properties for lending to small business and commercial borrowers; and (iv) mortgages over residential properties for retail lending.

In certain circumstances we may use third-party guarantees to mitigate risk. We also obtain insurance to reduce the risk in our real estate secured lending portfolios, the most material of which relates to the portion of our residential mortgage portfolio that is insured by CMHC, an agency of the Government of Canada.

We mitigate the trading credit risk of OTC derivatives, securities lending and repurchase transactions with counterparties by employing the International Swaps and Derivatives Association (ISDA) Master Agreement, as well as Credit Support Annexes (CSAs) or similar master and collateral agreements. See Note 13 to the consolidated financial statements for additional details on the risks related to the use of derivatives and how we manage these risks.

ISDA Master Agreements and similar master and collateral agreements, such as the global master repurchase agreement and global master securities lending agreement, facilitate cross transaction payments, prescribe close-out netting processes, and define the counterparties’ contractual trading relationship. In addition, the agreements formalize non-transaction-specific terms. Master agreements serve to mitigate our credit risk by outlining default and termination events, which enable parties to close out of all outstanding transactions in the case of a negative credit event on either party’s side. The mechanism for calculating termination costs in the event of a close-out are outlined in the master agreement; this allows for the efficient calculation of a single net obligation of one party to another.

CSAs and other collateral agreements are often included in ISDA Master Agreements or similar master agreements governing securities lending and repurchase transactions. They mitigate CCR by providing for the exchange of collateral between parties when a party’s exposure to the other exceeds agreed upon thresholds, subject to a minimum transfer amount. CSAs and other collateral agreements which operate with master agreements also designate acceptable collateral types, and set out rules for re-hypothecation and interest calculation on collateral. Collateral types permitted under CSAs and other master agreements are set through our trading credit risk management documentation procedures. These procedures include requirements around collateral type concentrations.

Consistent with global initiatives to improve resilience in the financial system, we will clear derivatives through central counterparties (CCPs) where feasible. Credit derivatives may be used to reduce industry sector concentrations and single-name exposure.

Forbearance policy

We employ forbearance techniques to manage client relationships and to minimize credit losses due to default, foreclosure or repossession. In certain circumstances, it may be necessary to modify a loan for reasons related to a borrower’s financial difficulties, reducing the potential of default. Troubled debt restructurings are subject to our normal quarterly impairment review which considers, amongst other factors, covenants and/or payment delinquencies. Loan loss provisions are adjusted as appropriate.

In retail lending, forbearance techniques include interest capitalization, amortization amendments and debt consolidations. We have a set of eligibility criteria which allow our Client Account Management team to determine suitable remediation strategies and propose products based on each borrower’s situation.

The solutions available to corporate and commercial clients vary based on the individual nature of the client’s situation and are undertaken selectively where it has been determined that the client has or is likely to have repayment difficulties servicing its obligations. Covenants often reveal changes in the client’s financial situation before there is a change in payment behaviour and typically allow for a right to reprice or accelerate payments. Solutions may be temporary in nature or may involve other special management options.

Process and control

The credit approval process is centrally controlled, with all significant credit requests submitted to a credit adjudication group within Risk Management that is independent of the originating businesses. Approval authorities are a function of the risk and amount of credit requested. In certain cases, credit requests must be escalated to senior management, the CRO, or to the RMC for approval.

After initial approval, individual credit exposures continue to be monitored. A formal risk assessment is completed at least annually for all risk rated accounts, including review of assigned ratings. Higher risk-rated accounts are subject to closer monitoring and are reviewed at least quarterly. Collections and specialized loan workout groups handle the day-to-day management of high risk loans to maximize recoveries.

Limited approval authorities were delegated to customer contact centres and originating businesses, to ensure we had the ability to respond to customer requests for payment relief on a timely basis as a result of the COVID-19 pandemic. We are closely monitoring these payment relief programs, to ensure that credit performance is realized as expected, including controls on the overall number of deferrals, and maintaining daily monitoring of delinquencies and insolvencies.

CIBC 2020 ANNUAL REPORT	55

Management’s discussion and analysis

Risk measurement

Exposures subject to AIRB approach

Under the AIRB approach we are required to categorize exposures to credit risk into broad classes of assets with different underlying risk characteristics. This asset categorization may differ from the presentation in our consolidated financial statements. Under the AIRB approach, credit risk is measured using the following three key risk parameters(1):

•	PD – the probability that the obligor will default within the next 12 months.
•	EAD – the estimate of the amount which will be drawn at the time of default.
•	LGD – the expected severity of loss as the result of the default, expressed as a percentage of the EAD.

Our credit risk exposures are divided into business and government and retail portfolios. Regulatory models used to measure credit risk exposure under the AIRB approach are subject to CIBC’s model risk management process.

(1)	These parameters differ from those used in the calculation of ECL under IFRS 9. See the “Accounting and control matters” section for further details.

Business and government portfolios (excluding scored small business) – risk-rating method

The portfolios comprise exposures to corporate, sovereign, and bank obligors. Our adjudication process and criteria includes assigning an obligor default rating that reflects our estimate of the financial strength of the borrower, and a facility rating or LGD rating that reflects the collateral amount and quality applicable to secured exposures, the seniority position of the claim, and the capital structure of the borrower for unsecured exposures.

The obligor rating takes into consideration our financial assessment of the obligor, the industry, and the economic environment of the region in which the obligor operates. Where a guarantee from a third party exists, both the obligor and the guarantor will be assessed. While our obligor rating is determined independently of external ratings for the obligor, our risk-rating methodology includes a review of those external ratings.

CIBC employs a 20-point master internal obligor default rating scale that broadly maps to external agencies’ ratings as presented in the table below.

	CIBC	S&P	Moody’s
Grade	rating	equivalent	equivalent
Investment grade	00–47	AAA to BBB-	Aaa to Baa3
Non-investment grade	51–67	BB+ to B-	Ba1 to B3
Watch list	70–80	CCC+ to C	Caa1 to Ca
Default	90	D	C

We use quantitative modelling techniques to assist in the development of internal risk-rating systems. The risk-rating systems have been developed through analysis of internal and external credit risk data, supplemented with expert judgment. The risk ratings are used for portfolio management, risk limit setting, product pricing, and in the determination of regulatory and economic capital.

Our credit process is designed to ensure that we approve applications and extend credit only where we believe that our client has the ability to repay according to the agreed terms and conditions.

Our credit framework of policies and limits defines our appetite for exposure to any single name or group of related borrowers, which is a function of the internal risk rating. We generally extend new credit only to borrowers in the investment and non-investment grade categories noted above. Our credit policies are also defined to manage our exposure to concentration in borrowers in any particular industry or region.

In accordance with our process, each obligor is assigned an obligor default rating and the assigned rating is mapped to a PD estimate that represents a long-run average one-year default likelihood. For corporate obligors, PD estimates are calculated using joint maximum likelihood techniques based on our internal default rate history by rating category and longer dated external default rates as a proxy for the credit cycle to arrive at long-run average PD estimates. Estimates drawn from third party statistical default prediction models are used to supplement the internal default data for some rating bands where internal data is sparse. For small and medium corporate enterprises, PD estimates are developed using only internal default history. For bank and sovereign obligors, PD estimates are derived from an analysis based on external default data sets and supplemented with internal data where possible. We examine several different estimation methodologies and compare results across the different techniques. In addition, we apply the same techniques and estimation methodologies to analogous corporate default data and compare the results for banks and sovereigns to the corporate estimates for each technique. A regulatory floor is applied to PD estimates for corporate and bank obligors.

Each facility is assigned an LGD rating and each assigned rating is mapped to an LGD estimate that considers economic downturn conditions. For corporate obligors, LGD estimates are primarily derived from internal historical recovery data. Time to resolution is typically 1 to 2 years for most corporate obligors, and 1 to 4 years in the real estate sector. LGD values are based on discounted post-default cash flows for resolved accounts and include material direct and indirect costs associated with collections. External data is used in some cases to supplement our analysis. Economic downturn periods are identified for each portfolio by examining the history of actual losses, default rates and LGD. For bank and sovereign exposures, LGD estimates are primarily driven by expert judgment supplemented with external data and benchmarks where available. Appropriate adjustments are made to LGD estimates to account for various uncertainties associated with estimation techniques and data limitations, including adjustments for unresolved accounts.

EAD is estimated based on the current exposure to the obligor together with possible future changes in that exposure driven by factors such as the available undrawn credit commitment amount and the obligor default rating. EAD estimates are primarily based on internal historical loss data supplemented with comparable external data. Economic downturn periods are identified for each portfolio by examining the historical default rates and actual EAD factors.

Appropriate adjustments are made to PD, LGD and EAD estimates to account for various uncertainties associated with estimation techniques and data limitations, including adjustments for unresolved accounts (for LGD).

A simplified risk-rating process (slotting approach) is used for part of our uninsured Canadian commercial mortgage portfolio, which comprises non-residential mortgages and multi-family residential mortgages. These exposures are individually rated on our rating scale using a risk-rating methodology that considers the property’s key attributes, which include its loan-to-value (LTV) and debt service ratios, the quality of the property, and the financial strength of the owner/sponsor. All exposures are secured by a lien over the property. In addition, we have insured multi-family residential mortgages, which are not treated under the slotting approach, but are instead treated as sovereign exposures.

56	CIBC 2020 ANNUAL REPORT

Management’s discussion and analysis

Retail portfolios

Retail portfolios are characterized by a large number of relatively small exposures. They comprise: real estate secured personal lending (residential mortgages and personal loans and lines secured by residential property); qualifying revolving retail exposures (credit cards, overdrafts and unsecured lines of credit); and other retail exposures (loans secured by non-residential assets, unsecured loans including student loans, and scored small business loans).

We use scoring models in the adjudication of new retail credit exposures, which are based on statistical methods of analyzing the unique characteristics of the borrower, to estimate future behaviour. In developing our models, we use internal historical information from previous borrowers, as well as information from external sources, such as credit bureaus. The use of credit scoring models allows for consistent assessment across borrowers. There are specific guidelines in place for each product, and our adjudication decision will take into account the characteristics of the borrower, any guarantors, and the quality and sufficiency of the collateral pledged (if any). The lending process will include documentation of, where appropriate, satisfactory identification, proof of income, independent appraisal of the collateral and registration of security.

Retail portfolios are managed as pools of homogeneous risk exposures, using external credit bureau scores and/or other behavioural assessments to group exposures according to similar credit risk profiles. These pools are established through statistical techniques. Characteristics used to group individual exposures vary by asset category; as a result, the number of pools, their size, and the statistical techniques applied to their management differ accordingly.

The following table maps the PD bands to various risk levels:

Risk level	PD bands
Exceptionally low	0.01%–0.20%
Very low	0.21%–0.50%
Low	0.51%–2.00%
Medium	2.01%–10.00%
High	10.01%–99.99%
Default	100%

For the purposes of the AIRB approach for retail portfolios, additional PD, LGD and EAD segmentation into homogenous risk exposures is established through statistical techniques. The principal statistical estimation technique is decision trees benchmarked against alternative techniques such as regression and random forests.

Within real estate secured lending, we have two key parameter estimation models: mortgages and real estate secured personal lines of credit. Within qualifying revolving retail, we have three key parameter estimation models: credit cards, overdraft, and unsecured personal lines. A small percentage of credit cards, overdraft, and unsecured line accounts that do not satisfy the requirements for qualifying revolving retail are grouped into other retail parameter models. Within other retail, we have three key parameter models: margin lending, personal loans, and scored small business loans. Each parameter model pools accounts according to characteristics such as: delinquency, current credit bureau score, internal behaviour score, estimated current LTV ratio, account type, account age, utilization, outstanding balance, or authorized limit.

PD is estimated as the average default rate over an extended period based on internal historical data, generally for a 5-to-10-year period, which is adjusted using internal historical data on default rates over a longer period or comparable external data that includes a period of stress. A regulatory floor is applied to our PD estimate for all retail exposures with the exception of insured mortgages and government-guaranteed loans.

LGD is estimated based on observed recovery rates over an extended period using internal historical data. In determining our LGD estimate, we exclude any accounts that have not had enough time since default for the substantial majority of expected recovery to occur. This recovery period is product-specific and is typically in the range of 1 to 3 years. Accounts that cure from default and return to good standing are considered to have zero loss. We simulate the loss rate in a significant downturn based on the relationship(s) between LGD and one or more of the following: PD; housing prices, cure rate, and recovery time; or observed LGD in periods with above-average loss rates. We apply appropriate adjustments to address various types of estimation uncertainty including sampling error and trending. A regulatory floor is applied to all real estate secured exposures with the exception of insured mortgages.

EAD for revolving products is estimated as a percentage of the authorized credit limit based on the observed EAD rates over an extended period using historical data. We simulate the EAD rate in a significant downturn based on the relationship(s) between the EAD rate and PD and/or the observed EAD rate in periods with above-average EAD rates. For term loan products, EAD is set equal to the outstanding balance.

We apply appropriate adjustments to PD, LGD and EAD to address various types of estimation uncertainty including sampling error and trending.

Back-testing

We monitor the three key risk parameters – PD, EAD and LGD – on a quarterly basis for our business and government portfolios and on a monthly basis for our retail portfolios. Every quarter, the back-testing results are reported to OSFI and are presented to the business and Risk Management senior management for review and challenge. For each parameter, we identify any portfolios whose realized values are significantly above or significantly below expectations and then test to see if this deviation is explainable by changes in the economy. If the results indicate that a parameter model may be losing its predictive power, we prioritize that model for review and update.

Stress testing

As part of our regular credit portfolio management process, we conduct stress testing and scenario analyses on our portfolio to quantitatively assess the impact of various historical, as well as hypothetical, stressed conditions, versus limits determined in accordance with our risk appetite. Scenarios are selected to test our exposures to specific industries (e.g., oil and gas and real estate), products (e.g., mortgages and cards), or geographic regions (e.g., Europe and Caribbean). Results from stress testing are a key input into management decision making, including the determination of limits and strategies for managing our credit exposure. See the “Real estate secured personal lending” section for further discussion on our residential mortgage portfolio stress testing.

CIBC 2020 ANNUAL REPORT	57

Management’s discussion and analysis

Exposure to credit risk

The portfolios are categorized based upon how we manage the business and the associated risks. Gross credit exposure amounts presented in the table below represent our estimate of EAD, which is net of derivative master netting agreements and CVA but is before allowance for credit losses or credit risk mitigation. Gross credit exposure amounts relating to our business and government portfolios are reduced for collateral held for repo-style transactions, which reflects the EAD value of such collateral. Non-trading equity exposures are not included in the table below as they have been deemed immaterial under the OSFI guidelines, and hence are subject to 100% risk-weighting.

$ millions, as at October 31			2020			2019
	AIRB approach (1)	Standardized approach	Total	AIRB approach (1)	Standardized approach	Total
Business and government portfolios
Corporate
Drawn	$102,342	$36,603	$138,945	$96,444	$32,292	$128,736
Undrawn commitments	49,473	7,339	56,812	44,732	6,244	50,976
Repo-style transactions	139,677	–	139,677	122,776	1	122,777
Other off-balance sheet	14,085	1,016	15,101	14,540	981	15,521
OTC derivatives	10,858	786	11,644	14,125	596	14,721
	316,435	45,744	362,179	292,617	40,114	332,731
Sovereign
Drawn	133,077	22,664	155,741	73,036	13,301	86,337
Undrawn commitments	8,354	–	8,354	6,421	–	6,421
Repo-style transactions	38,904	–	38,904	21,404	–	21,404
Other off-balance sheet	1,553	–	1,553	1,624	–	1,624
OTC derivatives	2,187	2	2,189	3,094	2	3,096
	184,075	22,666	206,741	105,579	13,303	118,882
Banks
Drawn	12,846	1,241	14,087	12,689	1,862	14,551
Undrawn commitments	1,552	16	1,568	1,771	6	1,777
Repo-style transactions	24,228	–	24,228	25,472	–	25,472
Other off-balance sheet	59,761	–	59,761	61,532	–	61,532
OTC derivatives	5,805	21	5,826	9,355	18	9,373
	104,192	1,278	105,470	110,819	1,886	112,705
Gross business and government portfolios	604,702	69,688	674,390	509,015	55,303	564,318
Less: collateral held for repo-style transactions	187,832	–	187,832	157,415	–	157,415
Net business and government portfolios	416,870	69,688	486,558	351,600	55,303	406,903
Retail portfolios
Real estate secured personal lending
Drawn	231,527	4,799	236,326	222,933	4,177	227,110
Undrawn commitments (2)	31,390	–	31,390	20,777	1	20,778
	262,917	4,799	267,716	243,710	4,178	247,888
Qualifying revolving retail
Drawn	18,701	–	18,701	19,784	–	19,784
Undrawn commitments (2)	53,085	–	53,085	49,709	–	49,709
Other off-balance sheet	271	–	271	275	–	275
	72,057	–	72,057	69,768	–	69,768
Other retail
Drawn	14,869	1,326	16,195	13,478	1,268	14,746
Undrawn commitments (2)	2,819	28	2,847	2,584	26	2,610
Other off-balance sheet	35	–	35	36	–	36
	17,723	1,354	19,077	16,098	1,294	17,392
Total retail portfolios	352,697	6,153	358,850	329,576	5,472	335,048
Securitization exposures	12,276	3,509	15,785	10,688	3,511	14,199
Gross credit exposure	969,675	79,350	1,049,025	849,279	64,286	913,565
Less: collateral held for repo-style transactions	187,832	–	187,832	157,415	–	157,415
Net credit exposure (3)	$781,843	$79,350	$861,193	$691,864	$64,286	$756,150

(1)	Includes exposures subject to the supervisory slotting approach.
(2)

Increases in EAD in the current year include the impact of certain parameter updates in our regulatory models that were made in the first quarter of 2020 as part of our ongoing monitoring and review process.

(3)

Excludes exposures arising from derivative and repo-style transactions that are cleared through QCCPs as well as credit risk exposures arising from other assets that are subject to the credit risk framework but are not included in the standardized or IRB frameworks, including other balance sheet assets that are risk-weighted at 100%, significant investments in the capital of non-financial institutions that are risk-weighted at 1,250%, settlement risk, and amounts below the thresholds for deduction that are risk-weighted at 250%.

Net credit exposure increased by $105 billion in 2020, due to increases in our deposits with sovereigns and securities holdings, as well as business growth in our North American lending portfolios.

58	CIBC 2020 ANNUAL REPORT

Management’s discussion and analysis

Exposures subject to the standardized approach(1)

Exposures within CIBC Bank USA, CIBC FirstCaribbean and certain exposures to individuals for non-business purposes do not have sufficient historical data to support the AIRB approach for credit risk, and are subject to the standardized approach. The standardized approach utilizes a set of risk weightings defined by the regulators, as opposed to the more data intensive AIRB approach. A detailed breakdown of our standardized credit risk exposures by risk-weight category, before considering the effect of credit risk mitigation strategies and before allowance for credit losses, is provided below.

$ millions, as at October 31	Risk-weight category							2020	2019
	0%	20%	35%	50%	75%	100%	150%	Total	Total
Corporate	$–	$–	$–	$–	$–	$45,592	$152	$45,744	$40,114
Sovereign	17,648	3,442	–	138	–	906	532	22,666	13,303
Banks	–	1,189	–	1	–	78	10	1,278	1,886
Real estate secured personal lending	–	–	1,742	–	2,883	170	4	4,799	4,178
Other retail	–	–	–	–	1,289	59	6	1,354	1,294
	$17,648	$4,631	$1,742	$139	$4,172	$46,805	$704	$75,841	$60,775

(1)	See “Securitization exposures” section for securitization exposures that are subject to the standardized approach.

We use credit ratings from S&P and Moody’s to calculate credit risk RWA for certain exposures under the standardized approach, including securities issued by sovereigns and their central banks (sovereigns), banks and corporates, and deposits with sovereigns and banks. This includes S&P and Moody’s issuer-specific credit ratings for securities issued by sovereigns and corporates, the S&P country credit rating for the country of incorporation for securities issued by banks, and deposits with banks, and the S&P country credit rating for deposits with central banks. The RWA calculated using credit ratings from these agencies represents 2.7% of credit risk RWA under the standardized approach.

Trading credit exposures

We have trading credit exposure (also called counterparty credit exposure) that arises from our OTC derivatives and our repo-style transactions. The nature of our derivatives exposure and how it is mitigated is further explained in Note 13 to the consolidated financial statements. Our repo-style transactions consist of our securities bought or sold under repurchase agreements, and our securities borrowing and lending activity.

The PD of our counterparties is estimated using models consistent with the models used for our direct lending activity. Due to the fluctuations in the market values of interest rates, exchange rates, and equity and commodity prices, counterparty credit exposure cannot be quantified with certainty at the inception of the trade. Counterparty credit exposure is estimated using the current fair value of the exposure, plus an estimate of the maximum potential future exposure due to changes in the fair value. Credit risk associated with these counterparties is managed within the same process as our lending business, and for the purposes of credit adjudication, the exposure is aggregated with any exposure arising from our lending business. The majority of our counterparty credit exposure benefits from the credit risk mitigation techniques discussed above, including daily re-margining, and posting of collateral.

We are also exposed to wrong-way risk. Specific wrong-way risk arises when CIBC receives financial collateral issued (or an underlying reference obligation of a transaction is issued) by the counterparty itself, or by a related entity that would be considered to be part of the same common risk group. General wrong-way risk arises when the exposure and/or collateral pledged to CIBC is highly correlated to that of the counterparty. Exposure to wrong-way risk with derivative counterparties is monitored by Capital Markets Risk Management. Where we may be exposed to wrong-way risk, our adjudication procedures subject those transactions to a more rigorous approval process. The exposure may be hedged with other derivatives to further mitigate the risk that can arise from these transactions.

We establish a CVA for expected future credit losses from each of our derivative counterparties. The expected future credit loss is a function of our estimates of the PD, the estimated loss in the event of default, and other factors such as risk mitigants.

Rating profile of OTC derivative mark-to-market (MTM) receivables

$ billions, as at October 31		2020		2019
	Exposure (1)
Investment grade	$7.46	74.9%	$5.40	82.4%
Non-investment grade	2.40	24.1	1.12	17.1
Watch list	0.07	0.7	0.02	0.3
Default	0.03	0.3	0.01	0.2
Unrated	–	–	–	–
	$9.96	100.0%	$6.55	100.0%

(1)	MTM of the OTC derivative contracts is after the impact of master netting agreements, but before any collateral.

Concentration of exposures

Concentration of credit risk exists when a number of obligors are engaged in similar activities, or operate in the same geographic areas or industry sectors, and have similar economic characteristics so that their ability to meet contractual obligations is similarly affected by changes in economic, political, or other conditions.

CIBC 2020 ANNUAL REPORT	59

Management’s discussion and analysis

Geographic distribution(1)

The following table provides a geographic distribution of our business and government exposures under the AIRB approach, net of collateral held for repo-style transactions.

$ millions, as at October 31, 2020	Canada	U.S.	Europe	Other	Total
Drawn	$173,199	$55,051	$8,396	$11,619	$248,265
Undrawn commitments	45,684	9,717	2,402	1,576	59,379
Repo-style transactions	7,787	4,022	1,241	1,927	14,977
Other off-balance sheet	59,188	9,422	6,138	651	75,399
OTC derivatives	9,926	3,770	3,279	1,875	18,850
	$295,784	$81,982	$21,456	$17,648	$416,870
October 31, 2019	$237,234	$73,900	$23,150	$17,316	$351,600

(1)	Classification by country is primarily based on domicile of debtor or customer.

Business and government exposure by industry groups

The following table provides an industry-wide breakdown of our business and government exposures under the AIRB approach, net of collateral held for repo-style transactions.

		Undrawn	Repo-style	Other off-	OTC	2020	2019
$ millions, as at October 31	Drawn	commitments	transactions	balance sheet	derivatives	Total	Total (1)
Commercial mortgages	$8,373	$47	$–	$–	$–	$8,420	$7,544
Financial institutions	81,967	7,673	14,318	66,312	9,775	180,045	140,284
Retail and wholesale	5,167	3,652	–	225	239	9,283	9,142
Business services	7,047	3,264	18	595	215	11,139	11,000
Manufacturing – capital goods	2,791	2,036	–	365	205	5,397	5,898
Manufacturing – consumer goods	3,455	2,052	–	214	95	5,816	6,024
Real estate and construction	30,216	8,257	142	1,166	871	40,652	38,358
Agriculture	6,771	1,767	–	26	196	8,760	8,575
Oil and gas	9,649	8,532	–	1,039	2,305	21,525	21,813
Mining	1,363	2,931	–	723	114	5,131	5,326
Forest products	490	515	–	205	29	1,239	1,324
Hardware and software	1,227	890	–	45	27	2,189	1,751
Telecommunications and cable	335	1,126	–	408	326	2,195	2,234
Broadcasting, publishing and printing	457	154	–	2	52	665	801
Transportation	5,768	2,596	–	262	1,287	9,913	8,877
Utilities	9,189	7,066	–	2,707	1,177	20,139	15,747
Education, health, and social services	3,096	1,194	6	150	296	4,742	4,541
Governments	70,904	5,627	493	955	1,641	79,620	62,361
	$248,265	$59,379	$14,977	$75,399	$18,850	$416,870	$351,600

(1)

Certain information has been reclassified to conform to the presentation adopted in the current year. The presentation of commercial mortgages has been changed to include risk-rated commercial mortgages. Previously, commercial mortgages only included commercial mortgages under the slotting approach.

As part of our risk mitigation strategy, we may use credit protection purchases as a hedge against customer or industry sector concentration. As at October 31, 2020, we had credit protection purchased totalling $185 million (2019: $183 million) related to our business and government loans.

Oil and gas exposure

The following table provides a breakdown of our exposure to the oil and gas industry under the AIRB approach. Of these exposures, 64% are investment grade as at October 31, 2020 based on our internal risk rating, which incorporates security pledged (equivalent to S&P/Moody’s rating of BBB-/Baa3 or higher).

$ millions, as at October 31, 2020	Drawn	Undrawn commitments	Other off- balance sheet	OTC derivatives	Total (1)
Exploration and production	$4,924	$2,857	$378	$1,136	$9,295
Midstream	2,241	3,107	43	401	5,792
Integrated	211	1,649	468	652	2,980
Petroleum distribution	1,391	393	106	110	2,000
Oil and gas services	347	218	15	5	585
Downstream	535	308	29	1	873
	$9,649	$8,532	$1,039	$2,305	$21,525
October 31, 2019	$9,048	$8,606	$913	$3,246	$21,813

(1)	Oil and gas exposures under the standardized approach are not significant.

In addition, we have $40.0 billion (October 31, 2019: $39.9 billion) of retail exposure in the provinces of Alberta, Saskatchewan, and Newfoundland and Labrador, which together are responsible for the vast majority of Canada’s oil production.

60	CIBC 2020 ANNUAL REPORT

Management’s discussion and analysis

Credit quality of portfolios

Credit quality of risk-rated portfolios

The following table provides the credit quality of our risk-rated portfolios under the AIRB approach, net of collateral held for repo-style transactions.

The obligor grade is our assessment of the creditworthiness of the obligor, without respect to the collateral held in support of the exposure. The LGD estimate would reflect our assessment of the value of the collateral at the time of default of the obligor. For slotted exposures, the slotting category reflects our assessment of both the creditworthiness of the obligor, as well as the value of the collateral.

$ millions, as at October 31				2020	2019
	EAD
Obligor grade	Corporate	Sovereign	Banks	Total	Total
Investment grade	$106,633	$147,438	$82,029	$336,100	$276,817
Non-investment grade	74,600	781	1,264	76,645	72,613
Watch list	2,730	–	–	2,730	1,239
Default	1,039	–	–	1,039	579
Total risk-rated exposure	$185,002	$148,219	$83,293	$416,514	$351,248

LGD estimate	Corporate	Sovereign	Banks	Total	Total
Less than 10%	$9,704	$136,968	$60,057	$206,729	$142,666
10%–25%	56,615	7,881	5,090	69,586	68,790
26%–45%	84,108	3,010	17,251	104,369	110,596
46%–65%	33,301	289	893	34,483	27,733
66%–100%	1,274	71	2	1,347	1,463
	$185,002	$148,219	$83,293	$416,514	$351,248
Strong				$265	$246
Good				71	85
Satisfactory				20	21
Weak				–	–
Default				–	–
Total slotted exposure				$356	$352
Total business and government portfolios				$416,870	$351,600

The total exposures increased by $65.3 billion from October 31, 2019, due to increases in our deposits with sovereigns and securities holdings, as well as business growth in our North American lending portfolios. The investment grade category increased by $59.3 billion from October 31, 2019, while the non-investment grade category was up $4.0 billion. The increase in watch list and default exposures was largely attributable to credit migration of a number of exposures in the corporate lending portfolio, including exposures within the oil and gas portfolio.

Credit quality of the retail portfolios

The following table presents the credit quality of our retail portfolios under the AIRB approach.

$ millions, as at October 31				2020	2019
	EAD
Risk level	Real estate secured personal lending	Qualifying revolving retail	Other retail	Total	Total
Exceptionally low	$201,050	$49,755	$3,816	$254,621	$239,875
Very low	31,927	4,469	4,335	40,731	34,018
Low	25,825	10,437	6,091	42,353	39,648
Medium	3,086	6,598	2,438	12,122	13,259
High	586	763	973	2,322	2,271
Default	443	35	70	548	505
	$262,917	$72,057	$17,723	$352,697	$329,576

Securitization exposures

The following table provides details on securitization exposures in our banking book, by credit rating:

$ millions, as at October 31	2020	2019
	EAD
Exposures under the AIRB approach
S&P rating equivalent
AAA to BBB-	$12,276	$10,688
BB+ to BB-	–	–
Below BB-	–	–
Unrated	–	–
	12,276	10,688
Exposures under the standardized approach	3,509	3,511
Total securitization exposures	$15,785	$14,199

CIBC 2020 ANNUAL REPORT	61

Management’s discussion and analysis

CIBC client relief programs in response to COVID-19

CIBC has been actively engaged in lending activities to support our clients who are experiencing financial hardship caused by the COVID-19 pandemic.

For our personal banking clients impacted by the COVID-19 pandemic, the following client relief programs have been offered since the onset of the pandemic:

•

Credit cards: lower interest rate of 10.99% on certain products was offered, in addition to the option to defer credit card payments for up to four months with the lower interest rate also applying over the deferral period.

•	Residential mortgages: deferral of regular mortgage payments for up to six months.
•	Loans and lines of credit: deferral of regular payments on certain secured personal loans for up to six months and on certain other loans and lines of credit for up to two months.
•	Guaranteed investment certificates (GICs): on an exception basis, early withdrawal from eligible GICs.

For our corporate, commercial and business banking clients in Canada, the U.S. and other regions, client relief programs have also been offered on a case-by-case basis depending on the product and client including:

•	New or increased credit facilities to provide additional liquidity;
•	Covenant and borrowing base relief to provide financial flexibility;
•	Principal and interest deferrals for loans, mortgages, lines of credit, authorized overdraft and credit cards;
•	Early withdrawal of funds held in non-registered GICs; and
•	Access to financial support through government programs.

On a case-by-case basis, with credit risk management approval, other unique modifications that met prudent standards could also be considered.

During the fourth quarter of 2020, the number of clients seeking relief under these payment deferral programs was considerably lower relative to the prior quarter, which resulted in a reduction in the outstanding balances for those programs in which the deferral periods were three months or less. As at October 31, 2020, the gross outstanding balance of loans for which CIBC provided payment deferrals was nil for credit cards in Canada (July 31, 2020: less than $10 million; April 30, 2020: $1.8 billion); $2.7 billion for residential mortgages in Canada (July 31, 2020: $33.3 billion; April 30, 2020: $35.5 billion); $0.3 billion for personal loans in Canada (July 31, 2020: $0.8 billion; April 30, 2020: $2.3 billion); $0.3 billion for various consumer loans in the Caribbean (July 31, 2020: $1.4 billion; April 30, 2020: $1.3 billion); and $2.5 billion for business and government loans (July 31, 2020: $6.2 billion; April 30, 2020: $10.0 billion), including $0.5 billion in Canada (July 31, 2020: $2.4 billion; April 30, 2020: $8.6 billion), $0.5 billion in the U.S. (July 31, 2020: $1.6 billion; April 30, 2020: $0.9 billion) and $1.5 billion in the Caribbean (July 31, 2020: $2.2 billion; April 30, 2020: $0.5 billion). Of the loans that were under payment deferrals as of October 31, 2020, the gross outstanding balance of loans that received an extension of an initial deferral or are in the process of being provided an extension was $1.2 billion.

Government lending programs in response to COVID-19

Since the second quarter of 2020, CIBC has been engaged in a number of government-initiated lending programs:

•	CEBA program;
•	Loan guarantee for small and medium-sized enterprises (EDC loan guarantee program);
•	Co-lending program for small and medium-sized enterprises (BDC co-lend program); and
•	U.S. PPP.

The CEBA program was launched in the second quarter of 2020 by the Government of Canada. The EDC funds all loans advanced under the CEBA program, including any payment defaults and principal forgiveness. The CEBA program was expanded during the third quarter of 2020 to facilitate the application of the program to certain borrowers that would have not otherwise qualified.

The Business Credit Availability Program (BCAP), which was introduced by the Government of Canada in the second quarter of 2020, includes two subprograms: (i) the EDC loan guarantee program for small and medium-sized enterprises and (ii) the BDC co-lending arrangement. Under the EDC loan guarantee program, EDC will guarantee 80% of qualifying term loans to small and medium-sized enterprises to help them meet their operating credit and cash flow requirements. Under the BDC co-lend program, BDC, as co-lender, finances 80% of the loans originated under this program, while CIBC finances the remaining 20%.

The PPP, introduced by the U.S. Small Business Administration, is a forgivable loan program. PPP loans are guaranteed by the U.S. Small Business Administration.

As at October 31, 2020, $2.9 billion of loans to CIBC clients were provided under the CEBA program and were accounted for as off-balance sheet loans. For further details, refer to the “Off-balance sheet arrangements” section. As at October 31, 2020, funded loans outstanding on our consolidated balance sheet under the EDC loan guarantee and BDC co-lend programs were $0.2 billion. In addition, US$1.9 billion of loans were made under the PPP as at October 31, 2020.

For further details regarding these programs, refer to Note 2 to our consolidated financial statements.

62	CIBC 2020 ANNUAL REPORT

Management’s discussion and analysis

Real estate secured personal lending

Real estate secured personal lending comprises residential mortgages, and personal loans and lines secured by residential property (HELOC). This portfolio is low risk, as we have a first charge on the majority of the properties and a second lien on only a small portion of the portfolio. We use the same lending criteria in the adjudication of both first lien and second lien loans.

Under the Bank Act (Canada), banks are limited to providing residential real estate loans of no more than 80% of the collateral value. An exception is made for mortgage loans with a higher LTV ratio if they are insured by either CMHC or a private mortgage insurer. Mortgage insurance protects banks from the risk of default by the borrower, over the term of the coverage. Mortgage insurers are subject to regulatory capital requirements, which aim to ensure that they are well capitalized. If a private mortgage insurer becomes insolvent, the Government of Canada has, provided certain conditions are met, obligations in respect of policies underwritten by certain insolvent private mortgage insurers as more fully described in the Protection of Residential Mortgage or Hypothecary Insurance Act (PRMHIA). There is a possibility that losses could be incurred in respect of insured mortgages if, among other things, CMHC or the applicable private mortgage insurer denies a claim, or further, if a private mortgage insurer becomes insolvent and either the conditions under the PRMHIA are not met or the Government of Canada denies the claim.

The following table provides details on our residential mortgage and HELOC portfolios:

	Residential mortgages (1)				HELOC (2)		Total
$ billions, as at October 31, 2020	Insured		Uninsured		Uninsured		Insured		Uninsured
Ontario (3)	$29.4	26%	$82.1	74%	$10.4	100%	$29.4	24%	$92.5	76%
British Columbia and territories (4)	10.2	24	32.9	76	4.1	100	10.2	22	37.0	78
Alberta	13.6	53	12.1	47	2.4	100	13.6	48	14.5	52
Quebec	6.0	38	10.0	62	1.2	100	6.0	35	11.2	65
Central prairie provinces (5)	3.7	51	3.6	49	0.7	100	3.7	46	4.3	54
Atlantic provinces (6)	4.1	49	4.3	51	0.7	100	4.1	45	5.0	55
Canadian portfolio (7)(8)	67.0	32	145.0	68	19.5	100	67.0	29	164.5	71
U.S. portfolio (7)	–	–	2.0	100	0.1	100	–	–	2.1	100
Other international portfolio (7)	–	–	2.0	100	–	–	–	–	2.0	100
Total portfolio	$67.0	31%	$149.0	69%	$19.6	100%	$67.0	28%	$168.6	72%
October 31, 2019	$66.2	32%	$139.1	68%	$21.3	100%	$66.2	29%	$160.4	71%

(1)	Balances reflect principal values.
(2)	We did not have any insured HELOCs as at October 31, 2020 and 2019.
(3)

Includes $13.8 billion (2019: $14.1 billion) of insured residential mortgages, $53.4 billion (2019: $49.0 billion) of uninsured residential mortgages, and $6.1 billion (2019: $6.6 billion) of HELOCs in the Greater Toronto Area (GTA).

(4)

Includes $4.5 billion (2019: $4.6 billion) of insured residential mortgages, $22.9 billion (2019: $22.1 billion) of uninsured residential mortgages, and $2.5 billion (2019: $2.7 billion) of HELOCs in the Greater Vancouver Area (GVA).

(5)

Includes $1.8 billion (2019: $1.8 billion) of insured residential mortgages, $1.7 billion (2019: $1.7 billion) of uninsured residential mortgages, and $0.4 billion (2019: $0.4 billion) of HELOCs in Saskatchewan.

(6)

Includes $1.3 billion (2019: $1.3 billion) of insured residential mortgages, $1.4 billion (2019: $1.4 billion) of uninsured residential mortgages, and $0.2 billion (2019: $0.2 billion) of HELOCs in Newfoundland and Labrador.

(7)	Geographic location is based on the address of the property.
(8)	71% (2019: 72%) of insurance on Canadian residential mortgages is provided by CMHC and the remaining by two private Canadian insurers, both rated at least AA (low) by DBRS.

The average LTV ratios(1) for our uninsured residential mortgages and HELOCs originated and acquired during the year are provided in the following table.

For the year ended October 31		2020		2019
	Residential mortgages	HELOC	Residential mortgages	HELOC
Ontario (2)	63%	68%	63%	67%
British Columbia and territories (3)	60	65	61	64
Alberta	68	73	68	72
Quebec	68	73	68	73
Central prairie provinces	68	74	69	74
Atlantic provinces	71	74	72	74
Canadian portfolio (4)	63	68	64	68
U.S. portfolio (4)	65	63	69	63
Other international portfolio (4)	72%	n/m	72%	n/m

(1)	LTV ratios for newly originated and acquired residential mortgages and HELOCs are calculated based on weighted average.
(2)	Average LTV ratios for our uninsured GTA residential mortgages originated during the year were 62% (2019: 62%).
(3)	Average LTV ratios for our uninsured GVA residential mortgages originated during the year were 58% (2019: 57%).
(4)	Geographic location is based on the address of the property.
n/m	Not meaningful.

CIBC 2020 ANNUAL REPORT	63

Management’s discussion and analysis

The following table provides the average LTV ratios on our total Canadian residential mortgage portfolio:

	Insured	Uninsured
October 31, 2020 (1)(2)	55%	52%
October 31, 2019 (1)(2)	55%	54%

(1)

LTV ratios for residential mortgages are calculated based on weighted average. The house price estimates for October 31, 2020 and 2019 are based on the Forward Sortation Area (FSA) level indices from the Teranet – National Bank National Composite House Price Index (Teranet) as of September 30, 2020 and 2019, respectively. Teranet is an independent estimate of the rate of change in Canadian home prices.

(2)	Average LTV ratio on our uninsured GTA residential mortgage portfolio was 48% (2019: 50%). Average LTV ratio on our uninsured GVA residential mortgage portfolio was 46% (2019: 47%).

The tables below summarize the remaining amortization profile of our total Canadian, U.S. and other international residential mortgages. The first table provides the remaining amortization periods based on the minimum contractual payment amounts. The second table provides the remaining amortization periods based upon current customer payment amounts, which incorporate payments other than the minimum contractual amount and/or a different frequency of payments.

Contractual payment basis

	0–5 years	>5–10 years	>10–15 years	>15–20 years	>20–25 years	>25–30 years	>30–35 years	>35 years
Canadian portfolio
October 31, 2020	–%	1%	2%	7%	54%	36%	–%	–%
October 31, 2019	–%	1%	2%	6%	49%	42%	–%	–%
U.S. portfolio
October 31, 2020	–%	1%	1%	1%	8%	89%	–%	–%
October 31, 2019	–%	2%	2%	1%	9%	86%	–%	–%
Other international portfolio
October 31, 2020	11%	15%	23%	23%	18%	10%	–%	–%
October 31, 2019	9%	16%	23%	23%	17%	12%	–%	–%

Current customer payment basis

	0–5 years	>5–10 years	>10–15 years	>15–20 years	>20–25 years	>25–30 years	>30–35 years	>35 years
Canadian portfolio
October 31, 2020	2%	4%	7%	18%	44%	25%	–%	–%
October 31, 2019	2%	4%	6%	13%	40%	30%	3%	2%
U.S. portfolio
October 31, 2020	2%	3%	7%	10%	10%	68%	–%	–%
October 31, 2019	1%	4%	11%	10%	13%	61%	–%	–%
Other international portfolio
October 31, 2020	7%	13%	22%	23%	19%	14%	2%	–%
October 31, 2019	7%	13%	23%	24%	18%	14%	1%	–%

We have two types of condominium exposures in Canada: mortgages and developer loans. Both are primarily concentrated in the Toronto and Vancouver areas. As at October 31, 2020, our Canadian condominium mortgages were $28.1 billion (2019: $25.2 billion), of which 31% (2019: 33%) were insured. Our drawn developer loans were $1.4 billion (2019: $1.3 billion), or 1.0% (2019: 1.0%) of our business and government portfolio, and our related undrawn exposure was $4.5 billion (2019: $4.0 billion). The condominium developer exposure is diversified across 107 projects.

We stress test our mortgage and HELOC portfolio to determine the potential impact of different economic events. Our stress tests can use variables such as unemployment rates, debt service ratios and housing price changes, to model potential outcomes for a given set of circumstances. The stress testing involves variables that could behave differently in certain situations. Our main tests use economic variables in a similar range to historical events when Canada experienced economic downturns. Our results show that in an economic downturn, our strong capital position should be sufficient to absorb mortgage and HELOC losses.

64	CIBC 2020 ANNUAL REPORT

Management’s discussion and analysis

Credit quality performance

As at October 31, 2020, total loans and acceptances after allowance for credit losses were $416.4 billion (2019: $398.1 billion). Consumer loans (comprising residential mortgages, credit cards, and personal loans, including student loans) constitute 66% (2019: 66%) of the portfolio, and business and government loans (including acceptances) constitute the remainder of the portfolio.

Consumer loans were up $9.0 billion or 3% from the prior year, primarily due to an increase in residential mortgages of $12.4 billion, offset by a decrease in personal loans and credit cards. Business and government loans (including acceptances) were up $9.2 billion or 7% from the prior year, mainly attributable to real estate and construction, financial institutions, utilities, education health and social services, as well as transportation.

Impaired loans

The following table provides details of our impaired loans and allowance for credit losses:

$ millions, as at or for the year ended October 31			2020			2019
	Business and government loans	Consumer loans	Total	Business and government loans	Consumer loans	Total
Gross impaired loans
Balance at beginning of year	$911	$955	$1,866	$621	$859	$1,480
Classified as impaired during the year	1,256	1,933	3,189	1,204	2,004	3,208
Transferred to performing during the year	(109)	(580)	(689)	(134)	(394)	(528)
Net repayments	(547)	(543)	(1,090)	(239)	(575)	(814)
Amounts written off	(157)	(778)	(935)	(190)	(940)	(1,130)
Recoveries of loans and advances previously written off	–	–	–	–	–	–
Disposals of loans (1)	–	–	–	(361)	–	(361)
Purchased credit-impaired loans	–	–	–	–	–	–
Foreign exchange and other	5	3	8	10	1	11
Balance at end of year	$1,359	$990	$2,349	$911	$955	$1,866
Allowance for credit losses – impaired loans
Balance at beginning of year	$376	$268	$644	$230	$252	$482
Amounts written off	(157)	(778)	(935)	(190)	(940)	(1,130)
Recoveries of amounts written off in previous years	9	183	192	13	181	194
Charge to income statement (2)	451	614	1,065	350	795	1,145
Interest accrued on impaired loans	(21)	(24)	(45)	(18)	(22)	(40)
Disposals of loans (1)	–	–	–	–	–	–
Transfers	–	–	–	–	–	–
Foreign exchange and other	(8)	1	(7)	(9)	2	(7)
Balance at end of year	$650	$264	$914	$376	$268	$644
Net impaired loans (3)
Balance at beginning of year	$535	$687	$1,222	$391	$607	$998
Net change in gross impaired	448	35	483	290	96	386
Net change in allowance	(274)	4	(270)	(146)	(16)	(162)
Balance at end of year	$709	$726	$1,435	$535	$687	$1,222
Net impaired loans as a percentage of net loans and acceptances			0.34%			0.31%

(1)

Includes loans with a par value of $116 million and ECL of $48 million that were derecognized as a result of a debt restructuring agreement completed with the Government of Barbados on October 31, 2018.

(2)	Excludes provision for credit losses on impaired undrawn credit facilities and other off-balance sheet exposures.
(3)	Net impaired loans are gross impaired loans net of stage 3 allowance for credit losses.

Gross impaired loans

As at October 31, 2020, gross impaired loans were $2,349 million, up $483 million from the prior year, primarily due to increases in the oil and gas, real estate and construction, and retail and wholesale sectors, as well as an increase in the Canadian residential mortgages portfolio.

60% of gross impaired loans related to Canada, of which the residential mortgages portfolio, retail and wholesale sector, personal lending portfolio and business services sector accounted for the majority.

25% of gross impaired loans related to the U.S., of which the oil and gas, real estate and construction, and business services sectors accounted for the majority.

The remaining gross impaired loans are primarily related to CIBC FirstCaribbean, of which the residential mortgages portfolio, real estate and construction sector and personal lending portfolio accounted for the majority.

See the “Supplementary annual financial information” section for additional details on the geographic distribution and industry classification of impaired loans.

Allowance for credit losses – impaired loans

Allowance for credit losses on impaired loans was $914 million, up $270 million from the prior year, primarily due to increases in the retail and wholesale, oil and gas, and business services sectors.

CIBC 2020 ANNUAL REPORT	65

Management’s discussion and analysis

Loans contractually past due but not impaired

This comprises loans where repayment of principal or payment of interest is contractually in arrears. The following table provides an aging analysis of the contractually past due loans. Most risk rated business and government loans that were contractually past due at the time relief was provided pursuant to payment deferral programs have been presented in the aging category that applied at the time deferrals were granted. Other business and government loans, credit cards, personal loans and residential mortgages that were subject to a payment deferral program have generally been presented in the aging category that applied as at March 31, 2020, which approximated the time when the majority of the deferrals were granted, except that Canadian residential mortgages and certain secured personal loans that were less than 29 days past due at that time have been treated as current. Loans that have exited a deferral program generally continue to age based on the status that was applied at the beginning of the program to the extent a payment has not been made.

$ millions, as at October 31	Less than 31 days	31 to 90 days	Over 90 days	2020 Total	2019 Total (1)
Residential mortgages	$3,358	$1,152	$–	$4,510	$3,840
Personal	608	222	–	830	1,027
Credit card	485	189	132	806	838
Business and government	1,854	281	–	2,135	1,081
	$6,305	$1,844	$132	$8,281	$6,786

(1)	Certain prior year amounts related to loans contractually past due but not impaired in CIBC FirstCaribbean were restated.

During the year, gross interest income that would have been recorded if impaired loans were treated as current was $113 million (2019: $99 million), of which $69 million (2019: $46 million) was in Canada and $44 million (2019: $53 million) was outside Canada. During the year, interest recognized on impaired loans was $45 million (2019: $40 million), and interest recognized on loans before being classified as impaired was $67 million (2019: $58 million), of which $43 million (2019: $43 million) was in Canada and $24 million (2019: $15 million) was outside Canada.

Exposure to certain countries and regions

Europe

The following table provides our exposure to European countries, both within and outside the Eurozone.

Our direct exposures presented in the tables below comprise (A) funded – on-balance sheet loans (stated at amortized cost net of stage 3 allowance for credit losses, if any), deposits with banks (stated at amortized cost net of stage 3 allowance for credit losses, if any) and securities (stated at carrying value); (B) unfunded – unutilized credit commitments, letters of credit, and guarantees (stated at notional amount net of stage 3 allowance for credit losses, if any); and (C) derivative MTM receivables (stated at fair value) and repo-style transactions (stated at fair value).

Of our total direct exposures to Europe, approximately 47% (2019: 45%) is to entities in countries with Aaa/AAA ratings from at least one of Moody’s or S&P.

The following table provides a summary of our positions in this business:

Direct exposures
	Funded				Unfunded			Derivative MTM receivables and repo-style transactions (1)
$ millions, as at October 31, 2020	Corporate	Sovereign	Banks	Total funded (A)	Corporate	Banks	Total unfunded (B)	Corporate	Sovereign	Banks	Net exposure (C)	Total direct exposure (A)+(B)+(C)
Austria	$–	$593	$315	$908	$–	$–	$–	$–	$–	$2	$2	$910
Finland	56	–	447	503	122	10	132	–	–	16	16	651
France	45	44	147	236	266	56	322	–	2	7	9	567
Germany	407	1,257	602	2,266	190	97	287	49	6	31	86	2,639
Greece	1	–	–	1	–	–	–	–	–	–	–	1
Ireland	200	–	136	336	102	40	142	13	–	112	125	603
Luxembourg	124	–	1,631	1,755	100	90	190	12	–	158	170	2,115
Netherlands	384	446	146	976	256	238	494	42	–	29	71	1,541
Norway	237	413	53	703	610	–	610	–	1	–	1	1,314
Spain	1	–	6	7	–	24	24	–	–	1	1	32
Sweden	344	807	191	1,342	181	–	181	24	–	5	29	1,552
Switzerland	206	–	15	221	137	–	137	5	–	102	107	465
United Kingdom	2,206	31	1,293	3,530	3,086	312	3,398	642	10	363	1,015	7,943
Other European countries	64	7	175	246	13	101	114	1	73	9	83	443
Total Europe	$4,275	$3,598	$5,157	$13,030	$5,063	$968	$6,031	$788	$92	$835	$1,715	$20,776
October 31, 2019	$3,033	$3,781	$5,320	$12,134	$5,235	$580	$5,815	$789	$116	$462	$1,367	$19,316

(1)

The amounts shown are net of CVA and collateral. Collateral on derivative MTM receivables was $1.8 billion (October 31, 2019: $1.0 billion), collateral on repo-style transactions was $30.3 billion (October 31, 2019: $20.5 billion), and both are comprised of cash and investment grade debt securities.

We have $639 million (2019: $589 million) of indirect exposure to European entities, as we hold debt or equity securities issued by European entities as collateral for derivative transactions and securities borrowing and lending activity from counterparties that are not in Europe.

66	CIBC 2020 ANNUAL REPORT

Management’s discussion and analysis

Selected exposures in certain activities

In response to the recommendations of the Financial Stability Board, this section provides information on a selected activity within our continuing and exited businesses that may be of particular interest to investors based on their risk characteristics and the current market environment.

U.S. real estate lending

In our U.S. Commercial Banking and Wealth Management SBU, we operate a full-service real estate platform. Once construction is complete, and the property is income producing, we may occasionally offer fixed-rate financing within a permanent financing program (typically with average terms of up to 10 years). This portfolio of permanent financing exposures, which is a small subset of our total U.S. real estate lending portfolio, serves as a warehouse for inclusion in future commercial mortgage-backed securities (CMBS) programs. We retain no exposure to those CMBS programs. As at October 31, 2020, the portfolio of permanent financing exposures was $276 million (2019: $114 million).

Settlement risk

Settlement risk is the risk that during an agreed concurrent exchange of currency or principal payments, the counterparty will fail to make its payment to CIBC. This risk can arise in general trading activities and from payment and settlement system participation.

Many global settlement systems offer significant risk reduction benefits through complex risk mitigation frameworks. Bilateral payment netting agreements may be put in place to mitigate risk by reducing the aggregate settlement amount between counterparties. Further, we participate in several North American payment and settlement systems, including a global foreign exchange multilateral netting system. We also use financial intermediaries to access some payment and settlement systems, and for certain trades, we may utilize an established clearing house to minimize settlement risk.

Transactions settled outside of payment and settlement systems or clearing houses require approval of credit facilities for counterparties, either as pre-approved settlement risk limits or payment-versus-payment arrangements.

Securitization activities

We engage in three types of securitization activities: we securitize assets that we originate, we securitize assets originated by third parties and we engage in trading activities related to securitized products.

We securitize assets that we originate principally as a funding mechanism. The credit risk on the underlying assets in these transactions is transferred to the structured entity, with CIBC retaining first loss exposure and other investors exposed to the remaining credit risk.

Securitization activities relating to assets originated by third parties can include the securitization of those assets through ABCP conduits (or similar programs) that we sponsor (includes both consolidated and non-consolidated SEs; see the “Off-balance sheet arrangements” section and Note 7 to our consolidated financial statements for additional details), or through direct exposure to a client-sponsored special purpose vehicle. Risks associated with securitization exposures to client-originated assets are mitigated through the transaction structure, which includes credit enhancements. For the transactions where we retain credit risk on the exposures that we hold, we earn interest income on these holdings. For the transactions in the ABCP conduits, we are also exposed to liquidity risk associated with the potential inability to roll over maturing ABCP in the market. We earn fee income for the services that we provide to these ABCP conduits.

We are also involved in the trading of ABS and ABCP to earn income in our role as underwriter and market maker. We are exposed to credit and market risk on the securities that we hold in inventory on a temporary basis until such securities are sold to an investor.

Capital requirements for exposures arising from securitization activities are determined using one of the following approaches: SEC-IRBA, SEC-ERBA, SEC-IAA, or SEC-SA.

The SEC-IAA process relies on internal risk ratings and is utilized for securitization exposures relating to ABCP conduits when external ratings are not available for the securitization exposures but the ABCP itself is externally rated. The internal assessment process involves an evaluation of a number of factors, including, but not limited to, pool characteristics, including asset eligibility criteria and concentration limits, transaction triggers, the asset seller’s risk profile, servicing capabilities, and cash flow stress testing. Cash flows are stress-tested based on historical asset performance using our internal risk rating models by asset type. These models are subject to our model risk mitigation policies and are independently reviewed by the Model Validation team in Risk Management. The stress test factors used to determine the transaction risk profile and required credit enhancement levels are tailored for each asset type and transaction based on the assessment of the factors described above and are done in accordance with our internal risk rating methodologies and guidelines. Internal risk ratings are mapped to equivalent external ratings of external credit assessment institutions (DBRS, Fitch, Moody’s and S&P) and are used to determine the appropriate risk weights for capital purposes. Securitization exposures and underlying asset performance are monitored on an ongoing basis. Risk Management serves as a second line of defence providing independent oversight regarding risk rating assumptions and adjudicating on the assignment of the internal risk ratings. SEC-IAA applies to various asset types in our ABCP conduits including, but not limited to, auto loans and leases, consumer loans, credit cards, dealer floorplan receivables, equipment loans and leases, fleet lease receivables, franchise loans, residential mortgages, and trade receivables.

Internal risk ratings determined for securitization exposures are also used in the estimation of ECL as required under IFRS 9, determining economic capital, and for setting risk limits.

CIBC 2020 ANNUAL REPORT	67

Management’s discussion and analysis

Market risk

Market risk is the risk of economic or financial loss in our trading and non-trading portfolios from adverse changes in underlying market factors, including interest rates, foreign exchange rates, equity market prices, commodity prices, credit spreads, and customer behaviour for retail products. Market risk arises in CIBC’s trading and treasury activities, and encompasses all market-related positioning and market-making activity.

The trading book consists of positions in financial instruments and commodities held to meet the near-term needs of our clients.

The non-trading book consists of positions in various currencies that are related to asset/liability management (ALM) and investment activities.

Governance and management

Market risk is managed through the three lines of defence model. The first line of defence comprises frontline businesses and governance groups that are responsible for managing the market risk associated with their activities.

The second line of defence is Risk Management, which has a dedicated market risk manager for each trading business, supplemented by regional risk managers located in all of our major trading centres, facilitating comprehensive risk coverage, including the measurement, monitoring and control of market risk.

Internal audit is the third line of defence providing reasonable assurance to senior management and the Audit Committee of the Board on the effectiveness of CIBC’s governance practices, risk management processes, and internal control as part of its risk-based audit plan and in accordance with its mandate as described in the Internal Audit Charter.

Senior management reports material risk matters to the GRC and RMC at least quarterly, including material transactions, limit compliance, and portfolio trends.

Policies

We have comprehensive policies for the management of market risk. These policies are related to the identification and measurement of various types of market risk, their inclusion in the trading book, and to the establishment of limits within which we monitor, manage and report our overall exposures. Our policies also outline the requirements for the construction of valuation models, model review and validation, independent checking of the valuation of positions, the establishment of valuation adjustments, and alignment with accounting policies including MTM and mark-to-model methodologies.

Market risk limits

We have risk tolerance levels, expressed in terms of statistically based VaR measures, potential stress losses, and notional or other limits as appropriate. We use a multi-tiered approach to set limits on the amounts of risk that we can assume in our trading and non-trading activities, as follows:

•	Board limits control consolidated market risk;
•	Management limits control market risk for CIBC overall and are lower than the Board limits to allow for a buffer in the event of extreme market moves and/or extraordinary client needs;
•	Tier 2 limits control market risk at the business unit level; and
•	Tier 3 limits control market risk at the sub-business unit or desk level.

Management limits are established by the CRO, consistent with the risk appetite statement approved by the Board. Tier 2 and Tier 3 limits are approved at levels of management commensurate with risk assumed.

Process and control

Market risk exposures are monitored daily against approved risk limits, and processes are in place to monitor that only authorized activities are undertaken. We generate daily risk and limit-monitoring reports, based on the previous day’s positions. Summary market risk and limit compliance reports are produced and reviewed periodically with the GRC and RMC.

Risk measurement

We use the following measures for market risk:

•

VaR enables the meaningful comparison of the risks in different businesses and asset classes. VaR is determined by the combined modelling of VaR for each of interest rate, credit spread, equity, foreign exchange, commodity, and debt specific risks, along with the portfolio effect arising from the interrelationship of the different risks (diversification effect):

•	Interest rate risk measures the impact of changes in interest rates and volatilities on cash instruments and derivatives.
•

Credit spread risk measures the impact of changes in credit spreads of provincial, municipal and agency bonds, sovereign bonds, corporate bonds, securitized products, and credit derivatives such as credit default swaps.

•	Equity risk measures the impact of changes in equity prices and volatilities.
•	Foreign exchange risk measures the impact of changes in foreign exchange rates and volatilities.
•	Commodity risk measures the impact of changes in commodity prices and volatilities, including the basis between related commodities.
•	Debt specific risk measures the impact of changes in the volatility of the yield of a debt instrument as compared with the volatility of the yield of a representative bond index.
•

Diversification effect reflects the risk reduction achieved across various financial instrument types, counterparties, currencies and regions. The extent of diversification benefit depends on the correlation between the assets and risk factors in the portfolio at a particular time.

•

Price sensitivity measures the change in value of a portfolio to a small change in a given underlying parameter, so that component risks may be examined in isolation, and the portfolio rebalanced accordingly to achieve a desired exposure.

•

Stressed VaR enables the meaningful comparison of the risks in different businesses and asset classes under stressful conditions. Changes to rates, prices, volatilities, and spreads over a 10-day horizon from a stressful historical period are applied to current positions and determine stressed VaR.

•	IRC measures the required capital due to credit migration and default risk for debt securities held in the trading portfolios.
•	Back-testing validates the effectiveness of risk measurement through analysis of observed and theoretical profit and loss outcomes.
•	Stress testing and scenario analysis provide insight into portfolio behaviour under extreme circumstances.

68	CIBC 2020 ANNUAL REPORT

Management’s discussion and analysis

The following table provides balances on the consolidated balance sheet that are subject to market risk. Certain differences between accounting and risk classifications are detailed in the footnotes below:

$ millions, as at October 31					2020					2019
		Subject to market risk (1)					Subject to market risk
Consolidated balance sheet		Trading		Non- trading	Not subject to market risk	Consolidated balance sheet	Trading		Non- trading	Not subject to market risk	Non-traded risk primary risk sensitivity
Cash and non-interest-bearing deposits with banks	$43,531	$–		$2,445	$41,086	$3,840	$–		$1,711	$2,129	Foreign exchange
Interest-bearing deposits with banks	18,987	75		18,912	–	13,519	641		12,878	–	Interest rate
Securities	149,046	45,825		103,221	–	121,310	42,403		78,907	–	Equity, interest rate
Cash collateral on securities borrowed	8,547	–		8,547	–	3,664	–		3,664	–	Interest rate
Securities purchased under resale agreements	65,595	–		65,595	–	56,111	–		56,111	–	Interest rate
Loans
Residential mortgages	221,165	–		221,165	–	208,652	–		208,652	–	Interest rate
Personal	42,222	–		42,222	–	43,651	–		43,651	–	Interest rate
Credit card	11,389	–		11,389	–	12,755	–		12,755	–	Interest rate
Business and government	135,546	22,643	(2)	112,903	–	125,798	20,226	(2)	105,572	–	Interest rate
Allowance for credit losses	(3,540)	–		(3,540)	–	(1,915)	–		(1,915)	–	Interest rate
Derivative instruments	32,730	31,244		1,486	–	23,895	22,610		1,285	–	Interest rate,
											foreign exchange
Customers’ liability under acceptances	9,606	–		9,606	–	9,167	–		9,167	–	Interest rate
Other assets	34,727	3,364		20,613	10,750	31,157	1,957		17,985	11,215	Interest rate, equity,
											foreign exchange
	$769,551	$103,151		$614,564	$51,836	$651,604	$87,837		$550,423	$13,344
Deposits	$570,740	$484	(3)	$510,788	$59,468	$485,712	$44	(3)	$437,634	$48,034	Interest rate
Obligations related to securities sold short	15,963	13,795		2,168	–	15,635	14,721		914	–	Interest rate
Cash collateral on securities lent	1,824	–		1,824	–	1,822	–		1,822	–	Interest rate
Obligations related to securities sold under repurchase agreements	71,653	–		71,653	–	51,801	–		51,801	–	Interest rate
Derivative instruments	30,508	29,436		1,072	–	25,113	23,679		1,434	–	Interest rate,
											foreign exchange
Acceptances	9,649	–		9,649	–	9,188	–		9,188	–	Interest rate
Other liabilities	22,167	2,386		10,926	8,855	19,069	2,096		8,111	8,862	Interest rate
Subordinated indebtedness	5,712	–		5,712	–	4,684	–		4,684	–	Interest rate
	$728,216	$46,101		$613,792	$68,323	$613,024	$40,540		$515,588	$56,896

(1)

Fair value adjustments are excluded from trading activities for regulatory capital purposes, with related derivative hedges to these fair value adjustments also excluded beginning from the second quarter of 2020 (see the “Continuous enhancement to regulatory capital requirements – Regulatory developments arising from the COVID-19 pandemic” section for further details).

(2)	Excludes $291 million (2019: $115 million) of loans that are warehoused for future securitization purposes. These are considered non-trading for market risk purposes.
(3)	Comprises FVO deposits which are considered trading for market risk purposes.

Trading activities

We hold positions in traded financial contracts to meet client investment and risk management needs. Trading revenue (net interest income or non-interest income) is generated from these transactions. Trading instruments are recorded at fair value and include debt and equity securities, as well as interest rate, foreign exchange, equity, commodity, and credit derivative products.

Value-at-risk

Our VaR methodology is a statistical technique that measures the potential overnight loss at a 99% confidence level. We use a full revaluation historical simulation methodology to compute VaR, stressed VaR and other risk measures.

Although a valuable guide to risk, VaR should always be viewed in the context of its limitations. For example:

•	The use of historical data for estimating future events will not encompass all potential events, particularly those that are extreme in nature.
•

The use of a one-day holding period assumes that all positions can be liquidated, or the risks offset in one day. This may not fully reflect the market risk arising at times of severe illiquidity, when a one-day period may be insufficient to liquidate or hedge all positions fully.

•	The use of a 99% confidence level does not take into account losses that might occur beyond this level of confidence.
•	VaR is calculated on the basis of exposures outstanding at the close of business and assumes no management action to mitigate losses.

The VaR table below presents market risks by type of risk and in aggregate. The risks are interrelated and the diversification effect reflects the reduction of risk due to portfolio effects among the trading positions. Our trading risk exposures to interest rates and credit spreads arise from activities in the global debt and derivative markets, particularly from transactions in the Canadian, U.S., and European markets. The primary instruments are government and corporate debt, and interest rate derivatives. The majority of the trading exposure to foreign exchange risk arises from transactions involving the Canadian dollar, U.S. dollar, Euro, pound sterling, Australian dollar, Chinese yuan, and Japanese yen, whereas the primary risks of losses in equities are in the U.S., Canadian, and European markets. Trading exposure to commodities arises primarily from transactions involving North American natural gas, crude oil products, and precious metals.

CIBC 2020 ANNUAL REPORT	69

Management’s discussion and analysis

VaR by risk type – trading portfolio

$ millions, as at or for the year ended October 31				2020				2019
	High	Low	As at	Average	High	Low	As at	Average
Interest rate risk	$10.6	$3.5	$7.3	$6.1	$10.1	$2.8	$8.5	$5.2
Credit spread risk	12.2	1.3	7.0	5.4	2.0	0.9	1.5	1.3
Equity risk	13.5	1.5	3.7	3.8	10.4	1.7	3.4	3.1
Foreign exchange risk	7.0	0.4	2.0	1.8	4.3	0.6	2.9	2.1
Commodity risk	7.9	1.1	2.4	3.1	5.0	1.1	3.9	2.4
Debt specific risk	3.9	1.5	3.0	2.5	2.4	1.3	1.9	1.7
Diversification effect (1)	n/m	n/m	(12.1)	(14.2)	n/m	n/m	(15.3)	(10.1)
Total VaR (one-day measure)	$22.0	$3.8	$13.3	$8.5	$10.8	$3.6	$6.8	$5.7
(1)	Total VaR is less than the sum of the VaR of the different market risk types due to risk offsets resulting from a portfolio diversification effect.
n/m	Not meaningful. It is not meaningful to compute a diversification effect because the high and low may occur on different days for different risk types.

Average total VaR for the year ended October 31, 2020 was up $2.8 million from the prior year, driven primarily by increases in credit spread, interest rate, debt specific, commodity and equity risks due to the larger market shocks arising from the COVID-19 pandemic, with peak exposures occurring during March and April 2020.

Stressed VaR

The stressed VaR measure is intended to replicate the VaR calculation that would be generated for our current portfolio if the values of the relevant market risk factors were sourced from a period of stressed market conditions. The model inputs are calibrated to historical data from a continuous 12-month period of significant financial stress relevant to our current portfolio since December 2006. Our current stressed VaR period is from September 2, 2008 to August 31, 2009.

Stressed VaR by risk type – trading portfolio

$ millions, as at or for the year ended October 31				2020				2019
	High	Low	As at	Average	High	Low	As at	Average
Interest rate risk	$41.0	$8.4	$33.7	$20.2	$37.0	$8.9	$26.4	$19.4
Credit spread risk	22.6	6.1	7.1	11.5	18.1	7.9	11.1	12.1
Equity risk	26.3	–	6.9	4.2	20.2	1.4	2.2	3.9
Foreign exchange risk	22.0	1.0	9.1	7.8	29.5	0.6	6.5	10.4
Commodity risk	10.9	1.0	3.0	4.5	11.9	1.3	11.9	4.8
Debt specific risk	6.5	1.6	6.1	4.6	7.3	4.1	4.9	5.5
Diversification effect (1)	n/m	n/m	(35.7)	(33.9)	n/m	n/m	(42.0)	(40.9)
Stressed total VaR (one-day measure)	$34.1	$7.4	$30.2	$18.9	$47.1	$3.5	$21.0	$15.2
(1)	Stressed total VaR is less than the sum of the VaR of the different market risk types due to risk offsets resulting from a portfolio diversification effect.
n/m	Not meaningful. It is not meaningful to compute a diversification effect because the high and low may occur on different days for different risk types.

Average stressed total VaR for the year ended October 31, 2020 was up $3.7 million from the prior year. The increase was driven by increases in interest rate and equity risks and reduced diversification benefit, partially offset by decreases in foreign exchange risk.

Incremental risk charge

IRC is a measure of default and migration risk for debt securities held in the trading portfolios. Our IRC methodology is a statistical technique that measures the risk of issuer migration and default over a period of one year by simulating changes in issuer credit rating. Validation of the model included testing of the liquidity horizon, recovery rate, correlation, and PD and migration.

IRC – trading portfolio

$ millions, as at or for the year ended October 31				2020				2019
	High	Low	As at	Average	High	Low	As at	Average
Default risk	$205.6	$80.4	$102.6	$126.7	$268.8	$124.0	$132.1	$180.2
Migration risk	104.9	49.0	72.7	71.2	111.2	45.5	67.7	72.2
IRC (one-year measure) (1)	$279.5	$141.8	$175.3	$197.9	$371.4	$186.5	$199.8	$252.4
(1)	High and low IRC are not equal to the sum of the constituent parts, because the highs and lows of the constituent parts may occur on different days.

Average IRC for the year ended October 31, 2020 was down $54.5 million from the prior year due to a reduction in trading book bond inventory and an increase in diversification effect within our fixed income portfolio.

Back-testing

To determine the reliability of the trading VaR model, outcomes are monitored regularly through a back-testing process to test the validity of the assumptions and the parameters used in the trading VaR calculation. The back-testing process includes calculating a hypothetical or static profit and loss and comparing that result with calculated VaR. Static profit and loss represents the change in value of the prior day’s closing portfolio due to each day’s price movements, on the assumption that the portfolio remained unchanged. The back-testing process is conducted on a daily basis at the consolidated CIBC level as well as business lines and individual portfolios.

Static profit and loss in excess of the one-day VaR are investigated. The back-testing process, including the investigation of results, is performed by risk professionals who are independent of those responsible for development of the model.

Based on our back-testing results, we are able to ensure that our VaR model continues to appropriately measure risk.

During the year, there were six negative back-testing breaches of the total VaR measure at the consolidated CIBC level, driven by the extreme volatility observed in the second quarter of 2020 due to the COVID-19 pandemic and its impact on financial markets.

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Management’s discussion and analysis

Trading revenue

Trading revenue (TEB) comprises both trading net interest income and non-interest income and excludes underwriting fees and commissions. Trading revenue (TEB) in the charts below excludes certain exited portfolios.

During the year, trading revenue (TEB) was positive for 94.5% of the days. The largest gain of $47.7 million occurred on March 9, 2020, spread across multiple lines of business. The largest loss of $88.2 million occurred on March 24, 2020. It was mostly attributable to our precious metals trading business. Average daily trading revenue (TEB) was $6.4 million during the year, and the average daily TEB was $0.7 million. The large increase in VaR in March and April 2020 was a result of market volatility due to the COVID-19 pandemic.

Frequency distribution of daily 2020 trading revenue (TEB) (1)

The histogram below presents the frequency distribution of daily trading revenue (TEB) for 2020.

Trading revenue (TEB) (1) versus VaR (2)

The trading revenue (TEB) versus VaR graph below shows the current year’s daily trading revenue (TEB) against the close of business day VaR measures.

(1)	Excludes certain month-end transfer pricing and other miscellaneous adjustments.
(2)

Fair value adjustments are excluded from trading activities for regulatory capital purposes, with related derivative hedges to these fair value adjustments also excluded, beginning from the second quarter of 2020 (see the “Continuous enhancement to regulatory capital requirements – Regulatory developments arising from the COVID-19 pandemic” section for further details).

Stress testing and scenario analysis

Stress testing and scenario analysis is designed to add insight to possible outcomes of abnormal market conditions, and to highlight possible risk concentrations.

We measure the effect on portfolio values under a wide range of extreme moves in market risk factors. Our approach simulates the impact on earnings of extreme market events over a one-month time horizon, assuming that no risk-mitigating actions are taken during this period to reflect the reduced market liquidity that typically accompanies such events.

Scenarios are developed using historical market data during periods of market disruption, or are based on hypothetical impacts of economic events, political events, and natural disasters as predicted by economists, business leaders, and risk managers.

Among the historical scenarios are the 1994 period of U.S. Federal Reserve tightening, and the market events following the 2008 market crisis. The hypothetical scenarios include potential market crises originating in North America, Europe and Asia. In January 2020, the oil shock stress scenario was updated to reflect the escalation in the ongoing tensions between the U.S. and Iran. In February 2020, the Brexit “remains” scenario was discontinued. This scenario had been introduced in October 2019 to anticipate the possibility of the U.K. remaining in the European Union following a potential second Brexit referendum. However, the ratification of the U.K. withdrawal agreement by the European Parliament on January 29, 2020 had made this scenario obsolete. In August 2020, a pandemic first wave scenario was incorporated into our suite of stress scenarios. This scenario was modelled off the most substantial stress impacts from the first wave of the COVID-19 pandemic that resulted in severe disruption to financial markets between February 24 and March 23, 2020.

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Management’s discussion and analysis

Below are examples of the core stress test scenarios which are currently run on a daily basis to add insight into potential exposures under stress:

• Subprime crisis traded	• Canadian market crisis	• Quantitative easing tapering and asset price correction
• U.S. Federal Reserve tightening – 1994	• U.S. protectionism
• U.S. sovereign debt default and downgrade	• Eurozone bank crisis	• Oil crisis
• Brexit “leaves” – hard Brexit	• Pandemic first wave	• Chinese hard landing

Stress testing scenarios are periodically reviewed and amended as necessary to ensure they remain relevant. Under stress limit monitoring, limits are placed on the maximum acceptable loss based on risk appetite in aggregate, at the detailed portfolio level, and for specific asset classes.

Non-exchange traded commodity derivatives

In the normal course of business, we trade non-exchange traded commodity derivative contracts. We control and manage our non-exchange traded commodity derivatives risk through the VaR and stress testing methodologies described above. We use modelling techniques or other valuation methodologies to determine the fair value of these contracts.

The following table provides the fair value, based upon maturity of non-exchange traded commodity contracts:

$ millions, as at October 31, 2020	Positive	Negative	Net
Maturity less than 1 year	$979	$1,413	$(434)
Maturity 1–3 years	1,343	680	663
Maturity 4–5 years	472	44	428
Maturity in excess of 5 years	96	35	61
	$2,890	$2,172	$718

Non-trading activities

Structural Interest Rate Risk (SIRR)

SIRR primarily consists of the risk arising due to mismatches in assets and liabilities, which do not arise from trading and trading-related businesses. The objective of SIRR management is to lock in product margins and deliver stable and predictable net interest income over time, while managing the risk to the economic value of our assets arising from changes in interest rates.

SIRR results from differences in the maturities or repricing dates of assets and liabilities, both on- and off-balance sheet, as well as from embedded optionality in retail products, and other product features that could affect the expected timing of cash flows, such as options to pre-pay loans or redeem term deposits prior to contractual maturity. A number of assumptions affecting cash flows, product re-pricing and the administration of rates underlie the models used to measure SIRR. The key assumptions pertain to the expected funding profile of mortgage rate commitments, fixed rate loan prepayment behaviour, term deposit redemption behaviour, the treatment of non-maturity deposits and equity. All assumptions are derived empirically based on historical client behaviour, balance sheet composition and product pricing with the consideration of possible forward-looking changes. All models and assumptions used to measure SIRR are subject to independent oversight by Risk Management. A variety of cash instruments and derivatives, primarily interest rate swaps, are used to manage these risks.

The Board has oversight of the management of SIRR, approves the risk appetite and the associated SIRR risk limits. GALCO and its subcommittee, the Asset Liability Management Committee, regularly review structural market risk positions and provide senior management oversight.

In addition to Board-approved limits on earnings and economic value exposure, more granular management limits are in place to guide day-to-day management of this risk. The ALM group within Treasury is responsible for the ongoing management of structural market risk across the enterprise, with independent oversight and compliance with SIRR policy provided by Risk Management.

ALM activities are designed to manage the effects of potential interest rate movements while balancing the cost of any hedging activities on the current net revenue. To monitor and control SIRR, two primary metrics, net interest income risk and economic value of equity (EVE) risk, are assessed, in addition to stress testing, gap analysis and other market risk metrics. The net interest income sensitivity is a measure of the impact of potential changes in interest rates on the projected 12-month pre-tax net interest income of the bank’s portfolio of assets, liabilities and off-balance sheet positions in response to prescribed parallel interest rate movements with interest rates floored at zero. The EVE sensitivity is a measure of the impact of potential changes in interest rates on the market value of the bank’s assets, liabilities and off-balance sheet positions in response to prescribed parallel interest rate movements with interest rates floored at zero.

The following table shows the potential before-tax impact of an immediate and sustained 100 basis points increase and 25 basis points decrease in interest rates on projected 12-month net interest income and EVE for our structural balance sheet, assuming no subsequent hedging. While an immediate and sustained shock of 100 basis points is typically applied, and notwithstanding the possibility of negative rates, due to the low interest rate environment in both Canada and the U.S. at the end of the quarter, an immediate downward shock of 25 basis points was applied while maintaining a floor on market and client interest rates at zero. Prior period amounts have been revised to reflect the impact of a 25 basis point decrease in all interest rates.

Structural interest rate sensitivity – measures

$ millions (pre-tax), as at October 31		2020		2019
	CAD (1)	USD	CAD (1)	USD
100 basis point increase in interest rates
Increase (decrease) in net interest income	$317	$92	$192	$24
Increase (decrease) in EVE	(556)	(348)	(511)	(307)
25 basis point decrease in interest rates
Increase (decrease) in net interest income	(119)	(42)	(47)	(7)
Increase (decrease) in EVE	57	49	104	50
(1)	Includes CAD and other currency exposures.

72	CIBC 2020 ANNUAL REPORT

Management’s discussion and analysis

Foreign exchange risk

Structural foreign exchange risk primarily consists of the risk inherent in: (a) net investments in foreign operations due to changes in foreign exchange rates; and (b) foreign currency denominated RWA and foreign currency denominated capital deductions. This risk, predominantly in U.S. dollars, is managed using derivative hedges and by funding the investments in matching currencies. We actively manage this position to ensure that the potential impact on our capital ratios is within an acceptable tolerance in accordance with the policy approved by the CRO, while giving consideration to the impact on earnings and shareholders’ equity. Structural foreign exchange risk is managed by Treasury under the guidance of GALCO with monitoring and oversight by Capital Markets Risk Management.

A 1% appreciation of the Canadian dollar would reduce our shareholders’ equity as at October 31, 2020 by approximately $150 million (2019: $153 million) on an after-tax basis.

Our non-functional currency denominated earnings are converted into the functional currencies through spot or forward foreign exchange transactions. Typically, there is no significant impact of exchange rate fluctuations on our consolidated statement of income.

We hedge certain foreign currency contractual expenses using derivatives which are accounted for as cash flow hedges. The net change in fair value of these hedging derivatives included in AOCI amounted to nil (2019: $3 million) on an after-tax basis.

Derivatives held for ALM purposes

Where derivatives are held for ALM purposes, and when transactions meet the criteria specified under IFRS, we apply hedge accounting for the risks being hedged, as discussed in Notes 13 and 14 to the consolidated financial statements. Derivative hedges that do not qualify for hedge accounting treatment are referred to as economic hedges and are recorded at fair value on the consolidated balance sheet with changes in fair value recognized in the consolidated statement of income.

Economic hedges for other than FVO financial instruments may lead to income volatility because the hedged items are recorded either on a cost or amortized cost basis or recorded at fair value on the consolidated balance sheet with changes in fair value recognized through OCI. This income volatility may not be representative of the overall risk.

Equity risk

Non-trading equity risk arises primarily in our strategy and corporate development activities and our merchant banking activities. The investments comprise public and private equities, investments in limited partnerships, and equity-accounted investments.

The following table provides the amortized cost and fair values of our non-trading equities:

$ millions, as at October 31		Cost	Fair value
2020	Equity securities designated at FVOCI	$576	$585
	Equity-accounted investments in associates (1)	71	93
		$647	$678
2019	Equity securities designated at FVOCI	$533	$602
	Equity-accounted investments in associates (1)	57	85
		$590	$687
(1)	Excludes our equity-accounted joint ventures. See Note 26 to the consolidated financial statements for further details.

Pension risk

A number of defined benefit pension plans are operated globally. As at October 31, 2020, our consolidated defined benefit pension plans were in a net asset position of $185 million, compared with $116 million as at October 31, 2019. The change in the net asset position of our pension plans is disclosed in Note 19 to the consolidated financial statements.

Our Canadian pension plans represent approximately 92% of our pension plans, the most significant of which is our principal Canadian pension plan (the CIBC Pension Plan). The estimated impact on our Canadian defined benefit obligations of a 100 basis point change in the discount rate is disclosed in Note 19 to the consolidated financial statements.

The MRCC is responsible for sound governance and oversight, and delegates management authority to the Pension Benefits Management Committee (PBMC). An appropriate investment strategy for the CIBC Pension Plan is set through a statement of investment objectives, policies and procedures.

Within Treasury, the Pension Investment Management department is responsible for developing and implementing custom investment strategies to sustainably deliver pension benefits within manageable risk tolerances and capital impacts. Key risks include actuarial risks (such as longevity risk), interest rate risk, currency risk, market (investment) risk, and health-care cost inflation risks.

The CIBC Pension Plan principally manages these risk exposures through its liability-driven investment strategy, which includes the use of derivatives for risk management and rebalancing purposes, as well as the ability to enhance returns. The use of derivatives within the CIBC Pension Plan is governed by the plan’s derivatives policy that was approved by the PBMC. The fair value of derivatives held in the CIBC Pension Plan is disclosed in Note 19 to the consolidated financial statements.

A principal risk for the CIBC Pension Plan is interest rate risk which it mitigates through a combination of physical bonds and a bond overlay program funded through the use of repurchase agreements. The plan also operates a currency overlay strategy, which may use forwards or similar instruments, to manage and mitigate its currency risk. Investment risk is mitigated through a multi-asset portfolio construction process that diversifies across a variety of market risk drivers.

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Management’s discussion and analysis

Liquidity risk

Liquidity risk is the risk of having insufficient cash or its equivalent in a timely and cost-effective manner to meet financial obligations as they come due. Common sources of liquidity risk inherent in banking services include unanticipated withdrawals of deposits, the inability to replace maturing debt, credit and liquidity commitments, and additional pledging or other collateral requirements.

CIBC’s approach to liquidity risk management supports our business strategy, aligns with our risk appetite and adheres to regulatory expectations.

Our management strategies, objectives and practices are regularly reviewed to align with changes to the liquidity environment, including regulatory, business and/or market developments. Liquidity risk remains within CIBC’s risk appetite.

Governance and management

We manage liquidity risk in a manner that enables us to withstand a liquidity stress event without an adverse impact on the viability of our operations. Actual and anticipated cash flows generated from on- and off-balance sheet exposures are routinely measured and monitored to ensure compliance with established limits. CIBC incorporates stress testing into its management and measurement of liquidity risk. Stress test results assist with the development of our liquidity assumptions, identification of potential constraints to funding planning, and contribute to the design of CIBC’s contingency funding plan.

Liquidity risk is managed using the three lines of defence model, and the ongoing management of liquidity risk is the responsibility of the Treasurer, supported by guidance from GALCO.

The Treasurer is responsible for managing the activities and processes required for measurement, reporting and monitoring of CIBC’s liquidity risk position – this is the first line of defence.

The Liquidity and Non-Trading Market Risk group within Capital Markets Risk Management provides independent oversight of the measurement, monitoring and control of liquidity risk, as the second line of defence.

Internal audit is the third line of defence providing reasonable assurance to senior management and the Audit Committee of the Board on the effectiveness of CIBC’s governance practices, risk management processes, and internal control as part of its risk-based audit plan and in accordance with its mandate as described in the Internal Audit Charter.

The GALCO governs CIBC’s liquidity risk management, ensuring the liquidity risk management methodologies, assumptions, and key metrics such as the Liquidity Horizon, are regularly reviewed and consider CIBC’s business activities. The Liquidity Risk Management Committee, a subcommittee of GALCO, is responsible for ensuring that CIBC’s liquidity risk profile is comprehensively measured and managed in alignment with CIBC’s strategic direction, risk appetite and regulatory requirements.

The RMC approves CIBC’s liquidity risk management policy, and recommends liquidity risk tolerance to the Board through the risk appetite statement.

Policies

Our liquidity risk management policy requires a sufficient amount of available unencumbered liquid assets and diversified funding sources to meet anticipated liquidity needs in both normal and stressed conditions. CIBC branches and subsidiaries possessing unique liquidity characteristics, due to distinct businesses or jurisdictional requirements, maintain local liquidity practices in alignment with CIBC’s liquidity risk management policy.

CIBC’s pledging policy sets out consolidated limits for the pledging of CIBC’s assets across a broad range of financial activities. These limits ensure unencumbered liquid assets are available for liquidity purposes.

We maintain a detailed global contingency funding plan that sets out the strategies for addressing liquidity shortfalls in emergency and unexpected situations, and delineates the requirements necessary to manage a range of stress conditions, establishes lines of responsibility, articulates implementation, and defines escalation procedures, and is aligned to CIBC’s risk appetite. In order to reflect CIBC’s organizational complexity, regional and subsidiary contingency funding plans are maintained to respond to liquidity stresses unique to the jurisdictions within which CIBC operates, and support CIBC as an enterprise.

Risk measurement

Our liquidity risk tolerance is defined by our risk appetite statement, which is approved annually by the Board, and forms the basis for the delegation of liquidity risk authority to senior management. We use both regulatory-driven and internally developed liquidity risk metrics to measure our liquidity risk exposure. Internally, our liquidity position is measured using the Liquidity Horizon, which combines contractual and behavioural cash flows to measure the future point in time when projected cumulative cash outflows exceed cash inflows under a combined CIBC-specific and market-wide stress scenario. Expected and potential anticipated inflows and outflows of funds generated from on- and off-balance sheet exposures are measured and monitored on a daily basis to ensure compliance with established limits. These cash flows incorporate both contractual and behavioural on- and off-balance sheet cash flows.

Our liquidity measurement system provides liquidity risk exposure reports that include the calculation of the internal liquidity stress tests and regulatory reporting such as the LCR, Net Stable Funding Ratio (NSFR) and Net Cumulative Cash Flow (NCCF). Our liquidity management also incorporates the monitoring of our unsecured wholesale funding position and funding capacity.

Risk appetite

CIBC’s risk appetite statement ensures prudent management of liquidity risk by outlining qualitative considerations and quantitative metrics including the LCR and Liquidity Horizon. Quantitative metrics are measured and managed to a set of limits approved by Risk Management.

Stress testing

A key component of our liquidity risk management, and complementing our assessments of liquidity risk exposure, is liquidity risk stress testing. Liquidity stress testing involves the application of name-specific and market-wide stress scenarios at varying levels of severity to assess the amount of available liquidity required to satisfy anticipated obligations as they come due. The scenarios model potential liquidity and funding requirements in the event of unsecured wholesale funding and deposit run-off, contingent liquidity utilization, and liquid asset marketability.

74	CIBC 2020 ANNUAL REPORT

Management’s discussion and analysis

Liquid assets

Available liquid assets include unencumbered cash and marketable securities from on- and off-balance sheet sources, that can be used to access funding in a timely fashion. Encumbered liquid assets, composed of assets pledged as collateral and those assets that are deemed restricted due to legal, operational, or other purposes, are not considered as sources of available liquidity when measuring liquidity risk.

Encumbered and unencumbered liquid assets from on- and off-balance sheet sources are summarized as follows:

$ millions, as at October 31		Bank owned liquid assets	Securities received as collateral	Total liquid assets	Encumbered liquid assets	Unencumbered liquid assets (1)
2020	Cash and deposits with banks	$62,518	$–	$62,518	$133	$62,385
	Securities issued or guaranteed by sovereigns, central banks, and multilateral development banks	112,403	92,202	204,605	108,425	96,180
	Other debt securities	4,798	4,288	9,086	2,603	6,483
	Equities	27,169	15,924	43,093	21,449	21,644
	Canadian government guaranteed National Housing Act mortgage-backed securities	40,592	895	41,487	13,084	28,403
	Other liquid assets (2)	10,909	2,109	13,018	5,441	7,577
		$258,389	$115,418	$373,807	$151,135	$222,672
2019	Cash and deposits with banks	$17,359	$–	$17,359	$784	$16,575
	Securities issued or guaranteed by sovereigns, central banks, and multilateral development banks	85,881	86,205	172,086	100,203	71,883
	Other debt securities	4,928	3,139	8,067	1,838	6,229
	Equities	26,441	15,766	42,207	23,623	18,584
	Canadian government guaranteed National Housing Act mortgage-backed securities	41,378	876	42,254	11,627	30,627
	Other liquid assets (2)	11,196	463	11,659	6,864	4,795
		$187,183	$106,449	$293,632	$144,939	$148,693

(1)	Unencumbered liquid assets are defined as on-balance sheet assets, assets borrowed or purchased under resale agreements, and other off-balance sheet collateral received less encumbered liquid assets.
(2)	Includes cash pledged as collateral for derivatives transactions, select ABS and precious metals.

The following table summarizes unencumbered liquid assets held by CIBC (parent) and its domestic and foreign subsidiaries:

$ millions, as at October 31	2020	2019
CIBC (parent)	$170,936	$108,878
Domestic subsidiaries	12,355	8,588
Foreign subsidiaries	39,381	31,227
	$222,672	$148,693

Asset haircuts and monetization depth assumptions under a liquidity stress scenario are applied to determine asset liquidity value. Haircuts take into consideration those margins applicable at central banks – such as the Bank of Canada and the U.S. Federal Reserve Bank – historical observations, and securities characteristics including asset type, issuer, credit ratings, currency and remaining term to maturity, as well as available regulatory guidance.

Our unencumbered liquid assets increased $74.0 billion since October 31, 2019, primarily due to investments in liquid assets from funding proceeds, including deposit growth.

Furthermore, CIBC maintains access eligibility to the Bank of Canada’s Emergency Lending Assistance program and the U.S. Federal Reserve Bank’s Discount Window.

Asset encumbrance

In the course of CIBC’s day-to-day operations, securities and other assets are pledged to secure obligations, participate in clearing and settlement systems and other collateral management purposes.

The following table provides a summary of our total on- and off-balance sheet encumbered and unencumbered assets:

		Encumbered		Unencumbered		Total assets
$ millions, as at October 31		Pledged as collateral	Other (1)	Available as collateral	Other (2)
2020	Cash and deposits with banks	$–	$133	$62,385	$–	$62,518
	Securities	127,974	678	132,493	–	261,145
	Loans, net of allowance (3)	7,946	42,291	34,103	322,441	406,781
	Other assets	4,950	–	2,731	69,382	77,063
		$140,870	$43,102	$231,712	$391,823	$807,507
2019	Cash and deposits with banks	$–	$784	$16,575	$–	$17,359
	Securities	121,349	283	102,867	–	224,499
	Loans, net of allowance (3)	2,000	40,204	35,073	310,688	387,965
	Other assets	6,186	–	1,815	56,218	64,219
		$129,535	$41,271	$156,330	$366,906	$694,042

(1)	Includes assets supporting CIBC’s long-term funding activities and assets restricted for legal or other reasons, such as restricted cash.
(2)	Other unencumbered assets are not subject to any restrictions on their use to secure funding or as collateral, however they are not considered immediately available to existing borrowing programs.
(3)	Loans included as available as collateral represent the loans underlying National Housing Act mortgage-backed securities and Federal Home Loan Banks eligible loans.

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Management’s discussion and analysis

Restrictions on the flow of funds

Our subsidiaries are not subject to significant restrictions that would prevent transfers of funds, dividends or capital distributions. However, certain subsidiaries have different capital and liquidity requirements, established by applicable banking and securities regulators.

We monitor and manage our capital and liquidity requirements across these entities to ensure that resources are used efficiently and entities are in compliance with local regulatory and policy requirements.

Liquidity coverage ratio

The objective of the LCR is to promote short-term resilience of a bank’s liquidity risk profile, ensuring that it has adequate unencumbered high quality liquid resources to meet its liquidity needs in a 30-day acute stress scenario. Canadian banks are required to achieve a minimum LCR value of 100%. CIBC is in compliance with this requirement.

In accordance with the calibration methodology contained in OSFI’s Liquidity Adequacy Requirements (LAR) Guideline, CIBC reports the LCR to OSFI on a monthly basis. The ratio is calculated as follows:

Total HQLA	≥ 100%
Total net cash outflows over the next 30 calendar days

The LCR’s numerator consists of unencumbered HQLA, which follow an OSFI-defined set of eligibility criteria that considers fundamental and market-related characteristics, and relative ability to operationally monetize assets on a timely basis during a period of stress. CIBC’s centrally-managed liquid asset portfolio includes those liquid assets reported in the HQLA, such as central government treasury bills and bonds, central bank deposits and high-rated sovereign, agency, provincial, and corporate securities. Asset eligibility limitations inherent in the LCR metric do not necessarily reflect CIBC’s internal assessment of its ability to monetize its marketable assets under stress.

The ratio’s denominator reflects net cash outflows expected in the LCR’s stress scenario over the 30-calendar-day period. Expected cash outflows represent LCR-defined withdrawal or draw-down rates applied against outstanding liabilities and off-balance sheet commitments, respectively. Significant contributors to CIBC’s LCR outflows include business and financial institution deposit run-off, draws on undrawn lines of credit and unsecured debt maturities. Cash outflows are partially offset by cash inflows, which are calculated at LCR-prescribed inflow rates, and include performing loan repayments and maturing non-HQLA marketable assets.

During a period of financial stress, institutions may use their stock of HQLA, thereby falling below 100%, as maintaining the LCR at 100% under such circumstances could produce undue negative effects on the institution and other market participants.

The LCR is disclosed using a standard OSFI-prescribed disclosure template.

$ millions, average of the three months ended October 31, 2020		Total unweighted value (1)	Total weighted value (2)
HQLA
1	HQLA	n/a	$187,227
Cash outflows
2	Retail deposits and deposits from small business customers, of which:	$192,848	15,531
3	Stable deposits	69,388	2,082
4	Less stable deposits	123,460	13,449
5	Unsecured wholesale funding, of which:	192,148	95,577
6	Operational deposits (all counterparties) and deposits in networks of cooperative banks	58,055	13,953
7	Non-operational deposits (all counterparties)	108,089	55,620
8	Unsecured debt	26,004	26,004
9	Secured wholesale funding	n/a	4,437
10	Additional requirements, of which:	120,902	28,183
11	Outflows related to derivative exposures and other collateral requirements	20,664	9,371
12	Outflows related to loss of funding on debt products	3,165	3,165
13	Credit and liquidity facilities	97,073	15,647
14	Other contractual funding obligations	3,427	3,427
15	Other contingent funding obligations	302,688	5,990
16	Total cash outflows	n/a	153,145
Cash inflows
17	Secured lending (e.g. reverse repos)	72,304	9,622
18	Inflows from fully performing exposures	22,399	9,404
19	Other cash inflows	4,675	4,675
20	Total cash inflows	$99,378	$23,701
			Total adjusted value
21	Total HQLA	n/a	$187,227
22	Total net cash outflows	n/a	$129,444
23	LCR	n/a	145%
$ millions, average of the three months ended July 31, 2020			Total adjusted value
24	Total HQLA	n/a	$177,967
25	Total net cash outflows	n/a	$118,553
26	LCR	n/a	150%

(1)

Unweighted inflow and outflow values are calculated as outstanding balances maturing or callable within 30 days of various categories or types of liabilities, off-balance sheet items or contractual receivables.

(2)	Weighted values are calculated after the application of haircuts (for HQLA) and inflow and outflow rates prescribed by OSFI.
n/a	Not applicable as per the LCR common disclosure template.

Our average LCR as at October 31, 2020 decreased to 145% from 150% in the prior quarter, mainly due to higher net cash outflows, partially offset by an increase in HQLA.

76	CIBC 2020 ANNUAL REPORT

Management’s discussion and analysis

CIBC considers the impact of its business decisions on the LCR and other liquidity risk metrics that it regularly monitors as part of a robust liquidity risk management function. Variables that can impact the ratio month-over-month include, but are not limited to, items such as wholesale funding activities and maturities, strategic balance sheet initiatives, and transactions and market conditions affecting collateral. Furthermore, CIBC reports the LCR to OSFI in multiple currencies, and thus measures the extent of potential currency mismatch under the ratio. CIBC predominantly operates in major currencies with deep and fungible foreign exchange markets.

Reporting of the LCR is calibrated centrally by CIBC Treasury, in conjunction with CIBC’s SBUs and other functional groups.

Funding

CIBC funds its operations with client-sourced deposits, supplemented with a wide range of wholesale funding.

CIBC’s principal approach aims to fund its consolidated balance sheet with deposits primarily raised from personal and commercial banking channels. CIBC maintains a foundation of relationship-based core deposits, whose stability is regularly evaluated through internally developed statistical assessments.

We routinely access a range of short-term and long-term secured and unsecured funding sources diversified by geography, depositor type, instrument, currency and maturity. We raise long-term funding from existing programs including covered bonds, asset securitizations and unsecured debt.

CIBC continuously evaluates opportunities to diversify into new funding products and investor segments in an effort to maximize funding flexibility and minimize concentration and financing costs. We regularly monitor wholesale funding levels and concentrations to internal limits consistent with our desired liquidity risk profile.

GALCO and RMC review and approve CIBC’s funding plan, which incorporates projected asset and liability growth, funding maturities, and output from our liquidity position forecasting.

The following table provides the contractual maturity profile of CIBC’s wholesale funding sources at their carrying values:

$ millions, as at October 31, 2020	Less than 1 month	1–3 months	3–6 months	6–12 months	Less than 1 year total	1–2 years	Over 2 years	Total
Deposits from banks (1)	$6,378	$362	$719	$56	$7,515	$–	$–	$7,515
Certificates of deposit and commercial paper	7,375	10,391	6,283	25,712	49,761	141	–	49,902
Bearer deposit notes and bankers’ acceptances	636	1,311	1,168	73	3,188	–	–	3,188
Asset-backed commercial paper	–	–	–	–	–	–	–	–
Senior unsecured medium-term notes (2)	2,750	1,523	3,884	3,501	11,658	6,358	27,380	45,396
Senior unsecured structured notes	–	–	–	186	186	–	–	186
Covered bonds/asset-backed securities
Mortgage securitization	–	1,158	242	2,268	3,668	2,549	12,677	18,894
Covered bonds	–	655	374	2,576	3,605	8,325	7,667	19,597
Cards securitization	–	–	–	852	852	–	808	1,660
Subordinated liabilities	–	–	–	–	–	–	5,712	5,712
Other	–	–	–	–	–	275	9	284
	$17,139	$15,400	$12,670	$35,224	$80,433	$17,648	$54,253	$152,334
Of which:
Secured	$–	$1,813	$616	$5,696	$8,125	$10,874	$21,152	$40,151
Unsecured	17,139	13,587	12,054	29,528	72,308	6,774	33,101	112,183
	$17,139	$15,400	$12,670	$35,224	$80,433	$17,648	$54,253	$152,334
October 31, 2019	$12,037	$14,736	$25,065	$27,679	$79,517	$17,163	$51,113	$147,793

(1)	Includes non-negotiable term deposits from banks.
(2)	Includes wholesale funding liabilities which are subject to conversion under bail-in regulations. See the “Capital management” section for additional details.

CIBC’s wholesale funding is diversified by currency as demonstrated in the table that follows:

$ billions, as at October 31		2020		2019
CAD	$50.8	33%	$49.2	33%
USD	75.4	50	73.0	50
Other	26.1	17	25.6	17
	$152.3	100%	$147.8	100%

We manage liquidity risk in a manner that enables us to withstand severe liquidity stress events. Wholesale funding may present a higher risk of run-off in stress situations, and we maintain significant portfolios of unencumbered liquid assets to mitigate this risk. See the “Liquid assets” section for additional details.

Funding plan

Our funding plan is updated at least quarterly, or in response to material changes in underlying assumptions and business developments. The plan incorporates projected asset and liability growth from our ongoing operations, and the output from our liquidity position forecasting.

CIBC 2020 ANNUAL REPORT	77

Management’s discussion and analysis

Credit ratings

CIBC’s access to and cost of wholesale funding are dependent on multiple factors, among them credit ratings provided by rating agencies. Rating agencies’ opinions are based upon internal methodologies, and are subject to change based on factors including, but not limited to, financial strength, competitive position, macroeconomic backdrop and liquidity positioning. On April 3, 2020, Fitch revised the rating outlook for seven Canadian banks, including CIBC, from stable to negative due to the disruption to economic activity and financial markets from the COVID-19 pandemic.

Our credit ratings are summarized in the following table:

As at October 31, 2020	DBRS	Fitch	Moody’s	S&P
Deposit/Counterparty (1)	AA	AA	Aa2	A+
Legacy senior debt (2)	AA	AA	Aa2	A+
Senior debt (3)	AA(L)	AA-	A2	BBB+
Subordinated indebtedness	A(H)	A	Baa1	BBB+
Subordinated indebtedness – NVCC (4)	A(L)	A	Baa1	BBB
Limited recourse capital notes – NVCC (4)	BBB(H)	n/a	Baa3	BB+
Preferred shares – NVCC (4)	Pfd-2	n/a	Baa3	P-3(H)
Short-term debt	R-1(H)	F1+	P-1	A-1
Outlook	Stable	Negative	Stable	Stable

(1)	DBRS Long-Term Issuer Rating; Moody’s Long-Term Deposit and Counterparty Risk Assessment Rating; S&P’s Issuer Credit Rating; Fitch Long-Term Deposit Rating and Derivative Counterparty Rating.
(2)	Includes senior debt issued prior to September 23, 2018 as well as senior debt issued on or after September 23, 2018 which is not subject to bail-in regulations.
(3)	Comprises liabilities which are subject to conversion under bail-in regulations. See the “Capital management” section for additional details.
(4)	Comprises instruments which are treated as NVCC in accordance with OSFI’s CAR Guideline.
n/a	Not applicable.

Additional collateral requirements for rating downgrades

We are required to deliver collateral to certain derivative counterparties in the event of a downgrade to our current credit risk rating. The collateral requirement is based on MTM exposure, collateral valuations, and collateral arrangement thresholds, as applicable. The following table presents the additional cumulative collateral requirements for rating downgrades:

$ billions, as at October 31	2020	2019
One-notch downgrade	$0.1	$0.1
Two-notch downgrade	0.2	0.2
Three-notch downgrade	0.3	0.3

Regulatory developments concerning liquidity

In April 2019, OSFI issued final NSFR guidelines following industry and public consultation, clarifying details of the NSFR implementation and its application to the Canadian financial sector. Derived from the BCBS’s Basel III framework and incorporated into OSFI’s LAR Guideline, the NSFR standard aims to promote long-term resilience of the financial sector by ensuring banks maintain a sustainable funding structure appropriate to the composition of their assets and off-balance sheet activities. D-SIBs were required to comply with the final NSFR guidelines beginning January 2020. In April 2019, OSFI also issued “Net Stable Funding Ratio Disclosure Requirements”, which requires public disclosures to be produced beginning in the first quarter of 2021. Consistent with the requirements, we submit the NSFR on a quarterly basis to OSFI and to the BCBS twice annually.

In December 2019, OSFI issued revisions to “Guideline B-6 – Liquidity Principles” for implementation on January 1, 2020. The guideline sets out the principles that provide the framework within which OSFI assesses the content and effectiveness of institutions’ management of liquidity risk. The changes aim to ensure that the guideline remains current and relevant and to provide additional clarity on OSFI’s expectations regarding institutions’ liquidity risk management practices. CIBC maintains a liquidity management framework that is periodically assessed to ensure it aligns with the bank’s risk appetite as well as the prudential standards outlined in the guideline.

Developments related to the COVID-19 pandemic

As a result of economic instability caused by the COVID-19 pandemic, global central banks and government agencies instituted a series of measures to support the continuous functioning of financial markets through the provision of liquidity. The Bank of Canada introduced the BAPF, the expansion of asset buyback programs, and increases in the size, frequency and collateral eligibility of term repo operations. In light of improving financial market conditions, the Bank of Canada recently pared back some of these temporary measures and discontinued the BAPF. The Bank of Canada continues to monitor market conditions and may revisit programs if warranted.

As part of the Government of Canada’s COVID-19 Economic Response Plan, the Insured Mortgage Purchase Program (IMPP) was revised to purchase up to $150 billion of insured mortgage pools through the CMHC.

In addition, the Bank of Canada introduced the Standing Term Liquidity Facility (STLF), a permanent program that complements existing tools to provide liquidity and enhance the resilience of the Canadian financial system.

Participation in these programs, as and when appropriate, complements CIBC’s liquidity and funding strategy, which includes the objective of maintaining the strength and soundness of our consolidated balance sheet. CIBC remains well positioned to meet cash flow expectations and the needs of our clients throughout the COVID-19 pandemic.

See the “Regulatory developments arising from the COVID-19 pandemic” section for additional details on announcements made by OSFI and the BCBS in response to changes in market conditions arising from the COVID-19 pandemic.

78	CIBC 2020 ANNUAL REPORT

Management’s discussion and analysis

Contractual obligations

Contractual obligations give rise to commitments of future payments affecting our short- and long-term liquidity and capital resource needs. These obligations include financial liabilities, credit and liquidity commitments, and other contractual obligations.

Assets and liabilities

The following table provides the contractual maturity profile of our on-balance sheet assets, liabilities and equity at their carrying values. Contractual analysis is not representative of CIBC’s liquidity risk exposure, however this information serves to inform CIBC’s management of liquidity risk, and provide input when modelling a behavioural balance sheet.

$ millions, as at October 31, 2020	Less than 1 month	1–3 months	3–6 months	6–9 months	9–12 months	1–2 years	2–5 years	Over 5 years	No specified maturity	Total
Assets
Cash and non-interest-bearing deposits with banks	$43,531	$–	$–	$–	$–	$–	$–	$–	$–	$43,531
Interest-bearing deposits with banks (1)	18,987	–	–	–	–	–	–	–	–	18,987
Securities	4,971	3,087	7,007	5,028	3,624	18,920	46,554	31,288	28,567	149,046
Cash collateral on securities borrowed	8,547	–	–	–	–	–	–	–	–	8,547
Securities purchased under resale agreements	35,089	13,080	12,751	2,666	2,009	–	–	–	–	65,595
Loans
Residential mortgages	1,606	3,336	8,242	12,057	11,511	47,032	128,430	8,302	649	221,165
Personal	955	646	1,171	1,223	1,148	450	3,183	3,219	30,227	42,222
Credit card	239	478	718	718	718	2,870	5,648	–	–	11,389
Business and government	15,539	5,463	6,908	7,116	6,806	25,055	43,212	16,687	8,760	135,546
Allowance for credit losses	–	–	–	–	–	–	–	–	(3,540)	(3,540)
Derivative instruments	2,052	4,700	2,436	1,807	1,267	3,651	6,292	10,525	–	32,730
Customers’ liability under acceptances	8,818	707	68	10	3	–	–	–	–	9,606
Other assets	–	–	–	–	–	–	–	–	34,727	34,727
	$140,334	$31,497	$39,301	$30,625	$27,086	$97,978	$233,319	$70,021	$99,390	$769,551
October 31, 2019	$86,873	$37,026	$27,740	$26,478	$23,115	$78,483	$201,231	$59,883	$110,775	$651,604
Liabilities
Deposits (2)	$28,774	$28,222	$34,292	$41,705	$24,248	$28,399	$52,712	$11,488	$320,900	$570,740
Obligations related to securities sold short	15,963	–	–	–	–	–	–	–	–	15,963
Cash collateral on securities lent	1,824	–	–	–	–	–	–	–	–	1,824
Obligations related to securities sold under repurchase agreements	41,136	6,904	21,607	81	425	1,500	–	–	–	71,653
Derivative instruments	1,969	4,645	2,792	2,049	1,800	3,079	5,542	8,632	–	30,508
Acceptances	8,861	707	68	10	3	–	–	–	–	9,649
Other liabilities	25	50	75	74	79	295	684	584	20,301	22,167
Subordinated indebtedness	–	–	–	–	–	–	–	5,712	–	5,712
Equity	–	–	–	–	–	–	–	–	41,335	41,335
	$98,552	$40,528	$58,834	$43,919	$26,555	$33,273	$58,938	$26,416	$382,536	$769,551
October 31, 2019	$88,803	$43,539	$44,607	$33,034	$26,078	$31,643	$54,407	$22,781	$306,712	$651,604

(1)	Cash includes interest-bearing demand deposits with the Bank of Canada.
(2)

Comprises $202.2 billion (2019: $178.1 billion) of personal deposits; $351.6 billion (2019: $296.4 billion) of business and government deposits and secured borrowings; and $17.0 billion (2019: $11.2 billion) of bank deposits.

The changes in the contractual maturity profile were primarily due to the natural migration of maturities and also reflect the impact of our regular business activities.

Credit-related commitments

The following table provides the contractual maturity of notional amounts of credit-related commitments. Since a significant portion of commitments are expected to expire without being drawn upon, the total of the contractual amounts is not representative of future liquidity requirements.

$ millions, as at October 31, 2020	Less than 1 month	1–3 months	3– 6 months	6–9 months	9–12 months	1–2 years	2–5 years	Over 5 years	No specified maturity (1)	Total
Unutilized credit commitments	$989	$8,554	$4,819	$4,601	$4,127	$19,575	$50,595	$1,672	$173,157	$268,089
Securities lending (2)	33,483	2,779	2,924	–	–	–	–	–	–	39,186
Standby and performance letters of credit	2,769	2,567	2,070	3,567	2,140	785	625	42	–	14,565
Backstop liquidity facilities	3	10,480	1,361	627	145	278	13	–	–	12,907
Documentary and commercial letters of credit	81	71	14	3	15	–	12	–	–	196
Other	2,149	–	–	–	–	–	–	–	–	2,149
	$39,474	$24,451	$11,188	$8,798	$6,427	$20,638	$51,245	$1,714	$173,157	$337,092
October 31, 2019	$42,113	$21,669	$9,059	$8,063	$5,825	$14,784	$50,210	$2,979	$158,076	$312,778

(1)	Includes $131.3 billion (2019: $122.0 billion) of personal, home equity and credit card lines, which are unconditionally cancellable at our discretion.
(2)	Excludes securities lending of $1.8 billion (2019: $1.8 billion) for cash because it is reported on the consolidated balance sheet.

CIBC 2020 ANNUAL REPORT	79

Management’s discussion and analysis

Other contractual obligations

The following table provides the contractual maturities of other contractual obligations affecting our funding needs:

$ millions, as at October 31, 2020 (1)	Less than 1 month	1–3 months	3–6 months	6–9 months	9–12 months	1–2 years	2–5 years	Over 5 years	Total
Purchase obligations (2)	$99	$205	$174	$179	$138	$440	$621	$182	$2,038
Future lease commitments	–	1	8	10	12	48	166	1,249	1,494
Investment commitments	1	4	–	1	4	–	8	194	212
Pension contributions (3)	17	33	49	49	50	–	–	–	198
Underwriting commitments	94	–	–	–	–	–	–	–	94
	$211	$243	$231	$239	$204	$488	$795	$1,625	$4,036
October 31, 2019	$222	$335	$399	$365	$344	$981	$1,882	$3,582	$8,110

(1)

Effective November 1, 2019, this table excludes operating lease obligations that are accounted for under IFRS 16, which resulted in on-balance recognition for most operating lease commitments. Lease obligations that are not accounted for under IFRS 16, including those related to future starting lease commitments for which we have not yet recognized a lease liability and right-of-use asset, continue to be recognized in this table. Following our adoption of IFRS 16, this table also excludes operating and tax expenses relating to lease commitments. For further details about our transition to IFRS 16, see Note 8 to our consolidated financial statements.

(2)

Obligations that are legally binding agreements whereby we agree to purchase products or services with specific minimum or baseline quantities defined at fixed, minimum or variable prices over a specified period of time are defined as purchase obligations. Purchase obligations are included through to the termination date specified in the respective agreements, even if the contract is renewable. Many of the purchase agreements for goods and services include clauses that would allow us to cancel the agreement prior to expiration of the contract within a specific notice period. However, the amount above includes our obligations without regard to such termination clauses (unless actual notice of our intention to terminate the agreement has been communicated to the counterparty). The table excludes purchases of debt and equity instruments that settle within standard market time frames.

(3)

Includes estimated minimum funding contributions for our funded defined benefit pension plans in Canada, the U.S., the U.K., and the Caribbean. Estimated minimum funding contributions are included only for the next annual period as the minimum contributions are affected by various factors, such as market performance and regulatory requirements, and therefore are subject to significant variability.

Other risks

Strategic risk

Strategic risk is the risk of ineffective or improper implementation of business strategies, including mergers, acquisitions and divestitures. It includes the potential financial loss due to the failure of organic growth initiatives or failure to respond appropriately to changes in the business environment. For additional details on corporate transactions, see the “Top and emerging risks” section.

Oversight of strategic risk is the responsibility of the ExCo and the Board. At least annually, the CEO outlines the process and presents the strategic business plan to the Board for review and approval. The Board reviews the plan in light of management’s assessment of emerging market trends, the competitive environment, potential risks and other key issues.

One of the tools for measuring, monitoring and controlling strategic risk is attribution of economic capital against this risk. Our economic capital models include a strategic risk component for those businesses utilizing capital to fund an acquisition or a significant organic growth strategy.

Insurance risk

Insurance risk is the risk of loss arising from the obligation to pay out benefits and expenses on insurance policies in excess of expected amounts. Unfavourable actual experience could emerge due to adverse fluctuations in timing, size and frequency of actual claims (e.g., mortality, morbidity), policyholder behaviour (e.g., cancellation of coverage), or associated expenses.

Insurance contracts provide financial compensation to the beneficiary in the event of an insured risk occurring in exchange for premiums. We are exposed to insurance risk in our life insurance business and in our reinsurance business within the respective subsidiaries.

Senior management of the insurance and reinsurance subsidiaries have primary responsibility for managing insurance risk with oversight by Risk Management. The insurance and reinsurance subsidiaries also have their own boards of directors, and an independent Appointed Actuary who provide additional input to risk management oversight. Processes and oversight are in place to manage the risk to our insurance business. Underwriting risk on business assumed is managed through risk policies that limit exposure to an individual life, to certain types of business and to regions.

Our risk governance practices ensure strong independent oversight and control of risk within the insurance businesses. The subsidiaries’ boards outline the internal risk and control structure to manage insurance risk, which includes risk, capital and control policies, processes as well as limits and governance. Senior management of the insurance and reinsurance subsidiaries and Risk Management attend the subsidiaries’ board meetings.

Operational risk

Operational risk is the risk of loss resulting from people, inadequate or failed internal processes and systems, or from external events.

As part of the normal course of business, CIBC is exposed to operational risks in its business activities and external environment. Our comprehensive Operational Risk Management Policy, supported by policies, tools, systems and governance structure, is used to mitigate operational risks. We continuously monitor our operational risk profile to ensure we are operating within CIBC’s approved risk appetite.

Governance and management

Operational risk is managed through the three lines of defence model and articulated in the Operational Risk Management Policy.

(i)

As the first line of defence, CIBC’s SBUs and functional groups own the risks and are accountable and responsible for identifying and assessing risks inherent in their activities in accordance with the CIBC risk appetite. In addition, they establish and maintain controls to mitigate such risks. The first line of defence may include control groups within the relevant area to facilitate the control framework and other risk-related processes. Control groups provide subject matter expertise to the business lines and/or implement and maintain enterprise-wide control programs and activities. While control groups collaborate with the lines of business in identifying and managing risk, they also challenge risk decisions and risk mitigation strategies.

(ii)

The second line of defence is independent from the first line of defence and provides an enterprise-wide view of specific risk types, guidance and effective challenge to risk and control activities. Risk Management is the primary second line of defence. Risk Management may leverage or rely on subject matter expertise of other groups (e.g., third parties or control groups) to better inform their independent assessments, as appropriate.

(iii)

As the third line of defence, CIBC’s internal audit function provides reasonable assurance to senior management and the Audit Committee of the Board on the effectiveness of CIBC’s governance practices, risk management processes, and internal control as part of its risk-based audit plan and in accordance with its mandate as described in the Internal Audit Charter.

A strong risk culture and communication between the three lines of defence are important characteristics of effective risk management.

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Management’s discussion and analysis

Global Operational Risk Management (GORM) oversees CIBC’s operational risk exposures. The Head of GORM chairs the Operational Risk and Control Committee (ORCC), a subcommittee of the GRC, with representation from SBUs and functional groups. The ORCC is a management forum providing oversight of CIBC’s operational risk and internal control environment. Its Chair reports significant operational risk matters to the GRC and RMC.

Operational risk management approach

Information transparency, timely escalation, clear accountability and a robust internal control environment are the principles forming the basis of the Operational Risk Management Policy, which supports and governs the processes of identifying, measuring, mitigating, monitoring, and reporting operational risks. We mitigate operational losses by consistently applying risk-based approaches and employing risk-specific assessment tools. Regular review of our risk governance structure ensures clarity of, and ownership in, key risk areas.

Risk measurement

CIBC’s business lines regularly conduct reviews of operational risks inherent in their products, services or processes and assess ways to mitigate and manage them in alignment with CIBC’s risk appetite. These reviews include using business process maps, risk and control self-assessments, audit findings, operational risk scenarios, past internal and external loss events, key risk indicators trends, change initiative risk assessments and in-depth risk reviews to form a holistic operational risk profile for the business lines. Under the three lines of defence model, GORM and relevant control groups challenge business lines’ risk assessments and mitigation actions.

Operational loss is one of the key operational risk metrics informing us of areas of heightened risk. We collect and analyze internal operational loss event data for themes and trends. The occurrence of a material or potential material loss triggers an investigation to determine the root causes of the incident and the effectiveness of existing mitigating controls, as well as the identification of any additional mitigating actions. Additionally, we monitor the external environment for emerging or potential risks to CIBC. The analysis of material operational risk events is performed by the first line of defence and the outputs of the analysis are subject to formal independent challenge by our second line of defence. The analysis of material operational risk events forms one component of our ongoing operational risk reporting to senior management and the Board.

Business lines conduct change initiative risk assessment on risks inherent to the initiatives (for example, new product launches or major system changes). Identified inherent risks of the change initiative and related mitigation actions are challenged by GORM and other relevant second line of defence groups, as well as control groups, to ensure residual risks remain within the approved risk appetite.

We use the standardized method to quantify our operational risk exposure in the form of operational risk regulatory capital, as agreed with local regulators.

Risk mitigation

Our primary tool for mitigating operational risk exposure is a robust internal control environment. Our internal control framework outlines key principles, structure and processes underpinning CIBC’s approach to managing risks through effective controls. Under our framework, all key controls are subject to ongoing testing and review to ensure they effectively mitigate our operational risk exposures. In addition, our corporate insurance program affords extra protection from loss while our global business continuity management program ensures that under conditions of interruption or crisis, CIBC’s critical business functions could continue to operate and normal operations are restored in a highly effective and efficient manner.

Risk monitoring and reporting

Both forward-looking key risk indicators (KRIs) as well as backward-looking key performance indicators provide insight into CIBC’s risk exposure and are used to monitor the main drivers of exposure associated with key operational risks and their adherence to the operational risk appetite. KRIs assist in early detection of potential operational risk events by identifying unfavourable trends and highlighting controls that may not be designed or operating effectively. Business lines are required to identify and implement KRIs for material risk exposures on an ongoing basis. Escalation triggers are used to highlight risk exposures requiring additional attention from senior management and/or the Board. The second line of defence challenges the selection of KRIs and the appropriateness of thresholds.

Our risk monitoring processes support a transparent risk-reporting program, informing both senior management and the Board on our control environment, operational risk exposures, and mitigation strategies.

Technology, information and cyber security risk

We are also exposed to cyber threats and the associated financial, reputation and business interruption risks. For additional information on these risks and our mitigation strategies, see the “Top and emerging risks” section.

Reputation and legal risks

Our reputation and financial soundness are of fundamental importance to us and to our clients, shareholders and team members.

Reputation risk is the risk of negative publicity regarding our business conduct or practices which, whether true or not, could significantly harm our reputation as a leading financial institution, or could materially and adversely affect our business, operations or financial condition.

Legal risk is the risk of financial loss arising from one or more of the following factors: (a) civil, criminal or regulatory enforcement proceedings against us; (b) our failure to correctly document, enforce or comply with contractual obligations; (c) failure to comply with our legal obligations to clients, investors, team members, counterparties or other stakeholders; (d) failure to take appropriate legal measures to protect our assets or security interests; or (e) misconduct by our team members or agents.

Our Reputation Risk Management Framework, Global Reputation and Legal Risks Policy and business-specific procedures outline how we safeguard our reputation through identification, assessment, escalation and mitigation of potential reputation and legal risks. Proactive management of potential reputation and legal risks is a key responsibility of CIBC and all our team members.

Overall governance and oversight of reputation risk is provided by the Board, primarily through the RMC of the Board. Senior management oversight of reputation and legal risks is provided by the Reputation and Legal Risks Committee, which is a sub-committee of GRC and reports its activities regularly to the GRC.

CIBC 2020 ANNUAL REPORT	81

Management’s discussion and analysis

Conduct risk

Conduct risk is the risk that actions or omissions (i.e. behaviour) of the organization, team members and/or third parties: do not align with our desired culture and values; deliver poor or unfair outcomes for clients, team members or shareholders; result in adverse market practices and outcomes; impact CIBC’s reputation as a leading financial institution; or materially and adversely affect CIBC’s business, operations or financial condition.

Overall governance of conduct risk is provided by the Board and its committees, including the CGC, as well as senior management committees. Every team member is accountable for the identification and management of conduct risk.

Our Conduct and Culture Risk Framework describes how CIBC manages conduct risk through proactive identification, measurement and management of potential conduct risk. The overarching principles and requirements for maintaining appropriate conduct and addressing inappropriate conduct are covered in the Code of Conduct and other business specific and corporate-wide policies, frameworks, programs, processes and procedures. All team members must abide by the code, and CIBC policies and procedures in carrying out the accountabilities of their role.

Regulatory compliance risk

Regulatory compliance risk is the risk of CIBC’s potential non-conformance with applicable regulatory requirements.

Our regulatory compliance philosophy is to manage and mitigate regulatory compliance risk through the promotion of a strong risk culture within the parameters established by CIBC’s Risk Appetite Statement. The foundation of this approach is a comprehensive Regulatory Compliance Management (RCM) framework. The RCM framework, owned by the Senior Vice-President, Chief Compliance Officer and Global Regulatory Affairs, and approved by the RMC, maps regulatory requirements to internal policies, procedures and controls that govern regulatory compliance.

Our Compliance department is responsible for the development and maintenance of a comprehensive regulatory compliance program, including oversight of the RCM framework. This department is independent of business management and regularly reports to the RMC.

Primary responsibility for compliance with all applicable regulatory requirements rests with senior management of the business and functional groups, and extends to all employees. The Compliance department’s activities support those groups, with particular emphasis on regulatory requirements that govern the relationship between CIBC and its clients.

See the “Regulatory developments” section for further details.

Environmental and related social risk

Environmental and related social risk is the risk of financial loss or damage to reputation associated with environmental issues including related social issues, whether arising from our credit and investment activities or related to our own operations. Our corporate environmental policy, originally approved by the Board in 1993, with the most recent biennial update and approval by our CRO in 2019, commits CIBC to responsible conduct in all activities to protect and conserve the environment; safeguard the interests of all stakeholders from unacceptable levels of environmental risk; and support the principles of sustainable development.

Within CIBC’s Risk Management function, the Enterprise Risk Management group provides independent oversight of the measurement, monitoring and control of environmental risk. This group is led by the Senior Vice-President, Enterprise Risk Management, who has direct accountability to the CRO for environmental risk oversight.

Our environmental risk management team is responsible for developing environmental strategy, setting environmental performance standards and targets, and reporting on performance. There is also an enterprise-wide Environmental Management Committee, comprising senior executives from our SBUs and functional groups, that meets quarterly and provides input into our environmental strategy and provides oversight of CIBC’s environmental initiatives.

The corporate environmental policy is addressed by an integrated corporate environmental management program that is under the overall management of the environmental risk management team. Environmental and related social evaluations are integrated into our credit risk assessment processes, with environmental and related social risk management standards and procedures in place for all sectors. In addition, environmental and related social risk assessments in project finance, project-related corporate and bridge loans are required, in accordance with our commitment to the Equator Principles, which are a voluntary set of guidelines for financial institutions based on the screening criteria of the International Finance Corporation. We adopted the Equator Principles in 2003. An escalation process is in place for transactions with the potential to have significant environmental and related social risk, with escalation up to the Reputation and Legal Risks Committee for senior executive review, if required.

We also conduct ongoing research and benchmarking on environmental issues such as climate change as they may pertain to responsible lending practices. We are a participant in the CDP (formerly Carbon Disclosure Project) climate change program, which promotes corporate disclosure to the investment community on greenhouse gas emissions and climate change management.

We are also a supporter of the reporting framework developed by the TCFD, which provides guidance for voluntary, consistent climate-related risk disclosures. In 2019, CIBC published its first climate-related disclosure aligned to the TCFD recommendations and structured around its four core elements. Our TCFD report, available on our website, provides details as to how CIBC is identifying and managing both physical and transition risks associated with climate change. In addition, we are a member of the UNEP FI, which has a mission to promote sustainable finance and is guiding our approach to assessing climate change risks, as well as identifying opportunities associated with transitioning to a low-carbon economy.

In 2018, CIBC Asset Management Inc. became a signatory to the United Nations-supported Principles for Responsible Investment, which commit signatories to incorporate environmental and social issues into investment analysis and decision making across all investment classes.

The environmental risk management team works closely with our main business units and functional groups to ensure that high standards of environmental responsibility are applied to the banking services that we provide to our clients, the relationships we have with our stakeholders, and to the way we manage our facilities.

More information on our environmental governance, policy, management and performance can be found in our Sustainability Report, which is available on our website.

The information provided on our website does not form a part of this document.

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Management’s discussion and analysis

Accounting and control matters

Critical accounting policies and estimates

As discussed in the “Significant events” section, the COVID-19 pandemic and the restrictions imposed by government bodies around the world to limit its spread, including the closure of non-essential businesses and other physical distancing measures, have disrupted the global economy, resulted in volatility in financial markets, and negatively impacted the expectation for the financial performance of businesses around the world. Although the second half of 2020 has seen a resumption in activity in certain sectors as a result of the easing of physical distancing measures, the economy continues to operate below pre-pandemic levels. In addition, there is a risk that the recent retightening of physical distancing measures enacted by governments and businesses in the fourth quarter in response to the resurgence in infection rates could impact economic activity beyond levels that were previously anticipated. This gives rise to heightened uncertainty as it relates to our critical accounting estimates and increases the need to apply judgment in evaluating the economic and market environment and its impact on significant estimates. This particularly impacts estimates relating to impairment of financial assets, determining the fair value of financial instruments, estimating the allowance for credit losses, goodwill impairment, and asset impairment.

A summary of significant accounting policies is presented in Note 1 to the consolidated financial statements. Changes in the judgments and estimates required in the critical accounting policies discussed below could have a material impact on our financial results. We have established control procedures to ensure accounting policies are applied consistently and processes for changing methodologies are well controlled.

IFRS 16 “Leases”

CIBC adopted IFRS 16 “Leases” (IFRS 16) in place of International Accounting Standards (IAS) 17 “Leases” as of November 1, 2019. We applied IFRS 16 on a modified retrospective basis. As permitted, we did not restate our prior period comparative consolidated financial statements, which were reported under the prior guidance. The impact of adopting IFRS 16 is discussed in Note 8.

As a lessee, we recognize a right-of-use asset and a corresponding lease liability based on the present value of future lease payments, less any lease incentives receivable, when the lessor makes the leased asset available for use to CIBC, based on the non-cancellable portion of the lease term, adjusted for any renewal or termination options that are reasonably certain to be exercised. Measurement of the right-of-use asset also includes any initial direct costs of procuring the lease, and any lease payments made or lease incentives received prior to lease commencement. Discount rates are based on the rate implicit in the lease, if determinable, or on CIBC’s incremental borrowing rate. Where a property lease contains both a lease and non-lease component, we have elected not to allocate the consideration in the contract to each of the components. Subsequent to initial measurement, CIBC measures the lease liability by increasing the carrying amount to reflect interest on the lease liability based on the discount rate at the time of recognition and reducing the carrying amount to reflect lease payments made during the period, net of any remeasurements for lease reassessment or modifications.

The right-of-use asset is measured using the cost model and amortized on a straight-line basis over the lease term. Right-of-use assets and the corresponding lease liabilities are recognized in Property and equipment and Other liabilities, respectively, on our consolidated balance sheet. The right-of-use asset and the corresponding lease liability are remeasured when there is a change in lease term, a change in the assessment of an option to purchase a leased asset, a change in the expected residual value guarantee (if any), or a change in future lease payments due to a change in the index or rate applicable to the payment. Right-of-use assets are tested for impairment as required under IAS 36 “Impairment of Assets”. In addition, the evaluation of the useful life for depreciation is assessed under IAS 36.

Lease payments for low-value assets, short-term leases and variable leases are systematically recognized in Non-interest expenses based on the nature of the expense.

As an intermediate lessor, we classify a sublease as an operating or finance sublease based on whether substantially all of the risks and rewards related to the underlying right-of-use asset are transferred to the sub-lessee. If classified as a finance sublease, the related right-of-use asset is derecognized and an investment in sublease is recognized, with the difference recognized in the consolidated statement of income as a gain or loss. In measuring the investment in sublease, we apply the head lease discount rate unless the rate implicit in the sublease is determinable. Where a finance sublease includes lease and non-lease components, we allocate the total consideration in the contract to each component based on the standalone prices for each of these components. The investment in sublease is recognized in Other assets on our consolidated balance sheet, and is subsequently measured using the effective interest rate method, with interest income recognized over the term of the sublease. Rental income from operating subleases is recognized on a systematic basis over the lease term.

Previously, IAS 17 required lessors to classify leases as operating or finance, considering whether the underlying lease transfers substantially all risks and rewards incidental to ownership. Lease expenses related to operating leases were recognized through income on a systematic basis, based on the nature of the expense. Finance leases were recognized on-balance sheet through a finance asset and a finance liability, and the related lease expenses were recognized through income on a systematic basis.

Adoption of IFRS 16 reduced our CET1 ratio by 2 basis points at transition (see the “Capital management – Regulatory capital and ratios” section).

Interest Rate Benchmark Reform: Amendments to IFRS 9, IAS 39 and IFRS 7

In September 2019, the International Accounting Standards Board (IASB) issued “Interest Rate Benchmark Reform: Amendments to IFRS 9, IAS 39 and IFRS 7”, which provides relief for specific hedge accounting requirements to address uncertainties in the period before the interest rate benchmark reform, and provides disclosure requirements related to interest rate benchmark reform.

Only the amendments to IAS 39 “Financial Instruments: Recognition and Measurement” (IAS 39) and IFRS 7 “Financial Instruments: Disclosures” apply to us because we elected to continue to apply the hedge accounting requirements of IAS 39 upon the adoption of IFRS 9 “Financial Instruments” (IFRS 9). The amendments are effective for annual periods beginning on or after January 1, 2020.

CIBC elected to early adopt the amendments effective November 1, 2019 to prepare for uncertainties that may increase relating to the timing or amount of benchmark-based cash flows of hedged items and hedging instruments. The relief provided in the amendments allows hedge accounting to continue during the period of uncertainty before the replacement of existing interest rate benchmarks with an alternative rate. Significant judgment is involved in identifying the hedge accounting relationships that are directly affected by interest rate benchmark reform as different jurisdictions are transitioning at different stages and may adopt different transition approaches.

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Management’s discussion and analysis

The U.K.’s Financial Conduct Authority (FCA) originally announced in July 2017 that it would not compel banks to submit London Interbank Offered Rate (LIBOR) rates after December 2021. This may cause LIBOR and other current benchmarks to disappear entirely or perform differently than in the past, create disincentives for market participants to continue to administer and contribute to certain benchmarks, or have other consequences which cannot be predicted. The FCA and the ICE Benchmark Administrator recently announced a consultation process that may lead to a change in the expected timing of cessation of certain currencies and tenors of LIBOR, which CIBC will closely monitor. As at November 1, 2019, the notional amount of our derivatives in designated hedge accounting relationships that were indexed to U.S. LIBOR and British pound sterling (GBP) LIBOR, with a maturity date beyond December 31, 2021, was $48 billion. We expect the derivatives indexed to the Euro Interbank Offered Rate (EURIBOR) and the Canadian Dollar Offered Rate (CDOR) that are in our designated hedge accounting relationships to continue beyond 2021 in conjunction with alternative rates that might be applied in the impacted markets. We also continue to monitor benchmark rates in other jurisdictions as they continue to evaluate benchmark reform.

In August 2020, the IASB issued “Interest Rate Benchmark Reform: Phase 2 Amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16”, which addresses issues that affect financial reporting once an existing rate is replaced with an alternative rate and provides specific disclosure requirements. The amendments are effective for annual periods beginning on or after January 1, 2021. As we elected to continue to apply the hedge accounting requirements of IAS 39 upon the adoption of IFRS 9, the amendments will apply to IAS 39, IFRS 7, IFRS 4 and IFRS 16 for us, mandatorily effective on November 1, 2021. Earlier application is permitted. We continue to evaluate the impact of the amendments on our consolidated financial statements.

We previously established an enterprise-wide transition program to assess the impact of interest rate benchmark reform and manage the process to transition to alternative benchmark rates. For details on this program, refer to the “Other regulatory developments” section.

International Financial Reporting Interpretations Committee 23 “Uncertainty over Income Tax Treatments”

CIBC adopted International Financial Reporting Interpretations Committee 23 “Uncertainty over Income Tax Treatments” (IFRIC 23) as at November 1, 2019. IFRIC 23 clarifies the accounting for uncertainties in income taxes. There was no impact to our consolidated financial statements and no changes in our accounting policies as a result of adopting IFRIC 23.

IFRS 15 “Revenue from Contracts with Customers”

CIBC adopted IFRS 15 “Revenue from Contracts with Customers” (IFRS 15) as at November 1, 2018 in place of prior guidance, including IAS 18 “Revenue” and IFRIC 13 “Customer Loyalty Programmes”. We applied IFRS 15 on a modified retrospective basis. As permitted, we did not restate our prior period comparative consolidated financial statements. Amounts reported related to the year ended October 31, 2018 are reported under the prior guidance, including IAS 18 and IFRIC 13, and are therefore not comparable to the information presented for 2019 or 2020. The application of IFRS 15 did not significantly impact our critical accounting policies.

Use and classification of financial instruments

As a financial institution, our assets and liabilities primarily comprise financial instruments, which include deposits, securities, loans, derivatives, acceptances, repurchase agreements, and subordinated indebtedness.

We use these financial instruments for both trading and non-trading activities. Trading activities primarily include the purchase and sale of securities, transacting in foreign exchange and derivative instruments in the course of facilitating client trades and taking proprietary trading positions with the objective of income generation. Non-trading activities generally include the business of lending, investing, funding, and ALM.

The use of financial instruments may either introduce or mitigate exposures to market, credit and/or liquidity risks. See the “Management of risk” section for details on how these risks are managed.

Financial instruments are accounted for according to their classification. Judgment is applied in determining the appropriate classification of financial instruments under IFRS 9, in particular as it relates to the assessment of whether debt financial assets meet the solely payment of principal and interest (SPPI) test, and the assessment of the business model used to manage financial assets. For details on the accounting for these instruments under IFRS 9, see Note 1 to the consolidated financial statements.

Accounting for FVOCI securities under IFRS 9

FVOCI securities include debt securities that meet the SPPI criteria and the “Hold to collect and for sale” business model and equity securities that are designated at FVOCI upon initial recognition. Impairment of equity securities designated at FVOCI is not required under IFRS 9 because unrealized gains or losses are recognized in OCI and are directly reclassified to retained earnings upon disposition of the equity securities with no recycling to profit or loss.

FVOCI debt securities under IFRS 9 are measured at fair value, with the difference between the fair value and the amortized cost included in AOCI. However, FVOCI debt securities are subject to the ECL impairment model under IFRS 9. For more details, refer to the “Impairment of financial assets” section below and Note 1 to the consolidated financial statements.

Determination of fair value of financial instruments

Under IFRS 9, debt and equity securities mandatorily measured and designated at FVTPL, business and government loans mandatorily measured and designated at FVTPL, obligations related to securities sold short, derivative contracts, FVOCI securities and FVO financial instruments are carried at fair value. FVO financial instruments include certain debt securities, certain secured borrowings, obligations related to securities sold under repurchase agreements, structured deposits and business and government deposits. Retail mortgage interest rate commitments are also designated as FVO financial instruments.

IFRS 13 defines fair value to be the price that would be received to sell an asset or paid to transfer a liability at the measurement date in an orderly arm’s-length transaction between market participants in the principal market under current market conditions (i.e., the exit price). Fair value measurements are categorized into levels within a fair value hierarchy based on the nature of the valuation inputs (Level 1, 2 or 3). We have an established and documented process for determining fair value. Fair value is based on unadjusted quoted prices in an active market for the same instrument, where available (Level 1). If active market prices or quotes are not available for an instrument, fair value is then based on valuation models in which the significant inputs are observable (Level 2) or in which one or more of the significant inputs are non-observable (Level 3). Estimating fair value requires the application of judgment. The type and level of judgment required is largely dependent on the amount of observable market information available.

For instruments valued using internally developed models that use significant non-observable market inputs and are therefore classified within Level 3 of the hierarchy, the judgment used to estimate fair value is more significant than when estimating the fair value of instruments classified within Levels 1 and 2. To ensure that valuations are appropriate, a number of policies and controls are in place, including independent validation of valuation inputs to external sources such as exchange quotes, broker quotes or other management-approved independent pricing sources.

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Management’s discussion and analysis

The following table presents amounts, in each category of financial instruments, which are valued using valuation techniques based on Level 3 inputs. For further details of the valuation of and sensitivity associated with Level 3 financial assets and liabilities, see Note 3 to the consolidated financial statements.

$ millions, as at October 31		2020		2019
	Level 3	Total (1)	Level 3	Total (1)
Assets
Securities mandatorily measured and designated at FVTPL and loans mandatorily measured at FVTPL	$802	0.9%	$1,034	1.4%
Debt securities measured at FVOCI and equity securities designated at FVOCI	240	0.4	291	0.6
Derivative instruments	358	1.1	412	1.7
	$1,400	0.8%	$1,737	1.1%
Liabilities
Deposits and other liabilities (2)	$(4)	–%	$601	5.4%
Derivative instruments	298	1.0	268	1.1
	$294	0.4%	$869	1.7%

(1)	Represents the percentage of Level 3 assets and liabilities over total assets and liabilities for each reported category that are carried on the consolidated balance sheet at fair value.
(2)	Includes FVO deposits and bifurcated embedded derivatives.

Note 3 to the consolidated financial statements presents the valuation methods used to determine fair value showing separately those financial instruments that are carried at fair value on the consolidated balance sheet and those that are not.

In order to reflect the observed market practice of pricing collateralized and uncollateralized derivatives, our valuation approach uses overnight indexed swap curves as the discount rate in the valuation of collateralized derivatives and market cost of funding in the valuation of uncollateralized derivatives. The use of a market cost of funds curve reduces the fair value of uncollateralized derivative assets incremental to the reduction in fair value for credit risk already reflected through the CVA. In contrast, the use of a market cost of funds curve reduces the fair value of uncollateralized derivative liabilities in a manner that generally includes adjustments for our own credit. As market practices continue to evolve in regard to derivative valuation, further adjustments may be required in the future.

Fair value adjustments

We apply judgment in establishing valuation adjustments that take into account various factors that may have an impact on the valuation of financial instruments that are carried at fair value on the consolidated balance sheet. Such factors include, but are not limited to, the bid-offer spread, illiquidity due to lack of market depth and other market risks, parameter uncertainty, model risk, and credit risk.

The establishment of fair value adjustments involves estimates that are based on accounting processes and judgments by management. We evaluate the adequacy of the fair value adjustments on an ongoing basis. The level of fair value adjustments could change as events warrant and may not reflect ultimate realizable amounts.

The COVID-19 pandemic has increased market volatility and has negatively impacted the trading levels of certain financial instruments. As a result and as part of our process to determine the fair value of financial instruments, since the onset of the pandemic, we have applied a heightened level of judgment to a broader population of financial instruments than would otherwise generally be required with the objective of determining the fair value that is most representative of those financial instruments. While there has been an improvement in conditions and price discovery in the third and fourth quarters of 2020 relative to the onset of the COVID-19 pandemic in the second quarter of 2020, including the narrowing of credit and funding spreads, the related valuation adjustments have not decreased to pre-COVID-19 levels.

As at October 31, 2020, the total valuation adjustments related to financial instruments carried at fair value on the consolidated balance sheet was $358 million (2019: $260 million), primarily related to credit risk, bid-offer spreads, and parameter uncertainty of our derivative assets and liabilities, as well as adjustments recognized for valuing our uncollateralized derivative assets and liabilities based on an estimated market cost of funds curve.

Impairment of financial assets

Under IFRS 9, we establish and maintain ECL allowances for all debt instrument financial assets classified as amortized cost or FVOCI. In addition, the ECL allowances apply to loan commitments and financial guarantees that are not measured at FVTPL.

ECL allowances represent credit losses that reflect an unbiased and probability-weighted amount that is determined by evaluating a range of possible outcomes, the time value of money and reasonable and supportable information about past events, current conditions and forecasts of future economic conditions. The objective of IFRS 9 is to record lifetime losses on all financial instruments which have experienced a significant increase in credit risk since their initial recognition. As a result, ECL allowances are measured at amounts equal to either: (i) 12-month ECL; or (ii) lifetime ECL for those financial instruments which have experienced a significant increase in credit risk since initial recognition or when there is objective evidence of impairment.

Key drivers of expected credit loss

The ECL impairment requirements of IFRS 9 require that we make judgments and estimates related to matters that are uncertain. In particular, the ECL requirements of IFRS 9 incorporate the following elements that are subject to a high level of judgment:

•	Determining when a significant increase in credit risk of a loan has occurred;
•	Measuring both 12-month and lifetime credit losses; and
•	Forecasting forward-looking information for multiple scenarios and determining the probability weighting of each scenario.

In addition, the interrelationship between these elements is also subject to a high degree of judgment. Changes in the judgments and estimates related to IFRS 9 can have a significant impact on the level of ECL allowance recognized and the period-over-period volatility of the provision for credit losses. Changes in a particular period could have a material impact on our financial results.

The uncertainty created by the COVID-19 pandemic has increased the level of judgment applied in respect of all of these elements. See Note 6 to our consolidated financial statements for more information concerning the high level of judgment inherent in the estimation of ECL allowance under IFRS 9, including the impact of the COVID-19 pandemic.

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Management’s discussion and analysis

Use of the regulatory framework

Our ECL model leverages the data, systems and processes that are used to calculate Basel expected losses regulatory adjustments for the portion of our portfolios under the AIRB approach. Appropriate adjustments are made to the Basel parameters to meet IFRS 9 requirements, including the conversion of through-the-cycle and downturn parameters used in the Basel regulatory calculations to point-in-time parameters used under IFRS 9 that consider forward-looking information. In addition, credit losses under IFRS 9 are for 12 months for stage 1 financial instruments and lifetime for stage 2 and stage 3 financial instruments, as compared with 12 months for AIRB portfolios under Basel. The main adjustments necessary to Basel risk parameters are explained in the table below:

	Regulatory Capital	IFRS 9

PD	Through-the-cycle PD represents long-run average PD throughout a full economic cycle	Point-in-time 12-month or lifetime PD based on current conditions and relevant forward-looking assumptions

LGD	Downturn LGD based on losses that would be expected in an economic downturn and subject to certain regulatory floors Discounted using the cost of capital

Unbiased probability-weighted LGD based on estimated LGD including impact of relevant forward-looking assumptions such as changes in collateral value

Discounted using the original effective interest rate

EAD	Based on the drawn balance plus expected utilization of any undrawn portion prior to default, and cannot be lower than the drawn balance	Amortization and repayment of principal and interest from the balance sheet date to the default date is also captured

Other		ECL is discounted from the default date to the reporting date

Attribution of provision for credit losses

We recognize provision for credit losses on both impaired (stage 3) and performing (stages 1 and 2) loans in the respective SBUs. Provision for credit losses recognized directly on our consolidated statement of income is in respect to financial instruments classified as loans and bankers’ acceptances. Provision for credit losses for FVOCI debt securities and amortized cost securities are recognized in gains (losses) from debt securities measured at FVOCI and amortized cost, net in the consolidated statement of income.

Hedge accounting

The IFRS 9 hedge accounting guidance is intended to better align the accounting with risk management activities. However, IFRS 9 allows the existing hedge accounting requirements under IAS 39 to continue in place of the hedge accounting requirements under IFRS 9. As permitted, we have elected to not adopt the IFRS 9 hedge accounting requirements and instead have retained the IAS 39 hedge accounting requirements. As required, we have adopted the hedge accounting disclosure requirements under amendments to IFRS 7 that were effective in 2018.

Securitizations and structured entities

Securitization of our own assets

Under IFRS 10 “Consolidated Financial Statements” (IFRS 10), judgment is exercised in determining whether an investor controls an investee including assessing whether the investor has: (i) power over the investee; (ii) exposure, or rights, to variable returns from its involvement with the investee; and (iii) the ability to affect those returns through its power over the investee.

We sponsor several SEs that have purchased and securitized our own assets including Cards II Trust, which we consolidate under IFRS 10.

We also securitize our own mortgage assets through a government-sponsored securitization program. We sell these securitized assets to a government-sponsored securitization vehicle that we do not consolidate, as well as to other third parties. IFRS 9 provides guidance on when to derecognize financial assets. A financial asset is derecognized when the contractual rights to receive cash flows from the asset have expired, or when we have transferred the rights to receive cash flows from the asset such that:

•	We have transferred substantially all the risks and rewards of the asset; or
•	We have neither transferred nor retained substantially all the risks and rewards of the asset, but have transferred control of the asset.

We have determined that our securitization activities related to residential mortgages and cards receivables are accounted for as secured borrowing transactions because we have not met the aforementioned criteria.

Securities lending and repurchase transactions generally do not result in the transfer of substantially all the risks and rewards of the securities and as a result do not result in derecognition of the securities.

We also sell certain U.S. commercial mortgages to third parties that qualify for derecognition because we have transferred substantially all the risks and rewards of the mortgages and have no continuous involvement after the transfer.

Securitization of third-party assets

We also sponsor several SEs that purchase pools of third-party assets. We consider a number of factors in determining whether CIBC controls these SEs. We monitor the extent to which we support these SEs, through direct investment in the debt issued by the SEs and through the provision of liquidity protection to the other debtholders, to assess whether we should consolidate these entities.

IFRS 10 also requires that we reconsider our consolidation assessment if facts and circumstances relevant to the entities indicate that there are changes to one or more of the three elements of control described above. Factors that trigger reassessment include, but are not limited to, significant changes in ownership structure of the entities, changes in contractual or governance arrangements, provision of a liquidity facility beyond the original terms, transactions with the entities that were not contemplated originally and changes in the financing structure of the entities.

Specifically, in relation to our multi-seller conduits, we would reconsider our consolidation assessment if our level of interest in the ABCP issued by the conduits changes significantly, or in the rare event that the liquidity facility that we provide to the conduits is drawn or amended.

A significant increase in our holdings of the outstanding commercial paper issued by the conduits would become more likely in a scenario in which the market for bank-sponsored ABCP suffered a significant deterioration such that the conduits were unable to roll their ABCP.

For additional information on the securitizations of our own assets and third-party assets, see the “Off-balance sheet arrangements” section and Note 7 to the consolidated financial statements.

86	CIBC 2020 ANNUAL REPORT

Management’s discussion and analysis

Asset impairment

Goodwill

As at October 31, 2020, we had goodwill of $5,253 million (2019: $5,449 million). Goodwill is not amortized, but is tested, at least annually, for impairment by comparing the recoverable amount of the cash-generating unit (CGU) to which goodwill has been allocated, with the carrying amount of the CGU including goodwill. Any deficiency is recognized as impairment of goodwill. The recoverable amount of a CGU is defined as the higher of its estimated fair value less cost to sell and its value in use. Goodwill is also required to be tested for impairment whenever there are indicators that it may be impaired.

Estimation of the recoverable amount is an area of significant judgment. Recoverable amounts are estimated using internally developed models which require the use of significant assumptions including forecasted earnings, discount rates, growth rates, forecasted regulatory capital requirements, and price-earnings multiples. Reductions in the estimated recoverable amount could arise from various factors, such as reductions in forecasted cash flows, an increase in the assumed level of required capital, and any adverse changes to the discount rate or terminal growth rates either in isolation or in any combination thereof. Where our estimated recoverable amount is not significantly in excess of the carrying amount of the CGU, additional judgment is required, and reductions in the recoverable amount are more likely to result in an impairment charge.

In the fourth quarter of 2020, we performed our annual impairment test. This assessment required the application of heightened judgment in light of the uncertainty regarding the ultimate economic impact of the COVID-19 pandemic, particularly in evaluating the impact on medium and long-term forecasted earnings. Implicit in our economic outlook is the assumption that the manner in which governments respond to the current second and subsequent waves of the virus, and the dissemination of an effective mass produced vaccine, will allow the U.S. and Canadian economies to continue to recover during 2021, with the economy returning to pre-COVID levels of economic activity in 2022 and pre-COVID levels of unemployment in 2023.

As discussed in Note 4 to our consolidated financial statements, in the second quarter of 2020 we recognized a goodwill impairment charge of $28 million on our CIBC FirstCaribbean CGU. In the fourth quarter of 2020, we concluded that held for sale accounting is no longer appropriate and we recognized an additional goodwill impairment charge of $220 million based on our revised estimate of the recoverable value of CIBC FirstCaribbean. This reduced the carrying amount of the goodwill relating to the CIBC FirstCaribbean CGU to $35 million (US$26 million) as at October 31, 2020.

Reductions in the estimated recoverable amount of the CIBC FirstCaribbean CGU could arise from various factors, including changes in market conditions.

For additional information, see Note 4 and Note 9 to our consolidated financial statements.

Other intangible assets and long-lived assets

As at October 31, 2020, we had other intangible assets with an indefinite life of $142 million (2019: $142 million). Acquired intangible assets are separately recognized if the benefits of the intangible assets are obtained through contractual or other legal rights, or if the intangible assets can be sold, transferred, licensed, rented, or exchanged. Determining the useful lives of intangible assets requires judgment and fact-based analysis.

Intangible assets with an indefinite life are not amortized but are assessed for impairment by comparing the recoverable amount to the carrying amount. An impairment test is required at least annually, or whenever there are indicators that these assets may be impaired.

Long-lived assets and other identifiable intangible assets with a definite life are amortized over their estimated useful lives. These assets are tested for impairment whenever events or changes in circumstances indicate that the carrying amount is higher than the recoverable amount. The recoverable amount is defined as the higher of the estimated fair value less cost to sell and value in use.

Determining the recoverable amount of intangible assets and long-lived assets is an area of judgment as we estimate the future cash flows expected to result from the use of the asset and, where appropriate, cash flows arising from the asset’s eventual disposition.

For additional details, see Note 9 to the consolidated financial statements.

Income taxes

We are subject to income tax laws in the various jurisdictions where we operate, and the tax laws in those jurisdictions are potentially subject to different interpretations by us and the relevant taxation authority, which gives rise to uncertainty. We use judgment in the estimation of income taxes and deferred tax assets and liabilities. As a result, management judgment is applied in the interpretation of the relevant tax laws and in estimating the provision for current and deferred income taxes. For tax positions where there is uncertainty regarding the ultimate determination of the tax impact, including positions which are under audit, dispute or appeal, we recognize provisions to consider this uncertainty based on our best estimate of the amount expected to be paid based on an assessment of the relevant factors.

Deferred tax assets or liabilities are determined for each temporary difference based on the tax rates that are expected to be in effect in the period that the assets are realized or the liabilities are settled. Deferred tax liabilities are generally recognized for all taxable temporary differences unless the temporary differences relate to our net investments in foreign operations (NIFOs) and will not reverse in the foreseeable future.

We are required to assess whether it is probable that our deferred tax assets will be realized prior to their expiration and, based on all of the available evidence, determine if any portion of our deferred tax assets should not be recognized. The factors used to assess the probability of realization are based on our past experience of income and capital gains, forecasts of future net income before income taxes, available tax planning strategies that could be implemented to realize the deferred tax assets, and the remaining expiration period of tax loss carryforwards. In addition, for deductible temporary differences arising from our NIFOs, we must consider whether the temporary difference will reverse in the foreseeable future. Although realization is not assured, we believe, based on all of the available evidence, it is probable that the recognized deferred tax assets will be realized.

Income tax accounting impacts all of our reporting segments. For further details on our income taxes, see Note 20 to the consolidated financial statements.

Contingent liabilities and provisions

Legal proceedings and other contingencies

In the ordinary course of its business, CIBC is a party to a number of legal proceedings, including regulatory investigations, in which claims for substantial monetary damages are asserted against CIBC and its subsidiaries. Legal provisions are established if, in the opinion of management, it is both probable that an outflow of economic benefits will be required to resolve the matter, and a reliable estimate can be made of the amount of the obligation. If the reliable estimate of probable loss involves a range of potential outcomes within which a specific amount appears to be a better estimate, that amount is accrued. If no specific amount within the range of potential outcomes appears to be a better estimate than any other amount, the mid-point in the range is accrued. In some instances, however, it is not possible to determine whether an obligation is probable or to reliably estimate the amount of loss, in which case no accrual can be made.

While there is inherent difficulty in predicting the outcome of legal proceedings, based on current knowledge and in consultation with legal counsel, we do not expect the outcome of these matters, individually or in aggregate, to have a material adverse effect on our consolidated financial

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Management’s discussion and analysis

statements. However, the outcome of these matters, individually or in aggregate, may be material to our operating results for a particular reporting period. We regularly assess the adequacy of CIBC’s litigation accruals and make the necessary adjustments to incorporate new information as it becomes available.

CIBC considers losses to be reasonably possible when they are neither probable nor remote. It is reasonably possible that CIBC may incur losses in addition to the amounts recorded when the loss accrued is the mid-point of a range of reasonably possible losses, or the potential loss pertains to a matter in which an unfavourable outcome is reasonably possible but not probable.

A description of significant ongoing matters to which CIBC is a party can be found in Note 23 to the consolidated financial statements. The provisions disclosed in Note 23 include all of CIBC’s accruals for legal matters as at October 31, 2020, including amounts related to the significant legal proceedings described in that note and to other legal matters.

CIBC believes the estimate of the aggregate range of reasonably possible losses, in excess of the amounts accrued, for its significant legal proceedings, where it is possible to make such an estimate, is from nil to approximately $1.1 billion as at October 31, 2020. This estimated aggregate range of reasonably possible losses is based upon currently available information for those significant proceedings in which CIBC is involved, taking into account CIBC’s best estimate of such losses for those cases for which an estimate can be made. CIBC’s estimate involves significant judgment, given the varying stages of the proceedings and the existence of multiple defendants in many of such proceedings whose share of the liability has yet to be determined. The range does not include potential punitive damages and interest. The matters underlying the estimated range as at October 31, 2020 consist of the significant legal matters disclosed in Note 23 to the consolidated financial statements. The matters underlying the estimated range will change from time to time, and actual losses may vary significantly from the current estimate. For certain matters, CIBC does not believe that an estimate can currently be made as many of them are in preliminary stages and certain matters have no specific amount claimed. Consequently, these matters are not included in the range.

Restructuring

During the first quarter of 2020, we recognized a restructuring charge of $339 million in Corporate and Other associated with ongoing efforts to transform our cost structure and simplify our bank. This charge consisted primarily of employee severance and related costs and was recorded in Non-interest expenses – Employee compensation and benefits. For further details on our restructuring provision, see Note 23 to the consolidated financial statements.

Post-employment and other long-term benefit plan assumptions

We sponsor a number of benefit plans to eligible employees, including registered and supplemental pension plans, and post-retirement medical and dental plans (other post-employment benefit plans). We also continue to sponsor a long-term disability income replacement plan and associated medical and dental benefits (collectively, other long-term benefit plans). The long-term disability plan was closed to new claims effective June 1, 2004.

The calculation of net defined benefit plan expense and obligations depends on various actuarial assumptions such as discount rates, health-care cost trend rates, turnover of employees, projected salary increases, retirement age, and mortality rates. The actuarial assumptions used for determining the net defined benefit plan expense for a fiscal year are set at the beginning of the annual reporting period, are reviewed in accordance with accepted actuarial practice and are approved by management.

The discount rate assumption used in measuring the net defined benefit plan expense and obligations reflects market yields, as of the measurement date, on high quality debt instruments with a currency and term to maturity that match the currency and expected timing of benefit payments. Our discount rate is estimated by developing a yield curve based on high quality corporate bonds. While there is a deep market of high quality corporate bonds denominated in Canadian dollars with short and medium terms to maturity, there is not a deep market in bonds with terms to maturity that match the timing of all the expected benefit payments for all of our Canadian plans. As a result, for our Canadian pension, other post-employment and other long-term benefit plans, we estimate the yields of high quality corporate bonds with longer-term maturities by extrapolating current yields on bonds with short- and medium-term durations along the yield curve. Judgment is required in constructing the yield curve, and as a result, different methodologies applied in constructing the yield curve can give rise to different discount rates.

For further details of our annual pension and other post-employment expense and obligations, see Note 19 and Note 1 to the consolidated financial statements.

Accounting developments

Conceptual Framework for Financial Reporting

In March 2018, the IASB issued a revised version of its “Conceptual Framework for Financial Reporting” (Conceptual Framework). The Conceptual Framework sets out the fundamental concepts that underlie the preparation and presentation of financial statements and serves to guide the IASB in developing IFRS standards. The Conceptual Framework also assists entities in developing accounting policies when no IFRS standard applies to a particular transaction, and more broadly, the Conceptual Framework helps entities to understand and interpret the standards. The Conceptual Framework is effective for annual periods beginning on or after January 1, 2020, which for us will be on November 1, 2020.

The impact of the Conceptual Framework is not expected to be significant to our consolidated financial statements.

Transition to IFRS 17

IFRS 17 “Insurance Contracts” (IFRS 17), issued in May 2017, replaces IFRS 4 “Insurance Contracts”. In June 2020, the IASB issued amendments to IFRS 17 partly aimed at helping companies implement the standard. IFRS 17, incorporating the amendments, is effective for annual reporting periods beginning on or after January 1, 2023, which is a two-year deferral from the original effective date, and for us, will be November 1, 2023. IFRS 17 provides comprehensive guidance on the recognition, measurement, presentation and disclosure of insurance contracts we issue and reinsurance contracts we hold.

We continue to evaluate the impact of IFRS 17 on our consolidated financial statements and to prepare for its implementation. We have established an Executive Steering Committee and a project team to support the implementation of IFRS 17. This team continues to determine the required changes to our accounting and actuarial policies resulting from the adoption of IFRS 17, including the amendments issued in June 2020, and to evaluate the required technology solution to support the new requirements.

Interest Rate Benchmark Reform: Phase 2 Amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16

Refer to discussions under the “Other regulatory developments” section for details.

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Management’s discussion and analysis

Other regulatory developments

Reforms to interest rate benchmarks

Various interest rate and other indices that are deemed to be “benchmarks” (including the LIBOR) are the subject of international regulatory guidance and proposals for reform. The U.K.’s Financial Conduct Authority (FCA) originally announced in July 2017 that it would not compel banks to submit LIBOR rates after December 2021. This may cause LIBOR and other current benchmarks to disappear entirely or perform differently than in the past, create disincentives for market participants to continue to administer and contribute to certain benchmarks, or have other consequences which cannot be predicted. The FCA and the ICE Benchmark Administrator recently announced a consultation process that may lead to a change in the expected timing of cessation of certain currencies and tenors of LIBOR, which CIBC will closely monitor. The transition from current reference rates may adversely affect the value of, return on, or trading market for contracts linked to existing benchmarks.

A significant number of CIBC’s derivatives, and lending and deposit contracts reference various interest rate benchmarks, including contracts with maturity dates that extend beyond December 2021. CIBC also holds securities that reference interbank offered rates.

In response to the proposed reforms to interest rate benchmarks, CIBC has established an Enterprise IBOR Transition Program (the “Program”), which is supported by a formal governance structure and dedicated working groups that include stakeholders from frontline businesses as well as functional groups such as Treasury, Technology and Operations, Risk Management, Legal, and Finance, to assess the impact across all of our products and to manage the process through transition. A comprehensive initial impact assessment of contracts that reference various interbank offered rates has been completed to develop an enterprise-wide project plan to support the Program. Key features of this plan include:

•	Development of detailed business-level remediation plans for affected contracts, processes and systems;
•	An enterprise-wide communication strategy, which includes both external and internal stakeholders; and
•	Formalization of an enterprise-wide exposure management process.

An IBOR Steering Committee has been established with responsibility for oversight and execution of the Program, including:

•	Ensuring key project milestones are met;
•	Providing direction and guidance on a holistic basis;
•	Reviewing and resolving key issues and risks; and
•	Ensuring that our transition strategies and any transition actions remain consistent with CIBC’s overall strategy, risk appetite, and control framework.

We continue to assess the impact of IBOR reform and prepare for the transition of existing IBOR based contracts to those that reference the new risk-free rates, which includes the development of supporting business processes. We also continue to engage with industry associations to incorporate recent developments into our project plan. The Program provides regular updates to senior management, including the ExCo.

Current and future accounting policy changes relating to interest rate benchmark reform

The IASB has addressed the interest rate benchmark reform and its effects on financial reporting in two phases. The first phase focuses on issues affecting financial reporting in the period before the interest rate benchmark reform, and the second phase focuses on issues that affect financial reporting once the existing rate is replaced with an alternative rate. In September 2019, the IASB finalized phase one through the issuance of “Interest Rate Benchmark Reform: Amendments to IFRS 9, IAS 39 and IFRS 7”. CIBC elected to early-adopt the phase one amendments effective November 1, 2019. As a result, we provided certain disclosures related to hedging derivatives that reference LIBOR.

In August 2020, IASB finalized phase two through the issuance of “Interest Rate Benchmark Reform: Phase 2 Amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16”, which addresses issues that affect financial reporting once an existing rate is replaced with an alternative rate and provides specific disclosure requirements. The phase two amendments are effective for annual periods beginning on or after January 1, 2021. As we elected to continue to apply the hedge accounting requirements of IAS 39 upon the adoption of IFRS 9, the phase two amendments will apply to IAS 39, IFRS 7, IFRS 4 and IFRS 16 for us, mandatorily effective on November 1, 2021. Earlier application is permitted. We continue to evaluate the impact of the phase two amendments on our consolidated financial statements.

CIBC continues to actively engage with the industry through various working groups to ensure alignment with market developments in relevant jurisdictions, and will continue to monitor developments in this area including accounting developments intended to address interest rate benchmark reform.

Client Focused Reforms

In October 2019, the Canadian Securities Administrators published “Reforms to Enhance the Client-Registrant Relationship”, an amendment to National Instrument 31–103 and its companion policy (referred to as the “Client Focused Reforms”), which is intended to raise the standard of conduct required for registered dealers and advisors to ensure that registrants put client interests’ first. The Client Focused Reforms are supported by the introduction of a know-your-product provision and enhancements to the know-your-client, suitability, conflicts of interest, and relationship disclosure information requirements.

The Client Focused Reforms came into effect on December 31, 2019 and will be phased in over a two-year period, with the conflicts of interest provisions to be implemented by June 2021 and all remaining provisions by December 2021. These requirements will impact our Canadian Commercial Banking and Wealth Management and Canadian Personal and Business Banking SBUs and we expect to implement changes to our policies and procedures to comply with these requirements.

CDIC – Deposit protection modernization

In April 2019, the Canadian federal government approved changes to the Canada Deposit Insurance Corporation Act intended to strengthen and modernize deposit protection. The changes will occur in two phases. The first phase was effective on April 30, 2020, and included changes to extend CDIC coverage to foreign currency deposits and deposits with terms greater than five years and to eliminate coverage for travellers’ cheques. The second phase will be effective on April 30, 2022, and will include additional changes such as providing separate coverage for certain registered plans and introducing new requirements for deposits held in trust.

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Management’s discussion and analysis

Related-party transactions

We have various processes in place to ensure that the relevant related-party information is identified and reported to the CGC of the Board on a quarterly basis, as required by the Bank Act (Canada). The CGC has the responsibility for reviewing our policies and practices in identifying transactions with our related parties that may materially affect us, and reviewing the associated procedures for promoting compliance with the Bank Act (Canada).

In the ordinary course of business, we provide banking services and enter into transactions with related parties on terms similar to those offered to unrelated parties. Related parties include key management personnel(1), their close family members, and entities that they or their close family members control or jointly control. Related parties also include associates and joint ventures accounted for under the equity method, and post-employment benefit plans for CIBC employees. Loans to these related parties are made in the ordinary course of business and on substantially the same terms as for comparable transactions with unrelated parties. We offer a subsidy on annual fees and preferential interest rates on credit card balances to senior officers which is the same offer extended to all employees of CIBC. In addition, CIBC offers deferred share and other plans to non-employee directors, executives, and certain other key employees. Details of our compensation of key management personnel(1) and our investments in equity-accounted associates and joint ventures are disclosed in Notes 25, 18, 19 and 26 to the consolidated financial statements.

(1)

Key management personnel are defined as those persons having authority and responsibility for planning, directing and controlling the activities of CIBC directly or indirectly and comprise the members of the Board (referred to as directors), ExCo and certain named officers per the Bank Act (Canada) (collectively referred to as senior officers). Board members who are also ExCo members are included as senior officers.

Policy on the Scope of Services of the Shareholders’ Auditor

The “Policy on the Scope of Services of the Shareholders’ Auditor” sets out the parameters for the engagement of the shareholders’ auditor by CIBC that are consistent with applicable law, including the U.S. Sarbanes-Oxley Act of 2002 and SEC rules. The policy requires the Audit Committee’s pre-approval of all work performed by the shareholders’ auditor and prohibits CIBC from engaging the shareholders’ auditor for “prohibited” services. The Audit Committee is accountable for the oversight of the work of the shareholders’ auditor and for an annual assessment of the engagement team’s qualifications, performance and independence, including lead audit partner rotation. The Audit Committee is also responsible for conducting a periodic comprehensive review of the external auditor at least every five years. The Audit Committee’s oversight activities over the shareholders’ auditor are disclosed in our Management Proxy Circular.

Controls and procedures

Disclosure controls and procedures

CIBC’s disclosure controls and procedures are designed to provide reasonable assurance that relevant information is accumulated and communicated to CIBC’s management, including the President and CEO and the Chief Financial Officer (CFO), to allow timely decisions regarding required disclosure.

CIBC’s management, with the participation of the President and CEO and the CFO, has evaluated the effectiveness of CIBC’s disclosure controls and procedures as at October 31, 2020 (as defined in the rules of the SEC and the Canadian Securities Administrators). Based on that evaluation, the President and CEO and the CFO have concluded that such disclosure controls and procedures were effective.

Management’s annual report on internal control over financial reporting

CIBC’s management is responsible for establishing and maintaining adequate internal control over financial reporting for CIBC.

Internal control over financial reporting is a process designed by, or under the supervision of, the President and CEO and the CFO and effected by the Board, management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS as issued by the IASB. CIBC’s internal control over financial reporting includes those policies and procedures that: (i) pertain to the maintenance of records, that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of CIBC; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS as issued by the IASB, and that receipts and expenditures of CIBC are being made only in accordance with authorizations of CIBC’s management and directors; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of CIBC’s assets that could have a material effect on the consolidated financial statements.

All internal control systems, no matter how well designed, have inherent limitations and may not prevent or detect misstatements on a timely basis. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

CIBC’s management has used the Internal Control – Integrated Framework that was published in 2013 by the COSO as the basis to evaluate the effectiveness of CIBC’s internal control over financial reporting.

As at October 31, 2020, management assessed the effectiveness of CIBC’s internal control over financial reporting and concluded that such internal control was effective.

Ernst & Young LLP, the external auditor, has audited the consolidated financial statements of CIBC for the year ended October 31, 2020, and has also issued a report on internal control over financial reporting under standards of the Public Company Accounting Oversight Board (United States).

Changes in internal control over financial reporting

There have been no changes in CIBC’s internal control over financial reporting during the year ended October 31, 2020 that have materially affected, or are reasonably likely to materially affect, its internal control.

90	CIBC 2020 ANNUAL REPORT

Management’s discussion and analysis

Supplementary annual financial information

Average balance sheet, net interest income and margin

		Average balance			Interest			Average rate
	$ millions, for the year ended October 31	2020	2019	2018	2020	2019	2018	2020	2019	2018
	Domestic assets (1)
	Cash and deposits with banks	$30,232	$7,156	$5,541	$150	$164	$95	0.50%	2.29%	1.71%
	Securities	76,063	66,954	58,854	1,776	1,852	1,434	2.33	2.77	2.44
	Securities borrowed or purchased under resale agreements	26,498	23,950	25,320	290	496	404	1.09	2.07	1.60
Loans	Residential mortgages	208,811	203,575	204,536	5,581	6,347	5,740	2.67	3.12	2.81
	Personal and credit card	51,948	53,490	52,314	3,433	4,012	3,731	6.61	7.50	7.13
	Business and government	68,072	63,131	54,298	2,043	2,434	1,824	3.00	3.86	3.36
	Total loans	328,831	320,196	311,148	11,057	12,793	11,295	3.36	4.00	3.63
	Other interest-bearing assets	5,194	3,837	2,041	62	128	12	1.19	3.34	0.59
	Derivative instruments	14,334	10,248	11,660	–	–	–	–	–	–
	Customers’ liability under acceptances	9,560	10,170	10,038	–	–	–	–	–	–
	Other non-interest-bearing assets	19,641	17,386	15,007	–	–	–	–	–	–
	Total domestic assets	510,353	459,897	439,609	13,335	15,433	13,240	2.61	3.36	3.01
	Foreign assets (1)
	Cash and deposits with banks	20,050	13,305	14,283	99	232	187	0.49	1.74	1.31
	Securities	62,014	49,059	43,300	792	927	835	1.28	1.89	1.93
	Securities borrowed or purchased under resale agreements	42,199	35,491	29,719	552	978	649	1.31	2.76	2.18
Loans	Residential mortgages	4,429	3,815	3,401	176	201	176	3.97	5.27	5.17
	Personal and credit card	1,309	1,435	1,266	97	105	98	7.41	7.32	7.74
	Business and government	66,015	55,443	47,117	2,416	2,819	2,319	3.66	5.08	4.92
	Total loans	71,753	60,693	51,784	2,689	3,125	2,593	3.75	5.15	5.01
	Other interest-bearing assets	701	555	265	55	2	1	7.85	0.36	0.38
	Derivative instruments	20,629	13,419	12,387	–	–	–	–	–	–
	Customers’ liability under acceptances	1	–	–	–	–	–	–	–	–
	Other non-interest-bearing assets	7,792	7,297	7,094	–	–	–	–	–	–
	Total foreign assets	225,139	179,819	158,832	4,187	5,264	4,265	1.86	2.93	2.69
	Total assets	$735,492	$639,716	$598,441	$17,522	$20,697	$17,505	2.38%	3.24%	2.93%
	Domestic liabilities (1)
Deposits	Personal	$172,913	$157,537	$148,143	$1,405	$1,861	$1,299	0.81%	1.18%	0.88%
	Business and government	178,476	153,092	134,382	2,019	3,033	1,378	1.13	1.98	1.03
	Bank	2,105	1,915	2,188	13	29	26	0.62	1.51	1.19
	Secured borrowings	39,076	39,111	43,085	668	1,037	952	1.71	2.65	2.21
	Total deposits	392,570	351,655	327,798	4,105	5,960	3,655	1.05	1.69	1.12
	Derivative instruments	14,398	10,790	11,207	–	–	–	–	–	–
	Acceptances	9,563	10,171	10,039	–	–	–	–	–	–
	Obligations related to securities sold short	16,794	15,412	14,708	251	285	269	1.49	1.85	1.83
	Obligations related to securities lent or sold under repurchase agreements	27,374	15,995	13,699	220	477	329	0.80	2.98	2.40
	Other liabilities	6,464	14,621	13,754	49	9	(7)	0.76	0.06	(0.05)
	Subordinated indebtedness	4,891	4,549	3,645	152	193	170	3.11	4.24	4.66
	Total domestic liabilities	472,054	423,193	394,850	4,777	6,924	4,416	1.01	1.64	1.12
	Foreign liabilities (1)
Deposits	Personal	16,974	15,543	13,511	142	193	114	0.84	1.24	0.84
	Business and government	113,877	97,429	101,583	964	2,068	2,319	0.85	2.12	2.28
	Bank	13,891	12,277	12,543	100	197	152	0.72	1.60	1.21
	Secured borrowings	1,322	226	–	15	4	–	1.13	1.77	–
	Total deposits	146,064	125,475	127,637	1,221	2,462	2,585	0.84	1.96	2.03
	Derivative instruments	20,718	14,130	11,905	–	–	–	–	–	–
	Acceptances	1	–	–	–	–	–	–	–	–
	Obligations related to securities sold short	1,047	1,089	592	3	6	3	0.29	0.55	0.51
	Obligations related to securities lent or sold under repurchase agreements	41,881	35,413	27,364	436	721	407	1.04	2.04	1.49
	Other liabilities	13,706	3,014	2,420	34	28	25	0.25	0.93	1.03
	Subordinated indebtedness	152	150	151	7	5	4	4.61	3.33	2.65
	Total foreign liabilities	223,569	179,271	170,069	1,701	3,222	3,024	0.76	1.80	1.78
	Total liabilities	695,623	602,464	564,919	6,478	10,146	7,440	0.93	1.68	1.32
	Shareholders’ equity	39,682	37,072	33,336	–	–	–	–	–	–
	Non-controlling interests	187	180	186	–	–	–	–	–	–
	Total liabilities and equity	$735,492	$639,716	$598,441	$6,478	$10,146	$7,440	0.88%	1.59%	1.24%
	Net interest income and margin				$11,044	$10,551	$10,065	1.50%	1.65%	1.68%
Additional disclosures: Non-interest-bearing deposit liabilities
	Domestic	$59,862	$48,478	$47,879
	Foreign	18,430	14,582	14,311

(1)	Classification as domestic or foreign is based on domicile of debtor or customer.

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Management’s discussion and analysis

Volume/rate analysis of changes in net interest income

	$ millions	2020/2019			2019/2018
		Increase (decrease) due to change in:			Increase (decrease) due to change in:
		Average balance	Average rate	Total	Average balance	Average rate	Total
	Domestic assets (1)
	Cash and deposits with banks	$529	$(543)	$(14)	$28	$41	$69
	Securities	252	(328)	(76)	197	221	418
	Securities borrowed or purchased under resale agreements	53	(259)	(206)	(22)	114	92
Loans	Residential mortgages	163	(929)	(766)	(27)	634	607
	Personal and credit card	(116)	(463)	(579)	84	197	281
	Business and government	190	(581)	(391)	297	313	610
	Total loans	237	(1,973)	(1,736)	354	1,144	1,498
	Other interest-bearing assets	45	(111)	(66)	11	105	116
	Change in domestic interest income	1,116	(3,214)	(2,098)	568	1,625	2,193
	Foreign assets (1)
	Cash and deposits with banks	118	(251)	(133)	(13)	58	45
	Securities	245	(380)	(135)	111	(19)	92
	Securities borrowed or purchased under resale agreements	185	(611)	(426)	126	203	329
Loans	Residential mortgages	32	(57)	(25)	21	4	25
	Personal and credit card	(9)	1	(8)	13	(6)	7
	Business and government	538	(941)	(403)	410	90	500
	Total loans	561	(997)	(436)	444	88	532
	Other interest-bearing assets	1	52	53	1	–	1
	Change in foreign interest income	1,110	(2,187)	(1,077)	669	330	999
	Total change in interest income	$2,226	$(5,401)	$(3,175)	$1,237	$1,955	$3,192
	Domestic liabilities (1)
Deposits	Personal	$182	$(638)	$(456)	$82	$480	$562
	Business and government	503	(1,517)	(1,014)	192	1,463	1,655
	Bank	3	(19)	(16)	(3)	6	3
	Secured borrowings	(1)	(368)	(369)	(88)	173	85
	Total deposits	687	(2,542)	(1,855)	183	2,122	2,305
	Obligations related to securities sold short	26	(60)	(34)	13	3	16
	Obligations related to securities lent or sold under repurchase agreements	339	(596)	(257)	55	93	148
	Other liabilities	(5)	45	40	–	16	16
	Subordinated indebtedness	15	(56)	(41)	42	(19)	23
	Change in domestic interest expense	1,062	(3,209)	(2,147)	293	2,215	2,508
	Foreign liabilities (1)
Deposits	Personal	18	(69)	(51)	17	62	79
	Business and government	349	(1,453)	(1,104)	(95)	(156)	(251)
	Bank	26	(123)	(97)	(3)	48	45
	Secured borrowings	19	(8)	11	–	4	4
	Total deposits	412	(1,653)	(1,241)	(81)	(42)	(123)
	Obligations related to securities sold short	–	(3)	(3)	3	–	3
	Obligations related to securities lent or sold under repurchase agreements	132	(417)	(285)	120	194	314
	Other liabilities	99	(93)	6	6	(3)	3
	Subordinated indebtedness	–	2	2	–	1	1
	Change in foreign interest expense	643	(2,164)	(1,521)	48	150	198
	Total change in interest expense	$1,705	$(5,373)	$(3,668)	$341	$2,365	$2,706
	Change in total net interest income	$521	$(28)	$493	$896	$(410)	$486

(1)	Classification as domestic or foreign is based on domicile of debtor or customer.

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Management’s discussion and analysis

Analysis of net loans and acceptances

	Canada (1)					U.S. (1)
$ millions, as at October 31	2020	2019	2018	2017	2016	2020	2019	2018	2017	2016
Residential mortgages	$216,215	$204,383	$203,930	$203,787	$184,610	$2,000	$1,527	$1,152	$902	$–
Student	18	24	33	50	73	–	–	–	–	–
Personal	40,299	41,882	41,473	39,483	36,896	409	435	356	326	56
Credit card	10,550	12,143	12,060	11,805	11,755	27	35	36	35	36
Total net consumer loans	267,082	258,432	257,496	255,125	233,334	2,436	1,997	1,544	1,263	92
Non-residential mortgages	5,844	6,064	6,426	6,481	6,734	292	115	39	95	103
Financial institutions	9,434	7,565	6,885	5,403	4,831	7,560	8,111	5,529	3,248	2,100
Retail and wholesale	4,882	5,720	5,219	4,496	4,044	1,958	2,066	1,914	1,812	290
Business services	6,914	7,037	7,018	6,237	5,312	5,340	4,570	3,840	3,567	1,215
Manufacturing – capital goods	2,115	2,465	2,318	1,912	1,663	2,547	2,399	2,143	1,559	128
Manufacturing – consumer goods	3,326	3,972	3,294	3,019	2,663	1,057	958	695	702	28
Real estate and construction (2)	20,782	18,465	16,297	13,293	11,684	18,750	16,871	14,559	13,761	8,554
Agriculture	6,829	6,965	6,011	5,558	5,364	103	124	79	107	44
Oil and gas	5,328	5,222	5,064	4,762	4,532	3,066	3,190	2,375	2,198	1,951
Mining	610	1,024	824	668	722	142	154	60	87	242
Forest products	474	628	446	464	465	141	162	215	209	4
Hardware and software	518	651	575	539	267	1,694	1,215	1,082	883	165
Telecommunications and cable	108	191	275	281	444	1,015	314	887	756	30
Publishing, printing, and broadcasting	406	557	527	291	333	99	92	102	117	–
Transportation	2,218	2,193	1,880	1,818	1,630	1,283	1,263	893	602	288
Utilities	2,642	2,281	2,291	1,927	1,663	2,761	1,759	1,226	1,445	1,237
Education, health and social services	3,333	3,221	2,870	2,937	2,826	4,203	2,941	3,040	3,099	–
Governments	1,173	857	954	869	728	216	127	92	7	–
Others	–	–	–	–	–	–	–	–	12	17
Stage 1 and 2 allowance for credit losses (2017 and prior: Collective allowance allocated to business and government loans) (2)(3)	(341)	(144)	(98)	(195)	(215)	(536)	(138)	(108)	(83)	(58)
Total net business and government loans, including acceptances	76,595	74,934	69,076	60,760	55,690	51,691	46,293	38,662	34,183	16,338
Total net loans and acceptances	$343,677	$333,366	$326,572	$315,885	$289,024	$54,127	$48,290	$40,206	$35,446	$16,430

(1)	Classification by country is primarily based on domicile of debtor or customer.
(2)	Stage 3 allowance for credit losses (2017 and prior: individual allowance under IAS 39) is allocated to business and government loans, including acceptances, by category above.
(3)	Stage 1 and 2 allowance (2017 and prior: collective allowance under IAS 39) are primarily allocated based on the geographic location where they are recorded.

Analysis of net loans and acceptances (continued)

	Other (1)					Total
$ millions, as at October 31	2020	2019	2018	2017	2016	2020	2019	2018	2017	2016
Residential mortgages	$2,587	$2,531	$2,453	$2,379	$2,467	$220,802	$208,441	$207,535	$207,068	$187,077
Student	–	–	–	–	–	18	24	33	50	73
Personal	664	757	715	583	519	41,372	43,074	42,544	40,392	37,471
Credit card	145	157	159	152	155	10,722	12,335	12,255	11,992	11,946
Total net consumer loans	3,396	3,445	3,327	3,114	3,141	272,914	263,874	262,367	259,502	236,567
Non-residential mortgages	252	258	266	218	232	6,388	6,437	6,731	6,794	7,069
Financial institutions	2,227	2,103	2,043	841	1,723	19,221	17,779	14,457	9,492	8,654
Retail and wholesale	427	467	438	435	561	7,267	8,253	7,571	6,743	4,895
Business services	1,791	1,822	1,675	1,736	1,266	14,045	13,429	12,533	11,540	7,793
Manufacturing – capital goods	49	128	125	432	234	4,711	4,992	4,586	3,903	2,025
Manufacturing – consumer goods	97	61	92	111	114	4,480	4,991	4,081	3,832	2,805
Real estate and construction (2)	1,312	1,529	1,624	1,325	1,391	40,844	36,865	32,480	28,379	21,629
Agriculture	147	104	25	22	24	7,079	7,193	6,115	5,687	5,432
Oil and gas	623	253	440	555	268	9,017	8,665	7,879	7,515	6,751
Mining	507	642	710	784	928	1,259	1,820	1,594	1,539	1,892
Forest products	–	–	–	–	–	615	790	661	673	469
Hardware and software	74	–	–	20	–	2,286	1,866	1,657	1,442	432
Telecommunications and cable	140	185	208	301	359	1,263	690	1,370	1,338	833
Publishing, printing, and broadcasting	58	81	85	89	87	563	730	714	497	420
Transportation	3,033	2,012	1,642	1,847	1,326	6,534	5,468	4,415	4,267	3,244
Utilities	2,758	1,744	647	779	532	8,161	5,784	4,164	4,151	3,432
Education, health and social services	27	34	28	29	32	7,563	6,196	5,938	6,065	2,858
Governments	1,817	1,657	1,598	1,662	1,874	3,206	2,641	2,644	2,538	2,602
Others	–	–	–	–	300	–	–	–	12	317
Stage 1 and 2 allowance for credit losses (2017 and prior: Collective allowance allocated to business and government loans) (2)(3)	(151)	(73)	(90)	(73)	(65)	(1,028)	(355)	(296)	(351)	(338)
Total net business and government loans, including acceptances	15,188	13,007	11,556	11,113	11,186	143,474	134,234	119,294	106,056	83,214
Total net loans and acceptances	$18,584	$16,452	$14,883	$14,227	$14,327	$416,388	$398,108	$381,661	$365,558	$319,781

(1)	Classification by country is primarily based on domicile of debtor or customer.
(2)	Stage 3 allowance for credit losses (2017 and prior: individual allowance under IAS 39) is allocated to business and government loans, including acceptances, by category above.
(3)	Stage 1 and 2 allowance (2017 and prior: collective allowance under IAS 39) are primarily allocated based on the geographic location where they are recorded.

CIBC 2020 ANNUAL REPORT	93

Management’s discussion and analysis

Summary of allowance for credit losses

$ millions, as at or for the year ended October 31	2020	2019	2018 (1)	2017	2016
Balance at beginning of year under IAS 39	n/a	n/a	$1,737	$1,813	$1,762
Impact of adopting IFRS 9 at November 1, 2017	n/a	n/a	63	n/a	n/a
Balance at beginning of year under IFRS 9	$2,044	$1,741	1,800	n/a	n/a
Provision for credit losses	2,489	1,286	870	829	1,051
Write-offs
Domestic (2)
Residential mortgages	15	22	19	21	13
Student	–	–	–	–	–
Personal and credit card	755	897	866	869	842
Other business and government	43	30	37	51	116
Foreign (2)
Residential mortgages	1	7	35	17	21
Personal and credit card	7	14	14	19	18
Other business and government	114	160	79	80	143
Total write-offs	935	1,130	1,050	1,057	1,153
Recoveries
Domestic (2)
Personal and credit card	170	173	174	168	163
Other business and government	4	6	6	15	8
Foreign (2)
Residential mortgages	6	2	–	–	–
Personal and credit card	7	6	4	5	6
Other business and government	5	7	6	5	6
Total recoveries	192	194	190	193	183
Net write-offs	743	936	860	864	970
Interest income on impaired loans	(45)	(40)	(23)	(26)	(29)
Foreign exchange and other	(23)	(7)	(46)	(15)	(1)
Balance at end of year	$3,722	$2,044	$1,741	$1,737	$1,813
Comprises:
Loans	$3,540	$1,915	$1,639	$1,618	$1,691
Undrawn credit facilities and other off-balance sheet exposures	182	129	102	119	122
Ratio of net write-offs during the year to average loans outstanding during the year	0.19%	0.25%	0.24%	0.26%	0.33%

(1)

Effective November 1, 2017, all loans that are contractually 90 days in arrears are automatically classified as impaired and as stage 3 under IFRS 9, except for credit card loans which are classified as impaired and are fully written off when payments are contractually 180 days in arrears or at the earlier of the notice of bankruptcy, settlement proposal, or enlistment of credit counselling services. The determination of impairment was generally the same under IAS 39, except (i) residential mortgages guaranteed or insured by a Canadian government (federal or provincial) or a Canadian government agency were not classified as impaired until payments were contractually 365 days in arrears, and (ii) residential mortgages guaranteed or insured by a private insurer, or loans that were fully secured and in the process of collection were not classified as impaired until payments were contractually 180 days in arrears.

(2)	Classification as domestic or foreign is primarily based on domicile of debtor or customer.
n/a	Not applicable.

Allowance for credit losses on impaired loans as a percentage of gross impaired loans

	Allowance for credit losses (1)					Allowance as a % of gross impaired loans
$ millions, as at October 31	2020	2019	2018 (2)	2017 (3)	2016 (3)	2020	2019	2018 (2)	2017 (3)	2016 (3)
Domestic (4)
Residential mortgages	$69	$61	$54	$22	$20	10.8%	10.5%	10.9%	7.5%	8.0%
Personal loans	80	98	79	110	105	60.2	62.4	57.7	94.8	85.4
Business and government	406	217	56	43	63	62.6	45.8	41.5	41.7	30.9
Total domestic	555	376	189	175	188	39.1	31.0	24.6	34.2	32.5
Foreign (4)
Residential mortgages	82	79	89	123	148	47.7	46.5	49.4	55.7	56.3
Personal loans	33	30	30	31	40	68.8	63.8	66.7	56.4	57.1
Business and government	244	159	174	148	196	34.4	36.4	35.8	28.3	26.2
Total foreign	359	268	293	302	384	38.6	41.0	41.2	37.8	35.6
Total allowance	$914	$644	$482	$477	$572	38.9%	34.5%	32.6%	36.4%	34.5%

(1)	Excludes allowance on undrawn credit facilities and other off-balance sheet exposures.
(2)

Effective November 1, 2017, all loans that are contractually 90 days in arrears are automatically classified as impaired and as stage 3 under IFRS 9, except for credit card loans which are classified as impaired and are fully written off when payments are contractually 180 days in arrears or at the earlier of the notice of bankruptcy, settlement proposal, or enlistment of credit counselling services. The determination of impairment was generally the same under IAS 39, except (i) residential mortgages guaranteed or insured by a Canadian government (federal or provincial) or a Canadian government agency were not classified as impaired until payments were contractually 365 days in arrears, and (ii) residential mortgages guaranteed or insured by a private insurer, or loans that were fully secured and in the process of collection were not classified as impaired until payments were contractually 180 days in arrears.

(3)	Under IAS 39, comprises individual allowance, and collective allowance related to personal, scored small business, and mortgage impaired loans that are greater than 90 days delinquent.
(4)	Classification as domestic or foreign is primarily based on domicile of debtor or customer.

94	CIBC 2020 ANNUAL REPORT

Management’s discussion and analysis

Allowance on performing loans as a percentage of net loans and acceptances

	Allowance for credit losses (1)(2)					Allowance as a % of net loans and acceptances
$ millions, as at October 31	2020	2019	2018 (3)	2017	2016	2020	2019	2018 (3)	2017	2016
Domestic
Residential mortgages	$89	$38	$29	$34	$30	–%	–%	–%	–%	–%
Personal loans	697	415	362	345	345	1.7	1.0	0.9	0.9	0.9
Credit cards	659	413	415	383	383	6.2	3.4	3.4	3.2	3.3
Business and government	341	144	98	187	205	0.4	0.2	0.1	0.3	0.4
Total domestic	1,786	1,010	904	949	963	0.5	0.3	0.3	0.3	0.3
Foreign
Residential mortgages	123	33	42	24	23	2.7	0.8	1.2	0.7	0.9
Personal loans	22	10	10	9	7	2.1	0.8	0.9	1.0	1.2
Credit cards	8	7	3	3	3	4.7	3.6	1.5	1.6	1.6
Business and government	687	211	198	156	123	1.0	0.4	0.4	0.3	0.4
Total foreign	840	261	253	192	156	1.2	0.4	0.5	0.4	0.5
Total stage 1 and 2 allowance (2017 and prior: total allowance)	$2,626	$1,271	$1,157	$1,141	$1,119	0.6%	0.3%	0.3%	0.3%	0.3%

(1)	Excludes allowance on undrawn credit facilities and other off-balance sheet exposures.
(2)	Stage 1 and 2 allowance (2017 and prior: collective allowance under IAS 39) are primarily allocated based on the geographic location where they are recorded.
(3)

Effective November 1, 2017, all loans that are contractually 90 days in arrears are automatically classified as impaired and as stage 3 under IFRS 9, except for credit card loans which are classified as impaired and are fully written off when payments are contractually 180 days in arrears or at the earlier of the notice of bankruptcy, settlement proposal, or enlistment of credit counselling services. The determination of impairment was generally the same under IAS 39, except (i) residential mortgages guaranteed or insured by a Canadian government (federal or provincial) or a Canadian government agency were not classified as impaired until payments were contractually 365 days in arrears, and (ii) residential mortgages guaranteed or insured by a private insurer, or loans that were fully secured and in the process of collection were not classified as impaired until payments were contractually 180 days in arrears.

Net loans and acceptances by geographic location (1)

$ millions, as at October 31	2020		2019		2018		2017		2016
Canada
Atlantic provinces	$14,685		$14,578		$14,036		$14,194		$14,006
Quebec	30,916		30,113		28,598		27,027		25,471
Ontario	176,915		169,073		165,592		157,987		139,254
Prairie provinces	14,710		14,680		13,947		13,746		13,341
Alberta, Northwest Territories and Nunavut	46,133		45,103		44,896		44,354		43,308
British Columbia and Yukon	62,104		60,829		60,407		59,479		54,567
Stage 1 and 2 allowance (2017 and prior: collective allowance) allocated to Canada (2)	(1,786	) (3)	(1,010	) (3)	(904	) (3)	(902	) (4)	(923	) (4)
Total Canada	343,677		333,366		326,572		315,885		289,024
U.S.	54,127		48,290		40,206		35,446		16,430
Other countries	18,584		16,452		14,883		14,227		14,327
Total net loans and acceptances	$416,388		$398,108		$381,661		$365,558		$319,781

(1)	Classification by country is primarily based on domicile of debtor or customer.
(2)	Stage 1 and 2 allowance (2017 and prior: collective allowance under IAS 39) are primarily allocated based on the geographic location where they are recorded.
(3)	Stage 3 allowance for credit losses (2017 and prior: individual allowance under IAS 39) is allocated to provinces above, including acceptances.
(4)

Under IAS 39, relates to collective allowance, except for: (i) residential mortgages greater than 90 days delinquent; and (ii) personal loans and scored small business loans greater than 30 days delinquent.

CIBC 2020 ANNUAL REPORT	95

Management’s discussion and analysis

Net impaired loans

	Canada (1)					U.S. (1)
$ millions, as at October 31	2020	2019	2018 (2)	2017	2016	2020	2019	2018 (2)	2017	2016
Gross impaired loans
Residential mortgages	$637	$581	$497	$292	$251	$17	$16	$13	$9	$–
Student	3	1	2	2	3	–	–	–	–	–
Personal	130	156	135	114	120	5	5	2	2	–
Total gross impaired consumer loans	770	738	634	408	374	22	21	15	11	–
Non-residential mortgages	15	3	3	7	4	–	–	–	–	–
Financial institutions	8	2	5	–	1	34	37	65	8	–
Retail, wholesale and business services	383	283	62	38	23	98	89	44	52	5
Manufacturing – consumer and capital goods	5	6	7	6	19	65	35	14	1	–
Real estate and construction	39	38	39	33	23	169	46	90	137	62
Agriculture	27	53	8	9	4	–	–	–	–	–
Resource-based industries	124	46	1	2	121	169	69	54	114	248
Telecommunications, media and technology	1	2	2	3	4	6	2	2	2	–
Transportation	4	4	3	2	1	–	–	1	–	–
Utilities	38	32	–	–	–	–	–	–	–	–
Other	5	5	5	3	4	21	23	56	45	–
Total gross impaired – business and government loans	649	474	135	103	204	562	301	326	359	315
Total gross impaired loans	1,419	1,212	769	511	578	584	322	341	370	315
Other past due loans (3)	127	96	100	337	362	–	–	–	–	–
Total gross impaired and other past due loans	$1,546	$1,308	$869	$848	$940	$584	$322	$341	$370	$315
Allowance for credit losses
Residential mortgages	$69	$61	$54	$22	$20	$3	$3	$2	$–	$–
Student	1	–	–	–	–	–	–	–	–	–
Personal	79	98	79	110	105	2	1	–	–	–
Total allowance – consumer loans	149	159	133	132	125	5	4	2	–	–
Non-residential mortgages	–	–	–	2	2	–	–	–	–	–
Financial institutions	4	1	–	–	–	8	1	14	–	–
Retail, wholesale and business services	289	151	26	18	16	24	28	27	16	4
Manufacturing – consumer and capital goods	3	4	4	5	7	29	–	1	–	–
Real estate and construction	11	16	15	9	10	58	28	41	41	20
Agriculture	22	24	4	–	1	–	–	–	–	–
Resource-based industries	56	11	1	2	21	53	34	5	8	8
Telecommunications, media and technology	–	–	1	2	3	2	–	–	–	–
Transportation	2	2	2	2	1	–	–	–	–	–
Utilities	17	5	–	–	–	–	–	–	–	–
Other	2	3	3	3	2	1	10	–	–	–
Total allowance – business and government loans	406	217	56	43	63	175	101	88	65	32
Total allowance	$555	$376	$189	$175	$188	$180	$105	$90	$65	$32
Net impaired loans
Residential mortgages	$568	$520	$443	$270	$231	$14	$13	$11	$9	$–
Student	2	1	2	2	3	–	–	–	–	–
Personal	51	58	56	4	15	3	4	2	2	–
Total net impaired consumer loans	621	579	501	276	249	17	17	13	11	–
Non-residential mortgages	15	3	3	5	2	–	–	–	–	–
Financial institutions	4	1	5	–	1	26	36	51	8	–
Retail, wholesale and business services	94	132	36	20	7	74	61	17	36	1
Manufacturing – consumer and capital goods	2	2	3	1	12	36	35	13	1	–
Real estate and construction	28	22	24	24	13	111	18	49	96	42
Agriculture	5	29	4	9	3	–	–	–	–	–
Resource-based industries	68	35	–	–	100	116	35	49	106	240
Telecommunications, media and technology	1	2	1	1	1	4	2	2	2	–
Transportation	2	2	1	–	–	–	–	1	–	–
Utilities	21	27	–	–	–	–	–	–	–	–
Other	3	2	2	–	2	20	13	56	45	–
Total net impaired – business and government loans	243	257	79	60	141	387	200	238	294	283
Total net impaired loans	$864	$836	$580	$336	$390	$404	$217	$251	$305	$283

(1)	Classification by country is primarily based on domicile of debtor or customer.
(2)

Effective November 1, 2017, all loans that are contractually 90 days in arrears are automatically classified as impaired and as stage 3 under IFRS 9, except for credit card loans which are classified as impaired and are fully written off when payments are contractually 180 days in arrears or at the earlier of the notice of bankruptcy, settlement proposal, or enlistment of credit counselling services. The determination of impairment was generally the same under IAS 39, except (i) residential mortgages guaranteed or insured by a Canadian government (federal or provincial) or a Canadian government agency were not classified as impaired until payments were contractually 365 days in arrears, and (ii) residential mortgages guaranteed or insured by a private insurer, or loans that were fully secured and in the process of collection were not classified as impaired until payments were contractually 180 days in arrears.

(3)	Represents loans where repayment of principal or payment of interest is contractually in arrears between 90 and 180 days.

96	CIBC 2020 ANNUAL REPORT

Management’s discussion and analysis

Net impaired loans (continued)

	Other (1)					Total
$ millions, as at October 31	2020	2019	2018 (2)	2017	2016	2020	2019	2018 (2)	2017	2016
Gross impaired loans
Residential mortgages	$155	$154	$167	$212	$263	$809	$751	$677	$513	$514
Student	–	–	–	–	–	3	1	2	2	3
Personal	43	42	43	53	70	178	203	180	169	190
Total gross impaired consumer loans	198	196	210	265	333	990	955	859	684	707
Non-residential mortgages	11	17	15	17	17	26	20	18	24	21
Financial institutions	1	–	1	2	3	43	39	71	10	4
Retail, wholesale and business services	49	43	52	57	94	530	415	158	147	122
Manufacturing – consumer and capital goods	3	4	4	5	210	73	45	25	12	229
Real estate and construction	55	59	72	78	104	263	143	201	248	189
Agriculture	–	–	1	1	1	27	53	9	10	5
Resource-based industries	27	–	–	–	–	320	115	55	116	369
Telecommunications, media and technology	–	–	–	–	–	7	4	4	5	4
Transportation	2	2	3	4	2	6	6	7	6	3
Utilities	–	–	–	–	–	38	32	–	–	–
Other	–	11	12	–	1	26	39	73	48	5
Total gross impaired – business and government loans	148	136	160	164	432	1,359	911	621	626	951
Total gross impaired loans	346	332	370	429	765	2,349	1,866	1,480	1,310	1,658
Other past due loans (3)	5	3	3	3	3	132	99	103	340	365
Total gross impaired and other past due loans	$351	$335	$373	$432	$768	$2,481	$1,965	$1,583	$1,650	$2,023
Allowance for credit losses
Residential mortgages	$79	$76	$87	$123	$148	$151	$140	$143	$145	$168
Student	–	–	–	–	–	1	–	–	–	–
Personal	31	29	30	31	40	112	128	109	141	145
Total allowance – consumer loans	110	105	117	154	188	264	268	252	286	313
Non-residential mortgages	2	5	7	9	12	2	5	7	11	14
Financial institutions	1	–	1	–	2	13	2	15	–	2
Retail, wholesale and business services	21	18	28	29	48	334	197	81	63	68
Manufacturing – consumer and capital goods	2	2	3	3	45	34	6	8	8	52
Real estate and construction	29	30	39	39	54	98	74	95	89	84
Agriculture	–	–	1	1	1	22	24	5	1	2
Resource-based industries	13	–	–	–	–	122	45	6	10	29
Telecommunications, media and technology	–	–	–	–	–	2	–	1	2	3
Transportation	1	1	2	2	2	3	3	4	4	3
Utilities	–	–	–	–	–	17	5	–	–	–
Other	–	2	5	–	–	3	15	8	3	2
Total allowance – business and government loans	69	58	86	83	164	650	376	230	191	259
Total allowance	$179	$163	$203	$237	$352	$914	$644	$482	$477	$572
Net impaired loans
Residential mortgages	$76	$78	$80	$89	$115	$658	$611	$534	$368	$346
Student	–	–	–	–	–	2	1	2	2	3
Personal	12	13	13	22	30	66	75	71	28	45
Total net impaired consumer loans	88	91	93	111	145	726	687	607	398	394
Non-residential mortgages	9	12	8	8	5	24	15	11	13	7
Financial institutions	–	–	–	2	1	30	37	56	10	2
Retail, wholesale and business services	28	25	24	28	46	196	218	77	84	54
Manufacturing – consumer and capital goods	1	2	1	2	165	39	39	17	4	177
Real estate and construction	26	29	33	39	50	165	69	106	159	105
Agriculture	–	–	–	–	–	5	29	4	9	3
Resource-based industries	14	–	–	–	–	198	70	49	106	340
Telecommunications, media and technology	–	–	–	–	–	5	4	3	3	1
Transportation	1	1	1	2	–	3	3	3	2	–
Utilities	–	–	–	–	–	21	27	–	–	–
Other	–	9	7	–	1	23	24	65	45	3
Total net impaired – business and government loans	79	78	74	81	268	709	535	391	435	692
Total net impaired loans	$167	$169	$167	$192	$413	$1,435	$1,222	$998	$833	$1,086

(1)	Classification by country is primarily based on domicile of debtor or customer.
(2)

Effective November 1, 2017, all loans that are contractually 90 days in arrears are automatically classified as impaired and as stage 3 under IFRS 9, except for credit card loans which are classified as impaired and are fully written off when payments are contractually 180 days in arrears or at the earlier of the notice of bankruptcy, settlement proposal, or enlistment of credit counselling services. The determination of impairment was generally the same under IAS 39, except (i) residential mortgages guaranteed or insured by a Canadian government (federal or provincial) or a Canadian government agency were not classified as impaired until payments were contractually 365 days in arrears, and (ii) residential mortgages guaranteed or insured by a private insurer, or loans that were fully secured and in the process of collection were not classified as impaired until payments were contractually 180 days in arrears.

(3)	Represents loans where repayment of principal or payment of interest is contractually in arrears between 90 and 180 days.

CIBC 2020 ANNUAL REPORT	97

Management’s discussion and analysis

Deposits

	Average balance			Interest			Rate
$ millions, for the year ended October 31	2020	2019	2018	2020	2019	2018	2020	2019	2018
Deposits in domestic bank offices (1)
Payable on demand
Personal	$11,945	$9,939	$10,216	$14	$17	$15	0.12%	0.17%	0.15%
Business and government	50,683	43,539	42,784	305	585	432	0.60	1.34	1.01
Bank	5,761	4,517	4,632	1	3	1	0.02	0.07	0.02
Payable after notice
Personal	109,856	99,859	98,054	460	855	644	0.42	0.86	0.66
Business and government	56,758	44,691	38,621	659	927	606	1.16	2.07	1.57
Bank	276	256	415	2	4	6	0.72	1.56	1.45
Payable on a fixed date
Personal	55,164	51,522	43,561	969	1,040	676	1.76	2.02	1.55
Business and government	102,953	85,978	76,674	1,358	2,063	1,442	1.32	2.40	1.88
Bank	2,078	1,161	1,625	20	23	27	0.96	1.98	1.66
Secured borrowings	39,076	39,111	43,085	668	1,037	952	1.71	2.65	2.21
Total domestic	434,550	380,573	359,667	4,456	6,554	4,801	1.03	1.72	1.33
Deposits in foreign bank offices
Payable on demand
Personal	1,971	1,687	1,693	2	2	1	0.10	0.12	0.06
Business and government	20,454	15,687	14,149	32	70	33	0.16	0.45	0.23
Bank	31	13	10	1	–	–	3.23	–	–
Payable after notice
Personal	8,119	6,909	5,239	66	82	39	0.81	1.19	0.74
Business and government	12,825	9,544	7,740	83	185	96	0.65	1.94	1.24
Payable on a fixed date
Personal	2,832	3,164	2,891	36	58	38	1.27	1.83	1.31
Business and government	48,680	51,082	55,997	546	1,271	1,088	1.12	2.49	1.94
Bank	7,850	8,245	8,049	89	196	144	1.13	2.38	1.79
Secured borrowings	1,322	226	–	15	4	–	1.13	1.77	–
Total foreign	104,084	96,557	95,768	870	1,868	1,439	0.84	1.93	1.50
Total deposits	$538,634	$477,130	$455,435	$5,326	$8,422	$6,240	0.99%	1.77%	1.37%

(1)	Deposits by foreign depositors in our domestic bank offices amounted to $42.2 billion (2019: $29.3 billion; 2018: $32.3 billion).

Short-term borrowings

$ millions, as at or for the year ended October 31	2020	2019	2018
Amounts outstanding at end of year
Obligations related to securities sold short	$15,963	$15,635	$13,782
Obligations related to securities lent or sold under repurchase agreements	73,477	53,623	33,571
Total short-term borrowings	$89,440	$69,258	$47,353
Obligations related to securities sold short
Average balance	$17,841	$16,501	$15,300
Maximum month-end balance	22,467	18,448	17,162
Average interest rate	1.42%	1.76%	1.78%
Obligations related to securities lent or sold under repurchase agreements
Average balance	$69,255	$51,408	$41,063
Maximum month-end balance	81,349	57,346	45,343
Average interest rate	0.95%	2.33%	1.79%

Fees paid to the shareholders’ auditor

$ millions, for the year ended October 31	2020	2019	2018
Audit fees (1)	$24.0	$22.3	$26.0
Audit-related fees (2)	2.2	1.7	2.5
Tax fees (3)	1.4	1.9	2.4
All other fees (4)	–	0.1	0.1
Total	$27.6	$26.0	$31.0

(1)

For the audit of CIBC’s annual financial statements and the audit of certain of its subsidiaries, as well as other services normally provided by the principal auditor in connection with CIBC’s statutory and regulatory filings. Audit fees also include the audit of internal control over financial reporting under standards of the Public Company Accounting Oversight Board (United States).

(2)

For the assurance and related services that are reasonably related to the performance of the audit or review of CIBC’s consolidated financial statements, including accounting consultation, various agreed upon procedures and translation of financial reports.

(3)	For tax compliance and advisory services.
(4)	Includes fees for non-audit services.

98	CIBC 2020 ANNUAL REPORT

Consolidated financial statements

Consolidated financial statements

100	Financial reporting responsibility

101	(Intentionally Deleted)

105	Report of independent registered public accounting firm – Standards of the Public Company Accounting Oversight Board (United States)

108	Report of independent registered public accounting firm – Internal control over financial reporting

109	Consolidated balance sheet

110	Consolidated statement of income

111	Consolidated statement of comprehensive income

112	Consolidated statement of changes in equity

113	Consolidated statement of cash flows

114	Notes to the consolidated financial statements

Details of the notes to the consolidated financial statements

114	Note 1	–	Basis of preparation and summary of significant accounting policies
126	Note 2	–	Impact of COVID-19
128	Note 3	–	Fair value measurement
135	Note 4	–	Significant transactions
136	Note 5	–	Securities
138	Note 6	–	Loans
146	Note 7	–	Structured entities and derecognition of financial assets
149	Note 8	–	Property and equipment
150	Note 9	–	Goodwill, software and other intangible assets
152	Note 10	–	Other assets
153	Note 11	–	Deposits
153	Note 12	–	Other liabilities
153	Note 13	–	Derivative instruments
158	Note 14	–	Designated accounting hedges
162	Note 15	–	Subordinated indebtedness
163	Note 16	–	Common and preferred shares and other equity instruments

167	Note 17	–	Capital Trust securities
168	Note 18	–	Share-based payments
170	Note 19	–	Post-employment benefits
175	Note 20	–	Income taxes
177	Note 21	–	Earnings per share
178	Note 22	–	Commitments, guarantees and pledged assets
179	Note 23	–	Contingent liabilities and provisions
182	Note 24	–	Concentration of credit risk
183	Note 25	–	Related-party transactions
184	Note 26	–	Investments in equity-accounted associates and joint ventures
185	Note 27	–	Significant subsidiaries
186	Note 28	–	Financial instruments – disclosures
187	Note 29	–	Offsetting financial assets and liabilities
187	Note 30	–	Interest income and expense
188	Note 31	–	Segmented and geographic information
190	Note 32	–	Future accounting policy changes

CIBC 2020 ANNUAL REPORT	99

Consolidated financial statements

Financial reporting responsibility

Management of Canadian Imperial Bank of Commerce (CIBC) is responsible for the preparation, presentation, accuracy and reliability of the Annual Report, which includes the consolidated financial statements and management’s discussion and analysis (MD&A). The consolidated financial statements have been prepared in accordance with Section 308(4) of the Bank Act (Canada), which requires that the financial statements be prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board. The MD&A has been prepared in accordance with the requirements of applicable securities laws.

The consolidated financial statements and MD&A contain items that reflect the best estimates and judgments of the expected effects of current events and transactions with appropriate consideration to materiality. Financial information appearing throughout the Annual Report is consistent with the consolidated financial statements.

Management has developed and maintained effective systems, controls and procedures to ensure that information used internally and disclosed externally is reliable and timely. CIBC’s system of internal controls and supporting procedures are designed to provide reasonable assurance that transactions are authorized, assets are safeguarded and proper records are maintained. These internal controls and supporting procedures include the communication of policies and guidelines, the establishment of an organizational structure that provides appropriate and well-defined responsibilities and accountability, and the careful selection and training of qualified staff. Management has assessed the effectiveness of CIBC’s internal control over financial reporting as at year-end using the Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework). Based upon this assessment, we have determined that internal control over financial reporting is effective in all material respects and CIBC is in compliance with the requirements set by the U.S. Securities and Exchange Commission (SEC) under the U.S. Sarbanes-Oxley Act.

CIBC’s Chief Executive Officer and Chief Financial Officer have certified CIBC’s annual filings with the SEC under the U.S. Sarbanes-Oxley Act and with the Canadian Securities Administrators under Canadian securities laws.

The Internal Audit department reviews and reports on the effectiveness of CIBC’s internal control, risk management and governance systems and processes, including accounting and financial controls, in accordance with the audit plan approved by the Audit Committee. Our Chief Auditor has unfettered access to the Audit Committee.

The Board of Directors oversees management’s responsibilities for financial reporting through the Audit Committee, which is composed of independent directors. The Audit Committee reviews CIBC’s interim and annual consolidated financial statements and MD&A and recommends them for approval by the Board of Directors. Other key responsibilities of the Audit Committee include monitoring CIBC’s system of internal control, and reviewing the qualifications, independence and service quality of the shareholders’ auditor and the performance of CIBC’s internal auditors.

Ernst & Young LLP, the shareholders’ auditor, obtains an understanding of CIBC’s internal controls and procedures for financial reporting to plan and conduct such tests and other audit procedures as they consider necessary in the circumstances to express their opinions in the reports that follow. Ernst & Young LLP has unrestricted access to the Audit Committee to discuss their audit and related matters.

The Office of the Superintendent of Financial Institutions (OSFI) Canada is mandated to protect the rights and interest of depositors and creditors of CIBC. Accordingly, OSFI examines and enquires into the business and affairs of CIBC, as deemed necessary, to ensure that the provisions of the Bank Act (Canada) are being complied with and that CIBC is in sound financial condition.

Victor G. Dodig	Hratch Panossian
President and Chief Executive Officer	Chief Financial Officer	December 2, 2020

100	CIBC 2020 ANNUAL REPORT

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102	CIBC 2020 ANNUAL REPORT

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104	CIBC 2020 ANNUAL REPORT

Consolidated financial statements

Report of independent registered public accounting firm

To the shareholders and directors of Canadian Imperial Bank of Commerce

Opinion on the consolidated financial statements

We have audited the accompanying consolidated balance sheets of Canadian Imperial Bank of Commerce (CIBC) as of October 31, 2020 and 2019, the related consolidated statements of income, comprehensive income, changes in equity and cash flows for each of the years in the three-year period ended October 31, 2020, and the related notes (collectively referred to as the “consolidated financial statements”).

In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of CIBC at October 31, 2020 and 2019, and its consolidated financial performance and its consolidated cash flows for each of the years in the three-year period ended October 31, 2020 in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board.

Report on internal control over financial reporting

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), CIBC’s internal control over financial reporting as of October 31, 2020, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated December 2, 2020 expressed an unqualified opinion thereon.

Basis for opinion

These consolidated financial statements are the responsibility of CIBC’s management. Our responsibility is to express an opinion on CIBC’s consolidated financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to CIBC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical audit matters

The critical audit matters communicated below are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

CIBC 2020 ANNUAL REPORT	105

Consolidated financial statements

Allowance for credit losses
Description of the matter

As more fully described in Note 1 and Note 6 to the consolidated financial statements, CIBC has used an expected credit loss (ECL) model to recognize $3.7 billion in allowances for credit losses on its consolidated balance sheet. ECL allowances represent an unbiased and probability-weighted amount, which is determined by evaluating a range of possible outcomes and reasonable and supportable information about past events, current conditions and forecasts of future economic conditions. Forward-looking information (FLI), which involves significant judgment, is explicitly incorporated into the estimation of ECL allowances. ECL allowances are measured at amounts equal to either (i) 12-month ECL; or (ii) lifetime ECL for those financial instruments that have experienced a significant increase in credit risk (SICR) since initial recognition or when there is objective evidence of impairment.

Auditing the allowance for credit losses was complex and required the involvement of specialists due to the inherent complexity of the models, the large volume of data used, assumptions, judgments, and the interrelationship of these variables in measuring the ECL. Significant assumptions and judgments with respect to the estimation of the allowance for credit losses include (i) the determination of when a loan has experienced a SICR; (ii) the forecast of FLI for multiple economic scenarios and the probability weighting of those scenarios; (iii) the calculation of both 12-month and lifetime credit losses; and (iv) the application of expert credit judgment. Management has applied a heightened use of judgment in the areas noted above when assessing the impact of COVID-19 on the allowance for credit losses. Specifically, management has applied judgment in assessing the potential impact of government support programs and client relief measures on the ECL, including estimation of the effects on borrower risk ratings and retail portfolio migration. The allowance for credit losses is a significant estimate for which variations in model methodology, assumptions and judgments can have a material effect on the measurement of expected credit losses.

How we addressed the matter in our audit

We obtained an understanding, evaluated the design and tested the operating effectiveness of management’s controls, including those related to technology, over the allowance for credit losses. The controls we tested included, amongst others, controls over model development and validation, economic forecasting, data completeness and accuracy, the determination of internal risk ratings for non-retail loans, and the governance and oversight controls over the review of the overall ECL, including the application of expert credit judgment.

To test the allowance for credit losses, amongst other procedures, we assessed, with the assistance of our credit risk specialists, whether the methodology and assumptions used in significant models that estimate ECL are consistent with the requirements of IFRS, CIBC’s own historical data and industry standards. This included an assessment of the thresholds used to determine a SICR. For a sample of FLI variables, with the assistance of our economic specialists, we evaluated management’s forecasting methodology and compared management’s FLI to independently derived forecasts and publicly available information. We also evaluated the scenario probability weights used in the ECL models. With the assistance of our credit risk specialists, we assessed the application of management’s expert credit judgment by evaluating that the amounts recorded were reflective of underlying credit quality and macroeconomic trends, including the impact of COVID-19, amongst other factors. We tested the completeness and accuracy of data used in the measurement of the ECL and evaluated the non-retail borrower risk ratings against CIBC’s risk rating scale. On a sample basis, we recalculated the ECL to test the mathematical accuracy of management’s models. We also assessed the adequacy of the allowance for credit loss financial statement note disclosures.

Fair value measurement of derivatives
Description of the matter

As more fully described in Note 3 and Note 13 of the consolidated financial statements, CIBC has recognized $32.7 billion in derivative assets and $30.5 billion in derivative liabilities. The portfolio of derivative instruments is presented by level within the fair value hierarchy, with the majority of the portfolio classified as Level 2. While derivative instruments classified as Level 1 have quoted market prices, those classified as Level 2 and 3 require valuation techniques that use observable and non-observable market inputs and involve the application of management judgment.

Auditing the valuation of derivatives was complex and required the application of significant auditor judgment and involvement of valuation specialists where the fair value was determined based on complex models and/or significant non-observable market inputs, including any significant valuation adjustments. The inputs and assumptions used to determine fair value that were subject to significant auditor judgment included, amongst others, correlations, volatilities and credit spreads. The valuation of derivatives is sensitive to these inputs as they are forward-looking and could be affected by future economic and market conditions.

How we addressed the matter in our audit

We obtained an understanding, evaluated the design and tested the operating effectiveness of management’s controls over the valuation of CIBC’s derivatives portfolio, including those related to technology. The controls we tested included, amongst others, controls over the development and validation of models used to determine the fair value of derivatives, controls over the independent price verification process, including the integrity of significant inputs described above, and controls over significant valuation adjustments applied.

To test the valuation of these derivatives, our audit procedures included, amongst others, an evaluation of the methodologies and significant inputs used by CIBC. With the assistance of our valuation specialists, we performed an independent valuation for a sample of derivatives and valuation adjustments to assess the modelling assumptions and significant inputs used by CIBC to estimate the fair value. We independently obtained significant inputs and assumptions from external market data in performing our independent valuation. For a sample of models, and with the assistance of our valuation specialists, we assessed the valuation methodologies used by CIBC to determine fair value. We also assessed the adequacy of the disclosures related to the fair value measurement of derivatives.

106	CIBC 2020 ANNUAL REPORT

Consolidated financial statements

Measurement of uncertain tax provisions
Description of the matter

As more fully described in Note 20 of the consolidated financial statements, CIBC has disclosed its significant accounting judgments, estimates and assumptions in relation to accounting for uncertainty in income taxes. CIBC operates in a tax environment with constantly evolving and complex tax legislation for financial institutions. Uncertainty in tax positions may arise as tax legislation is subject to interpretation. Estimating uncertain tax provisions requires management judgment to be applied in the interpretation of tax laws across the various jurisdictions in which CIBC operates. This includes significant judgment in the determination of whether it is probable that CIBC’s tax filing positions will be sustained relating to certain complex tax positions and, when probable, the measurement of such provision when recognized.

Auditing CIBC’s uncertain tax provisions required the involvement of our tax professionals and the application of judgment, including the interpretation of applicable tax legislation and jurisprudence.

How we addressed the matter in our audit

We obtained an understanding, evaluated the design, and tested the operating effectiveness of management’s controls over CIBC’s uncertain tax provisions. This included, amongst others, controls over management’s assessment of the technical merits of tax positions and the process related to the measurement of any related income tax provisions.

With the assistance of our tax professionals, our audit procedures included, amongst others, an assessment of the technical merits of income tax positions taken by CIBC and the measurement of any related uncertain tax provisions recorded. We inspected and evaluated correspondence from the relevant income tax authorities, income tax advice obtained by CIBC from external advisors including income tax opinions, CIBC’s interpretations of tax laws and the assessment thereof with respect to uncertain tax positions. We evaluated the reasonability of CIBC’s treatment of any new information received during the year relating to the amounts recorded. We also assessed the adequacy of the disclosures related to uncertain tax positions.

Goodwill impairment assessment of the U.S. Commercial Banking and Wealth Management Cash Generating Unit (U.S. CGU)
Description of the matter

As more fully described in Note 9 to the financial statements, CIBC has recognized goodwill of $4.1 billion related to the U.S. CGU. Goodwill is tested, at least annually, for impairment by comparing the recoverable amount of the U.S. CGU with the carrying amount of the U.S. CGU. The recoverable amount of the U.S. CGU is defined as the higher of its estimated fair value less cost to sell and its value-in-use. Goodwill is also required to be tested for impairment whenever there are indicators that it may be impaired.

Auditing CIBC’s U.S. goodwill impairment test was complex and required the involvement of specialists due to the highly judgmental nature of key assumptions and significant estimation required to determine the recoverable amount of the U.S. CGU. In particular, the estimate of recoverable amount was sensitive to significant assumptions, including, amongst others, forecast earnings, discount rate, and the terminal growth rate, which are affected by expectations about future market or economic conditions, including the impact of COVID-19.

How we addressed the matter in our audit

We obtained an understanding, evaluated the design and tested the operating effectiveness of controls over CIBC’s goodwill impairment assessment process. These included, amongst others, controls over management’s review of the methodology and significant assumptions in the determination of the recoverable amount. Significant assumptions included forecast earnings, discount rate and the terminal growth rate.

With the assistance of our valuation specialists, we tested the estimated recoverable amount of the U.S. CGU which was determined based on a value-in-use calculation. We performed audit procedures that included, amongst others, assessing the methodology applied, testing the significant assumptions discussed above and testing the completeness, accuracy and relevance of underlying data used by CIBC in its assessment. We compared the significant assumptions and inputs used by CIBC to externally available industry and economic trends, which considered the impact of COVID-19. We evaluated the reasonability of management’s estimates by performing a comparison of management’s prior year projections to actual results and current performance and performed sensitivity analysis over the significant assumptions. We also assessed the adequacy of CIBC’s disclosures related to the impairment testing of goodwill.

We have served as CIBC’s auditor since 2002.

/s/ Ernst & Young LLP

Chartered Professional Accountants

Licensed Public Accountants

Toronto, Canada

December 2, 2020

CIBC 2020 ANNUAL REPORT	107

Consolidated financial statements

Report of independent registered public accounting firm

To the shareholders and directors of Canadian Imperial Bank of Commerce

Opinion on internal control over financial reporting

We have audited Canadian Imperial Bank of Commerce’s (CIBC) internal control over financial reporting as of October 31, 2020, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, CIBC maintained, in all material respects, effective internal control over financial reporting as of October 31, 2020, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of CIBC as of October 31, 2020 and 2019, and the related consolidated statements of income, comprehensive income, changes in equity and cash flows for each of the years in the three-year period ended October 31, 2020, and the related notes and our report dated December 2, 2020 expressed an unqualified opinion thereon.

Basis for opinion

CIBC’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying “Management’s annual report on internal control over financial reporting” section contained in the accompanying management’s discussion and analysis. Our responsibility is to express an opinion on CIBC’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to CIBC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.

Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and limitations of internal control over financial reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ Ernst & Young LLP

Chartered Professional Accountants

Licensed Public Accountants

Toronto, Canada

December 2, 2020

108	CIBC 2020 ANNUAL REPORT

Consolidated financial statements

Consolidated balance sheet

Millions of Canadian dollars, as at October 31	2020	2019
ASSETS
Cash and non-interest-bearing deposits with banks	$43,531	$3,840
Interest-bearing deposits with banks	18,987	13,519
Securities (Note 5)	149,046	121,310
Cash collateral on securities borrowed	8,547	3,664
Securities purchased under resale agreements	65,595	56,111
Loans (Note 6)
Residential mortgages	221,165	208,652
Personal	42,222	43,651
Credit card	11,389	12,755
Business and government	135,546	125,798
Allowance for credit losses	(3,540)	(1,915)
	406,782	388,941
Other
Derivative instruments (Note 13)	32,730	23,895
Customers’ liability under acceptances	9,606	9,167
Property and equipment (Note 8)	2,997	1,813
Goodwill (Note 9)	5,253	5,449
Software and other intangible assets (Note 9)	1,961	1,969
Investments in equity-accounted associates and joint ventures (Note 26)	658	586
Deferred tax assets (Note 20)	650	517
Other assets (Note 10)	23,208	20,823
	77,063	64,219
	$769,551	$651,604
LIABILITIES AND EQUITY
Deposits (Note 11)
Personal	$202,152	$178,091
Business and government	311,426	257,502
Bank	17,011	11,224
Secured borrowings	40,151	38,895
	570,740	485,712
Obligations related to securities sold short	15,963	15,635
Cash collateral on securities lent	1,824	1,822
Obligations related to securities sold under repurchase agreements	71,653	51,801
Other
Derivative instruments (Note 13)	30,508	25,113
Acceptances	9,649	9,188
Deferred tax liabilities (Note 20)	33	38
Other liabilities (Note 12)	22,134	19,031
	62,324	53,370
Subordinated indebtedness (Note 15)	5,712	4,684
Equity
Preferred shares and other equity instruments (Note 16)	3,575	2,825
Common shares (Note 16)	13,908	13,591
Contributed surplus	117	125
Retained earnings	22,119	20,972
Accumulated other comprehensive income (AOCI)	1,435	881
Total shareholders’ equity	41,154	38,394
Non-controlling interests	181	186
Total equity	41,335	38,580
	$769,551	$651,604

The accompanying notes and shaded sections in “MD&A – Management of risk” are an integral part of these consolidated financial statements.

Victor G. Dodig	Nicholas D. Le Pan
President and Chief Executive Officer	Director

CIBC 2020 ANNUAL REPORT	109

Consolidated financial statements

Consolidated statement of income

Millions of Canadian dollars, except as noted, for the year ended October 31	2020	2019	2018
Interest income (1)
Loans	$13,863	$16,048	$13,901
Securities	2,568	2,779	2,269
Securities borrowed or purchased under resale agreements	842	1,474	1,053
Deposits with banks	249	396	282
	17,522	20,697	17,505
Interest expense
Deposits	5,326	8,422	6,240
Securities sold short	254	291	272
Securities lent or sold under repurchase agreements	656	1,198	736
Subordinated indebtedness	159	198	174
Other	83	37	18
	6,478	10,146	7,440
Net interest income	11,044	10,551	10,065
Non-interest income
Underwriting and advisory fees	468	475	420
Deposit and payment fees	781	908	877
Credit fees	1,020	958	851
Card fees	410	458	510
Investment management and custodial fees	1,382	1,305	1,247
Mutual fund fees	1,586	1,595	1,624
Insurance fees, net of claims	386	430	431
Commissions on securities transactions	362	313	357
Gains (losses) from financial instruments measured/designated at fair value through profit or loss (FVTPL), net	694	761	603
Gains (losses) from debt securities measured at fair value through other comprehensive income (FVOCI) and amortized cost, net (Note 5)	9	34	(35)
Foreign exchange other than trading (FXOTT)	234	304	310
Income from equity-accounted associates and joint ventures (Note 26)	79	92	121
Other	286	427	453
	7,697	8,060	7,769
Total revenue	18,741	18,611	17,834
Provision for credit losses (Note 6)	2,489	1,286	870
Non-interest expenses
Employee compensation and benefits	6,259	5,726	5,665
Occupancy costs	944	892	875
Computer, software and office equipment	1,939	1,874	1,742
Communications	308	303	315
Advertising and business development	271	359	327
Professional fees	203	226	226
Business and capital taxes	117	110	103
Other (Notes 4 and 9)	1,321	1,366	1,005
	11,362	10,856	10,258
Income before income taxes	4,890	6,469	6,706
Income taxes (Note 20)	1,098	1,348	1,422
Net income	$3,792	$5,121	$5,284
Net income attributable to non-controlling interests	$2	$25	$17
Preferred shareholders and other equity instrument holders	$122	$111	$89
Common shareholders	3,668	4,985	5,178
Net income attributable to equity shareholders	$3,790	$5,096	$5,267
Earnings per share (EPS) (in dollars) (Note 21)
Basic	$8.23	$11.22	$11.69
Diluted	8.22	11.19	11.65
Dividends per common share (in dollars) (Note 16)	5.82	5.60	5.32

(1)	Interest income included $15.7 billion for the year ended October 31, 2020 (2019: $18.8 billion) calculated based on the effective interest rate method.

The accompanying notes and shaded sections in “MD&A – Management of risk” are an integral part of these consolidated financial statements.

110	CIBC 2020 ANNUAL REPORT

Consolidated financial statements

Consolidated statement of comprehensive income

Millions of Canadian dollars, for the year ended October 31	2020	2019	2018
Net income	$3,792	$5,121	$5,284
Other comprehensive income (loss) (OCI), net of income tax, that is subject to subsequent reclassification to net income
Net foreign currency translation adjustments
Net gains (losses) on investments in foreign operations	382	(21)	635
Net gains (losses) on hedges of investments in foreign operations	(202)	(10)	(349)
	180	(31)	286
Net change in debt securities measured at FVOCI
Net gains (losses) on securities measured at FVOCI	254	244	(142)
Net (gains) losses reclassified to net income	(22)	(28)	(29)
	232	216	(171)
Net change in cash flow hedges
Net gains (losses) on derivatives designated as cash flow hedges	142	137	(25)
Net (gains) losses reclassified to net income	19	(6)	(26)
	161	131	(51)
OCI, net of income tax, that is not subject to subsequent reclassification to net income
Net gains (losses) on post-employment defined benefit plans	80	(220)	226
Net gains (losses) due to fair value change of fair value option (FVO) liabilities attributable to changes in credit risk	(56)	28	(2)
Net gains (losses) on equity securities designated at FVOCI	50	(2)	29
	74	(194)	253

Total OCI (1)	647	122	317
Comprehensive income	$4,439	$5,243	$5,601
Comprehensive income attributable to non-controlling interests	$2	$25	$17
Preferred shareholders and other equity instrument holders	$122	$111	$89
Common shareholders	4,315	5,107	5,495
Comprehensive income attributable to equity shareholders	$4,437	$5,218	$5,584

(1)	Includes $44 million of gains for 2020 (2019: $44 million of gains; 2018: $19 million of losses) relating to our investments in equity-accounted associates and joint ventures.

Millions of Canadian dollars, for the year ended October 31	2020	2019	2018
Income tax (expense) benefit allocated to each component of OCI
Subject to subsequent reclassification to net income
Net foreign currency translation adjustments
Net gains (losses) on investments in foreign operations	$42	$–	$(31)
Net gains (losses) on hedges of investments in foreign operations	(46)	(16)	43
	(4)	(16)	12
Net change in debt securities measured at FVOCI
Net gains (losses) on securities measured at FVOCI	(59)	(36)	18
Net (gains) losses reclassified to net income	7	10	8
	(52)	(26)	26
Net change in cash flow hedges
Net gains (losses) on derivatives designated as cash flow hedges	(51)	(49)	8
Net (gains) losses reclassified to net income	(7)	2	9
	(58)	(47)	17
Not subject to subsequent reclassification to net income
Net gains (losses) on post-employment defined benefit plans	(19)	77	(87)
Net gains (losses) due to fair value change of FVO liabilities attributable to changes in credit risk	20	(10)	1
Net gains (losses) on equity securities designated at FVOCI	(17)	–	(11)
	(16)	67	(97)

	$(130)	$(22)	$(42)

The accompanying notes and shaded sections in “MD&A – Management of risk” are an integral part of these consolidated financial statements.

CIBC 2020 ANNUAL REPORT	111

Consolidated financial statements

Consolidated statement of changes in equity

Millions of Canadian dollars, for the year ended October 31	2020	2019	2018
Preferred shares and other equity instruments (Note 16)
Balance at beginning of year	$2,825	$2,250	$1,797
Issue of preferred shares and limited recourse capital notes	750	575	450
Treasury shares	–	–	3
Balance at end of year	$3,575	$2,825	$2,250
Common shares (Note 16)
Balance at beginning of year	$13,591	$13,243	$12,548
Issued pursuant to the acquisition of The PrivateBank	–	–	194
Issued pursuant to the acquisition of Wellington Financial	–	–	47
Issue of common shares	371	377	555
Purchase of common shares for cancellation	(68)	(30)	(104)
Treasury shares	14	1	3
Balance at end of year	$13,908	$13,591	$13,243
Contributed surplus
Balance at beginning of year	$125	$136	$137
Compensation expense arising from equity-settled share-based awards	14	16	31
Exercise of stock options and settlement of other equity-settled share-based awards	(20)	(27)	(32)
Other	(2)	–	–
Balance at end of year	$117	$125	$136
Retained earnings
Balance at beginning of year before accounting policy changes	$20,972	$18,537	$16,101
Impact of adopting IFRS 9 at November 1, 2017	n/a	n/a	(144)
Impact of adopting IFRS 15 at November 1, 2018	n/a	6	n/a
Impact of adopting IFRS 16 at November 1, 2019 (Note 8)	148	n/a	n/a
Balance at beginning of year after accounting policy changes	21,120	18,543	15,957
Net income attributable to equity shareholders	3,790	5,096	5,267
Dividends and distributions (Note 16)
Preferred and other equity instruments	(122)	(111)	(89)
Common	(2,592)	(2,488)	(2,356)
Premium on purchase of common shares for cancellation	(166)	(79)	(313)
Realized gains (losses) on equity securities designated at FVOCI reclassified from AOCI	93	18	49
Other (1)	(4)	(7)	22
Balance at end of year	$22,119	$20,972	$18,537
AOCI, net of income tax
AOCI, net of income tax, that is subject to subsequent reclassification to net income
Net foreign currency translation adjustments
Balance at beginning of year	$993	$1,024	$738
Net change in foreign currency translation adjustments	180	(31)	286
Balance at end of year	$1,173	$993	$1,024
Net gains (losses) on debt securities measured at FVOCI
Balance at beginning of year under International Accounting Standards (IAS) 39	n/a	n/a	$60
Impact of adopting IFRS 9 at November 1, 2017	n/a	n/a	(28)
Balance at beginning of year under IFRS 9	$77	$(139)	32
Net change in securities measured at FVOCI	232	216	(171)
Balance at end of year	$309	$77	$(139)
Net gains (losses) on cash flow hedges
Balance at beginning of year	$113	$(18)	$33
Net change in cash flow hedges	161	131	(51)
Balance at end of year	$274	$113	$(18)
AOCI, net of income tax, that is not subject to subsequent reclassification to net income
Net gains (losses) on post-employment defined benefit plans
Balance at beginning of year	$(363)	$(143)	$(369)
Net change in post-employment defined benefit plans	80	(220)	226
Balance at end of year	$(283)	$(363)	$(143)
Net gains (losses) due to fair value change of FVO liabilities attributable to changes in credit risk
Balance at beginning of year	$16	$(12)	$(10)
Net change attributable to changes in credit risk	(56)	28	(2)
Balance at end of year	$(40)	$16	$(12)
Net gains (losses) on equity securities designated at FVOCI
Impact of adopting IFRS 9 at November 1, 2017	n/a	n/a	$85
Balance at beginning of year under IFRS 9	$45	$65	85
Net gains (losses) on equity securities designated at FVOCI	50	(2)	29
Realized gains (losses) on equity securities designated at FVOCI reclassified to retained earnings (2)	(93)	(18)	(49)
Balance at end of year	$2	$45	65
Total AOCI, net of income tax	$1,435	$881	$777
Non-controlling interests
Balance at beginning of year under IAS 39	n/a	n/a	$202
Impact of adopting IFRS 9 at November 1, 2017	n/a	n/a	(4)
Balance at beginning of year under IFRS 9	$186	$173	198
Net income attributable to non-controlling interests	2	25	17
Dividends	(15)	(11)	(31)
Other	8	(1)	(11)
Balance at end of year	$181	$186	$173
Equity at end of year	$41,335	$38,580	$35,116

(1)

In 2018, includes the recognition of loss carryforwards relating to foreign exchange translation amounts on CIBC’s net investment in foreign operations that were previously reclassified to retained earnings as part of our transition to IFRS in 2012.

(2)	Includes nil reclassified to retained earnings (2019: nil; 2018: $11 million), relating to our investments in equity-accounted associates and joint ventures.
n/a	Not applicable.

The accompanying notes and shaded sections in “MD&A – Management of risk” are an integral part of these consolidated financial statements.

112	CIBC 2020 ANNUAL REPORT

Consolidated financial statements

Consolidated statement of cash flows

Millions of Canadian dollars, for the year ended October 31	2020	2019	2018
Cash flows provided by (used in) operating activities
Net income	$3,792	$5,121	$5,284
Adjustments to reconcile net income to cash flows provided by (used in) operating activities:
Provision for credit losses	2,489	1,286	870
Amortization and impairment (1)	1,311	838	657
Stock options and restricted shares expense	14	16	31
Deferred income taxes	(228)	108	69
Losses (gains) from debt securities measured at FVOCI and amortized cost	(9)	(34)	35
Net losses (gains) on disposal of property and equipment	4	(7)	(14)
Other non-cash items, net	(767)	(229)	(292)
Net changes in operating assets and liabilities
Interest-bearing deposits with banks	(5,468)	(208)	(2,599)
Loans, net of repayments	(18,891)	(17,653)	(16,155)
Deposits, net of withdrawals	82,120	19,838	20,770
Obligations related to securities sold short	328	1,853	69
Accrued interest receivable	97	(122)	(341)
Accrued interest payable	(238)	138	205
Derivative assets	(8,832)	(2,484)	2,780
Derivative liabilities	5,184	4,037	(2,084)
Securities measured at FVTPL	(8,296)	(1,826)	(647)
Other assets and liabilities measured/designated at FVTPL	1,563	1,222	(380)
Current income taxes	1,287	(309)	(301)
Cash collateral on securities lent	2	(909)	707
Obligations related to securities sold under repurchase agreements	19,852	20,961	2,869
Cash collateral on securities borrowed	(4,883)	1,824	(453)
Securities purchased under resale agreements	(9,394)	(10,785)	(1,195)
Other, net	(742)	(4,041)	(18)
	60,295	18,635	9,867
Cash flows provided by (used in) financing activities
Issue of subordinated indebtedness	1,000	1,500	1,534
Redemption/repurchase/maturity of subordinated indebtedness	(33)	(1,001)	(638)
Issue of preferred shares and limited recourse capital notes, net of issuance cost	747	568	445
Issue of common shares for cash	163	157	186
Purchase of common shares for cancellation	(234)	(109)	(417)
Net sale (purchase) of treasury shares	14	1	6
Dividends and distributions paid	(2,571)	(2,406)	(2,109)
Repayment of lease liabilities	(307)	–	–
	(1,221)	(1,290)	(993)
Cash flows provided by (used in) investing activities
Purchase of securities measured/designated at FVOCI and amortized cost	(54,075)	(42,304)	(33,011)
Proceeds from sale of securities measured/designated at FVOCI and amortized cost	11,883	13,764	12,992
Proceeds from maturity of debt securities measured at FVOCI and amortized cost	23,093	10,948	12,402
Cash used in acquisitions, net of cash acquired	–	(25)	(315)
Net cash provided by dispositions of investments in equity-accounted associates and joint ventures	–	–	200
Net sale (purchase) of property and equipment	(309)	(272)	(255)
	(19,408)	(17,889)	(7,987)
Effect of exchange rate changes on cash and non-interest-bearing deposits with banks	25	4	53
Net increase (decrease) in cash and non-interest-bearing deposits with banks during the year	39,691	(540)	940
Cash and non-interest-bearing deposits with banks at beginning of year	3,840	4,380	3,440
Cash and non-interest-bearing deposits with banks at end of year (2)	$43,531	$3,840	$4,380
Cash interest paid	$6,716	$10,008	$7,235
Cash interest received	16,774	19,840	16,440
Cash dividends received	845	735	724
Cash income taxes paid	39	1,549	1,654

(1)	Comprises amortization and impairment of buildings, right-of-use assets, furniture, equipment, leasehold improvements, software and other intangible assets, and goodwill.
(2)	Includes restricted cash of $463 million (2019: $479 million; 2018: $438 million) and interest-bearing demand deposits with Bank of Canada.

The accompanying notes and shaded sections in “MD&A – Management of risk” are an integral part of these consolidated financial statements.

CIBC 2020 ANNUAL REPORT	113

Consolidated financial statements

Notes to the consolidated financial statements

Canadian Imperial Bank of Commerce (CIBC) is a diversified financial institution governed by the Bank Act (Canada). CIBC was formed through the amalgamation of the Canadian Bank of Commerce and Imperial Bank of Canada in 1961. Through our four strategic business units (SBUs) – Canadian Personal and Business Banking, Canadian Commercial Banking and Wealth Management, U.S. Commercial Banking and Wealth Management, and Capital Markets – CIBC provides a full range of financial products and services to 10 million personal banking, business, public sector and institutional clients in Canada, the U.S. and around the world. Refer to Note 31 for further details on our business units. CIBC is incorporated and domiciled in Canada, with our registered and principal business offices located at Commerce Court, Toronto, Ontario.

Note 1	Basis of preparation and summary of significant accounting policies

Basis of preparation

The consolidated financial statements of CIBC have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB). These consolidated financial statements also comply with Section 308(4) of the Bank Act (Canada) and the requirements of the Office of the Superintendent of Financial Institutions (OSFI).

CIBC has consistently applied the same accounting policies throughout all periods presented, except for the adoption of IFRS 15 “Revenue from Contracts with Customers” effective November 1, 2018, the adoption of IFRS 16 “Leases” effective November 1, 2019, the adoption of “Interest Rate Benchmark Reform: Phase 1 Amendments to IFRS 9, IAS 39 and IFRS 7” effective November 1, 2019, and the adoption of IFRIC 23 “Uncertainty over Income Tax Treatments” effective November 1, 2019, each of which were adopted without restatement of comparative periods as discussed below under the sections titled “Fee and commission income”, “Leases”, “Interest Rate Benchmark Reform: Amendments to IFRS 9, IAS 39 and IFRS 7”, and “International Financial Reporting Interpretations Committee 23: Uncertainty over Income Tax Treatments”.

These consolidated financial statements are presented in millions of Canadian dollars, unless otherwise indicated.

These consolidated financial statements were authorized for issue by the Board of Directors (the Board) on December 2, 2020.

Summary of significant accounting policies

The following paragraphs describe our significant accounting policies.

Use of estimates and assumptions

The preparation of the consolidated financial statements in accordance with IFRS requires management to make estimates and assumptions that affect the recognized and measured amounts of assets, liabilities, net income, comprehensive income and related disclosures. Significant estimates and assumptions are made in the areas of the valuation of financial instruments, allowance for credit losses, the evaluation of whether to consolidate structured entities (SEs), asset impairment, income taxes, provisions and contingent liabilities, post-employment and other long-term benefit plan assumptions and valuation of self-managed loyalty points programs. Actual results could differ from these estimates and assumptions.

Basis of consolidation

We consolidate entities over which we have control. We have control over another entity when we have: (i) power to direct relevant activities of the entity; (ii) exposure, or rights, to variable returns from our involvement with the entity; and (iii) the ability to affect those returns through our power over the entity.

Subsidiaries

Subsidiaries are entities over which CIBC has control. Generally, CIBC has control of its subsidiaries through a shareholding of more than 50% of the voting rights, and has significant exposure to the subsidiaries based on its ownership interests of more than 50%. The effects of potential voting rights that CIBC has the practical ability to exercise are considered when assessing whether control exists. Subsidiaries are consolidated from the date control is obtained by CIBC and are deconsolidated from the date control is lost. Consistent accounting policies are applied for all consolidated subsidiaries. Details of our significant subsidiaries are provided in Note 27.

Structured entities

An SE is an entity that has been designed so that voting or similar rights are not the dominant factor in deciding who controls the entity, such as when any voting rights relate to administrative tasks only and the significant relevant activities are directed by contractual arrangements. SEs often have some or all of the following features or attributes: (i) restricted activities; (ii) a narrow and well-defined objective, such as to securitize our own financial assets or third-party financial assets to provide sources of funding or to provide investment opportunities for investors by passing on risks and rewards associated with the assets of the SE to investors; (iii) insufficient equity to permit the SE to finance its activities without subordinated financial support; or (iv) financing in the form of multiple contractually linked instruments to investors that create concentrations of credit or other risks. Examples of SEs include securitization vehicles, asset-backed financings, and investment funds.

When voting rights are not relevant in deciding whether CIBC has power over an entity, particularly for complex SEs, the assessment of control considers all facts and circumstances, including the purpose and design of the investee, its relationship with other parties and each party’s ability to make decisions over significant activities, and whether CIBC is acting as a principal or as an agent.

Consolidation conclusions are reassessed whenever there is a change in the specific facts and circumstances relevant to one or more of the three elements of control. Factors that trigger the reassessment include, but are not limited to, significant changes in ownership structure of the entities, changes in contractual or governance arrangements, provision of a liquidity facility beyond the original terms, transactions with the entities that were not contemplated originally and changes in the financing structure of the entities.

Transactions eliminated on consolidation

All intercompany transactions, balances and unrealized gains and losses on transactions are eliminated on consolidation.

114	CIBC 2020 ANNUAL REPORT

Consolidated financial statements

Non-controlling interests

Non-controlling interests are presented on the consolidated balance sheet as a separate component of equity that is distinct from CIBC’s shareholders’ equity. The net income attributable to non-controlling interests is presented separately in the consolidated statement of income.

Associates and joint ventures

We classify investments in entities over which we have significant influence, and that are neither subsidiaries nor joint ventures, as associates. Significant influence is presumed to exist where we hold, either directly or indirectly, between 20% and 50% of the voting rights of an entity, or, in the case of a limited partnership, where CIBC is a co-general partner. Significant influence also may exist where we hold less than 20% of the voting rights of an entity, for example if we have influence over policy-making processes through representation on the entity’s Board of Directors, or by other means. Where we are a party to a contractual arrangement whereby, together with one or more parties, we undertake an economic activity that is subject to joint control, we classify our interest in the venture as a joint venture.

Investments in associates and interests in joint ventures are accounted for using the equity method. Under the equity method, such investments are initially measured at cost, including attributable goodwill and intangible assets, and are adjusted thereafter for the post-acquisition change in our share of the net assets of the investment.

In applying the equity method for an investment that has a different reporting period from that of CIBC, adjustments are made for the effects of any significant events or transactions that occur between the reporting date of the investment and CIBC’s reporting date.

Foreign currency translation

Monetary assets and liabilities and non-monetary assets and liabilities measured at fair value that are denominated in foreign currencies are translated into the functional currencies of operations at prevailing exchange rates at the date of the consolidated balance sheet. Revenue and expenses are translated using average monthly exchange rates. Realized and unrealized gains and losses arising from translation into functional currencies are included in the consolidated statement of income, with the exception of unrealized foreign exchange gains and losses on FVOCI equity securities, which are included in AOCI.

Assets and liabilities of foreign operations with a functional currency other than the Canadian dollar, including goodwill and fair value adjustments arising on acquisition, are translated into Canadian dollars at the exchange rates prevailing as at the consolidated balance sheet date, while revenue and expenses of these foreign operations are translated into Canadian dollars at the average monthly exchange rates. Exchange gains and losses arising from the translation of these foreign operations and from the results of hedging the net investment in these foreign operations, net of applicable taxes, are included in Net foreign currency translation adjustments, in AOCI.

Any accumulated exchange gains and losses, including the impact of hedging, and any applicable taxes in AOCI are reclassified into the consolidated statement of income when there is a disposal of a foreign operation, including a partial disposal of a foreign operation that involves the loss of control. On partial disposal of a foreign operation that does not involve the loss of control, the proportionate share of the accumulated exchange gains and losses, including the impact of hedging, and any applicable taxes previously recognized in AOCI are reclassified into the consolidated statement of income.

Accounting for financial instruments

Classification and measurement of financial instruments

All financial assets must be classified at initial recognition as financial instruments mandatorily measured at FVTPL (trading and non-trading), financial instruments measured at amortized cost, debt financial instruments measured at FVOCI, equity financial instruments designated at FVOCI, or financial instruments designated at FVTPL (fair value option), based on the contractual cash flow characteristics of the financial assets and the business model under which the financial assets are managed. All financial assets and derivatives are required to be measured at fair value with the exception of financial assets measured at amortized cost. Financial assets are required to be reclassified when and only when the business model under which they are managed has changed. All reclassifications are to be applied prospectively from the reclassification date.

The classification and measurement model requires that all debt instrument financial assets that do not meet a “solely payment of principal and interest” (SPPI) test, including those that contain embedded derivatives, be classified at initial recognition as FVTPL. The SPPI test is conducted to identify whether the contractual cash flows of a financial instrument are “solely payments of principal and interest” such that any variability in the contractual cash flows is consistent with a “basic lending arrangement”. “Principal” for the purpose of this test is defined as the fair value of the financial asset at initial recognition and may change over the life of the financial asset, for example, due to repayments of principal or amortization of the premium/discount. “Interest” for the purpose of this test is defined as the consideration for the time value of money and credit risk, which are the most significant elements of interest within a lending arrangement. Contractual terms that introduce a more than de minimis exposure to risks or volatility in the contractual cash flows that are unrelated to a basic lending arrangement do not give rise to contractual cash flows that are solely payments of principal and interest on the amount outstanding. The intent of the SPPI test is to ensure that debt instruments that contain non-basic lending features, such as conversion options and equity-linked payouts, are measured at FVTPL.

For debt instrument financial assets that meet the SPPI test, classification at initial recognition is determined based on the business model under which these instruments are managed. Debt instruments that are managed on a “held for trading” or “fair value” basis are classified as FVTPL. Debt instruments that are managed on a “hold to collect and for sale” basis are classified as FVOCI for debt. Debt instruments that are managed on a “hold to collect” basis are classified as amortized cost. We consider the following in our determination of the applicable business model for financial assets:

I)	The business purpose of the portfolio;
II)	The risks that are being managed and the type of business activities that are being carried out on a day-to-day basis to manage the risks;
III)	The basis on which performance of the portfolio is being evaluated; and
IV)	The frequency and significance of sales activity.

All equity instrument financial assets are classified at initial recognition as FVTPL unless they are not held with the intent for short-term profit-taking and an irrevocable designation is made to classify the instrument as FVOCI for equities.

Financial liabilities, other than derivatives, obligations related to securities sold short and FVO liabilities, are measured at amortized cost. Derivatives, obligations related to securities sold short and FVO financial liabilities are measured at fair value.

Derivatives are measured at FVTPL, except to the extent that they are designated in a hedging relationship, in which case the IAS 39 “Financial Instruments: Recognition and Measurement” hedge accounting requirements continue to apply.

CIBC 2020 ANNUAL REPORT	115

Consolidated financial statements

Financial instruments mandatorily measured at FVTPL (trading and non-trading)

Trading financial instruments are mandatorily measured at FVTPL as they are held for trading purposes or are part of a managed portfolio with a pattern of short-term profit-taking. Non-trading financial assets are also mandatorily measured at fair value if their contractual cash flow characteristics do not meet the SPPI test or if they are managed together with other financial instruments on a fair value basis.

Trading and non-trading financial instruments mandatorily measured at FVTPL are remeasured at fair value as at the consolidated balance sheet date. Gains and losses realized on disposition and unrealized gains and losses from changes in fair value are included in Non-interest income as Gains (losses) from financial instruments measured/designated at FVTPL, net. Interest income and dividends earned on trading and non-trading securities and dividends and interest expense incurred on securities sold short are included in Interest income and Interest expense, respectively.

Financial instruments designated at FVTPL (fair value option)

Financial instruments designated at FVTPL are those that we voluntarily designate at initial recognition as instruments that we will measure at fair value through the consolidated statement of income that would otherwise fall into a different accounting category. The FVO designation, once made, is irrevocable and can only be applied if reliable fair values are available, when doing so eliminates or significantly reduces the measurement inconsistency that would otherwise arise from measuring assets or liabilities on a different basis and if certain OSFI requirements pertaining to certain loans are met. Financial liabilities may also be designated at FVTPL when they are part of a portfolio which is managed on a fair value basis, in accordance with our investment strategy, and are reported internally on that basis. Designation at FVTPL may also be applied to financial liabilities that have one or more embedded derivatives that would otherwise require bifurcation. We apply the FVO to certain mortgage commitments.

Gains and losses realized on dispositions and unrealized gains and losses from changes in the fair value of FVO financial instruments are treated in the same manner as financial instruments which are mandatorily measured at FVTPL, except that changes in the fair value of FVO liabilities that are attributable to changes in own credit risk are recognized in OCI. Dividends and interest earned and interest expense incurred on FVO assets and liabilities are included in Interest income and Interest expense, respectively.

Financial assets measured at amortized cost

Financial assets measured at amortized cost are debt financial instruments with contractual cash flows that meet the SPPI test and are managed on a “hold to collect” basis. These financial assets are recognized initially at fair value plus or minus direct and incremental transaction costs, and are subsequently measured at amortized cost, using the effective interest rate method, net of an allowance for expected credit losses (ECL).

Loans measured at amortized cost include residential mortgages, personal loans, credit cards and most business and government loans. Certain portfolios of treasury securities that are managed on a “hold to collect” basis are also classified as amortized cost. Most deposits with banks, securities purchased under resale agreements, cash collateral on securities borrowed and most customers’ liability under acceptances are accounted for at amortized cost.

Debt financial assets measured at FVOCI

Debt financial instruments measured at FVOCI are non-derivative financial assets with contractual cash flows that meet the SPPI test and are managed on a “hold to collect and for sale” basis.

FVOCI debt instruments are measured initially at fair value, plus direct and incremental transaction costs. Subsequent to initial recognition, FVOCI debt instruments are remeasured at fair value, with the exception that changes in ECL allowances in addition to related foreign exchange gains or losses are recognized in the consolidated statement of income. Cumulative gains and losses previously recognized in OCI are transferred from AOCI to the consolidated statement of income when the debt instrument is sold. Realized gains and losses on sale, determined on an average cost basis, and changes in ECL allowances, are included in Gains (losses) from debt securities measured at FVOCI and amortized cost, net in the consolidated statement of income. Interest income from FVOCI debt instruments is included in Interest income. FVOCI debt instruments include our treasury securities which are managed on a “hold to collect and for sale” basis.

A debt financial instrument is classified as impaired (stage 3) when one or more events that have a detrimental impact on the estimated future cash flows of that financial instrument have occurred after its initial recognition. Evidence of impairment includes indications that the borrower is experiencing significant financial difficulties, or a default or delinquency has occurred.

Equity financial instruments designated at FVOCI

Equity financial instruments are measured at FVTPL unless an irrevocable designation is made to measure them at FVOCI. Gains or losses from changes in the fair value of equity instruments designated at FVOCI, including any related foreign exchange gains or losses, are recognized in OCI. Amounts recognized in OCI will not be subsequently recycled to profit or loss, with the exception of dividends that are not considered a return of capital, which are recognized as interest income when received in the consolidated statement of income. Instead, cumulative gains or losses upon derecognition of the equity instrument will be transferred within equity from AOCI to retained earnings and presented in Realized gains (losses) on equity securities designated at FVOCI reclassified to retained earnings in the consolidated statement of changes in equity. Financial assets designated as FVOCI include non-trading equity securities, primarily related to our investment in private companies and limited partnerships.

Impairment of financial assets

ECL allowances are recognized on all financial assets that are debt instruments classified either as amortized cost or FVOCI and for all loan commitments and financial guarantees that are not measured at FVTPL. ECL allowances represent credit losses that reflect an unbiased and probability-weighted amount which is determined by evaluating a range of possible outcomes, the time value of money and reasonable and supportable information about past events, current conditions and forecasts of future economic conditions. Forward-looking information is explicitly incorporated into the estimation of ECL allowances, which involves significant judgment (see Note 6 for additional details).

ECL allowances for loans and acceptances are included in allowance for credit losses on the consolidated balance sheet. ECL allowances for FVOCI debt securities are included as a component of the carrying value of the securities, which are measured at fair value. ECL allowances for other financial assets are included in the carrying value of the instrument. ECL allowances for guarantees and loan commitments are included in other liabilities.

ECL allowances are measured at amounts equal to either: (i) 12-month ECL; or (ii) lifetime ECL for those financial instruments which have experienced a significant increase in credit risk since initial recognition or when there is objective evidence of impairment.

The calculation of ECL allowances is based on the expected value of three probability-weighted scenarios to measure the expected cash shortfalls, discounted at the effective interest rate. A cash shortfall is the difference between the contractual cash flows that are due and the cash flows that we expect to receive. The key inputs in the measurement of ECL allowances are as follows:

•	The probability of default (PD) is an estimate of the likelihood of default over a given time horizon;

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•	The loss given default (LGD) is an estimate of the loss arising in the case where a default occurs at a given time; and
•	The exposure at default (EAD) is an estimate of the exposure at a future default date.

Lifetime ECL is the expected credit losses that result from all possible default events over the expected life of a financial instrument. 12-month ECL is the portion of lifetime expected credit losses that represent the expected credit losses that result from default events on the financial instrument that are possible within the 12 months after the reporting date.

Stage migration and significant increase in credit risk

As a result of the requirements above, financial instruments subject to ECL allowances are categorized into three stages.

For performing financial instruments:

Stage 1 is comprised of all performing financial instruments which have not experienced a significant increase in credit risk since initial recognition. We recognize 12 months of ECL for stage 1 financial instruments. In assessing whether credit risk has increased significantly, we compare the risk of a default occurring on the financial instrument as at the reporting date with the risk of a default occurring on the financial instrument as at the date of its initial recognition.

Stage 2 is comprised of all performing financial instruments which have experienced a significant increase in credit risk since initial recognition. We recognize lifetime ECL for stage 2 financial instruments. In subsequent reporting periods, if the credit risk of the financial instrument improves such that there is no longer a significant increase in credit risk since initial recognition, then we revert to recognizing 12 months of ECL as the financial instrument has migrated back to stage 1.

We determine whether a financial instrument has experienced a significant increase in credit risk since its initial recognition on an individual financial instrument basis. Changes in the required ECL allowance, including the impact of financial instruments migrating between stage 1 and stage 2, are recorded in Provision for credit losses in the consolidated statement of income. Significant judgment is required in the application of significant increase in credit risk (see Note 6 for additional details).

Stage 3 financial instruments are those that we have classified as impaired. We recognize lifetime ECL for all stage 3 financial instruments. We classify a financial instrument as impaired when one or more events that have a detrimental impact on the estimated future cash flows of that financial instrument have occurred after its initial recognition. Evidence of impairment includes indications that the borrower is experiencing significant financial difficulties, or a default or delinquency has occurred. All financial instruments on which repayment of principal or payment of interest is contractually 90 days in arrears are automatically considered impaired, except for credit card loans, which are classified as impaired and are fully written off when payments are contractually 180 days in arrears or at the earlier of the notice of bankruptcy, settlement proposal, or enlistment of credit counselling services.

A financial instrument is no longer considered impaired when all past due amounts, including interest, have been recovered, and it is determined that the principal and interest are fully collectable in accordance with the original contractual terms or revised market terms of the financial instrument with all criteria for the impaired classification having been remedied.

Financial instruments are written off, either partially or in full, against the related allowance for credit losses when we judge that there is no realistic prospect of future recovery in respect of those amounts. When financial instruments are secured, this is generally after all collateral has been realized or transferred to CIBC, or in certain circumstances, when the net realizable value of any collateral and other available information suggests that there is no reasonable expectation of further recovery. In subsequent periods, any recoveries of amounts previously written off are credited to the provision for credit losses.

Purchased loans

Both purchased performing and purchased credit-impaired loans are initially measured at their acquisition date fair values. As a result of recording these loans at fair value, no allowance for credit losses is recognized in the purchase equation at the acquisition date. Fair value is determined by estimating the principal and interest cash flows expected to be collected and discounting those cash flows at a market rate of interest. At the acquisition date, we classify a loan as performing where we expect timely collection of all amounts in accordance with the original contractual terms of the loan and as credit-impaired where it is probable that we will not be able to collect all contractually required payments.

For purchased performing loans, the acquisition date fair value adjustment on each loan is amortized to interest income over the expected remaining life of the loan using the effective interest rate method. The remaining unamortized amounts relating to those loans are recorded in income in the period that the loan is repaid. ECL allowances are established in Provision for credit losses in the consolidated statement of income immediately after the acquisition date based on classifying each loan in stage 1, since the acquisition date is established as the initial recognition date of purchased performing loans for the purpose of assessing whether a significant increase in credit risk has occurred. Subsequent to the acquisition date, ECL allowances are estimated in a manner consistent with our significant increase in credit risk and impairment policies that we apply to loans that we originate.

For purchased credit-impaired loans, the acquisition date fair value adjustment on each loan consists of management’s estimate of the shortfall of principal and interest cash flows expected to be collected and the time value of money. The time value of money component of the fair value adjustment is amortized to interest income over the expected remaining life of the loan using the effective interest rate method. Subsequent to the acquisition date, we regularly re-estimate the expected cash flows for purchased credit-impaired loans. Decreases in the expected cash flows will result in an increase in our ECL allowance. Increases in the expected cash flows will result in a recovery of the ECL allowance. ECL allowances for purchased credit-impaired loans are reported in stage 3.

Originated credit impaired financial assets

The accounting for originated credit-impaired financial assets operates in a similar manner to the accounting for purchased credit-impaired loans in that originated credit-impaired assets are initially recognized at fair value with no initial ECL allowance as concerns about the collection of future cash flows are instead reflected in the origination date discount. The time value of money component of the discount is amortized to interest income over the expected remaining life of the financial asset using the effective interest rate method. Changes in expectation regarding the contractual cash flows for loans are recognized immediately in provision for credit losses and for securities are recognized in Gains (losses) from debt securities measured at FVOCI and amortized cost, net.

This accounting generally applies to financial assets that result from debt restructuring arrangements in which a previously impaired financial asset is exchanged for a new financial asset that is either recognized at a fair value that represents a deep discount to par or for which there are significant concerns over the ability to collect the contractual cash flows.

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Consolidated financial statements

Determination of fair value

Fair value is the price that would be received to sell an asset or paid to transfer a liability between market participants in an orderly transaction in the principal market at the measurement date under current market conditions (i.e., the exit price). Fair value measurements are categorized into three levels within a fair value hierarchy (Level 1, 2 or 3) based upon the market observability of the valuation inputs used in measuring the fair value. See Note 3 for more details about fair value measurement subsequent to initial recognition by type of financial instrument.

Transaction costs

Transaction costs relating to financial instruments mandatorily measured or designated at FVTPL are expensed as incurred. Transaction costs are amortized over the expected life of the instrument using the effective interest rate method for instruments measured at amortized cost, and debt instruments measured at FVOCI. For equity instruments designated at FVOCI, transaction costs are included in the instrument’s carrying value.

Date of recognition of securities

We account for all securities transactions on our consolidated balance sheet using settlement date accounting.

Effective interest rate

Interest income and expense for all financial instruments measured at amortized cost and for debt securities measured at FVOCI is recognized in Interest income and Interest expense using the effective interest rate method. The effective interest rate is the rate that exactly discounts estimated future cash receipts or payments through the expected life of the financial instrument to the net carrying value of the financial asset or liability upon initial recognition. When calculating the effective interest rate, we estimate future cash flows considering all contractual terms of the financial instrument, but not future credit losses.

Fees relating to loan origination, including commitment, restructuring and renegotiation fees, are considered an integral part of the yield earned on the loan and are accounted for using the effective interest rate method. Fees received for commitments that are not expected to result in a loan are included in Non-interest income over the commitment period. Loan syndication fees are included in Non-interest income on completion of the syndication arrangement, provided that the yield on the portion of the loan we retain is at least equal to the average yield earned by the other lenders involved in the financing; otherwise, an appropriate portion of the fee is deferred as unearned income and amortized to interest income using the effective interest rate method.

Interest income is recognized on stage 1 and stage 2 financial assets measured at amortized cost by applying the effective interest rate to the gross carrying amount of the financial instrument. For stage 3 financial instruments, interest income is recognized using the rate of interest used to discount the estimated future cash flows for the purpose of measuring the impairment loss and applied to the net carrying value of the financial instrument.

Securitizations and derecognition of financial assets

Securitization of our own assets provides us with an additional source of liquidity. As we generally retain substantially all of the risks and rewards of the transferred assets, assets remain on the consolidated balance sheet and funding from these transactions is accounted for as Deposits – secured borrowing transactions.

Securitizations to non-consolidated SEs are accounted for as sales, with the related assets being derecognized, only where:

•	Our contractual right to receive cash flows from the assets has expired;
•

We transfer our contractual rights to receive the cash flows of the financial asset, and have: (i) transferred substantially all the risks and rewards of ownership, or (ii) neither retained nor transferred substantially all the risks and rewards, but have not retained control; or

•	The transfer meets the criteria of a qualifying pass-through arrangement.

Derecognition of financial liabilities

A financial liability is derecognized when the obligation under the liability is discharged, cancelled or expires. If an existing financial liability is replaced by another liability from the same lender on substantially different terms, or the terms of the existing liability are substantially modified, such an exchange or modification is treated as a derecognition of the original liability and a recognition of a new liability, and the difference in the respective carrying values is recognized in the consolidated statement of income. The repurchase of a debt instrument is considered an extinguishment of that debt instrument even if we intend to resell the instrument in the near term.

Financial guarantees

Financial guarantees are financial contracts that require the issuer to make specified payments to reimburse the holder for a loss it incurs because a specified debtor fails to make payment when due in accordance with the original or modified terms of a debt instrument.

Financial guarantee contracts issued by CIBC that are not classified as insurance contracts are initially recognized as a liability at fair value, adjusted for transaction costs that are directly attributable to the issuance of the guarantees, which is generally the premium received or receivable on the date the guarantee was given. Subsequently, financial guarantee liabilities are measured at the higher of the initial fair value, less cumulative amortization, and the applicable ECL allowances. A financial guarantee that qualifies as a derivative is remeasured at fair value as at each reporting date and reported as Derivative instruments in assets or liabilities, as appropriate.

Mortgage commitments

Mortgage interest rate commitments are extended to our retail clients in contemplation of borrowing to finance the purchase of homes under mortgages to be funded by CIBC in the future. These commitments are usually for periods of up to 120 days and generally entitle the borrower to receive funding at the lower of the interest rate at the time of the commitment and the rate applicable at the funding date. We use financial instruments, such as interest rate derivatives, to economically hedge our exposure to an increase in interest rates. Based on our estimate of the commitments expected to be exercised, a financial liability would be recognized on our consolidated balance sheet, to which we apply the FVO. We also carry the associated economic hedges at fair value on the consolidated balance sheet. Changes in the fair value of the FVO commitment liability and the associated economic hedges are included in gains (losses) from financial instruments measured/designated at FVTPL. In addition, since the fair value of the commitments is priced into the mortgage, the difference between the mortgage amount and its fair value at funding is recognized in the consolidated statement of income to offset the carrying value of the mortgage commitment that is released upon its expiry.

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Consolidated financial statements

Offsetting of financial assets and financial liabilities

Financial assets and financial liabilities are offset, and the amount presented net, when we have a legally enforceable right to set off the recognized amounts and intend to settle on a net basis or to realize the asset and settle the liability simultaneously.

Acceptances and customers’ liability under acceptances

Acceptances constitute a liability of CIBC on negotiable instruments issued to third parties by our customers. We earn a fee for guaranteeing and then making the payment to the third parties. The amounts owed to us by our customers in respect of these guaranteed amounts are reflected in assets as Customers’ liability under acceptances.

Securities purchased under resale agreements and obligations related to securities sold under repurchase agreements

Securities purchased under resale agreements are treated as collateralized lending transactions as they represent the purchase of securities affected with a simultaneous agreement to sell them back at a future date at a fixed price, which is generally near term. These transactions are classified and measured at amortized cost, as they meet the SPPI criteria and are managed under a hold to collect business model, unless they were classified at FVTPL or designated under the FVO. For Securities purchased under resale agreements that are classified at amortized cost, an ECL is applied. Interest income is accrued using the effective interest rate method and is included in Interest income – Securities borrowed or purchased under resale agreements in the consolidated statement of income.

Similarly, securities sold under agreements to repurchase are treated as collateralized borrowing transactions at amortized cost with interest expense accrued using the effective interest rate method and are included in Interest expense – Securities lent or sold under repurchase agreements in the consolidated statement of income. Certain obligations related to securities sold under repurchase agreements are designated at FVTPL under the FVO.

Cash collateral on securities borrowed and securities lent

The right to receive back cash collateral paid and the obligation to return cash collateral received on borrowing and lending of securities, which is generally near term, is recognized as cash collateral on securities borrowed and securities lent, respectively. These transactions are classified and measured at amortized cost as they meet the SPPI criteria and are managed under a hold to collect business model. For Cash collateral on securities borrowed classified at amortized cost, an ECL is applied. Interest income on cash collateral paid and interest expense on cash collateral received together with the security borrowing fees and security lending income are included in Interest income – Securities borrowed or purchased under resale agreements and Interest expense – Securities lent or sold under repurchase agreements, respectively. For securities borrowing and lending transactions where securities are pledged or received as collateral, securities pledged by CIBC remain on the consolidated balance sheet and securities received by CIBC are not recognized on the consolidated balance sheet.

Derivatives

We use derivative instruments for both asset/liability management (ALM) and trading purposes. The derivatives used for ALM purposes allow us to manage financial risks, such as movements in interest and foreign exchange rates, while our derivative trading activities are primarily driven by client trading activities. We may also take proprietary trading positions with the objective of earning income.

All derivative instruments are recognized initially, and are measured subsequently, at fair value and are reported as assets where they have a positive fair value and as liabilities where they have a negative fair value, in both cases as derivative instruments. Any realized and unrealized gains or losses on derivatives used for trading purposes were recognized immediately in Gains (losses) from financial instruments measured/designated at FVTPL, net. The accounting for derivatives used for ALM purposes depends on whether they qualify for hedge accounting as discussed below.

Fair values of exchange-traded derivatives are based on quoted market prices. Fair values of over-the-counter (OTC) derivatives, including OTC derivatives that are centrally cleared, are obtained using valuation techniques, including discounted cash flow models and option pricing models. See Note 13 for further information on the valuation of derivatives.

Derivatives used for ALM purposes that qualify for hedge accounting

As permitted at the time of transition to IFRS 9, we have elected to continue to apply the hedge accounting requirements of IAS 39. However, in 2018, we adopted the new hedge accounting disclosure requirements under the amendments to IFRS 7 “Financial Instruments: Disclosures.” Details of the additional disclosures are provided in Note 14.

We apply hedge accounting for derivatives held for ALM purposes that meet specified criteria. There are three types of hedges: fair value, cash flow and hedges of net investments in foreign operations (NIFOs). When hedge accounting is not applied, the change in the fair value of the derivative is recognized in the consolidated statement of income (see “Derivatives used for ALM purposes that are not designated for hedge accounting” below).

In order for derivatives to qualify for hedge accounting, the hedge relationship must be designated and formally documented at its inception in accordance with IAS 39. The particular risk management objective and strategy, the specific asset, liability or cash flow being hedged, as well as how hedge effectiveness is assessed, are documented. Hedge effectiveness requires a high correlation of changes in fair values or cash flows between the hedged and hedging items.

We assess the effectiveness of derivatives in hedging relationships, both at inception and on an ongoing basis. Ineffectiveness results to the extent that the change in the fair value of the hedging derivative differs from the change in the fair value of the hedged risk in the hedged item, or the cumulative change in the fair value of the hedging derivative exceeds the cumulative change in the fair value of expected future cash flows of the hedged item. The amount of ineffectiveness of hedging instruments is recognized immediately in the consolidated statement of income.

Fair value hedges

We designate fair value hedges primarily as part of interest rate risk management strategies that use derivatives to hedge changes in the fair value of financial instruments with fixed interest rates. Changes in fair value attributed to the hedged interest rate risk are accounted for as basis adjustments to the hedged financial instruments and are included in Net interest income. Changes in fair value from the hedging derivatives are also included in Net interest income. Any differences between the two represent hedge ineffectiveness that is included in Net interest income.

Similarly, for hedges of foreign exchange risk, changes in the fair value from the hedging derivatives and non-derivatives are included in FXOTT. Changes in the fair value of the hedged item from the hedged foreign exchange risk are accounted for as basis adjustments and are also included in FXOTT. Any difference between the two represents hedge ineffectiveness.

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Consolidated financial statements

If the hedging instrument expires or is sold, terminated or exercised, or where the hedge no longer meets the criteria for hedge accounting, the hedge relationship is terminated and the basis adjustment applied to the hedged item is amortized over the remaining term of the hedged item. If the hedged item is derecognized, the unamortized basis adjustment is recognized immediately in the consolidated statement of income.

Cash flow hedges

We designate cash flow hedges as part of interest rate risk management strategies that use derivatives to mitigate our risk from variable cash flows by effectively converting certain variable-rate financial instruments to fixed-rate financial instruments, and as part of foreign exchange rate risk management strategies to hedge forecasted foreign currency denominated cash flows. We also designate cash flow hedges to hedge changes in CIBC’s share price in respect of certain cash-settled share-based payment awards.

The effective portion of the change in fair value of the derivative instrument is recognized in OCI until the variability in cash flows being hedged is recognized in the consolidated statement of income in future accounting periods, at which time an appropriate portion of the amount that was in AOCI is reclassified into the consolidated statement of income. The ineffective portion of the change in fair value of the hedging derivative is included in Net interest income, FXOTT, or Non-interest expenses immediately as it arises.

If the hedging instrument expires or is sold, terminated or exercised, or where the hedge no longer meets the criteria for hedge accounting, the hedge relationship is terminated. Upon termination of the hedge relationship, any remaining amount in AOCI remains therein until it is recognized in the consolidated statement of income when the variability in cash flows hedged or the hedged forecast transaction is ultimately recognized in the consolidated statement of income. When the forecasted transaction is no longer expected to occur, the related cumulative gain or loss in AOCI is recognized immediately in the consolidated statement of income.

Hedges of NIFOs with a functional currency other than the Canadian dollar

We may designate NIFO hedges to mitigate the foreign exchange risk on our NIFOs with a functional currency other than the Canadian dollar.

These hedges are accounted for in a similar manner to cash flow hedges. The change in fair value of the hedging instrument relating to the effective portion is recognized in OCI. The change in fair value of the hedging instrument attributable to the forward points and relating to the ineffective portion is recognized immediately in FXOTT. Gains and losses in AOCI are reclassified to the consolidated statement of income upon the disposal or partial disposal of the investment in the foreign operation that involves the loss of control, as explained in the “Foreign currency translation” policy above.

Derivatives used for ALM purposes that are not designated for hedge accounting

The change in fair value of the derivatives not designated as accounting hedges but used to economically hedge FVO assets or liabilities is included in Gains (losses) from financial instruments measured/designated at FVTPL, net. The change in fair value of other derivatives not designated as accounting hedges but used for other economic hedging purposes is included in Non-interest income as FXOTT or Other, as appropriate, or in the case of economic hedges of cash-settled share-based payment obligations, in compensation expense.

Embedded derivatives

Derivatives embedded in financial liabilities are accounted for as separate derivatives when their economic characteristics and risks are not closely related to those of the host instrument and the terms of the embedded derivative represent those of a freestanding derivative in situations where the combined instrument is not classified as FVTPL or FVO. These embedded derivatives, which are classified together with the host instrument on the consolidated balance sheet, are measured at fair value, with changes therein included in the consolidated statement of income. The residual amount of the host liability is accreted to its maturity value through Interest income and Interest expense, respectively, using the effective interest rate method.

Gains at inception on derivatives embedded in financial instruments bifurcated for accounting purposes are not recognized at inception; instead they are recognized over the life of the residual host instrument. Where an embedded derivative is separable from the host instrument but the fair value, as at the acquisition or reporting date, cannot be reliably measured separately or is otherwise not bifurcated, the entire combined contract is measured at FVTPL.

Financial assets with embedded derivatives are classified in their entirety into the appropriate classification at initial recognition through an assessment of the contractual cash flow characteristics of the asset and the business model under which it is managed.

Accumulated other comprehensive income

AOCI is included on the consolidated balance sheet as a separate component of total equity, net of income tax. It includes net unrealized gains and losses on FVOCI debt and equity securities, the effective portion of gains and losses on derivative instruments designated within effective cash flow hedges under IAS 39, unrealized foreign currency translation gains and losses on foreign operations with a functional currency other than the Canadian dollar net of gains or losses on related hedges, net gains (losses) related to fair value changes of FVO liabilities attributable to changes in own credit risk, and net gains (losses) on post-employment defined benefit plans.

Treasury shares

Where we repurchase our own equity instruments, these instruments are treated as treasury shares and are deducted from equity at their cost with any gain or loss recognized in Contributed surplus or Retained earnings as appropriate. No gain or loss is recognized in the consolidated statement of income on the purchase, sale, issue or cancellation of our own equity instruments. Any difference between the carrying value and the consideration, if reissued, is also included in Contributed surplus.

Liabilities and equity

We classify financial instruments as a liability or equity based on the substance of the contractual arrangement. An instrument is classified as a liability if it is a contractual obligation to deliver cash or another financial asset, or to exchange financial assets or financial liabilities at potentially unfavourable terms. A contract is also classified as a liability if it is a non-derivative and could obligate us to deliver a variable number of our own shares or it is a derivative other than one that can be settled by the delivery of a fixed amount of cash or another financial asset for a fixed number of our own equity instruments. An instrument is classified as equity if it evidences a residual interest in our assets after deducting all liabilities. The components of a compound financial instrument are classified and accounted for separately as assets, liabilities, or equity as appropriate. Incremental costs directly attributable to the issuance of equity instruments are shown in equity, net of income tax.

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Consolidated financial statements

Property and equipment

Land is recognized initially at cost and is subsequently measured at cost less any accumulated impairment losses. Buildings, furniture, equipment and leasehold improvements are recognized initially at cost and are subsequently measured at cost less accumulated depreciation and any accumulated impairment losses.

Depreciation commences when the assets are available for use and is recognized on a straight-line basis to depreciate the cost of these assets to their estimated residual value over their estimated useful lives. The estimated useful lives are as follows:

•	Buildings – 40 years
•	Computer equipment – 3 to 7 years
•	Office furniture and other equipment – 4 to 15 years
•	Leasehold improvements – over the estimated useful life

Depreciation methods, useful lives and residual values are reviewed at each annual reporting date and are adjusted if appropriate.

Gains and losses on disposal are included in Non-interest income – Other.

Prior to the adoption of IFRS 16 on November 1, 2019, we considered a portion of land and a building underlying a finance lease arrangement as investment property since we sub-lease this portion to third parties. Our investment property was recognized initially at cost and was subsequently measured at cost less accumulated depreciation and any accumulated impairment losses. Our investment property was depreciated on a straight-line basis over its estimated useful life, being the term of the lease.

Rental income is included in Non-interest income – Other.

Leases

CIBC adopted IFRS 16 “Leases” (IFRS 16) in place of IAS 17 “Leases” as of November 1, 2019. We applied IFRS 16 on a modified retrospective basis. As permitted, we did not restate our prior period comparative consolidated financial statements, which were reported under the prior guidance. The impact of adopting IFRS 16 is discussed in Note 8.

As a lessee, we recognize a right-of-use asset and a corresponding lease liability based on the present value of future lease payments, less any lease incentives receivable, when the lessor makes the leased asset available for use to CIBC, based on the non-cancellable portion of the lease term, adjusted for any renewal or termination options that are reasonably certain to be exercised. Measurement of the right-of-use asset also includes any initial direct costs of procuring the lease, and any lease payments made or lease incentives received prior to lease commencement. Discount rates are based on the rate implicit in the lease, if determinable, or on CIBC’s incremental borrowing rate. Where a property lease contains both a lease and non-lease component, we have elected not to allocate the consideration in the contract to each of the components. Subsequent to initial measurement, CIBC measures the lease liability by increasing the carrying amount to reflect interest on the lease liability based on the discount rate at the time of recognition and reducing the carrying amount to reflect lease payments made during the period, net of any remeasurements for lease reassessment or modifications. The right-of-use asset is measured using the cost model, and amortized on a straight-line basis over the lease term. Right-of-use assets and the corresponding lease liabilities are recognized in Property and equipment and Other liabilities, respectively, on our consolidated balance sheet.

The right-of-use asset and the corresponding lease liability are remeasured when there is a change in lease term, a change in the assessment of an option to purchase a leased asset, a change in the expected residual value guarantee (if any), or a change in future lease payments due to a change in the index or rate applicable to the payment. Right-of-use assets are tested for impairment as required under IAS 36 “Impairment of Assets”. In addition, the evaluation of the useful life for depreciation is assessed under IAS 36.

Lease payments for low-value assets, short-term leases and variable leases are systematically recognized in Non-interest expenses based on the nature of the expense.

As an intermediate lessor, we classify a sublease as an operating or finance sublease based on whether substantially all of the risks and rewards related to the underlying right-of-use asset are transferred to the sub-lessee. If classified as a finance sublease, the related right-of-use asset is derecognized and an investment in sublease is recognized, with the difference recognized in the consolidated statement of income as a gain or loss. In measuring the investment in sublease, we apply the head lease discount rate unless the rate implicit in the sublease is determinable. Where a finance sublease includes lease and non-lease components, we allocate the total consideration in the contract to each component based on the standalone prices for each of these components. The investment in sublease is recognized in Other assets on our consolidated balance sheet, and is subsequently measured using the effective interest rate method, with interest income recognized over the term of the sublease. Rental income from operating subleases is recognized on a systematic basis over the lease term.

Previously, IAS 17 required lessors to classify leases as operating or finance, considering whether the underlying lease transfers substantially all risks and rewards incidental to ownership. Lease expenses related to operating leases were recognized through income on a systematic basis, based on the nature of the expense. Finance leases were recognized on-balance sheet through a finance asset and a finance liability, and the related lease expenses were recognized through income on a systematic basis.

Goodwill, software and other intangible assets

Goodwill represents the excess of the purchase price over the fair value of the net identifiable assets, liabilities and contingent liabilities acquired in business combinations. Identifiable intangible assets are recognized separately from goodwill when they are separable or arise from contractual or other legal rights, and have fair values that can be reliably measured.

Goodwill is not amortized, but is subject to impairment review at least annually or more frequently if there are indicators that the goodwill may be impaired. Refer to the “Impairment of non-financial assets” policy below.

Intangible assets represent software and customer relationships, core deposit intangibles, investment management contracts, and brand names recognized as part of past acquisitions. Intangible assets with definite useful lives are measured at cost less accumulated amortization and accumulated impairment losses. Each intangible asset is assessed for legal, regulatory, contractual, competitive or other factors to determine if the useful life is definite. Intangible assets with definite useful lives are amortized over their estimated useful lives, which are as follows:

•	Software – 5 to 10 years
•	Contract-based intangibles – 8 to 15 years
•	Core deposit and customer relationship intangibles – 3 to 16 years

Intangible assets with indefinite useful lives are measured at cost less any accumulated impairment losses. Indefinite-life intangible assets are tested for impairment at least annually and whenever there is an indication that the asset may be impaired. Refer to the “Impairment of non-financial assets” policy below.

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Consolidated financial statements

Impairment of non-financial assets

The carrying values of non-financial assets with definite useful lives, including right-of-use assets, buildings and equipment, and intangible assets with definite useful lives are reviewed to determine whether there is any indication of impairment. Goodwill and intangible assets with indefinite useful lives are tested for impairment at least annually, and whenever there is an indication that the asset may be impaired. If any such indication of impairment exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss, if any.

For the purpose of reviewing non-financial assets with definite useful lives for impairment, asset groups are reviewed at their lowest level for which identifiable cash inflows are largely independent of cash inflows of other assets or groups of assets. This grouping is referred to as a cash-generating unit (CGU).

Corporate assets do not generate separate cash inflows. Corporate assets are tested for impairment at the minimum collection of CGUs to which the corporate asset can be allocated reasonably and consistently.

The recoverable amount is the greater of fair value less costs to sell and value in use. Value in use is the present value of the future cash flows expected to be derived from the asset or CGU. When the carrying value exceeds its recoverable amount, an impairment loss equal to the difference between the two amounts is recognized in the consolidated statement of income. If an impairment subsequently reverses, the carrying value of the asset is increased to the extent that the carrying value of the underlying assets does not exceed the carrying value that would have been determined, net of depreciation or amortization, if no impairment had been recognized. Any impairment reversal is recognized in the consolidated statement of income in the period in which it occurs.

Goodwill is assessed for impairment based on the group of CGUs expected to benefit from the synergies of the business combination, and the lowest level at which management monitors the goodwill. Any potential goodwill impairment is identified by comparing the recoverable amount of the CGU grouping to which the goodwill is allocated to its carrying value including the allocated goodwill. If the recoverable amount is less than its carrying value, an impairment loss is recognized in the consolidated statement of income in the period in which it occurs. Impairment losses on goodwill are not subsequently reversed if conditions change.

Income taxes

Income tax comprises current tax and deferred tax. Income tax is recognized in the consolidated statement of income, except to the extent that it relates to items recognized in OCI or directly in equity, in which case it is recognized accordingly.

Current tax is the tax expected to be payable on the taxable profit for the year, calculated using tax rates enacted or substantively enacted as at the reporting date, and any adjustment to tax payable in respect of previous years. Current tax assets and liabilities are offset when CIBC intends to settle on a net basis and the legal right to offset exists.

Deferred tax is recognized on temporary differences between the carrying value of assets and liabilities on the consolidated balance sheet and the corresponding amounts attributed to such assets and liabilities for tax purposes. Deferred tax liabilities are generally recognized for all taxable temporary differences unless the temporary differences relate to our NIFOs and will not reverse in the foreseeable future. Deferred tax assets, other than those arising from our NIFOs, are recognized to the extent that it is probable that future taxable profits will be available against which deductible temporary differences can be utilized. Deferred tax assets arising from our NIFOs are recognized for deductible temporary differences which are expected to reverse in the foreseeable future to the extent that it is probable that future taxable profits will be available against which these deductible temporary differences can be utilized. Deferred tax is not recognized for temporary differences on the initial recognition of assets or liabilities in a transaction that is not a business combination and that affects neither accounting nor taxable income, or for taxable temporary differences arising on the initial recognition of goodwill.

Deferred tax is measured at the tax rates that are expected to be applied to the temporary differences when they reverse, based on the laws that have been enacted or substantively enacted as at the reporting date.

Deferred tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets and liabilities and they relate to income taxes levied by the same tax authority on the same taxable entity or tax reporting group.

We are subject to income tax laws in the various jurisdictions where we operate, and the tax laws in those jurisdictions are potentially subject to different interpretations by us and the relevant taxation authority, which gives rise to uncertainty. For tax positions where there is uncertainty regarding the ultimate determination of the tax impact, including positions which are under audit, dispute or appeal, we recognize provisions to consider this uncertainty based on our best estimate of the amount expected to be paid based on an assessment of the relevant factors.

Pension and other post-employment benefits

We are the sponsor of a number of employee benefit plans. These plans include both defined benefit and defined contribution pension plans, and various other post-employment benefit plans including post-retirement medical and dental benefits.

Defined benefit plans

The cost of pensions and other post-employment benefits earned by employees is actuarially determined separately for each plan using the projected unit credit method and our best estimate of salary escalation, retirement ages of employees, mortality and expected health-care costs. This represents CIBC’s defined benefit obligation, which is measured as at the reporting date. The discount rate used to measure the defined benefit obligation is based on the yield of a portfolio of high-quality corporate bonds denominated in the same currency in which the benefits are expected to be paid and with terms to maturity that, on average, match the terms of the defined benefit obligation.

Plan assets are measured at fair value as at the reporting date.

The net defined benefit asset (liability) represents the present value of the defined benefit obligation less the fair value of plan assets. The net defined benefit asset (liability) is included in Other assets and Other liabilities, respectively.

Current service cost reflects the cost of providing post-employment benefits earned by employees in the current period. Current service cost is calculated as the present value of the benefits attributed to the current year of service and is recognized in the consolidated statement of income. The current service cost is calculated using a separate discount rate to reflect the longer duration of future benefit payments associated with the additional year of service to be earned by the plan’s active participants.

Past service costs arising from plan amendments or curtailments are recognized in net income in the period in which they arise.

Net interest income or expense comprises interest income on plan assets and interest expense on the defined benefit obligation. Interest income is calculated by applying the discount rate to the plan assets, and interest expense is calculated by applying the discount rate to the defined benefit obligation. Net interest income or expense is recognized in the consolidated statement of income.

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Actuarial gains and losses represent changes in the present value of the defined benefit obligation which result from changes in actuarial assumptions and differences between previous actuarial assumptions and actual experience, and from differences between the actual return on plan assets and assumed interest income on plan assets. Net actuarial gains and losses are recognized in OCI in the period in which they arise and are not subject to subsequent reclassification to net income. Cumulative net actuarial gains and losses are included in AOCI.

When the calculation results in a net defined benefit asset, the recognized asset is limited to the present value of economic benefits available in the form of future refunds from the plan or reductions in future contributions to the plan (the asset ceiling). For plans where we do not have an unconditional right to a refund of surplus, we determine the asset ceiling by reference to future economic benefits available in the form of reductions in future contributions to the plan, in which case the present value of economic benefits is calculated giving consideration to minimum funding requirements for future service that apply to the plan. Where a reduction in future contributions to the plan is not currently realizable at the reporting date, we estimate whether we will have the ability to reduce contributions for future service at some point during the life of the plan by taking into account, among other things, expected future returns on plan assets. If it is anticipated that we will not be able to recover the value of the net defined benefit asset, after considering minimum funding requirements for future service, the net defined benefit asset is reduced to the amount of the asset ceiling.

When the payment in the future of minimum funding requirements related to past service would result in a net defined benefit surplus, or an increase in a net defined benefit surplus, the minimum funding requirements are recognized as a liability to the extent that the surplus would not be fully available as a refund or a reduction in future contributions. Any funded status surplus is limited to the present value of future economic benefits available in the form of refunds from the plan or reductions in future contributions to the plan.

Defined contribution plans

Costs for defined contribution plans are recognized during the year in which the service is provided.

Other long-term employee benefits

CIBC sponsors a closed long-term disability plan that is classified as a long-term defined benefit arrangement. As the amount of the long-term disability benefit does not depend on the length of service, the obligation is recognized when an event occurs that gives rise to an obligation to make payments. CIBC also offers other medical and dental benefits to employees while on long-term disability.

The amount of other long-term employee benefits is actuarially calculated using the projected unit credit method. Under this method, the benefit is discounted to determine its present value. The methodology used to determine the discount rate used to value the long-term employee benefit obligation is consistent with that for pension and other post-employment benefit plans. Actuarial gains and losses and past service costs are recognized in the consolidated statement of income in the period in which they arise.

Share-based payments

We provide compensation to certain employees and directors in the form of share-based awards.

Compensation expense for share-based awards is recognized from the service commencement date to the earlier of the contractual vesting date or the employee’s retirement eligible date. For grants regularly awarded in the annual incentive compensation cycle (annual incentive grant), the service commencement date is considered to be the start of the fiscal year that precedes the fiscal year in which the grant is made. The service commencement date in respect of special awards granted outside of the annual cycle is the grant date. The amount of compensation expense recognized is based on management’s best estimate of the number of share-based awards expected to vest, including estimates of expected forfeitures, which are revised periodically as appropriate. For the annual incentive grant, compensation expense is recognized from the service commencement date based on the estimated fair value of the forthcoming grant with the estimated fair value adjusted to the actual fair value at the grant date.

Under the Restricted Share Award (RSA) plan, where grants are settled in the cash equivalent of common shares, changes in the obligation which arise from fluctuations in the market price of common shares, net of related hedges, are recognized in the consolidated statement of income as compensation expense in proportion to the award recognized. Under the Restricted Stock plan, where restricted stock is granted and settled in common shares, compensation expense is based on the grant date fair value. Compensation expense results in a corresponding increase to contributed surplus. When the restricted stock vests and is released from restriction, the amount recognized in Contributed surplus is credited to common share capital.

Under the Performance Share Unit (PSU) plan, where grants are settled in the cash equivalent of common shares, changes in the obligation which arise from fluctuations in the market price of common shares, and revised estimates of the performance factor, net of related hedges, are recognized in the consolidated statement of income as compensation expense in proportion to the award recognized. The performance factor ranges from 75% to 125% of the initial number of units awarded based on CIBC’s performance relative to the other major Canadian banks.

Compensation expense in respect of the Employee Stock Option Plan (ESOP) is based on the grant date fair value. Where the service commencement date precedes the grant date, compensation expense is recognized from the service commencement date based on the estimated fair value of the award at the grant date, with the estimated fair value adjusted to the actual fair value at the grant date. Compensation expense results in a corresponding increase to contributed surplus. If the ESOP award is exercised, the proceeds we receive, together with the amount recognized in Contributed surplus, are credited to common share capital. If the ESOP award expires unexercised, the compensation expense remains in Contributed surplus.

As part of our acquisition of Wellington Financial Fund V LP (Wellington Financial) in the first quarter of 2018, equity-settled awards in the form of exchangeable shares with specific service and non-market performance vesting conditions were issued to selected employees. Compensation expense in respect of the exchangeable shares is based on the grant date fair value, adjusted for changes in the estimated impact of the non-market performance conditions.

Compensation in the form of Deferred Share Units (DSUs) issued pursuant to the Deferred Share Unit Plan, the Deferred Compensation Plan (DCP), and the Directors’ Plan, entitle the holder to receive the cash equivalent of a CIBC common share. At the time DSUs are granted, the related expense in respect of the cash compensation that an employee or director would otherwise receive would have been fully recognized. Changes in the obligations which arise from fluctuations in the market price of common shares, net of related hedges, are recognized in the consolidated statement of income as compensation expense for employee DSUs and as Non-interest expense – Other for Directors’ DSUs.

Our contributions under the Employee Share Purchase Plan (ESPP) are expensed as incurred.

The impact due to our changes in common share price in respect of cash-settled share-based compensation under the RSA and PSU plans is hedged through the use of derivatives. We designate these derivatives within cash flow hedge accounting relationships. The effective portion of the change in fair value of these derivatives is recognized in OCI and is reclassified into compensation expense, within the consolidated statement of income, over the period that the hedged awards impact the consolidated statement of income. The ineffective portion of the change in fair value of the hedging derivatives is recognized in the consolidated statement of income immediately as it arises.

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Provisions and contingent liabilities

Provisions are liabilities of uncertain timing or amount. A provision is recognized when we have a present legal or constructive obligation as a result of a past event, it is probable that an outflow of economic benefits will be required to settle the obligation, and a reliable estimate can be made of the amount of the obligation. The provision is recognized as the best estimate of the amount required to settle the obligation at the reporting date, taking into account the risk and uncertainties related to the obligation. Where material, provisions are discounted to reflect the time value of money, and the increase in the obligation due to the passage of time is presented as Interest expense in the consolidated statement of income.

Contingent liabilities are possible obligations that arise from past events whose existence will be confirmed only by the occurrence, or non-occurrence, of one or more uncertain future events not wholly within the control of CIBC, or are present obligations that have arisen from past events but are not recognized because it is not probable that settlement will require the outflow of economic benefits.

Provisions and contingent liabilities are disclosed in the consolidated financial statements.

Earnings per share

We present basic and diluted EPS for our common shares.

Basic EPS is computed by dividing net income for the period attributable to CIBC common shareholders by the weighted-average number of common shares outstanding during the period.

Diluted EPS is computed by dividing net income for the period attributable to CIBC common shareholders by the weighted-average number of diluted common shares outstanding for the period. Diluted common shares reflect the potential dilutive effect of contingently issuable shares and the exercise of stock options based on the treasury stock method. The number of contingently issuable shares included in diluted EPS is based on the number of shares that would be issuable if the end of the reporting period were the end of the contingency period. For stock options, the treasury stock method determines the number of incremental common shares by assuming that outstanding stock options, whose exercise price is less than the average market price of common shares during the period, are exercised and then reduced by the number of common shares assumed to be repurchased with the exercise proceeds from the assumed exercise of the options. Instruments determined to have an antidilutive effect for the period are excluded from the calculation of diluted EPS.

Fee and commission income

CIBC adopted IFRS 15 “Revenue from Contracts with Customers” (IFRS 15) as at November 1, 2018 in place of prior guidance, including IAS 18 “Revenue” (IAS 18) and IFRIC 13 “Customer Loyalty Programmes” (IFRIC 13). We applied IFRS 15 on a modified retrospective basis. As permitted, we did not restate our prior period comparative consolidated financial statements. Amounts reported related to the year ended October 31, 2018 are reported under the prior guidance, including IAS 18 and IFRIC 13, and are therefore not comparable to the information presented for 2019 or 2020. The impact of adopting IFRS 15 was not significant (see “Transition impact from adoption of IFRS 15” section below).

IFRS 15 includes a five-step, principles-based recognition and measurement approach, as well as requirements for accounting for contract costs, and enhanced quantitative and qualitative disclosure requirements. The application of this guidance involves the use of judgment. IFRS 15 excludes from its scope revenue related to financial instruments, lease contracts and insurance contracts. As a result, the majority of our revenue was not impacted by the adoption of this standard, including net interest income, net gains (losses) from financial instruments measured/designated at FVTPL and net gains (losses) from debt securities measured at FVOCI.

Measurement differences resulting from the adoption of IFRS 15 include the upfront expensing of previously deferred mutual fund sales commissions. In addition, the adoption of IFRS 15 has resulted in the revaluation of our self-managed credit card loyalty points liability, which is now subject to both upward and downward remeasurement to reflect the expected cost of redemption as this expectation changes over time. Previously, under IFRIC 13, decreases in the expected cost of redemptions were only recognized as points were redeemed, while increases were recognized immediately.

In addition, the adoption of IFRS 15 has resulted in changes to the presentation of certain revenue and expense items in the consolidated statement of income. Presentation differences include the net presentation of certain expenditures where CIBC is deemed the agent rather than the principal and the gross presentation of certain expenditures where CIBC is deemed the principal rather than the agent. Our prior period comparative consolidated financial statements for the year ended October 31, 2018 are reported under the prior guidance, without restatement; however, the measurement and presentation differences in 2019 and 2020 are not significant.

Our accounting policies under both IFRS 15 and IAS 18 are provided below.

Fee and commission income (IAS 18 and IFRIC 13)

The recognition of fee and commission income was determined by the purpose of the fee or commission and the basis of accounting for any associated financial instrument. Income earned on completion of a significant act was recognized when the act was completed. Income earned from the provision of services was recognized as revenue as the services were provided. Income which formed an integral part of the effective interest rate of a financial instrument was recognized as an adjustment to the effective interest rate.

Fee and commission income (IFRS 15)

The recognition of fee and commission income is determined by the purpose of the fee or commission and the terms specified in the contract with the customer. Revenue is recognized when, or as, a performance obligation is satisfied by transferring control of the service to the customer, in the amount of the consideration to which we expect to be entitled. Revenue may therefore be recognized at a point in time upon completion of the service or over time as the services are provided. When revenue is recognized over time, we are generally required to provide the services each period, such that control of the services is transferred evenly to the customer, and we therefore measure our progress towards completion of the service based upon the time elapsed. For contracts where the transaction price includes variable consideration, revenue is only recognized to the extent that it is highly probable that a significant reversal in the amount of cumulative revenue recognized will not occur when the uncertainty associated with the variable consideration is resolved, which typically occurs by the end of the reporting period. When another party is involved in providing a service to a customer, we determine whether the nature of our performance obligation is that of a principal or an agent. If we control the service before it is transferred to the customer, we are acting as the principal and present revenue separately from the amount paid to the other party; otherwise we are the agent and present revenue net of the amount paid to the other party. Our performance obligations typically have a term of one year or less, with payment received upon satisfaction of the performance obligation or shortly afterwards, and as a result there is no significant financing component and we do not typically capitalize the costs of obtaining contracts with our customers. Income which forms an integral part of the effective interest rate of a financial instrument continues to be recognized as an adjustment to the effective interest rate.

In addition to these general principles, the following specific policies applied under IAS 18 and IFRIC 13 in 2018, and IFRS 15 in 2019 and 2020:

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Underwriting and advisory fees are earned on debt and equity securities placements and transaction-based advisory services. Under IAS 18 and IFRS 15, underwriting fees are typically recognized at the point in time when the transaction is completed. Under IAS 18 and IFRS 15, advisory fees are generally recognized as revenue over the period of the engagement as the related services are provided or at the point in time when the transaction is completed.

Deposit and payment fees arise from personal and business deposit accounts and cash management services. Under IAS 18 and IFRS 15, monthly and annual fees are recognized over the period that the related services are provided. Under IAS 18 and IFRS 15, transactional fees are recognized at the point in time the related services are provided.

Credit fees consist of loan syndication fees, loan commitment fees, letter of credit fees, banker’s acceptance stamping fees, and securitization fees. Under IAS 18 and IFRS 15, credit fees are generally recognized over the period that the related services are provided, except for loan syndication fees, which are typically recognized at the point in time that the financing placement is completed.

Card fees primarily include interchange income, overlimit fees, cash advance fees, and annual fees. Under IAS 18 and IFRS 15, card fees are recognized at the point in time the related services are provided, except for annual fees, which are recognized over the 12-month period to which they relate. Under IFRIC 13 and IFRS 15, the cost of credit card loyalty points is recognized as a reduction of interchange income when the loyalty points are issued for both self-managed and third-party loyalty points programs. Under IFRIC 13, credit card loyalty points for self-managed loyalty programs were recognized as deferred revenue when the loyalty points were issued and as revenue when the loyalty points were redeemed. Under IFRS 15, credit card loyalty point liabilities are recognized for self-managed loyalty point programs and are subject to periodic remeasurement to reflect the expected cost of redemption as this expectation changes over time.

Commissions on securities transactions include brokerage commissions for transactions executed on behalf of clients, trailer fees and mutual fund sales commissions. Under IAS 18 and IFRS 15, brokerage commissions and mutual fund sales commissions are generally recognized at the point in time that the related transaction is executed. Under IAS 18 and IFRS 15, trailer fees are typically recognized over time based upon the daily net asset value of the mutual fund units held by clients.

Investment management fees are primarily based on the respective value of the assets under management (AUM) or assets under administration (AUA) and, under IAS 18 and IFRS 15, are recognized over the period that the related services are provided. Under IAS 18 and IFRS 15, investment management fees relating to our asset management and private wealth management business are generally calculated based on point-in-time AUM balances, and investment management fees relating to our retail brokerage business are generally calculated based on point-in-time AUM or AUA balances. Under IAS 18 and IFRS 15, custodial fees are recognized as revenue over the applicable service period, which is generally the contract term.

Mutual fund fees are earned on fund management services and, under IAS 18 and IFRS 15, are recognized over the period that the mutual funds are managed based upon the daily net asset values of the respective mutual funds. In certain circumstances, CIBC may, on a discretionary basis, elect to absorb certain expenses that would otherwise be payable by the mutual funds directly. Under IAS 18 and IFRS 15, these expenses are recognized in Non-interest expenses on the consolidated statement of income.

Transition impact from adoption of IFRS 15

As indicated above, CIBC adopted IFRS 15 as at November 1, 2018 in place of prior guidance, including IAS 18 and IFRIC 13. We applied IFRS 15 on a modified retrospective basis by recognizing a cumulative $6 million after-tax credit from the initial application in opening November 1, 2018 retained earnings. The impact of the initial adoption of IFRS 15 related to the upfront expensing of previously deferred mutual fund sales commissions and the revaluation of our self-managed credit card loyalty points.

Interest Rate Benchmark Reform: Amendments to IFRS 9, IAS 39 and IFRS 7

In September 2019, the IASB issued “Interest Rate Benchmark Reform: Phase 1 Amendments to IFRS 9, IAS 39 and IFRS 7”, which provides relief for specific hedge accounting requirements to address uncertainties in the period before the interest rate benchmark reform, and provides disclosure requirements related to interest rate benchmark reform.

Only the amendments to IAS 39 “Financial Instruments: Recognition and Measurement” (IAS 39) and IFRS 7 “Financial Instruments: Disclosures” apply to us because we elected to continue to apply the hedge accounting requirements of IAS 39 upon the adoption of IFRS 9 “Financial Instruments” (IFRS 9). The amendments are effective for annual periods beginning on or after January 1, 2020.

CIBC elected to early adopt the phase 1 amendments effective November 1, 2019 to prepare for uncertainties that may increase relating to the timing or amount of benchmark-based cash flows of hedged items and hedging instruments. The relief provided in the amendments allows hedge accounting to continue during the period of uncertainty before the replacement of existing interest rate benchmarks with an alternative rate. Significant judgment is involved in identifying the hedge accounting relationships that are directly affected by interest rate benchmark reform as different jurisdictions are transitioning at different stages and may adopt different transition approaches.

The United Kingdom’s (U.K.’s) Financial Conduct Authority (FCA) originally announced in July 2017 that it would not compel banks to submit London Interbank Offered Rate (LIBOR) rates after December 2021. This may cause LIBOR and other current benchmarks to disappear entirely or perform differently than in the past, create disincentives for market participants to continue to administer and contribute to certain benchmarks, or have other consequences which cannot be predicted. The FCA and the ICE Benchmark Administrator recently announced a consultation process that may lead to a change in the expected timing of cessation of certain currencies and tenors of LIBOR, which CIBC will closely monitor. As at November 1, 2019, the notional amount of our derivatives in designated hedge accounting relationships that were indexed to U.S. LIBOR and British pound sterling (GBP) LIBOR, with a maturity date beyond December 31, 2021, was $48 billion. We expect the derivatives indexed to the Euro Interbank Offered Rate (EURIBOR) and the Canadian Dollar Offered Rate (CDOR) that are in our designated hedge accounting relationships to continue beyond 2021 in conjunction with alternative rates that might be applied in the impacted markets. We also continue to monitor benchmark rates in other jurisdictions as they continue to evaluate benchmark reform.

As discussed in Note 32, in August 2020, the IASB issued “Interest Rate Benchmark Reform: Phase 2 Amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16”, which addresses issues that affect financial reporting once an existing rate is replaced with an alternative rate and provides specific disclosure requirements. The amendments are effective for annual periods beginning on or after January 1, 2021. As we elected to continue to apply the hedge accounting requirements of IAS 39 upon the adoption of IFRS 9, the amendments will apply to IAS 39, IFRS 7, IFRS 4 and IFRS 16 for us, mandatorily effective on November 1, 2021. Earlier application is permitted. We continue to evaluate the impact of the amendments on our consolidated financial statements.

We previously established an enterprise-wide transition program to assess the impact of interest rate benchmark reform and manage the process to transition to alternative benchmark rates. In response to the proposed reforms to interest rate benchmarks, CIBC has established an Enterprise IBOR Transition Program (the “Program”), which is supported by a formal governance structure and dedicated working groups that include stakeholders from frontline businesses as well as functional groups such as Treasury, Technology and Operations, Risk Management, Legal, and Finance, to assess the impact across all of our products and to manage the process through transition. An Interbank Offered Rate (IBOR) Steering Committee has been established with responsibility for oversight and execution of the Program. We also continue to engage with industry associations to incorporate recent developments into our project plan. The Program provides regular updates to senior management, including the Executive Committee.

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International Financial Reporting Interpretations Committee 23 “Uncertainty over Income Tax Treatments” (IFRIC 23)

CIBC adopted IFRIC 23 as at November 1, 2019. IFRIC 23 clarifies the accounting for uncertainties in income taxes. There was no impact to our consolidated financial statements and no changes in our accounting policies as a result of adopting IFRIC 23.

Note 2	Impact of COVID-19

On March 11, 2020, the outbreak of COVID-19 was officially declared a pandemic by the World Health Organization. The COVID-19 pandemic continues to have a significant adverse impact on the global economy. Measures undertaken in the second quarter to contain the spread of the virus, including the closure of non-essential businesses, succeeded in curbing the initial spread of infection, allowing for the partial easing of these measures in the third and fourth quarters. As a result, certain sectors of the economy had seen a resumption of activity. However, there is a risk that the recent retightening of physical distancing measures enacted by governments and businesses in response to the resurgence in infection rates could impact economic activity beyond levels that were previously anticipated. The overall economy continues to operate below pre-pandemic levels in Canada, the U.S. and other regions where we operate, with continuing uncertainty related to economic growth and unemployment, which ultimately will only be resolved with the dissemination of an effective vaccine for COVID-19. As a result, we continue to operate in an uncertain macroeconomic environment.

Impact on estimates and assumptions

As disclosed in Note 1, the preparation of the consolidated financial statements in accordance with IFRS requires management to make estimates and assumptions that affect the recognized and measured amounts of assets, liabilities, net income, comprehensive income and related disclosures. Significant estimates and assumptions are made in the areas of the valuation of financial instruments, allowance for credit losses, the evaluation of whether to consolidate SEs, asset impairment, income taxes, provisions and contingent liabilities, post-employment and other long-term benefit plan assumptions and valuation of self-managed loyalty points programs. Actual results could differ from these estimates and assumptions.

The COVID-19 pandemic gives rise to heightened uncertainty as it relates to accounting estimates and assumptions and increases the need to apply judgment in evaluating the economic and market environment and its impact on significant estimates. This particularly impacts estimates and assumptions relating to allowance for credit losses, valuation of financial instruments, and asset impairment.

Allowance for credit losses

The uncertainty created by the COVID-19 pandemic has increased the level of judgment applied in estimating allowance for credit losses. See Note 6 for more information.

Valuation of financial instruments

Estimating fair value requires the application of judgment. The type and level of judgment required is largely dependent on the amount of observable market information available. The COVID-19 pandemic has increased market volatility and has negatively impacted the trading levels of certain financial instruments. As a result and as part of our process to determine the fair value of financial instruments, since the onset of the pandemic, we have applied a heightened level of judgment to a broader population of financial instruments than would otherwise generally be required with the objective of determining the fair value that is most representative of those financial instruments. While there has been an improvement in conditions and price discovery in the third and fourth quarter of 2020 relative to the onset of the COVID-19 pandemic in the second quarter of 2020, including the narrowing of credit and funding spreads, the related valuation adjustments have not decreased to pre-COVID-19 levels.

For further details of the valuation of our financial assets and liabilities, see Note 3.

Asset impairment

Given the disruption in economic and market activities caused by the COVID-19 pandemic, in the second and third quarters of 2020, we assessed whether there were indicators that goodwill may have been impaired. As a result, we recognized a goodwill impairment charge of $28 million on our FirstCaribbean International Bank Limited (CIBC FirstCaribbean) CGU in the second quarter of 2020. An additional goodwill impairment charge of $220 million was recognized in the fourth quarter of 2020 upon the discontinuance of held for sale accounting, as discussed in Note 4.

In the fourth quarter of 2020, we performed our annual impairment test for our other CGUs, which required the application of heightened judgment in light of the uncertainty regarding the ultimate economic impact of the COVID-19 pandemic, particularly in evaluating the impact on medium- and long-term forecasted earnings. Implicit in our economic outlook is the assumption that the manner in which governments respond to the second and subsequent waves of the virus, and the dissemination of an effective mass-produced vaccine, will allow the U.S. and Canadian economies to continue to recover during 2021, with the economy returning to pre-COVID levels of economic activity in 2022 and pre-COVID levels of unemployment in 2023. We concluded that the recoverable amounts of these CGUs were in excess of their carrying amounts. Actual experience may differ materially from these expectations, including in relation to the duration and severity of economic contraction and the ultimate timing and extent of a future recovery, which could lead to reductions in the recoverable amounts, which in turn could result in impairment charges.

For further details, see Note 4 and Note 9 to our consolidated financial statements.

Government lending programs in response to COVID-19

During the year, the Government of Canada introduced the Canada Emergency Business Account (CEBA) program and the Business Credit Availability Program (BCAP) to improve access to credit and financing for Canadian businesses facing operational cash flow and liquidity challenges during the current period of significant uncertainty caused by the COVID-19 pandemic. In addition, the U.S. federal government introduced the Paycheck Protection Program (PPP) under the Coronavirus Aid, Relief, and Economic Security Act (CARES Act). Further details about the programs in which CIBC has more significant participation, and the associated accounting impacts, are described below.

Canada Emergency Business Account program

The purpose of the CEBA program is to provide interest-free, partially forgivable loans of up to $40,000 to qualifying small businesses and not-for-profit organizations to help cover their operating costs during a period when their revenues have been temporarily reduced. The CEBA program is underwritten by Export Development Canada (EDC) and is available to borrowers until December 31, 2020. The program utilizes the infrastructure of eligible financial institutions, including CIBC, to provide loans that are partially forgivable to existing clients of these financial institutions, including CIBC, that meet the underwriting standards of EDC. Loans advanced under the CEBA program are not recognized on our

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consolidated balance sheet because they are funded by EDC and all of the resulting cash flows and associated risks and rewards, including any exposure to payment defaults and principal forgiveness, are assumed by EDC. EDC provides a fee to participating financial institutions which is intended to reimburse the costs associated with administering the loans, which we recognize as a reduction of other non-interest expenses. The CEBA program was launched in the second quarter and expanded subsequently to facilitate the application of the program to certain borrowers that would not have otherwise qualified. As at October 31, 2020, loans of $2.9 billion had been provided to CIBC clients under the CEBA program.

Loan guarantee for small and medium-sized enterprises under BCAP

This program is designed to encourage lending to existing clients. Under this program, a subprogram under BCAP, EDC will guarantee 80% of new qualifying operating credit and cash flow term loans of up to $6.25 million to small and medium-sized enterprises. Loans provided under this program are recognized on our consolidated balance sheet as business and government loans classified at amortized cost. Similar to existing guarantee arrangements, the guarantee from EDC on these loans is reflected in our estimate of ECL. Associated fees paid or received under this program are accounted for over the expected life of the loan using the effective interest rate method. As at October 31, 2020, $252 million of loans have been authorized under this program, of which $175 million, net of repayments, was outstanding on our consolidated balance sheet.

Co-lending program for small and medium-sized enterprises (“co-lend program”) under BCAP

Under the co-lend program, a subprogram under BCAP, the Business Development Bank of Canada (BDC) and participating financial institutions co-lend term loans to help qualifying businesses meet their operational cash flow requirements. BDC finances 80% of the loans, with CIBC financing the remaining 20%. The program offers differing maximum financing amounts based on business revenues. Loans originated under this program would be interest-only for the first 12 months. We recognize our 20% interest in loans originated under this program on our consolidated balance sheet as business and government loans classified at amortized cost, to which ECL are applied. The remaining 80% interest financed by BDC is not recognized on our consolidated balance sheet as the risks and rewards, including all interest and credit losses, are passed to BDC. The servicing fee paid by BDC to CIBC for administering their share of the loans will be recognized over the servicing period. As at October 31, 2020, $368 million of loans have been authorized under this program, of which $73 million, representing CIBC’s 20% pro-rata share, remains outstanding on our consolidated balance sheet.

Paycheck Protection Program

In the U.S., the PPP was temporarily added to the U.S. Small Business Administration’s (SBA) Loan Program, under the U.S. federal government’s CARES Act, to help businesses to keep their workforces employed during the COVID-19 pandemic. Loans provided under the PPP will be forgivable by the SBA if employee and compensation levels are maintained, and the loan proceeds are primarily applied towards payroll, rent, mortgage interest, or utilities. The SBA will reimburse CIBC for all loans forgiven pursuant to the program and for all payment defaults. Loans originated under the PPP are recognized on our consolidated balance sheet as business and government loans classified at amortized cost. As the SBA’s guarantee is integral to the origination of these loans, it is reflected in our estimate of the ECL associated with these loans. As at October 31, 2020, the outstanding balance of loans provided to our clients under this program was US$1.9 billion.

CIBC client relief programs in response to COVID-19

Refer to Note 6 for details regarding programs offered by CIBC in response to the COVID-19 pandemic.

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Note 3	Fair value measurement

This note presents the fair values of financial instruments and explains how we determine those values. Note 1, “Basis of preparation and summary of significant accounting policies” sets out the accounting treatment for each measurement category of financial instruments.

Fair value is defined as the price that would be received to sell an asset, or paid to transfer a liability, between market participants in an orderly transaction in the principal market at the measurement date under current market conditions (i.e., the exit price). The determination of fair value requires judgment and is based on market information, where available and appropriate. Fair value measurements are categorized into three levels within a fair value hierarchy (Level 1, 2 or 3) based on the valuation inputs used in measuring the fair value, as outlined below.

•

Level 1 – Unadjusted quoted market prices in active markets for identical assets or liabilities we can access at the measurement date. Bid prices, ask prices or prices within the bid and ask, which are the most representative of the fair value, are used as appropriate to measure fair value. Fair value is best evidenced by an independent quoted market price for the same instrument in an active market. An active market is one where transactions are occurring with sufficient frequency and volume to provide quoted prices on an ongoing basis.

•

Level 2 – Quoted prices for identical assets or liabilities in markets that are inactive or observable market quotes for similar instruments, or use of valuation techniques where all significant inputs are observable. Inactive markets may be characterized by a significant decline in the volume and level of observed trading activity or through large or erratic bid/offer spreads. In instances where traded markets do not exist or are not considered sufficiently active, we measure fair value using valuation models.

•	Level 3 – Non-observable or indicative prices or use of valuation techniques where one or more significant inputs are non-observable.

For a significant portion of our financial instruments, quoted market prices are not available because of the lack of traded markets, and even where such markets do exist, they may not be considered sufficiently active to be used as a final determinant of fair value. When quoted market prices in active markets are not available, we would consider using valuation models. The valuation model and technique we select maximizes the use of observable market inputs to the extent possible and appropriate in order to estimate the price at which an orderly transaction would take place at the measurement date. In an inactive market, we consider all reasonably available information, including any available pricing for similar instruments, recent arm’s-length market transactions, any relevant observable market inputs, indicative dealer or broker quotations, and our own internal model-based estimates.

Valuation adjustments are an integral component of our fair valuation process. We apply judgment in establishing valuation adjustments that take into account various factors that may have an impact on the valuation. Such factors primarily include, but are not limited to, the bid-offer spreads, illiquidity due to lack of market depth, parameter uncertainty and other market risk, model risk and credit risk of our derivative assets and liabilities, as well as adjustments for valuing our uncollateralized derivative assets and liabilities based on an estimated market cost of funds curve.

Generally, the unit of account for a financial instrument is the individual instrument, and valuation adjustments are applied at an individual instrument level, consistent with that unit of account. In cases where we manage a group of financial assets and liabilities that consist of substantially similar and offsetting risk exposures, the fair value of the group of financial assets and liabilities is measured on the basis of the net open risks.

We apply judgment in determining the most appropriate inputs and the weighting we ascribe to each such input as well as in our selection of valuation methodologies. Regardless of the valuation technique we use, we incorporate assumptions that we believe market participants would make for credit, funding, and liquidity considerations. When the fair value of a financial instrument at inception is determined using a valuation technique that incorporates one or more significant inputs that are non-observable, no inception profit or loss (the difference between the determined fair value and the transaction price) is recognized at the time the asset or liability is initially recorded. Any gains or losses at inception are deferred and recognized only in future periods over the term of the instruments or when the inputs become significantly observable.

We have an ongoing process for evaluating and enhancing our valuation techniques and models. Where enhancements are made, they are applied prospectively, so that fair values reported in prior periods are not recalculated on the new basis. Valuation models used, including analytics for the construction of yield curves and volatility surfaces, are vetted and approved, consistent with our model risk policy.

To ensure that valuations are appropriate, we have established internal guidance on fair value measurement, which is reviewed periodically in recognition of the dynamic nature of markets and the constantly evolving pricing practices in the market. A number of policies and controls are put in place to ensure that the internal guidance on fair value measurement is being applied consistently and appropriately, including independent validation of valuation inputs to external sources such as exchange quotes, broker quotes or other management-approved independent pricing sources. Key model inputs, such as yield curves and volatilities, are independently verified. The results from the independent price validation and any valuation adjustments are reviewed by the Independent Price Verification Committee on a monthly basis. This includes, but is not limited to, reviewing fair value adjustments and methodologies, independent price verification results, limits and valuation uncertainty.

Due to the judgment used in applying a wide variety of acceptable valuation techniques and models, as well as the use of estimates inherent in this process, estimates of fair value for the same or similar assets may differ among financial institutions. The calculation of fair value is based on market conditions as at each consolidated balance sheet date and may not be reflective of ultimate realizable value.

Methods and assumptions

Financial instruments with fair value equal to carrying value

For financial instruments that are not carried on the consolidated balance sheet at fair value and where we consider the carrying value to be a reasonable approximation of fair value due to their short-term nature and generally negligible credit risk, the fair values disclosed for these financial instruments are assumed to equal their carrying values. These financial instruments are: cash and non-interest-bearing deposits with banks; short-term interest-bearing deposits with banks; cash collateral on securities borrowed; securities purchased under resale agreements; customers’ liability under acceptances; cash collateral on securities lent; obligations related to securities sold under repurchase agreements; acceptances; deposits with demand features; and certain other financial assets and liabilities.

Securities

The fair value of debt or equity securities and obligations related to securities sold short is based on quoted bid or ask market prices where available in an active market.

Securities for which quotes in an active market are not available are valued using all reasonably available market information as described below.

The fair value of government issued or guaranteed securities that are not traded in an active market is calculated by applying valuation techniques such as discounted cash flow models using implied yields derived from the prices of actively traded government securities and most recently observable spread differentials.

The fair value of corporate debt securities is determined using the most recently executed transaction prices, and where appropriate, adjusted to the price of these securities obtained from independent dealers, brokers, and third-party multi-contributor consensus pricing sources. When observable price quotations are not available, fair value is determined based on discounted cash flow models using observable discounting curves

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such as benchmark and government yield curves and spread differentials observed through independent dealers, brokers, and third-party multi-contributor consensus pricing sources.

Asset-backed securities (ABS) and mortgage-backed securities (MBS) not issued or guaranteed by a government are valued using discounted cash flow models making maximum use of market observable inputs, such as broker quotes on identical or similar securities and other pricing information obtained from third-party pricing sources adjusted for the characteristics and the performance of the underlying collateral. Other key inputs used include prepayment and liquidation rates, credit spreads, and discount rates commensurate with the risks involved. These assumptions factor information that is derived from actual transactions, underlying reference asset performance, external market research, and market indices, where appropriate.

Privately issued debt and equity securities, which include certain Community Reinvestment Act equity investments and Federal Home Loan Bank (FHLB) stock, are valued using recent market transactions, where available. Otherwise, fair values are derived from valuation models using a market or income approach. These models consider various factors, including projected cash flows, earnings, revenue or other third-party evidence as available. The fair value of limited partnership investments is based upon net asset values published by third-party fund managers and is adjusted for more recent information, where available and appropriate. The carrying value of Community Reinvestment Act equity investments and FHLB stock approximates fair value.

Loans

The fair value of variable-rate loans and loans for which interest rates are repriced or reset frequently is assumed to be equal to their carrying value. The fair value for fixed-rate loans is estimated using a discounted cash flow calculation that uses market interest rates.

The ultimate fair value of loans disclosed is net of the associated allowance for credit losses. The fair value of loans is not adjusted for the value of any credit derivatives used to manage the credit risk associated with them. The fair value of these credit derivatives is disclosed separately.

Other assets and other liabilities

Other assets and other liabilities mainly comprise accrued interest receivable or payable, brokers’ client accounts receivable or payable, precious metals and accounts receivable or payable.

The fair values of other assets and other liabilities are primarily assumed to be at cost or amortized cost as we consider the carrying value to be a reasonable approximation of fair value, except for the fair value of precious metals, which is quoted in an active market. Other assets also include investment in bank-owned life insurance carried at the cash surrender value, which is assumed to be a reasonable approximation of fair value.

Deposits

The fair values of floating-rate deposits and demand deposits are assumed to be equal to their amortized cost. The fair value of fixed-rate deposits is determined by discounting the contractual cash flows using either current market interest rates with similar remaining terms or rates estimated using internal models and broker quotes. The fair value of deposit notes issued to CIBC Capital Trust is determined by reference to the quoted market prices of CIBC Tier 1 Notes issued by CIBC Capital Trust. The fair value of deposit liabilities with embedded optionality includes the fair value of those options. The fair value of equity- and commodity-linked notes includes the fair value of embedded equity and commodity derivatives.

Certain deposits designated at FVTPL are structured notes that have coupons or repayment terms linked to the performance of commodities, debt or equity securities. Fair value of these structured notes is estimated using internally vetted valuation models for the debt and embedded derivative portions of the notes by incorporating market observable prices of the referenced securities or comparable securities, and other inputs such as interest rate yield curves, market volatility levels, foreign exchange rates and changes in our own credit risk, where appropriate. Where observable prices or inputs are not available, management judgment is required to determine fair values by assessing other relevant sources of information such as historical data, proxy information from similar transactions, and through extrapolation and interpolation techniques. Appropriate market risk valuation adjustments for such inputs are assessed in all such instances.

The fair value of secured borrowings, which comprises liabilities issued by or as a result of activities associated with the securitization of residential mortgages, the Covered Bond Programme, and consolidated securitization vehicles, is based on identical or proxy market observable quoted bond prices or determined by discounting the contractual cash flows using maximum market observable inputs, such as market interest rates, or credit spreads implied by debt instruments of similar credit quality, as appropriate.

Subordinated indebtedness

The fair value of subordinated indebtedness is determined by reference to market prices for the same or similar debt instruments.

Derivative instruments

The fair value of exchange-traded derivatives such as options and futures is based on quoted market prices. OTC derivatives primarily consist of interest rate swaps, foreign exchange forwards, equity and commodity derivatives, interest rate and currency derivatives, and credit derivatives. For such instruments, where quoted market prices or third-party consensus pricing information are not available, valuation techniques are employed to estimate fair value on the basis of pricing models. Such vetted pricing models incorporate current market measures for interest rates, foreign exchange rates, equity and commodity prices and indices, credit spreads, corresponding market volatility levels, and other market-based pricing factors.

In order to reflect the observed market practice of pricing collateralized and uncollateralized derivatives, our valuation approach uses overnight indexed swap (OIS) curves as the discount rate for valuing collateralized derivatives and uses an estimated market cost of funds curve as the discount rate for valuing uncollateralized derivatives. For most collateralized derivatives that are cleared through central clearing houses, changes to market discounting conventions were implemented in 2020 to support the global market efforts to transition interbank offered rate (IBOR) to the new benchmark rates. Certain centrally cleared collateralized derivatives have transitioned to the use of the new benchmark replacement rates as the overnight index discount rates, including USD derivatives cleared through London Clearing House (LCH) or Chicago Mercantile Exchange (CME), which have transitioned their discounting from the US Fed Funds rate to the Secured Overnight Financing Rate (SOFR). Uncollateralized derivatives are valued based on an estimated market cost of funds curve, which reduces the fair value of uncollateralized derivative assets incremental to the reduction in fair value for credit risk already reflected through the credit valuation adjustment (CVA). In contrast, the use of a market cost of funds curve reduces the fair value of uncollateralized derivative liabilities in a manner that generally includes adjustments for our own credit. As market practices continue to evolve in regard to derivative valuation, further adjustments may be required in the future.

In determining the fair value of complex and customized derivatives, such as equity, credit, and commodity derivatives written in reference to indices or baskets of reference, we consider all reasonably available information including any relevant observable market inputs, third-party consensus pricing inputs, indicative dealer and broker quotations, and our own internal model-based estimates, which are vetted and pre-approved in accordance with our model risk policy, and are regularly and periodically calibrated. The model calculates fair value based on inputs specific to the type of contract, which may include stock prices, correlation for multiple assets, interest rates, foreign exchange rates, yield curves, and volatility surfaces. Where observable prices or inputs are not available, management judgment is required to determine fair values by assessing other

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relevant sources of information such as historical data, proxy information from similar transactions, and through extrapolation and interpolation techniques. Appropriate parameter uncertainty and market risk valuation adjustments for such inputs and other model risk valuation adjustments are assessed in all such instances.

In addition to reflecting estimated market funding costs in our valuation of uncollateralized derivative receivables, we also consider whether a CVA is required to recognize the risk that any given derivative counterparty may not ultimately be able to fulfill its obligations. The CVA is driven off market-observed credit spreads or proxy credit spreads and our assessment of the net counterparty credit risk (CCR) exposure. In assessing this exposure, we also take into account credit mitigants such as collateral, master netting arrangements, and settlements through clearing houses. As noted above, the fair value of uncollateralized derivative liabilities based on market cost of funding generally includes adjustments for our own credit.

Mortgage commitments

The fair value of mortgage commitments designated at FVTPL is for fixed-rate residential mortgage commitments and is based on changes in market interest rates for the loans between the commitment and the consolidated balance sheet dates. The valuation model takes into account the expected probability that outstanding commitments will be exercised as well as the length of time the commitment is offered.

Fair value of financial instruments

		Carrying value
$ millions, as at October 31		Amortized cost	Mandatorily measured at FVTPL	Designated at FVTPL	Fair value through OCI	Total	Fair value	Fair value over (under) carrying value
2020	Financial assets
	Cash and deposits with banks	$61,570	$948	$–	$–	$62,518	$62,518	$–
	Securities	31,800	62,576	117	54,553	149,046	149,599	553
	Cash collateral on securities borrowed	8,547	–	–	–	8,547	8,547	–
	Securities purchased under resale agreements	58,090	7,505	–	–	65,595	65,595	–
	Loans
	Residential mortgages	220,739	63	–	–	220,802	222,920	2,118
	Personal	41,390	–	–	–	41,390	41,452	62
	Credit card	10,722	–	–	–	10,722	10,722	–
	Business and government	110,220	23,291	357	–	133,868	134,097	229
	Derivative instruments	–	32,730	–	–	32,730	32,730	–
	Customers’ liability under acceptances	9,606	–	–	–	9,606	9,606	–
	Other assets	15,940	–	–	–	15,940	15,940	–
	Financial liabilities
	Deposits
	Personal	$199,593	$–	$2,559	$–	$202,152	$202,345	$193
	Business and government	301,546	–	9,880	–	311,426	312,279	853
	Bank	17,011	–	–	–	17,011	17,011	–
	Secured borrowings	39,560	–	591	–	40,151	40,586	435
	Derivative instruments	–	30,508	–	–	30,508	30,508	–
	Acceptances	9,649	–	–	–	9,649	9,649	–
	Obligations related to securities sold short	–	15,963	–	–	15,963	15,963	–
	Cash collateral on securities lent	1,824	–	–	–	1,824	1,824	–
	Obligations related to securities sold under repurchase agreements (1)	54,617	–	17,036	–	71,653	71,653	–
	Other liabilities	15,282	133	9	–	15,424	15,424	–
	Subordinated indebtedness	5,712	–	–	–	5,712	5,993	281

		Carrying value
$ millions, as at October 31		Amortized cost	Mandatorily measured at FVTPL	Designated at FVTPL	Fair value through OCI	Total	Fair value	Fair value over (under) carrying value
2019	Financial assets
	Cash and deposits with banks	$16,720	$639	$–	$–	$17,359	$17,359	$–
	Securities	20,115	53,984	413	46,798	121,310	121,453	143
	Cash collateral on securities borrowed	3,664	–	–	–	3,664	3,664	–
	Securities purchased under resale agreements	50,913	5,198	–	–	56,111	56,111	–
	Loans
	Residential mortgages	208,381	60	–	–	208,441	208,693	252
	Personal	43,098	–	–	–	43,098	43,120	22
	Credit card	12,335	–	–	–	12,335	12,335	–
	Business and government	103,885	21,182	–	–	125,067	125,160	93
	Derivative instruments	–	23,895	–	–	23,895	23,895	–
	Customers’ liability under acceptances	9,167	–	–	–	9,167	9,167	–
	Other assets	13,829	–	–	–	13,829	13,829	–
	Financial liabilities
	Deposits
	Personal	$176,340	$–	$1,751	$–	$178,091	$178,046	$(45)
	Business and government	248,367	–	9,135	–	257,502	257,872	370
	Bank	11,224	–	–	–	11,224	11,224	–
	Secured borrowings	38,680	–	215	–	38,895	39,223	328
	Derivative instruments	–	25,113	–	–	25,113	25,113	–
	Acceptances	9,188	–	–	–	9,188	9,188	–
	Obligations related to securities sold short	–	15,635	–	–	15,635	15,635	–
	Cash collateral on securities lent	1,822	–	–	–	1,822	1,822	–
	Obligations related to securities sold under repurchase agreements	51,801	–	–	–	51,801	51,801	–
	Other liabilities	14,066	114	12	–	14,192	14,192	–
	Subordinated indebtedness	4,684	–	–	–	4,684	4,925	241

(1)	Includes obligations related to securities sold under repurchase agreements supported by bearer deposit notes that are pledged as collateral under the Bank of Canada Term Repo Facility.

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Fair value of derivative instruments

$ millions, as at October 31				2020			2019
		Positive	Negative	Net	Positive	Negative	Net
Held for trading
Interest rate derivatives
Over-the-counter	– Forward rate agreements	$108	$161	$(53)	$67	$241	$(174)
	– Swap contracts	12,296	9,309	2,987	8,528	7,697	831
	– Purchased options	109	–	109	92	–	92
	– Written options	–	129	(129)	–	128	(128)
		12,513	9,599	2,914	8,687	8,066	621
Exchange-traded	– Purchased options	4	–	4	4	–	4
		4	–	4	4	–	4
Total interest rate derivatives		12,517	9,599	2,918	8,691	8,066	625
Foreign exchange derivatives
Over-the-counter	– Forward contracts	6,655	6,358	297	5,152	5,711	(559)
	– Swap contracts	3,469	3,613	(144)	2,971	3,330	(359)
	– Purchased options	303	–	303	214	–	214
	– Written options	–	214	(214)	–	196	(196)
Total foreign exchange derivatives		10,427	10,185	242	8,337	9,237	(900)
Credit derivatives
Over-the-counter	– Credit default swap contracts – protection purchased	104	47	57	105	21	84
	– Credit default swap contracts – protection sold	2	100	(98)	–	107	(107)
Total credit derivatives		106	147	(41)	105	128	(23)
Equity derivatives
Over-the-counter		1,995	3,427	(1,432)	1,262	2,561	(1,299)
Exchange-traded		3,153	3,537	(384)	2,384	1,825	559
Total equity derivatives		5,148	6,964	(1,816)	3,646	4,386	(740)
Precious metal derivatives
Over-the-counter		283	366	(83)	287	167	120
Exchange-traded		–	–	–	69	45	24
Total precious metal derivatives		283	366	(83)	356	212	144
Other commodity derivatives
Over-the-counter		2,604	1,806	798	1,289	1,517	(228)
Exchange-traded		271	325	(54)	314	253	61
Total other commodity derivatives		2,875	2,131	744	1,603	1,770	(167)
Total held for trading		31,356	29,392	1,964	22,738	23,799	(1,061)
Held for ALM
Interest rate derivatives
Over-the-counter	– Forward rate agreements	–	1	(1)	2	1	1
	– Swap contracts	310	392	(82)	439	256	183
	– Purchased options	17	–	17	14	–	14
	– Written options	1	–	1	–	–	–
Total interest rate derivatives		328	393	(65)	455	257	198
Foreign exchange derivatives
Over-the-counter	– Forward contracts	14	14	–	31	28	3
	– Swap contracts	1,021	684	337	571	1,026	(455)
Total foreign exchange derivatives		1,035	698	337	602	1,054	(452)
Credit derivatives
Over-the-counter	– Credit default swap contracts – protection purchased	–	1	(1)	–	3	(3)
Total credit derivatives		–	1	(1)	–	3	(3)
Equity derivatives
Over-the-counter		8	24	(16)	100	–	100
Total equity derivatives		8	24	(16)	100	–	100
Other commodity derivatives
Over-the-counter		3	–	3	–	–	–
Total other commodity derivatives		3	–	3	–	–	–
Total held for ALM		1,374	1,116	258	1,157	1,314	(157)
Total fair value		32,730	30,508	2,222	23,895	25,113	(1,218)
Less: effect of netting		(19,347)	(19,347)	–	(14,572)	(14,572)	–
		$13,383	$ 11,161	$ 2,222	$9,323	$10,541	$(1,218)

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Assets and liabilities not carried on the consolidated balance sheet at fair value

The table below presents the fair values by level within the fair value hierarchy for those assets and liabilities in which fair value is not assumed to equal the carrying value:

	Level 1		Level 2		Level 3
	Quoted market price		Valuation technique – observable market inputs		Valuation technique – non-observable market inputs		Total 2020	Total 2019
$ millions, as at October 31	2020	2019	2020	2019	2020	2019
Financial assets
Amortized cost securities	$–	$–	$31,773	$20,242	$580	$524	$32,353	$20,766
Loans
Residential mortgages	–	–	–	–	222,857	208,633	222,857	208,633
Personal	–	–	–	–	41,452	43,120	41,452	43,120
Credit card	–	–	–	–	10,722	12,335	10,722	12,335
Business and government	–	–	–	–	110,449	103,978	110,449	103,978
Investment in equity-accounted associates (1)	10	9	–	–	83	76	93	85
Financial liabilities
Deposits
Personal	$–	$–	$52,648	$53,994	$1,282	$1,635	$53,930	$55,629
Business and government	–	–	132,016	123,144	2,302	2,508	134,318	125,652
Bank	–	–	10,048	6,113	–	–	10,048	6,113
Secured borrowings	–	–	38,275	36,049	1,720	2,959	39,995	39,008
Subordinated indebtedness	–	–	5,993	4,925	–	–	5,993	4,925

(1)	See Note 26 for details of our equity-accounted associates.

Financial instruments carried on the consolidated balance sheet at fair value

The table below presents the fair values of financial instruments by level within the fair value hierarchy:

	Level 1		Level 2		Level 3
	Quoted market price		Valuation technique – observable market inputs		Valuation technique – non-observable market inputs		Total 2020	Total 2019
$ millions, as at October 31	2020	2019	2020	2019	2020	2019
Financial assets
Deposits with banks	$–	$–	$948	$639	$–	$–	$948	$639
Securities mandatorily measured and designated at FVTPL
Government issued or guaranteed	3,917	2,372	25,091 (1)	19,306 (1)	–	–	29,008	21,678
Corporate equity	27,919	25,852	47	684	16	7	27,982	26,543
Corporate debt	–	–	3,525	3,760	25	23	3,550	3,783
Mortgage- and asset-backed	–	–	2,018 (2)	2,220 (2)	135	173	2,153	2,393
	31,836	28,224	30,681	25,970	176	203	62,693	54,397
Loans mandatorily measured at FVTPL
Business and government	–	–	23,022	20,351	626 (3)	831 (3)	23,648	21,182
Residential mortgages	–	–	63	60	–	–	63	60
	–	–	23,085	20,411	626	831	23,711	21,242
Debt securities measured at FVOCI
Government issued or guaranteed	3,912	2,369	41,269	35,460	–	–	45,181	37,829
Corporate debt	–	–	6,224	5,621	–	–	6,224	5,621
Mortgage- and asset-backed	–	–	2,563	2,746	–	–	2,563	2,746
	3,912	2,369	50,056	43,827	–	–	53,968	46,196
Equity securities designated at FVOCI
Corporate equity	41	45	304	266	240	291	585	602
	41	45	304	266	240	291	585	602
Securities purchased under resale agreements measured at FVTPL	–	–	7,505	5,198	–	–	7,505	5,198
Derivative instruments
Interest rate	4	4	12,793	9,086	48	56	12,845	9,146
Foreign exchange	–	–	11,462	8,939	–	–	11,462	8,939
Credit	–	–	8	1	98	104	106	105
Equity	3,153	2,383	1,791	1,111	212	252	5,156	3,746
Precious metal	–	–	283	356	–	–	283	356
Other commodity	271	383	2,607	1,220	–	–	2,878	1,603
	3,428	2,770	28,944	20,713	358	412	32,730	23,895
Total financial assets	$39,217	$33,408	$141,523	$117,024	$1,400	$1,737	$182,140	$152,169
Financial liabilities
Deposits and other liabilities (4)	$–	$–	$(13,176)	$(10,626)	$4	$(601)	$(13,172)	$(11,227)
Obligations related to securities sold short	(5,363)	(7,258)	(10,600)	(8,377)	–	–	(15,963)	(15,635)
Obligations related to securities sold under repurchase agreements	–	–	(17,036)	–	–	–	(17,036)	–
Derivative instruments
Interest rate	–	–	(9,964)	(8,322)	(28)	(1)	(9,992)	(8,323)
Foreign exchange	–	–	(10,883)	(10,291)	–	–	(10,883)	(10,291)
Credit	–	–	(41)	(19)	(107)	(112)	(148)	(131)
Equity	(3,537)	(1,824)	(3,288)	(2,407)	(163)	(155)	(6,988)	(4,386)
Precious metal	–	–	(366)	(212)	–	–	(366)	(212)
Other commodity	(325)	(300)	(1,806)	(1,470)	–	–	(2,131)	(1,770)
	(3,862)	(2,124)	(26,348)	(22,721)	(298)	(268)	(30,508)	(25,113)
Total financial liabilities	$(9,225)	$(9,382)	$(67,160)	$(41,724)	$(294)	$(869)	$(76,679)	$(51,975)

(1)	Includes $57 million related to securities designated at FVTPL (2019: $56 million).
(2)	Includes $60 million related to ABS designated at FVTPL (2019: $357 million).
(3)	Includes $357 million related to loans designated at FVTPL (2019: nil).
(4)

Comprises deposits designated at FVTPL of $13,419 million (2019: $10,458 million), net bifurcated embedded derivative assets of $389 million (2019: net bifurcated embedded derivative liabilities of $643 million), other liabilities designated at FVTPL of $9 million (2019: $12 million), and other financial liabilities measured at fair value of $133 million (2019: $114 million).

132	CIBC 2020 ANNUAL REPORT

Consolidated financial statements

Transfers between levels in the fair value hierarchy are deemed to have occurred at the beginning of the year in which the transfer occurred. Transfers between levels can occur as a result of additional or new information regarding valuation inputs and changes in their observability. During the year, we transferred $197 million of securities mandatorily measured at FVTPL (2019: $25 million) and $1,851 million of securities sold short (2019: $431 million) from Level 1 to Level 2, and nil of securities sold short (2019: $379 million) from Level 2 to Level 1 due to changes in the observability of the inputs used to value these securities. In addition, transfers between Level 2 and Level 3 were made during 2020 and 2019, primarily due to changes in the observability of certain market volatility inputs that were used in measuring the fair value of our embedded derivatives.

The following table presents the changes in fair value of financial assets and liabilities in Level 3. These instruments are measured at fair value utilizing non-observable market inputs. We often hedge positions with offsetting positions that may be classified in a different level. As a result, the gains and losses for assets and liabilities in the Level 3 category presented in the table below do not reflect the effect of offsetting gains and losses on the related hedging instruments that are classified in Level 1 and Level 2.

		Net gains (losses) included in income (1)
$ millions, for the year ended October 31	Opening balance	Realized (2)	Unrealized (2)(3)	Net unrealized gains (losses) included in OCI (4)	Transfer in to Level 3	Transfer out of Level 3	Purchases/ Issuances	Sales/ Settlements	Closing balance
2020
Securities mandatorily measured at FVTPL
Corporate equity	$7	$–	$(8)	$–	$7	$–	$10	$–	$16
Corporate debt	23	–	2	–	–	–	–	–	25
Mortgage- and asset-backed	173	–	–	–	–	–	118	(156)	135
Securities designated at FVTPL
Asset-backed	–	–	–	–	–	–	–	–	–
Loans mandatorily measured at FVTPL
Business and government	831	–	–	3	–	–	1,270	(1,478)	626
Debt securities measured at FVOCI
Government issued or guaranteed	–	–	–	–	–	–	–	–	–
Corporate debt	–	–	–	(3)	20	–	1	(18)	–
Mortgage- and asset-backed	–	–	–	–	–	–	–	–	–
Equity securities designated at FVOCI
Corporate equity	291	–	–	63	–	–	50	(164)	240
Derivative instruments
Interest rate	56	–	32	–	–	–	6	(46)	48
Credit	104	(7)	1	–	–	–	–	–	98
Equity	252	–	(40)	–	–	–	53	(53)	212
Total assets	$1,737	$(7)	$(13)	$63	$27	$–	$1,508	$(1,915)	$1,400
Deposits and other liabilities (5)	$(601)	$–	$512	$–	$(42)	$29	$(72)	$178	$4
Derivative instruments
Interest rate	(1)	–	(33)	–	–	–	–	6	(28)
Credit	(112)	7	(2)	–	–	–	–	–	(107)
Equity	(155)	–	14	–	–	–	(60)	38	(163)
Total liabilities	$(869)	$7	$491	$–	$(42)	$29	$(132)	$222	$(294)
2019
Securities mandatorily measured at FVTPL
Corporate equity	$6	$–	$1	$–	$–	$–	$–	$–	$7
Corporate debt	26	–	(3)	–	–	–	–	–	23
Mortgage- and asset-backed	319	–	1	–	–	–	74	(221)	173
Securities designated at FVTPL
Asset-backed	–	–	–	–	–	–	–	–	–
Loans mandatorily measured at FVTPL
Business and government	482	–	–	(1)	–	–	856	(506)	831
Debt securities measured at FVOCI
Government issued or guaranteed	–	–	–	–	–	–	–	–	–
Corporate debt	–	–	–	–	–	–	–	–	–
Mortgage- and asset-backed	–	–	–	–	–	–	–	–	–
Equity securities designated at FVOCI
Corporate equity	285	–	–	2	–	–	74	(70)	291
Derivative instruments
Interest rate	–	–	59	–	–	–	2	(5)	56
Credit	115	(9)	(2)	–	–	–	–	–	104
Equity	107	–	15	–	–	(24)	202	(48)	252
Total assets	$1,340	$(9)	$71	$1	$–	$(24)	$1,208	$(850)	$1,737
Deposits and other liabilities (5)	$(423)	$–	$(113)	$–	$(100)	$117	$(288)	$206	$(601)
Derivative instruments
Interest rate	(109)	–	132	–	–	–	–	(24)	(1)
Credit	(131)	9	3	–	–	–	–	7	(112)
Equity	(119)	–	(89)	–	–	77	(70)	46	(155)
Total liabilities	$(782)	$9	$(67)	$–	$(100)	$194	$(358)	$235	$(869)

(1)	Cumulative AOCI gains or losses related to equity securities designated at FVOCI are reclassified from AOCI to retained earnings at the time of disposal or derecognition.
(2)	Includes foreign currency gains and losses related to debt securities measured at FVOCI.
(3)	Comprises unrealized gains and losses relating to these assets and liabilities held at the end of the reporting year.
(4)	Foreign exchange translation on loans mandatorily measured at FVTPL held by foreign operations and denominated in the same currency as the foreign operations is included in OCI.
(5)

Includes deposits designated at FVTPL of $137 million (2019: $135 million) and net bifurcated embedded derivative assets of $141 million (2019: net bifurcated embedded derivative liabilities of $466 million).

CIBC 2020 ANNUAL REPORT	133

Consolidated financial statements

Quantitative information about significant non-observable inputs

Valuation techniques using one or more non-observable inputs are used for a number of financial instruments. The following table discloses the valuation techniques and quantitative information about the significant non-observable inputs used in Level 3 financial instruments:

						Range of inputs
$ millions, as at October 31	2020	Valuation techniques		Key non-observable inputs		Low		High
Securities mandatorily measured at FVTPL
Corporate equity	$16	Valuation multiple		Earnings multiple		12.2		12.2
Corporate debt	25	Discounted cash flow		Discount rate		7.5%		7.5%
Mortgage- and asset-backed	135	Discounted cash flow		Credit spread		1.4%		2.0%
		Market proxy or direct broker quote		Market proxy or direct broker quote		0.5		0.5
Equity securities designated at FVOCI
Corporate equity
Limited partnerships and private companies	240	Adjusted net asset value	(1)	Net asset value	(3)	n/a		n/a
		Proxy share price		Proxy share price	(3)	n/a		n/a
Loans mandatorily measured at FVTPL
Business and government	626	Discounted cash flow		Credit spread		0.6%		2.1%
Derivative instruments
Interest rate	48	Proprietary model	(2)	n/a		n/a		n/a
		Option model		Market volatility		17.1%		97.3%
Credit	98	Market proxy or direct broker quote		Market proxy or direct broker quote		0.0%		20.5%
Equity	212	Option model		Market correlation		35.0%		96.0%
Total assets	$1,400
Deposits and other liabilities	$4	Option model		Market volatility		10.0%		87.0%
				Market correlation		(60.0	) %	100.0%
Derivative instruments
Interest rate	(28)	Proprietary model	(2)	n/a		n/a		n/a
		Option model		Market volatility		17.1%		97.3%
Credit	(107)	Market proxy or direct broker quote		Market proxy or direct broker quote		0.0%		20.5%
Equity	(163)	Option model		Market correlation		13.0%		98.0%
Total liabilities	$(294)

(1)

Adjusted net asset value is determined using reported net asset values obtained from the fund manager or general partner of the limited partnership or the limited liability company and may be adjusted for current market levels where appropriate.

(2)	Using valuation techniques that we consider to be non-observable.
(3)	The range of NAV price or proxy share price has not been disclosed due to the wide range and diverse nature of the investments.
n/a	Not applicable.

Sensitivity of Level 3 financial assets and liabilities

The following section describes the significant non-observable inputs identified in the table above, the interrelationships between those inputs, where applicable, and the change in fair value if changing one or more of the non-observable inputs within a reasonably possible range would impact the fair value significantly.

The fair value of our limited partnerships is determined based on the net asset value provided by the fund managers, adjusted as appropriate. The fair value of limited partnerships is sensitive to changes in the net asset value, and by adjusting the net asset value within a reasonably possible range, the aggregate fair value of our limited partnerships would increase or decrease by $63 million (2019: $34 million).

While our standalone derivatives are recorded as derivative assets or derivative liabilities, our derivatives embedded in our structured note deposit liabilities or deposit liabilities designated at FVTPL are recorded within deposits and other liabilities. The determination of the fair value of certain Level 3 embedded derivatives and certain standalone derivatives requires significant assumptions and judgment to be applied to both the inputs and the valuation techniques employed. These derivatives are sensitive to long-dated market volatility and correlation inputs, which we consider to be non-observable. Market volatility is a measure of the anticipated future variability of a market price and is an important input for pricing options, which are inherent in many of our Level 3 derivatives. A higher market volatility generally results in a higher option price, with all else held constant, due to the higher probability of obtaining a greater return from the option, and results in an increase in the fair value of our Level 3 derivatives. Correlation inputs are used to value those derivatives where the payout is dependent upon more than one market price. For example, the payout of an equity basket option is based upon the performance of a basket of stocks, and the interrelationships between the price movements of those stocks. A positive correlation implies that two inputs tend to change the fair value in the same direction, while a negative correlation implies that two inputs tend to change the fair value in the opposite direction. Changes in market correlation could result in an increase or a decrease in the fair value of our Level 3 derivatives and embedded derivatives. By adjusting the non-observable inputs by reasonably alternative amounts, the fair value of our net Level 3 standalone derivatives and embedded derivatives would increase by $84 million or decrease by $74 million (2019: increase by $45 million or decrease by $33 million).

134	CIBC 2020 ANNUAL REPORT

Consolidated financial statements

Financial instruments designated at FVTPL

Financial assets designated at FVTPL include certain debt securities and loans that were designated at FVTPL on the basis of being managed together with derivatives to eliminate or significantly reduce financial risks.

Deposits and other liabilities designated at FVTPL include:

•

Certain business and government deposit liabilities, certain secured borrowings and certain obligations related to securities sold under repurchase agreements that are economically hedged with derivatives and other financial instruments, and certain financial liabilities that have one or more embedded derivatives that significantly modify the cash flows of the host liability but are not bifurcated from the host instrument; and

•	Our mortgage commitments to retail clients to provide mortgages at fixed rates that are economically hedged with derivatives and other financial instruments.

The carrying value of our securities designated at FVTPL represents our maximum exposure to credit risk related to these assets designated at FVTPL. The change in fair value attributable to change in credit risk of these assets designated at FVTPL during the year is insignificant (2019: insignificant). The fair value of a liability designated at FVTPL reflects the credit risk relating to that liability. For those liabilities designated at FVTPL for which we believe changes in our credit risk would impact the fair value from the note holders’ perspective, the related fair value changes were recognized in OCI. Changes in fair value attributable to changes in our own credit are measured as the difference between: (i) the period-over-period change in the present value of the expected cash flows using a discount curve adjusted for our own credit; and (ii) the period-over-period change in the present value of the same expected cash flows using a discount curve based on the benchmark curve adjusted for our own credit as implied at inception of the liability designated at FVTPL. The pre-tax impact of changes in CIBC’s own credit risk on our liabilities designated at FVTPL was losses of $76 million for the year and losses of $55 million cumulatively (2019: gains of $39 million for the year and gains of $21 million cumulatively). A net gain of $60 million, net of hedges, was realized for assets designated at FVTPL and liabilities designated at FVTPL, which is included in the consolidated statement of income under Gains (losses) from financial instruments measured/designated at FVTPL, net (2019: a net loss of $32 million).

The estimated contractual amount payable at maturity of deposits designated at FVTPL, which is based on the par value and the intrinsic value of the applicable embedded derivatives, is $786 million higher (2019: $283 million higher) than its fair value. The intrinsic value of the embedded derivatives reflects the structured payoff of certain FVO deposit liabilities, which we hedge economically with derivatives and other FVTPL financial instruments.

Note 4	Significant transactions

2020

Sale of FirstCaribbean International Bank Limited

On November 8, 2019, we announced that we had entered into a definitive agreement to sell 66.73% of the outstanding shares of CIBC FirstCaribbean to GNB Financial Group Limited (GNB) for total consideration of approximately US$797 million, comprised of approximately US$200 million in cash and secured financing provided by CIBC for the remainder, subject to closing adjustments to reflect certain changes in CIBC FirstCaribbean’s book value. The closing of this transaction would result in CIBC retaining a 24.9% minority interest in CIBC FirstCaribbean, which would be accounted for as an investment in associate using the equity method.

In the fourth quarter of 2019, we recognized a goodwill impairment charge of $135 million as a result of the valuation implied from the definitive agreement with GNB. Commencing in the first quarter of 2020, the assets and liabilities of CIBC FirstCaribbean were treated as held for sale, and measured at the lower of their aggregate carrying amount and fair value less costs to sell, on the basis that the transaction was highly probable to close in 2020 subject to regulatory approvals. In the second quarter of 2020, we recognized an additional goodwill impairment charge of $28 million based on the estimated impact of the COVID-19 pandemic on the recoverable value of the 24.9% interest in CIBC FirstCaribbean that we expected to retain.

As a result of the lengthy regulatory review process, the worsening impact of the COVID-19 pandemic on the Caribbean economy and our revised expectations regarding the likelihood and timing of closing of a potential transaction, we concluded in the fourth quarter of 2020 that held for sale accounting is no longer appropriate. As a result, we were required to assess the recoverable amount of the remaining goodwill based on current market conditions rather than the definitive agreement with GNB. This assessment reflected revised expectations concerning the impact of the COVID-19 pandemic and led to the recognition of an additional goodwill impairment charge of $220 million. While we discontinued the application of held for sale accounting, we continue to pursue the transaction and the regulatory review process.

For additional information, see Note 9.

CIBC 2020 ANNUAL REPORT	135

Consolidated financial statements

2019

Acquisition of Cleary Gull

On September 9, 2019, we completed the acquisition of substantially all of the assets and operations of Cleary Gull Inc. (Cleary Gull), a Milwaukee-based boutique investment banking firm specializing in middle-market mergers and acquisitions, private capital placement and debt advisory across the U.S. Goodwill and intangible assets of $16 million were recognized as a result of the acquisition. The results of the acquired business have been consolidated from the date of close and are included in our Capital Markets SBU.

Acquisition of Lowenhaupt Global Advisors

On September 1, 2019, we completed the acquisition of substantially all of the assets and operations of Lowenhaupt Global Advisors, LLC (LGA), a wealth advisory firm in St. Louis and New York that provides independent advice on family wealth transfer, taxation, investment portfolio allocation and business structuring. Goodwill and intangible assets of $14 million were recognized as a result of the acquisition. The results of the acquired business have been consolidated from the date of close and are included in our U.S. Commercial Banking and Wealth Management SBU.

Finalization of arrangement with Air Canada

Air Canada’s acquisition of the Aeroplan loyalty business from Aimia Inc. closed on January 10, 2019. We now offer credit cards under Air Canada’s new loyalty program, which launched in November 2020. This program allows CIBC’s Aeroplan cardholders to transfer their existing Aeroplan Miles to Air Canada’s new Aeroplan loyalty program.

To secure our participation in Air Canada’s new Aeroplan loyalty program for a period of 10 years, we paid Air Canada $200 million plus applicable sales tax, which we recognized as an expense in the first quarter of 2019. In addition, we made a payment of $92 million plus applicable sales tax in the first quarter of 2019 as a prepayment to be applied towards future monthly payments in respect of Aeroplan Miles over a 10-year period.

Note 5	Securities

Securities

$ millions, as at October 31	2020	2019
Debt securities measured at FVOCI	$53,968	$46,196
Equity securities designated at FVOCI	585	602
Securities measured at amortized cost (1)	31,800	20,115
Securities mandatorily measured and designated at FVTPL	62,693	54,397
	$149,046	$121,310

(1)

During the year, $47 million of amortized cost debt securities were disposed of shortly before their maturity resulting in a realized gain of $2 million (2019: a realized loss of less than $1 million).

136	CIBC 2020 ANNUAL REPORT

Consolidated financial statements

	Residual term to contractual maturity
$ millions, as at October 31	Within 1 year		1 to 5 years		5 to 10 years		Over 10 years		No specific maturity			2020 Total		2019 Total
	Carrying value	Yield (1)	Carrying value	Yield (1)	Carrying value	Yield (1)	Carrying value	Yield (1)	Carrying value	Yield (1)	Carrying value	Yield (1)	Carrying value	Yield (1)
Debt securities measured at FVOCI
Securities issued or guaranteed by:
Canadian federal government	$1,361	0.5%	$9,745	0.6%	$303	0.7%	$–	–%	$–	–%	$11,409	0.6%	$10,851	1.7%
Other Canadian governments	330	0.4	10,853	0.9	4,132	1.2	–	–	–	–	15,315	1.0	12,271	1.9
U.S. Treasury and agencies	7,290	0.5	5,306	0.9	–	–	–	–	–	–	12,596	0.7	9,371	2.0
Other foreign governments	3,060	0.6	2,553	0.6	163	5.2	85	5.1	–	–	5,861	0.8	5,336	2.5
Mortgage-backed securities (2)	81	0.2	536	1.0	181	2.4	1,570	1.4	–	–	2,368	1.4	2,699	2.4
Asset-backed securities	–	–	–	–	66	2.2	129	1.6	–	–	195	1.8	47	2.4
Corporate debt	2,211	0.6	4,009	0.7	4	2.4	–	–	–	–	6,224	0.7	5,621	2.4
	$14,333		$33,002		$4,849		$1,784		$–		$53,968		$46,196
Equity securities designated at FVOCI
Corporate public equity	$–	–	$–	–	$–	–	$–	–	$42	n/m	$42	n/m	$46	n/m
Corporate private equity	–	–	–	–	–	–	–	–	543	n/m	543	n/m	556	n/m
	$–		$–		$–		$–		$585		$585		$602
Securities measured at amortized cost
Securities issued or guaranteed by:
Canadian federal government	$133		$619		$38		$–		$–		$790		$582
Other Canadian governments	452		4,518		6,102		–		–		11,072		6,748
U.S. Treasury and agencies	551		9,551		866		–		–		10,968		5,927
Other foreign governments	92		42		36		381		–		551		660
Mortgage-backed securities (3)	259		1,684		926		1,085		–		3,954		3,616
Asset-backed securities	–		234		396		32		–		662		463
Corporate debt	232		3,432		139		–		–		3,803		2,119
	$1,719		$20,080		$8,503		$1,498		$–		$31,800		$20,115
Securities mandatorily measured and designated at FVTPL
Securities issued or guaranteed by:
Canadian federal government	$3,996		$4,073		$1,085		$2,501		$–		$11,655		$7,203
Other Canadian governments	1,037		1,784		869		6,093		–		9,783		8,262
U.S. Treasury and agencies	269		2,504		2,177		646		–		5,596		5,074
Other foreign governments	1,230		683		29		32		–		1,974		1,139
Mortgage-backed securities (4)	108		1,326		141		7		–		1,582		1,175
Asset-backed securities	143		102		76		250		–		571		1,218
Corporate debt	882		1,920		568		180		–		3,550		3,783
	$7,665		$12,392		$4,945		$9,709		$–		$34,711		$27,854
Corporate public equity	–		–		–		–		27,982		27,982		26,523
Corporate private equity	–		–		–		–		–		–		20
	$–		$–		$–		$–		$27,982		$27,982		$26,543

Total securities (5)	$23,717		$65,474		$18,297		$12,991		$28,567		$149,046		$121,310

(1)	Represents the weighted-average yield, which is determined by applying the weighted average of the yields of individual fixed income securities.
(2)

Includes securities backed by mortgages insured by the Canada Mortgage and Housing Corporation (CMHC), with amortized cost of $410 million (2019: $232 million) and fair value of $413 million (2019: $232 million); securities issued by Federal National Mortgage Association (Fannie Mae), with amortized cost of $888 million (2019: $1,127 million) and fair value of $918 million (2019: $1,136 million); securities issued by Federal Home Loan Mortgage Corporation (Freddie Mac), with amortized cost of $367 million (2019: $487 million) and fair value of $380 million (2019: $492 million); and securities issued by Government National Mortgage Association, a U.S. government corporation (Ginnie Mae), with amortized cost of $655 million (2019: $841 million) and fair value of $657 million (2019: $839 million).

(3)

Includes securities backed by mortgage insured by the CMHC with amortized cost of $609 million (2019: $858 million) and fair value of $610 million (2019: $859 million); securities issued by Fannie Mae, with amortized cost of $1,165 million (2019: $1,037 million) and fair value of $1,197 million (2019: $1,048 million); securities issued by Freddie Mac, with amortized cost of $2,008 million (2019: $1,610 million) and fair value of $2,091 million (2019: $1,651 million); and securities issued by Ginnie Mae, with amortized cost of $69 million (2019: $98 million) and fair value of $71 million (2019: $99 million).

(4)	Includes securities backed by mortgages insured by the CMHC of $1,547 million (2019: $1,135 million).
(5)

Includes securities denominated in U.S. dollars with carrying value of $68.4 billion (2019: $54.4 billion) and securities denominated in other foreign currencies with carrying value of $2,616 million (2019: $1,813 million).

n/m	Not meaningful.

Fair value of debt securities measured and equity securities designated at FVOCI

$ millions, as at October 31				2020				2019
	Cost/ Amortized cost (1)	Gross unrealized gains	Gross unrealized losses	Fair value	Cost/ Amortized cost (1)	Gross unrealized gains	Gross unrealized losses	Fair value
Securities issued or guaranteed by:
Canadian federal government	$11,379	$32	$(2)	$11,409	$10,842	$12	$(3)	$10,851
Other Canadian governments	15,187	128	–	15,315	12,252	22	(3)	12,271
U.S. Treasury and agencies	12,533	63	–	12,596	9,353	25	(7)	9,371
Other foreign governments	5,825	38	(2)	5,861	5,318	25	(7)	5,336
Mortgage-backed securities	2,320	49	(1)	2,368	2,688	15	(4)	2,699
Asset-backed securities	197	–	(2)	195	47	–	–	47
Corporate debt	6,194	31	(1)	6,224	5,608	16	(3)	5,621
	53,635	341	(8)	53,968	46,108	115	(27)	46,196
Corporate public equity (2)	30	15	(3)	42	40	15	(9)	46
Corporate private equity	546	43	(46)	543	493	85	(22)	556
	576	58	(49)	585	533	100	(31)	602
	$54,211	$399	$ (57)	$54,553	$46,641	$215	$(58)	$46,798

(1)	Net of allowance for credit losses for debt securities measured at FVOCI of $22 million (2019: $23 million).
(2)	Includes restricted stock.

CIBC 2020 ANNUAL REPORT	137

Consolidated financial statements

Fair value of equity securities designated at FVOCI that were disposed of during the year was $88 million (2019: $20 million). Net realized cumulative after-tax gains of $93 million for the year (2019: $18 million) resulting from dispositions of equity securities designated at FVOCI and return on capital distributions from limited partnerships designated at FVOCI were reclassified from AOCI to retained earnings.

Dividend income recognized on equity securities designated at FVOCI that were still held as at October 31, 2020 was $5 million (2019: $9 million). Dividend income recognized on equity securities designated at FVOCI that were disposed of during the year was $2 million (2019: nil).

The table below presents profit or loss recognized on FVOCI securities:

$ millions, for the year ended October 31	2020	2019	2018
Realized gains	$30	$40	$56
Realized losses	(1)	(2)	(13)
Provision for credit losses on debt securities	(8)	(3)	(78)
	$21	$35	$(35)

Allowance for credit losses

The following table provides a reconciliation of the opening balance to the closing balance of the ECL allowance for debt securities measured at FVOCI:

		Stage 1	Stage 2	Stage 3
$ millions, as at or for the year ended October 31		Collective provision 12-month ECL performing	Collective provision lifetime ECL performing	Collective and individual provision lifetime ECL credit-impaired		Total
2020	Debt securities measured at FVOCI
	Balance at beginning of year	$14	$3	$6		$23
	Provision for (reversal of) credit losses (1)(2)	5	2	1		8
	Write-offs	–	–	–		–
	Other	(1)	(1)	(7	) (3)	(9)
	Balance at end of year	$18	$4	$–		$22
2019	Debt securities measured at FVOCI
	Balance at beginning of year	$15	$3	$5		$23
	Provision for (reversal of) credit losses (1)	–	–	4		4
	Write-offs	–	–	(4)		(4)
	Other	(1)	–	1		–
	Balance at end of year	$14	$3	$6		$23

(1)	Included in the gains (losses) from debt securities measured at FVOCI and amortized cost, net on our consolidated statement of income.
(2)

Excludes stage 3 provisions for credit loss of $14 million for originated credit-impaired amortized cost securities that are recognized in the gains (losses) from debt securities measured at FVOCI and amortized cost, net on our consolidated statement of income.

(3)

Includes ECL of $8 million relating to Barbados U.S. dollar denominated securities that were derecognized in the third quarter of 2020 as a result of a U.S. dollar denominated debt restructuring agreement completed with the Government of Barbados.

Note 6	Loans(1)(2)

$ millions, as at October 31					2020					2019
	Gross amount	Stage 3 allowance	Stages 1 and 2 allowance	Total allowance (3)	Net total	Gross amount	Stage 3 allowance	Stages 1 and 2 allowance	Total allowance (3)	Net total
Residential mortgages (4)	$221,165	$151	$212	$363	$220,802	$208,652	$140	$71	$211	$208,441
Personal	42,222	113	719	832	41,390	43,651	128	425	553	43,098
Credit card	11,389	–	667	667	10,722	12,755	–	420	420	12,335
Business and government (4)	135,546	650	1,028	1,678	133,868	125,798	376	355	731	125,067
	$410,322	$914	$2,626	$3,540	$406,782	$390,856	$644	$1,271	$1,915	$388,941

(1)	Loans are net of unearned income of $530 million (2019: $469 million).
(2)	Includes gross loans of $76.6 billion (2019: $69.5 billion) denominated in U.S. dollars and $8.4 billion (2019: $6.7 billion) denominated in other foreign currencies.
(3)	Includes ECL allowances for customers’ liability under acceptances.
(4)	Includes $63 million of residential mortgages (2019: $60 million) and $23,291 million of business and government loans (2019: $21,182 million) that are measured at FVTPL.

138	CIBC 2020 ANNUAL REPORT

Consolidated financial statements

Allowance for credit losses

The following table provides a reconciliation of the opening balance to the closing balance of the ECL allowance:

$ millions, as at or for the year ended October 31	2020
	Stage 1	Stage 2	Stage 3
	Collective provision 12-month ECL performing	Collective provision lifetime ECL performing	Collective and individual provision lifetime ECL credit-impaired (1)	Total
Residential mortgages
Balance at beginning of year	$28	$43	$140	$211
Originations net of repayments and other derecognitions	9	(12)	(17)	(20)
Changes in model	(3)	30	–	27
Net remeasurement (2)	(21)	123	73	175
Transfers (2)
– to 12-month ECL	61	(51)	(10)	–
– to lifetime ECL performing	(23)	39	(16)	–
– to lifetime ECL credit-impaired	–	(10)	10	–
Provision for (reversal of) credit losses (3)	23	119	40	182
Write-offs (4)	–	–	(16)	(16)
Recoveries	–	–	6	6
Interest income on impaired loans	–	–	(19)	(19)
Foreign exchange and other	–	(1)	–	(1)
Balance at end of year	$51	$161	$151	$363
Personal
Balance at beginning of year	$174	$271	$128	$573
Originations net of repayments and other derecognitions	37	(51)	(12)	(26)
Changes in model	(13)	181	–	168
Net remeasurement (2)	(186)	378	247	439
Transfers (2)
– to 12-month ECL	300	(292)	(8)	–
– to lifetime ECL performing	(108)	126	(18)	–
– to lifetime ECL credit-impaired	–	(67)	67	–
Provision for (reversal of) credit losses (3)	30	275	276	581
Write-offs (4)	–	–	(353)	(353)
Recoveries	–	–	66	66
Interest income on impaired loans	–	–	(5)	(5)
Foreign exchange and other	–	–	1	1
Balance at end of year	$204	$546	$113	$863
Credit card
Balance at beginning of year	$145	$340	$–	$485
Originations net of repayments and other derecognitions	(3)	(69)	–	(72)
Changes in model	(6)	59	–	53
Net remeasurement (2)	(223)	674	89	540
Transfers (2)
– to 12-month ECL	281	(281)	–	–
– to lifetime ECL performing	(58)	58	–	–
– to lifetime ECL credit-impaired	–	(209)	209	–
Provision for (reversal of) credit losses (3)	(9)	232	298	521
Write-offs (4)	–	–	(409)	(409)
Recoveries	–	–	111	111
Interest income on impaired loans	–	–	–	–
Foreign exchange and other	–	–	–	–
Balance at end of year	$136	$572	$–	$708
Business and government
Balance at beginning of year	$239	$158	$378	$775
Originations net of repayments and other derecognitions	51	(45)	(20)	(14)
Changes in model	14	(1)	(1)	12
Net remeasurement (2)	264	594	349	1,207
Transfers (2)
– to 12-month ECL	113	(103)	(10)	–
– to lifetime ECL performing	(201)	210	(9)	–
– to lifetime ECL credit-impaired	(21)	(121)	142	–
Provision for (reversal of) credit losses (3)	220	534	451	1,205
Write-offs (4)	–	–	(157)	(157)
Recoveries	–	–	9	9
Interest income on impaired loans	–	–	(21)	(21)
Foreign exchange and other	(6)	(9)	(8)	(23)
Balance at end of year	$453	$683	$652	$1,788
Total ECL allowance (5)	$844	$1,962	$916	$3,722
Comprises:
Loans	$735	$1,891	$914	$3,540
Undrawn credit facilities and other off-balance sheet exposures (6)	109	71	2	182

(1)	Includes the ECL allowance for purchased credit-impaired loans from the acquisition of The PrivateBank.
(2)

Transfers represent stage movements of prior period ECL allowances to the current period stage classification. Net remeasurement represents the current period change in ECL allowances for transfers, net write-offs, changes in forecasts of forward-looking information, parameter updates, and partial repayments in the period.

(3)

Provision for (reversal of) credit losses for loans and undrawn credit facilities and other off-balance sheet exposures is presented as Provision for (reversal of) credit losses on our consolidated statement of income.

(4)

We generally continue to pursue collection on the amounts that were written off. The degree of collection efforts varies from one jurisdiction to another, depending on the local regulations and original agreements with customers.

(5)

See Note 5 for the ECL allowance on debt securities measured at FVOCI. The table above excludes the ECL allowance on debt securities classified at amortized cost of $16 million as at October 31, 2020 (2019: $2 million), $14 million of which was stage 3 ECL allowance on originated credit-impaired amortized cost debt securities (2019: nil). The ECL allowances for other financial assets classified at amortized cost were immaterial as at October 31, 2020 and were excluded from the table above. Financial assets other than loans that are classified at amortized cost are presented on our consolidated balance sheet net of ECL allowances.

(6)	Included in Other liabilities on our consolidated balance sheet.

CIBC 2020 ANNUAL REPORT	139

Consolidated financial statements

$ millions, as at or for the year ended October 31	2019
	Stage 1	Stage 2	Stage 3
	Collective provision 12-month ECL performing	Collective provision lifetime ECL performing	Collective and individual provision lifetime ECL credit-impaired (1)	Total
Residential mortgages
Balance at beginning of year	$27	$44	$143	$214
Originations net of repayments and other derecognitions	4	(11)	(23)	(30)
Changes in model	(2)	(6)	(5)	(13)
Net remeasurement (2)	(41)	32	94	85
Transfers (2)
– to 12-month ECL	42	(30)	(12)	–
– to lifetime ECL performing	(3)	22	(19)	–
– to lifetime ECL credit-impaired	–	(7)	7	–
Provision for (reversal of) credit losses (3)	–	–	42	42
Write-offs (4)	–	–	(29)	(29)
Recoveries	–	–	2	2
Interest income on impaired loans	–	–	(17)	(17)
Foreign exchange and other	1	(1)	(1)	(1)
Balance at end of year	$28	$43	$140	$211
Personal
Balance at beginning of year	$190	$199	$109	$498
Originations net of repayments and other derecognitions	45	(50)	–	(5)
Changes in model	(14)	30	–	16
Net remeasurement (2)	(194)	283	309	398
Transfers (2)
– to 12-month ECL	183	(179)	(4)	–
– to lifetime ECL performing	(37)	51	(14)	–
– to lifetime ECL credit-impaired	–	(63)	63	–
Provision for (reversal of) credit losses (3)	(17)	72	354	409
Write-offs (4)	–	–	(395)	(395)
Recoveries	–	–	62	62
Interest income on impaired loans	–	–	(5)	(5)
Foreign exchange and other	1	–	3	4
Balance at end of year	$174	$271	$128	$573
Credit card
Balance at beginning of year	$102	$370	$–	$472
Originations net of repayments and other derecognitions	–	(50)	–	(50)
Changes in model	36	(48)	–	(12)
Net remeasurement (2)	(190)	477	184	471
Transfers (2)
– to 12-month ECL	229	(229)	–	–
– to lifetime ECL performing	(33)	33	–	–
– to lifetime ECL credit-impaired	–	(215)	215	–
Provision for (reversal of) credit losses (3)	42	(32)	399	409
Write-offs (4)	–	–	(516)	(516)
Recoveries	–	–	117	117
Interest income on impaired loans	–	–	–	–
Foreign exchange and other	1	2	–	3
Balance at end of year	$145	$340	$–	$485
Business and government
Balance at beginning of year	$180	$147	$230	$557
Originations net of repayments and other derecognitions	32	(19)	(21)	(8)
Changes in model	–	1	3	4
Net remeasurement (2)	(17)	97	350	430
Transfers (2)
– to 12-month ECL	71	(64)	(7)	–
– to lifetime ECL performing	(21)	25	(4)	–
– to lifetime ECL credit-impaired	(2)	(29)	31	–
Provision for (reversal of) credit losses (3)	63	11	352	426
Write-offs (4)	–	–	(190)	(190)
Recoveries	–	–	13	13
Interest income on impaired loans	–	–	(18)	(18)
Foreign exchange and other	(4)	–	(9)	(13)
Balance at end of year	$239	$158	$378	$775
Total ECL allowance (5)	$586	$812	$646	$2,044
Comprises:
Loans	$526	$745	$644	$1,915
Undrawn credit facilities and other off-balance sheet exposures (6)	60	67	2	129

(1)	Includes the ECL allowance for purchased credit-impaired loans from the acquisition of The PrivateBank.
(2)

Transfers represent stage movements of prior period ECL allowances to the current period stage classification. Net remeasurement represents the current period change in ECL allowances for transfers, net write-offs, changes in forecasts of forward-looking information, parameter updates, and partial repayments in the period.

(3)

Provision for (reversal of) credit losses for loans and undrawn credit facilities and other off-balance sheet exposures is presented as Provision for (reversal of) credit losses on our consolidated statement of income.

(4)

We generally continue to pursue collection on the amounts that were written off. The degree of collection efforts varies from one jurisdiction to another, depending on the local regulations and original agreements with customers.

(5)

See Note 5 for the ECL allowance on debt securities measured at FVOCI. The table above excludes the ECL allowance on debt securities classified at amortized cost of $2 million as at October 31, 2019. The ECL allowances for other financial assets classified at amortized cost were immaterial as at October 31, 2019 and were excluded from the table above. Financial assets other than loans that are classified at amortized cost are presented on our consolidated balance sheet net of ECL allowances.

(6)	Included in Other liabilities on our consolidated balance sheet.

140	CIBC 2020 ANNUAL REPORT

Consolidated financial statements

Inputs, assumptions and model techniques

Our ECL allowances are estimated using complex models that incorporate inputs, assumptions and model techniques that involve a high degree of management judgment. In particular, the following ECL elements are subject to a high level of judgment that can have a significant impact on the level of ECL allowances provided:

•	Determining when a significant increase in credit risk (SICR) of a loan has occurred;
•	Measuring both 12-month and lifetime credit losses; and
•	Forecasting forward-looking information for multiple scenarios and determining the probability weighting of the scenarios driven by the changes in the macroeconomic environment.

In addition, the interrelationship between these elements is also subject to a high degree of judgment which can also have a significant impact on the level of ECL recognized.

The uncertainties inherent in the COVID-19 pandemic have increased the level of judgment applied in respect of all these elements as discussed below. Actual credit losses could differ materially from those reflected in our estimates.

Determining when a significant increase in credit risk has occurred

The determination of whether a loan has experienced a SICR has a significant impact on the level of ECL allowance as loans that are in stage 1 are measured at 12-month ECL, while loans in stage 2 are measured at lifetime ECL. Migration of loans between stage 1 and stage 2 can cause significant volatility in the amount of the recognized ECL allowances and the provision for credit losses in a particular period.

For the majority of our retail loan portfolios, we determine a SICR based on relative changes in the loan’s lifetime PD since its initial recognition. The PDs used for this purpose are the expected value of our upside, downside and base case lifetime PDs. Significant judgment is involved in determining the upside, downside and base case lifetime PDs through the incorporation of forward-looking information into long-run PDs, in determining the probability weightings of the scenarios, and in determining the relative changes in PDs that are indicative of a SICR for our various retail products. Increases in the expected PDs or decreases in the thresholds for changes in PDs that are indicative of a SICR can cause significant migration of loans from stage 1 to stage 2, which in turn can cause a significant increase in the amount of ECL allowances recognized. In contrast, decreases in the expected PDs or increases in the thresholds for changes in PDs that are indicative of a SICR can cause significant migration of loans from stage 2 to stage 1.

For the majority of our business and government loan portfolios, we determine a SICR based on relative changes in internal risk ratings since initial recognition. Significant judgment is involved in the determination of the internal risk ratings. Deterioration or improvement in the risk ratings or adjustments to the risk rating downgrade thresholds used to determine a SICR can cause significant migration of loans and securities between stage 1 and stage 2, which in turn can have a significant impact on the amount of ECL allowances recognized. While potentially significant to the level of ECL allowances recognized, the thresholds for changes in PDs that are indicative of a SICR for our retail portfolios and the risk rating downgrade thresholds used to determine a SICR for our business and government loan portfolios are not expected to change frequently.

All loans on which repayment of principal or payment of interest is contractually 30 days in arrears and all business and government loans that have migrated to the watch list are normally automatically migrated to stage 2 from stage 1.

As at October 31, 2020, if the ECL for the stage 2 performing loans were measured using stage 1 ECL as opposed to lifetime ECL, the expected credit losses would be $743 million lower than the total recognized IFRS 9 ECL on performing loans (2019: $305 million).

Impact of the COVID-19 pandemic

The determination of whether a SICR has occurred in the COVID-19 pandemic required a heightened application of judgment in a number of areas, including with respect to the evaluation of the evolving macroeconomic environment, the various client relief programs we have provided to our clients and the unprecedented level of government support being provided to individuals and businesses.

Consistent with guidance issued by the IASB, interest or principal deferments pursuant to various relief programs provided to both our retail and business and government clients have not automatically resulted in a SICR that would trigger migration to stage 2 by reason only that a deferral under the program was granted. However, the inclusion of a loan in a relief program did not preclude its migration to stage 2 if we determined that there was a SICR based on our assessment of the changes in the risk of a default occurring over the expected life of a loan.

For retail clients and consistent with our past practice, SICR was determined based on an evaluation of the relative increase in lifetime PDs using forward-looking indicators reflective of our expectations. However, we applied judgment in the degree that our forecasts of certain forward-looking indicators, including unemployment, should cause a SICR in light of the level of government support provided.

For the majority of our business and government clients, we continued to utilize risk ratings as the primary determinant of a SICR. We applied judgment in the determination of the industries most impacted by the COVID-19 pandemic and assessed the associated impact on risk ratings after considering the benefit of government support.

Measuring both 12-month and lifetime expected credit losses

Our ECL models leverage the PD, LGD, and EAD parameters, as well as the portfolio segmentation used to calculate Basel expected loss regulatory adjustments for the portion of our retail and business and government portfolios under the advanced internal ratings-based (AIRB) approach. Adjustments are made to the Basel parameters to meet IFRS 9 requirements, including the conversion of through-the-cycle and downturn parameters used in the Basel regulatory calculations to point-in-time parameters used under IFRS 9 that consider forward-looking information. For standardized business and government portfolios, available long-run PDs, LGDs and EADs are also converted to point-in-time parameters through the incorporation of forward-looking information for the purpose of measuring ECL under IFRS 9.

Significant judgment is involved in determining which forward-looking information variables are relevant for particular portfolios and in determining the extent by which through-the-cycle parameters should be adjusted for forward-looking information to determine point-in-time parameters. While changes in the set of forward-looking information variables used to convert through-the-cycle PDs, LGDs and EADs into point-in-time parameters can either increase or decrease ECL allowances in a particular period, changes to the mapping of forward-looking information variables to particular portfolios are expected to be infrequent. However, changes in the particular forward-looking information parameters used to quantify point-in-time parameters will be frequent as our forecasts are updated on a quarterly basis. Increases in the level of pessimism in the forward-looking information variables will cause increases in ECL, while increases in the level of optimism in the forward-looking information variables will cause decreases in ECL. These increases and decreases could be significant in any particular period and will start to occur in the period where our outlook of the future changes.

CIBC 2020 ANNUAL REPORT	141

Consolidated financial statements

With respect to the lifetime of a financial instrument, the maximum period considered when measuring ECL is the maximum contractual period over which we are exposed to credit risk. For revolving facilities, such as credit cards, the lifetime of a credit card account is the expected behavioural life. Significant judgment is involved in the estimate of the expected behavioural life. Increases in the expected behavioural life will increase the amount of ECL allowances, in particular for revolving loans in stage 2.

Impact of the COVID-19 pandemic

The measurement of ECL in the COVID-19 pandemic required a heightened application of judgment in a number of areas, including with respect to our expectations concerning the degree to which forward-looking information would correlate with credit losses in the current environment characterized by unprecedented levels of government support relative to the historical experience in our models. We applied judgment with respect to the degree that certain industries and portfolios would be negatively impacted by the COVID-19 pandemic and the degree that various government support programs are expected to limit credit losses.

Forecasting forward-looking information for multiple scenarios and determining the probability weighting of the scenarios

As indicated above, forward-looking information is incorporated into both our assessment of whether a financial asset has experienced a SICR since its initial recognition and in our estimate of ECL. From analysis of historical data, our risk management function has identified and reflected in our ECL allowance those relevant forward-looking information variables that contribute to credit risk and losses within our retail and business and government loan portfolios. Within our retail loan portfolio, key forward-looking information variables include Canadian unemployment rates, housing prices and gross domestic product (GDP) growth. In many cases these variables are forecasted at the provincial level. Housing prices are also forecasted at the municipal level in some cases. Within our business and government loan portfolio, key drivers that impact the credit performance of the entire portfolio include S&P 500 growth rates, business credit growth rates, unemployment rates and credit spreads, while forward-looking information variables such as commodity prices and mining activity are significant for certain portfolios, and U.S. unemployment rates and U.S. GDP growth are significant for our U.S. portfolios.

For the majority of our loan portfolios, our forecast of forward-looking information variables is established from a “base case” or most likely scenario that is used internally by management for planning and forecasting purposes. For most of the forward-looking information variables related to our Canadian businesses, we have forecast scenarios by province. In forming the base case scenario, we consider the forecasts of international organizations and monetary authorities such as the Organisation for Economic Co-operation and Development (OECD), the International Monetary Fund (IMF), and the Bank of Canada, as well as private sector economists. We then derive reasonably possible “upside case” and “downside case” scenarios using external forecasts that are above and below our base case and the application of management judgment. A probability weighting is assigned to our base case, upside case and downside case scenarios based on management judgment.

The forecasting process is overseen by a governance committee consisting of internal stakeholders from across our bank including Risk Management, Economics, Finance and the impacted SBUs and involves a significant amount of judgment both in determining the forward-looking information forecasts for our various scenarios and in determining the probability weighting assigned to the scenarios. In general, a worsening of our outlook on forecasted forward-looking information for each scenario, an increase in the probability of the downside case scenario occurring, or a decrease in the probability of the upside case scenario occurring will increase the number of loans migrating from stage 1 to stage 2 and increase the estimated ECL allowance. In contrast, an improvement in our outlook on forecasted forward-looking information, an increase in the probability of the upside case scenario occurring, or a decrease in the probability of the downside case scenario occurring will have the opposite impact. It is not possible to meaningfully isolate the impact of changes in the various forward-looking information variables for a particular scenario because of both the interrelationship between the variables and the interrelationship between the level of pessimism inherent in a particular scenario and its probability of occurring.

Impact of the COVID-19 pandemic

The forecasting of forward-looking information and the determination of scenario weightings in the COVID-19 pandemic required a heightened application of judgment in a number of areas as our forecast reflects numerous assumptions and uncertainties regarding the economic impact of the COVID-19 pandemic, which will ultimately depend on the speed at which an effective vaccine can be developed and administered on a mass scale, and the ability of governments, businesses and health-care systems to effectively limit the epidemiological and economic impacts of the resurgences of the virus in the intervening period.

Significant changes to our forecasts were made in the current year. The following table provides the base case, upside case and downside case scenario forecasts for select forward-looking information variables used to estimate our ECL.

	Base case		Upside case		Downside case
As at October 31, 2020	Average value over the next 12 months	Average value over the remaining forecast period (1)	Average value over the next 12 months	Average value over the remaining forecast period (1)	Average value over the next 12 months	Average value over the remaining forecast period (1)
Real GDP year-over-year growth
Canada (2)	1.6%	3.8%	3.6%	4.6%	0.03%	2.0%
United States	1.7%	3.5%	3.0%	4.2%	(0.6)%	1.7%
Unemployment rate
Canada (2)	8.7%	6.7%	7.4%	5.9%	9.5%	8.4%
United States	7.4%	4.7%	5.1%	3.5%	9.2%	7.3%
Canadian Housing Price Index growth (2)	2.4%	3.0%	11.2%	10.4%	(6.9)%	(0.8)%
S&P 500 Index growth rate	5.6%	4.8%	11.2%	7.7%	(3.5)%	(5.3)%
West Texas Intermediate Oil Price (US$)	$42	$53	$51	$60	$34	$39

(1)	The remaining forecast period is generally two years.
(2)

National-level forward-looking forecasts are presented in the table above, which represent the aggregation of the provincial-level forecasts used to estimate our ECL. Housing Price Index growth rates are also forecasted at the municipal level in some cases. As a result, the forecasts for individual provinces or municipalities reflected in our ECL will differ from the national forecasts presented above.

142	CIBC 2020 ANNUAL REPORT

Consolidated financial statements

	Base case		Upside case		Downside case
As at October 31, 2019	Average value over the next 12 months	Average value over the remaining forecast period (1)	Average value over the next 12 months	Average value over the remaining forecast period (1)	Average value over the next 12 months	Average value over the remaining forecast period (1)
Canadian GDP year-over-year growth (2)	1.5%	1.8%	2.3%	2.5%	0.6%	0.8%
Canadian unemployment rate (2)	6.1%	5.9%	5.5%	5.5%	6.4%	6.5%
Canadian Housing Price Index growth (2)	1.6%	2.2%	4.8%	4.0%	(2.2)%	(0.8)%
S&P 500 Index growth rate	5.0%	4.7%	8.2%	6.6%	(3.7)%	(10.3)%
West Texas Intermediate Oil Price (US$)	$60	$60	$67	$74	$47	$43

(1)	The remaining forecast period is generally two years.
(2)

National-level forward-looking forecasts are presented in the table above, which represent the aggregation of the provincial-level forecasts used to estimate our ECL. Housing Price Index growth rates are also forecasted at the municipal level in some cases. As a result, the forecasts for individual provinces or municipalities reflected in our ECL will differ from the national forecasts presented above.

As required, the forward-looking information used to estimate expected credit losses reflects our expectations as at October 31, 2020 and October 31, 2019, respectively, and does not reflect changes in expectation as a result of economic forecasts that may have subsequently emerged. The base case, upside case and downside case amounts shown represent the average value of the forecasts over the respective projection horizons. Our economic forecasts are made in the context of the recovery currently underway from the severe downturn experienced in the second quarter of 2020. The underlying base case projection is characterized by a slow recovery in the first half of 2021, accelerating again thereafter and with the economy returning to the same level of economic activity experienced in the pre-COVID-19 period in 2022. Assumptions concerning the extent of the restrictions imposed by governments to limit the impact of subsequent waves of infection, including travel restrictions, the closure of certain businesses and other physical distancing requirements, and the timing of effective mass vaccinations, are material to these forecasts. The downside case forecast still reflects a recovery from the severe low experienced in the second calendar quarter of 2020, but to a much lower level of sustained economic activity. Meanwhile, the upside scenario continues to reflect a quicker recovery with the pre-pandemic level of activity reached in late 2021.

As at October 31, 2020, the average next 12 months real GDP growth rate in the table above is calculated based on the weighted average of the annualized calendar year 2020 and 2021 real GDP growth rates. This results in the next 12 months real GDP growth rate forecast to be lower than our calendar year 2021 real GDP growth rate forecast because the next 12 months real GDP growth rate is compared in part to a pre-pandemic level of real GDP, and the calendar year 2021 forecast also includes the strong growth rate expected in the fourth calendar quarter of 2021, after a vaccine is anticipated to be available. The relatively high forecasted real GDP growth in the remaining forecast period in the table above, relative to a year ago, is the result of the fact that we are forecasting to recover from relatively low levels of real GDP as shown in the charts below. The graphs below depict the actual and forecasted real GDP levels in Canada and the U.S. on a calendar quarter basis:

As indicated above, forecasting forward-looking information for multiple scenarios and determining the probability weighting of the scenarios involves a high degree of management judgment, particularly in light of the COVID-19 pandemic. If we were to only use our base case scenario for the measurement of ECL for our performing loans, our ECL allowance would be $204 million lower than the recognized ECL as at October 31, 2020 (2019: $63 million). If we were to only use our downside case scenario for the measurement of ECL for our performing loans, our ECL allowance would be $938 million higher than the recognized ECL as at October 31, 2020 (2019: $254 million). This sensitivity is isolated to the measurement of ECL and therefore did not consider changes in the migration of exposures between stage 1 and stage 2 from the determination of the SICR that would have resulted in a 100% base case scenario or a 100% downside case scenario. As a result, our ECL allowance on performing loans could exceed the amount implied by the 100% downside case scenario from the migration of additional exposures from stage 1 to stage 2.

Use of management overlays

Management overlays to ECL allowance estimates are adjustments which we use in circumstances where we judge that our existing inputs, assumptions and model techniques do not capture all relevant risk factors. The emergence of new macroeconomic, microeconomic or political events, along with expected changes to parameters, models or data that are not incorporated in our current parameters, internal risk rating migrations, or forward-looking information are examples of such circumstances.

Impact of the COVID-19 pandemic

To address the uncertainties inherent in the current environment, we utilized management overlays with respect to the impact that the COVID-19 pandemic will have on the migration of certain business and government exposures that we believe are the most susceptible to these risks and the resulting measurement of the ECL for those exposures. The mitigating impact of government support measures was considered in the determination of these overlays to the extent not already reflected in our models. In addition, management overlays were applied with respect to the impact of government support and client relief measures on the migration of retail exposures and the resulting measurement of the ECL for those exposures. In

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light of the unprecedented level of government support, the management overlays took into account our expectations concerning the degree to which forward-looking information would correlate with credit losses in the current environment relative to the historical experience in our models.

The use of management overlays requires the application of significant judgment that impacts the amount of ECL allowances recognized. Actual credit losses could differ materially from those reflected in our estimates.

The following tables provide the gross carrying amount of loans, and the contractual amounts of undrawn credit facilities and other off-balance sheet exposures based on the application of our 12-month point in time PDs under IFRS 9 to our risk management PD bands for retail exposures, and based on our internal risk ratings for business and government exposures. Refer to the “Credit risk” section of the MD&A for details on the CIBC risk categories.

Loans(1)

$ millions, as at October 31				2020				2019
	Stage 1	Stage 2	Stage 3 (2)(3)(4)	Total	Stage 1	Stage 2	Stage 3 (2)(3)(4)	Total
Residential mortgages
– Exceptionally low	$146,139	$2	$–	$146,141	$142,260	$–	$–	$142,260
– Very low	45,678	1,166	–	46,844	37,140	–	–	37,140
– Low	12,491	6,042	–	18,533	17,315	1,010	–	18,325
– Medium	232	4,924	–	5,156	1,207	5,312	–	6,519
– High	–	1,054	–	1,054	11	1,162	–	1,173
– Default	–	–	654	654	–	–	597	597
– Not rated	1,810	818	155	2,783	2,251	233	154	2,638
Gross residential mortgages (5)(6)	206,350	14,006	809	221,165	200,184	7,717	751	208,652
ECL allowance	51	161	151	363	28	43	140	211
Net residential mortgages	206,299	13,845	658	220,802	200,156	7,674	611	208,441
Personal
– Exceptionally low	23,302	–	–	23,302	24,258	–	–	24,258
– Very low	1,618	157	–	1,775	4,321	1,353	–	5,674
– Low	8,662	2,497	–	11,159	4,955	1,582	–	6,537
– Medium	1,265	2,768	–	4,033	3,703	1,611	–	5,314
– High	331	769	–	1,100	302	613	–	915
– Default	–	–	140	140	–	–	164	164
– Not rated	513	159	41	713	720	29	40	789
Gross personal (6)	35,691	6,350	181	42,222	38,259	5,188	204	43,651
ECL allowance	179	540	113	832	160	265	128	553
Net personal	35,512	5,810	68	41,390	38,099	4,923	76	43,098
Credit card
– Exceptionally low	3,285	–	–	3,285	3,015	–	–	3,015
– Very low	1,388	–	–	1,388	1,142	83	–	1,225
– Low	2,340	–	–	2,340	5,619	274	–	5,893
– Medium	1,778	1,973	–	3,751	1,344	565	–	1,909
– High	–	472	–	472	10	538	–	548
– Default	–	–	–	–	–	–	–	–
– Not rated	135	18	–	153	158	7	–	165
Gross credit card	8,926	2,463	–	11,389	11,288	1,467	–	12,755
ECL allowance	125	542	–	667	129	291	–	420
Net credit card	8,801	1,921	–	10,722	11,159	1,176	–	12,335
Business and government
– Investment grade	49,418	1,071	–	50,489	46,800	251	–	47,051
– Non-investment grade	78,302	9,876	–	88,178	80,780	3,443	–	84,223
– Watchlist	416	4,443	–	4,859	374	1,575	–	1,949
– Default	–	–	1,359	1,359	–	–	866	866
– Not rated	218	49	–	267	752	79	45	876
Gross business and government (5)(7)	128,354	15,439	1,359	145,152	128,706	5,348	911	134,965
ECL allowance	380	648	650	1,678	209	146	376	731
Net business and government	127,974	14,791	709	143,474	128,497	5,202	535	134,234
Total net amount of loans	$378,586	$36,367	$1,435	$416,388	$377,911	$18,975	$1,222	$398,108

(1)

The table excludes debt securities measured at FVOCI, for which ECL allowances of $22 million (2019: $23 million) were recognized in AOCI. In addition, the table excludes debt securities classified at amortized cost, for which ECL allowances of $16 million were recognized as at October 31, 2020 (2019: $2 million), $14 million of which was stage 3 ECL allowance on originated credit-impaired amortized cost debt securities (2019: nil). Other financial assets classified at amortized cost were also excluded from the table above as their ECL allowances were immaterial as at October 31, 2020 and October 31, 2019. Financial assets other than loans that are classified as amortized cost are presented on our consolidated balance sheet net of ECL allowances.

(2)	Includes purchased credit-impaired loans from the acquisition of The PrivateBank.
(3)	Excludes foreclosed assets of $23 million (2019: $25 million), which were included in Other assets on our consolidated balance sheet.
(4)	As at October 31, 2020, 93% (2019: 90%) of stage 3 impaired loans were either fully or partially collateralized.
(5)	Includes $63 million (2019: $60 million) of residential mortgages and $23,291 million (2019: $21,182 million) of business and government loans that are measured at FVTPL.
(6)

The internal risk rating grades presented for residential mortgages and certain personal loans do not take into account loan guarantees or insurance issued by the Canadian government (federal or provincial), Canadian government agencies, or private insurers, as the determination of whether a significant increase in credit risk has occurred for these loans is based on relative changes in the loans’ lifetime PD without considering collateral or other credit enhancements.

(7)	Includes customers’ liability under acceptances of $9,606 million (2019: $9,167 million).

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Undrawn credit facilities and other off-balance sheet exposures

$ millions, as at October 31				2020				2019
	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
Retail
– Exceptionally low	$124,690	$8	$–	$124,698	$106,696	$120	$–	$106,816
– Very low	6,632	137	–	6,769	7,341	1,126	–	8,467
– Low	8,703	416	–	9,119	10,974	1,357	–	12,331
– Medium	909	692	–	1,601	1,737	752	–	2,489
– High	263	503	–	766	255	495	–	750
– Default	–	–	28	28	–	–	19	19
– Not rated	411	23	–	434	397	32	–	429
Gross retail	141,608	1,779	28	143,415	127,400	3,882	19	131,301
ECL allowance	36	36	–	72	30	55	–	85
Net retail	141,572	1,743	28	143,343	127,370	3,827	19	131,216
Business and government
– Investment grade	89,067	159	–	89,226	78,906	296	–	79,202
– Non-investment grade	55,288	5,103	–	60,391	52,379	1,282	–	53,661
– Watchlist	82	1,678	–	1,760	65	575	–	640
– Default	–	–	129	129	–	–	69	69
– Not rated	795	41	–	836	688	60	–	748
Gross business and government	145,232	6,981	129	152,342	132,038	2,213	69	134,320
ECL allowance	73	35	2	110	30	12	2	44
Net business and government	145,159	6,946	127	152,232	132,008	2,201	67	134,276
Total net undrawn credit facilities and other off-balance sheet exposures	$286,731	$8,689	$155	$295,575	$259,378	$6,028	$86	$265,492

Net interest income after provision for credit losses

$ millions, for the year ended October 31	2020	2019	2018
Interest income	$17,522	$20,697	$17,505
Interest expense	6,478	10,146	7,440
Net interest income	11,044	10,551	10,065
Provision for credit losses	2,489	1,286	870
Net interest income after provision for credit losses	$8,555	$9,265	$9,195

Modified financial assets and client relief programs

CIBC has been actively engaged in lending activities to support our clients who are experiencing financial hardship caused by the COVID-19 pandemic, including payment deferral options offered on cards, residential mortgages, personal lending products, and business and government loans. As of October 31, 2020, the gross outstanding balance of loans for which CIBC provided payment deferrals was nil for credit cards in Canada (July 31, 2020: less than $10 million; April 30, 2020: $1.8 billion); $2.7 billion for residential mortgages in Canada (July 31, 2020: $33.3 billion; April 30, 2020: $35.5 billion); $0.3 billion for personal loans in Canada (July 31, 2020: $0.8 billion; April 30, 2020: $2.3 billion); $0.3 billion for various consumer loans in the Caribbean (July 31, 2020: $1.4 billion; April 30, 2020: $1.3 billion); and $2.5 billion for business and government loans (July 31, 2020: $6.2 billion; April 30, 2020: $10.0 billion), including $0.5 billion in Canada (July 31, 2020: $2.4 billion; April 30, 2020: $8.6 billion); $0.5 billion in the U.S. (July 31, 2020: $1.6 billion; April 30, 2020: $0.9 billion) and $1.5 billion in the Caribbean (July 31, 2020: $2.2 billion; April 30, 2020: $0.5 billion). Modification gains or losses resulting from client relief programs were not significant.

As part of CIBC’s usual lending business, from time to time we may modify the contractual terms of loans classified as stage 2 and stage 3 for which the borrower has experienced financial difficulties, through the granting of a concession in the form of below-market rates or terms that we would not otherwise have considered.

During the year ended October 31, 2020, loans classified as stage 2 or stage 3 with an amortized cost of $10,498 million (2019: $346 million) were either modified through the granting of a financial concession in response to the borrower having experienced financial difficulties or were subject to the client relief programs in response to COVID-19, in each case before the time of modification or deferral. In addition, the gross carrying amount of previously modified or deferred stage 2 or stage 3 loans that have returned to stage 1 during the year ended October 31, 2020 was $5,287 million (2019: $15 million).

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Note 7	Structured entities and derecognition of financial assets

Structured entities

SEs are entities that have been designed so that voting or similar rights are not the dominant factor in deciding who controls the entity, such as when any voting rights relate to administrative tasks only and the relevant activities are directed by means of contractual arrangements. SEs are entities that are created to accomplish a narrow and well-defined objective. CIBC is involved with various types of SEs for which the business activities include securitization of financial assets, asset-backed financings, and asset management.

We consolidate an SE when the substance of the relationship indicates that we control the SE.

Consolidated structured entities

We consolidate the following SEs:

Multi-seller conduit

We sponsor a consolidated multi-seller conduit in Canada that purchases financial assets from clients and finances the purchases by issuing ABS. The sellers to the conduit continue to service the assets and are exposed to credit losses realized on these assets through the provision of credit enhancements. We hold all of the outstanding ABS.

Credit card securitization trusts

We sell an ownership interest in a revolving pool of credit card receivables generated under certain credit card accounts to Cards II Trust (Cards II), which purchases a proportionate share of credit card receivables on certain credit card accounts, with the proceeds received from the issuance of notes.

Our credit card securitizations are revolving securitizations, with credit card receivable balances fluctuating from month to month as credit card clients repay their balances and new receivables are generated.

The notes are presented as Secured borrowings within Deposits on the consolidated balance sheet.

As at October 31, 2020, $1.7 billion of credit card receivable assets with a fair value of $1.7 billion (2019: $2.9 billion with a fair value of $2.9 billion) supported associated funding liabilities of $1.7 billion with a fair value of $1.7 billion (2019: $2.9 billion with a fair value of $2.9 billion).

Covered bond guarantor

Under the Legislative Covered Bond Programme, we transfer a pool of conventional uninsured mortgages to the CIBC Covered Bond (Legislative) Guarantor Limited Partnership (the Guarantor LP). The Guarantor LP holds interest and title to these transferred mortgages and serves to guarantee payment of principal and interest to bondholders. The covered bond liabilities are on-balance sheet obligations that are fully collateralized by the mortgage assets over which bondholders enjoy a priority claim in the event of CIBC’s insolvency.

As at October 31, 2020, our Legislative Covered Bond Programme had outstanding covered bond liabilities of $19.6 billion with a fair value of $19.7 billion (2019: $18.9 billion with a fair value of $19.0 billion).

CIBC-managed investment funds

We establish and manage investment funds such as mutual funds and pooled funds. We act as an investment manager and earn market-based management fees, and for certain pooled funds, performance fees which are generally based on the performance of the funds. Seed capital is provided from time to time to CIBC-managed investment funds for initial launch. We consolidate those investment funds in which we have power to direct the relevant activities of the funds and in which our seed capital, or our units held, are significant relative to the total variability of returns of the funds such that we are deemed to be a principal rather than an agent. As at October 31, 2020, the total assets and non-controlling interests in consolidated CIBC-managed investment funds were $7 million and $3 million, respectively (2019: $23 million and $15 million, respectively). Non-controlling interests in consolidated CIBC-managed investment funds are included in Other liabilities as the investment fund units are mandatorily redeemable at the option of the investor.

Community-based tax-advantaged investments

We sponsor certain SEs that invest in community development projects in the U.S. through the issuance of below-market loans that generate a return primarily through the realization of tax credits. As at October 31, 2020, the program had outstanding loans of $75 million (2019: $55 million).

Non-consolidated structured entities

The following SEs are not consolidated by CIBC:

Single-seller and multi-seller conduits

We manage and administer a single-seller conduit and several CIBC-sponsored multi-seller conduits in Canada. The multi-seller conduits acquire direct or indirect ownership or security interests in pools of financial assets from our clients and finance the acquisitions by issuing asset-backed commercial paper (ABCP) to investors. The single-seller conduit acquires financial assets and finances these acquisitions through a credit facility provided by a syndicate of financial institutions. The sellers to the conduits may continue to service the assets and may be exposed to credit losses realized on these assets, typically through the provision of over-collateralization or another form of credit enhancement. The conduits may also obtain credit enhancement from third-party providers. As at October 31, 2020, the total assets in the single-seller conduit and multi-seller conduits amounted to $0.5 billion and $8.4 billion, respectively (2019: $0.5 billion and $7.1 billion, respectively).

We generally provide the multi-seller conduits with commercial paper backstop liquidity facilities, securities distribution, and provide both the single and multi-seller conduits with accounting, cash management, and operations services. The liquidity facilities for the managed and administered multi-seller conduits require us to provide funding, subject to the satisfaction of certain conditions with respect to the conduits, for ABCP not placed with external investors. We also may purchase ABCP issued by the multi-seller conduits for market-making purposes.

We are required to maintain certain short-term and/or long-term debt ratings with respect to the liquidity facilities that we provide to the sponsored multi-seller conduits. If we are downgraded below the level specified under the terms of those facilities, we must provide alternative satisfactory liquidity arrangements, such as procuring an alternative liquidity provider that meets the minimum rating requirements.

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We may also act as the counterparty to derivative contracts entered into by a multi-seller conduit in order to convert the yield of the underlying assets to match the needs of the multi-seller conduit’s investors or to mitigate the interest rate, basis, and currency risk within the conduit.

All fees earned in respect of activities with the conduits are on a market basis.

Third-party structured vehicles – continuing

We have investments in and provide loans, liquidity and credit facilities to third-party SEs. We also have investments in limited partnerships in which we generally are a passive investor of the limited partnerships as a limited partner, and in some cases, we are the co-general partner and have significant influence over the limited partnerships. Similar to other limited partners, we are obligated to provide funding up to our commitment level to these limited partnerships.

Pass-through investment structures

We have exposure to units of third-party or CIBC-managed investment funds. We enter into equity derivative transactions with third-party investment funds to pass-through the return of these referenced funds. These transactions provide the investors of the third-party managed investment funds with the desired exposure to the referenced funds in a tax efficient manner.

CIBC Capital Trust

We have issued senior deposit notes to CIBC Capital Trust, which funds the purchase of these notes through the issuance of CIBC Tier 1 Notes (Notes) that match the term of the senior deposit notes. The Notes are eligible for Tier 1 regulatory capital treatment and are subject to the phase-out rules for capital instruments that will be viewed as non-qualifying capital instruments. See Note 17 for additional details.

CIBC-managed investment funds

As indicated above, we establish investment funds, including mutual funds and pooled funds, to provide clients with investment opportunities and we may receive management fees and performance fees. We may hold insignificant amounts of fund units in these CIBC-managed funds. We do not consolidate these funds if we do not have significant variability of returns from our interests in these funds such that we are deemed to be an agent through our capacity as the investment manager, rather than a principal. We do not guarantee the performance of CIBC-managed investment funds. As at October 31, 2020, the total AUM in the non-consolidated CIBC-managed investment funds amounted to $125.2 billion (2019: $122.7 billion).

CIBC structured collateralized debt obligation (CDO) vehicles

We hold exposures to structured CDO vehicles through investments in, or written credit derivatives referencing, these structured vehicles. We may also provide liquidity facilities or other credit facilities. The structured vehicles are funded through the issuance of senior and subordinated tranches. We may hold a portion of those senior and/or subordinated tranches.

We previously curtailed our business activity in structuring CDO vehicles within our structured credit run-off portfolio. Our exposures to CDO vehicles mainly arose through our previous involvement in acting as structuring and placement agent for the CDO vehicles. As at October 31, 2020, the assets in the CIBC structured CDO vehicles have a total principal amount of $214 million (2019: $232 million).

Third-party structured vehicles – structured credit run-off

Similar to our structured activities, we also curtailed our business activities in third-party structured vehicles, within our structured credit run-off portfolio. These positions were initially traded as intermediation, correlation and flow trading, which earned us a spread on matching positions.

Community Reinvestment Act investments

We hold debt and equity investments in limited liability entities to further our U.S. Community Reinvestment Act initiatives with a carrying value of $328 million (2019: $279 million). These entities invest in qualifying community development projects, including affordable housing projects that generate a return primarily by the realization of tax credits. Similar to other limited investors in these entities, we are obligated to provide funding up to our commitment level to these limited liability entities. As at October 31, 2020, the total assets of these limited liability entities were $5.2 billion (2019: $4.8 billion).

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Consolidated financial statements

Our on-balance sheet amounts and maximum exposure to loss related to SEs that are not consolidated are set out in the table below. The maximum exposure comprises the carrying value of unhedged investments, the notional amounts for liquidity and credit facilities, and the notional amounts less accumulated fair value losses for unhedged written credit derivatives on SE reference assets. The impact of CVA is not considered in the table below.

$ millions, as at October 31, 2020	Single-seller and multi-seller conduits		Third-party structured vehicles – continuing	Structured vehicles run-off (1)	Other (2)
On-balance sheet assets at carrying value (3)
Securities	$12		$1,770	$3	$328
Loans	95		1,790	–	–
Investments in equity-accounted associates and joint ventures	–		–	–	12
	$107		$3,560	$3	$340
October 31, 2019	$113		$3,345	$3	$332
On-balance sheet liabilities at carrying value (3)
Deposits	$–		$–	$–	$303
Derivatives (4)	–		–	107	–
	$–		$–	$107	$303
October 31, 2019	$–		$–	$112	$302
Maximum exposure to loss, net of hedges
Investments and loans	$107		$3,560	$3	$340
Notional of written derivatives, less fair value losses	–		–	23	–
Liquidity, credit facilities and commitments	8,390	(5)	2,880	13	140
Less: hedges of investments, loans and written derivatives exposure	–		–	(27)	–
	$8,497		$6,440	$12	$480
October 31, 2019	$7,250		$5,703	$13	$418

(1)	Includes CIBC structured CDO vehicles and third-party structured vehicles.
(2)	Includes pass-through investment structures, CIBC Capital Trust, and CIBC-managed investment funds and Community Reinvestment Act-related investment vehicles.
(3)	Excludes SEs established by CMHC, Fannie Mae, Freddie Mac, Ginnie Mae, FHLB, Federal Farm Credit Bank, and Student Loan Marketing Association.
(4)

Comprises written credit default swaps (CDS) and total return swaps (TRS) under which we assume exposures. Excludes foreign exchange derivatives, interest rate derivatives and other derivatives provided as part of normal client facilitation.

(5)

Excludes an additional $2.1 billion (2019: $1.6 billion) relating to our backstop liquidity facilities provided to the multi-seller conduits as part of their commitment to fund purchases of additional assets. Also excludes $12 million (2019: $26 million) of our direct investments in the multi-seller conduits which we consider investment exposure.

We also hold investments in a variety of third-party investment funds, which include, but are not limited to, exchange-traded funds, mutual funds, and investment trusts. We buy and sell units of these investment funds as part of trading activities or client facilitation businesses that are managed as part of larger portfolios. We generally are a passive investor and are not the investment manager in any of these investment funds. We are not the sponsor of any third-party investment funds, nor do we have the power over key decision-making activities of the funds. Our maximum exposure to loss from our investments is limited to the carrying amounts of our investments and any unutilized commitment we have provided to these funds. In addition, we issue certain structured notes and enter into equity derivatives that are referenced to the return of certain investment funds. Accordingly, we do not include our interests in these third-party investment funds in the table above.

Derecognition of financial assets

We enter into transactions in the normal course of business in which we transfer recognized financial assets directly to third parties, but retain substantially all of the risks and rewards of those assets. The risks include credit, interest rate, foreign exchange, pre-payment and other price risks whereas the rewards include income streams associated with the assets. Due to the retention of risks, the transferred financial assets are not derecognized and such transfers are accounted for as secured borrowing transactions.

The majority of our financial assets transferred to non-consolidated entities that do not qualify for derecognition are: (i) residential mortgage loans under securitization transactions; (ii) securities held by counterparties as collateral under repurchase agreements; and (iii) securities lent under securities lending agreements.

Residential mortgage securitizations

We securitize fully insured fixed- and variable-rate residential mortgage pools through the creation of National Housing Act (NHA) MBS under the NHA MBS Program, sponsored by CMHC. Under the Canada Mortgage Bond Program, sponsored by CMHC, we sell MBS to a government-sponsored securitization trust that issues securities to investors. We do not consolidate the securitization trust. We may act as a counterparty in interest rate swap agreements where we pay the trust the interest due to investors and receive the interest on the MBS. We have also sold MBS directly to CMHC under the Government of Canada’s Insured Mortgage Purchase Program.

The sale of mortgage pools that comprise the NHA MBS does not qualify for derecognition as we retain pre-payment, credit, and interest rate risks associated with the mortgages, which represent substantially all the risks and rewards. As a result, the mortgages remain on our consolidated balance sheet and are carried at amortized cost. We also recognize the cash proceeds from the securitization as Deposits – Secured borrowings.

Securities held by counterparties as collateral under repurchase agreements

We enter into arrangements whereby we sell securities but enter into simultaneous arrangements to repurchase the securities at a fixed price on a future date thereby retaining substantially all the risks and rewards. As a result, the securities remain on our consolidated balance sheet.

Securities lent for cash collateral or for securities collateral

We enter into arrangements whereby we lend securities but with arrangements to receive the securities at a future date, thereby retaining substantially all the risks and rewards. As a result, the securities remain on our consolidated balance sheet.

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Consolidated financial statements

The following table provides the carrying amount and fair value of transferred financial assets that did not qualify for derecognition and the associated financial liabilities:

$ millions, as at October 31		2020		2019
	Carrying amount	Fair value	Carrying amount	Fair value
Residential mortgage securitizations (1)	$17,550	$17,726	$16,245	$16,264
Securities held by counterparties as collateral under repurchase agreements (2)	36,720	36,720	15,663	15,663
Securities lent for cash collateral (2)	13	13	45	45
Securities lent for securities collateral (2)	20,226	20,226	21,789	21,789
	$74,509	$74,685	$53,742	$53,761
Associated liabilities (3)	$75,853	$76,080	$54,591	$54,734

(1)

Consists mainly of Canadian residential mortgage loans transferred to Canada Housing Trust. Certain cash in transit balances related to the securitization process amounting to $1,148 million (2019: $738 million) have been applied to reduce these balances.

(2)

Does not include over-collateralization of assets pledged. Repurchase and securities lending arrangements are conducted with both CIBC-owned and third-party assets on a pooled basis. The carrying amounts represent an estimated allocation related to the transfer of our own financial assets.

(3)	Includes the obligation to return off-balance sheet securities collateral on securities lent and fair value hedge basis adjustments.

Note 8	Property and equipment

$ millions, as at or for the year ended October 31		Right-of- use assets (1)	Land and buildings	Computer equipment	Office furniture, equipment and other (2)	Leasehold improvements	Total
2020	Cost
	Balance at beginning of year	n/a	$1,383	$1,043	$1,013	$1,204	$4,643
	Impact of adopting IFRS 16 (3)	1,733	(715)	–	–	–	1,018
	Additions (4)	115	17	117	142	36	427
	Disposals (5)	(64)	(6)	(53)	(29)	(65)	(217)
	Adjustments (6)	6	2	2	3	3	16
	Balance at end of year	$1,790	$681	$1,109	$1,129	$1,178	$5,887
2019	Balance at end of year	n/a	$1,383	$1,043	$1,013	$1,204	$4,643
2020	Accumulated depreciation
	Balance at beginning of year	n/a	$669	$819	$521	$821	$2,830
	Impact of adopting IFRS 16	54	(376)	–	–	–	(322)
	Depreciation (5)	280	13	102	50	72	517
	Disposals (5)	(18)	(2)	(53)	(18)	(46)	(137)
	Adjustments (5)	–	1	1	–	–	2
	Balance at end of year	$316	$305	$869	$553	$847	$2,890
2019	Balance at end of year	n/a	$669	$819	$521	$821	$2,830
	Net book value
	As at October 31, 2020	$1,474	$376	$240	$576	$331	$2,997
	As at October 31, 2019	n/a	$714	$224	$492	$383	$1,813

(1)	Includes right-of-use assets with a net book value of $49 million as at November 1, 2019 that are rented out through operating sublease arrangements.
(2)	Includes $306 million (2019: $173 million) of work-in-progress not subject to depreciation.
(3)	Includes $103 million related to leases that were previously classified as finance leases under IAS 17.
(4)	Includes impact of lease modifications.
(5)	Includes write-offs for properties that were vacated in the fourth quarter of 2020, and write-offs of fully depreciated assets.
(6)	Includes foreign currency translation adjustments.
n/a	Not applicable.

Cost of net additions and disposals during the year was: Canadian Personal and Business Banking net additions of $860 million (2019: net additions of $3 million); Canadian Commercial Banking and Wealth Management net additions of nil (2019: net additions of $3 million); U.S. Commercial Banking and Wealth Management net additions of $219 million (2019: net additions of $27 million); Capital Markets net additions of $166 million (2019: net additions of $1 million); and Corporate and Other net disposals of $17 million (2019: net disposals of $11 million).

CIBC 2020 ANNUAL REPORT	149

Consolidated financial statements

Transition to IFRS 16 “Leases”

CIBC adopted IFRS 16 as at November 1, 2019 in place of prior guidance, IAS 17 “Leases” (IAS 17). For lessees, the new standard required on-balance sheet recognition for most leases that were considered operating leases under IAS 17, which resulted in the gross-up of the balance sheet through the recognition of a right-of-use asset and a corresponding liability for the lease component of the future payments. Depreciation expense on the right-of-use asset and interest expense on the lease liability replaced the operating lease expense. Accounting for leases by lessors remains mostly unchanged from IAS 17; however, intermediate lessors are required to reassess subleases by reference to the right-of-use asset arising from the head lease which could result in on-balance sheet recognition for certain subleases previously classified as operating subleases. The application of IFRS 16 mainly applied to our office and banking centre leases, as well as certain subleases previously classified as operating subleases.

We applied IFRS 16 using the modified retrospective approach, without restatement of comparative periods. As at November 1, 2019, the adoption of IFRS 16 resulted in the recognition of approximately $1.7 billion of lease liabilities and $1.6 billion of right-of-use assets. The amount of the right-of-use assets recognized was determined based on the amount of the lease liabilities less the existing deferred rent liabilities as at October 31, 2019. Furthermore, the reassessment of certain subleases related to a previously recognized finance lease property, a portion of which is rented out and considered investment property, resulted in an increase in net assets as a result of the recognition of additional sublease-related assets, net of the derecognition of amounts related to the corresponding head lease. The after-tax impact to retained earnings as a result of adopting IFRS 16 was an increase of $0.1 billion.

In addition, the following permitted recognition exemptions and practical expedients have been applied:

•

A single discount rate curve has been applied to portfolios of leases with reasonably similar characteristics at the date of application. The weighted average incremental borrowing rate applied on our existing lease portfolio was 2.31%.

•	In contracts where we are the lessee, we have not reassessed contracts that were identified as finance leases under the previous accounting standard (IAS 17).
•	We have elected to exclude leases of assets considered as low value and short-term leases with a remaining term of less than 12 months.
•

We have applied the onerous lease provisions recognized as at October 31, 2019 as an alternative to performing an impairment review of our right-of-use assets as at November 1, 2019. Where an onerous lease provision was recorded on a lease, the right-of-use asset has been reduced by the amount of that provision on transition and no further impairment review was performed.

•

We have elected not to separate lease and non-lease components of a lease contract when calculating the lease liability and corresponding right-of-use asset for certain classes of assets. Non-lease components may consist of, but are not limited to, common area maintenance expenses and utility charges. Other occupancy costs not within the scope of IFRS 16 will continue to be recorded as operating expenses.

The following table reconciles the operating lease commitments as at October 31, 2019 disclosed under IAS 17 to the opening lease liabilities under IFRS 16 as at the initial date of application, November 1, 2019.

$ millions
Operating lease commitments as at October 31, 2019	$5,547
Less: Operating and tax expenses related to the lease commitments	(2,477)
Less: Impact of future lease commitments not yet commenced (1)	(1,434)
Adjustments as a result of renewal and termination assumptions	306
Impact of discounting	(230)
Lease liability recognized as at November 1, 2019	$1,712
(1)	Mainly related to CIBC Square lease commitments that are expected to commence in 2021.

Note 9	Goodwill, software and other intangible assets

Goodwill

The carrying amount of goodwill is reviewed for impairment annually as at August 1 and whenever there are events or changes in circumstances which indicate that the carrying amount may not be recoverable. Goodwill is allocated to CGUs for the purposes of impairment testing based on the lowest level for which identifiable cash inflows are largely independent of cash inflows from other assets or groups of assets. The goodwill impairment test is performed by comparing the recoverable amount of the CGU to which goodwill has been allocated with the carrying amount of the CGU including goodwill, with any deficiency recognized as impairment to goodwill. The recoverable amount of a CGU is defined as the higher of its estimated fair value less cost to sell and value in use.

We have three significant CGUs to which goodwill has been allocated. The changes in the carrying amount of goodwill are allocated to each CGU as follows:

		CGUs
$ millions, as at or for the year ended October 31		CIBC FirstCaribbean	Canadian Wealth Management	U.S. Commercial Banking and Wealth Management	Other	Total
2020	Balance at beginning of year	$278	$884	$4,084	$203	$5,449
	Impairment	(248)	–	–	–	(248)
	Foreign currency translation adjustments	5	–	47	–	52
	Balance at end of year	$35	$884	$4,131	$203	$5,253
2019	Balance at beginning of year	$413	$884	$4,078	$189	$5,564
	Acquisitions	–	–	4	14	18
	Impairment	(135)	–	–	–	(135)
	Foreign currency translation adjustments	–	–	2	–	2
	Balance at end of year	$278	$884	$4,084	$203	$5,449

150	CIBC 2020 ANNUAL REPORT

Consolidated financial statements

Impairment testing of goodwill and key assumptions

CIBC FirstCaribbean

CIBC acquired a controlling interest in CIBC FirstCaribbean in December 2006 and now holds 91.7% of its shares. CIBC FirstCaribbean is a major Caribbean bank offering a full range of financial services in corporate and investment banking, retail and business banking, and wealth management. CIBC FirstCaribbean, which has assets of approximately US$12 billion, operates in the Caribbean and is traded on the stock exchanges of Barbados and Trinidad & Tobago. The results of CIBC FirstCaribbean, including goodwill impairment charges thereon, are included in Corporate and Other.

On November 8, 2019 and as discussed in Note 4, we announced that we had entered into a definitive agreement to sell 66.73% of CIBC FirstCaribbean’s outstanding shares to GNB Financial Group Limited (GNB). As a result of the valuation implied from the definitive agreement with GNB, we recognized a goodwill impairment charge of $135 million in the fourth quarter of 2019. Commencing in the first quarter of 2020, the assets and liabilities of CIBC FirstCaribbean were treated as held for sale, and measured at the lower of their aggregate carrying amount and fair value less costs to sell, on the basis that the transaction was highly probable to close in 2020, subject to regulatory approvals. In the second quarter of 2020, we recognized an additional goodwill impairment charge of $28 million based on the estimated impact of the COVID-19 pandemic on the recoverable value of the 24.9% interest in CIBC FirstCaribbean that we expected to retain.

As a result of the lengthy regulatory review process, the worsening impact of the COVID-19 pandemic on the Caribbean economy and our revised expectations regarding the likelihood and timing of closing of a potential transaction, we concluded in the fourth quarter of 2020 that held for sale accounting is no longer appropriate. As a result, we were required to assess the recoverable amount of the remaining goodwill based on current market conditions rather than the definitive agreement with GNB. This assessment reflected revised expectations concerning the impact of the COVID-19 pandemic and led to the recognition of an additional goodwill impairment charge of $220 million. Estimation of the recoverable amount is based on fair value less costs to sell, and is an area of significant judgment. The fair value measurement is categorized within level 3 of the fair value hierarchy as it includes certain unobservable inputs. Reductions in the estimated recoverable amount could arise from various factors, including changes in the impact of the COVID 19 pandemic and other market conditions.

See Note 4 for additional details.

Canadian Wealth Management

The recoverable amount of the Canadian Wealth Management CGU is based on a fair value less cost to sell calculation. The fair value is estimated using an earnings-based approach whereby the forecasted earnings are based on the Wealth Management internal plan which was approved by management and covers a three-year period. The calculation incorporates the forecasted earnings multiplied by an earnings multiple derived from observable price-to-earnings multiples of comparable wealth management institutions. The price-to-earnings multiples of those comparable wealth management institutions ranged from 7.9 to 13.7 as at August 1, 2020 (August 1, 2019: 8.0 to 10.9).

We have determined that the estimated recoverable amount of the Wealth Management CGU was well in excess of its carrying amount as at August 1, 2020. As a result, no impairment charge was recognized during 2020.

If alternative reasonably possible changes in key assumptions were applied, the result of the impairment test would not differ.

U.S. Commercial Banking and Wealth Management

The recoverable amount of the U.S. Commercial Banking and Wealth Management CGU (including The PrivateBank and Geneva Advisors) is based on a value in use calculation that is estimated using a ten-year cash flow projection, to reflect a recovery to more normal levels of economic growth following the COVID-19 pandemic. The cash flows projections are based on the financial plans approved by management, and an estimate of the capital required to be maintained to support ongoing operations. The determination of the medium- and long-term forecasted earnings requires the exercise of judgment in light of the uncertainty regarding the ultimate economic impact of the COVID-19 pandemic. Implicit in our economic outlook is the assumption that the manner in which governments respond to the second and subsequent waves of the virus, and the dissemination of an effective mass-produced vaccine, will allow the U.S. economy to continue to recover during 2021, with the economy returning to pre-COVID levels of economic activity in 2022 and pre-COVID levels of unemployment in 2023.

We have determined that for the impairment testing performed as at August 1, 2020, the estimated recoverable amount of the U.S. Commercial Banking and Wealth Management CGU was in excess of its carrying amount. As a result, no impairment charge was recognized during 2020.

A terminal growth rate of 4.0% as at August 1, 2020 (August 1, 2019: 3.5%) was applied to the years after the ten-year forecast. All of the forecasted cash flows were discounted at an after-tax rate of 10.2% as at August 1, 2020 (12.4% pre-tax) which we believe to be a risk-adjusted discount rate appropriate to U.S. Commercial Banking and Wealth Management (we used an after-tax rate of 9.0% as at August 1, 2019). The determination of a discount rate and a terminal growth rate require the exercise of judgment. The discount rate was determined based on the following primary factors: (i) the risk-free rate; (ii) an equity risk premium; and (iii) beta adjustment to the equity risk premium based on a review of betas of comparable publicly traded financial institutions in the region. The terminal growth rate was based on management’s expectations of real growth and forecast inflation rates.

Estimation of the recoverable amount is an area of significant judgment. The recoverable amounts is estimated using an internally developed model which requires the use of significant assumptions including forecasted earnings, a discount rate, a terminal growth rate and forecasted regulatory capital requirements. Reductions in the estimated recoverable amount could arise from various factors, such as reductions in forecasted cash flows, an increase in the assumed level of required capital, and any adverse changes to the discount rate or terminal growth rate either in isolation or in any combination thereof.

Other

The goodwill relating to the Other CGUs is comprised of amounts which individually are not considered to be significant. We have determined that for the impairment testing performed as at August 1, 2020, the estimated recoverable amount of these CGUs was in excess of their carrying amounts.

Allocation to strategic business units

Goodwill of $5,253 million (2019: $5,449 million) is allocated to the SBUs as follows: Canadian Commercial Banking and Wealth Management of $954 million (2019: $954 million), Corporate and Other of $98 million (2019: $327 million), U.S. Commercial Banking and Wealth Management of $4,131 million (2019: $4,084 million), Capital Markets of $63 million (2019: $77 million), and Canadian Personal and Business Banking of $7 million (2019: $7 million).

CIBC 2020 ANNUAL REPORT	151

Consolidated financial statements

Software and other intangible assets

The carrying amount of indefinite-lived intangible assets is provided in the following table:

$ millions, as at or for the year ended October 31		Contract based (1)	Brand name (2)	Total
2020	Balance at beginning of year	$116	$26	$142
	Foreign currency translation adjustments	–	–	–
	Balance at end of year	$116	$26	$142
2019	Balance at beginning of year	$116	$26	$142
	Foreign currency translation adjustments	–	–	–
	Balance at end of year	$116	$26	$142

(1)	Represents management contracts purchased as part of past acquisitions.
(2)	Acquired as part of the CIBC FirstCaribbean acquisition.

The components of finite-lived software and other intangible assets are as follows:

$ millions, as at or for the year ended October 31		Software (1)	Core deposit intangibles (2)	Contract based (3)	Customer relationships (4)	Total
2020	Gross carrying amount
	Balance at beginning of year	$3,052	$611	$38	$322	$4,023
	Additions	481	–	–	–	481
	Disposals (5)	(28)	–	–	(69)	(97)
	Adjustments (6)	3	8	(16)	4	(1)
	Balance at end of year	$3,508	$619	$22	$257	$4,406
2019	Balance at end of year	$3,052	$611	$38	$322	$4,023
2020	Accumulated amortization
	Balance at beginning of year	$1,631	$389	$11	$165	$2,196
	Amortization and impairment (5)	371	64	5	36	476
	Disposals (5)	(20)	–	–	(68)	(88)
	Adjustments (6)	1	4	(4)	2	3
	Balance at end of year	$1,983	$457	$12	$135	$2,587
2019	Balance at end of year	$1,631	$389	$11	$165	$2,196
	Net book value
	As at October 31, 2020	$1,525	$162	$10	$122	$1,819
	As at October 31, 2019	$1,421	$222	$27	$157	$1,827

(1)	Includes $620 million (2019: $515 million) of work-in-progress not subject to amortization.
(2)	Acquired as part of the acquisitions of CIBC FirstCaribbean and The PrivateBank.
(3)	Represents a combination of management contracts purchased as part of past acquisitions including The PrivateBank and Geneva Advisors in 2017, as well as LGA and Cleary Gull in 2019.
(4)	Represents customer relationships associated with past acquisitions including The PrivateBank and Geneva Advisors in 2017, and LGA in 2019.
(5)	Includes write-offs of fully amortized assets.
(6)

Includes foreign currency translation adjustments and reclassification of certain contract-based assets to right-of-use assets in Property and equipment as a result of our adoption of IFRS 16 on November 1, 2019.

Net additions and disposals of gross carrying amount during the year were: Canadian Personal and Business Banking net additions of $1 million (2019: net disposals of $12 million); Canadian Commercial Banking and Wealth Management net disposals of nil (2019: net disposals of nil); U.S. Commercial Banking and Wealth Management net disposals of $8 million (2019: net additions of $10 million); Capital Markets net disposals of nil (2019: net disposals of $1 million); and Corporate and Other net additions of $459 million (2019: net additions of $81 million).

Note 10	Other assets

$ millions, as at October 31	2020	2019
Accrued interest receivable	$1,317	$1,414
Defined benefit asset (Note 19)	247	175
Precious metals (1)	2,731	1,815
Brokers’ client accounts	9,153	5,471
Current tax receivable	2,201	3,542
Other prepayments	557	745
Derivative collateral receivable	4,950	6,185
Accounts receivable	519	759
Other (2)	1,533	717
	$23,208	$20,823

(1)	Includes gold and silver bullion that are measured at fair value using unadjusted market prices quoted in active markets.
(2)

Includes investments in subleases of $749 million as at October 31, 2020, related to certain subleases we have re-assessed as finance subleases as part of the adoption of IFRS 16. For the year ended October 31, 2020, finance income related to our investment in sublease was $53 million. Future lease payments receivable are $506 million over the next five years, and $838 million thereafter until expiry of the subleases.

152	CIBC 2020 ANNUAL REPORT

Consolidated financial statements

Note 11	Deposits(1)(2)

$ millions, as at October 31	Payable on demand (3)	Payable after notice (4)	Payable on a fixed date (5)(6)	2020 Total	2019 Total
Personal	$13,704	$132,152	$56,296	$202,152	$178,091
Business and government (7)	85,604	82,477	143,345	311,426	257,502
Bank	6,837	126	10,048	17,011	11,224
Secured borrowings (8)	–	–	40,151	40,151	38,895
	$106,145	$214,755	$249,840	$570,740	$485,712
Comprises:
Held at amortized cost				$557,321	$475,254
Designated at fair value				13,419	10,458
				$570,740	$485,712
Total deposits include (9):
Non-interest-bearing deposits
Canada				$71,122	$51,880
U.S.				13,833	7,876
Other international				5,798	4,647
Interest-bearing deposits
Canada				389,439	344,756
U.S.				66,399	56,844
Other international				24,149	19,709
				$570,740	$485,712

(1)	Includes deposits of $185.2 billion (2019: $152.8 billion) denominated in U.S. dollars and deposits of $30.2 billion (2019: $30.0 billion) denominated in other foreign currencies.
(2)	Net of purchased notes of $3,063 million (2019: $2,930 million).
(3)	Includes all deposits for which we do not have the right to require notice of withdrawal. These deposits are generally chequing accounts.
(4)	Includes all deposits for which we can legally require notice of withdrawal. These deposits are generally savings accounts.
(5)	Includes all deposits that mature on a specified date. These deposits are generally term deposits, guaranteed investment certificates, and similar instruments.
(6)

Includes $19,925 million (2019: $8,986 million) of deposits which are subject to the bank recapitalization (bail-in) conversion regulations issued by the Department of Finance (Canada). These regulations provide certain statutory powers to the Canada Deposit Insurance Corporation (CDIC), including the ability to convert specified eligible shares and liabilities of CIBC into common shares in the event that CIBC is determined to be non-viable.

(7)	Includes $303 million (2019: $302 million) of Notes issued to CIBC Capital Trust.
(8)	Comprises liabilities issued by or as a result of activities associated with the securitization of residential mortgages, covered bond programme, and consolidated securitization vehicles.
(9)	Classification is based on geographical location of the CIBC office.

Note 12	Other liabilities

$ millions, as at October 31	2020	2019
Accrued interest payable	$1,200	$1,438
Defined benefit liability (Note 19)	676	737
Gold and silver certificates	133	114
Brokers’ client accounts	5,303	4,940
Derivative collateral payable	4,772	3,823
Negotiable instruments	1,110	991
Accrued employee compensation and benefits	2,174	2,281
Accounts payable and accrued expenses	2,153	2,062
Other (1)	4,613	2,645
	$22,134	$19,031

(1)

Includes the carrying value of our lease liabilities, which was $1,866 million as at October 31, 2020, relating to our adoption of IFRS 16 in the current year. See Note 8 for additional details on the IFRS 16 transition. The carrying value includes $302 million related to leases that were previously classified as finance leases under IAS 17. The undiscounted cash flows related to the contractual maturity of our lease liabilities is $354 million for the period less than 1 year, $1,111 million between years 1-5, and $706 million thereafter until expiry of the leases. During the year ended October 31, 2020, interest expense on lease liabilities was $60 million.

Note 13	Derivative instruments

As described in Note 1, in the normal course of business, we use various derivative instruments for both trading and ALM purposes. These derivatives limit, modify or give rise to varying degrees and types of risk.

$ millions, as at October 31		2020		2019
	Assets	Liabilities	Assets	Liabilities
Trading (Note 3)	$31,356	$29,392	$22,738	$23,799
ALM (Note 3) (1)	1,374	1,116	1,157	1,314
	$32,730	$30,508	$23,895	$25,113

(1)	Comprised of derivatives that qualify for hedge accounting under IAS 39 and derivatives used for economic hedges.

CIBC 2020 ANNUAL REPORT	153

Consolidated financial statements

Derivatives used by CIBC

The majority of our derivative contracts are OTC transactions, which consist of: (i) contracts that are bilaterally negotiated and settled between CIBC and the counterparty to the contract; and (ii) contracts that are bilaterally negotiated and then cleared through a central counterparty (CCP). Bilaterally negotiated and settled contracts are usually traded under a standardized International Swaps and Derivatives Association (ISDA) agreement with collateral posting arrangements between CIBC and its counterparties. Terms are negotiated directly with counterparties and the contracts have industry-standard settlement mechanisms prescribed by ISDA. Centrally cleared contracts are generally bilaterally negotiated and then novated to, and cleared through, a CCP. The industry promotes the use of CCPs to clear OTC trades. The central clearing of derivative contracts generally facilitates the reduction of credit exposures due to the ability to net settle offsetting positions. Consequently, derivative contracts cleared through CCPs generally attract less capital relative to those settled with non-CCPs.

The remainder of our derivative contracts are exchange-traded derivatives, which are standardized in terms of their amounts and settlement dates, and are bought and sold on organized and regulated exchanges. These exchange-traded derivative contracts consist primarily of options and futures.

Interest rate derivatives

Forward rate agreements are OTC contracts that effectively fix a future interest rate for a period of time. A typical forward rate agreement provides that at a pre-determined future date, a cash settlement will be made between the counterparties based upon the difference between a contracted rate and a market rate to be determined in the future, calculated on a specified notional principal amount. No exchange of principal amount takes place. Certain forward rate agreements are bilaterally transacted and then novated and settled through a clearing house which acts as a CCP.

Interest rate swaps are OTC contracts in which two counterparties agree to exchange cash flows over a period of time based on rates applied to a specified notional principal amount. A typical interest rate swap would require one counterparty to pay a fixed market interest rate in exchange for a variable market interest rate determined from time to time, with both calculated on a specified notional principal amount. No exchange of principal amount takes place. Certain interest rate swaps are bilaterally transacted and then novated and settled through a clearing house which acts as a CCP.

Interest rate options are contracts in which one party (the purchaser of an option) acquires from another party (the writer of an option), in exchange for a premium, the right, but not the obligation, to either buy or sell, on a specified future date or within a specified time, a specified financial instrument at a contracted price. The underlying financial instrument has a market price which varies in response to changes in interest rates. Options are transacted in both OTC and exchange-traded markets.

Interest rate futures are standardized contracts transacted on an exchange. They are based upon an agreement to buy or sell a specified quantity of a financial instrument on a specified future date, at a contracted price. These contracts differ from forward rate agreements in that they are in standard amounts with standard settlement dates and are transacted through an exchange.

Foreign exchange derivatives

Foreign exchange forwards are OTC contracts in which one counterparty contracts with another to exchange a specified amount of one currency for a specified amount of a second currency, at a future date or range of dates.

Foreign exchange futures contracts are similar in mechanics to foreign exchange forward contracts except that they are in standard currency amounts with standard settlement dates and are transacted through an exchange.

Foreign exchange swap contracts comprise foreign exchange swaps and cross-currency interest rate swaps. Foreign exchange swaps are transactions in which a currency is simultaneously purchased in the spot market and sold for a different currency in the forward market, or vice versa. Cross-currency interest rate swaps are transactions in which counterparties exchange principal and interest flows in different currencies over a period of time. These contracts are used to manage both currency and interest rate exposures.

Credit derivatives

Credit derivatives are OTC contracts designed to transfer the credit risk in an underlying financial instrument (usually termed as a reference asset) from one counterparty to another. The most common credit derivatives are CDS and certain TRS.

CDS contracts provide protection against the decline in value of a reference asset as a result of specified credit events such as default or bankruptcy. These derivatives are similar in structure to an option whereby the purchaser pays a premium to the seller of the CDS contract in return for payment contingent on the occurrence of a credit event. The protection purchaser has recourse to the protection seller for the difference between the face value of the CDS contract and the fair value of the reference asset at the time of settlement. Neither the purchaser nor the seller under the CDS contract has recourse to the entity that issued the reference asset. Certain CDS contracts are cleared through a CCP.

In credit derivative TRS contracts, one counterparty agrees to pay or receive cash amounts based on the returns of a reference asset, including interest earned on these assets in exchange for amounts that are based on prevailing market funding rates. These cash settlements are made regardless of whether there is a credit event. Upon the occurrence of a credit event, the parties may either exchange cash payments according to the value of the defaulted assets or exchange cash based on the notional amount for physical delivery of the defaulted assets.

Equity derivatives

Equity swaps are OTC contracts in which one counterparty agrees to pay, or receive from the other, cash amounts based on changes in the value of a stock index, a basket of stocks or a single stock in exchange for amounts that are based either on prevailing market funding rates or changes in the value of a different stock index, basket of stocks or a single stock. These contracts generally include payments in respect of dividends.

Equity options give the purchaser of the option, for a premium, the right, but not the obligation, to buy from or sell to the writer of an option, an underlying stock index, basket of stocks, or a single stock at a contracted price. Options are transacted in both OTC and exchange markets.

Equity index futures are standardized contracts transacted on an exchange. They are based on an agreement to pay or receive a cash amount based on the difference between the contracted price level of an underlying stock index and its corresponding market price level at a specified future date. There is generally no actual delivery of stocks that comprise the underlying index. These contracts are in standard amounts with standard settlement dates.

Precious metal and other commodity derivatives

We also transact in other derivative products, including commodity forwards, futures, swaps and options, such as precious metal and energy-related products in both OTC and exchange markets.

154	CIBC 2020 ANNUAL REPORT

Consolidated financial statements

Notional amounts

The notional amounts are not recorded as assets or liabilities, as they represent the face amount of the contract to which a rate or price is applied to determine the amount of cash flows to be exchanged. In most cases, notional amounts do not represent the potential gain or loss associated with market or credit risk of such instruments.

The following table presents the notional amounts of derivative instruments:

$ millions, as at October 31						2020			2019
	Residual term to contractual maturity
	Less than 1 year	1 to 5 years	Over 5 years	Total notional amounts	Trading	ALM (1)	Trading		ALM (1)
Interest rate derivatives
Over-the-counter
Forward rate agreements	$10,175	$3,444	$–	$13,619	$10,593	$3,026	$8,591		$2,480
Centrally cleared forward rate agreements	146,823	2,605	–	149,428	149,428	–	320,118		–
Swap contracts	72,315	138,145	83,576	294,036	264,184	29,852	275,418		40,177
Centrally cleared swap contracts	1,227,733	1,537,632	520,617	3,285,982	2,840,793	445,189	2,780,206		355,846
Purchased options	5,200	4,622	1,120	10,942	9,188	1,754	12,883		2,358
Written options	3,957	4,914	1,265	10,136	9,370	766	14,670		1,011
	1,466,203	1,691,362	606,578	3,764,143	3,283,556	480,587	3,411,886		401,872
Exchange-traded
Futures contracts	185,639	84,020	11	269,670	269,670	–	136,627		2,266
Purchased options	3,059	1	–	3,060	3,060	–	14,616		–
Written options	5,059	1	–	5,060	5,060	–	5,758		–
	193,757	84,022	11	277,790	277,790	–	157,001		2,266
Total interest rate derivatives	1,659,960	1,775,384	606,589	4,041,933	3,561,346	480,587	3,568,887		404,138
Foreign exchange derivatives
Over-the-counter
Forward contracts	1,058,942	18,898	2,334	1,080,174	1,071,423	8,751	892,117		12,840
Swap contracts	117,017	266,263	145,735	529,015	486,689	42,326	398,262		45,510
Purchased options	16,857	2,102	49	19,008	19,008	–	19,285		–
Written options	20,792	1,877	14	22,683	22,229	454	23,947		–
	1,213,608	289,140	148,132	1,650,880	1,599,349	51,531	1,333,611		58,350
Exchange-traded
Futures contracts	3	–	–	3	3	–	26		–
Total foreign exchange derivatives	1,213,611	289,140	148,132	1,650,883	1,599,352	51,531	1,333,637		58,350
Credit derivatives
Over-the-counter
Credit default swap contracts – protection purchased	16	925	995	1,936	1,907	29	940		102
Centrally cleared credit default swap contracts – protection purchased	58	835	1,691	2,584	2,424	160	973		158
Credit default swap contracts – protection sold	41	362	220	623	614	9	328		50
Centrally cleared credit default swap contracts – protection sold	–	819	490	1,309	1,309	–	181		–
Total credit derivatives	115	2,941	3,396	6,452	6,254	198	2,422		310
Equity derivatives
Over-the-counter	66,888	24,081	810	91,779	86,865	4,914	85,310	(2)	3,347
Exchange-traded	69,675	19,807	342	89,824	89,824	–	89,529		–
Total equity derivatives	136,563	43,888	1,152	181,603	176,689	4,914	174,839		3,347
Precious metal derivatives
Over-the-counter	9,263	418	–	9,681	9,681	–	9,814		–
Exchange-traded	524	–	–	524	524	–	3,235		–
Total precious metal derivatives	9,787	418	–	10,205	10,205	–	13,049		–
Other commodity derivatives
Over-the-counter	13,999	19,309	842	34,150	34,142	8	36,819		–
Centrally cleared commodity derivatives	41	14	–	55	55	–	102		–
Exchange-traded	12,411	6,008	281	18,700	18,700	–	23,086		–
Total other commodity derivatives	26,451	25,331	1,123	52,905	52,897	8	60,007		–
Total notional amount of which:	$3,046,487	$2,137,102	$760,392	$5,943,981	$5,406,743	$537,238	$5,152,841		$466,145
Over-the-counter (3)	2,770,117	2,027,265	759,758	5,557,140	5,019,902	537,238	4,879,964		463,879
Exchange-traded	276,370	109,837	634	386,841	386,841	–	272,877		2,266

(1)	ALM: asset/liability management.
(2)	Restated from amount previously presented.
(3)

For OTC derivatives that are not centrally cleared, $1,984.6 billion (2019: $1,596.7 billion) are with counterparties that have two-way collateral posting arrangements, $44.9 billion (2019: $94.2 billion) are with counterparties that have one-way collateral posting arrangements, and $88.3 billion (2019: $184.8 billion) are with counterparties that have no collateral posting arrangements. Counterparties with whom we have more than insignificant OTC derivative portfolios and one-way collateral posting arrangements are either sovereign entities or supra national financial institutions.

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Risk

In the following sections, we discuss the risks related to the use of derivatives and how we manage these risks.

Market risk

Derivatives are financial instruments where valuation is linked to changes in interest rates, foreign exchange rates, equity, commodity, credit prices or indices. Changes in value as a result of the aforementioned risk factors are referred to as market risk.

Market risk arising from derivative trading activities is managed in order to mitigate risk in line with CIBC’s risk appetite. To manage market risk, we set market risk limits and may enter into hedging transactions.

Credit risk

Credit risk arises from the potential for a counterparty to default on its contractual obligations and the possibility that prevailing market conditions are such that a loss would occur in replacing the defaulted transaction.

We limit the credit risk of OTC derivatives through the use of ISDA master netting agreements, collateral, CCPs and other credit mitigation techniques. We clear eligible derivatives through CCPs in accordance with various global initiatives. Where feasible, we novate existing bilaterally negotiated and settled derivatives to a CCP in an effort to reduce CIBC’s credit risk exposure. We establish counterparty credit limits and limits for CCP exposures based on a counterparty’s creditworthiness and the type of trading relationship with each counterparty (underlying agreements, business volumes, product types, tenors, etc.).

We negotiate netting agreements to contain the build-up of credit exposure resulting from multiple transactions with more active counterparties. Such agreements provide for the simultaneous close-out and netting of all transactions with a counterparty, in the case of a counterparty default. A number of these agreements incorporate a Credit Support Annex, which is a bilateral security agreement that, among other things, provides for the exchange of collateral between parties in the event that one party’s exposure to the other exceeds agreed upon thresholds.

Credit risk on exchange-traded futures and options is limited, as these transactions are standardized contracts executed on established exchanges, whose CCPs assume the obligations of both counterparties. Similarly, swaps that are centrally cleared represent limited credit risk because these transactions are novated to the CCP, which assumes the obligations of the original bilateral counterparty. All exchange-traded and centrally cleared contracts are subject to initial margin and daily settlement of variation margins, designed to protect participants from losses incurred from a counterparty default.

A CVA is determined using the fair value based exposure we have on derivative contracts. We believe that we have made appropriate fair value adjustments to date. The establishment of fair value adjustments involves estimates that are based on accounting processes and judgments by management. We evaluate the adequacy of the fair value adjustments on an ongoing basis. Market and economic conditions relating to derivative counterparties may change in the future, which could result in significant future losses.

The following table summarizes our credit exposure arising from derivatives, which includes the current replacement cost, credit equivalent amount and risk-weighted amount.

In the second quarter of 2020, we adopted the Internal Model Method (IMM) for the determination of the EAD amount for most of our derivatives portfolios. The EAD amount is based on effective expected positive exposure (EEPE) which computes, through simulation, the expected exposures with consideration to the expected movements in underlying risk factor and netting/collateral agreements. It is calculated as EEPE multiplied by the prescribed alpha factor of 1.4 and is reduced by CVA losses. The EAD amount is then multiplied by counterparty risk variables to arrive at the risk-weighted amount. The risk-weighted amount is used in determining the regulatory capital requirements for derivatives.

From the first quarter of 2019 to the second quarter of 2020, the Standardized Approach for Counterparty Credit Risk (SA-CCR) was used in calculating the replacement cost, EAD amount and risk-weighted assets. The current replacement cost was the estimated cost to replace all contracts that have a positive market value, representing an unrealized gain to us. The replacement cost of an instrument was dependent upon its terms relative to prevailing market prices. Replacement cost included the impact of certain collateral amounts and the impact of master netting agreements. The EAD amount was calculated as the sum of replacement cost and the potential future exposure, multiplied by an alpha of 1.4, and was reduced by CVA losses. The potential future exposure was an estimate of the amount by which the current replacement cost could increase over the remaining term of each transaction, based on a formula prescribed by OSFI. Similar to IMM, the EAD amount was then multiplied by counterparty risk variables to arrive at the risk-weighted amount.

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$ millions, as at October 31					2020 (1)					2019
	Current replacement cost (2)			Credit equivalent amount (3)	Risk- weighted amount	Current replacement cost (2)			Credit equivalent amount (3)	Risk- weighted amount
	Trading	ALM	Total			Trading	ALM	Total
Interest rate derivatives
Over-the-counter
Forward rate agreements	$–	$16	$16	$135	$12	$–	$13	$13	$69	$9
Swap contracts	3,974	237	4,211	6,744	2,705	2,503	155	2,658	7,140	2,507
Purchased options (4)	17	6	23	35	26	11	–	11	56	38
Written options (4)	9	–	9	5	2	6	–	6	31	29
	4,000	259	4,259	6,919	2,745	2,520	168	2,688	7,296	2,583
Exchange-traded	–	–	–	309	9	4	–	4	192	5
	4,000	259	4,259	7,228	2,754	2,524	168	2,692	7,488	2,588
Foreign exchange derivatives
Over-the-counter
Forward contracts	851	364	1,215	4,974	1,423	939	4	943	7,136	1,737
Swap contracts	358	481	839	2,324	700	735	4	739	3,546	687
Purchased options (4)	116	1	117	182	65	71	–	71	365	119
Written options (4)	47	–	47	44	20	13	–	13	106	24
	1,372	846	2,218	7,524	2,208	1,758	8	1,766	11,153	2,567
Credit derivatives
Over-the-counter
Credit default swap contracts
– protection purchased	7	9	16	144	21	2	1	3	25	7
– protection sold	10	–	10	13	6	–	–	–	2	2
	17	9	26	157	27	2	1	3	27	9
Equity derivatives
Over-the-counter	275	55	330	3,100	658	265	5	270	4,832	1,018
Exchange-traded	579	–	579	3,929	120	682	–	682	3,593	103
	854	55	909	7,029	778	947	5	952	8,425	1,121
Precious metal derivatives
Over-the-counter	58	–	58	136	55	51	–	51	332	115
Exchange-traded	–	–	–	20	1	4	–	4	171	7
	58	–	58	156	56	55	–	55	503	122
Other commodity derivatives
Over-the-counter	1,293	25	1,318	2,365	866	697	62	759	3,928	1,195
Exchange-traded	3	–	3	1,291	52	9	–	9	1,200	48
	1,296	25	1,321	3,656	918	706	62	768	5,128	1,243
RWA related to non-trade exposures to central counterparties					213					245
RWA related to CVA charge					7,202					6,990
Total derivatives	7,597	1,194	8,791	25,750	14,156	5,992	244	6,236	32,724	14,885

(1)

Effective in the second quarter of 2020, we adopted the IMM approach for CCR for qualifying derivative transactions which impacted the calculation of EAD and risk-weighted assets (RWA). Some derivatives are not eligible for IMM and remain under SA-CCR. Comparative amounts presented have not been restated.

(2)	Current replacement cost reflects the current mark-to-market (MTM) value of derivatives offset by eligible financial collateral, where present.
(3)

Under IMM, effective expected positive exposure (EEPE) is used, which computes through simulation, the expected exposures with consideration to the expected movements in underlying risk factor and netting/collateral agreements. The EAD is calculated as EEPE multiplied by the prescribed alpha factor of 1.4. The EAD under SA-CCR is calculated as the sum of replacement cost and potential future exposure, multiplied by the prescribed alpha factor of 1.4.

(4)	Prior year amounts have been reclassified to conform to the presentation adopted in the current year.

The following table presents the current replacement cost of derivatives by geographic region based on the location of the derivative counterparty:

$ millions, as at October 31				2020				2019
	Canada	U.S.	Other countries	Total	Canada	U.S.	Other countries	Total
Derivative instruments
By counterparty type
Financial institutions	$921	$949	$1,156	$3,026	$534	$1,063	$549	$2,146
Governments	982	–	4	986	891	–	8	899
Corporate	1,823	1,774	1,182	4,779	951	1,017	1,223	3,191
Total derivative instruments	$3,726	$2,723	$2,342	$8,791	$2,376	$2,080	$1,780	$6,236

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Note 14	Designated accounting hedges

Hedge accounting

We apply hedge accounting as part of managing the market risk of certain non-trading portfolios arising from changes due to interest rates, foreign exchange rates, and equity market prices. See the shaded sections in “Non-trading activities” in the MD&A for further information on our risk management strategy for these risks. See Note 13 for further information on the derivatives used by CIBC.

Interest rate risk

The majority of our derivative contracts used to hedge certain exposures to benchmark interest rate risk are interest rate swaps. For fair value hedges, we convert our fixed interest rate exposures from the hedged financial instruments to floating interest rate exposures. For cash flow hedges, we convert certain exposures to cash flow variability from our variable rate instruments to fixed interest rate exposures.

Foreign currency risk

For our fair value hedges, we mainly use various combinations of cross-currency interest rate swaps and interest rate swaps to hedge our exposures to foreign currency risk together with interest rate risk, converting our fixed foreign currency rate exposures to floating functional currency rate exposures.

For our cash flow hedges, the majority of our derivative contracts are used to hedge our exposures to cash flow variability arising from fluctuations in foreign exchange rates, and mainly consist of cross-currency interest rate swaps. We also use foreign exchange forwards and synthetic forwards created from interest rate swaps to hedge certain foreign currency contractual expenses.

For NIFO hedges, we use a combination of foreign denominated deposit liabilities and foreign exchange forwards to manage our foreign currency exposure of our NIFOs with a functional currency other than the Canadian dollar.

Equity price risk

We use cash-settled total return swaps in designated cash flow hedge relationships to hedge changes in CIBC’s share price in respect of certain cash-settled share-based compensation awards. Note 18 provides details on our cash-settled share-based compensation plans.

For the hedge relationships above, hedge effectiveness is assessed at the inception of the hedge relationship and on an ongoing basis, primarily using the dollar offset method. The sources of hedge ineffectiveness are mainly attributed to the following:

•	Utilization of hedging instruments that have a non-zero fair value at the inception of the hedge relationship;
•	Differences in fixed rates, when contractual coupons of the fixed rate hedged items are designated;
•	Differences in the discounting factors between the hedged item and the hedging instruments arising from different rate reset frequencies and timing of cash flows; and
•

Differences in the discount curves to determine the basis adjustments of the hedged items and the fair value of the hedging derivatives, including from the application of OIS and CVA to the valuation of derivatives when they are applicable.

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Designated hedging instruments

The following table provides a summary of financial instruments designated as hedging instruments:

		Notional amount of the hedging instrument (1)(2)	Maturity range			Fair value of the hedging derivatives		Gains (losses) on changes in fair value used for calculating hedge ineffectiveness
$ millions, as at October 31			Less than 1 year	1-5 years	Over 5 years	Assets	Liabilities
2020	Cash flow hedges
	Foreign exchange risk
	Foreign exchange forwards	$–	$–	$–	$–	$–	$–	$–
	Cross-currency interest rate swaps	7,329	3,692	3,637	–	134	161	43
	Interest rate risk
	Interest rate swaps	15,104	6,085	9,019	–	13	–	320
	Equity share price risk
	Equity swaps	1,171	1,012	159	–	5	23	(131)
		$23,604	$10,789	$12,815	$–	$152	$184	$232
	NIFO hedges
	Foreign exchange risk
	Foreign exchange forwards	$247	$247	$–	$–	$–	$–	$(2)
	Deposits (3)	20,409	20,409	–	–	n/a	n/a	(154)
		$20,656	$20,656	$–	$–	$–	$–	$(156)
	Fair value hedges
	Interest rate risk
	Interest rate swaps	$205,518	$61,911	$126,570	$17,037	$170	$194	$(815)
	Foreign exchange / interest rate risk
	Cross-currency interest rate swaps	34,329	2,185	26,689	5,455	795	486	(26)
	Interest rate swaps	17,025	–	14,311	2,714	–	5	66
		$256,872	$64,096	$167,570	$25,206	$965	$685	$(775)
		$301,132	$95,541	$180,385	$25,206	$1,117	$869	$(699)
2019	Cash flow hedges
	Foreign exchange risk
	Foreign exchange forwards	$17	$17	$–	$–	$–	$–	$(7)
	Cross-currency interest rate swaps	6,619	859	5,760	–	104	177	(168)
	Interest rate risk
	Interest rate swaps	18,180	3,122	15,058	–	4	–	193
	Equity share price risk
	Equity swaps	1,203	1,030	173	–	93	–	(1)
		$26,019	$5,028	$20,991	$–	$201	$177	$17
	NIFO hedges
	Foreign exchange risk
	Foreign exchange forwards	$598	$598	$–	$–	$7	$2	$–
	Deposits (3)	17,616	17,616	–	–	n/a	n/a	6
		$18,214	$18,214	$–	$–	$7	$2	$6
	Fair value hedges
	Interest rate risk
	Interest rate swaps	$194,398	$63,723	$114,455	$16,220	$291	$219	$(276)
	Foreign exchange / interest rate risk
	Cross-currency interest rate swaps	34,627	7,226	20,597	6,804	339	682	41
	Interest rate swaps	16,477	2,937	10,158	3,382	155	–	142
		$245,502	$73,886	$145,210	$26,406	$785	$901	$(93)
		$289,735	$97,128	$166,201	$26,406	$993	$1,080	$(70)

(1)

For some hedge relationships, we apply a combination of derivatives to hedge the underlying exposures; therefore, the notional amounts of the derivatives generally exceed the carrying amount of the hedged items.

(2)

As at October 31, 2020, the notional amount of our derivatives in designated hedge accounting relationships that were indexed to U.S. LIBOR and GBP LIBOR, with a maturity date beyond December 31, 2021, was $59 billion. See “Interest Rate Benchmark Reform: Amendments to IFRS 9, IAS 39 and IFRS 7” in Note 1 for details.

(3)	Notional amount represents the principal amount of deposits as at October 31, 2020 and October 31, 2019.
n/a	Not applicable.

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The following table provides the average rate or price of the hedging derivatives:

As at October 31			Average exchange rate (1)		Average fixed interest rate (1)	Average share price
2020	Cash flow hedges
	Foreign exchange risk
	Cross-currency interest rate swaps	AUD – CAD	0.97		n/a	n/a
		EUR – CAD	1.51		n/a	n/a
		GBP – CAD	1.68
	Interest rate risk
	Interest rate swaps		n/a	CAD	1.60%	n/a
			n/a	USD	1.65%	n/a
	Equity share price risk
	Equity swaps		n/a		n/a	$105.11
	NIFO hedges
	Foreign exchange risk
	Foreign exchange forwards	AUD – CAD	0.93		n/a	n/a
		HKD – CAD	0.17		n/a	n/a
	Fair value hedges
	Interest rate risk
	Interest rate swaps		n/a	CAD	1.52%	n/a
	Foreign exchange / interest rate risk
	Cross-currency interest rate swaps	EUR – CAD	1.41		0.12%	n/a
		GBP – CAD	1.65		1.06%	n/a
		USD – CAD	1.36		1.69%	n/a
	Interest rate swaps		n/a	CHF	(0.41)%	n/a
			n/a	EUR	0.00%	n/a
			n/a	GBP	0.71%	n/a
2019	Cash flow hedges
	Foreign exchange risk
	Foreign exchange forwards	USD – CAD	1.32		n/a	n/a
	Cross-currency interest rate swaps	AUD – CAD	0.99		n/a	n/a
		EUR – CAD	1.51		n/a	n/a
		GBP – CAD	1.66		n/a	n/a
		USD – CAD	1.32		n/a	n/a
	Interest rate risk
	Interest rate swaps		n/a	CAD	2.10%	n/a
			n/a	USD	1.62%	n/a
	Equity share price risk
	Equity swaps		n/a		n/a	$108.59
	NIFO hedges
	Foreign exchange risk
	Foreign exchange forwards	AUD – CAD	0.90		n/a	n/a
		HKD – CAD	0.17		n/a	n/a
		USD – CAD	1.31		n/a	n/a
	Fair value hedges
	Interest rate risk
	Interest rate swaps		n/a	CAD	1.93%	n/a
	Foreign exchange / interest rate risk
	Cross-currency interest rate swaps	EUR – CAD	1.30		0.12%	n/a
		GBP – CAD	1.65		1.06%	n/a
		USD – CAD	1.32		1.61%	n/a
	Interest rate swaps		n/a	EUR	0.08%	n/a
			n/a	GBP	0.71%	n/a

(1)	Includes average foreign exchange rates and interest rates relating to significant hedging relationships.
n/a	Not applicable.

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Designated hedged items

The following table provides information on designated hedged items:

		Carrying amount of the hedged item		Accumulated amount of fair value hedge adjustments on the hedged item		Gains (losses) on change in fair value used for calculating hedge ineffectiveness
$ millions, as at or for the year ended October 31		Assets	Liabilities	Assets	Liabilities
2020	Cash flow hedges (1)
	Foreign exchange risk
	Forecasted expenses	n/a	n/a	n/a	n/a	$–
	Deposits	$–	$3,132	n/a	n/a	(44)
	Interest rate risk
	Loans	15,092	–	n/a	n/a	(320)
	Equity share price risk
	Share-based payment	–	1,061	n/a	n/a	131
		$15,092	$4,193	n/a	n/a	$(233)
	NIFO hedges	$20,656	$–	n/a	n/a	$156
	Fair value hedges (2)
	Interest rate risk
	Securities	$33,319	$–	$1,347	$–	$783
	Loans	62,171	–	1,005	–	1,161
	Deposits	–	90,597	–	1,466	(1,019)
	Subordinated indebtedness	–	4,632	–	202	(113)
	Foreign exchange / interest rate risk
	Loans	5	–	–	–	–
	Deposits	–	17,331	–	81	(35)
		$95,495	$112,560	$2,352	$1,749	$777
2019	Cash flow hedges (1)
	Foreign exchange risk
	Forecasted expenses	n/a	n/a	n/a	n/a	$7
	Deposits	$–	$2,860	n/a	n/a	168
	Interest rate risk
	Loans	18,169	–	n/a	n/a	(193)
	Equity share price risk
	Share-based payment	–	1,169	n/a	n/a	1
		$18,169	$4,029	n/a	n/a	$(17)
	NIFO hedges	$18,214	$–	n/a	n/a	$(6)
	Fair value hedges (2)
	Interest rate risk
	Securities	$25,763	$–	$633	$–	$1,013
	Loans	62,987	–	132	–	1,151
	Deposits	–	84,173	–	533	(1,750)
	Subordinated indebtedness	–	3,761	–	89	(137)
	Foreign exchange / interest rate risk
	Loans	6	–	–	–	–
	Deposits	–	17,222	–	57	(180)
		$88,756	$105,156	$765	$679	$97

(1)	As at October 31, 2020, the amount remaining in AOCI related to discontinued cash flow hedges was $134 million (2019: immaterial).
(2)

As at October 31, 2020, the accumulated fair value hedge net asset adjustment remaining on the consolidated balance sheet related to discontinued fair value hedges was $75 million (2019: net liability of $112 million).

n/a	Not applicable.

Hedge accounting gains (losses) in the consolidated statement of comprehensive income

$ millions, for the year ended October 31		Beginning balance of AOCI – hedge reserve (after-tax)	Change in the value of the hedging instrument recognized in OCI (before-tax)	Amount reclassified from accumulated OCI to income (before-tax) (1)	Tax benefit (expense)	Ending balance of AOCI hedge reserve (after-tax)	Hedge ineffectiveness gains (losses) recognized in income
2020	Cash flow hedges
	Foreign exchange risk	$(2)	$4	$(4)	$–	$(2)	$(2)
	Interest rate risk	98	320	(74)	(65)	279	–
	Equity share price risk	17	(131)	104	7	(3)	–
		$113	$193	$26	$(58)	$274	$(2)
	NIFO hedges – foreign exchange risk
	Hedges of net investment in foreign operations	$(1,139)	$(156)	$–	$(46)	$(1,341)	$–
2019	Cash flow hedges
	Foreign exchange risk	$5	$(1)	$(8)	$2	$(2)	$–
	Interest rate risk	(45)	188	6	(51)	98	–
	Equity share price risk	22	(1)	(6)	2	17	–
		$(18)	$186	$(8)	$(47)	$113	$–
	NIFO hedges – foreign exchange risk
	Hedges of net investment in foreign operations	$(1,129)	$6	$–	$(16)	$(1,139)	$–

(1)

During the year ended October 31, 2020, the amount reclassified from AOCI to net income for cash flow hedges of forecasted transactions that were no longer expected to occur was immaterial (2019: immaterial).

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Hedge accounting gains (losses) in the consolidated statement of income

$ millions, for the year ended October 31		Gains (losses) on the hedging instruments	Gains (losses) on the hedged items attributable to hedged risk	Hedge ineffectiveness gains (losses) recognized in income
2020	Fair value hedges
	Interest rate risk	$(815)	$812	$(3)
	Foreign exchange / interest rate risk	40	(35)	5
		$(775)	$777	$2
2019	Fair value hedges
	Interest rate risk	$(276)	$277	$1
	Foreign exchange / interest rate risk	183	(180)	3
		$(93)	$97	$4

Note 15	Subordinated indebtedness

The debt issues included in the table below are outstanding unsecured obligations of CIBC and its subsidiaries and are subordinated to the claims of depositors and other creditors as set out in their terms. Foreign currency denominated indebtedness funds foreign currency denominated assets. All redemptions are subject to regulatory approval.

Terms of subordinated indebtedness

$ millions, as at October 31									2020		2019
				Earliest date redeemable
Interest rate %		Contractual maturity date		At greater of Canada Yield Price (1) and par	At par	Denominated in foreign currency		Par value	Carrying value (2)	Par value	Carrying value (2)
5.75	(3)	July 11, 2024	(4)			TT$175 million		$35	$35	$34	$34
3.42	(5)(6)	January 26, 2026			January 26, 2021			1,000	1,001	1,000	991
3.45	(5)(7)	April 4, 2028			April 4, 2023			1,500	1,568	1,500	1,533
8.70		May 25, 2029	(4)					25	40	25	40
2.95	(5)(8)	June 19, 2029			June 19, 2024			1,500	1,535	1,500	1,494
2.01	(9)	July 21, 2030			July 21, 2025			1,000	1,000	–	–
11.60		January 7, 2031		January 7, 1996				200	214	200	200
10.80		May 15, 2031		May 15, 2021				150	160	150	149
8.70		May 25, 2032	(4)					25	44	25	42
8.70		May 25, 2033	(4)					25	45	25	44
8.70		May 25, 2035	(4)					25	48	25	46
Floating	(10)	July 31, 2084			July 27, 1990	US$44 million	(11)	59	59	85	85
Floating	(12)	August 31, 2085			August 20, 1991	US$13 million	(13)	17	17	23	23
								5,561	5,766	4,592	4,681
Subordinated indebtedness sold short (held) for trading purposes								(54)	(54)	3	3
								$5,507	$5,712	$4,595	$4,684

(1)	Canada Yield Price: a price calculated at the time of redemption to provide a yield to maturity equal to the yield of a Government of Canada bond of appropriate maturity plus a pre-determined spread.
(2)	Carrying values of fixed-rate subordinated indebtedness notes reflect the impact of interest rate hedges in an effective hedge relationship.
(3)

Guaranteed Subordinated Term Notes in Trinidad and Tobago dollars issued on July 11, 2018 by FirstCaribbean International Bank (Trinidad & Tobago) Limited, a subsidiary of CIBC FirstCaribbean, and guaranteed on a subordinated basis by CIBC FirstCaribbean.

(4)	Not redeemable prior to maturity date.
(5)

Debentures are also subject to a non-viability contingent capital (NVCC) provision, necessary for the Debentures to qualify as Tier 2 regulatory capital under Basel III. As such, the Debentures are automatically converted into common shares upon the occurrence of a Trigger Event as described in the capital adequacy guidelines. In such an event, the Debentures are convertible into a number of common shares, determined by dividing 150% of the par value plus accrued and unpaid interest by the average common share price (as defined in the relevant prospectus supplements) subject to a minimum price of $5.00 per share (subject to adjustment in certain events as defined in the relevant prospectus supplements).

(6)	Interest rate is fixed at the indicated rate until the earliest date redeemable at par by CIBC and, thereafter, at a rate of 2.57% above the three-month Canadian dollar bankers’ acceptance rate.
(7)	Interest rate is fixed at the indicated rate until the earliest date redeemable at par by CIBC and, thereafter, at a rate of 1.00% above the three-month Canadian dollar bankers’ acceptance rate.
(8)	Interest rate is fixed at the indicated rate until the earliest date redeemable at par by CIBC and, thereafter, at a rate of 1.18% above the three-month Canadian dollar bankers’ acceptance rate.
(9)	Interest rate is fixed at the indicated rate until the earliest date redeemable at par by CIBC and, thereafter, at a rate of 1.28% above the three-month Canadian dollar bankers’ acceptance rate.
(10)	Interest rate is based on the six-month US$ LIBOR plus 0.25%.
(11)	US$21 million (2019: US$1 million) of this issue was repurchased and cancelled during the year.
(12)	Interest rate is based on the six-month US$ LIBOR plus 0.125%.
(13)	US$4 million (2019: nil) of this issue was repurchased and cancelled during the year.

162	CIBC 2020 ANNUAL REPORT

Consolidated financial statements

Note 16	Common and preferred shares and other equity instruments

The following table presents the number of common and preferred shares outstanding and dividends paid, other equity instruments and distributions paid thereon:

Common and preferred shares outstanding and other equity instruments

$ millions, except number of shares and per share amounts, as at or for the year ended October 31				2020				2019				2018
	Shares outstanding		Dividends and distributions paid		Shares outstanding		Dividends and distributions paid		Shares outstanding		Dividends and distributions paid
	Number of shares	Amount	Amount	$ per share	Number of shares	Amount	Amount	$ per share	Number of shares	Amount	Amount	$ per share
Common shares	446,932,750	$13,892	$2,592	$5.82	445,325,744	$13,589	$2,488	$5.60	442,823,361	$13,242	$2,356	$5.32
Class A Preferred Shares
Series 39	16,000,000	400	15	0.93	16,000,000	400	16	0.96	16,000,000	400	16	0.98
Series 41	12,000,000	300	12	0.97	12,000,000	300	11	0.94	12,000,000	300	11	0.94
Series 43	12,000,000	300	10	0.87	12,000,000	300	11	0.90	12,000,000	300	11	0.90
Series 45	32,000,000	800	35	1.10	32,000,000	800	35	1.10	32,000,000	800	35	1.10
Series 47	18,000,000	450	20	1.13	18,000,000	450	20	1.13	18,000,000	450	16	0.88
Series 49	13,000,000	325	17	1.30	13,000,000	325	13	1.00	–	–	–	–
Series 51	10,000,000	250	13	1.29	10,000,000	250	5	0.53	–	–	–	–
		$2,825	$122			$2,825	$111			$2,250	$89
Treasury shares – common shares	152,579	$16			15,931	$2			3,019	$1
Treasury shares – preferred shares	–	–			–	–			–	–
Other Equity Instruments
Limited recourse capital notes (1)		$750				$–				$–

(1)	See 4.375% Limited Recourse Capital Notes Series 1 (NVCC) (subordinated indebtedness) section below for details.

Common shares

CIBC’s authorized capital consists of an unlimited number of common shares, without nominal or par value.

Common shares issued

$ millions, except number of shares, as at or for the year ended October 31		2020		2019		2018
	Number of shares	Amount	Number of shares	Amount	Number of shares	Amount
Balance at beginning of year	445,341,675	$13,591	442,826,380	$13,243	439,313,303	$12,548
Issuance pursuant to:
Acquisition of The PrivateBank	–	–	–	–	1,689,450	194
Acquisition of Wellington Financial	–	–	–	–	378,848	47
Equity-settled share-based compensation plans (1)	823,502	87	511,567	52	999,675	95
Shareholder investment plan (2)	1,534,320	144	1,777,738	194	2,880,782	337
Employee share purchase plan	1,457,784	140	1,213,078	131	1,044,893	123
	449,157,281	$13,962	446,328,763	$13,620	446,306,951	$13,344
Purchase of common shares for cancellation	(2,208,600)	(68)	(1,000,000)	(30)	(3,500,000)	(104)
Treasury shares	136,648	14	12,912	1	19,429	3
Balance at end of year (3)	447,085,329	$13,908	445,341,675	$13,591	442,826,380	$13,243

(1)	Includes the settlement of contingent consideration related to prior acquisitions.
(2)

Commencing with the dividends paid on April 27, 2018, the shares for the Dividend Reinvestment Option and the Stock Dividend Option of the Shareholder Investment Plan (the Plan) were issued from Treasury without discount. Prior to this, these shares were issued at a 2% discount from average market price. The participants in the Share Purchase Option of the Plan continue to receive shares issued from Treasury with no discount.

(3)	Excludes nil restricted shares as at October 31, 2020 (2019: nil; 2018: 60,764).

Common shares reserved for issue

As at October 31, 2020, 14,996,337 common shares (2019: 15,310,806) were reserved for future issue pursuant to stock option plans, 12,848,784 common shares (2019: 14,383,104) were reserved for future issue pursuant to the Shareholder Investment Plan, 8,183,815 common shares (2019: 9,772,134) were reserved for future issue pursuant to the ESPP and other activities, and 2,246,208,750 common shares (2019: 1,789,893,750) were reserved for future issue pursuant to instruments which include an NVCC provision requiring conversion into common shares upon the occurrence of a Trigger Event as described in the capital adequacy guidelines.

Normal course issuer bid

Our normal course issuer bid (NCIB) expired on June 3, 2020. During the year, we purchased and cancelled 2,208,600 common shares under the current bid at an average price of $106.03 for a total amount of $234 million.

On March 13, 2020, OSFI announced that it expects all federally regulated financial institutions to cease dividend increases and share buybacks for the time being, in order to ensure that the additional capital available is used to support Canadian lending activities.

The following table shows common shares purchased and cancelled under previously expired NCIBs.

$ millions, except number of shares, as at or for the year ended October 31		2020		2019		2018
TSX approval date	Number of shares	Amount	Number of shares	Amount	Number of shares	Amount
May 31, 2018 (1)	–	$–	–	$–	3,500,000	$417

(1)	Common shares were repurchased at an average price of $119.22 under this NCIB.

CIBC 2020 ANNUAL REPORT	163

Consolidated financial statements

Preferred shares and other equity instruments

CIBC is authorized to issue an unlimited number of Class A Preferred Shares and Class B Preferred Shares without nominal or par value, issuable in series, provided that, for each class of preferred shares, the maximum aggregate consideration for all outstanding shares, at any time does not exceed $10 billion. There are no Class B Preferred Shares currently outstanding.

Preferred share and other equity instruments rights and privileges

Class A Preferred Shares

Each series of Class A Preferred Shares bears quarterly non-cumulative dividends. Non-cumulative Rate Reset Class A Preferred Shares Series 39, 41, 43, 45, 47, 49, and 51 (NVCC) are redeemable, subject to regulatory approval if required, for cash by CIBC on or after the specified redemption dates at the cash redemption prices indicated in the terms of the preferred shares.

Non-cumulative Rate Reset Class A Preferred Shares Series 39 (NVCC) (Series 39 shares)

On June 11, 2014, we issued 16 million Series 39 shares with a par value of $25.00 per share, for gross proceeds of $400 million. For the initial five-year period to the earliest redemption date of July 31, 2019, the Series 39 shares paid quarterly cash dividends, as declared, at a rate of 3.90%. The dividend was reset to 3.713%, payable quarterly as and when declared by the Board, effective for the five-year period commencing July 31, 2019. On July 31, 2024, and on July 31 every five years thereafter, the dividend rate will reset to be equal to the then current five-year Government of Canada bond yield plus 2.32%.

Holders of the Series 39 shares had the right to convert their shares on a one-for-one basis into Non-cumulative Floating Rate Class A Preferred Shares Series 40 (NVCC) (Series 40 shares), subject to certain conditions, on July 31, 2019. As the conditions for conversion were not met, no Series 40 shares were issued, and all of the Series 39 shares remain outstanding. Holders of the Series 39 shares will have the right to convert their shares on a one-for-one basis into Series 40 shares, subject to certain conditions, on July 31, 2024 and on July 31 every five years thereafter. Holders of the Series 40 shares will be entitled to receive a quarterly floating rate dividend, if declared, equal to the three-month Government of Canada Treasury Bill yield plus 2.32%. Holders of the then outstanding Series 40 shares may convert their shares on a one-for-one basis into Series 39 shares, subject to certain conditions, on July 31, 2029 and on July 31 every five years thereafter.

Subject to regulatory approval and certain provisions of the shares, we may redeem all or any part of the then outstanding Series 39 shares at par on July 31, 2024, and on July 31 every five years thereafter; we may redeem all or any part of the then outstanding Series 40 shares at par on July 31, 2029, and on July 31 every five years thereafter.

Non-cumulative Rate Reset Class A Preferred Shares Series 41 (NVCC) (Series 41 shares)

On December 16, 2014, we issued 12 million Series 41 shares with a par value of $25.00 per share, for gross proceeds of $300 million. For the initial five-year period to the earliest redemption date of January 31, 2020, the Series 41 shares paid quarterly cash dividends, as declared, at a rate of 3.75%. The dividend was reset to 3.909%, payable quarterly as and when declared by the Board, effective for the five-year period commencing January 31, 2020. On January 31, 2025, and on January 31 every five years thereafter, the dividend rate will reset to be equal to the then current five-year Government of Canada bond yield plus 2.24%.

Holders of the Series 41 shares had the right to convert their shares on a one-for-one basis into Non-cumulative Floating Rate Class A Preferred Shares Series 42 (NVCC) (Series 42 shares), subject to certain conditions, on January 31, 2020. As the conditions for conversion were not met, no Series 42 shares were issued, and all of the Series 41 shares remain outstanding. Holders of the Series 41 shares will have the right to convert their shares on a one-for-one basis into Series 42 shares, subject to certain conditions, on January 31, 2025 and on January 31 every five years thereafter. Holders of the Series 42 shares will be entitled to receive a quarterly floating rate dividend, if declared, equal to the three-month Government of Canada Treasury Bill yield plus 2.24%. Holders of the then outstanding Series 42 shares may convert their shares on a one-for-one basis into Series 41 shares, subject to certain conditions, on January 31, 2030 and on January 31 every five years thereafter.

Subject to regulatory approval and certain provisions of the shares, we may redeem all or any part of the then outstanding Series 41 shares at par on January 31, 2025 and on January 31 every five years thereafter; we may redeem all or any part of the then outstanding Series 42 shares at par on January 31, 2030 and on January 31 every five years thereafter.

Non-cumulative Rate Reset Class A Preferred Shares Series 43 (NVCC) (Series 43 shares)

On March 11, 2015, we issued 12 million Series 43 shares with a par value of $25.00 per share, for gross proceeds of $300 million. For the initial five-year period to the earliest redemption date of July 31, 2020, the Series 43 shares paid quarterly cash dividends, as declared, at a rate of 3.60%. The dividend was reset to 3.143%, payable quarterly as and when declared by the Board, effective for the five-year period commencing July 31, 2020. On July 31, 2025, and on July 31 every five years thereafter, the dividend rate will reset to be equal to the then current five-year Government of Canada bond yield plus 2.79%.

Holders of the Series 43 shares had the right to convert their shares on a one-for-one basis into Non-cumulative Floating Rate Class A Preferred Shares Series 44 (NVCC) (Series 44 shares), subject to certain conditions, on July 31, 2020. As the conditions for conversion were not met, no Series 44 shares were issued, and all of the Series 43 shares remain outstanding. Holders of the Series 43 shares will have the right to convert their shares on a one-for-one basis into Series 44 shares, subject to certain conditions, on July 31, 2025 and on July 31 every five years thereafter. Holders of the Series 44 shares will be entitled to receive a quarterly floating rate dividend, if declared, equal to the three-month Government of Canada Treasury Bill yield plus 2.79%. Holders of the then outstanding Series 44 shares may convert their shares on a one-for-one basis into Series 43 shares, subject to certain conditions, on July 31, 2030 and on July 31 every five years thereafter.

Subject to regulatory approval and certain provisions of the shares, we may redeem all or any part of the then outstanding Series 43 shares at par on July 31, 2025 and on July 31 every five years thereafter; we may redeem all or any part of the then outstanding Series 44 shares at par on July 31, 2030 and on July 31 every five years thereafter.

Non-cumulative Rate Reset Class A Preferred Shares Series 45 (NVCC) (Series 45 shares)

On June 2, 2017, we issued 32 million Series 45 shares with a par value of $25.00 per share, for gross proceeds of $800 million. For the initial five-year period to the earliest redemption date of July 31, 2022, the Series 45 shares pay quarterly cash dividends, as declared, at a rate of 4.40%. On July 31, 2022, and on July 31 every five years thereafter, the dividend rate will reset to be equal to the then current five-year Government of Canada bond yield plus 3.38%.

Holders of the Series 45 shares will have the right to convert their shares on a one-for-one basis into Non-cumulative Floating Rate Class A Preferred Shares Series 46 (NVCC) (Series 46 shares), subject to certain conditions, on July 31, 2022 and on July 31 every five years thereafter. Holders of the Series 46 shares will be entitled to receive a quarterly floating rate dividend, if declared, equal to the three-month Government of Canada Treasury Bill yield plus 3.38%. Holders of the then outstanding Series 46 shares may convert their shares on a one-for-one basis into Series 45 shares, subject to certain conditions, on July 31, 2027 and on July 31 every five years thereafter.

164	CIBC 2020 ANNUAL REPORT

Consolidated financial statements

Subject to regulatory approval and certain provisions of the shares, we may redeem all or any part of the then outstanding Series 45 shares at par on July 31, 2022 and on July 31 every five years thereafter; we may redeem all or any part of the then outstanding Series 46 shares at par on July 31, 2027 and on July 31 every five years thereafter.

Non-cumulative Rate Reset Class A Preferred Shares Series 47 (NVCC) (Series 47 shares)

On January 18, 2018, we issued 18 million Non-cumulative Rate Reset Class A Preferred Shares Series 47 (NVCC) (Series 47 shares) with a par value of $25.00 per share, for gross proceeds of $450 million. For the initial five-year period to the earliest redemption date of January 31, 2023, the Series 47 shares pay quarterly cash dividends, as declared, at a rate of 4.50%. On January 31, 2023, and on January 31 every five years thereafter, the dividend rate will reset to be equal to the then current five-year Government of Canada bond yield plus 2.45%.

Holders of the Series 47 shares will have the right to convert their shares on a one-for-one basis into Non-cumulative Floating Rate Class A Preferred Shares Series 48 (NVCC) (Series 48 shares), subject to certain conditions, on January 31, 2023 and on January 31 every five years thereafter. Holders of the Series 48 shares will be entitled to receive a quarterly floating rate dividend, if declared, equal to the three-month Government of Canada Treasury Bill yield plus 2.45%. Holders of the then outstanding Series 48 shares may convert their shares on a one-for-one basis into Series 47 shares, subject to certain conditions, on January 31, 2028 and on January 31 every five years thereafter.

Subject to regulatory approval and certain provisions of the shares, we may redeem all or any part of the then outstanding Series 47 shares at par on January 31, 2023 and on January 31 every five years thereafter; we may redeem all or any part of the then outstanding Series 48 shares at par on January 31, 2028 and on January 31 every five years thereafter.

Non-cumulative Rate Reset Class A Preferred Shares Series 49 (NVCC) (Series 49 shares)

On January 22, 2019, we issued 13 million Non-cumulative Rate Reset Class A Preferred Shares Series 49 (NVCC) (Series 49 shares) with a par value of $25.00 per share, for gross proceeds of $325 million. For the initial five-year period to the earliest redemption date of April 30, 2024, the Series 49 shares pay quarterly cash dividends, as declared, at a rate of 5.20%. On April 30, 2024, and on April 30 every five years thereafter, the dividend rate will reset to be equal to the then current five-year Government of Canada bond yield plus 3.31%.

Holders of the Series 49 shares will have the right to convert their shares on a one-for-one basis into Non-cumulative Floating Rate Class A Preferred Shares Series 50 (NVCC) (Series 50 shares), subject to certain conditions, on April 30, 2024 and on April 30 every five years thereafter. Holders of the Series 50 shares will be entitled to receive a quarterly floating rate dividend, if declared, equal to the three-month Government of Canada Treasury Bill yield plus 3.31%. Holders of the then outstanding Series 50 shares may convert their shares on a one-for-one basis into Series 49 shares, subject to certain conditions, on April 30, 2029 and on April 30 every five years thereafter.

Subject to regulatory approval and certain provisions of the shares, we may redeem all or any part of the then outstanding Series 49 shares at par on April 30, 2024 and on April 30 every five years thereafter; we may redeem all or any part of the then outstanding Series 50 shares at par on April 30, 2029 and on April 30 every five years thereafter.

Non-cumulative Rate Reset Class A Preferred Shares Series 51 (NVCC) (Series 51 shares)

On June 4, 2019, we issued 10 million Non-cumulative Rate Reset Class A Preferred Shares Series 51 (NVCC) (Series 51 shares) with a par value of $25.00 per share, for gross proceeds of $250 million. For the initial five-year period to the earliest redemption date of July 31, 2024, the Series 51 shares pay quarterly cash dividends, as declared, at a rate of 5.15%. On July 31, 2024, and on July 31 every five years thereafter, the dividend rate will reset to be equal to the then current five-year Government of Canada bond yield plus 3.62%.

Holders of the Series 51 shares will have the right to convert their shares on a one-for-one basis into Non-cumulative Floating Rate Class A Preferred Shares Series 52 (NVCC) (Series 52 shares), subject to certain conditions, on July 31, 2024 and on July 31 every five years thereafter. Holders of the Series 52 shares will be entitled to receive a quarterly floating rate dividend, if declared, equal to the three-month Government of Canada Treasury Bill yield plus 3.62%. Holders of the then outstanding Series 52 shares may convert their shares on a one-for-one basis into Series 51 shares, subject to certain conditions, on July 31, 2029 and on July 31 every five years thereafter.

Subject to regulatory approval and certain provisions of the shares, we may redeem all or any part of the then outstanding Series 51 shares at par on July 31, 2024 and on July 31 every five years thereafter; we may redeem all or any part of the then outstanding Series 52 shares at par on July 31, 2029 and on July 31 every five years thereafter.

4.375% Limited Recourse Capital Notes Series 1 (NVCC) (subordinated indebtedness) (the Notes)

On September 16, 2020 we issued $750 million principal amount of 4.375% Limited Recourse Capital Notes Series 1 (NVCC) (subordinated indebtedness). The Notes mature on October 28, 2080, and bear interest at a fixed rate of 4.375% per annum (paid semi-annually) until October 28, 2025. Starting on October 28, 2025, and every 5 years thereafter until October 28, 2075, the interest rate will be reset to the then current five-year Government of Canada bond yield plus 4.000% per annum.

Concurrently with the issuance of the Notes, we issued Non-Cumulative 5-Year Fixed Rate Reset Class A Preferred Shares Series 53 (NVCC) (the Series 53 Preferred Shares) which are held in a newly formed trust (the Limited Recourse Trust) that is consolidated by CIBC and as a result the Series 53 Preferred Shares are eliminated in CIBC’s consolidated financial statements. In the event of non-payment by CIBC of the principal amount of, interest on, or redemption price for, the Notes when due, the sole remedy of each Note holder is limited to that holder’s proportionate share of the Series 53 Preferred Shares held in the Limited Recourse Trust.

Subject to regulatory approval we may redeem the Notes, in whole or in part, every five years during the period from September 28 to and including October 28, commencing in 2025, at par.

The Notes and the Series 53 Preferred Shares carry standard NVCC provisions necessary for them to qualify as Tier 1 regulatory capital under Basel III (see “NVCC conversion mechanics” below). Upon the occurrence of a Trigger Event, each Series 53 Preferred Share held in the Limited Recourse Trust will automatically and immediately be converted without the consent of Note holders into a variable number of common shares which will be delivered to Note holders in satisfaction of the principal amount of, and accrued and unpaid interest on, all of the Notes. All claims of Note holders against CIBC under the Notes will be extinguished upon receipt of such common shares.

The Notes are compound instruments with both equity and liability features as payments of interest and principal in cash are made at our discretion as the sole recourse of each Note holder in the event of non-payment will be limited to that holder’s proportionate share of the Series 53 Preferred Shares held in the Limited Recourse Trust. The liability component of the Notes has a nominal value and, as a result, the full proceeds received upon the issuance of the Notes have been presented as equity and any interest payments paid thereon are accounted for as equity distributions.

CIBC 2020 ANNUAL REPORT	165

Consolidated financial statements

NVCC conversion mechanics

Each series of Class A preferred shares discussed above are subject to an NVCC provision, necessary for the shares to qualify as regulatory capital under Basel III. As such, the shares are automatically converted into common shares upon the occurrence of a “Trigger Event”. As described in the Capital Adequacy Guidelines, a Trigger Event occurs when OSFI determines the bank is or is about to become non-viable and, if after conversion of all contingent instruments and consideration of any other relevant factors or circumstances, it is reasonably likely that its viability will be restored or maintained; or if the bank has accepted or agreed to accept a capital injection or equivalent support from a federal or provincial government, without which OSFI would have determined the bank to be non-viable. Each such share is convertible into a number of common shares, determined by dividing the par value of $25.00 ($1,000 in the case of the Series 53 Preferred Shares) plus declared and unpaid dividends (except for the Series 53 Preferred Shares while held in the Limited Recourse Trust) by the average common share price (as defined in the relevant prospectus supplement) subject to a minimum price of $5.00 per share (subject to adjustment in certain events as defined in the relevant prospectus supplement). We have recorded the Series 39, Series 41, Series 43, Series 45, Series 47, Series 49, and Series 51 shares as equity.

Terms of Class A Preferred Shares

Outstanding as at October 31, 2020	Quarterly dividends per share (1)	Earliest specified redemption date	Cash redemption price per share
Series 39	$0.232063	July 31, 2024	$25.00
Series 41	$0.244313	January 31, 2025	$25.00
Series 43	$0.196438	July 31, 2025	$25.00
Series 45	$0.275000	July 31, 2022	$25.00
Series 47	$0.281250	January 31 2023	$25.00
Series 49	$0.325000	April 30, 2024	$25.00
Series 51	$0.321875	July 31, 2024	$25.00

(1)	Quarterly dividends may be adjusted depending on the timing of issuance or redemption.

Restrictions on the payment of dividends

Under Section 79 of the Bank Act (Canada), a bank, including CIBC, is prohibited from declaring or paying any dividends on its preferred or common shares if there are reasonable grounds for believing that the bank is, or the payment would cause it to be, in contravention of any capital adequacy or liquidity regulation or any direction to the bank made by OSFI.

In conjunction with OSFI’s March 13, 2020 announcement to decrease the Domestic Stability Buffer to 1.0%, OSFI also announced that it expects all federally regulated financial institutions to cease dividend increases and share buybacks for the time being, in order to ensure that the additional capital available is used to support Canadian lending activities.

In addition, our ability to pay common share dividends is also restricted by the terms of the outstanding preferred shares. These terms provide that we may not pay dividends on our common shares at any time without the approval of holders of the outstanding preferred shares, unless all dividends to preferred shareholders that are then payable have been declared and paid or set apart for payment. Our Series 53 Preferred Shares, further limit the payment of dividends on the outstanding Class A Preferred Shares Series 39 to 51 in certain limited circumstances.

We have agreed that if CIBC Capital Trust fails to pay any interest payments on its $300 million of CIBC Tier 1 Notes – Series B, due June 30, 2108, we will not declare dividends of any kind on any of our preferred or common shares for a specified period of time. For additional details see Note 17.

Currently, these limitations do not restrict the payment of dividends on our preferred or common shares.

Capital

Objectives, policy and procedures

Our overall capital management objective is to employ a strong and efficient capital base. We manage capital in accordance with a capital policy approved by the Board, which includes specific guidelines that relate to capital strength, capital mix, dividends and return of capital, and the unconsolidated capital adequacy of regulated entities. Capital is monitored continuously for compliance.

Each year, a Capital Plan and three-year outlook are established as a part of the financial plan, and they encompass all material elements of capital: forecasts of sources and uses of capital including earnings, dividends, business growth, and corporate initiatives, as well as maturities, redemptions, and issuances of capital instruments. The Capital Plan is stress-tested to ensure that it is sufficiently robust under severe but plausible stress scenarios. The level of capital and capital ratios are monitored throughout the year including a comparison to the Capital Plan. There were no significant changes made to the objectives, policy, guidelines and procedures during the year.

Regulatory capital requirements under Basel III

Our regulatory capital requirements are determined in accordance with guidelines issued by OSFI, which are based on the capital standards developed by the Basel Committee on Banking Supervision (BCBS).

CIBC has been designated by OSFI as a D-SIB in Canada, and is subject to a CET1 surcharge equal to 1.0% of RWA. OSFI also currently expects D-SIBs to hold a Domestic Stability Buffer. On March 13, 2020, OSFI announced an immediate reduction in the Domestic Stability Buffer from 2.0% to 1.0%. This results in current targets, including all buffer requirements, for CET1, Tier 1 and Total capital ratios of 9.0%, 10.5%, and 12.5%, respectively. These targets may be higher for certain institutions at OSFI’s discretion.

166	CIBC 2020 ANNUAL REPORT

Consolidated financial statements

Regulatory capital and ratios

Regulatory capital under Basel III consists of CET1, Tier 1 and Tier 2 capital.

CET1 capital includes common shares, retained earnings, AOCI (excluding AOCI relating to cash flow hedges and changes to FVO liabilities attributable to changes in own credit risk), and qualifying instruments issued by a consolidated banking subsidiary to third parties, less regulatory adjustments for items such as goodwill and other intangible assets (net of related deferred tax liabilities), certain deferred tax assets, net assets related to defined benefit pension plans as reported on our consolidated balance sheet (net of related deferred tax liabilities), and certain investments. Additional Tier 1 (AT1) capital primarily includes NVCC preferred shares, Limited Recourse Capital Notes, qualifying instruments issued by a consolidated subsidiary to third parties, and non-qualifying innovative Tier 1 notes subject to phase-out rules for capital instruments. Tier 2 capital includes NVCC subordinated indebtedness, non-qualifying subordinated indebtedness subject to phase-out rules for capital instruments, eligible collective allowance under the standardized approach, and qualifying instruments issued by a consolidated subsidiary to third parties.

Our capital ratios and leverage ratio are presented in the table below:

$ millions, as at October 31		2020	2019
CET1 capital (1)		$30,876	$27,707
Tier 1 capital	A	34,775	30,851
Total capital		40,969	35,854

Total RWA		254,871	239,863

CET1 ratio		12.1%	11.6%
Tier 1 capital ratio		13.6%	12.9%
Total capital ratio		16.1%	15.0%
Leverage ratio exposure	B	$741,760	$714,343
Leverage ratio	A/B	4.7%	4.3%

(1)

Beginning in the second quarter of 2020, includes the impact of the ECL transitional arrangement announced by OSFI on March 27, 2020. The transitional arrangement results in a portion of ECL allowances that would otherwise be included in Tier 2 capital qualifying for inclusion in CET1 capital. The amount is subject to certain adjustments and limitations until 2022.

During the years ended October 31, 2020 and 2019, we have complied with OSFI’s regulatory capital requirements.

Note 17	Capital Trust securities

CIBC Capital Trust is a trust wholly owned by CIBC and established under the laws of the Province of Ontario. CIBC Capital Trust has $300 million outstanding of CIBC Tier 1 Notes – Series B, due June 30, 2108 (the Notes), redeemable on or after June 30, 2014 at the Canada Yield Price; redeemable at par on June 30, 2039. CIBC Capital Trust is not consolidated by CIBC and the senior deposit notes issued by CIBC to CIBC Capital Trust are reported as Deposits – Business and government on the consolidated balance sheet.

The Notes were structured to achieve Tier 1 regulatory capital treatment and, as such, have features of equity capital, including the deferral of cash interest under certain circumstances (Deferral Events). In the case of a Deferral Event, holders of the Notes will be required to invest interest paid on the Notes in our perpetual preferred shares. Should CIBC Capital Trust fail to pay the semi-annual interest payments on the Notes in full, we will not declare dividends of any kind on any of our preferred or common shares for a specified period of time.

In addition, the Notes will be automatically exchanged for our perpetual preferred shares upon the occurrence of any one of the following events: (i) proceedings are commenced for our winding-up; (ii) OSFI takes control of us or our assets; (iii) we or OSFI are of the opinion that our Tier 1 capital ratio is less than 5% or our Total capital ratio is less than 8%; or (iv) OSFI directs us pursuant to the Bank Act (Canada) to increase our capital or provide additional liquidity and we elect such automatic exchange or we fail to comply with such direction. Upon such automatic exchange, holders of the Notes will cease to have any claim or entitlement to interest or principal against CIBC Capital Trust.

CIBC Tier 1 Notes – Series B was issued on March 13, 2009 and pays interest at a rate of 10.25%, semi-annually on June 30 and December 31, until June 30, 2039. On June 30, 2039, and on each five-year anniversary thereafter, the interest rate on the CIBC Tier 1 Notes – Series B will reset to the five-year Government of Canada bond yield at such time plus 9.878%. The Canada Yield Price is a price calculated at the time of redemption (other than an interest rate reset date applicable to the series) to provide a yield to maturity equal to the yield on a Government of Canada bond of appropriate maturity plus: (a) 1.645% if the redemption date is any time prior to June 30, 2039, or (b) 3.29% if the redemption date is any time on or after June 30, 2039.

Subject to the approval of OSFI, CIBC Capital Trust may, in whole or in part, on the redemption dates specified, and on any date thereafter, redeem the CIBC Tier 1 Notes Series B without the consent of the holders. Also, subject to the approval of OSFI, CIBC Capital Trust may redeem all, but not part of, the CIBC Tier 1 Notes Series B prior to the earliest redemption date specified without the consent of the holders, upon the occurrence of certain specified tax or regulatory events.

OSFI’s capital adequacy guidelines confirmed the adoption of Basel III in Canada and clarified the treatment of non-qualifying capital instruments. Non-qualifying capital instruments are subject to a 10% phase-out per annum commencing in 2013. Banks are expected to develop and maintain a redemption schedule for non-qualifying capital instruments that gives priority to redeeming instruments at their regular par redemption dates before exercising any regulatory event redemption rights. With the adoption of Basel III, innovative capital instruments such as the CIBC Tier 1 Notes are considered non-qualifying capital instruments. We expect to exercise our regulatory event redemption rights in fiscal 2022 in respect of the $300 million CIBC Tier 1 Notes – Series B.

CIBC 2020 ANNUAL REPORT	167

Consolidated financial statements

Note 18	Share-based payments

We provide the following share-based compensation to certain employees and directors in the form of cash-settled or equity-settled awards.

Restricted share award plan

Under the RSA plan, share unit equivalents (RSA units) are granted to certain key employees on an annual basis or during the year as special grants. RSA grants are made in the form of cash-settled awards which generally vest and settle in cash either at the end of three years or one-third annually beginning one year after the date of the grant. Dividend equivalents on RSA units are paid in cash or in the form of additional RSA units to the employees at the end of the vesting period or settlement date.

Grant date fair value of each cash-settled RSA unit granted is calculated based on the average closing price per common share on the TSX for the 10 trading days prior to a date specified in the grant terms. Upon vesting, each RSA unit is settled in cash based on the average closing price per common share on the TSX for the 10 trading days prior to the vesting date.

During the year, 2,864,000 RSAs were granted at a weighted-average price of $113.62 (2019: 2,666,888 granted at a weighted-average price of $113.01; 2018: 2,653,437 granted at a weighted-average price of $115.20) and the number of RSAs outstanding as at October 31, 2020 was 8,391,532 (2019: 8,343,235; 2018: 8,252,167). Compensation expense in respect of RSAs, before the impact of hedging, totalled $275 million in 2020 (2019: $319 million; 2018: $352 million). As at October 31, 2020, liabilities in respect of RSAs, which are included in Other liabilities, were $775 million (2019: $850 million; 2018: $858 million).

Performance share unit plan

Under the PSU plan, awards are granted to certain key employees on an annual basis in December. PSU grants are made in the form of cash-settled awards which vest and settle in cash at the end of three years. Dividend equivalents on PSUs, are provided in the form of additional PSUs.

Grant date fair value of each cash-settled PSU is calculated based on the average closing price per common share on the TSX for the 10 trading days prior to a date specified in the grant terms. The final number of PSUs that vest will range from 75% to 125% of the initial number awarded based on CIBC’s performance relative to the other major Canadian banks. Upon vesting, each PSU is settled in cash based on the average closing price per common share on the TSX for the 10 trading days prior to the vesting date.

During the year, 835,785 PSUs were granted at a weighted-average price of $115.30 (2019: 952,273 granted at a weighted-average price of $113.48; 2018: 894,040 granted at a weighted-average price of $115.23). As at October 31, 2020, the number of PSUs outstanding, before the impact of CIBC’s relative performance, was 2,967,248 (2019: 3,033,980; 2018: 2,920,695). Compensation expense in respect of PSUs, before the impact of hedging, totalled $90 million in 2020 (2019: $106 million; 2018: $123 million). As at October 31, 2020, liabilities in respect of PSUs, which are included in Other liabilities, were $286 million (2019: $319 million; 2018: $328 million).

Exchangeable shares

As part of our acquisition of Wellington Financial in the first quarter of 2018, equity-settled awards in the form of exchangeable shares, which vest over a period of up to 5 years and have specific service and non-market performance vesting conditions, were issued to selected employees. Employees receive dividend equivalents in the form of additional exchangeable shares upon vesting. Compensation expense in respect of the exchangeable shares is based on the grant date fair value, adjusted for the impact of best estimates on the satisfaction of the service requirements and non-market performance conditions. At the acquisition, each exchangeable share was granted at $123.99, and the number of exchangeable shares outstanding as at October 31, 2020 was 278,711 (2019: 386,010). Compensation expense in respect of exchangeable shares totalled $9 million in 2020 (2019: $8 million).

Deferred share unit plan/deferred compensation plan

Under the DSU plan and DCP plan, certain employees can elect to receive DSUs in exchange for cash compensation that they would otherwise be entitled to. In addition, certain key employees are granted DSUs during the year as special grants. DSUs are generally fully vested upon grant or vest in accordance with the vesting schedule defined in the grant agreement and settle in cash on a date within the period specified in the plan terms. Employees receive dividend equivalents in the form of additional DSUs.

Grant date fair value of each cash settled DSU that is not granted under the DCP is calculated based on the average closing price per common share on the TSX for the 10 trading days prior to a date specified in the grant terms. These DSUs are settled in cash based on the average closing price per common share on the TSX for the 10 trading days prior to the payout date and after the employee’s termination of employment. The grant date fair value for DCP grants is based on the closing stock price on the New York Stock Exchange (NYSE) on the last day of the quarter. Upon distribution, each DSU is settled in cash based on the average closing price per common share on the NYSE for the 10 trading days prior to the date of the distribution.

During the year, 183,941 DSUs were granted at a weighted-average price of $106.22 (2019: 173,089 granted at a weighted-average price of $110.53; 2018: 132,739 granted at a weighted-average price of $115.60) and the number of DSUs outstanding as at October 31, 2020 was 791,571 (2019: 617,281; 2018: 447,200). Compensation expense in respect of DSUs, before the impact of hedging, totalled $8 million in 2020 (2019: $17 million; 2018: $26 million). As at October 31, 2020, liabilities in respect of DSUs, which are included in Other liabilities, were $90 million (2019: $82 million; 2018: $64 million).

Directors’ plans

Each director who is not an officer or employee of CIBC may elect to receive the annual equity retainer as either DSUs or common shares, under the Director DSU/Common Share Election Plan and may elect to receive all or a portion of their remuneration in the form of cash, common shares or DSU’s under the Non-Officer Director Share Plan.

The value of DSUs credited to a director is payable when he or she is no longer a director or employee of CIBC or of an affiliate of CIBC, and for directors subject to section 409A of the U.S. Internal Revenue Code of 1986, as amended, the director is not providing any services to CIBC or any member of its controlled group as an independent contractor. In addition, under the Director DSU/Common Share Election Plan, the value of DSUs is payable only if the director is not related to, or affiliated with, CIBC as defined in the Income Tax Act (Canada).

Other non-interest expense in respect of the DSU components of these plans totalled nil in 2020 (2019: $3 million; 2018: $3 million). As at October 31, 2020, liabilities in respect of DSUs, which are included in Other liabilities, were $23 million (2019: $27 million; 2018: $25 million).

168	CIBC 2020 ANNUAL REPORT

Consolidated financial statements

Stock option plans

Under the ESOP, stock options are periodically granted to certain key employees. Options provide the employee with the right to purchase common shares from CIBC at a fixed price not less than the closing price of the shares on the trading day immediately preceding the grant date. In general, the options vest by the end of the fourth year and expire 10 years from the grant date.

The following tables summarize the activities of the stock options and provide additional details related to stock options outstanding and vested.

As at or for the year ended October 31		2020		2019		2018
	Number of stock options	Weighted- average exercise price (1)	Number of stock options	Weighted- average exercise price	Number of stock options	Weighted- average exercise price
Outstanding at beginning of year	5,176,962	$96.93	4,713,163	$91.05	4,876,673	$84.28
Granted	818,290	109.87	894,324	111.50	756,516	120.02
Exercised (2)	(314,469)	68.10	(393,055)	58.60	(876,309)	67.84
Forfeited	(672)	70.66	(35,714)	110.42	(42,443)	103.98
Cancelled/expired	–	–	(1,756)	45.63	(1,274)	45.08
Outstanding at end of year	5,680,111	$100.39	5,176,962	$96.93	4,713,163	$91.05
Exercisable at end of year	2,783,694	$88.63	2,290,139	$80.27	1,898,125	$71.89
Available for grant	9,316,226		10,133,844		10,990,698
Reserved for future issue	14,996,337		15,310,806		15,703,861

(1)

For foreign currency-denominated options granted and exercised during the year, the weighted-average exercise prices are translated using exchange rates as at the grant date and settlement date, respectively. The weighted-average exercise price of outstanding balances as at October 31, 2020 reflects the conversion of foreign currency-denominated options at the year-end exchange rate.

(2)	The weighted-average share price at the date of exercise was $97.72 (2019: $106.94; 2018: $120.55).

As at October 31, 2020	Stock options outstanding			Stock options vested
Range of exercise prices	Number outstanding	Weighted- average contractual life remaining	Weighted- average exercise price	Number outstanding	Weighted- average exercise price
$11.00 – $55.00	239,891	1.84	$31.19	239,891	$31.19
$55.01 – $65.00	146,085	4.75	60.93	146,085	60.93
$65.01 – $75.00	158,106	1.13	71.43	158,106	71.43
$75.01 – $85.00	304,285	1.87	79.88	304,285	79.88
$85.01 – $95.00	362,400	3.28	90.97	362,400	90.97
$95.01 – $105.00	1,126,241	4.65	99.71	1,126,241	99.71
$105.01 – $115.00	2,602,275	7.70	110.74	446,686	110.77
$115.01 – $125.00	740,828	7.06	120.02	–	–
	5,680,111	5.91	$101.11	2,783,694	$88.63

The fair value of options granted during the year was measured at the grant date using the Black-Scholes option pricing model. Model assumptions are based on observable market data for the risk-free interest rate and dividend yield, contractual terms for the exercise price, and historical experience for expected life. Volatility assumptions are best estimates of market implied volatility matching the exercise price and expected life of the options.

The following weighted-average assumptions were used as inputs into the Black-Scholes option pricing model to determine the fair value of options on the date of grant:

For the year ended October 31	2020	2019	2018
Weighted-average assumptions
Risk-free interest rate	2.00%	2.63%	2.08%
Expected dividend yield	6.80%	5.87%	5.15%
Expected share price volatility	15.30%	18.36%	14.74%
Expected life	6 years	6 years	6 years
Share price/exercise price	$109.87	$111.50	$120.02

For 2020, the weighted-average grant date fair value of options was $3.90 (2019: $8.22; 2018: $7.06).

Compensation expense in respect of stock options totalled $5 million in 2020 (2019: $7 million; 2018: $7 million).

CIBC 2020 ANNUAL REPORT	169

Consolidated financial statements

Employee share purchase plan

Under our Canadian ESPP, qualifying employees can choose each year to have any portion of their eligible earnings withheld to purchase common shares. We match 50% of the employee contribution amount, up to a maximum contribution of 3% of eligible earnings, subject to a ceiling of $2,250 annually. CIBC contributions vest after employees have two years of continuous participation in the plan, and all subsequent contributions vest immediately. Similar programs exist in other regions globally, where each year qualifying employees can choose to have a portion of their eligible earnings withheld to purchase common shares and receive a matching employer contribution subject to each plan’s provisions. Employee contributions to our ESPP are used to purchase common shares from Treasury. CIBC FirstCaribbean operates an ESPP locally, in which contributions are used by the plan trustee to purchase CIBC FirstCaribbean common shares in the open market.

Our contributions are expensed as incurred and totalled $50 million in 2020 (2019: $48 million; 2018: $45 million).

Restricted stock plan

Under the restricted stock plan, awards were granted to certain key employees in the form of equity-settled awards as part of the acquisition of The PrivateBank in 2017. These restricted stocks were fully vested and released in 2019. Compensation expense in respect of restricted stock totalled nil in 2020 (2019: $1 million).

Note 19	Post-employment benefits

We sponsor pension and other post-employment benefit plans for eligible employees in a number of jurisdictions including Canada, the U.S., the U.K., and the Caribbean. Our pension plans include registered funded defined benefit pension plans, supplemental arrangements that provide pension benefits in excess of statutory limits, and defined contribution plans. We also provide certain health-care, life insurance, and other benefits to eligible employees and retired members. Plan assets and defined benefit obligations related to our defined benefit plans are measured for accounting purposes as at October 31 each year.

Plan characteristics, funding and risks

Pension plans

Pension plans include CIBC’s Canadian, U.S., U.K., and Caribbean pension plans. CIBC’s Canadian pension plans represent approximately 92% of our consolidated defined benefit obligation. All of our Canadian pension plans are defined benefit plans, the most significant of which is our principal Canadian pension plan (the CIBC Pension Plan), which encompasses approximately 64,000 active, deferred, and retired members.

The CIBC Pension Plan provides members with monthly pension income at retirement based on a prescribed plan formula which is based on a combination of maximum yearly pensionable earnings, average earnings at retirement and length of service recognized in the plan. There is a two-year waiting period for members to join the CIBC Pension Plan.

The CIBC Pension Plan is funded through a separate trust. Actuarial funding valuations are prepared by the Plan’s external actuary at least once every three years or more frequently as required by Canadian pension legislation to determine CIBC’s minimum funding requirements as well as maximum permitted contributions. Any deficits determined in the funding valuations must generally be funded over a period not exceeding fifteen years. CIBC’s pension funding policy is to make at least the minimum annual required contributions required by regulations. Any contributions in excess of the minimum requirements are discretionary.

The CIBC Pension Plan is registered with OSFI and the Canada Revenue Agency and is subject to the acts and regulations that govern federally regulated pension plans.

Other post-employment plans

Other post-employment plans include CIBC’s Canadian, U.S. and Caribbean post-retirement health-care benefit plans (referred to for disclosure purposes as other post-employment plans). CIBC’s Canadian other post-employment plan (the Canadian post-employment plan) represents more than 93% of our consolidated other post-employment defined benefit obligation.

The Canadian post-employment plan provides medical, dental and life insurance benefits to retirees that meet specified eligibility requirements, including specified age and service period eligibility requirements. CIBC reimburses 100% of the cost of benefits for eligible employees that retired prior to January 1, 2009, whereas the contribution level for medical and dental benefits for eligible employees that retire subsequent to this date has been fixed at a specified level. The plan is funded on a pay-as-you-go basis.

Benefit changes

There were no material changes to the terms of our Canadian defined benefit pension plans in 2020 or 2019. Certain plan amendments were made to our other pension and other post-employment plans in 2020, which resulted in a negative past service cost.

Risks

CIBC’s defined benefit plans expose the group to actuarial risks (such as longevity risk), currency risk, interest rate risk, market (investment) risk and health-care cost inflation risks.

The CIBC pension plan operates a currency overlay strategy, which may use forwards or similar instruments, to manage and mitigate its currency risk.

Interest rate risk is managed as part of the CIBC pension plan’s liability-driven investment strategy through a combination of physical bonds, overlays funded in the repo market, and/or derivatives.

Market (investment) risk is mitigated through a multi-asset portfolio construction process that diversifies across a variety of market risk drivers.

The use of derivatives within the CIBC pension plan is governed by its derivatives policy that was approved by the Pension Benefits Management Committee (PBMC) and permits the use of derivatives to manage risk at the discretion of the Pension Investment Committee (PIC). In addition to the management of interest rate risk, risk reduction and mitigation strategies may include hedging of currency, credit spread and/or equity risks. The derivatives policy also permits the use of derivatives to enhance plan returns.

170	CIBC 2020 ANNUAL REPORT

Consolidated financial statements

Plan governance

All of CIBC’s pension arrangements are governed by local pension committees, senior management or a board of trustees. However, all significant plan changes require approval from the Management Resources and Compensation Committee (MRCC). For the Canadian pension plans, the MRCC is responsible for setting the strategy for the pension plans, reviewing material risks, performance including funded status, and approving material design or governance changes.

While specific investment policies are determined at a plan level to reflect the unique characteristics of each plan, common investment policies for all plans include the optimization of the risk-return relationship using a portfolio of multiple asset classes diversified by market segment, economic sector, and issuer. The objectives are to secure the benefits promised by our funded plans, to maximize long-term investment returns while not compromising the benefit security of the respective plans, manage the level of funding contributions in conjunction with the stability of the funded status, and implement all policies in a cost effective manner. Investments in quoted debt and equity (held either directly or indirectly through investment funds) represent the most significant asset allocations.

The use of derivatives is limited to the purposes and instruments described in the derivatives policy of the CIBC Pension Plan. These include the use of synthetic debt or equity instruments, currency hedging, risk reduction and enhancement of returns.

Investments in specific asset classes are further diversified across funds, managers, strategies, sectors and geographies, depending on the specific characteristics of each asset class.

The exposure to any one of these asset classes will be determined by our assessment of the needs of the plan assets and economic and financial market conditions. Factors evaluated before adopting the asset mix include demographics, cash-flow payout requirements, liquidity requirements, actuarial assumptions, expected benefit increases, and plan funding requirements.

Management of the assets of the various Canadian plans has been delegated primarily to the PIC, which is a committee that is composed of CIBC management. The PIC is responsible for the appointment and termination of individual investment managers (which includes CIBC Asset Management Inc., a wholly owned subsidiary of CIBC), who each have investment discretion within established target asset mix ranges as set by the PBMC. Should a fund’s actual asset mix fall outside specified ranges, the assets are re-balanced as required to be within the target asset mix ranges. On a periodic basis, an Asset-Liability Matching study is performed in which the consequences of the strategic investment policies are analyzed.

Management of the actuarial valuations of the various Canadian plans is primarily the responsibility of the PBMC. The PBMC is responsible for approving the actuarial assumptions for the valuations of the plans, and for recommending the level of annual funding for the Canadian plans to CIBC senior management.

Local committees with similar mandates manage our non-Canadian plans and annually report back to the MRCC on all material governance activities.

Amounts recognized on the consolidated balance sheet

The following tables present the financial position of our defined benefit pension and other post-employment plans for Canada, the U.S., the U.K., and our Caribbean subsidiaries. Other minor plans operated by some of our subsidiaries are not material and are not included in these disclosures.

	Pension plans		Other post-employment plans
$ millions, as at or for the year ended October 31	2020	2019	2020	2019
Defined benefit obligation
Balance at beginning of year	$8,722	$7,370	$671	$589
Current service cost	277	218	14	11
Past service cost (1)	(20)	1	(77)	–
Interest cost on defined benefit obligation	268	303	20	24
Employee contributions	5	5	–	–
Benefits paid	(369)	(353)	(26)	(30)
Loss on settlements	–	1	–	–
Special termination benefits	10	–	–	–
Foreign exchange rate changes	8	(1)	1	–
Net actuarial (gains) losses on defined benefit obligation	238	1,178	6	77
Balance at end of year	$9,139	$8,722	$609	$671
Plan assets
Fair value at beginning of year	$8,853	$7,691	$–	$–
Interest income on plan assets (2)	277	323	–	–
Net actuarial gains (losses) on plan assets (2)	349	965	–	–
Employer contributions	227	229	26	30
Employee contributions	5	5	–	–
Benefits paid	(369)	(353)	(26)	(30)
Plan administration costs	(7)	(6)	–	–
Net transfer out	–	–	–	–
Foreign exchange rate changes	6	(1)	–	–
Fair value at end of year	$9,341	$8,853	$–	$–
Net defined benefit asset (liability)	202	131	(609)	(671)
Valuation allowance (3)	(17)	(15)	–	–
Net defined benefit asset (liability), net of valuation allowance	$185	$116	$(609)	$(671)

(1)	Includes amounts related to the restructuring charge, and gains related to plan amendments recognized in 2020. See Note 23 for additional details on the restructuring charge.
(2)	The actual return on plan assets for the year was $626 million (2019: $1,288 million).
(3)	The valuation allowance reflects the effect of asset ceiling on plans with a net defined benefit asset.

CIBC 2020 ANNUAL REPORT	171

Consolidated financial statements

The net defined benefit asset (liability), net of valuation allowance, included in other assets and other liabilities is as follows:

	Pension plans		Other post-employment plans
$ millions, as at October 31	2020	2019	2020	2019
Other assets	$247	$175	$–	$–
Other liabilities (1)	(62)	(59)	(609)	(671)
	$185	$116	$(609)	$(671)

(1)	Excludes $5 million (2019: $7 million) of other liabilities for other post-employment plans of immaterial subsidiaries.

The defined benefit obligation and plan assets by region are as follows:

	Pension plans		Other post-employment plans
$ millions, as at October 31	2020	2019	2020	2019
Defined benefit obligation
Canada	$8,384	$7,982	$568	$620
U.S., U.K., and the Caribbean	755	740	41	51
Defined benefit obligation at the end of year	$9,139	$8,722	$609	$671
Plan assets
Canada	$8,469	$8,004	$–	$–
U.S., U.K., and the Caribbean	872	849	–	–
Plan assets at the end of year	$9,341	$8,853	$–	$–

Amounts recognized in the consolidated statement of income

The net defined benefit expense for our defined benefit plans in Canada, the U.S., the U.K., and the Caribbean is as follows:

	Pension plans			Other post-employment plans
$ millions, for the year ended October 31	2020	2019	2018	2020	2019	2018
Current service cost (1)	$277	$218	$223	$14	$11	$13
Past service cost (2)	(20)	1	–	(77)	–	–
Interest cost on defined benefit obligation	268	303	281	20	24	25
Interest income on plan assets	(277)	(323)	(294)	–	–	–
Special termination benefits (2)	10	–	–	–	–	–
Plan administration costs	7	6	6	–	–	–
Loss on settlements	–	1	–	–	–	–
Net defined benefit plan expense recognized in net income	$265	$206	$216	$(43)	$35	$38

(1)

The 2020, 2019 and 2018 current service costs were calculated using separate discount rates of 3.14%, 4.14%, and 3.72%, respectively, to reflect the longer duration of future benefits payments associated with the additional year of service to be earned by the plan’s active participants.

(2)	Includes amounts related to the restructuring charge, and gains related to plan amendments recognized in 2020. See Note 23 for additional details on the restructuring charge.

Amounts recognized in the consolidated statement of comprehensive income

The net remeasurement gains (losses) recognized in OCI for our defined benefit plans in Canada, the U.S., the U.K., and the Caribbean is as follows:

	Pension plans			Other post-employment plans
$ millions, for the year ended October 31	2020	2019	2018	2020	2019	2018
Actuarial gains (losses) on defined benefit obligation arising from changes in:
Demographic assumptions	$148	$–	$4	$13	$–	$46
Financial assumptions	(327)	(1,133)	488	(26)	(78)	67
Experience	(59)	(45)	(65)	7	1	4
Net actuarial gains (losses) on plan assets	349	965	(234)	–	–	–
Changes in asset ceiling excluding interest income	(1)	(5)	1	–	–	–
Net remeasurement gains (losses) recognized in OCI (1)	$110	$(218)	$194	$(6)	$(77)	$117

(1)

Excludes net remeasurement gains/losses recognized in OCI in respect of immaterial subsidiaries not included in the disclosures totalling $5 million net losses (2019: $2 million of net losses; 2018: $2 million of net gains).

Canadian defined benefit plans

As the Canadian defined benefit pension and other post-employment benefit plans represent approximately 90% of our consolidated defined benefit obligation, they are the subject and focus of the disclosures in the balance of this note.

Disaggregation and maturity profile of defined benefit obligation

The breakdown of the defined benefit obligation for our Canadian plans between active, deferred and retired members is as follows:

	Pension plans		Other post-employment plans
$ millions, as at October 31	2020	2019	2020	2019
Active members	$4,362	$4,165	$129	$179
Deferred members	626	587	–	–
Retired members	3,396	3,230	439	441
Total	$8,384	$7,982	$568	$620

The weighted-average duration of the defined benefit obligation for our Canadian plans is as follows:

	Pension plans		Other post-employment plans
As at October 31	2020	2019	2020	2019
Weighted-average duration, in years	14.8	15.4	12.6	13.6

172	CIBC 2020 ANNUAL REPORT

Consolidated financial statements

Plan assets

The major categories of our defined benefit pension plan assets for our Canadian plans are as follows:

$ millions, as at October 31	2020		2019
Asset category (1)
Canadian equity securities (2)	$540	6%	$547	7%

Debt securities (3)
Government bonds	5,001	59	4,623	58
Corporate bonds	1,195	14	1,024	13
Inflation adjusted bonds	–	–	76	1
	6,196	73	5,723	72
Investment funds (4)
Canadian equity funds	30	–	28	–
U.S. equity funds	423	5	379	5
International equity funds (5)	32	–	32	–
Global equity funds (5)	961	12	907	12
Emerging markets equity funds	229	3	256	3
Fixed income funds	117	1	110	1
	1,792	21	1,712	21
Other (2)
Alternative investments (6)	1,281	16	1,095	13
Cash and cash equivalents and other	241	3	220	3
Obligations related to securities sold under repurchase agreements	(1,581)	(19)	(1,293)	(16)
	(59)	–	22	–
	$8,469	100%	$8,004	100%

(1)

Asset categories are based upon risk classification including synthetic exposure through derivatives. The fair value of derivatives as at October 31, 2020 was a net derivative liability of $41 million (2019: net derivative asset of $16 million).

(2)

Pension benefit plan assets include CIBC issued securities and deposits of $7 million (2019: $8 million), representing 0.1% of Canadian plan assets (2019: 0.1%). All of the equity securities held as at October 31, 2020 and 2019 have daily quoted prices in active markets except hedge funds, infrastructure, and private equity.

(3)	All debt securities held as at October 31, 2020 and 2019 are investment grade, of which $244 million (2019: $88 million) have daily quoted prices in active markets.
(4)	$31 million (2019: $29 million) of the investment funds are directly held as at October 31, 2020 and have daily quoted prices in active markets.
(5)	Global equity funds include North American and international investments, whereas International equity funds do not include North American investments.
(6)	Comprised of private equity, infrastructure, private debt and real estate funds.

Principal actuarial assumptions

The weighted-average principal assumptions used to determine the defined benefit obligation for our Canadian plans are as follows:

	Pension plans		Other post-employment plans
As at October 31	2020	2019	2020	2019
Discount rate	2.8%	3.1%	2.7%	3.0%
Rate of compensation increase (1)	2.0%	2.3%	2.0%	2.3%

(1)

Rates of compensation increase for 2020 and 2019 reflect the use of a salary growth rate assumption table that is based on the age and tenure of the employees. The table yields a weighted-average salary growth rate of approximately 2.0% per annum (2019: 2.3%).

Assumptions regarding future mortality have been based on published statistics and mortality tables. The current longevities underlying the values of the defined benefit obligation of our Canadian plans are as follows (in years):

As at October 31	2020	2019
Longevity at age 65 for current retired members
Males	23.4	23.3
Females	24.5	24.8
Longevity at age 65 for current members aged 45
Males	24.3	24.3
Females	25.4	25.7

The assumed health-care cost trend rates of the Canadian other post-employment plan providing medical, dental, and life insurance benefits are as follows:

For the year ended October 31	2020	2019
Health-care cost trend rates assumed for next year	5.2%	5.3%
Rate to which the cost trend rate is assumed to decline	4.0%	4.0%
Year that the rate reaches the ultimate trend rate	2040	2040

CIBC 2020 ANNUAL REPORT	173

Consolidated financial statements

Sensitivity analysis

Reasonably possible changes to one of the principal actuarial assumptions, holding other assumptions constant, would have affected the defined benefit obligation of our Canadian plans as follows:

Estimated increase (decrease) in defined benefit obligation	Pension plans	Other post-employment plans
$ millions, as at October 31	2020	2020
Discount rate (100 basis point change)
Decrease in assumption	$1,450	$79
Increase in assumption	(1,185)	(65)
Rate of compensation increase (100 basis point change)
Decrease in assumption	(283)	–
Increase in assumption	325	–
Health-care cost trend rates (100 basis point change)
Decrease in assumption	n/a	(28)
Increase in assumption	n/a	32
Future mortality
1 year shorter life expectancy	(216)	(18)
1 year longer life expectancy	213	19

n/a	Not applicable.

The sensitivity analyses presented above are indicative only, and should be considered with caution as they have been calculated in isolation without changing other assumptions. In practice, changes in one assumption may result in changes in another, which may magnify or counteract the disclosed sensitivities.

Future cash flows

Cash contributions

The most recently completed actuarial valuation of the CIBC Pension Plan for funding purposes was as at October 31, 2019. The next actuarial valuation of this plan for funding purposes will be effective as of October 31, 2020.

The minimum contributions for 2021 are anticipated to be $198 million for the Canadian defined benefit pension plans and $28 million for the Canadian other post-employment benefit plans. These estimates are subject to change since contributions are affected by various factors, such as market performance, regulatory requirements, and management’s ability to change funding policy.

Expected future benefit payments

The expected future benefit payments for our Canadian plans for the next 10 years are as follows:

$ millions, for the year ended October 31	2021	2022	2023	2024	2025	2026–2030	Total
Defined benefit pension plans	$363	$367	$354	$360	$367	$1,953	$3,764
Other post-employment plans	28	29	30	31	31	163	312
	$391	$396	$384	$391	$398	$2,116	$4,076

Defined contributions and other plans

We also maintain defined contribution plans for certain employees and make contributions to government pension plans. The expense recognized in the consolidated statement of income for these benefit plans is as follows:

$ millions, for the year ended October 31	2020	2019	2018
Defined contribution pension plans	$33	$29	$27
Government pension plans (1)	137	121	124
	$170	$150	$151

(1)	Includes Canada Pension Plan, Quebec Pension Plan, and U.S. Federal Insurance Contributions Act.

174	CIBC 2020 ANNUAL REPORT

Consolidated financial statements

Note 20	Income taxes

Total income taxes

$ millions, for the year ended October 31	2020	2019	2018 (1)
Consolidated statement of income
Provision for current income taxes
Adjustments for prior years	$(40)	$(125)	$(39)
Current income tax expense	1,366	1,365	1,392
	1,326	1,240	1,353
Provision for deferred income taxes
Adjustments for prior years	37	107	32
Effect of changes in tax rates and laws	4	34	87
Origination and reversal of temporary differences	(269)	(33)	(50)
	(228)	108	69
	1,098	1,348	1,422
OCI	130	22	42
Total comprehensive income	$1,228	$1,370	$1,464

(1)

Excludes loss carryforwards that were recognized directly in retained earnings relating to foreign exchange translation amounts on CIBC’s net investment in foreign operations. These amounts were previously reclassified to retained earnings as part of our transition to IFRS in 2012.

Components of income tax

$ millions, for the year ended October 31	2020	2019	2018
Current income taxes
Federal	$613	$634	$686
Provincial	420	428	467
Foreign	390	226	188
	1,423	1,288	1,341
Deferred income taxes
Federal	(67)	30	54
Provincial	(44)	20	36
Foreign	(84)	32	33
	(195)	82	123
	$1,228	$1,370	$1,464

The combined Canadian federal and provincial income tax rate varies each year according to changes in the statutory rates imposed by each of these jurisdictions, and according to changes in the proportion of our business carried out in each province. We are also subject to Canadian taxation on income of foreign branches.

Earnings of foreign subsidiaries would generally only be subject to Canadian tax when distributed to Canada. Additional Canadian taxes that would be payable if all foreign subsidiaries’ retained earnings were distributed to the Canadian parent as dividends are estimated to be nil.

The effective rates of income tax in the consolidated statement of income are different from the combined Canadian federal and provincial income tax rates as set out in the following table:

Reconciliation of income taxes

$ millions, for the year ended October 31	2020		2019		2018
Combined Canadian federal and provincial income tax rate applied to income before income taxes	$1,291	26.4%	$1,718	26.5%	$1,777	26.5%
Income taxes adjusted for the effect of:
Earnings of foreign subsidiaries	(66)	(1.3)	(214)	(3.3)	(220)	(3.3)
Tax-exempt income	(134)	(2.7)	(131)	(2.0)	(203)	(3.0)
Disposition	–	–	–	–	(1)	–
Changes in income tax rate on deferred tax balances	4	0.1	34	0.5	88	1.3
Impact of equity-accounted income	(18)	(0.4)	(23)	(0.4)	(29)	(0.4)
Other (including Enron settlement)	21	0.4	(36)	(0.5)	10	0.1
Income taxes in the consolidated statement of income	$1,098	22.5%	$1,348	20.8%	$1,422	21.2%

CIBC 2020 ANNUAL REPORT	175

Consolidated financial statements

Deferred income taxes

Sources of and movement in deferred tax assets and liabilities

Deferred tax assets

$ millions, for the year ended October 31		Allowance for credit losses	Property and equipment	Pension and employee benefits	Provisions	Financial instrument revaluation	Tax loss carry- forwards (1)	Other	Total assets
2020	Balance at beginning of year before accounting policy changes	$170	$47	$567	$20	$1	$24	$157	$986
	Impact of adopting IFRS 16 at November 1, 2019	–	–	–	–	–	–	(12)	(12)
	Balance at beginning of year after accounting policy changes	170	47	567	20	1	24	145	974
	Recognized in net income	143	(23)	4	33	–	(1)	114	270
	Recognized in OCI	–	–	(18)	–	–	–	–	(18)
	Other (2)	1	15	1	–	–	(4)	(23)	(10)
	Balance at end of year	$314	$39	$554	$53	$1	$19	$236	$1,216
2019	Balance at beginning of year before accounting policy changes	$298	$12	$437	$16	$66	$38	$127	$994
	Impact of adopting IFRS 15 at November 1, 2018	–	–	–	–	–	–	3	3
	Balance at beginning of year after accounting policy changes	298	12	437	16	66	38	130	997
	Recognized in net income	(124)	14	46	3	(32)	(14)	20	(87)
	Recognized in OCI	–	–	83	–	(50)	–	–	33
	Other (2)	(4)	21	1	1	17	–	7	43
	Balance at end of year	$170	$47	$567	$20	$1	$24	$157	$986
2018	Balance at beginning of year under IAS 39	$245	$69	$559	$47	$124	$18	$107	$1,169
	Impact of adopting IFRS 9 at November 1, 2017	7	–	–	–	20	–	–	27
	Balance at beginning of year under IFRS 9	252	69	559	47	144	18	107	1,196
	Recognized in net income	31	(53)	(45)	(31)	(60)	20	22	(116)
	Recognized in OCI	1	–	(87)	–	(1)	–	–	(87)
	Other (2)	14	(4)	10	–	(17)	–	(2)	1
	Balance at end of year	$298	$12	$437	$16	$66	$38	$127	$994

Deferred tax liabilities
$ millions, for the year ended October 31		Intangible assets	Property and equipment	Pension and employee benefits	Goodwill	Financial instrument revaluation	Other	Total liabilities
2020	Balance at beginning of year before accounting policy changes	$(315)	$(68)	$(9)	$(84)	$(25)	$(6)	$(507)
	Impact of adopting IFRS 16 at November 1, 2019 (3)	–	(39)	–	–	–	–	(39)
	Balance at beginning of year after accounting policy changes	(315)	(107)	(9)	(84)	(25)	(6)	(546)
	Recognized in net income	13	(6)	(5)	(2)	(24)	(18)	(42)
	Recognized in OCI	–	–	(2)	–	(13)	–	(15)
	Other (2)	(3)	1	1	–	(1)	6	4
	Balance at end of year	$(305)	$(112)	$(15)	$(86)	$(63)	$(18)	$(599)
2019	Balance at beginning of year before accounting policy changes	$(287)	$(47)	$(11)	$(85)	$(12)	$6	$(436)
	Impact of adopting IFRS 15 at November 1, 2018	–	–	–	–	–	(5)	(5)
	Balance at beginning of year after accounting policy changes	(287)	(47)	(11)	(85)	(12)	1	(441)
	Recognized in net income	(16)	(12)	(1)	(1)	(4)	13	(21)
	Recognized in OCI	–	–	(6)	–	–	(1)	(7)
	Other (2)	(12)	(9)	9	2	(9)	(19)	(38)
	Balance at end of year	$(315)	$(68)	$(9)	$(84)	$(25)	$(6)	$(507)
2018	Balance at beginning of year under IFRS 9 (4)	$(329)	$(52)	$(10)	$(93)	$(17)	$29	$(472)
	Recognized in net income	53	–	3	1	3	(13)	47
	Recognized in OCI	–	–	(3)	–	(2)	13	8
	Other (2)	(11)	5	(1)	7	4	(23)	(19)
	Balance at end of year	$(287)	$(47)	$(11)	$(85)	$(12)	$6	$(436)
Net deferred tax assets as at October 31, 2020								$617
Net deferred tax assets as at October 31, 2019								$479
Net deferred tax assets as at October 31, 2018								$558

(1)

The deferred tax effect of tax loss carryforwards includes $19 million (2019: $22 million; 2018: $38 million) that relate to operating losses (of which $13 million relate to Canada, and $6 million relate to the Caribbean) that expire in various years commencing in 2021, and nil (2019: $2 million, 2018: nil) that relate to U.S. capital losses.

(2)	Includes foreign currency translation adjustments.
(3)	Transition impact from the adoption of IFRS 16 at November 1, 2019 is reported net for lease liability and right-of-use assets.
(4)	Transition impact from the adoption of IFRS 9 at November 1, 2017 was nil.

Deferred tax assets and liabilities are assessed by entity for presentation in our consolidated balance sheet. As a result, the net deferred tax assets of $617 million (2019: $479 million) are presented in the consolidated balance sheet as deferred tax assets of $650 million (2019: $517 million) and deferred tax liabilities of $33 million (2019: $38 million).

176	CIBC 2020 ANNUAL REPORT

Consolidated financial statements

Unrecognized tax losses

The amount of unused operating tax losses for which deferred tax assets have not been recognized was $1,855 million as at October 31, 2020 (2019: $1,908 million), of which $669 million (2019: $669 million) relates to the U.S. region and $1,186 million (2019: $1,239 million) relates to the Caribbean region. These unused operating tax losses expire within 10 years.

The amount of unused capital tax losses for which deferred tax assets have not been recognized was $611 million as at October 31, 2020 (2019: $611 million). These unused capital tax losses relate to Canada.

U.S. tax reforms

The U.S. Tax Cuts and Jobs Act (U.S. tax reforms) reduced the U.S. federal corporate income tax rate effective in 2018 and introduced other important changes to U.S. corporate income tax laws including a Base Erosion Anti-abuse Tax (BEAT) that subjects certain payments from a U.S. corporation to foreign related parties to additional taxes. The Internal Revenue Service periodically releases proposed and final regulations to implement aspects of the U.S. tax reforms, including BEAT. CIBC continues to evaluate the impact of these regulations on our U.S. operations.

Enron

In prior years, the Canada Revenue Agency (CRA) issued reassessments disallowing the deduction of Enron settlement payments and related legal expenses (the Enron expenses). In January 2019, CIBC entered into a settlement agreement (the Agreement) with the CRA that provides certainty with respect to the portion of the Enron expenses deductible in Canada. The Agreement resulted in the recognition of a net $38 million tax recovery in the first quarter of 2019. This recovery was determined after taking into account taxable refund interest in Canada and also the portion of the Enron expenses that are expected to be deductible in the United States (the U.S. deduction). The U.S. deduction has not been agreed to by the Internal Revenue Service. It is possible that adjustments may be required to the amount of tax benefits recognized in the U.S.

Dividend received deduction

The CRA has reassessed CIBC approximately $1,115 million of additional income tax by denying the tax deductibility of certain 2011 to 2015 Canadian corporate dividends on the basis that they were part of a “dividend rental arrangement”. The dividends that were subject to the reassessments are similar to those prospectively addressed by the rules in the 2015 and 2018 Canadian federal budgets. It is possible that subsequent years may be reassessed for similar activities. CIBC is confident that its tax filing positions were appropriate and intends to defend itself vigorously. Accordingly, no amounts have been accrued in the consolidated financial statements.

Note 21	Earnings per share

$ millions, except per share amounts, for the year ended October 31	2020	2019	2018
Basic EPS
Net income attributable to equity shareholders	$3,790	$5,096	$5,267
Less: preferred share dividends and distributions on other equity instruments	122	111	89
Net income attributable to common shareholders	3,668	4,985	5,178
Weighted-average common shares outstanding (thousands)	445,435	444,324	443,082
Basic EPS	$8.23	$11.22	$11.69
Diluted EPS
Net income attributable to common shareholders	$3,668	$4,985	$5,178
Weighted-average common shares outstanding (thousands)	445,435	444,324	443,082
Add: stock options potentially exercisable (1) (thousands)	378	702	1,111
Add: restricted shares and equity-settled consideration (thousands)	208	431	434
Weighted-average diluted common shares outstanding (thousands)	446,021	445,457	444,627
Diluted EPS	$8.22	$11.19	$11.65

(1)

Excludes average options outstanding of 3,748,652 with a weighted-average exercise price of $111.53 (2019: 2,319,723 with a weighted-average exercise price of $114.29; 2018: 688,123 with a weighted-average exercise price of $120.02), as the options’ exercise prices were greater than the average market price of common shares.

CIBC 2020 ANNUAL REPORT	177

Consolidated financial statements

Note 22	Commitments, guarantees and pledged assets

Commitments

Credit-related arrangements

Credit-related arrangements are generally off-balance sheet instruments and are typically entered into to meet the financing needs of clients. In addition, there are certain exposures for which we could be obligated to extend credit that are not recorded on the consolidated balance sheet. Our policy of requiring collateral or other security to support credit-related arrangements and the types of security held is generally the same as for loans. The contract amounts presented below for credit-related arrangements represent the maximum amount of additional credit that we could be obligated to extend. The contract amounts also represent the additional credit risk amounts should the contracts be fully drawn, the counterparties default and any collateral held proves to be of no value. As many of these arrangements will expire or terminate without being drawn upon, the contract amounts are not necessarily indicative of future cash requirements or actual risk of loss.

$ millions, as at October 31	2020	2019
	Contract amounts
Securities lending (1)	$39,186	$44,220
Unutilized credit commitments (2)	268,089	241,038
Backstop liquidity facilities	12,907	10,870
Standby and performance letters of credit	14,565	13,489
Documentary and commercial letters of credit	196	224
Other commitments to extend credit	2,149	2,937
	$337,092	$312,778

(1)	Excludes securities lending of $1.8 billion (2019: $1.8 billion) for cash because it is reported on the consolidated balance sheet.
(2)	Includes $131.3 billion (2019: $122.0 billion) of personal, home equity and credit card lines, which are unconditionally cancellable at our discretion.

In addition, the client securities lending of the joint ventures which CIBC has with The Bank of New York Mellon totalled $78.1 billion (2019: $77.6 billion) of which $8.0 billion (2019: $6.7 billion) are transactions between CIBC and the joint ventures.

CIBC has provided indemnities to customers of the joint ventures in respect of securities lending transactions with third parties amounting to $64.3 billion (2019: $67.8 billion).

Securities lending

Securities lending represents our credit exposure when we lend our own or our clients’ securities to a borrower and the borrower defaults on the redelivery obligation. The borrower must fully collateralize the security lent at all times.

Unutilized credit commitments

Unutilized credit commitments are the undrawn portion of lending facilities that we have approved to meet the requirements of clients. These lines may include various conditions that must be satisfied prior to drawdown and include facilities extended in connection with contingent acquisition financing. The credit risk associated with these lines arises from the possibility that a commitment will be drawn down as a loan at some point in the future, prior to the expiry of the commitment. The amount of collateral obtained, if deemed necessary, is based on our credit evaluation of the borrower and may include a charge over the present and future assets of the borrower.

Backstop liquidity facilities

We provide irrevocable backstop liquidity facilities primarily to ABCP conduits. We are the financial services agent for some of these conduits, while other conduits are administered by third parties. The liquidity facilities for our sponsored ABCP programs, Safe Trust, Sure Trust, and Sound Trust, require us to provide funding, subject to the satisfaction of certain limited conditions with respect to the conduits, to fund non-defaulted assets.

Standby and performance letters of credit

These represent an irrevocable obligation to make payments to third parties in the event that clients are unable to meet their contractual financial or performance obligations. The credit risk associated with these instruments is essentially the same as that involved in extending irrevocable loan commitments to clients. The amount of collateral obtained, if deemed necessary, is based on our credit evaluation of the borrower and may include a charge over present and future assets of the borrower.

Documentary and commercial letters of credit

Documentary and commercial letters of credit are short-term instruments issued on behalf of a client, authorizing a third party, such as an exporter, to draw drafts on CIBC up to a specified amount, subject to specific terms and conditions. We are at risk for any drafts drawn that are not ultimately settled by the client; however, the amounts drawn are collateralized by the related goods.

Other commitments to extend credit

These represent other commitments to extend credit, and primarily include forward-dated securities financing trades in the form of securities purchased under resale agreements with various counterparties that are executed on or before the end of our reporting period and that settle shortly after period end, usually within five business days.

Other commitments

As an investor in merchant banking activities, we enter into commitments to fund external private equity funds. In connection with these activities, we had commitments to invest up to $212 million (2019: $258 million).

In addition, we act as underwriter for certain new issuances under which we alone or together with a syndicate of financial institutions purchase these new issuances for resale to investors. As at October 31, 2020, the related underwriting commitments were $94 million (2019: $60 million).

178	CIBC 2020 ANNUAL REPORT

Consolidated financial statements

Guarantees and other indemnification agreements

Guarantees

A guarantee is a contract that requires the issuer to make specified payments to reimburse the holder for a loss it incurs because a specified debtor failed to make payment when due in accordance with the original or modified terms of a debt instrument. Guarantees include standby and performance letters of credit as discussed above, and credit derivatives protection sold, as discussed in Note 13.

Other indemnification agreements

In the ordinary course of operations, we enter into contractual arrangements under which we may agree to indemnify the counterparty to such arrangement from any losses relating to a breach of representations and warranties, a failure to perform certain covenants, or for claims or losses arising from certain external events as outlined within the particular contract. This may include, for example, losses arising from changes in tax legislation, litigation, or claims relating to past performance. In addition, we indemnify each of our directors and officers to the extent permitted by law, against any and all claims or losses (including any amounts paid in settlement of any such claims) incurred as a result of their service to CIBC. In most indemnities, maximum loss clauses are generally not provided for, and as a result, no defined limit of the maximum potential liability exists. Amounts are accrued when we have a present legal or constructive obligation as a result of a past event, when it is both probable that an outflow of economic benefits will be required to resolve the matter, and when a reliable estimate can be made of the amount of the obligation. We believe that the likelihood of the conditions arising to trigger obligations under these contract arrangements is remote. Historically, any payments made in respect of these contracts have not been significant. Amounts related to these indemnifications, representations, and warranties reflected within the consolidated financial statements as at October 31, 2020 and 2019 are not significant.

Pledged assets

In the normal course of business, on- and off-balance sheet assets are pledged as collateral for various activities. The following table summarizes asset pledging amounts and the activities to which they relate:

$ millions, as at October 31	2020	2019
Assets pledged in relation to:
Securities lending	$41,042	$46,242
Obligations related to securities sold under repurchase agreements	69,528	51,942
Obligations related to securities sold short	15,963	15,635
Securitizations	20,818	19,398
Covered bonds	21,073	20,206
Derivatives	14,410	12,952
Foreign governments and central banks (1)	133	784
Clearing systems, payment systems, and depositories (2)	605	2,400
Other	400	1,247
	$ 183,972	$170,806

(1)	Includes assets pledged to maintain access to central bank facilities in foreign jurisdictions.
(2)	Includes assets pledged in order to participate in clearing and payment systems and depositories.

Note 23	Contingent liabilities and provisions

In the ordinary course of its business, CIBC is a party to a number of legal proceedings, including regulatory investigations, in which claims for substantial monetary damages are asserted against CIBC and its subsidiaries. Legal provisions are established if, in the opinion of management, it is both probable that an outflow of economic benefits will be required to resolve the matter, and a reliable estimate can be made of the amount of the obligation. If the reliable estimate of probable loss involves a range of potential outcomes within which a specific amount appears to be a better estimate, that amount is accrued. If no specific amount within the range of potential outcomes appears to be a better estimate than any other amount, the mid-point in the range is accrued. In some instances, however, it is not possible either to determine whether an obligation is probable or to reliably estimate the amount of loss, in which case no accrual can be made.

While there is inherent difficulty in predicting the outcome of legal proceedings, based on current knowledge and in consultation with legal counsel, we do not expect the outcome of these matters, individually or in aggregate, to have a material adverse effect on our consolidated financial statements. However, the outcome of these matters, individually or in aggregate, may be material to our operating results for a particular reporting period. We regularly assess the adequacy of CIBC’s litigation accruals and make the necessary adjustments to incorporate new information as it becomes available.

CIBC considers losses to be reasonably possible when they are neither probable nor remote. It is reasonably possible that CIBC may incur losses in addition to the amounts recorded when the loss accrued is the mid-point of a range of reasonably possible losses, or the potential loss pertains to a matter in which an unfavourable outcome is reasonably possible but not probable.

CIBC believes the estimate of the aggregate range of reasonably possible losses, in excess of the amounts accrued, for its significant legal proceedings, where it is possible to make such an estimate, is from nil to approximately $1.1 billion as at October 31, 2020. This estimated aggregate range of reasonably possible losses is based upon currently available information for those significant proceedings in which CIBC is involved, taking into account CIBC’s best estimate of such losses for those cases for which an estimate can be made. CIBC’s estimate involves significant judgment, given the varying stages of the proceedings and the existence of multiple defendants in many of such proceedings whose share of the liability has yet to be determined. The range does not include potential punitive damages and interest. The matters underlying the estimated range as at October 31, 2020 consist of the significant legal matters disclosed below. The matters underlying the estimated range will change from time to time, and actual losses may vary significantly from the current estimate. For certain matters, CIBC does not believe that an estimate can currently be made as many of them are in preliminary stages and certain matters have no specific amount claimed. Consequently, these matters are not included in the range.

The following is a description of CIBC’s significant legal proceedings, which we intend to vigorously defend.

Green v. Canadian Imperial Bank of Commerce, et al.

In July 2008, a shareholder plaintiff commenced this proposed class action in the Ontario Superior Court of Justice against CIBC and several former and current CIBC officers and directors. It alleges that CIBC and the individual officers and directors violated the Ontario Securities Act through material misrepresentations and non-disclosures relating to CIBC’s exposure to the U.S. sub-prime mortgage market. The plaintiffs instituted this action on behalf of all CIBC shareholders in Canada who purchased shares between May 31, 2007 and February 28, 2008. The action seeks

CIBC 2020 ANNUAL REPORT	179

Consolidated financial statements

damages of $5 billion. In July 2012, the plaintiffs’ motions for leave to file the statement of claim and for class certification were dismissed by the Ontario Superior Court of Justice. In February 2014, the Ontario Court of Appeal released its decision overturning the lower court and allowing the matter to proceed as a certified class action. In August 2014, CIBC and the individual defendants were granted leave to appeal to the Supreme Court of Canada. The defendants’ appeal to the Supreme Court of Canada was heard in February 2015. In December 2015, the Supreme Court of Canada upheld the Ontario Court of Appeal’s decision allowing the matter to proceed as a certified class action. The trial is scheduled to commence in September 2021.

Fresco v. Canadian Imperial Bank of Commerce

Gaudet v. Canadian Imperial Bank of Commerce

In June 2007, two proposed class actions were filed against CIBC in the Ontario Superior Court of Justice (Fresco v. CIBC) and in the Quebec Superior Court (Gaudet v. CIBC). Each makes identical claims for unpaid overtime for full-time, part-time, and retail frontline non-management employees. The Ontario action seeks $500 million in damages plus $100 million in punitive damages for all employees in Canada, while the Quebec action is limited to employees in Quebec and has been stayed pending the outcome of the Ontario action. In June 2009, in the Ontario action, the motion judge denied certification of the matter as a class action. In September 2010, the Ontario Divisional Court upheld the motion judge’s denial of the plaintiff’s certification motion and the award of costs to CIBC by a two-to-one majority. In January 2011, the Ontario Court of Appeal granted the plaintiff leave to appeal the decision denying certification. In June 2012, the Ontario Court of Appeal overturned the lower court and granted certification of the matter as a class action. The Supreme Court of Canada released its decision in March 2013 denying CIBC leave to appeal certification of the matter as a class action, and denying the plaintiff’s cross appeal on aggregate damages. The motions for summary judgment were heard in December 2019. In March 2020, the court found CIBC liable for unpaid overtime. CIBC is appealing the decision. A decision on remedies was released in August 2020 and the court certified aggregate damages as a common issue and directed that the availability and quantum, if any, of aggregate damages be determined at a later date. The plaintiffs’ claim for punitive damages was dismissed. In October 2020, the court released its decision on limitation periods finding that limitation periods cannot be determined on a class wide basis. CIBC is appealing the decisions on remedies and limitation periods.

Credit card class actions – Interchange fees litigation:

Bancroft-Snell v. Visa Canada Corporation, et al.

9085-4886 Quebec Inc. v. Visa Canada Corporation, et al.

Watson v. Bank of America Corporation, et al.

Fuze Salon v. BofA Canada Bank, et al.

1023926 Alberta Ltd. v. Bank of America Corporation, et al.

The Crown & Hand Pub Ltd. v. Bank of America Corporation, et al.

Hello Baby Equipment Inc. v. BofA Canada Bank, et al.

Since 2011 seven proposed class actions have been commenced against VISA Canada Corporation (Visa), MasterCard International Incorporated (MasterCard), CIBC and numerous other financial institutions. The actions, brought on behalf of all merchants who accepted payment by Visa or MasterCard from March 23, 2001 to the present, allege two “separate, but interrelated” conspiracies: one in respect of Visa and one in respect of MasterCard. The claims allege that Visa and MasterCard conspired with their issuing banks to set default interchange rate and merchant discount fees and that certain rules (Honour All Cards and No Surcharge) have the effect of increasing the merchant discount fees. The claims allege civil conspiracy, violation of the Competition Act, interference with economic interests and unjust enrichment. The claims seek unspecified general and punitive damages. The motion for class certification in Watson was granted in March 2014. The appeal of the decision granting class certification was heard in December 2014. In August 2015, the British Columbia Court of Appeal allowed the appeals in part, resulting in certain causes of action being struck and others being reinstated. The matter remains certified as a class action. The trial in Watson which was scheduled to commence in October 2020 has been adjourned. The motion for class certification in 9085-4886 Quebec Inc. (formerly Bakopanos) was heard in November 2017. In February 2018, the Court certified 9085-4886 Quebec Inc. as a class action. In May 2019, the plaintiffs’ appeal of the certification decision in 9085-4886 Quebec Inc. was heard and in July 2019, the Quebec Court of Appeal allowed the plaintiffs’ appeal.

Mortgage prepayment class actions:

Jordan v. CIBC Mortgages Inc.

Lamarre v. CIBC Mortgages Inc.

Sherry v. CIBC Mortgages Inc.

Haroch v. Toronto Dominion Bank, et al.

In 2011, three proposed class actions were filed in the Superior Courts of Ontario (Jordan), Quebec (Lamarre) and British Columbia (Sherry) against CIBC Mortgages Inc. The representative plaintiffs allege that since 2005, CIBC Mortgages Inc. wrongfully charged or overcharged mortgage prepayment penalties and that the calculation clauses in the mortgage contract that provide for discretion in applying the prepayment penalties are void and unenforceable at law. The motion for class certification in Sherry was granted in June 2014 conditional on the plaintiffs framing a workable class definition. In July 2014, CIBC filed a Notice of Appeal. CIBC’s appeal of the certification decision in Sherry was heard in April 2016. The court reserved its decision. In June 2016, the British Columbia Court of Appeal allowed the appeal in Sherry in part, resulting in certain causes of action being struck. Sherry remains certified as a class action, and continuation of the certification motion on the amended pleading was heard November 2017. In August 2018, the court certified certain of the plaintiffs’ causes of action in Sherry. The appeal in Sherry was heard in April 2019. In May 2020, the court dismissed CIBC’s appeal. The certification motion in Jordan was heard in August 2018. In February 2019, the court certified Jordan as a class action. CIBC’s motion for leave to appeal the certification decision in Jordan was denied in June 2019.

In May 2018, a new proposed class action, Haroch, was filed in the Superior Court of Quebec. The action is brought on behalf of Quebec residents who during the class period allegedly paid a mortgage prepayment charge in excess of three months’ interest. The plaintiffs allege that the defendants created complex prepayment formulas that are contrary to the Quebec Civil Code, the Quebec Consumer Protection Act and the Interest Act and seek damages back to 2015. Haroch and Lamarre have been consolidated. The motion for class certification in Haroch was heard in June 2019 and in July 2019, the court certified the matter as a class action against CIBC and CIBC Mortgages Inc. CIBC and CIBC Mortgages Inc. are seeking leave to appeal the certification decision. In January 2020, the court granted CIBC and CIBC Mortgages Inc. leave to appeal in Haroch.

Cerberus Capital Management L.P. v. CIBC

In October 2015, Securitized Asset Funding 2011-2, LTD., a special purpose investment vehicle affiliated with Cerberus Capital Management L.P. (collectively, “Cerberus”), commenced a Federal Court action in New York against CIBC seeking unspecified damages of “at least hundreds of millions of dollars”. The action relates to two transactions in 2008 and 2011 in which CIBC issued a limited recourse note and certificate to Cerberus

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which significantly reduced CIBC’s exposure to the U.S. residential real estate market. The complaint alleges that CIBC breached its contract with Cerberus by failing to appropriately calculate and pay with respect to two of the payment streams due under the 2008 note and 2011 certificate.

In November 2015, Cerberus voluntarily dismissed the Federal Court action and filed a new action asserting the same claims in New York State Court. In January 2016, CIBC served its Answer and Counterclaims. In March 2016, Cerberus filed a motion for summary judgment and sought to stay discovery. In April 2016, the court directed the parties to start discovery. In April 2018, the court denied the plaintiffs’ motion for summary judgment. The plaintiffs appealed the decision, which was heard in November 2018. In December 2018, the appellate court affirmed the lower court’s denial of the plaintiffs’ motion for summary judgment.

Valeant class actions:

Catucci v. Valeant Pharmaceuticals International Inc., et al.

Potter v. Valeant Pharmaceuticals International Inc., et al.

In March 2016, a proposed class action was filed in the Quebec Superior Court on behalf of purchasers of shares in Valeant Pharmaceuticals International Inc. against the issuer, its directors and officers, its auditors and the underwriting syndicates for six public offerings from 2013 to 2015. CIBC World Markets Corp. was part of the underwriting syndicate for three of the offerings (underwriting 1.5% of a US$1.6 billion offering in June 2013, 1.5% of a US$900 million offering in December 2013 and 0.625% of an offering comprising US$5.25 billion and €1.5 billion in March 2015). The proposed class action alleges various misrepresentations on the part of Valeant and the other defendants, including representations made in the prospectus of the public offerings, relating to Valeant’s relationships with various “specialty pharmacies” who were allegedly acting improperly in the distribution of Valeant’s products resulting in Valeant’s operational results, revenues, and share price during the relevant period being artificially inflated. In July 2016, a similar proposed class action (Potter v. Valeant Pharmaceuticals International Inc., et al.) was commenced in New Jersey Federal Court.

The motion for class certification in Catucci and motion to dismiss in Potter were heard in April 2017. In September 2017, the court certified Catucci as a class action. The defendants sought leave to appeal the certification decision, which was dismissed in December 2017. In Potter the court dismissed the action against the underwriters, without prejudice to the plaintiff to re-plead its allegations. In November 2020, the Catucci class action was settled. The underwriters did not contribute to the settlement.

Pilon v. Amex Bank of Canada, et al.

In January 2018 a proposed class action was commenced in Quebec against CIBC and several other financial institutions. The action alleges that the defendants breached the Quebec Consumer Protection Act and the Bank Act when they unilaterally increased the credit limit on the plaintiffs’ credit cards. The claim seeks the return of all over limit fees charged to Quebec customers beginning in January 2015 as well as punitive damages of $500 per class member. The motion for class certification was heard in April 2019. In August 2019, the court dismissed the certification motion. The plaintiffs’ appeal of the decision denying the certification motion is scheduled for February 2021.

Simplii privacy class actions:

Bannister v. CIBC (formerly John Doe v. CIBC)

Steinman v. CIBC

In June 2018, two proposed class actions were filed in the Ontario Superior Court against CIBC on behalf of Simplii Financial clients who allege their personal information was disclosed as a result of a security incident in May 2018. The actions allege that Simplii Financial failed to protect its clients’ personal information. The Bannister proposed class action seeks aggregated damages of approximately $550 million, while the Steinman proposed class action, which has been stayed, sought damages per class member plus punitive damages of $20 million. The motion for certification in Bannister, which was scheduled for December 2019, has been adjourned.

Order Execution Only class actions:

Pozgaj v. CIBC and CIBC Trust

Frayce v. BMO Investorline Inc., et al

Michaud v. BBS Securities Inc. et al

In September 2018, a proposed class action (Pozgaj) was filed in the Ontario Superior Court against CIBC and CIBC Trust. It alleges that the defendants should not have paid mutual fund trailing commissions to order-execution-only-dealers. The action is brought on behalf of all persons who held units of CIBC mutual funds through order-execution-only-dealers and seeks $200 million in damages.

In 2020, two proposed class action were filed in the Ontario Superior Court (Frayce) and the Supreme Court of British Columbia (Michaud) against CIBC Investor Services Inc. and several other dealers. The actions allege that the defendants should not have received and accepted trailing commissions for service and advice on mutual funds purchased through their respective order-execution-only-dealers. The action is brought on behalf of all persons who purchased units of mutual funds through an order-execution-only-dealer owned by one or more of the defendants and seeks unspecified compensatory and punitive damages. The motion for class certification in Frayce is scheduled for December 2021.

York County on Behalf of the County of York Retirement Fund v. Rambo, et al.

In February 2019, a class action complaint was filed in the Northern District of California against the directors, certain officers and the underwriters of several senior note offerings of the Pacific Gas and Electric Company (PG&E) that took place between March 2016 and April 2018, the total issuance amount for the series of offerings being approximately US$4 billion. CIBC World Markets Corp. was part of the underwriting syndicate for an offering, whereby CIBC World Markets Corp. underwrote 6% of a US$650 million December 2016 issuance of senior notes. The offering involved the issuance of two tranches of notes: US$400 million of 30-year senior notes maturing in December 2046 and US$250 million of one-year floating rate notes that matured and were repaid in November 2017. The complaint alleges that the disclosure documentation associated with the note offerings contained misrepresentations and/or omissions of material facts, including with respect to PG&E’s failure to comply with various safety regulations, vegetation management programs and requirements, as well as understating the extent to which its equipment has allegedly caused multiple fires in California, including before the wildfires that occurred in California in 2017 and 2018. In October 2019, the defendants filed a motion to dismiss.

Pope v. CIBC and CIBC Trust

In August 2020, a proposed class action was filed in the Supreme Court of British Columbia against CIBC and CIBC Trust. The action alleges that the defendants misrepresented their investment strategy and charged unitholders excess fees in relation to the CIBC Canadian Equity Fund and certain CIBC portfolio funds. The action is brought on behalf of all persons who hold or held units of these funds and seeks unspecified compensatory and punitive damages.

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Legal provisions

The following table presents changes in our legal provisions:

$ millions, for the year ended October 31	2020	2019
Balance at beginning of year	$67	$40
Additional new provisions recognized	92	39
Less:
Amounts incurred and charged against existing provisions	(5)	(8)
Unused amounts reversed	(3)	(4)
Balance at end of year	$151	$67

Restructuring

During the first quarter of 2020, we recognized a restructuring charge of $339 million in Corporate and Other associated with ongoing efforts to transform our cost structure and simplify our bank. The charge consisted primarily of employee severance and related costs and was recorded in Non-interest expenses – Employee compensation and benefits.

The following table presents changes in the restructuring provision:

$ millions, for the year ended October 31	2020	2019
Balance at beginning of year	$26	$71
Additional new provisions recognized	370	–
Less:
Amounts incurred and charged against existing provisions	(152)	(45)
Unused amounts reversed	(22)	–
Balance at end of year	$222	$26

The amount of $222 million recognized represents our best estimate as at October 31, 2020 of the amount required to settle the obligation, including obligations related to ongoing payments as a result of the restructuring.

Note 24	Concentration of credit risk

Concentration of credit exposure may arise with a group of counterparties that have similar economic characteristics or are located in the same geographic region. The ability of such counterparties to meet contractual obligations would be similarly affected by changing economic, political or other conditions.

The amounts of credit exposure associated with our on- and off-balance sheet financial instruments are summarized in the following table:

Credit exposure by country of ultimate risk

$ millions, as at October 31				2020				2019
	Canada	U.S.	Other countries	Total	Canada	U.S.	Other countries	Total
On-balance sheet
Major assets (1)(2)(3)	$512,542	$151,337	$70,945	$734,824	$444,317	$120,286	$55,844	$620,447
Off-balance sheet
Credit-related arrangements
Financial institutions	$48,236	$13,482	$12,737	$74,455	$47,815	$13,526	$12,318	$73,659
Governments	9,860	10	7	9,877	9,208	10	14	9,232
Retail	142,351	554	434	143,339	130,544	510	432	131,486
Corporate	70,130	30,839	8,452	109,421	61,228	28,907	8,266	98,401
	$270,577	$44,885	$21,630	$337,092	$248,795	$42,953	$21,030	$312,778

(1)

Major assets consist of cash and deposits with banks, loans and acceptances net of allowance for credit losses, securities, securities borrowed or purchased under resale agreements, and derivative instruments.

(2)	Includes Canadian currency of $497.3 billion (2019: $426.0 billion) and foreign currencies of $237.5 billion (2019: $194.4 billion).
(3)

No industry or foreign jurisdiction accounted for more than 10% of loans and acceptances net of allowance for credit losses, with the exception of the U.S., which accounted for 13% as at October 31, 2020 (2019: 12.1%).

See Note 13 for derivative instruments by country and counterparty type of ultimate risk. In addition, see Note 22 for details on the client securities lending of the joint ventures which CIBC has with The Bank of New York Mellon.

Also see shaded sections in “MD&A – Management of risk” for a detailed discussion on our credit risk.

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Note 25	Related-party transactions

In the ordinary course of business, we provide banking services and enter into transactions with related parties on terms similar to those offered to unrelated parties. Related parties include key management personnel(1), their close family members, and entities that they or their close family members control or jointly control. Related parties also include associates and joint ventures accounted for under the equity method, and post-employment benefit plans for CIBC employees. Loans to these related parties are made in the ordinary course of business and on substantially the same terms as for comparable transactions with unrelated parties. As CIBC’s subsidiaries are consolidated, transactions with these entities have been eliminated and are not reported as related-party transactions. We offer a subsidy on annual fees and preferential interest rates on credit card balances to senior officers, which is the same offer extended to all employees of CIBC.

Key management personnel and their affiliates

As at October 31, 2020, loans to key management personnel(1) and their close family members and to entities that they or their close family members control or jointly control totalled $139 million (2019: $239 million), letters of credit and guarantees totalled $2 million (2019: $4 million), and undrawn credit commitments totalled $65 million (2019: $72 million).

These outstanding balances are generally unsecured and we have no provision for credit losses on impaired loans relating to these amounts for the years ended October 31, 2020 and 2019.

(1)

Key management personnel are defined as those persons having authority and responsibility for planning, directing and controlling the activities of CIBC directly or indirectly and comprise the members of the Board (referred to as directors), Executive Committee and certain named officers per the Bank Act (Canada) (collectively referred to as senior officers). Board members who are also Executive Committee members are included as senior officers.

Compensation of key management personnel

$ millions, for the year ended October 31		2020		2019
	Directors	Senior officers	Directors	Senior officers
Short-term benefits (1)	$3	$18	$3	$23
Post-employment benefits	–	3	–	3
Share-based benefits (2)	1	30	2	38
Termination benefits	–	4	–	–
Total compensation	$4	$55	$5	$64

(1)

Comprises salaries, statutory and non-statutory benefits related to senior officers and fees related to directors recognized during the year. Also includes annual incentive plan payments related to senior officers on a cash basis.

(2)	Comprises grant-date fair values of awards granted in the year.

Refer to the following Notes for additional details on related-party transactions:

Share-based payment plans

See Note 18 for details of these plans offered to directors and senior officers.

Post-employment benefit plans

See Note 19 for related-party transactions between CIBC and the post-employment benefit plans.

Equity-accounted associates and joint ventures

See Note 26 for details of our investments in equity-accounted associates and joint ventures.

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Note 26	Investments in equity-accounted associates and joint ventures

Joint ventures

CIBC is a 50/50 joint venture partner with The Bank of New York Mellon in two joint ventures: CIBC Mellon Trust Company and CIBC Mellon Global Securities Services Company, which provide trust and asset servicing, both in Canada. As at October 31, 2020, the carrying value of our investments in the joint ventures was $587 million (2019: $529 million), which was included in Corporate and Other.

As at October 31, 2020, loans to the joint ventures totalled nil (2019: nil) and undrawn credit commitments totalled $164 million (2019: $128 million).

CIBC, The Bank of New York Mellon, and CIBC Mellon have, jointly and severally, provided indemnities to customers of the joint ventures in respect of securities lending transactions. See Note 22 for additional details.

There was no unrecognized share of losses of any joint ventures, either for the year or cumulatively. In 2020 and 2019, none of our joint ventures experienced any significant restrictions to transfer funds in the form of cash dividends or distributions, or repayment of loans or advances.

The following table provides the summarized aggregate financial information related to our proportionate interest in the equity-accounted joint ventures:

$ millions, for the year ended October 31	2020	2019	2018
Net income	$67	$88	$106
OCI	43	45	(12)
Total comprehensive income	$110	$133	$94

Associates

As at October 31, 2020, the total carrying value of our investments in associates was $71 million (2019: $57 million). These investments comprise: listed associates with a carrying value of $10 million (2019: $9 million) and a fair value of $10 million (2019: $9 million); and unlisted associates with a carrying value of $61 million (2019: $48 million) and a fair value of $83 million (2019: $76 million). Of the total carrying value of our investments in associates, $10 million (2019: $5 million) was included in Canadian Personal and Business Banking, $37 million (2019: $33 million) in Capital Markets, and $24 million (2019: $19 million) in Corporate and Other.

As at October 31, 2020, loans to associates totalled nil (2019: nil) and undrawn credit commitments totalled $79 million (2019: $79 million). We also had commitments to invest up to nil (2019: nil) in our associates.

There was no unrecognized share of losses of any associate, either for the year or cumulatively. In 2020 and 2019, none of our associates experienced any significant restrictions to transfer funds in the form of cash dividends or distributions, or repayment of loans or advances.

The following table provides the summarized aggregate financial information related to our proportionate interest in equity-accounted associates:

$ millions, for the year ended October 31	2020	2019	2018
Net income	$12	$4	$15
OCI	1	(1)	(7)
Total comprehensive income	$13	$3	$8

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Note 27	Significant subsidiaries

The following is a list of significant subsidiaries in which CIBC, either directly or indirectly, owns 100% of the voting shares, except where noted.

$ millions, as at October 31, 2020
Subsidiary name (1)	Address of head or principal office	Book value of shares owned by CIBC	(2)

Canada and U.S.
CIBC Asset Management Inc.	Toronto, Ontario, Canada	$444
CIBC BA Limited	Toronto, Ontario, Canada	–	(3)
CIBC Bancorp USA Inc.	Chicago, Illinois, U.S.	9,077
Canadian Imperial Holdings Inc.	New York, New York, U.S.
CIBC Inc.	New York, New York, U.S.
CIBC World Markets Corp.	New York, New York, U.S.
CIBC Bank USA	Chicago, Illinois, U.S.
CIBC Private Wealth Group, LLC	Atlanta, Georgia, U.S.
CIBC Delaware Trust Company	Wilmington, Delaware, U.S.
CIBC National Trust Company	Atlanta, Georgia, U.S.
CIBC Private Wealth Advisors, Inc.	Chicago, Illinois, U.S.
CIBC Investor Services Inc.	Toronto, Ontario, Canada	25
CIBC Life Insurance Company Limited	Toronto, Ontario, Canada	23
CIBC Mortgages Inc.	Toronto, Ontario, Canada	230
CIBC Securities Inc.	Toronto, Ontario, Canada	2
CIBC Trust Corporation	Toronto, Ontario, Canada	591
CIBC World Markets Inc.	Toronto, Ontario, Canada	306
CIBC Wood Gundy Financial Services Inc.	Toronto, Ontario, Canada
CIBC Wood Gundy Financial Services (Quebec) Inc.	Montreal, Quebec, Canada
INTRIA Items Inc.	Mississauga, Ontario, Canada	100

International
CIBC Australia Ltd	Sydney, New South Wales, Australia	19
CIBC Capital Markets (Europe) S.A.	Luxembourg	550
CIBC Cayman Holdings Limited	George Town, Grand Cayman, Cayman Islands	1,742
CIBC Cayman Bank Limited	George Town, Grand Cayman, Cayman Islands
CIBC Cayman Capital Limited	George Town, Grand Cayman, Cayman Islands
CIBC Cayman Reinsurance Limited	George Town, Grand Cayman, Cayman Islands
CIBC Investments (Cayman) Limited	George Town, Grand Cayman, Cayman Islands	2,820
FirstCaribbean International Bank Limited (91.7%)	Warrens, St. Michael, Barbados
CIBC Bank and Trust Company (Cayman) Limited (91.7%)	George Town, Grand Cayman, Cayman Islands
CIBC Fund Administration Services (Asia) Limited (91.7%)	Hong Kong, China
FirstCaribbean International Bank (Bahamas) Limited (87.3%)	Nassau, The Bahamas
Sentry Insurance Brokers Ltd. (87.3%)	Nassau, The Bahamas
FirstCaribbean International Bank (Barbados) Limited (91.7%)	Warrens, St. Michael, Barbados
FirstCaribbean International Finance Corporation (Leeward & Windward) Limited (91.7%)	Castries, St. Lucia
FirstCaribbean International Securities Limited (91.7%)	Kingston, Jamaica
FirstCaribbean International Bank (Cayman) Limited (91.7%)	George Town, Grand Cayman, Cayman Islands
FirstCaribbean International Finance Corporation (Netherlands Antilles) N.V. (91.7%)	Curacao, Netherlands Antilles
FirstCaribbean International Bank (Curacao) N.V. (91.7%)	Curacao, Netherlands Antilles
FirstCaribbean International Bank (Jamaica) Limited (91.7%)	Kingston, Jamaica
FirstCaribbean International Bank (Trinidad and Tobago) Limited (91.7%)	Maraval, Port of Spain, Trinidad & Tobago
FirstCaribbean International Trust Company (Bahamas) Limited (91.7%)	Nassau, The Bahamas
FirstCaribbean International Wealth Management Bank (Barbados) Limited (91.7%)	Warrens, St. Michael, Barbados
CIBC World Markets (Japan) Inc.	Tokyo, Japan	48

(1)

Each subsidiary is incorporated or organized under the laws of the state or country in which the principal office is situated, except for Canadian Imperial Holdings Inc., CIBC Inc., CIBC Capital Corporation, CIBC World Markets Corp., CIBC Private Wealth Group, LLC, CIBC Private Wealth Advisors, Inc., and CIBC Bancorp USA Inc., which were incorporated or organized under the laws of the State of Delaware, U.S.; CIBC National Trust Company, which was organized under the laws of the U.S.; and CIBC World Markets (Japan) Inc., which was incorporated in Barbados.

(2)	The book value of shares of subsidiaries is shown at cost and may include non-voting common and preferred shares. These amounts are eliminated upon consolidation.
(3)	The book value of shares owned by CIBC is less than $1 million.

In addition to the above, we consolidate certain SEs where we have control over the SE. See Note 7 for additional details.

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Note 28	Financial instruments – disclosures

Certain disclosures required by IFRS 7 are provided in the shaded sections of the “MD&A – Management of risk”, as permitted by IFRS. The following table provides a cross referencing of those disclosures in the MD&A.

Description	Section
For each type of risk arising from financial instruments, an entity shall disclose: the exposure to risks and how they arise; objectives, policies and processes used for managing the risks; methods used to measure the risk; and description of collateral.	Risk overview
Credit risk
Market risk
Liquidity risk
Operational risk
Reputation and legal risks Conduct risk
Regulatory compliance risk
Credit risk: gross exposure to credit risk, credit quality and concentration of exposures.	Credit risk
Market risk: trading portfolios – Value-at-Risk (VaR); stressed VaR, incremental risk charge, non-trading portfolios – interest rate risk, foreign exchange risk and equity risk.	Market risk
Liquidity risk: liquid assets, maturity of financial assets and liabilities, and credit commitments.	Liquidity risk

We have provided quantitative disclosures related to credit risk consistent with Basel guidelines in the “Credit risk” section of the MD&A. The table below sets out the categories of the on-balance sheet exposures that are subject to the credit risk framework as set out in the Capital Adequacy Requirements (CAR) Guideline issued by OSFI under the different Basel approaches based on the carrying value of those exposures in our consolidated financial statements. The credit risk framework includes CCR exposures arising from OTC derivatives, repo-style transactions and trades cleared through CCPs, as well as securitization exposures. Items not subject to the credit risk framework include exposures that are subject to the market risk framework, amounts that are not subject to capital requirements or are subject to deduction from capital, and amounts relating to CIBC’s insurance subsidiaries, which are excluded from the scope of regulatory consolidation.

$ millions, as at October 31		AIRB approach	Standardized approach	Other credit risk (1)	Total subject to credit risk	Not subject to credit risk	Total consolidated balance sheet
2020	Cash and deposits with banks	$50,407	$10,207	$1,822	$62,436	$82	$62,518
	Securities	91,099	11,961	–	103,060	45,986	149,046
	Cash collateral on securities borrowed	8,543	4	–	8,547	–	8,547
	Securities purchased under resale agreements	65,595	–	–	65,595	–	65,595
	Loans	363,425	44,087	1,138	408,650	1,672	410,322
	Allowance for credit losses	(2,600)	(940)	–	(3,540)	–	(3,540)
	Derivative instruments	32,600	130	–	32,730	–	32,730
	Customers’ liability under acceptances	9,606	–	–	9,606	–	9,606
	Other assets	15,518	462	7,739	23,719	11,008	34,727
	Total credit exposures	$634,193	$65,911	$10,699	$710,803	$58,748	$769,551
2019	Total credit exposures	$535,483	$52,605	$8,671	$596,759	$54,845	$651,604

(1)

Includes credit risk exposures arising from other assets that are subject to the credit risk framework but are not included in the standardized or AIRB frameworks, including other balance sheet assets which are risk-weighted at 100%, significant investments in the capital of non-financial institutions, and amounts below the thresholds for capital deduction that are risk-weighted at 250%.

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Note 29	Offsetting financial assets and liabilities

The following table identifies the amounts that have been offset on the consolidated balance sheet in accordance with the requirements of IAS 32 “Financial Instruments: Presentation”, and also those amounts that are subject to enforceable netting agreements but do not qualify for offsetting on the consolidated balance sheet either because we do not have a currently enforceable legal right to set-off the recognized amounts, or because we do not intend to settle on a net basis or to realize the asset and settle the liability simultaneously.

Financial assets

	Amounts subject to enforceable netting agreements
	Gross amounts of recognized financial assets	Gross amounts offset on the consolidated balance sheet (1)		Related amounts not set-off on the consolidated balance sheet			Amounts not subject to enforceable netting agreements	(4)	Net amounts presented on the consolidated balance sheet
$ millions, as at October 31			Net amounts	Financial instruments (2)	Collateral received (3)	Net amounts
2020 Derivatives	$59,024	$(29,989)	$29,035	$(19,347)	$(5,170)	$4,518	$3,695		$32,730
Cash collateral on securities borrowed	8,547	–	8,547	–	(8,267)	280	–		8,547
Securities purchased under resale agreements	68,335	(2,740)	65,595	–	(65,178)	417	–		65,595
	$135,906	$(32,729)	$103,177	$(19,347)	$(78,615)	$5,215	$3,695		$106,872
2019 Derivatives	$42,156	$(21,206)	$20,950	$(14,572)	$(3,888)	$2,490	$2,945		$23,895
Cash collateral on securities borrowed	3,664	–	3,664	–	(3,588)	76	–		3,664
Securities purchased under resale agreements	59,131	(3,020)	56,111	–	(55,721)	390	–		56,111
	$104,951	$(24,226)	$80,725	$(14,572)	$(63,197)	$2,956	$2,945		$83,670

Financial liabilities

	Amounts subject to enforceable netting agreements
	Gross amounts of recognized financial liabilities	Gross amounts offset on the consolidated balance sheet (1)		Related amounts not set-off on the consolidated balance sheet			Amounts not subject to enforceable netting agreements	(4)	Net amounts presented on the consolidated balance sheet
$ millions, as at October 31			Net amounts	Financial instruments (2)	Collateral pledged (3)	Net amounts
2020 Derivatives	$56,461	$(29,989)	$26,472	$(19,347)	$(5,883)	$1,242	$4,036		$30,508
Cash collateral on securities lent	1,824	–	1,824	–	(1,719)	105	–		1,824
Obligations related to securities sold under repurchase agreements	74,393	(2,740)	71,653	–	(71,368)	285	–		71,653
	$132,678	$(32,729)	$99,949	$(19,347)	$(78,970)	$1,632	$4,036		$103,985
2019 Derivatives	$43,941	$(21,206)	$22,735	$(14,572)	$(6,840)	$1,323	$2,378		$25,113
Cash collateral on securities lent	1,822	–	1,822	–	(1,779)	43	–		1,822
Obligations related to securities sold under repurchase agreements	54,821	(3,020)	51,801	–	(51,343)	458	–		51,801
	$100,584	$(24,226)	$76,358	$(14,572)	$(59,962)	$1,824	$2,378		$78,736

(1)

Comprises amounts related to financial instruments which qualify for offsetting. Derivatives cleared through the CME are considered to be settled-to-market and not collateralized-to-market. Derivatives which are settled-to-market are settled on a daily basis, resulting in derecognition, rather than offsetting, of the related amounts. As a result, settled-to-market amounts are not considered to be subject to enforceable netting arrangements. In the absence of this, an amount of $964 million as at October 31, 2020 (2019: $355 million) relating to derivatives cleared through CME would otherwise have been considered to be offset on the consolidated balance sheet.

(2)

Comprises amounts subject to set-off under enforceable netting agreements, such as ISDA agreements, derivative exchange or clearing counterparty agreements, global master repurchase agreements, and global master securities lending agreements. Under such arrangements, all outstanding transactions governed by the relevant agreement can be offset if an event of default or other predetermined event occurs.

(3)	Collateral received and pledged amounts are reflected at fair value, but have been limited to the net balance sheet exposure so as not to include any over-collateralization.
(4)	Includes contractual rights of set-off that are subject to uncertainty under the laws of the relevant jurisdiction, exchange-traded derivatives and derivatives which are settled-to-market.

The offsetting and collateral arrangements discussed above and other credit risk mitigation strategies used by CIBC are further explained in the “Credit risk” section of the MD&A. Certain amounts of securities received as collateral are restricted from being sold or re-pledged.

Note 30	Interest income and expense

The table below provides the consolidated interest income and expense by accounting categories.

$ millions, for the year ended October 31		Interest income	Interest expense
2020	Measured at amortized cost (1)(2)	$15,055	$6,062
	Debt securities measured at FVOCI (1)	685	n/a
	Other (3)	1,782	416
	Total	$17,522	$6,478
2019	Measured at amortized cost (1)(2)	$17,871	$9,824
	Debt securities measured at FVOCI (1)	960	n/a
	Other (3)	1,866	322
	Total	$20,697	$10,146
2018	Measured at amortized cost (1)(2)	$15,275	$7,139
	Debt securities measured at FVOCI (1)	749	n/a
	Other (3)	1,481	301
	Total	$17,505	$7,440

(1)	Interest income for financial instruments that are measured at amortized cost and debt securities that are measured at FVOCI is calculated using the effective interest rate method.
(2)	Effective November 1, 2019, includes interest income on sublease-related assets and interest expense on lease liabilities under IFRS 16.
(3)	Includes interest income and expense and dividend income for financial instruments that are mandatorily measured and designated at FVTPL and equity securities designated at FVOCI.
n/a	Not applicable.

CIBC 2020 ANNUAL REPORT	187

Consolidated financial statements

Note 31	Segmented and geographic information

CIBC has four SBUs – Canadian Personal and Business Banking, Canadian Commercial Banking and Wealth Management, U.S. Commercial Banking and Wealth Management, and Capital Markets. These SBUs are supported by Corporate and Other.

Canadian Personal and Business Banking provides personal and business clients across Canada with financial advice, products and services through banking centres, as well as through direct, mobile and remote channels.

Canadian Commercial Banking and Wealth Management provides high-touch, relationship-oriented banking and wealth management services to middle-market companies, entrepreneurs, high-net-worth individuals and families across Canada, as well as asset management services to institutional investors.

U.S. Commercial Banking and Wealth Management delivers commercial banking and private wealth services across the U.S., as well as personal and small business banking services in four U.S. Midwestern markets and focuses on middle-market and mid-corporate companies and high-net-worth families.

Capital Markets provides integrated global markets products and services, investment banking advisory and execution, corporate banking solutions and top-ranked research to corporate, commercial, government and institutional clients around the world.

Corporate and Other includes the following functional groups – Technology, Infrastructure and Innovation, Risk Management, People, Culture and Brand, Finance and Enterprise Strategy, as well as other support groups. The expenses of these functional and support groups are generally allocated to the business lines within the SBUs. The majority of the functional and support costs of CIBC Bank USA are recognized directly in the U.S. Commercial Banking and Wealth Management SBU. Corporate and Other also includes the results of CIBC FirstCaribbean and other strategic investments, as well as other income statement and balance sheet items not directly attributable to the business lines.

Business unit allocations

Revenue, expenses, and other balance sheet resources related to certain activities are generally allocated to the lines of business within the SBUs.

Treasury activities impact the financial results of the SBUs. Each line of business within our SBUs is charged or credited with a market-based cost of funds on assets and liabilities, respectively, which impacts the revenue performance of the SBUs. Consistent with the changes discussed in the “Changes made to our business segments” section, this market-based cost of funds takes into account the cost of maintaining sufficient regulatory capital to support business requirements, including the cost of preferred shares. Once the interest and liquidity risks inherent in our client-driven assets and liabilities are transfer priced into Treasury, they are managed within CIBC’s risk framework and limits. The residual financial results associated with Treasury activities are reported in Corporate and Other, with the exception of certain Treasury activities in U.S. Commercial Banking and Wealth Management, which are reported in that SBU. Capital is attributed to the SBUs in a manner that is intended to consistently measure and align the costs with the underlying benefits and risks associated with SBU activities. Earnings on unattributed capital remain in Corporate and Other. As discussed in the “Changes made to our business segments” section, effective November 1, 2019, capital is attributed to the SBUs based on the estimated amount of regulatory capital required to support their businesses. We review our transfer pricing methodologies on an ongoing basis to ensure they reflect changing market environments and industry practices.

To measure and report the results of operations of the lines of business within our Canadian Personal and Business Banking and Canadian Commercial Banking and Wealth Management SBUs, we use a Product Owner/Customer Segment/Distributor Channel allocation management model. The model uses certain estimates and methodologies to process internal transfers between lines of business for sales, renewals and trailer commissions. Periodically, the sales, renewals and trailer commission rates paid to customer segments for certain products/services are revised and applied prospectively.

The non-interest expenses of the functional and support groups are generally allocated to the business lines within the SBUs based on appropriate criteria and methodologies. The basis of allocation is reviewed periodically to reflect changes in support to business lines. Other costs not directly attributable to business lines remain in Corporate and Other.

We recognize provision for credit losses on both impaired (stage 3) and performing (stages 1 and 2) loans in the respective SBUs.

Changes made to our business segments

2020

The following changes were made in the first quarter of 2020:

•

We changed the way that we allocate capital to our SBUs. Previously, we utilized an economic capital model to attribute capital to our SBUs. Effective November 1, 2019, capital is now allocated to the SBUs based on the estimated amount of regulatory capital required to support their businesses.

•

The transfer pricing methodology used by Treasury was enhanced to align with the changes that we made to our capital allocation methodology as discussed above. Concurrently with this change, we also made other updates and enhancements to our funds transfer pricing methodology as well as minor updates to certain allocation methodologies.

These changes impacted the results of our SBUs. Prior period amounts were revised accordingly. There was no impact on consolidated net income resulting from these changes.

188	CIBC 2020 ANNUAL REPORT

Consolidated financial statements

Results by reporting segments and geographic areas

$ millions, for the year ended October 31		Canadian Personal and Business Banking	Canadian Commercial Banking and Wealth Management	U.S. Commercial Banking and Wealth Management	Capital Markets	Corporate and Other	CIBC Total	Canada (1)	U.S. (1)	Caribbean (1)	Other countries (1)
2020	Net interest income (2)	$6,294	$1,248	$1,433	$1,910	$159	$11,044	$8,449	$1,583	$890	$122
	Non-interest income (3)(4)	2,194	2,873	621	1,577	432	7,697	5,243	1,167	616	671
	Total revenue	8,488	4,121	2,054	3,487	591	18,741	13,692	2,750	1,506	793
	Provision for (reversal of) credit losses	1,219	303	487	281	199	2,489	1,648	623	199	19
	Amortization and impairment (5)	230	30	126	10	915	1,311	805	174	312	20
	Other non-interest expenses	4,373	2,149	1,007	1,624	898	10,051	7,991	1,336	530	194
	Income (loss) before income taxes	2,666	1,639	434	1,572	(1,421)	4,890	3,248	617	465	560
	Income taxes (2)	704	437	54	441	(538)	1,098	700	165	89	144
	Net income (loss)	$1,962	$1,202	$380	$1,131	$(883)	$3,792	$2,548	$452	$376	$416
	Net income (loss) attributable to:
	Non-controlling interests	$–	$–	$–	$–	$2	$2	$–	$–	$2	$–
	Equity shareholders	1,962	1,202	380	1,131	(885)	3,790	2,548	452	374	416
	Average assets (6)	$261,956	$65,839	$55,237	$221,117	$131,343	$735,492	$554,787	$122,721	$33,012	$24,972
2019 (7)	Net interest income (2)	$6,372	$1,205	$1,381	$1,253	$340	$10,551	$7,890	$1,405	$820	$436
	Non-interest income (3)(4)	2,383	2,822	583	1,707	565	8,060	6,008	1,099	643	310
	Total revenue	8,755	4,027	1,964	2,960	905	18,611	13,898	2,504	1,463	746
	Provision for (reversal of) credit losses	896	163	73	153	1	1,286	1,111	173	1	1
	Amortization and impairment (5)	96	8	109	4	621	838	508	139	181	10
	Other non-interest expenses	4,649	2,098	1,010	1,512	749	10,018	7,985	1,290	556	187
	Income (loss) before income taxes	3,114	1,758	772	1,291	(466)	6,469	4,294	902	725	548
	Income taxes (2)	825	471	90	337	(375)	1,348	1,008	139	155	46
	Net income (loss)	$2,289	$1,287	$682	$954	$(91)	$5,121	$3,286	$763	$570	$502
	Net income (loss) attributable to:
	Non-controlling interests	$–	$–	$–	$–	$25	$25	$–	$–	$25	$–
	Equity shareholders	2,289	1,287	682	954	(116)	5,096	3,286	763	545	502
	Average assets (6)	$259,089	$62,552	$47,495	$184,566	$86,014	$639,716	$501,066	$99,152	$27,086	$12,412
2018 (7)	Net interest income (2)	$6,151	$1,091	$1,231	$1,432	$160	$10,065	$7,963	$1,204	$793	$105
	Non-interest income (3)(4)	2,444	2,745	529	1,503	548	7,769	6,030	895	567	277
	Total revenue	8,595	3,836	1,760	2,935	708	17,834	13,993	2,099	1,360	382
	Provision for (reversal of) credit losses	741	5	79	(30)	75	870	740	57	75	(2)
	Amortization and impairment (5)	98	9	107	4	439	657	469	136	44	8
	Other non-interest expenses	4,297	2,058	916	1,488	842	9,601	7,655	1,231	530	185
	Income (loss) before income taxes	3,459	1,764	658	1,473	(648)	6,706	5,129	675	711	191
	Income taxes (2)	919	478	97	387	(459)	1,422	1,021	288	72	41
	Net income (loss)	$2,540	$1,286	$561	$1,086	$(189)	$5,284	$4,108	$387	$639	$150
	Net income (loss) attributable to:
	Non-controlling interests	$–	$–	$–	$–	$17	$17	$–	$–	$17	$–
	Equity shareholders	2,540	1,286	561	1,086	(206)	5,267	4,108	387	622	150
	Average assets (6)	$259,131	$55,713	$41,238	$166,231	$76,128	$598,441	$476,224	$80,935	$31,101	$10,181

(1)	Net income and average assets are allocated based on the geographic location where they are recorded.
(2)

U.S. Commercial Banking and Wealth Management and Capital Markets net interest income and income taxes include taxable equivalent basis (TEB) adjustments of nil and $183 million, respectively (2019: $2 million and $177 million, respectively; 2018: $2 million and $278 million, respectively) with an equivalent offset in Corporate and Other.

(3)

The fee and commission income within non-interest income consists primarily of underwriting and advisory fees, deposit and payment fees, credit fees, card fees, investment management and custodial fees, mutual fund fees and commissions on securities transactions. Underwriting and advisory fees are earned primarily in Capital Markets with the remainder earned in Canadian Commercial Banking and Wealth Management. Deposit and payment fees are earned primarily in Canadian Personal and Business Banking, with the remainder earned mainly in Canadian Commercial Banking and Wealth Management and Corporate and Other. Credit fees are earned primarily in Canadian Commercial Banking and Wealth Management, Capital Markets, and U.S. Commercial Banking and Wealth Management. Card fees are earned primarily in Canadian Personal and Business Banking, with the remainder earned mainly in Corporate and Other. Investment management and custodial fees are earned primarily in Canadian Commercial Banking and Wealth Management and U.S. Commercial Banking and Wealth Management, with the remainder earned mainly in Corporate and Other. Mutual fund fees are earned primarily in Canadian Commercial Banking and Wealth Management and U.S. Commercial Banking and Wealth Management. Commissions on securities transactions are earned primarily in Capital Markets and Canadian Commercial Banking and Wealth Management, with the remainder earned mainly in Canadian Personal and Business Banking.

(4)	Includes intersegment revenue, which represents internal sales commissions and revenue allocations under the Manufacturer / Customer Segment / Distributor Management Model.
(5)	Comprises amortization and impairment of buildings, right-of-use assets, furniture, equipment, leasehold improvements, software and other intangible assets, and goodwill.
(6)	Assets are disclosed on an average basis as this measure is most relevant to a financial institution and is the measure reviewed by management.
(7)	Certain prior period information has been revised. See the “Changes made to our business segments” section for additional details.

CIBC 2020 ANNUAL REPORT	189

Consolidated financial statements

The following table provides a breakdown of revenue from our reporting segments:

$ millions, for the year ended October 31	2020	2019 (1)	2018 (1)
Canadian Personal and Business Banking	$8,488	$8,755	$8,595
Canadian Commercial Banking and Wealth Management
Commercial banking	$1,663	$1,633	$1,461
Wealth management	2,458	2,394	2,375
	$4,121	$4,027	$3,836
U.S. Commercial Banking and Wealth Management (2)
Commercial banking (3)	$1,432	$1,353	$1,194
Wealth management	622	611	566
	$2,054	$1,964	$1,760
Capital Markets (2)
Global markets	$2,143	$1,729	$1,694
Corporate and investment banking	1,344	1,231	1,241
	$3,487	$2,960	$2,935
Corporate and Other (2)
International banking	$734	$798	$657
Other	(143)	107	51
	$591	$905	$708

(1)	Certain prior period information has been revised. See the “Changes made to our business segments” section for additional details.
(2)

U.S. Commercial Banking and Wealth Management and Capital Markets revenue includes a TEB adjustment of nil and $183 million, respectively (2019: $2 million and $177 million, respectively; 2018: $2 million and $278 million, respectively) with an equivalent offset in Corporate and Other.

(3)

Certain information has been reclassified to conform to the presentation adopted in the first quarter of 2020. Commercial banking now includes the Other line of business, which includes the treasury activities relating to CIBC Bank USA, as these activities primarily support the commercial banking line of business.

Note 32	Future accounting policy changes

Conceptual Framework for Financial Reporting

In March 2018, the IASB issued a revised version of its “Conceptual Framework for Financial Reporting” (Conceptual Framework). The Conceptual Framework sets out the fundamental concepts that underlie the preparation and presentation of financial statements and serves to guide the IASB in developing IFRS standards. The Conceptual Framework also assists entities in developing accounting policies when no IFRS standard applies to a particular transaction, and more broadly, the Conceptual Framework helps entities to understand and interpret the standards. The Conceptual Framework is effective for annual periods beginning on or after January 1, 2020, which for us will be on November 1, 2020.

The impact of the Conceptual Framework is not expected to be significant to our consolidated financial statements.

IFRS 17 “Insurance Contracts” (IFRS 17)

IFRS 17 “Insurance Contracts” (IFRS 17), issued in May 2017, replaces IFRS 4 “Insurance Contracts”. On June 25, 2020, the IASB issued amendments to IFRS 17 partly aimed at helping companies implement the standard. IFRS 17, incorporating the amendments, is effective for annual reporting periods beginning on or after January 1, 2023, which is a two-year deferral from the original effective date, and for us, will be November 1, 2023. IFRS 17 provides comprehensive guidance on the recognition, measurement, presentation and disclosure of insurance contracts we issue and reinsurance contracts we hold.

We continue to evaluate the impact of IFRS 17 on our consolidated financial statements and to prepare for its implementation. We have established an Executive Steering Committee and a project team to support the implementation of IFRS 17. This team continues to determine the required changes to our accounting and actuarial policies resulting from the adoption of IFRS 17, including the amendments issued in June 2020, and to evaluate the required technology solution to support the new requirements.

Interest Rate Benchmark Reform: Phase 2 Amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16

In August 2020, the IASB issued “Interest Rate Benchmark Reform: Phase 2 Amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16”, which addresses issues that affect financial reporting once an existing rate is replaced with an alternative rate and provides specific disclosure requirements. The Phase 2 amendments provide relief for the modification of financial assets and financial liabilities, lease modifications, and specific hedge accounting requirements. The Phase 2 amendments are effective for annual periods beginning on or after January 1, 2021. As we elected to continue to apply the hedge accounting requirements of IAS 39 upon the adoption of IFRS 9, the amendments will apply to IAS 39, IFRS 7, IFRS 4 and IFRS 16 for us, mandatorily effective on November 1, 2021. Earlier application is permitted. We continue to evaluate the impact of the amendments on our consolidated financial statements.

190	CIBC 2020 ANNUAL REPORT

Quarterly review

Condensed consolidated statement of income

	2020				2019
Unaudited, $ millions, for the three months ended	Oct. 31	Jul. 31	Apr. 30	Jan. 31	Oct. 31	Jul. 31	Apr. 30	Jan. 31
Net interest income	$2,792	$2,729	$2,762	$2,761	$2,801	$2,694	$2,460	$2,596
Non-interest income	1,808	1,979	1,816	2,094	1,971	2,038	2,082	1,969
Total revenue	4,600	4,708	4,578	4,855	4,772	4,732	4,542	4,565
Provision for credit losses	291	525	1,412	261	402	291	255	338
Non-interest expenses	2,891	2,702	2,704	3,065	2,838	2,670	2,588	2,760
Income before income taxes	1,418	1,481	462	1,529	1,532	1,771	1,699	1,467
Income taxes	402	309	70	317	339	373	351	285
Net income	$1,016	$1,172	$392	$1,212	$1,193	$1,398	$1,348	$1,182
Net income (loss) attributable to non-controlling interests	$1	$2	$(8)	$7	$8	$6	$7	$4
Preferred shareholders and other equity instrument holders	30	31	30	31	32	28	28	23
Common shareholders	985	1,139	370	1,174	1,153	1,364	1,313	1,155
Net income attributable to equity shareholders	$1,015	$1,170	$400	$1,205	$1,185	$1,392	$1,341	$1,178

Condensed consolidated balance sheet

	2020				2019
Unaudited, $ millions, as at	Oct. 31	Jul. 31	Apr. 30	Jan. 31	Oct. 31	Jul. 31	Apr. 30	Jan. 31
Assets
Cash and deposits with banks	$62,518	$68,422	$55,471	$20,731	$17,359	$16,699	$14,407	$16,572
Securities	149,046	144,344	133,806	129,349	121,310	119,699	121,547	109,027
Securities borrowed or purchased under resale agreements	74,142	62,060	71,706	63,904	59,775	55,422	54,085	56,848
Loans
Residential mortgages	221,165	216,469	213,254	209,792	208,652	207,531	207,396	207,657
Personal and credit card	53,611	53,150	53,541	55,565	56,406	56,321	55,758	55,143
Business and government	135,546	138,496	147,855	129,539	125,798	123,680	121,815	113,976
Allowance for credit losses	(3,540)	(3,347)	(3,064)	(1,948)	(1,915)	(1,771)	(1,751)	(1,715)
Derivative instruments	32,730	43,476	40,319	25,251	23,895	24,582	22,103	21,174
Customers’ liability under acceptances	9,606	9,689	8,993	9,505	9,167	9,679	9,727	10,011
Other assets	34,727	35,786	37,255	30,430	31,157	30,680	29,022	25,954
	$769,551	$768,545	$759,136	$672,118	$651,604	$642,522	$634,109	$614,647
Liabilities and equity
Deposits
Personal	$202,152	$197,409	$194,080	$182,773	$178,091	$175,196	$174,662	$172,836
Business and government	311,426	311,628	290,800	264,775	257,502	253,976	250,986	239,697
Bank	17,011	16,405	17,497	11,928	11,224	12,650	14,795	13,062
Secured borrowings	40,151	40,693	41,411	38,423	38,895	39,222	37,097	39,112
Derivative instruments	30,508	42,875	41,188	25,380	25,113	25,895	22,839	23,337
Acceptances	9,649	9,802	9,051	9,568	9,188	9,740	9,745	10,051
Obligations related to securities lent or sold short or under repurchase agreements	89,440	82,765	96,288	76,188	69,258	65,557	65,584	60,576
Other liabilities	22,167	21,047	23,750	19,158	19,069	16,656	17,017	15,731
Subordinated indebtedness	5,712	5,822	4,818	4,695	4,684	5,620	4,171	4,162
Equity	41,335	40,099	40,253	39,230	38,580	38,010	37,213	36,083
	$769,551	$768,545	$759,136	$672,118	$651,604	$642,522	$634,109	$614,647

CIBC 2020 ANNUAL REPORT	191

Select financial measures

	2020				2019
Unaudited, as at or for the three months ended	Oct. 31	Jul. 31	Apr. 30	Jan. 31	Oct. 31	Jul. 31	Apr. 30	Jan. 31
Return on common shareholders’ equity	10.7%	12.1%	4.0%	13.1%	12.9%	15.5%	15.8%	13.8%
Return on average assets	0.52%	0.62%	0.22%	0.71%	0.72%	0.86%	0.87%	0.76%
Average common shareholders’ equity ($ millions)	$36,762	$37,360	$37,386	$35,671	$35,553	$35,028	$34,091	$33,183
Average assets ($ millions)	$778,933	$757,589	$725,701	$679,531	$655,971	$648,537	$633,556	$620,599
Average assets to average common equity	21.2	20.3	19.4	19.0	18.5	18.5	18.6	18.7
Capital and leverage
CET1 ratio	12.1%	11.8%	11.3%	11.3%	11.6%	11.4%	11.2%	11.2%
Tier 1 capital ratio	13.6%	13.0%	12.5%	12.5%	12.9%	12.7%	12.6%	12.7%
Total capital ratio	16.1%	15.4%	14.5%	14.5%	15.0%	15.2%	14.5%	14.7%
Leverage ratio	4.7%	4.6%	4.5%	4.3%	4.3%	4.3%	4.3%	4.2%
Net interest margin	1.43%	1.43%	1.55%	1.62%	1.69%	1.65%	1.59%	1.66%
Efficiency ratio	62.9%	57.4%	59.1%	63.1%	59.5%	56.4%	57.0%	60.5%

Common share information

	2020				2019
Unaudited, as at or for the three months ended	Oct. 31	Jul. 31	Apr. 30	Jan. 31	Oct. 31	Jul. 31	Apr. 30	Jan. 31
Weighted-average basic shares outstanding (thousands)	446,321	445,416	444,739	445,248	445,357	444,868	444,028	443,033
Per share
– basic earnings	$2.21	$2.56	$0.83	$2.64	$2.59	$3.07	$2.96	$2.61
– diluted earnings	2.20	2.55	0.83	2.63	2.58	3.06	2.95	2.60
– dividends	1.46	1.46	1.46	1.44	1.44	1.40	1.40	1.36
– book value (1)	84.05	83.17	83.67	81.38	79.87	78.58	77.49	75.11
Closing share price (2)	99.38	92.73	82.48	107.92	112.31	103.83	112.81	111.41
Dividend payout ratio	66.2%	57.1%	176.0%	54.6%	55.6%	45.7%	47.3%	52.2%

(1)	Common shareholders’ equity divided by the number of common shares issued and outstanding at end of period.
(2)	The high and low price during the period, and closing price on the last trading day of the period, on the TSX.

192	CIBC 2020 ANNUAL REPORT

Ten-year statistical review

Condensed consolidated statement of income

Unaudited, $ millions, for the year ended October 31	2020	2019	2018	2017	2016	2015	2014	2013	2012	2011
Net interest income	$11,044	$10,551	$10,065	$8,977	$8,366	$7,915	$7,459	$7,453	$7,326	$7,062
Non-interest income	7,697	8,060	7,769	7,303	6,669	5,941	5,904	5,252	5,159	5,373
Total revenue	18,741	18,611	17,834	16,280	15,035	13,856	13,363	12,705	12,485	12,435
Provision for credit losses	2,489	1,286	870	829	1,051	771	937	1,121	1,291	1,144
Non-interest expenses	11,362	10,856	10,258	9,571	8,971	8,861	8,512	7,608	7,202	7,486
Income before income taxes	4,890	6,469	6,706	5,880	5,013	4,224	3,914	3,976	3,992	3,805
Income taxes	1,098	1,348	1,422	1,162	718	634	699	626	689	927
Net income	$3,792	$5,121	$5,284	$4,718	$4,295	$3,590	$3,215	$3,350	$3,303	$2,878
Net income (loss) attributable to non-controlling interests	$2	$25	$17	$19	$20	$14	$(3)	$(2)	$9	$11
Preferred shareholders and other equity instrument holders	122	111	89	52	38	45	87	99	158	177
Common shareholders	3,668	4,985	5,178	4,647	4,237	3,531	3,131	3,253	3,136	2,690
Net income attributable to equity shareholders	$3,790	$5,096	$5,267	$4,699	$4,275	$3,576	$3,218	$3,352	$3,294	$2,867

Condensed consolidated balance sheet

Unaudited, $ millions, as at October 31	2020	2019	2018	2017	2016	2015	2014	2013	2012	2011
Assets
Cash and deposits with banks	$62,518	$17,359	$17,691	$14,152	$14,165	$18,637	$13,547	$6,379	$4,727	$5,142
Securities	149,046	121,310	101,664	93,419	87,423	74,982	59,542	71,984	65,334	60,295
Securities borrowed or purchased under resale agreements	74,142	59,775	48,938	45,418	33,810	33,334	36,796	28,728	28,474	27,479
Loans
Residential mortgages	221,165	208,652	207,749	207,271	187,298	169,258	157,526	150,938	150,056	150,509
Personal and credit card	53,611	56,406	55,731	53,315	50,373	48,321	47,087	49,213	50,476	50,586
Business and government	135,546	125,798	109,555	97,766	71,437	65,276	56,075	48,207	43,624	39,663
Allowance for credit losses	(3,540)	(1,915)	(1,639)	(1,618)	(1,691)	(1,670)	(1,660)	(1,698)	(1,860)	(1,803)
Derivative instruments	32,730	23,895	21,431	24,342	27,762	26,342	20,680	19,947	27,039	28,270
Customers’ liability under acceptances	9,606	9,167	10,265	8,824	12,364	9,796	9,212	9,720	10,436	9,454
Other assets	34,727	31,157	25,714	22,375	18,416	19,033	16,098	14,588	14,813	14,163
	$769,551	$651,604	$597,099	$565,264	$501,357	$463,309	$414,903	$398,006	$393,119	$383,758
Liabilities and equity
Deposits
Personal	$202,152	$178,091	$163,879	$159,327	$148,081	$137,378	$130,085	$125,034	$118,153	$116,592
Business and government	311,426	257,502	240,149	225,622	190,240	178,850	148,793	134,736	125,055	117,143
Bank	17,011	11,224	14,380	13,789	17,842	10,785	7,732	5,592	4,723	4,177
Secured borrowings	40,151	38,895	42,607	40,968	39,484	39,644	38,783	49,802	52,413	51,308
Derivative instruments	30,508	25,113	20,973	23,271	28,807	29,057	21,841	19,724	27,091	28,792
Acceptances	9,649	9,188	10,296	8,828	12,395	9,796	9,212	9,721	10,481	9,489
Obligations related to securities lent or sold short or under repurchase agreements	89,440	69,258	47,353	43,708	24,550	20,149	23,764	20,313	21,259	21,730
Capital Trust securities (1)	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	1,678	1,594
Other liabilities	22,167	19,069	18,266	15,305	12,919	12,223	10,932	10,862	11,076	11,704
Subordinated indebtedness	5,712	4,684	4,080	3,209	3,366	3,874	4,978	4,228	4,823	5,138
Non-controlling interests	181	186	173	202	201	193	164	175	170	164
Shareholders’ equity	41,154	38,394	34,943	31,035	23,472	21,360	18,619	17,819	16,197	15,927
	$769,551	$651,604	$597,099	$565,264	$501,357	$463,309	$414,903	$398,006	$393,119	$383,758

(1)	Commencing November 1, 2012, CIBC Capital Trust was deconsolidated.
n/a	Not applicable.

CIBC 2020 ANNUAL REPORT	193

Select financial measures

Unaudited, as at or for the year ended October 31	2020	2019	2018	2017	2016	2015	2014	2013	2012	2011
Return on equity	10.0%	14.5%	16.6%	18.3%	19.9%	18.7%	18.3%	21.4%	22.2%	22.2%
Return on average assets	0.52%	0.80%	0.88%	0.87%	0.84%	0.79%	0.78%	0.83%	0.83%	0.73%
Average common shareholders’ equity ($ millions)	$36,792	$34,467	$31,184	$25,393	$21,275	$18,857	$17,067	$15,167	$14,116	$12,145
Average assets ($ millions)	$735,492	$639,716	$598,441	$542,365	$509,140	$455,324	$411,481	$403,546	$397,155	$394,527
Average assets to average common equity	20.0	18.6	19.2	21.4	23.9	24.1	24.1	26.6	28.1	32.5
Capital and leverage – Basel III
CET1 ratio	12.1%	11.6%	11.4%	10.6%	11.3%	10.8%	10.3%	9.4%	n/a	n/a
Tier 1 capital ratio	13.6%	12.9%	12.9%	12.1%	12.8%	12.5%	12.2%	11.6%	n/a	n/a
Total capital ratio	16.1%	15.0%	14.9%	13.8%	14.8%	15.0%	15.5%	14.6%	n/a	n/a
Leverage ratio	4.7%	4.3%	4.3%	4.0%	4.0%	3.9%	n/a	n/a	n/a	n/a
Basel II
Tier 1 capital ratio (1)	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	13.8%	14.7%
Total capital ratio (1)	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	17.3%	18.4%
Net interest margin	1.50%	1.65%	1.68%	1.66%	1.64%	1.74%	1.81%	1.85%	1.84%	1.79%
Efficiency ratio	60.6%	58.3%	57.5%	58.8%	59.7%	63.9%	63.7%	59.9%	57.7%	60.2%

(1)	Capital measures for fiscal year 2011 are under Canadian GAAP and have not been restated for IFRS.
n/a	Not applicable.

Condensed consolidated statement of changes in equity

Unaudited, $ millions, for the year ended October 31	2020	2019	2018		2017	2016	2015	2014	2013	2012	2011
Balance at beginning of year	$38,580	$35,116	$31,237		$23,673	$21,553	$18,783	$17,994	$16,367	$16,091	$14,799
Adjustment for change in accounting policy	148 (1)	6 (2)	(91	) (3)	–	–	–	– (4)	7 (5)	(180)	–
Premium on purchase of common shares	(166)	(79)	(313)		–	(209)	(9)	(250)	(422)	(118)	–
Premium on redemption of preferred shares	–	–	–		–	–	–	–	–	(30)	(12)
Changes in share capital
Preferred and other equity instruments	750	575	453		797	–	(31)	(675)	–	(1,050)	(400)
Common	317	348	695		4,522	213	31	29	(16)	393	572
Changes in contributed surplus	(8)	(11)	(1)		65	(4)	1	(7)	(3)	(8)	(5)
Changes in OCI	647	122	317		(338)	(248)	933	145	325	(435)	(171)
Net income	3,790	5,096	5,267		4,699	4,275	3,576	3,218	3,352	3,294	2,867
Dividends and distributions
Preferred and other equity instruments	(122)	(111)	(89)		(52)	(38)	(45)	(87)	(99)	(128)	(165)
Common	(2,592)	(2,488)	(2,356)		(2,121)	(1,879)	(1,708)	(1,567)	(1,523)	(1,470)	(1,391)
Non-controlling interests	(5)	13	(25)		1	8	29	(11)	5	8	(4)
Other	(4)	(7)	22		(9)	2	(7)	(6)	1	–	1
Balance at end of year	$41,335	$38,580	$35,116		$31,237	$23,673	$21,553	$18,783	$17,994	$16,367	$16,091

(1)	Represents the impact of adoption of IFRS 16 “Leases”.
(2)	Represents the impact of adoption of IFRS 15 “Revenue from Contracts with Customers”.
(3)	Represents the impact of adoption of IFRS 9 “Financial Instruments”.
(4)	Represents the impact of adoption of IFRS 10 “Consolidated Financial Statements”.
(5)	Represents the impact of adoption of amendments to IAS 19 “Employee Benefits”.

194	CIBC 2020 ANNUAL REPORT

Common share information

Unaudited, as at or for the year ended October 31	2020	2019	2018		2017	2016	2015	2014	2013	2012	2011
Weighted-average number basic shares outstanding (thousands)	445,435	444,324	443,082	(1)	412,636	395,389	397,213	397,620	400,880	403,685	396,233
Per share
– basic earnings	$8.23	$11.22	$11.69		$11.26	$10.72	$8.89	$7.87	$8.11	$7.77	$6.79
– diluted earnings	8.22	11.19	11.65		11.24	10.70	8.87	7.86	8.11	7.76	6.71
– dividends	5.82	5.60	5.32		5.08	4.75	4.30	3.94	3.80	3.64	3.51
– book value (2)	84.05	79.87	73.83		66.55	56.59	51.25	44.30	40.36	35.83	32.88
Closing share price (3)	99.38	112.31	113.68		113.56	100.50	100.28	102.89	88.70	78.56	75.10
Dividend payout ratio	70.7%	49.9%	45.5%		45.6%	44.3%	48.4%	50.0%	46.8%	46.9%	51.7%

(1)

Excludes 2,010,890 common shares which were issued and outstanding but which had not been acquired by a third party as at October 31, 2017. These shares were issued as a component of our acquisition of The PrivateBank.

(2)	Common shareholders’ equity divided by the number of common shares issued and outstanding at end of year.
(3)	The high and low price during the year, and closing price on the last trading day of the year, on the TSX.

Preferred shares and other equity instruments(1)

Unaudited, for the year ended October 31	2020	2019	2018	2017	2016	2015	2014	2013	2012	2011
Preferred shares
Class A
Series 18	$–	$–	$–	$–	$–	$–	$–	$–	$1.3694	$1.3750
Series 19	–	–	–	–	–	–	–	–	–	–
Series 23	–	–	–	–	–	–	–	–	–	–
Series 26	–	–	–	–	–	–	1.4375	1.4375	1.4375	1.4375
Series 27	–	–	–	–	–	0.3500	1.4000	1.4000	1.4000	1.4000
Series 28	–	–	–	–	–	–	–	–	–	0.0400
Series 29	–	–	–	–	–	0.6750	1.3500	1.3500	1.3500	1.3500
Series 30	–	–	–	–	–	–	–	–	–	0.9000
Series 31	–	–	–	–	–	–	–	–	0.2938	1.1750
Series 32	–	–	–	–	–	–	–	–	0.5625	1.1250
Series 33	–	–	–	–	–	–	1.0031	1.3375	1.3375	1.3375
Series 35	–	–	–	–	–	–	0.8125	1.6250	1.6250	1.6250
Series 37	–	–	–	–	–	–	1.2188	1.6250	1.6250	1.6250
Series 39	0.9283	0.9633	0.9750	0.9750	0.9750	0.9750	0.3793	–	–	–
Series 41	0.9673	0.9375	0.9375	0.9375	0.9375	0.8203	–	–	–	–
Series 43	0.8714	0.9000	0.9000	0.9000	0.9000	0.5764	–	–	–	–
Series 45	1.1000	1.1000	1.1000	0.4551	–	–	–	–	–	–
Series 47	1.1250	1.1250	0.8769	–	–	–	–	–	–	–
Series 49	1.3000	0.9990	–	–	–	–	–	–	–	–
Series 51	1.2875	0.5256	–	–	–	–	–	–	–	–
Other equity instruments
Limited Recourse Capital Notes
Series 1	–	–	–	–	–	–	–	–	–	–

(1)	The dividends and distributions are adjusted for the number of days during the year that the share is outstanding at the time of issuance and redemption.

CIBC 2020 ANNUAL REPORT	195

Glossary

Allowance for credit losses

Under IFRS 9, allowance for credit losses represents 12 months of expected credit losses (ECL) for instruments that have not been subject to a significant increase in credit risk, while allowance for credit losses represents lifetime ECL for instruments that have been subject to a significant increase in credit risk, including impaired instruments. ECL allowances for loans and acceptances are included in allowance for credit losses on the consolidated balance sheet. ECL allowances for fair value through other comprehensive income (FVOCI) debt securities are included as a component of the carrying value of the securities, which are measured at fair value. Expected credit loss allowances for other financial assets are included in the carrying value of the instrument. ECL allowances for guarantees and loan commitments are included in other liabilities.

Under IAS 39, allowance for credit losses generally represented an allowance set up in the financial statements sufficient to absorb specifically identified and inherent credit-related losses in CIBC’s portfolio of loans, acceptances, letters of credit and guarantees. This allowance can be “collective”, assessed by reviewing a portfolio of loans with similar characteristics, or “individual”, assessed by reviewing the characteristics of an individual exposure.

Allowance for credit losses are adjusted for provisions for (reversals of) credit losses and are reduced by write-offs, net of recoveries.

Amortized cost

The amount at which a financial asset or financial liability is measured at initial recognition minus repayments, plus or minus any unamortized origination date premiums or discounts, plus or minus any basis adjustments resulting from a fair value hedge, and minus any reduction for impairment (directly or through the use of an allowance account). The amount of a financial asset or liability measured at initial recognition is the cost of the financial asset or liability including capitalized transaction costs and deferred fees.

Assets under administration (AUA)

Assets administered by CIBC that are beneficially owned by clients and are, therefore, not reported on the consolidated balance sheet. The services provided by CIBC are of an administrative nature, such as safekeeping of securities, client reporting and record keeping, collection of investment income, and the settlement of purchase and sale transactions. In addition, AUM amounts are included in the amounts reported under AUA.

Assets under management (AUM)

Assets managed by CIBC that are beneficially owned by clients and are, therefore, not reported on the consolidated balance sheet. The service provided in respect of these assets is discretionary portfolio management on behalf of the clients.

Average interest-earning assets

Average interest-earning assets include interest-bearing deposits with banks, securities, cash collateral on securities borrowed or securities purchased under resale agreements, loans net of allowances, and certain sublease-related assets.

Basis point

One-hundredth of a percentage point (0.01%).

Collateral

Assets pledged to secure loans or other obligations, which are forfeited if the obligations are not repaid.

Collateralized debt obligation (CDO)

Securitization of any combination of corporate debt, asset-backed securities (ABS), mortgage-backed securities or tranches of other CDOs to form a pool of diverse assets that are tranched into securities that offer varying degrees of risk and return to meet investor demand.

Collateralized loan obligation

Securitizations of diversified portfolios of corporate debt obligations and/or ABS that are tranched into securities that offer varying degrees of risk and return to meet investor demand.

Credit derivatives

A category of financial instruments that allow one party (the beneficiary) to separate and transfer the credit risk of nonpayment or partial payment of an underlying financial instrument to another party (the guarantor).

Credit valuation adjustment (CVA)

A valuation adjustment that is required to be considered in measuring fair value of over-the-counter (OTC) derivatives to recognize the risk that any given derivative counterparty may not ultimately be able to fulfill its obligations. In assessing the net counterparty credit risk (CCR) exposure, we take into account credit mitigants such as collateral, master netting arrangements, and settlements through clearing houses.

Current replacement cost

The estimated cost of replacing an asset at the present time according to its current worth.

Derivatives

A financial contract that derives its value from the performance of an underlying instrument, index or financial rate.

Dividend payout ratio

Common share dividends paid as a percentage of net income after preferred share dividends, premium on preferred share redemptions, and distributions on other equity instruments.

Dividend yield

Dividends per common share divided by the closing common share price.

196	CIBC 2020 ANNUAL REPORT

Effective interest rate method

A method of calculating the amortized cost of a financial asset or financial liability and of allocating the interest income or interest expense over the relevant period. The effective interest rate is the rate that exactly discounts estimated future cash payments or receipts through the expected life of the financial instrument or, when appropriate, a shorter period, to the net carrying amount of the financial asset or financial liability.

Efficiency ratio

Non-interest expenses as a percentage of total revenue (net interest income and non-interest income). Efficiency ratio is used as a measure of productivity.

Exchange-traded derivative contracts

Standardized derivative contracts (e.g., futures contracts and options) that are transacted on an organized exchange and cleared through a central clearing house, and are generally subject to standard margin requirements.

Fair value

The price that would be received to sell an asset, or paid to transfer a liability, between market participants in an orderly transaction in the principal market at the measurement date under current market conditions.

Forward contracts

A non-standardized contract to buy or sell a specified asset at a specified price and specified date in the future.

Forward rate agreement

An OTC forward contract that determines an interest rate to be paid or received commencing on a specified date in the future for a specified period.

Full-time equivalent employees

A measure that normalizes the number of full-time and part-time employees, base plus commissioned employees, and 100% commissioned employees into equivalent full-time units based on actual hours of paid work during a given period, for individuals whose compensation is included in the Employee compensation and benefits line on the consolidated statement of income.

Futures

A standardized contract to buy or sell a specified commodity, currency or financial instrument of standardized quantity and quality at a specific price and date in the future. Futures contracts are traded on an exchange.

Guarantees and standby letters of credit

Primarily represent CIBC’s obligation, subject to certain conditions, to make payments to third parties on behalf of clients, if these clients cannot make those payments, or are unable to meet other specified contractual obligations.

Hedge

A transaction intended to offset potential losses/gains that may be incurred in a transaction or portfolio.

Loan loss ratio

The ratio is calculated as the provision for credit losses on impaired loans to average loans and acceptances, net of allowance for credit losses.

Mark-to-market

The fair value (as defined above) at which an asset can be sold or a liability can be transferred.

Net interest income

The difference between interest earned on assets (such as loans and securities) and interest incurred on liabilities (such as deposits and subordinated indebtedness).

Net interest margin

Net interest income as a percentage of average assets.

Normal course issuer bid

Involves a listed company buying its own shares for cancellation through a stock exchange or other published market, from time to time, and is subject to the various rules of the exchanges and securities commissions.

Notional amount

Principal amount or face amount of a financial contract used for the calculation of payments made on that contract.

Off-balance sheet financial instruments

A financial contract that is based mainly on a notional amount and represents a contingent asset or liability of an institution. Such instruments include credit-related arrangements.

Office of the Superintendent of Financial Institutions (OSFI)

OSFI supervises and regulates all banks, all federally incorporated or registered trust and loan companies, insurance companies, cooperative credit associations, fraternal benefit societies, and federal pension plans in Canada.

Operating leverage

Operating leverage is the difference between the year-over-year percentage change in revenue (on a taxable equivalent basis) and year-over-year percentage change in non-interest expenses.

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Options

A financial contract under which the writer (seller) confers the right, but not the obligation, to the purchaser to either buy (call option) or sell (put option) a specified amount of an underlying asset or instrument at a specified price either at or by a specified date.

Provision for credit losses

An amount charged or credited to income to adjust the allowance for credit losses to the appropriate level, for both performing and impaired financial assets. Provision for credit losses for loans and acceptances and related off-balance sheet loan commitments is included in the Provision for credit losses line on the consolidated statement of income. Provision for credit losses for debt securities measured at FVOCI or amortized cost is included in Gains (losses) from debt securities measured at FVOCI and amortized cost, net.

Return on average assets or average interest-earning assets

Net income expressed as a percentage of average assets or average interest-earning assets.

Return on common shareholders’ equity

Net income attributable to equity shareholders expressed as a percentage of average common shareholders’ equity.

Securities borrowed

Securities are typically borrowed to cover short positions. Borrowing requires the pledging of collateral by the borrower to the lender. The collateral may be cash or a highly rated security.

Securities lent

Securities are typically lent to a borrower to cover their short positions. Borrowing requires the pledging of collateral by the borrower to the lender. The collateral provided may be cash or a highly rated security.

Securities purchased under resale agreements

A transaction where a security is purchased by the buyer and, at the same time, the buyer commits to resell the security to the original seller at a specific price and date in the future.

Securities sold short

A transaction in which the seller sells securities that it does not own. Initially the seller typically borrows the securities in order to deliver them to the purchaser. At a later date, the seller buys identical securities in the market to replace the borrowed securities.

Securities sold under repurchase agreements

A transaction where a security is sold by the seller and, at the same time, the seller commits to repurchase the security from the original purchaser at a specific price and date in the future.

Structured entities (SEs)

Entities that have been designed so that voting or similar rights are not the dominant factor in deciding who controls the entity, such as when any voting rights relate to administrative tasks only and the relevant activities are directed by means of contractual arrangements.

Swap contracts

A financial contract in which counterparties exchange a series of cash flows based on a specified notional amount over a specified period.

Taxable equivalent basis (TEB)

The gross-up tax-exempt revenue on certain securities to a TEB. There is an equivalent offsetting adjustment to the income tax expense.

Total shareholder return

The total return earned on an investment in CIBC’s common shares. The return measures the change in shareholder value, assuming dividends paid are reinvested in additional shares.

Risk and capital glossary

Advanced internal ratings-based (AIRB) approach for credit risk

Internal models based on historical experience of key risk assumptions such as probability of default (PD), loss given default (LGD) and exposure at default (EAD) are used to compute the capital requirements subject to OSFI approval. A capital floor based on the standardized approach is also calculated by banks under the AIRB approach for credit risk and an adjustment to risk-weighted assets (RWA) may be required as prescribed by OSFI.

Advanced measurement approach (AMA) for operational risk

A risk-sensitive approach to calculating the capital charge for operational risk based on internal risk measurement models, using a combination of quantitative and qualitative risk measurement techniques. Effective in the first quarter of 2020, the AMA approach for operational risk is no longer permitted, and banks must use the standardized approach to calculate operational risk capital requirements.

Asset/liability management (ALM)

The practice of managing risks that arise from mismatches between the assets and liabilities, mainly in the non-trading areas of the bank. Techniques are used to manage the relative duration of CIBC’s assets (such as loans) and liabilities (such as deposits), in order to minimize the adverse impact of changes in interest rates.

198	CIBC 2020 ANNUAL REPORT

Bail-in eligible liabilities

Bail-in eligible liabilities include long-term (i.e., original maturity over 400 days), unsecured senior debt issued on or after September 23, 2018 that is tradable and transferrable, and any preferred shares and subordinated debt that are not considered non-viability contingent capital (NVCC). Consumer deposits, secured liabilities (for example, covered bonds), certain financial contracts (for example, derivatives) and certain structured notes are not bail-in eligible.

Bank exposures

All direct credit risk exposures to deposit-taking institutions and regulated securities firms, and exposures guaranteed by those entities.

Business and government portfolio

A category of exposures that includes lending to businesses and governments, where the primary basis of adjudication relies on the determination and assignment of an appropriate risk rating that reflects the credit risk of the exposure.

Central counterparty (CCP)

A clearing house that interposes itself between counterparties to contracts traded in one or more financial markets, becoming the buyer to every seller and the seller to every buyer and thereby ensuring the future performance of open contracts.

Comprehensive approach for securities financing transactions

A framework for the measurement of CCR with respect to securities financing transactions, which utilizes a volatility adjusted collateral value to reduce the amount of the exposure.

Common Equity Tier 1 (CET1), Tier 1 and Total capital ratios

CET1, Tier 1 and total regulatory capital, divided by RWA, as defined by OSFI’s Capital Adequacy Requirements (CAR) Guideline, which is based on Basel Committee on Banking Supervision (BCBS) standards.

Corporate exposures

All direct credit risk exposures to corporations, partnerships and proprietorships, and exposures guaranteed by those entities.

Credit risk

The risk of financial loss due to a borrower or counterparty failing to meet its obligations in accordance with contractual terms.

Drawn exposure

The amount of credit risk exposure resulting from loans already advanced to the customer.

Economic capital

Economic capital provides a framework to evaluate the returns of each strategic business unit, commensurate with risk assumed. Economic capital is a non-GAAP risk measure based upon an estimate of equity capital required by the businesses to absorb unexpected losses consistent with our targeted risk rating over a one-year horizon. Economic capital comprises primarily credit, market, operational and strategic risk capital.

Economic profit

A non-GAAP risk-adjusted performance measure used for measuring economic value added. It is calculated as earnings of each business less a charge for the cost of capital.

Exposure at default (EAD)

An estimate of the amount of exposure to a customer at the event of, and at the time of, default.

Incremental risk charge (IRC)

A capital charge applied in addition to market risk capital specifically to cover default and migration risk in unsecuritized credit assets of varying liquidity held in the trading book.

Internal Capital Adequacy Assessment Process (ICAAP)

A framework and process designed to provide a comprehensive view on capital adequacy, as defined by Pillar II of the Basel Accord, wherein we identify and measure our risks on an ongoing basis in order to ensure that the capital available is sufficient to cover all risks across CIBC.

Internal models approach (IMA) for market risk

Models, which have been developed by CIBC and approved by OSFI, for the measurement of risk and regulatory capital in the trading portfolio for general market risk, debt specific risk, and equity specific risk.

Internal model method (IMM) for counterparty credit risk

Models, which have been developed by CIBC and approved by OSFI, for the measurement of CCR with respect to OTC derivatives.

Internal ratings-based (IRB) approach for securitization exposures

This approach comprises two calculation methods available for securitization exposures that require OSFI approval: the Internal Ratings-Based Approach (SEC-IRBA) is available to the banks approved to use the IRB approach for underlying exposures securitized and the Internal Assessment Approach (SEC-IAA) is available for certain securitization exposures extended to asset-backed commercial paper (ABCP) programs.

Leverage ratio exposure

The leverage ratio exposure is defined under the OSFI rules as on-balance sheet assets (unweighted) less Tier 1 capital regulatory adjustments plus derivative exposures, securities financing transaction exposures with a limited form of netting under certain conditions, and other off-balance sheet exposures (such as commitments, direct credit substitutes, forward asset purchases, standby/trade letters of credit and securitization exposures).

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Until December 31, 2021, exposures arising from central bank reserves and sovereign-issued securities that qualify as High Quality Liquid Assets (HQLA) may be excluded from the exposure measure for leverage ratio purposes.

Leverage ratio

Defined as Tier 1 capital divided by the leverage ratio exposure determined in accordance with guidelines issued by OSFI, which are based on BCBS standards.

Liquidity coverage ratio (LCR)

Derived from the BCBS’s Basel III framework and incorporated into OSFI’s Liquidity Adequacy Requirements (LAR) Guideline, the LCR is a liquidity standard that aims to ensure that an institution has an adequate stock of unencumbered HQLA that consists of cash or assets that can be converted into cash at little or no loss of value in private markets, to meet its liquidity needs for a 30-calendar-day liquidity stress scenario.

Liquidity risk

The risk of having insufficient cash or its equivalent in a timely and cost-effective manner to meet financial obligations as they come due.

Loss given default (LGD)

An estimate of the amount of exposure to a customer that will not be recovered following a default by that customer, expressed as a percentage of the EAD. LGD is generally based on through-the-cycle assumptions for regulatory capital purposes, and generally based on point-in-time assumptions reflecting forward-looking information for IFRS 9 ECL purposes.

Market risk

The risk of economic financial loss in our trading and non-trading portfolios from adverse changes in underlying market factors, including interest rates, foreign exchange rates, equity market prices, commodity prices, credit spreads and customer behaviour for retail products.

Master netting agreement

An industry standard agreement designed to reduce the credit risk of multiple transactions with a counterparty through the creation of a legal right of offset of exposures in the event of a default by that counterparty and through the provision for net settlement of all contracts through a single payment.

Net cumulative cash flow (NCCF)

The NCCF is a liquidity horizon metric defined under OSFI’s LAR Guideline as a monitoring and supervision tool for liquidity risk that measures an institution’s detailed cash flows in order to capture the risk posed by funding mismatches between assets and liabilities.

Net stable funding ratio (NSFR)

Derived from the BCBS’s Basel III framework and incorporated into OSFI’s LAR Guideline, the NSFR standard aims to promote long-term resilience of the financial sector by requiring banks to maintain a sustainable stable funding profile in relation to the composition of their assets and off-balance sheet activities.

Non-viability contingent capital (NVCC)

Effective January 1, 2013, in order to qualify for inclusion in regulatory capital, all non-common Tier 1 and Tier 2 capital instruments must be capable of absorbing losses at the point of non-viability of a financial institution. This will ensure that investors in such instruments bear losses before taxpayers where the government determines that it is in the public interest to rescue a non-viable bank.

Operational risk

The risk of loss arising from people, inadequate or failed internal processes, and systems or from external events.

Other off-balance sheet exposure

The amount of credit risk exposure resulting from the issuance of guarantees and letters of credit.

Other retail

This exposure class includes all loans other than qualifying revolving retail and real estate secured personal lending that are extended to individuals and small businesses under the regulatory capital reporting framework.

Over-the-counter derivatives exposure

The amount of credit risk exposure resulting from derivatives that trade directly between two counterparties, rather than through exchanges.

Probability of default (PD)

An estimate of the likelihood of default for any particular customer which occurs when that customer is not able to repay its obligations as they become contractually due. PD is generally based on through-the-cycle assumptions for regulatory capital purposes, and generally based on point-in-time assumptions reflecting forward-looking information for IFRS 9 ECL purposes.

Qualifying central counterparty (QCCP)

An entity that is licensed to operate as a CCP and is permitted by the appropriate regulator or oversight body to operate as such with respect to the products offered by that CCP.

Qualifying revolving retail

This exposure class includes credit cards, unsecured lines of credit and overdraft protection products extended to individuals. Under the standardized approach, these exposures would be included under “other retail”.

Real estate secured personal lending

This exposure class includes residential mortgages and home equity loans and lines of credit extended to individuals.

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Regulatory capital

Regulatory capital, as defined by OSFI’s CAR Guideline, is comprised of Common Equity Tier 1 (CET1), Additional Tier 1 (AT1) and Tier 2 capital. CET1 capital includes common shares, retained earnings, accumulated other comprehensive income (AOCI) (excluding AOCI relating to cash flow hedges and changes in fair value option liabilities attributable to changes in own credit risk) and qualifying instruments issued by a consolidated banking subsidiary to third parties, less regulatory adjustments for items such as goodwill and other intangible assets, deferred tax assets, net assets related to defined benefit pension plans, and certain investments. On March 27, 2020, OSFI introduced transitional arrangements for the capital treatment of expected loss provisioning, such that part of the allowances that would otherwise be included in Tier 2 capital will instead qualify for inclusion in CET1 capital subject to certain scalars and limitations until fiscal year 2022. AT1 capital primarily includes NVCC preferred shares, Limited Recourse Capital Notes, qualifying instruments issued by a consolidated subsidiary to third parties, and non-qualifying innovative Tier 1 notes which are subject to phase-out rules for capital instruments. Tier 1 capital is comprised of CET1 plus AT1. Tier 2 capital includes NVCC subordinated indebtedness, non-qualifying subordinated indebtedness subject to phase-out rules for capital instruments, eligible general allowances, and qualifying instruments issued by a consolidated subsidiary to third parties. Total capital is comprised of Tier 1 capital plus Tier 2 capital. Qualifying regulatory capital instruments must be capable of absorbing loss at the point of non-viability of the financial institution; non-qualifying capital instruments are excluded from regulatory capital at a rate of 10% per annum commencing January 1, 2013 through to November 1, 2021.

Repo-style transactions exposure

The amount of credit risk exposure resulting from our securities bought or sold under resale agreements, as well as securities borrowing and lending activities.

Reputation risk

The risk of negative publicity regarding CIBC’s business conduct or practices which, whether true or not, could significantly harm CIBC’s reputation as a leading financial institution, or could materially and adversely affect CIBC’s business, operations, or financial condition.

Resecuritization

A securitization exposure in which the risk associated with an underlying pool of exposures is tranched and at least one of the underlying exposures is a securitization exposure.

Retail portfolios

A category of exposures that primarily includes consumer but also small business lending, where the primary basis of adjudication relies on credit-scoring models.

Risk-weighted assets

RWA consist of three components: (i) RWA for credit risk are calculated using the AIRB and standardized approaches. The AIRB RWA are calculated using PDs, LGDs, EADs, and in some cases maturity adjustments, while the standardized approach applies risk weighting factors specified in the OSFI guidelines to on- and off-balance sheet exposures; (ii) RWA for market risk in the trading portfolio are based on the internal models approved by OSFI with the exception of the RWA for traded securitization assets where we are using the methodology defined by OSFI; and (iii) RWA for operational risk relating to the risk of losses resulting from people, inadequate or failed internal processes, and systems or from external events are calculated under a standardized approach (for 2019 and prior: calculated under the AMA and standardized approaches). Since the introduction of Basel II in 2008, OSFI has prescribed a capital floor requirement for institutions that use the AIRB approach for credit risk. The capital floor is determined by comparing a capital requirement calculated by reference to the Basel II standardized approach against the Basel III calculation, as specified by OSFI. Any shortfall in the Basel III capital requirement is added to RWA.

Securitization

The process of selling assets (normally financial assets such as loans, leases, trade receivables, credit card receivables or mortgages) to trusts or other SEs. An SE normally issues securities or other forms of interests to investors and/or the asset transferor, and the SE uses the proceeds of the issue of securities or other forms of interest to purchase the transferred assets. The SE will generally use the cash flows generated by the assets to meet the obligations under the securities or other interests issued by the SE, which may carry a number of different risk profiles.

Sovereign exposures

All direct credit risk exposures to governments, central banks and certain public sector entities, and exposures guaranteed by those entities.

Standardized approach for credit risk

Applied to exposures when there is not sufficient information to allow for the use of the AIRB approach for credit risk. Credit risk capital requirements are calculated based on a standardized set of risk weights as prescribed in the CAR Guideline. The standardized risk weights are based on external credit assessments, where available, and other risk-related factors, including export credit agencies, exposure asset class, collateral, etc.

Standardized approach for operational risk

Capital is based on prescribed percentages that vary by business activity and is applied to the three-year average gross income.

Standardized approach for securitization exposures

This approach comprises the calculation methods available for securitization exposures that do not require OSFI approval: the External Ratings-Based Approach (SEC-ERBA) and the Standardized Approach (SEC-SA).

Strategic risk

The risk of ineffective or improper implementation of business strategies, including mergers and acquisitions. It includes the potential financial loss due to the failure of organic growth initiatives or failure to respond appropriately to changes in the business environment.

Stressed Value-at-Risk

A value-at-risk calculation using a one-year observation period related to significant losses for the given portfolio at a specified level of confidence and time horizon.

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Structural foreign exchange risk

Structural foreign exchange risk primarily consists of the risk inherent in net investments in foreign operations due to changes in foreign exchange rates, and foreign currency denominated RWA and foreign currency denominated capital deductions.

Structural interest rate risk

Structural interest rate risk primarily consists of the risk arising due to mismatches in assets and liabilities, which do not arise from trading and trading-related businesses.

Total loss absorbing capacity (TLAC) measure

The sum of Total capital and bail-in eligible liabilities that have a residual maturity greater than one year. Bail-in eligible liabilities include long-term (original maturity over 400 days), unsecured senior debt issued on or after September 23, 2018, that is tradable and transferrable, and any preferred shares and subordinated debt that are not NVCC. Consumer deposits, secured liabilities (for example, covered bonds), eligible financial contracts (for example derivatives) and certain structured notes are excluded from the bail-in power.

Transitional arrangements for capital treatment of expected loss provisioning

On March 27, 2020, OSFI introduced transitional arrangements for expected credit loss provisioning. This arrangement results in a portion of allowances that would otherwise be included in Tier 2 capital qualifying for inclusion in CET1 capital. The amount of ECL allowances eligible for inclusion in CET1 capital is determined based on the increase in stage 1 and stage 2 allowances relative to balances as at January 31, 2020 as a baseline. This amount is then adjusted for tax effects and is subject to a scaling factor that will decrease over time. The scaling factor has been set at 70% for fiscal 2020, 50% for fiscal 2021, and 25% for fiscal 2022. For exposures under the internal ratings-based (IRB) approach, the lower of this amount and excess allowances eligible for inclusion in Tier 2 capital is included as CET1 capital under the transitional arrangements.

Undrawn exposures

The amount of credit risk exposure resulting from loans that have not been advanced to a customer, but which a customer may be entitled to draw in the future.

Value-at-Risk (VaR)

Generally accepted risk measure that uses statistical models to estimate the distribution of possible returns on a given portfolio at a specified level of confidence and time horizon.

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Shareholder information

Fiscal Year

November 1st to October 31st

Key Dates

Reporting dates 2021

First quarter results – Thursday, February 25, 2021

Second quarter results – Thursday, May 27, 2021

Third quarter results – Thursday, August 26, 2021

Fourth quarter results – Thursday, December 2, 2021

Annual Meeting of Shareholders 2021

CIBC’s Annual Meeting of Shareholders will be held on April 8, 2021. For more details, please visit our Annual Meeting webpage at https://www.cibc.com/en/about-cibc/investor-relations/annual-meeting.html.

Common shares of CIBC (CM) are listed on the Toronto Stock Exchange and the New York Stock Exchange. Preferred shares are listed on the Toronto Stock Exchange.

Dividends

Quarterly dividends were paid on CIBC common and preferred shares in 2020:

Common shares

Ex-dividend date	Record date	Payment date	Dividends per share	Number of common shares on record date
Sep 25/20	Sep 28/20	Oct 28/20	$1.46	446,423,900
Jun 26/20	Jun 29/20	Jul 28/20	$1.46	445,450,650
Mar 26/20	Mar 27/20	Apr 28/20	$1.46	444,565,420
Dec 24/19	Dec 27/19	Jan 28/20	$1.44	445,169,021

Preferred shares

Stock	Series 39	Series 41 (1)	Series 43 (2)	Series 45	Series 47	Series 49	Series 51
Ticker symbol	CM.PR.O	CM.PR.P	CM.PR.Q	CM.PR.R	CM.PR.S	CM.PR.T	CM.PR.Y
Quarterly dividend	$0.232063	$0.244313	$0.196438	$0.275000	$0.281250	$0.325000	$0.321875

(1) The dividend rate of Series 41 was reset in accordance with the share terms effective January 31, 2020.

(2) The dividend rate of Series 43 was reset in accordance with the share terms effective July 31, 2020.

2021 dividend payment dates

(Subject to approval by the CIBC Board of Directors)

Record dates	Payment dates
December 29, 2020	January 28, 2021
March 29, 2021	April 28, 2021
June 28, 2021	July 28, 2021
September 28, 2021	October 28, 2021

Eligible dividends

CIBC designates any and all dividends paid or deemed for Canadian federal, provincial or territorial income tax purposes to be paid on or after January 1, 2006 to be “eligible dividends”, unless otherwise indicated in respect of dividends paid subsequent to this notification, and hereby notifies all recipients of such dividends of this designation.

Regulatory capital

Information on CIBC’s regulatory capital instruments and regulatory capital position may be found at www.cibc.com; About CIBC; Investor Relations; Regulatory Capital Instruments.

Credit ratings

Credit rating information can be found on page 78 in this Annual Report.

Shareholder investment plan

All Canadian and U.S. resident registered holders of CIBC common shares and designated Class A preferred shares may participate in one or more of the following options and pay no brokerage commissions or service charges:

Dividend reinvestment option – Canadian residents may have dividends reinvested in additional CIBC common shares.

Share purchase option – Canadian residents may purchase up to $50,000 of additional CIBC common shares during the fiscal year.

Stock dividend option – U.S. residents may elect to receive stock dividends on CIBC common shares.

Further information is available through AST Trust Company (Canada) (formerly CST Trust Company) and on the CIBC website at www.cibc.com.

Transfer agent and registrar

For information relating to shareholdings, shareholder investment plan, dividends, direct dividend deposit, dividend reinvestment accounts and lost certificates, or to eliminate duplicate mailings of shareholder material, please contact:

CIBC 2020 ANNUAL REPORT	203

AST Trust Company (Canada), P.O. Box 700, Postal Station B, Montreal, QC, H3B 3K3

416 682-3860 or 1 800 258-0499 (Canada and the U.S. only), Fax 1 888 249-6189, Email: inquiries@astfinancial.com,

Website: www.astfinancial.com/ca.

Common and preferred shares are transferable in Canada at the offices of our agent, AST Trust Company (Canada), in Toronto, Montreal, Calgary and Vancouver.

In the U.S., common shares are transferable at:

Computershare Inc., By Mail: P.O. Box 43078 Providence, RI 02940-3078; By Overnight Delivery: 150 Royall Street, Canton, MA 02021, 1 800 589-9836, Website: www.computershare.com/investor.

Registered shareholders can opt to have their shares recorded electronically in the Direct Registration System (DRS). Please contact our transfer agent for details.

How to reach us:

CIBC Head Office Commerce Court, Toronto, Ontario, Canada M5L 1A2 Telephone number: 416 980-2211 SWIFT code: CIBCCATT Website: www.cibc.com	Investor Relations Email: investorrelations@cibc.com	Corporate Secretary Call: 416 980-3096 Email: corporate.secretary@cibc.com	Office of the CIBC Ombudsman Toll-free across Canada: 1 800 308-6859 Toronto: 416 861-3313 Email: ombudsman@cibc.com

CIBC Telephone Banking Toll-free across Canada: 1 800 465-2422	Communications and Public Affairs Email: corporatecommunications@cibc.com	Client Care Toll-free across Canada: 1 800 465-2255 Email: client.care@cibc.com

Where to find more information

CIBC Annual Report 2020

Additional print copies of the Annual Report will be available in March 2021 and may be obtained by emailing investorrelations@cibc.com. The Annual Report is also available online at www.cibc.com/ca/investor-relations/annual-reports.html.

Des exemplaires supplémentaires du Rapport annuel seront disponibles en mars 2021 et peuvent être commandés par courriel à relationsinvestisseurs@cibc.com. Le Rapport annuel est aussi disponible à l’adresse www.cibc.com/ca/investor-relations/annual-reports-fr.html.

CIBC Sustainability Report and Public Accountability Statement 2020

This report reviews our economic, environmental, social and governance activities over the past year and will be available in March 2021 at https://www.cibc.com/en/about-cibc/corporate-responsibility.html.

Management Proxy Circular 2021

The Management Proxy Circular contains information for shareholders about CIBC’s annual meeting, including information relating to the election of CIBC’s directors, appointment of auditors and shareholder proposals, as well as other matters. The 2021 Proxy Circular will be available in March 2021 at www.cibc.com.

Corporate Governance

CIBC’s Statement of Corporate Governance Practices describes the governance framework that guides the Board and management in fulfilling their obligations to CIBC and our shareholders. This statement and other information on Corporate Governance at CIBC, including our CIBC Code of Conduct for all employees and CIBC Code of Ethics for Directors, can be found on our corporate website at www.cibc.com/ca/inside-cibc/governance/governance-practices.html.

Regulatory Filings

In Canada with the Canadian Securities Administrators at www.sedar.com.

In the U.S. with the U.S. Securities and Exchange Commission at www.sec.gov/edgar.shtml.

Incorporation

Canadian Imperial Bank of Commerce (CIBC) is a diversified financial institution governed by the Bank Act (Canada). CIBC was formed through the amalgamation of The Canadian Bank of Commerce and Imperial Bank of Canada in 1961.

The Canadian Bank of Commerce was originally incorporated as Bank of Canada by special act of the legislature of the Province of Canada in 1858. Subsequently, the name was changed to The Canadian Bank of Commerce and it opened for business under that name in 1867. Imperial Bank of Canada was incorporated in 1875 by special act of the Parliament of Canada and commenced operations in that year.

Trademarks

Trademarks used in this Annual Report which are owned by Canadian Imperial Bank of Commerce, or its subsidiaries in Canada and/or other countries include, “CIBC Agility”, “CIBC Bank USA Smart Account”, the CIBC logo, “CIBC eDeposit”, “CIBC FirstCaribbean International Bank”, “CIBC Foreign Cash Online”, “CIBC Global Money Transfer”, “CIBC Investor’s Edge”, “CIBC Miracle Day”, “CIBC Mobile Banking”, “CIBC Pace It”, “CIBC Personal Portfolio Services”, “CIBC Private Wealth Management”, “CIBC Smart”, “CIBC SmartBanking”, “CIBC Team Next”, “Remi Beta Bot”, “Simplii Financial” and “Wood Gundy”. All other trademarks mentioned in this annual report which are not owned by Canadian Imperial Bank of Commerce or its subsidiaries, are the property of their respective owners.

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Board of Directors:

The Hon. John P. Manley, P.C., O.C. Chair of the Board CIBC Senior Advisor, Bennett Jones LLP Ottawa, Ontario, Canada Joined in 2005	Brent S. Belzberg (CGC, RMC) Senior Managing Partner TorQuest Partners Toronto, Ontario, Canada Joined in 2005	Charles J. G. Brindamour (RMC) Chief Executive Officer Intact Financial Corporation Toronto, Ontario, Canada Joined in 2020	Nanci E. Caldwell (MRCC) Corporate Director Woodside, California, U.S.A. Joined in 2015

Michelle L. Collins (AC) President Cambium LLC Chicago, Illinois, U.S.A. Joined in 2017	Patrick D. Daniel (MRCC – Chair) Corporate Director Calgary, Alberta, Canada Joined in 2009	Luc Desjardins (AC) President and Chief Executive Officer Superior Plus Corp. Toronto, Ontario, Canada Joined in 2009	Victor G. Dodig President and Chief Executive Officer CIBC Toronto, Ontario, Canada Joined in 2014

Kevin J. Kelly (MRCC) Corporate Director Toronto, Ontario, Canada Joined in 2013	Christine E. Larsen (RMC) Corporate Director Montclair, New Jersey, U.S.A. Joined in 2016	Nicholas D. Le Pan (AC – Chair) Corporate Director Ottawa, Ontario, Canada Joined in 2008	Jane L. Peverett (AC, CGC) Corporate Director West Vancouver, British Columbia, Canada Joined in 2009

Katharine B. Stevenson (CGC – Chair, MRCC) Corporate Director Toronto, Ontario, Canada Joined in 2011	Martine Turcotte (CGC, MRCC) Corporate Director Verdun, Québec, Canada Joined in 2014	Barry L. Zubrow (RMC – Chair) President ITB LLC Far Hills, New Jersey, U.S.A. Joined in 2015

AC – Audit Committee

CGC – Corporate Governance Committee

MRCC – Management Resources and Compensation Committee

RMC – Risk Management Committee

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Sustainable banking

for a modern world

Sustainability is at the heart of CIBC’s purpose: to help make your ambitions a reality. Inspired by this purpose, we integrate sustainability into everything we do, focusing on environmental, social and governance (ESG) matters of importance to our stakeholders.

Building on responsible business practices that we have embedded across CIBC, we are taking action to further reduce environmental impacts across our value chain, support programs that foster an inclusive and healthy society, and integrate best-in-class governance practices to create a sustainable future.

CIBC supports and participates in many industry and global sustainability initiatives:

CIBC’s 2020 Sustainability Report will be available in March 2021 at www.cibc.com

www.cibc.com